UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Items

1.	SUMMARY OF MINUTES OF THE 715TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 24, 2017

2.	SUMMARY OF MINUTES OF THE 699TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 28, 2018

3.	SUMMARY OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON APRIL 23, 2018

4.	NOTICE TO STOCKHOLDERS DATED APRIL 27, 2018 REGARDING THE CREDIT OF THE SUBSCRIBED SHARES RELATED TO THE CAPITAL INCREASE

5.	NOTICE TO STOCKHOLDERS DATED APRIL 30, 2018 REGARDING THE DIVIDEND DISTRIBUTION FOR THE 2017 BUSINESS YEAR

6.	MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS HELD ON APRIL 30, 2017

7.	MARKET ANNOUNCEMENT DATED MAY 2, 2018 REGARDING FITCH RATINGS INCREASE OF CEMIG’S CREDIT RATE

8.	SUMMARY OF MINUTES OF THE 732TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 2, 2018

9.	MATERIAL ANNOUNCEMENT DATED MAY 4, 2018: RENOVA REFUSES CEMIG OFFER FOR INTEREST IN CHIPLEY/PCH

10.	CONVOCATION AND PROPOSAL DATED MAY 8, 2018 TO THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON JUNE 11, 2018

11.	REMOTE VOTING FORM FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON JUNE 11, 2018

12.	MARKET ANNOUNCEMENT DATED MAY 9, 2018 REGARDING THE FILLING OF THE 20-F FORM FOR 2017 WITH THE SEC AND THE CVM

13.	MATERIAL ANNOUNCEMENT DATED MAY 10, 2018: RENOVA ENDS NEGOTIATIONS WITH BROOKFIELD

14.	MARKET ANNOUNCEMENT DATED MAY 11, 2018: REPLY TO CVM INQUIRY LETTER 198/2018/CVM/SEP/GEA-1

15.	MARKET ANNOUNCEMENT DATED MAY 15, 2018: CHANGES TO THE 2018 CORPORATE EVENTS CALENDAR

16.	MATERIAL ANNOUNCEMENT DATED MAY 16, 2018: SALE OF ABSORBED ASSETS FROM CEMIGTELECOM

17.	MATERIAL ANNOUNCEMENT DATED MAY 16, 2018: TAESA OFFER FOR INTEREST IN CENTROESTE DE MINAS

18.	MATERIAL ANNOUNCEMENT DATED MAY 17, 2018: AGREEMENT TO END CROSS HOLDINGS IN CEARÁ WIND FARMS

19.	MATERIAL ANNOUNCEMENT DATED MAY 23, 2018: PERIODIC TARIFF REVIEW (RTP) FOR CEMIG D

20.	MARKET ANNOUNCEMENT DATED MAY 24, 2018: ITAÚ ASSET MANAGEMENT HOLDINGS SLIGHTLY BELOW 5% THRESHOLD

21.	MARKET ANNOUNCEMENT DATED MAY 24, 2018: REPLY TO INQUIRY LETTER 1122/2018-SAE

22.	SUMMARY OF MINUTES OF THE 734TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 24, 2018

23.	MARKET ANNOUNCEMENT DATED MAY 25, 2018: DETAILS ON CEO LEAVE OF ABSENCE

24.	MATERIAL ANNOUNCEMENT DATED MAY 25, 2018: ANNOUNCEMENT OF TENDER FOR TELECOM ASSETS

25.	MARKET ANNOUNCEMENT: XXIII ANNUAL MEETING WITH THE CAPITAL MARKET

26.	MARKET ANNOUNCEMENT: FIRST QUARTER OF 2018 RESULTS PRESENTATION SCHEDULE

27.	FIRST QUARTER 2018 RESULTS IN PORTUGUESE

28.	FIRST QUARTER 2018 RESULTS – EARNINGS RELEASE

29.	PRESENTATION OF 2017 RESULTS

30.	PRESENTATION OF FIRST QUARTER 2018 RESULTS

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/S/ MAURÍCIO FERNANDES LEONARDO JÚNIOR
Name: Title:	Maurício Fernandes Leonardo Júnior Chief Finance and Investor Relations Officer

Date: June 4, 2018

SUMMARY OF MINUTES OF THE 715TH MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 24, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

715TH MEETING

Date, time and place:	November 24, 2017, at 9 a.m., at the Company’s head office, with participation also by telephone conference call.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board oriented the members of the Board of Directors nominated by the Company in Light S.A., directly or through Rio Minas Energia Participações S.A. (RME) or Luce Empreendimentos e Participações S.A. (Lepsa), to vote in favor of acceptance, by Light Energia S.A., of Proposal BER RJ 1337/2017, of November 10, 2017, presented by Brookfield Energia Renovável S.A. (‘BER’), an indirect affiliate of Brookfield Asset Management, Inc. (‘Brookfield’), which is compatible with the results of the economic and financial valuation of Renova Energia S.A.

VI	The Board re-ratified CRCA (Board Spending Decision) 033/2017, on provision by the Company of a Surety Guarantee to Cemig Geração e Transmissão S.A. (Cemig GT), with waiver of all benefits of order, and rights and options for exoneration, of any type, specified in Articles: 366; 827; 835; 837; 838 and 839, of Law 10406/2002, as amended, and Articles 794 of Law 13105/2015, as amended, for the issuance of debt securities in the international market (Eurobonds), the proceeds of which will be allocated to refinancing of Cemig GT’s financial obligations, among other associated matters, re-ratified by CRCA 045/2017 and by PD-112/2017, with the following alterations:

a)	to include in the conditions of the offer the requirement that if, by February 15, 2018 the re-profiling of the debts of Cemig GT and Cemig D with the principal creditor banks has not been put into effect in the terms of the accords signed on November 17, 2017, the interest rate will automatically be increased by 2% p.a. (“penalty interest”) during the period from February 15, 2018 to the date on which the re-profiling is implemented and made effective; and,

b)	to alter the obligation on Cemig not to distribute dividends above the legal minimum set in the by-laws (‘legal minimum’ to include minimum dividends accumulated and unpaid) while the ratio Net debt/Adjusted Ebitda for the covenant is above 2.5x, referred to as the ‘dividend maintenance covenant’, including the exception that accumulated unpaid legal minimum dividends shall be taken into account only if the Brazilian Securities Commission (CVM) notifies Cemig that such payment is required for the Company to be in compliance with Article 202, Paragraph 5, of Law 6404/1976.

– the other terms of the said CRCA remaining unchanged.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V	Abstention

The matter in Item IV, above, was approved with the abstention of the Board members

Daniel Alves Ferreira		Marcelo Gasparino da Silva,
José Pais Rangel,	and	Patricia Gracindo Marques de Assis Bentes.

VI	Comment: The Chair spoke on a subject of interest to the Company.

Participants:

Board members:

José Afonso Bicalho Beltrão da Silva,

Marco Antônio de Rezende Teixeira,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

Marcelo Gasparino da Silva,

Marco Antônio Soares da Cunha Castello Branco,

Patricia Gracindo Marques de Assis Bentes,

Nelson José Hubner Moreira,

José Pais Rangel,

Daniel Alves Ferreira,

Agostinho Faria Cardoso,

Aloísio Macário Ferreira de Souza,

Mr. Antônio Carlos de Andrada Tovar,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Otávio Silva Camargo,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Chief Officers:	José Maria Rabelo
Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF MINUTES OF THE 699TH MEETING OF THE BOARD OF DIRECTORS HELD

ON MARCH 28, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

699TH MEETING

Date, time and place:	July 17, 2017, at 10 a.m., at the head office, with participation also by telephone conference call.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Carlos Henrique Cordeiro Finholdt.

Summary of proceedings:

I.	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II.	The Board approved:

a)	The proposal by the Chair, José Afonso Bicalho Beltrão da Silva, to elect, as Vice-Chair of this Board, to serve the rest of the remaining period of office,

Marco Antônio de Rezende Teixeira,	– Brazilian, married, lawyer, domiciled in Belo Horizonte, MG, at Rua Senhora das Graças 64/801, Cruzeiro, CEP 30310-130, bearer of Identity Card M611582-SSPMG and CPF nº 371515926-04,

and informed the meeting that Mr. Teixeira had declared – in advance – that he is not subject to any prohibition on exercise of commercial activity, does not occupy any post in a company which could be considered to be a competitor of the Company, and does not have nor represent any interest conflicting with that of Cemig; and had made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Cemig and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

b)	The minutes of this meeting.

III.	The Board authorized:

a)	Periodic declaration by the Executive Board of Interest on Equity,

subject to the legal limit, which is – nine hundred fifty six million forty three thousand Reais, the Executive Board to decide the places and processes of payment and to allocate the amount of the Interest on Equity against the minimum mandatory dividend.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Increase in the share capital of

Empresa Brasileira de Transmissão de Energia S.A. (EBTE),	by absorption of the amount arising from the tax benefit
comprising reduction of income tax, the new share capital to be:	two hundred seventy
million two hundredeight

thousand, eight hundred nineteen Reais and 18 centavos,

without issuance of new shares,

and with the related adaptation of the head paragraph of Clause 5 of the by-laws of that company.

c)	Increase in the share capital of

Empresa Norte de Transmissão de Energia S.A. – ENTE, by absorption of the amount arising from the tax benefit comprising reduction of income tax, the new share capital

to be:	two hundred seventy eight million fifty seven
thousand three hundred eighty nine Reais and 78 centavos,

without issuance of new shares,

and with the related adaptation of the head paragraph of Clause 5 of the by-laws of that company.

d)	Increase in the share capital of

Empresa Paraense de Transmissão de Energia S.A. (ETEP),	by absorption of the amount arising from the tax benefit
comprising reduction of income tax, the new share capital to be	one hundred eleven
million four hundred eighty

one thousand two hundred sixty eight Reais and 31 centavos,

without issuance of new shares,

and with the related adaptation of the head paragraph of Clause 5 of the by-laws of that company.

e)	Increase in the share capital of

Empresa Amazonense de Transmissão de Energia S.A. (EATE),	by absorption of the amount arising from the tax benefit
comprising reduction of income tax, the new share capital to be	five hundred fifty nine
million seven thousand

seventy four Reais and 64 centavos,

without issuance of new shares,

and with the related adaptation of the head paragraph of Clause 5 of the by-laws of that company.

f)	Increase in the share capital of

Light Soluções em Eletricidade Ltda. (Light Soluções), in the amount of up to                     one billion Reais,

through issue of up to	one million new shares,
increasing the share capital to	two million three hundred fifty thousand
Reais,

subscribed and to be paid up by Light S.A. (‘Light’), and

alteration and consolidation of the by-laws with alteration of the head paragraph of Clause 5.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

g)	Reduction of the share capital of

Usina Termelétrica Barreiro S.A (UTE Barreiro), by                                         fourteen million Reais,

reducing the share capital to	sixteen million nine hundred two thousand one hundred forty nine Reais and 99 centavos, by reduction of the number of nominal common shares without par value,
from	thirty million nine hundred two thousand
to	sixteen million nine hundred two thousand

with consequent alteration of the head paragraph of Clause 5 of the by-laws.

h)	Signature of the First Amendment to the Stockholders’ Agreement of

RME – Rio Minas Energia Participações S.A. (‘RME’) and the First Amendment to the Stockholders’ Agreement of

Luce Empreendimentos e Participações S.A. (Lepsa), to reflect granting of a new ‘exercise window’ and new date of partial maturity of the put option governing shares in Lepsa and RME; the final exercise date continuing to be November 23, 2017, with payment on November 30, 2017.

i)	Signature of amendments to the contracts, relating to the services referred to in Sub-clause ‘a’ of Item VII below, extending the period of duration to up to October 31, 2017, without any increase in the amount.

IV.	The Board nominated the Chief Officers:

César Vaz de Melo Fernandes to be

Chief Executive Officer of	Empresa de Serviços e Comercialização de Energia Elétrica S.A. (ESCEE),
a Director of	Cemig Comercializadora de Energia Incentivada S.A. (CCEI), and a
Director of	Cemig Trading S.A. (Cemig Trading);

Maura Galuppo Botelho Martins to be

a Director of	ESCEE, CCEI, and Cemig Trading;

Franklin Moreira Gonçalves to be

Chief Executive Officer of	CCEI,
and a Director of	ESCEE; and

Dimas Costa to be

Chief Executive Officer of Cemig Trading,

and a Director of	ESCEE, and CCEI;

– all to serve periods of office of three years, from the Annual General Meeting of 2017, or until their duly elected successors have been sworn in.

V.	The Board oriented:

a)	the Board members appointed by the Company, in the meeting of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’)

on a date yet to be set, to vote in favor of orientation of vote in favor, by the representatives of Taesa in the forthcoming Extraordinary General Meeting of Stockholders of EBTE, on the said increase in share capital, and consequent adaptation of the head paragraph of Clause 5 of the by-laws;

b)	the Board members appointed by the Company, in the meeting of the Board of Directors of Taesa on a date yet to be set, to vote in favor of orientation of vote in favor, by the representatives of Taesa in the forthcoming EGM of ENTE, on the said increase in the share capital, and consequent adaptation of the head paragraph of Clause 5 of the by-laws;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	the Board members appointed by the Company, in the meeting of the Board of Directors of Taesa on a date yet to be set, to vote in favor of orientation of vote in favor, by the representatives of Taesa in the forthcoming EGM of ETEP, on the said increase in the share capital, and consequent adaptation of the head paragraph of Clause 5 of the by-laws;

d)	the Board members appointed by the Company, in the meeting of the Board of Directors of Taesa on a date yet to be set, to vote in favor of orientation of vote in favor, by the representatives of Taesa, in the forthcoming EGM of EATE, on the said increase in the share capital, and consequent adaptation of the head paragraph of Clause 5 of the By-laws;

e)	the Board members nominated by the Company, directly or by RME and/or Lepsa, in the meeting of the Board of Directors of Light, to vote in favor of:

– approval of the said increase in the share capital;

– injection of funds by Light into Light Soluções of up to one million Reais, and

– consequent alteration and consolidation of the by-laws of Light Soluções;

f)	the representatives of the Company in the EGM of UTE Barreiro to vote in favor of the said reduction of the share capital and the consequent alteration in the drafting of the by-laws;

g)	the representative(s) of the Company to vote in favor of the agenda, in the meetings of the Boards of Directors and EGMs of Lepsa and RME, to approve the said signature of the said Stockholders’ Agreements, and ratification of the contracting of the legal advisers

– Stocche, Forbes, Padis, Filizzola, Clapis Advogados,

– Pinheiro Neto Advogados,

– Machado Meyer Sendacz Opice and

– Machado Associados;

h)	the Board members nominated by the Company in Light, directly or through RME and/or Lepsa, to vote in favor of acceptance, by Light Energia S.A. (Light Energia) and by Renova Energia S.A. (Renova), of the non-binding offer made by Brookfield Energia Renovável S.A. (BER).

VI.	The Board ratified:

a)	Nomination of the Chief Officer César Vaz de Melo Fernandes, as Sitting member of the Board of Directors of RME and Lepsa, to serve a period of office of one year, or until his duly elected successor is sworn in.

b)	The vote by the Board members appointed by the Company, directly or through RME and/or Lepsa, in the meeting of the Board of Directors of Light, on ratification of:

1)	Orientation of vote in favor by members of the Board of Directors nominated by Light, in the meeting of the Board of Directors of Amazônia, on ratification of the orientation of vote in favor by the representatives of that company, in the 38th Extraordinary General Meeting of Stockholders of Norte Energia S.A. (‘Nesa’), on the capital increase to take place in July 2017,

by up to	one hundred million Reais,
corresponding to	one hundred million

nominal common shares without par value,

at unit price of	one Real,

and consequent alteration of Article 5 of the by-laws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	Orientation of vote in favor, by the representatives of Light in the meeting of the Board of Directors of Amazônia, on approval of the increase in the share capital of Amazônia

by up to	nine million seven hundred and seventy thousand Reais

and the consequent changes in its by-laws and their consolidation.

3)	Increase in the share capital of Amazônia,

by up to	nine million, seven hundred and seventy thousand Reais,
through issuance of up to	four million eight hundred eight five thousand

nominal common shares without par value,

for issue price per share of	one Real,
and up to	four million, eight hundred eighty five thousand

nominal preferred shares without par value,

for issue price per share of one Real,

and consequent subscription and paying up of the total of the shares issued, in proportion to the participation of each one of the stockholders in the share capital of that company, and alteration of the head paragraph of Clause 5 of the by-laws, and their consolidation.

4)	Due to Nesa’s need for funds, injection of capital in cash into Amazônia,

of up to	two million, four hundred ninety one thousand, three hundred fifty Reais,

corresponding to the 25.5% equity interest held by Light in Amazônia.

5)	Orientation of vote in favor by the representatives of Light in the meeting of the Board of Directors of Amazônia on the election to the Board of Directors of Nesa of the candidates proposed by Companhia Hidrelétrica do São Francisco – Chesf, to serve the remainder of the period of office of two years or until duly elected successor/s have been sworn in; and election to the Audit Board of Nesa, nominated by Aliança Norte Energia Participações S.A. (‘Aliança Norte’), to serve a period of office of one year or until a duly elected successor is sworn in.

c)	Orientation to the members of the Board of Directors nominated by the Company in the meeting of the Board of Directors of Taesa, to vote in favor of:
–	acquisition of a 51% equity interest in Integração Transmissora de Energia S.A. (Intesa), held by Fundo de Investimentos em Participação Brasil Energia (FIP Brasil).

VII.	The Board re-ratified:

a)	CRCA-048/2017, governing contracting of services of law offices, to work on litigation in the areas of tax, real estate, employment and social security law; consumer regulations, regulatory and environment matters; third party liability; administrative law; and actions for collection, extending, exceptionally, the period of duration to October 31, 2017,

– the other terms of that CRCA being unchanged;

b)	CRCA-052/2017, to exclude authorization for signature of the Second Amendment to the Stockholders’ Agreement of RME, and of the Second Amendment to the Stockholders’ Agreement of Lepsa, and orientation to the representatives of the Company to vote in the EGMS of those companies, on approval of signature of the said Stockholders’ Agreements and on ratification of the contracting of the legal advisers Stocche, Forbes, Padis, Filizzola, Clapis Advogados, Pinheiro Neto Advogados and Machado Meyer Sendacz Opice,

– the other provisions of that CRCA remaining unchanged.

VIII.	Abstention:

The Board member Ms. Patricia Gracindo Marques de Assis Bentes abstained from voting on:

– the matters referred to in items III and IV, above; and

– Sub-clauses ‘a’ to ‘f’ of Item V, above.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IX.	Comments: The following spoke on subjects of interest to the Company:

The Chair;
Chief Officer:	Adézio de Almeida Lima
General Manager:	Leonardo George Magalhães.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Bruno Magalhães Menicucci,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marcelo Gasparino da Silva,

Marco Antônio de Rezende Teixeira,

Nelson José Hubner Moreira,

Patrícia Gracindo Marques de Assis Bentes,

Saulo Alves Pereira Junior,

Carolina Alvim Guedes Alcoforado,

Marina Rosenthal Rocha,

Ricardo Wagner Righi de Toledo,

Agostinho Faria Cardoso,

Aloísio Macário Ferreira de Souza,

Antônio Carlos de Andrada Tovar,

Franklin Moreira Gonçalves,

Luiz Guilherme Piva,

Otávio Silva Camargo,

Tarcísio Augusto Carneiro,

Wieland Silberschneider;

Chief Officers:	Adézio de Almeida Lima, Dimas Costa, José de Araújo Lins Neto,	Luciano de Araújo Ferraz, Maura Galuppo Botelho Martins, Ronaldo Gomes de Abreu;
Secretary:	Carlos Henrique Cordeiro Finholdt

(Signed by:) Carlos Henrique Cordeiro Finholdt.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON APRIL 23, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS

HELD ON

APRIL 23, 2018

On the twenty-third day of April two thousand and eighteen, at 3 p.m. at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Rodrigo Peres de Lima Netto, Procurator of the State of Minas Gerais, for the office of the Advocate-general of the State, in accordance with the legislation. The Audit Board member Mr. Marcos Túlio de Melo was also present.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of Luciano de Araújo Ferraz, representative of the stockholder Carlos Henrique Cordeiro Finholdt, to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on March 24, 27, 28 and 29 of this year, in Minas Gerais, official publication of the Powers of the State, on pages 25, 70, 101 and 104 respectively, and in the newspaper O Tempo, on March 23, 24 and 25, on pages 29, 20 and 23, respectively.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The content of the convocation notice is as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on April 23, 2018 at 3 p.m., at the Company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matter:

Verification and approval of increase in the Company’s share capital,
– to	seven billion two hundred ninety three million seven hundred sixty three thousand five Reais,

through issue and subscription of
one hundred ninety nine million nine hundred ten thousand nine hundred forty seven
new shares, of which	sixty six million eight hundred forty nine thousand five hundred five
are common shares and	one hundred thirty three million sixty one thousand four hundred forty two are preferred shares;
and consequent alteration of the head paragraph of Clause 4 of the by-laws.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by April 20,2018, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, March 22, 2018 – José Afonso Bicalho Beltrão da Silva, Chair of the Board of Directors”

The Chair then asked me to read the Proposal by the Board of Directors to this Meeting, and the opinion of the Audit Board on it. The contents of these documents are as follows:

“PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON APRIL 23, 2018 AT 3 P.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig, in light of the following information and analysis –

Information:

a)	On October 26, 2017 an Extraordinary General Meeting of stockholders decided to increase the Company’s share capital by up to one billion Reais, through issue of up to two hundred million new shares.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	The Company’s share capital is R$ 6,294,208,270.00 (six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais), represented by 420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal, common shares each with par value of R$ 5.00 and 838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares, each with par value of R$ 5.00.

c)	The right to vote in a decision related to the Company’s share capital is reserved exclusively to the common shares, and each share has the right to one vote in decisions of the general meeting of stockholders.

d)	The preferred shares have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of:

10% (ten percent) of their nominal value, or

3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

e)	The common shares and the preferred shares have equal rights to distribution of bonuses.

f)	Stockholders have right of preference in subscription of capital increases and issues of the Company’s securities, in accordance with the legislation.

g)	Decision on any change in the company’s share capital, and consequent change to the by-laws, is a function of the General Meeting of Stockholders.

h)	The capital increase now in progress has the merit of providing the Company with a more robust capital structure, making it possible to reduce financial expenses associated with new financing transactions, and to reduce its financial leverage.

i)	The issue price has been set in accordance with the criteria established in Sub-item III of § 1 of Article 170 of Law 6404 of December 15, 1976 as amended, which is based on the weighted average market price of the preferred shares on the São Paulo securities exchange (B3 S.A.) in the period May 4, 2017 to August 31, 2017 (120 days), applying a discount of 20% on R$ 8.22 (eight Reais and twenty two centavos), which is the weighted average quoted price for the preferred shares on the B3 in that period, which results in a price of price per share of R$ 6.57 (six Reais and fifty seven centavos) per share.

j)	The discount is justified by the volatility of the Brazilian stock market, and aims to stimulate minority shareholders to take up their rights to the subscription – avoiding any possibility that the capital increase might become impracticable in a situation of price depression or high volatility of the stock market during the subscription preference period.

k)	From the economic point of view the discount was practically neutral, since the stockholders were able to subscribe the issue or sell their first refusal right. The practical effect is of dividing the same group of assets between a larger number of shares, causing no adverse effect for the Company, nor for its stockholders, nor for the market, which adjusts automatically.

l)	Existing stockholders were given first refusal right to subscribe the new shares in proportion to those they held at that time.

m)	The shares subscribed had full rights to all the benefits, including dividends and/or Interest on Equity, to be declared by the Company.

n)	With the new share subscription of R$ 999,554,735.00 (nine hundred ninety nine million five hundred fifty four thousand seven hundred thirty five Reais), the share capital of the company will increase from R$ 6,294,208,270.00 (six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais), to R$ 7,293,763,005.00 (seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais).

o)	This capital increase will provide for subscription of 199,910,947 (one hundred ninety nine million nine hundred ten thousand, nine hundred forty seven) new shares, each with par value of R$ 5.00 (five Reais), of these, 66,849,505 (sixty six million eight hundred forty nine thousand five hundred five) common shares and 133,061,442 (one hundred thirty three million sixty one thousand four hundred forty two) preferred shares, at the price of R$ 6.57 (six Reais and fifty seven centavos) per share.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

p)	The capital increase will enable the Company to obtain proceeds of a minimum of R$1,313,414,921.79 (one billion three hundred thirteen million four hundred fourteen thousand nine hundred twenty one Reais and seventy nine centavos). Any amount that exceeds R$ 999,554,735.00 (nine hundred ninety nine million five hundred fifty four thousand seven hundred thirty five Reais) will be allocated to the Capital reserve account.

q)	The potential dilution resulting from the issue, for those stockholders who did not subscribe to the issue, was 13.704239283% for the common shares and for the preferred shares.

r)	The Company’s stockholders were able to exercise their preference right to subscription in the period from October 30, 2017 to November 29, 2017, in the proportion of 15.887624200% in relation to the shares of the same type that they hold at the close of October 26, 2017, the date of the Extraordinary General Meeting of Stockholders that decided on that subject.

s)	Stockholders not wishing to exercise their rights of first refusal for the subscription had the opportunity to assign those rights or trade them on a securities exchange.

t)	Stockholders who opted to subscribe shares that were not subscribed in these initial stages (‘the Leftover Shares’) were able to subscribe them, at the same price and on the same conditions, exclusively on the following dates:

1st apportionment:     December 5–7, 2017, in proportion to shares subscribed in the preference period; and

2nd apportionment:    December 14–28, 2017, in proportion to shares subscribed in the preference period.

u)	The shares subscribed were paid up simultaneously with their subscription, in cash, and represent an entry of capital into the Company’s cash position, totaling R$1,215,453.26 (one billion two hundred fifteen million two hundred twenty three thousand four hundred fifty-three Reais and twenty six centavos).

v)	The Leftover Shares were equivalent by volume to 7.48% of the issue.

Analysis:

a)	The shares not subscribed, after the two periods of apportionment initially provided for, are to be sold on a stock exchange to the benefit of the Company, which is optional under Sub-clause ‘b’ of § 7 of Article 171 of Law 6404/1976, transcribed below:

“§7	In a listed company, the body that decides on an issue by private subscription shall decide on leftover shares not subscribed, and may:

a)	order them to be sold on a stock exchange, to the Company’s benefit; or

b)	share them out, in the proportion of the amounts subscribed, among the stockholders that have requested a reservation of leftover shares, in the subscription bulletin or list; in this event, the condition shall be stated in the subscription bulletins or lists and the balance thus not shared out shall be sold on the stock exchange, in accordance with the prior sub-clause.”

b)	Sale of Leftovers in a volume higher than 5% of the issue and less than 1/3 of the shares in circulation on stock exchanges is characterized as a primary public offering of shares and must be preceded by a simplified application for registry to the CVM, under § 1 of Article 6 of CVM Instruction 400.

c)	The CVM has up to 20 (twenty) business days from the filing of the request for registry to make statement on the request, and registry shall be obtained automatically if the CVM does not make statement in that period, as per Article 8 of CVM Instruction 400.

d)	However, Sub-item II of Article 5 of that instruction states that registry will automatically be dispensed with, without the need for formulation of the Request specified in Article 4, in the event of a public offering for distribution of a single, indivisible, lot of securities.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e)	In this context, and considering the interest of the Company in confirming and ratifying the capital increase as soon as possible, it becomes important to sell all the common and preferred shares not prescribed, in a single and indivisible lot – by a Special Auction on the Stock Exchange (B3) (‘the Auction’).

f)	The CVM, by Formal Letter 48/20l8/CVM/SEP/GEA-3, of March 12, 2018, has verified that there is no obstacle to the format of the auction in a single indivisible lot, under the terms of Sub-item II of Article 5 of CVM Instruction 400.

g)	The shares not subscribed, that is to say 13,129,679 (thirteen million one hundred twenty nine thousand six hundred seventy nine) common shares and 1,815,750 (one million eight hundred fifteen thousand seven hundred fifty) preferred shares, to be sold on the B3, to the benefit of the Company, are likely to provide an additional inflow of cash to the Company of at least R$ 98,191,468.53 (ninety eight million one hundred ninety one thousand four hundred sixty eight Reais and fifty three centavos).

h)	The sale of the Leftover Shares, by the Auction, must follow the rules specified in the Operational Procedures Manual and Regulations of the B3. The minimum price per share must necessarily be R$6.57 (six Reais and fifty seven centavos), that is to say the same price set at the time of the approval of the Company’s capital increase.

i)	A securities broker authorized to operate on the B3 must represent the Company in the Auction. Investors who wish to take part in the Auction must find a broker to represent them.

j)	The small volume of shares that it is intended to sell by Auction (equal to 7.48% of the issue, 2.77% of the voting stock, 0.19% of the non-voting stock and 1.04% of the total capital) should not influence the market price of Cemig’s shares, since the amount is little above the average daily trading volume of the Company’s shares (R$ 83 million) on the B3 in the last 60 (sixty) days.

k)	The shares offered in the Auction will be represented by subscription receipts up to the time of verification and ratification of the capital increase by the General Meeting of Stockholders.

l)	During the Auction, third party vendors will not be allow to enter the trading; only purchasers bidding for the entire single lot offered will be allowed to operate.

m)	The Company intends to sell the shares not yet subscribed in a single indivisible lot, by Auction, by March 19, 2018.

n)	After financial settlement of the Auction, which will take place on the third business day after it is held, the brokerage company shall transfer the proceeds of the sale, net of charges, to a current account in the name of Cemig; and

o)	Within up to 4 (four) business days after the date of the Extraordinary General Meeting of Stockholders to be called for the purpose of confirming and approving the said capital increase, the Company will announce the date for credit of the shares subscribed.

– do now propose to you as follows:

I	Verification and approval of increase in the Company’s share capital, from R$ 6,294,208,270.00 (six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais), to R$ 7,293,763,005.00 (seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais), through issue and subscription of 199,910,947 (one hundred ninety nine million nine hundred ten thousand nine hundred forty seven) new shares, each with par value of R$ 5.00 (five Reais), comprising 66,849,505 (sixty six million eight hundred forty nine thousand five hundred five) common shares and 133,061,442 (one hundred thirty three million sixty one thousand four hundred forty two) preferred shares.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

II	Approval of the consequent alteration of the head paragraph of Clause 4 of the by-laws, which shall now have the following drafting:

“Clause 4    The Company’s share capital is R$ 7,293,763,005.00 (seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais), represented by:

a)	487,614,213 (four hundred eighty seven million six hundred fourteen thousand two hundred thirteen) nominal common shares, each with par value of R$ 5.00;

b)	971,138,388 (nine hundred seventy one million one hundred thirty eight thousand three hundred eighty eight) nominal preferred shares, each with par value of R$ 5.00.”

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

a)    Belo Horizonte, March 22, 2018.

José Afonso Bicalho Beltrão da Silva

Marco Antônio de Rezende Teixeira

Bernardo Afonso Salomão de Alvarenga

Antônio Dirceu Araújo Xavier

Arcângelo Eustáquio Torres Queiroz

Arlindo Magno de Oliveira

Helvécio Miranda Magalhães Junior

Carlos Eduardo Lessa Brandão

Hermes Jorge Chipp

José Pais Rangel

Marcelo Gasparino da Silva

Marco Antônio Soares da Cunha Castello Branco

Nelson José Hubner Moreira

Patrícia Gracindo Marques de Assis Bentes”.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on April 23, 2018, for the following:

Verification and approval of increase in the Company’s share capital,

from	R$ 6,294,208,270.00	(six billion two hundred ninety four million, two hundred eight thousand two hundred seventy Reais)
to	R$ 7,293,763,005.00	(seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais),
through issue of	199,910,947	(one hundred ninety nine million nine hundred ten thousand, nine hundred forty seven) new shares,
each with nominal value of	R$ 5.00	(five Reais);
of these,	66,849,505	(sixty six million eight hundred forty nine thousand five hundred five) to be common shares
and	133.061.442	(one hundred thirty three million sixty one thousand four hundred forty two) to be preferred shares;

with consequent alteration of the head paragraph of Clause 4 of the by-laws, to the following:

“Clause 4	The Company’s share capital is R$ 7,293,763,005.00 (seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais), represented by:

a)	487,614,213 (four hundred eighty seven million six hundred fourteen thousand two hundred thirteen) nominal common shares, each with par value of R$ 5.00;

b)	971,138,388 (nine hundred seventy one million one hundred thirty eight thousand three hundred eighty eight) nominal preferred shares, each with par value of R$ 5.00.”

The Board has carefully analyzed the said proposal and found that it has the merit of providing the Company with a more robust capital structure, making it possible to reduce financial expenses associated with new financing transactions, and to reduce its financial leverage; and considering also that the legal rules relating to the subject have been obeyed, the Board is unanimously of the opinion that the proposal should be approved by the Extraordinary General Meeting.

Belo Horizonte, March 22, 2018.

Edson Moura Soares,                 Camila Nunes da Cunha Pereira Paulino,                Manuel Jeremias Leite Caldas,

Rodrigo de Mesquita Pereira,    Marco Antônio Badaró Bianchini.”

The proposal by the Board of Directors to this Meeting was put to debate, and subsequently to a vote, and was approved unanimously.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to make any statement, ordered the meeting suspended for the time necessary for production of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

NOTICE TO STOCKHOLDERS DATED APRIL 27, 2018 REGARDING THE CREDIT OF THE SUBSCRIBED SHARES RELATED TO THE CAPITAL INCREASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG hereby advises stockholders and the market that the shares subscribed in the Company in the capital increase, approved by the Extraordinary General Meeting of Stockholders of April 23, 2018, have been credited on today’s date.

Belo Horizonte, April 27, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

NOTICE TO STOCKHOLDERS DATED APRIL 30, 2018 REGARDING THE DIVIDEND DISTRIBUTION FOR THE 2017 BUSINESS YEAR

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Dividends – decisions of AGM of April 30, 2018

We hereby advise our stockholders that the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 30, 2018 decided as follows:

(i)	DIVIDENDS:

i)	The Net profit for the business year 2017, of R$ 1,000,954,000, and the balance of Retained earnings, of R$ 46,981,000, is allocated as follows:

a)	R$ 485,569,000 – equal to R$ 0.500288822 per share – to payment of the minimum mandatory dividend to the holders of preferred shares whose names are on the Company’s Nominal Share Registry on the date of the AGM (April 30, 2018); and

b)	R$ 14,908,000 – equal to R$ 0.030572902 per share – to payment of the minimum mandatory dividend to the holders of common shares whose names are on the Company’s Nominal Share Registry on the date of the AGM (April 30, 2018).

ii)	The shares will trade ‘ex–’ these rights on May 2, 2018.

iii)	The dividends will be paid in a single installment, by December 30, 2018. This date may be brought forward, in accordance with availability of cash and at the option of the Executive Board.

For stockholders whose shares are not held for custody by CBLC and whose registration details are not up to date, we recommend visiting any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), with their identification documents, for the necessary updating.

Belo Horizonte, April 30, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS HELD ON APRIL 30, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

ANNUAL AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

HELD ON

APRIL 30, 2018

On the thirtieth day of April two thousand and eighteen, at 11 a.m. at the Company’s head office, Av. Barbacena 1200, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Ordinary and Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Rodrigo Peres de Lima Netto, Procurator of the State of Minas Gerais, for the office of the Advocate-general of the State, in accordance with the legislation. Also present were the member of the Audit Board Mr. Marcos Túlio de Melo; Ernst & Young Auditores Independentes S.S. (‘EY’), represented by Mr. Leonardo Júnio Vilaça, CRC MG-078933/O; and the Chief Finance and Investor Relations Officer, Mr. Maurício Fernandes Leonardo Júnior.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Ordinary (Annual) and an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Luciano de Araújo Ferraz, representative of the stockholder Carlos Henrique Cordeiro Finholdt, to chair the meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously, that is to say by:

        377,324,266    votes.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on March 29 and April 3 and 4 of this year, in Minas Gerais, official publication of the Powers of the State, on pages 104, 22 and 25, respectively, and in the newspaper O Tempo, on March 29, 30 and 31, on pages 38, 25 and 19, respectively.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The content of the convocation notice is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to Ordinary (Annual) and Extraordinary General Meetings of Stockholders of Companhia Energética de Minas Gerais – Cemig, to be held, concurrently, on April 30, 2018 at 11 a.m., at the Company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Examination, discussion and voting on the Report of Management and Financial Statements for the year ended December 31, 2017, and related complementary documents. (AGM – ON Shares)

2	Allocation of the Net profit for the business year 2017, in the amount of R$ 1,000,954,000, and the balance of Retained earnings, of R$ 46,981,000. (AGM – ON Shares)

3	Decision on the form and date of payment of the minimum mandatory dividend, in the amount of R$ 500,477,000. (AGM – ON Shares)

4	Election of the sitting and substitute members of the Board of Directors, due to the completion of the current period of office. (AGM – ON and PN shares)

5	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office. (AGM – ON and PN shares)

6	Decision on remuneration of Managers and members of the Audit Board. (AGM – ON Shares)

7	Orientation of votes of the Company’s representative(s) at the Ordinary (Annual) and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. to be held, concurrently, on April 30, 2018 at 1 p.m. (EGM – ON Shares)

8	Orientation of votes of the Company’s representative(s) in the Ordinary (Annual) and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A., to be held, concurrently, on April 30, 2018 at 5 p.m. (EGM – ON Shares)

Notes:

(1)	Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and later amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

(2)	Any stockholder wishing to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

(3)	Any stockholder wishing to be represented by proxy at the General Meetings of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by April 26, 2018, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, March 28, 2018.

(Signed)            José Afonso Bicalho Beltrão da Silva

                           Chair of the Board of Directors ”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representative of the stockholder The State of Minas Gerais stated that the Office of the General Attorney of the State, as formal representative of the controlling stockholder, would make a statement of position to these Meetings in the terms of Official Letter AGE/GAB/ASSGAB Nº 93/2018 and Technical Note SCGP/DCGR Nº 13/2018, and immediately make a copy of those documents available.

Then, in compliance with CVM Instruction 481/2009, the Chair asked the Secretary to read the consolidated voting summary spreadsheet of the votes given by Remote Voting Forms, published to the Market on April 26 of this year, which had been placed at the disposal of stockholders for any consultation.

The Chair then, in accordance with Item 1 of the agenda, placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2017, and the related complementary documents, noting that these had been widely published in the press, since they were placed at the disposal of all stockholders by notice inserted published on March 29 and April 3 and 4 of this year, in Minas Gerais, official publication of the Powers of the State, on pages 104, 22 and 26, respectively, and in the newspaper O Tempo, on March 29, 30 and 31, on pages 35, 25 and 19, respectively, and republished in the same two publications on April 21 of this year, in Minas Gerais on pages 49 to 83, Supplement 1, and in O Tempo on pages 2 to 35, in the Balanço Supplement.

The Chair then put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2017, and the related complementary documents, and they were approved by majority, without any reservations, with the exception of: (i) the stockholder BNDES Participações S.A. (BNDESPar), which abstained from voting, and (ii) one person legally impeded, the voting being:

376,739,612	votes in favor,
200	votes against, and
584,454	votes of abstention.

The representative of the stockholder BNDESPar, although approving the proposal, presented reservations in relation to the amount included as gains (losses) by the equity method in the investee Renova Energia S.A. (‘Renova’), recommending to the Company to pay full regard to the investigations in progress in its investees, to undertake proper analysis of and to reflect properly in its accounts and financial statements any effects resulting from conclusion of those investigations, and also to seek and cause its investees to seek reimbursement of any damages caused by third parties should any be proven.

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with items 2, 3, 7 and 8 of the agenda, and also to read the Opinion of the Audit Board thereon. The contents of these documents are as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD ON APRIL 30, 2018

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais—Cemig:

– whereas:

a)	under Article 192 of Law 6404/1976, as amended, and Clauses 27 to 31 of the by-laws, and in view of the Financial Statements for 2017, which report Net profit of R$ 1,000,954,000 and a balance of Retained earnings of R$ 46,981,000, arising from realization of the Reserve for Valuation adjustments to Stockholders’ equity, it is the duty of the Board of Directors to make a proposal to the Annual General Meeting for allocation of the Company’s net profit;

b)	of the net profit for the business year, under Clause 29 of the by-laws 50% is to be distributed as the mandatory minimum dividend;

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	the preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares; and under Article 5 of the by-laws have the right to a minimum annual dividend equal to the greater of:
(a)	10% (ten per cent) of their nominal value, and
(b)	3% (three percent) of the value of the stockholders’ equity corresponding to the shares;

d)	in the capital increase approved by the EGM of October 26, 2017 it was decided that the shares to be subscribed would have full rights to all benefits including any dividends or Interest on Equity that may be declared by the Company; the calculations of the minimum dividends proposed for distribution to the stockholders take into account full subscription of all of the new preferred shares originating from the capital increase, to be calculated finally at the time of the EGM called for ratification of that capital increase;

e)	using the above criterion, the preferred shares are entitled to a minimum dividend of R$ 485,569,000;

f)	dividends are required to be distributed in the following order:
1)	the minimum annual dividend guaranteed to the preferred shares; and
2)	the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares, as per Clause 29 of the by-laws;

g)	Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. are wholly-owned subsidiaries of Companhia Energética de Minas Gerais – Cemig and will both also hold Ordinary and Extraordinary General Meetings of Stockholders on April 30, 2018;

h)	orientation of votes to be cast by representatives of Cemig in General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. is governed by Clause 21, §4, Sub-clause ‘g’ of the by-laws of Cemig:

“ Clause 21 –

§4	The following matters shall require a decision by the Executive Board:
g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these by-laws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan; ”;

– do now propose to you as follows:

I)	that the net profit for 2017, in the amount of R$ 1,000,954,000, and the balance of Retained earnings, of R$ 46,981,000, should be allocated as follows:

a) R$ 485,569,000	to payment of the mandatory minimum dividend to holders of preferred shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held;
b) R$ 14,908,000	to payment of the mandatory minimum dividend to holders of common shares whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held;
c) R$ 546,746,000	to be held in Stockholders’ equity in the Retained earnings reserve, to guarantee the Company’s consolidated investments planned for the 2018 business year, in accordance with a capital budget; and
d) R$ 712,000	to be held in Stockholders’ equity in the Tax incentives reserve, in reference to the tax incentive amounts obtained in 2017 as a result of the investments made in the region of Sudene (the Development Authority for the Northeast).

The payment of dividends will be made in a single tranche by December 30, 2018. The payment may be brought forward depending on availability of cash and at the discretion of the Executive Board.

Appendix I to this proposal is a demonstration of the calculation of the proposed dividends, and Appendix II states the capital budget.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

II)	That the representative(s) of the Company in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., to be held on April 30, 2018, should vote in favor of the agenda.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

I-	Belo Horizonte, March 28, 2018.

José Afonso Bicalho Beltrão da Silva	Marco Antônio de Rezende Teixeira
José Pais Rangel	Antônio Dirceu Araújo Xavier
Marcelo Gasparino da Silva	Arcângelo Eustáquio Torres Queiroz
Nelson José Hubner Moreira	Arlindo Magno de Oliveira
Agostinho Faria Cardoso	Daniel Alves Ferreira
Ricardo Wagner Righi de Toledo	Helvécio Miranda Magalhães Junior

PROPOSAL BY THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING TO BE HELD BY APRIL 30, 2018 FOR ALLOCATION OF THE NET PROFIT FOR THE YEAR 2017

STATEMENT OF CALCULATION OF PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Calculation of the minimum dividends proposed for distribution to shareholders for the year:

R$ ’000	Holding company	Holding company
	2017	2016
Calculation of Minimum Dividends required by the by-laws for the preferred shares
Nominal value of the preferred shares already paid up	4,190,385	4,190,385
Nominal value of the preferred shares to be capitalized	665,307	—

	4,855,692	4,190,385

Percentage applied to the nominal value of the preferred shares	10.00%	10.00%

Amount of the dividends by the First payment criterion	485,569	419,039
Stockholders’ equity	14,325,986	12,930,281
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.58%	66.58%

Portion of Equity represented by the preferred shares	9,538,241	8,608,981

Percentage applied to the portion of Equity represented by the shares	3.00%	3.00%

Amount of the dividends by the Second payment criterion	286,147	258,269

Minimum Dividends required by the By-laws for the preferred shares	485,569	419,039

Calculation of the minimum dividend under the by-laws based on the net profit for the period
Mandatory dividend
Net profit for the year	1,000,954	334,334
Mandatory dividend – 50% of net profit	500,477	167,167

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Calculation of dividends to be distributed	Holding company
2017
Additional dividends to ensure the minimum payment for the preferred shares	485,569
Dividends remaining for payment of the common shares	14,908

500,477
Unit value of dividends – R$
Minimum dividends required by the by-laws for the preferred shares	0.50
Dividends for the common shares	0.03

CAPITAL BUDGET

PROPOSAL BY MANAGEMENT TO THE ORDINARY ANNUAL GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2018

In accordance with Article 196 of the Corporate Law and Article 25, §1, Sub-item IV of CVM Instruction 480, we submit, for analysis, and approval of its submission to the Annual General Meeting of Stockholders to be held by April 30, 2018, the proposal for Consolidated Capital Budget for the year 2018, in thousands of Reais:

Investments planned for 2018	R$ ’000
The Distribution Development Plan (PDD)	1,051,699
Electricity generation system	158,132
Electricity transmission system	142,164
Injection of capital into subsidiaries and affiliates	167,164
Infrastructure and other	95,561

1,472,556

Leonardo George de Magalhães – Controller – CR”

– and :

“OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in the performance of their duties under the law and under the by-laws, have examined the Proposal by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held by April 30, 2018, that the net profit for 2017, in the amount of R$ 1,000,954,000, and the balance of Retained earnings, of R$ 46,981,000, should be allocated as follows:

a)	R$ 485,569,000 to be allocated to payment of the minimum mandatory dividend to holders of preferred shares whose names are in the Company’s Nominal Share Registry on the date of the AGM;

b)	R$ 14,908,000 to payment of the minimum mandatory dividend to holders of common shares whose names are in the Company’s Nominal Share Registry on the date of the AGM;

c)	R$ 546,746,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned investments for 2018, in accordance with a capital budget; and

d)	R$ 712,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentive gains obtained in 2017 as a result of investments in the region of Sudene;

– the payment of dividends to be made in a single tranche by December 30, 2018, and able to be brought forward depending on availability of cash and at the discretion of the Executive Board.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The members of the Audit Board, after carefully analyzing the said proposal and further taking into account that the applicable rules have been complied with, are of the opinion that the proposal should be approved by the said General Meetings.

Belo Horizonte, March 28, 2018.

Signed:                Edson Moura Soares                       Camila Nunes da Cunha Pereira Paulino

                             Manuel Jeremias Leite Caldas        Rodrigo de Mesquita Pereira ”

The Chair then placed the said Proposal by the Board of Directors in debate.

Asking for the floor, the stockholder Leonardo George de Magalhães proposed an adjustment to the proposal, to:

–	change the amount of Retained earnings proposed to be used in the allocation of profits for 2017,

from                R$ 46,981,000

to                    R$ 28,242,000,

and the amount to be held in Stockholders’ Equity in the Retained earnings account,

from                R$ 546,746,000

to                     R$ 528,007,000.

The Proposal by the Board of Directors to these Meetings was put to the vote with the alteration proposed by the stockholder Leonardo George Magalhães, and was approved by a majority of votes, as follows:

in relation to Item 2 of the Convocation:	290,331,800	votes in favor,
	200	votes against, and
	86,992,266	votes of abstention;

in relation to Item 3 of the Convocation:	280,061,474	votes in favor,
	54,343,192	votes against, and
	42,919,600	votes of abstention;

in relation to Item 7 of the Convocation:	335,123,509	votes in favor,
	200	votes against, and
	42,200,557	votes of abstention;

and in relation to Item 8 of the Convocation:	333,370,888	votes in favor,
	200	votes against, and
	43,953,178	votes of abstention.

The representative of the stockholder BNDESPar abstained from voting on Item 2 of the Convocation, in view of the amendment to the proposal for allocation of Retained earnings at this meeting, not being presented in good time for it to be analyzed.

The stockholder BNDESPar also recommended to the Company that it should prepare and publish its dividend policy, in the terms of Article 8, V, of Law 13303/2016 and Clause 11 of the by-laws, to clarify, in advance, all the rules that should guide and orient the proposal by Management for distribution of these corporate payments.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Continuing, and in relation to Item 3 of the Convocation, it voted against the proposal, on the grounds of its understanding that there had been violation of the provision in Clause 13 of the by-laws.

Continuing, in relation to Item 7 of the Convocation, the representative of the stockholder BNDESPar voted in favor of the said proposal, with the proviso that it approved this part of the proposal presuming, in good faith, that all the nominations of members to be elected to the Board of Directors and the Audit Board of Cemig had been made while obeying the requirements and prohibitions imposed by Law 13303/2016 and Law 6404/1976, and the position statements by the CVM (Securities Commission) on the subject, such that no liability may be imputed to BNDESPar in the event of any case of non-compliance not now presented becoming known at a later date.

Finally, in relation to Item 8 of the Convocation, it voted in favor of the proposal, with reservations in relation to the amounts included as equity gains (losses) in the investee Renova, indicating that the representative of the Company in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig GT should make recommendation to that Company to pay full regard to the investigations in progress in its investees, to undertake proper analysis of and to reflect properly in its accounts and financial statements any effects resulting from conclusion of those investigations, and also to seek and cause its investees to seek reimbursement of any damages caused by third parties should any be proven.

The representative of the stockholder BNDESPar further stated that its approval of this matter is based on its presuming, in good faith, that all the nominations of members to be elected to the Board of Directors and the Audit Board of Cemig had been made while obeying the requirements and prohibitions imposed by Law 13303/2016 and Law 6404/1976, and the position statements by the CVM (Securities Commission) on the subject, such that no liability may be imputed to BNDESPar in the event of any case of non-compliance not now presented becoming known at a later date.

Continuing with the agenda, the Chair reported, in relation to Item 4 of the Convocation, that the period of office of the present members of the Board of Directors ended with this meeting: thus a new election to that Board should be held, with a period of office of 2 (two) years, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2020, as per the head paragraph of Clause 12 of the by-laws.

The Chair reported that adoption of the Multiple Vote had been requested by the stockholder Fundo de Investimentos em Ações Dinâmica Energia (FIA Dinâmica), as per letters in the Company’s possession.

Asking for the floor, the representative of the stockholder BNDESPar presented a statement to the Chair of the Meeting Committee, to the effect that BNDESPar judged it to be appropriate to reduce to eleven the number of the members of the Board of Directors to be elected at this moment, considering the provision in Article 13 of Law 13303/2016, when taken together with Articles 21, I, and 63 of Minas Gerais State Decree 47154/2017.

The Chair then, with the consent of the other stockholders present, stated that the election would take place for eleven vacancies on the Board of Directors, and not fifteen as stated in the by-laws.

The Chair then said that of the eleven seats to be filled, one would be occupied by a representative of the employees, as per Article 19 of the Law 13303/2016; and another would be filled, during this meeting, by representatives of holders of preferred shares.

That is to say that the rest, a total of nine vacancies, would be filled by adoption of the multiple vote; and he said 37,732,427 shares were necessary for the election of each member of the Board of Directors.

Finally, the Chair pointed out that it will be necessary first, in view of Clause 12 of the by-laws, to elect the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Asking for the floor, Mr. Daniel Alves Ferreira, representative of various holders of preferred shares, put forward the following names as candidates for seats on the Board of Directors:

Sitting member:

Marcelo Gasparino da Silva

– Brazilian, married, lawyer, domiciled in Florianópolis, Santa Catarina State, at Rua Esteves Júnior 605/1411, Centro, CEP 88015-130, bearer of Identity Card 2302967, issued by the Santa Catarina State Public Safety Department, and CPF 807383469-34;

– and as his substitute member:

Aloísio Macário Ferreira de Souza

– Brazilian, married, accountant, domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Homem de Melo 315/101, Tijuca, CEP 20510-180, bearer of Identity Card 04565759-0, issued by the Rio de Janeiro State Traffic Department, and CPF 540678557-53.

The above nominations were put to debate, and, subsequently, to the vote, separately, with voting only by holders of preferred shares, and approved by a majority of votes:

325,283,042	votes in favor,
31,565,698	votes of abstention; and
9,943,379	votes against

The representative of the stockholder BNDESPar then, as per the voting spreadsheet, made priority allocation of its common shares up to obtaining the number sufficient for election of Ms.

Patricia Gracindo Marques de Assis Bentes

– Brazilian, divorced, company manager, domiciled in Rio de Janeiro, RJ, at Rua Ministro Ramos Monteiro 37/701b, Leblon, CEP 22430-100, bearer of Identity Card 59879098-6, issued by the Public Safety Department of São Paulo State, and CPF nº 810318827-15;

her substitute member to be elected at a later date.

Then, Mr. Daniel Alves Ferreira, as per the voting spreadsheet, and attributing common shares totaling 38,084,257, elected the following names as members of the Board of Directors:

– as sitting member:

José Pais Rangel

– Brazilian, married, lawyer, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card No. 22191 issued by the Brazilian Bar association of Rio de Janeiro, and CPF 239775667-68;

– and as his substitute member:

José João Abdalla Filho

–Brazilian, single, banker, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463, 13th floor, Centro, CEP 20071-003, bearer of Identity Card 1439471, issued by the Public Safety Department of São Paulo State, and CPF 245730788-00.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representative of the stockholder The State of Minas Gerais, as per the voting spreadsheet, then attributed – per sitting member – 41,414,837 shares, to complement the Board of Directors, electing the following:

Sitting members:

Adézio de Almeida Lima

– Brazilian, married, economist, domiciled in Brasília, Federal District, at SQN 311, Bloco F, apto. 102, Asa Norte, CEP 70765-100, bearer of Identity Card 2514340, issued by the Public Safety Department of the Federal District, and CPF 342530507-78;

Marco Antonio Soares da Cunha Castello Branco

– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Pium-I 1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Minas Gerais State Public Safety Department, and CPF 371150576-72;

Antônio Carlos de Andrada Tovar

– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, 17th floor, Santo Agostinho, CEP 30190-131, bearer of Identity Card 09505528-1, issued by the Felix Pacheco Institute, and CPF 074171737-99;

Bernardo Afonso Salomão de Alvarenga

– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Pium-I 1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Minas Gerais State Public Safety Department, and CPF 371150576-72;

Luiz Guilherme Piva

– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Professor Estevão Pinto 555/404, Serra, CEP 30220-060, bearer of Identity Card MG2084020, issued by the State Public Safety Department of Minas Gerais State, and CPF 454442936-68; and

Marco Aurélio Crocco Afonso

– Brazilian, in stable union, economist, domiciled in Belo Horizonte, MG, at Rua Cristina 303/301, Sion, CEP 30310-800, bearer of Identity Card M1624401, issued by Minas Gerais Public Safety Department, and CPF 382386166-20; and

– and to be substitute members:

Nelson José Hubner Moreira

– Brazilian, married, engineer, domiciled in Brasília, Federal District, at AOS 2, Bloco G, Ap. 203, CEP 70660-027, bearer of Identity Card 1413159, issued by the Félix Pacheco Institute of the State of Rio de Janeiro, and CPF nº 443875207-87; and

Hermes Jorge Chipp

– Brazilian, married, engineer, domiciled in Rio de Janeiro, RJ, at Rua Souza Lima 158/1001, Copacabana, CEP 22081-010, bearer of Identity Card 2187859-0, issued by Detran/RJ, and CPF 233128907-72; and

Agostinho Faria Cardoso

– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Pium-I 1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Minas Gerais State Public Safety Department, and CPF 371150576-72;

explaining that the other substitute members will be elected at a later date.

Continuing with the business of the meeting, and due to there being one seat vacant, the Chair commented that Law 6404/1976 is omiss on the manner of decision in relation to the leftover balance of shares that took part in the composition of the Board of Directors through adoption of the multiple vote.

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Thus, and since the by-laws also do not present a rule for distribution of the remaining shares, the holders of voting shares present decided, as a criterion for filling the last seat on the Board of Directors resulting from the distribution of shares by the multiple vote, at this time:

–	to adopt use of the largest proportion of the leftover amount relating to the distribution of the eight prior seats, without prejudice to the Company subsequently consulting the CVM on the subject of the application of Article 141 of Law 6404/1976, in the case of a seat remaining vacant after voting by the multiple vote system with a leftover amount of shares.

As candidate for the said seat on the Board of Directors: Mr.

Daniel Alves Ferreira

– Brazilian, married, lawyer, domiciled in São Paulo, SP, at Rua Marquês de Paranaguá 348/10th floor, Consolação, CEP 01303-905, bearer of Identity Card 10933833, issued by São Paulo State Public Safety Department, and CPF 205862458-04; and

nominated himself as sitting Member, and as his substitute member, Mr.

Manoel Eduardo Lima Lopes

– Brazilian, married, lawyer and accountant, domiciled in Rio de Janeiro, RJ, at Av. Presidente Vargas 463/13th Floor, Centro, CEP 20071-003, bearer of Identity Card 1767127, issued by Félix Pacheco Institute of Rio de Janeiro State, and CPF 046227237-00

The representative of the stockholder BNDESPar put forward, as sitting member, Mr.

Carlos Eduardo Lessa Brandão

– Brazilian, divorced, engineer, domiciled in São Paulo, SP, at Av. José Galante 290/181, Vila Suzana, CEP 05642-000, bearer of Identity Card 3951096 issued by the Felix Pacheco Institute of Rio de Janeiro and CPF 797788527-15;

explaining that his substitute member would be nominated at a later date.

The representative of the stockholder The State of Minas Gerais then nominated, in the event that his leftover shares prevail, the moving of Mr. Nelson José Hubner Moreira, described above, as sitting member, without his substitute being appointed at this time;

and stating that in this event a new substitute member for the sitting member Mr. Adézio de Almeida Lima would not be nominated.

The Chair then stated that the nominations of Mr. Daniel Alves Ferreira had won, since they had the highest proportion of leftover shares.

Continuing, he stated that the vacancy for representative of the employees will await compliance with the criteria for that election, in the terms of Law 13303/2016.

Finalizing, he said that the Company will consult the CVM for a clear definition of the criterion to be adopted in the event of shares being left over after adoption of the multiple vote, with a possible adjustment in the composition of this Board by a General Meeting of Stockholders which would decide on change in the competition of the Board.

The Chair explained that, for the purposes of recomposition of the Board of Directors, a total of 876,340 shares were not taken into account, since they represented: (i) votes against, (ii) abstentions and (iii) shares used previously in separate voting, while the matter in question deals with attribution of shares to candidates to the Board of Directors.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–	The Board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair then stated that, as a result of the new composition of the Board of Directors of this Company, and in accordance with Article 11 § 1 and the Head Paragraph of Clause 12 of the by-laws of Cemig, and also Clause 8, sole sub-paragraph of the by-laws of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. there is a need to alter the composition of the boards of directors of those two wholly-owned subsidiaries, since the structure and composition of the Boards of Directors of those Companies are required to be identical to those of Cemig.

Continuing with the agenda, the Chair informed the meeting that the period of office of the members of the Audit Board ended with this present meeting, and that a new election should thus be held for that Board, for a period of office of (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2018.

The Chair said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders of common shares.

The Chair thus placed the election of the sitting and substitute members of the Audit Board in debate.

Asking for the floor, Mr. Daniel Alves Ferreira, as representative of holders of preferred shares, put forward the following names as members of the Audit Board:

–     as sitting member:

Rodrigo de Mesquita Pereira

– Brazilian, married, lawyer, domiciled in São Paulo, SP, at Rua Marquês de Paranaguá 348/10th floor, Consolação, CEP 01303-905, bearer of Identity Card 10933833, issued by São Paulo State Public Safety Department, and CPF 205862458-04; and

–     and as his substitute member:

Michele da Silva Gonsales

– Brazilian, married, lawyer, domiciled in São Paulo, SP, at Rua Sabará 402/42, Higienópolis, CEP 01239-010, bearer of Identity Card 33347425-9, issued by the São Paulo State Public Safety Department, and CPF 324731878-00. xx

The Chair placed the above nominations in debate, and, subsequently, put them to a vote – separately, i.e. with only holders of the preferred shares participating – and they were approved by a majority of votes.

325,283,042	votes in favor,
9,943,379	votes against, and
31,565,698	votes of abstention;

Asking for the floor, Mr. Daniel Alves Ferreira, for the minority of common stockholders with the right to vote, proposed the following appointments to the Audit Board:

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–     as sitting member:

Manuel Jeremias Leite Caldas

– Brazilian, married, engineer, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Lúcio Costa 6700/1103, Barra da Tijuca, CEP 22795-900, bearer of identity card 284123 issued by the Air Ministry, and CPF 535866207-30;

–     and as his substitute member:

Ronaldo Dias

– Brazilian, married, accountant, domiciled in Rio de Janeiro, RJ at Rua Maxwell 452/704, Vila Isabel, CEP 20541-100, bearer of Identity Card 2201087-0, issued by the Traffic Department of Rio de Janeiro State (Detran-RJ), and CPF 221285307-68.

Asking for the floor, the representative of the stockholder BNDESPar, also for the minority of common stockholders with the right to vote, proposed the following appointments to the Audit Board:

Sitting member

Cláudio Morais Machado

– Brazilian, married, accountant, domiciled in Porto Alegre, RS, at Rua General Rondon 411, Assunção, CEP 91900-120, bearer of Identity Card 9002545292, issued by the Public Safety Department of the State of Rio Grande do Sul, and CPF 070068530-87;

–     and as his substitute member:

Carlos Roberto de Albuquerque Sá

– Brazilian, divorced, engineer, domiciled in São Paulo, SP, at Alameda Jauaperi 755/132, Moema, CEP 04523-013, bearer of Identity Card 2321952, issued by the Felix Pacheco Institute of Rio de Janeiro and CPF 212107217-91.

The above nominations were put to debate, and, subsequently, to a vote, separately, by the minority of holders of voting shares.

The nominations of Daniel Alves Ferreira received

72,748,070	votes in favor,
9,943,379	votes against, and
54,343,169	votes of abstention;

The nominations of the representative of the stockholder BNDESPar received

54,342,992	votes in favor,
72,748,270	votes against, and
177	votes of abstention;

the winner thus being the nominations made by Mr. Daniel Alves Ferreira.

Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder, put forward the following nominations for members of the Audit Board:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sitting members:

Alcione Maria Martins Comonian

– Brazilian, married, public relations executive, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Icaraí 365, Caiçara, CEP 30770-160, bearer of Identity Card MG2511807, issued by the Public Safety Department of Minas Gerais State, and CPF 482072096-15;

Geber Soares de Oliveira

– Brazilian, legally separated, accountant, domiciled in Belo Horizonte, MG, at R. Carlos Turner 275/202, Silveira, CEP 31140-520, bearer of Identity Card MG1673562, issued by the Public Safety Department of the State of Minas Gerais, and CPF 373022806-49; and

Ricardo Wagner Righi de Toledo,

– Brazilian, widower, manager, domiciled in Belo Horizonte, Minas Gerais, at Rua Arquiteto Rafaello Berti 690, Mangabeiras, CEP 30210-120, bearer of Identity Card MG4172543, issued by the Minas Gerais State Public Safety Department, and CPF 299492466-87;

–     and said their substitute members would be elected later.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and, subsequently, to the vote, and approved, with 248,480,146 votes.

–     The Members of the Audit Board elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chair placed in debate the remuneration of the Company’s Managers and members of its Audit Board.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais asked the Chair to put the following proposal before the stockholders for consideration:

1	To make an annual global allocation for the Remuneration of Management and the members of the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, of

up to	R$ 33,000,000.00	(thirty three million Reais,)

including health insurance for the Executive Officers, to be contracted at the same level of the Health Plan in effect for the employees of the company, and variable remuneration, the following monthly fees to be payable, individually:

to the Chief Executive Officer,	R$ 85,000.00	(eighty five thousand Reais),

and to the other Chief Officers,	R$ 67,000.00	(sixty seven thousand Reais),

the amounts currently earned by the Chief Officers for paid leave, bonuses and other benefits to be, in consequence, adjusted in the same proportion.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2	To establish that the monthly remuneration of each one of the sitting members of the Board of Directors – excluding members that are also Chief Officers, and subject to the condition relating to the payment of the jeton mentioned in item 4 below –shall be, for the Deputy Chair of the Board of Directors, thirty per cent of the remuneration of the Chief Executive Officer,

i.e. it shall be	R$ 25,500.00	(twenty five thousand five hundred Reais)

and for the other sitting members, thirty per cent of the average remuneration of a Chief Officer,

i.e. it shall be	R$ 20,590.90	(twenty thousand five hundred ninety Reais 90 centavos).

3	To establish that the monthly remuneration of each one of the sitting members of the Board of Directors – excluding members that are also Chief Officers, and subject to the condition relating to the payment of the jeton mentioned in item 4 below – shall be eighty per cent of the monthly remuneration of a sitting member of the Board of Directors who is not its chair,

i.e. it shall be	R$ 16,472.72	(sixteen thousand four hundred seventy two Reais and 72 centavos).

4	To establish that the sitting and substitute members of the Board of Directors should receive eighty per cent of the stipulated monthly remuneration, the rest to be divided into jetons to be paid to the sitting and substitute members present at the meetings;

– and if there is more than one meeting in the month, the jeton will be divided proportionately between the number of meetings held in the month; if there is no meeting in the month, the sitting member and the substitute member with receive the total amount of the monthly remuneration.

5	To establish that substitute members of the Board of Directors who take part in meetings of the Board of Directors as replacement for their sitting member – except those board members who hold positions of Chief Officer – should receive only the remuneration relating to Item 3 above, even though they are replacing Sitting Members in meetings.

6	To establish that the monthly remuneration of each sitting member of the Audit Board shall be equivalent to twenty per cent of what is on average received by a member of the Executive Board,

i.e. it shall be	R$ 13,727.27	(thirteen thousand seven hundred twenty seven Reais 27 centavos);

and that the monthly remuneration of each substitute member of the Audit Board shall be equivalent to eighty per cent of the monthly remuneration of a sitting member, that is to say,

it shall be	R$ 10,981.81	(ten thousand nine hundred eighty one Reais 81 centavos),

–     excluding, in both cases, such benefits as are added by legislation.

7	To establish that sitting and substitute Members of the Board of Directors and of the Audit Board who are resident in municipalities other than that of the Company’s head office shall be reimbursed such expenses on accommodation and travel (within Brazil) as are necessary for their attendance at the meetings of those Boards or for carrying out their functions or when invited by the CEO to a meeting at the Company, and shall also receive, as cost support for travel, R$ 800 for each trip for attendance.

8	To establish that the fees of the members of the Executive Board, the Board of Directors and the Audit Board shall be paid on the same date as the Company adopts for its employees.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9	To establish that the variable remuneration of the Chief Officers and the targets and performance indicators for their calculation shall be stipulated by the Human Resources Committee of the Company’s Board of Directors, limited to the value of the annual global allocation stated above.

The above proposal by the representative of the stockholder The State of Minas Gerais in relation to the Managers and members of the Audit Board was put to debate, and, subsequently, to the vote, and approved by a majority, as follows:

249,860,960	votes in favor,
9,051,133	votes against, and
118,412,173	votes of abstention;

The representative of the stockholder BNDESPar abstained from voting in relation to the remuneration of the Managers and Members of the Audit Board of the Company, on affirmation that adequate time had not been given for proper analysis, for taking a decision on a vote, in the proposal of the representative of the stockholder The State of Minas Gerais, as to the annual global allocation amount, of

up to	R$ 33,000,000.00	(thirty three million Reais,)

being different from the amount stated in the proceedings relating to the calling of this meeting,

which was	R$ 24,537,927.03	(twenty four million five hundred thirty seven thousand nine hundred twenty seven Reais and three centavos).

Notwithstanding, in view of the structure of the previous proposal, it recommended to the Company:

a)	to consider allocation of the global annual amount between fixed and variable remuneration in a way coherent with the objective of stimulating efficiency on the part of the Executive Board;

b)	to offer additional remuneration to participants of committees of the Board of Directors, it being recommendable that these should preferentially be made up of independent members;

c)	to limit fixed remuneration received by substitute members to actual participation in meetings; and

d)	to consider the applicable legislation when proposing the remuneration budget, since the present proposal does not take into account the limit of eleven members for the Board of Directors as imposed by Law 13303/16 and Minas Gerais State Decree 47154/2017.

Publications: The Chair then stated that Cemig’s publication as specified in Law 6404/1976 will be made in the newspaper Minas Gerais, the official publication of the Powers of the State, and in the newspaper O Tempo, without prejudice to any possible publication in other publications.

The meeting being opened to the floor, Mr. Daniel Alves Ferreira took the floor to express his thanks for the stance of the representative of the majority stockholder and of the Chair of this meeting, for their conduct of the business of the meeting.

Since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for writing of the minutes.

The session being reopened, the Chair put the said minutes to debate and to the vote, found that they had been approved unanimously, that is to say, by 377,324,266 votes, and verified that they had been signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED MAY 2, 2018 REGARDING FITCH RATINGS INCREASE OF CEMIG’S CREDIT RATE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Fitch upgrades ratings of Cemig

In line with its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (‘CVM’), the São Paulo Stock Exchange (B3) and the market in general as follows:

1	Upgrade by Fitch

Fitch Ratings (‘Fitch’) has raised its credit rating for Cemig and its wholly-owned subsidiaries Cemig Distribuição S.A. (‘Cemig D’) and Cemig Geração e Transmissão S.A. (‘Cemig GT’):

	from B–	to	B,	on the global scale,
and	from BB–(bra)	to	BBB–(bra),	thus attributing investment grade, on the Brazilian scale.

Fitch also raised its ratings of the debenture issues

from BB–(bra)	to	BBB–(bra),	(investment grade, on the Brazilian scale),

maintaining the rating of the Eurobond issue at B.

Fitch upgraded the outlook for all these ratings from negative to stable.

Fitch stated that the upgrade reflects Cemig’s competence in refinancing a large part of its short-term debt and improving its liquidity profile, through refinancing of debt of R$ 3.4 billion, its US$1 billion issue of Eurobonds, its R$ 1.3 billion capital increase, and its sale of shares in Taesa for approximately R$ 700 million. Additionally Fitch considers that Cemig now has greater financial flexibility for managing future short-term debt maturities, and that the addition of increased Ebitda, in the order of R$ 400-500 million/year as a result of the tariff review for Cemig D, in its base scenario, sustains Cemig’s process of deleverage.

2	Upgrade by S&P

On the same lines Standard&Poors, on March 29, 2018, raised its rating of Cemig and its wholly-owned subsidiaries:

from brBBB–	to	brBBB	– both are investment grade on the Brazilian scale.

S&P maintained its rating on the global scale, and its rating of the Eurobond issue, at B.

It upgraded the outlook for all these ratings from stable to positive.

Cemig believes these agencies’ changes are a recognition of its efforts to increase its credit quality, and reiterates its commitment to improve its liquidity and capital structure through lengthening of its debt profile and sale of assets.

Belo Horizonte, May 2, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF MINUTES OF THE 732TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 2, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 2, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 732nd meeting, held on May 2, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Election of: Mr. Adézio de Almeida Lima as Chair of this Board of Directors,

        and                of:            Mr. Marco Antônio Soares da Cunha Castello Branco as Deputy Chair,

to serve for the period of office 2018–2020.

2.	Reappointment of the incumbent Chief Officers, for a period of office of 3 years, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of Stockholders of 2021, as follows:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga
Deputy CEO (interim):	Bernardo Afonso Salomão de Alvarenga
Chief Trading Officer:	Dimas Costa
Chief Business Development Officer:	Daniel Faria Costa
Chief Distribution and Sales Officer (interim):	Ronaldo Gomes de Abreu
Chief Finance and Investor Relations Officer:	Maurício Fernandes Leonardo Júnior
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Corporate Management Officer:	José de Araújo Lins Neto
Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins
Chief Institutional Relations and Communication Officer:	Thiago de Azevedo Camargo
Chief Counsel:	Luciano de Araújo Ferraz

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED MAY 4, 2018: RENOVA REFUSES CEMIG OFFER FOR INTEREST IN CHIPLEY/PCH

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova refuses Cemig offer for interest in Chipley / PCH

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today (May 4, 2018) Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“ With reference to the Material Announcement published on March 27, 2018, Renova Energia S.A. (RNEW11) (‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

On May 3, 2018, the Board of Directors of Renova decided not to accept the binding proposal received from Companhia Energética de Minas Gerais (‘Cemig’) for acquisition of either:

(i)	Renova’s 100% interest in Chipley SP Participações S.A. (‘Chipley’), or
(ii)	Chipley’s holding of 51% of the shares in Brasil PCH S.A. (‘Brasil PCH’).

Renova’s Executive Board is carrying out studies for a New Restructuring Plan, which will be presented soon to its Board of Directors, aiming to resolve the situation of Renova’s capital structure and honor all the commitments Renova has undertaken.

Renova reiterates its commitment to keeping stockholders and the market in general duly informed in accordance with the applicable legislation.”

Cemig emphasizes its confidence that the New Restructuring Plan being prepared by the Executive Board of Renova will provide a definitive solution to Renova’s capital structure.

Belo Horizonte, May 4, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONVOCATION AND PROPOSAL DATED MAY 8, 2018 TO THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON JUNE 11, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 11, 2018 at 11 a.m., at the Company’s head office, Av. Barbacena 1219, 23rd floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)	Changes to the by-laws, in accordance with Law 13303/2016 and Minas Gerais State Decree 47154/2017, with improvement of the provisions of the by-laws.

2)	Election of the Board of Directors, for a new period of office, if the change to the by-laws is approved.

3)	Election of the Audit Board, for a new period of office, if the change to the by-laws is approved.

4)	Adjustment to the Annual Global Allocation for remuneration of the Managers, members of the Audit Board and of the Audit Committee, if the change to the by-laws is approved.

5)	Setting of the compensation of the representatives of the Audit Committee, if the change to the by-laws is approved.

6)	Orientation of representatives of Cemig, at the Extraordinary General Meeting of Cemig Distribuição S.A., to vote in favor of the changes to the by-laws and the resulting recomposition of the Board of Directors and of the Audit Board, if changes are made to the by-laws and to the composition of the Board of Directors and the Audit Board of the sole stockholder, Cemig.

7)	Orientation of representatives of Cemig, at the Extraordinary General Meeting of Cemig Geração e Transmissão S.A., to vote in favor of the changes to the by-laws and the resulting recomposition of the Board of Directors and of the Audit Board, if changes are made to the by-laws and to the composition of the Board of Directors and the Audit Board of the sole stockholder, Cemig.

Under Article 3 of CVM Instruction 165/1991, as amended by CVM Instruction 282/1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância – BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

Any stockholder wishing to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of §1 of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by June 7, 2018, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral), Av. Barbacena, 1219, 23rd Floor, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, May 8, 2018

Adézio de Almeida Lima

Chair of the Board of Directors

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 11, 2018 AT 11 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig:

– whereas:

a)	Federal Law 13303, in effect from June 30, 2016, makes provisions on the legal form of by-laws of a publicly-owned company, a mixed-economy company and their subsidiaries, whether public ownership is at Federal, State, Federal District, or Municipal level. The State Companies Law, as it is known, regulated Article 173 §1 of the Constitution of 1988, covering subjects such as governance, corporate organization, control, bids/tenders, and contracts, applicable to state-controlled companies;

b)	the State Companies Law establishes a series of corporate governance and transparency mechanisms to be obeyed by the state-controlled companies, with the rules for publication of information, risk management practices, codes of conduct, forms of oversight by the State and by society, constitution and functioning of Boards, and minimum requirements for appointment of managers;

c)	the State Companies Law orders adaptation of the by-laws of the companies to which it applies, to follow good corporate governance practices, which range from criteria for financial performance to social and environmental responsibility.

d)	the strong point of the State Companies Law has been to give detailed rules on oversight and control with a view to greater transparency in corporate governance, to avoid conflicts of interests and to allow timely control by the State company of strategic decisions;

e)	Minas Gerais State Decree 47154 came into force on February 20, 2017, governing the legal structure of by-laws of a public company, a mixed-economy company and subsidiaries, at the level of Minas Gerais State, in the terms of Federal Law 13303/2016;

f)	the State Decree regulated the State Companies Law, dealing with its provisions to adapt to the context of the Minas Gerais state companies, and for this reason Cemig is required to obey its provisions;

g)	the new rules are to be applied after the revision of the by-laws, to take place within 24 (twenty four) months, and this period closes on June 30, 2018 – the transition period was granted to enable the state companies to review their internal rules and corporate management procedures;

h)	due to Law 13303/2016 and State Decree 47154/2017, Cemig has to make the necessary adaptation to the by-laws to comply with the said legislation;

i)	the proposed drafting not only makes the by-laws compliant with the legislation, but also enhances the provisions therein;

j)	under Clause 21, §4, Sub-clause ‘g’ of the by-laws of Cemig, orientation of vote in General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. is made by Extraordinary General Meeting of Stockholders of Cemig – the sub-clause states:

§4	The following matters shall require a decision by the Executive Board: ...

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;” – ; and

k)	Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. are wholly-owned subsidiaries of Cemig and will hold Extraordinary Annual General Meetings of Stockholders to change the by-laws.

– do now propose to you:

I	Approval of change in the Company’s by-laws in their entirety, adapting them to the requirements of Federal Law 13303/2016 and State Decree 47154/2017, providing for best corporate governance practices, and improvement of the drafting, as follows:

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1	Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are:

–	to build, operate and make commercial use of systems for generation, transmission, distribution and sale of electricity, and related services;

–	to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

–	to provide consultancy services within its field of operation to companies in and outside Brazil; and

–	to carry out activities directly or indirectly related to its objects, including development and commercial operation of telecommunication and information systems, technological research and development, and innovation.

§1	The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2	No subsidiary of Cemig, wholly-owned or otherwise, may take any action or make any decision which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

§3	Since the Company’s securities are traded on the special listing section known as Corporate Governance Level 1 on the Sao Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), the Company, its stockholders, managers and members of the Audit Board are subject to the provisions of the Level 1 Corporate Governance Regulations of the B3 (under this or any name attributed to it in future).

Clause 2	The Company shall have its head office and management at Av. Barbacena 1219, Santo Agostinho, 30190-131 Belo Horizonte, Minas Gerais, and may open offices, representations or any other establishment in or outside Brazil upon authorization by the Executive Board.

Clause 3	The Company shall have indeterminate duration.

CHAPTER II

Share Capital

Clause 4	The share capital of the Company is

R$ 7,293,763,005.00	(seven billion two hundred ninety three million seven hundred sixty three thousand and five Reais),

represented by:

a) 487,614,213	(four hundred eighty seven million six hundred fourteen thousand two hundred thirteen)

nominal common shares each with nominal value of R$ 5.00 (five Reais); and

b) 971,138,388	(nine hundred seventy one million one hundred thirty eight thousand three hundred eighty eight)

nominal preferred shares each with nominal value of R$ 5.00 (five Reais).

§1	The right to vote is reserved exclusively for the common shares; each common share has the right to one vote in decisions of the General Meeting of Stockholders.

Clause 5	The preferred shares have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)	10% (ten percent) of their nominal value;

b)	3% (three percent) of the value of the stockholders’ equity corresponding to the shares.

Clause 6	The common shares and the preferred shares have equal rights to distribution of bonuses and stock dividends.

Clause 7	In business years in which the Company does not make enough profit to pay dividends to its stockholders, the State of Minas Gerais guarantees to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, under Clause 4 of State Law 15290/2004.

Clause 8	The shares subscribed by the State of Minas Gerais shall at all times, obligatorily, be the majority of the shares carrying the right to vote, and shall be subscribed in accordance with the applicable legislation. Payment for subscription of shares by other parties, whether individuals or legal entities, shall be made as specified by the General Meeting of Stockholders which decides on the subject.

§1	The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the applicable legislation.

§2	The stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with resources arising from tax incentive systems, subject to the terms of §1 of Article 172 of Law 6404 of December 15, 1976, as amended.

Clause 9	The Company’s authorized share capital may be increased by up to 10% (ten per cent) of the Company’s share capital, without the need for any change in the by-laws, upon decision by the Board of Directors, after prior consultation of the Audit Board.

§1	As well as the other conditions relating to the issuance of new shares, the competency to determine the number of shares to be issued, the issue price, and the period and conditions of paying for their subscription shall be held by the of the Board of Directors.

CHAPTER III

The General Meeting of Stockholders

Clause 10	The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by the applicable legislation, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days. The relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§1	In the event that a provision of law or regulations alters this minimum period for convocation, it shall prevail.

§2	Stockholders may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with specific powers.

Clause 11	Ordinary or extraordinary General Meetings of Stockholders shall be chaired by a stockholder elected by the Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management

Clause 12	The Company shall be managed by the Board of Directors and the Executive Board.

§1	The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with occasional exceptions if approved by the Board of Directors.

§2	Where filling of appointments to positions on the Board of Directors and/or Executive Board of the Company’s subsidiary or affiliated companies is the competency of the Company, it shall do so in accordance with criteria and a policy of eligibility and assessment approved by the Board of Directors.

§3	Where filling of positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies is the competency of the Company, it shall do so in accordance with specific regulations, to be approved by the Boards of Directors of the respective subsidiaries or affiliated companies.

§4	In the management of the Company, and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other subsidiaries or affiliates, and of the consortia in which any of them have direct or indirect holdings, the Board of Directors and the Executive Board shall obey the provisions of the Company’s Long-term Strategic Plan.

§5	The Long-term Strategy shall contain (i) fundamentals grounds, targets, goals and results to be pursued and achieved in the long term by the Company, and (ii) the Company’s dividend policy; and shall comply with the commitments and prior requirements in §7 of Clause 12 of these by-laws.

§6	The Company’s Multi-year Business Plan shall reflect the assumptions and premises of the Long-term Strategy, and shall contain the targets for 5 (five) years, including the Annual Budget.

§7	The Long-term Strategy, the Multi-year Business Plan and the Annual Budget shall be reviewed annually by the Executive Board and submitted, at the latest, to the last ordinary meeting of the Board of Directors of the prior year, for decision, and the Company must disclose its conclusions, in accordance with the applicable law, subject to secrecy for strategic information whose disclosure might be prejudicial to the Company’s interests.

§8	The Executive Board shall obey and comply with targets and limits established by the Board of Directors, especially in relation to indebtedness, liquidity, rates of return, investment and regulatory compliance.

§9	In companies in which the Company has an interest, whether controlling or otherwise, practices of governance and control must be adopted that are in proportion to the importance, materiality and the risks of the business.

§10	The Long-term Strategy, the Multi-year Business Plan and the Annual Budget shall be reflected in all plans, projections, activities, strategies, investments and expenses of the Company and its wholly-owned or other subsidiaries, affiliated companies or consortia in which it directly or indirectly holds an interest.

§11	The global or individual amount of the compensation of the Board of Directors, the Executive Board and the Audit Committee shall be set by the General Meeting of Stockholders, in accordance with the applicable legislation. Payment of any type of percentage or other participation in the profits of the Company to any member of the Audit Board or the Board of Directors is forbidden, with the exception of the Board member representing the employees.

§12	For the purpose of improving the Company, every year the managers and the members of the committee shall undergo individual and collective performance evaluation, with the following minimal requirements:

a)	description of acts of management practiced, as to lawfulness and efficacy of administrative action;

b)	contribution to the profit for the period; and

c)	pursuit and achievement of the objectives established in the Multi-year Business Plan and compliance with the Long-term Strategy.

§13	The managers of the company may not be sworn in unless they have agreed to and signed the applicable legal and regulatory terms and documents. In all practice of their responsibilities they shall obey the requirements, prohibitions and obligations specified in the applicable legislation and regulations.

Section I

The Board of Directors

Clause 13	The Board of Directors of the Company comprises 9 (nine) sitting members and the same number of substitute members. One shall be the Chair, and another shall be the Vice-Chair.

§1	The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until the related replacement.

§2	The members of the Board of Directors shall be elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of Stockholders. Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to the requirements and prohibitions established in the applicable legislation and regulations.

§3	The composition of the Board of Directors must obey the following rules:

a)	The minority holders of common shares, and the holders of preferred shares, have the right to elect, in separate votes, one member each, in accordance with the applicable legislation.

b)	At least 25% (twenty five per cent) of the members must be independent; and at least one, in the event that the minority stockholders decide to exercise the option of multiple vote, in the terms of Article 141 of Law 6404/1976.

c)	The employees have the right to elect one member, subject to the provisions of Federal Law 12353 of December 28, 2010, as applicable.

d)	In any event, the majority of the members shall be elected by the controlling stockholder of the Company.

§4	For election and for holding of office, the member of the Board of Directors representing the employees is subject to all the criteria, requirements, impediments and prohibitions specified in Law 6404/1976, Law 13303 of June 30, 2016, and regulations made under those laws.

§5	Without prejudice to the impediments and prohibitions specified in these by-laws, the member of the Board of Directors representing the employees shall not take part in debate and decisions on subjects that involve union relationships, remuneration, and/or benefits, including matters relating to private pension plans and/or other assistance plans, and/or in any other situation in which a conflict of interest is characterized.

§6	The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, be made up of the same members and substitute members elected to the Board of Directors of the Company, for periods running concurrently from start to termination, being remunerated for only one of these positions.

§7	The posts of Chairman of the Board of Directors and Chief Executive Officer of the Company may not be held by the same person.

§8	The members of the Board of Directors shall be allowed to exercise other remunerated activity, as long as there is no incompatibility of time and/or conflict of interests.

§9	Subject to the provisions of these by-laws, the Board of Directors may delegate powers to the Executive Board for approval and signature of legal transactions related to the ordinary acts of management, including sale of electricity.

Clause 14	In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office that remained to the previous member.

§1	In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority; the same rule shall be obeyed for the member representing the employees.

Clause 15	The Board of Directors shall meet, ordinarily, in accordance with its Regulations, at least once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda; and shall meet in extraordinary meeting, if called by its Chair or its Vice-Chair, or by one third of its members, or when requested by the Executive Board.

§1	Meetings of the Board of Directors shall be called by its Chair or Vice-Chair, with at least 10 (ten) days’ prior notice in writing or by email, containing the agenda. Convocation is not necessary when all the members of the Board of Directors, or their substitute members, are present. The Chair may call meetings of the Board of Directors on the basis of urgency without their being subject to this period of notice, provided that the other members of the Board are advised of the convocation.

§2	Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chair shall have the casting vote.

Clause 16	The Chair of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chair.

Clause 17	The Chair and Vice-Chair of the Board of Directors shall be chosen by the members of that Board, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chair shall take the place of the Chair when the Chair is absent or impeded from exercising his/her functions.

Clause 18	The following are functions of the Board of Directors:

a)	to set the general orientation of the Company’s business;

b)	to elect, dismiss and evaluate the Executive Officers of the Company, in accordance with the applicable legislation, subject to the by-laws;

c)	to approve the policy on transactions with the related parties;

d)	to decide, upon proposal by the Executive Board, on disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and on the Company giving any guarantee to any third party of which the individual value is equal to 1% (one per cent) or more of the Company’s Stockholders’ equity;

e)	to decide, upon proposal by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value equal to 1% (one per cent) or more of the Company’s Stockholders’ equity, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

f)	to call the General Meeting of Stockholders;

g)	to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

h)	to give a prior opinion on the Executive Board’s report of management and accounts of the Company;

i)	to choose and to dismiss the Company’s auditors, from among companies with international reputation that are authorized by the Securities Commission (CVM) to audit listed companies, subject to statement of position by the Audit Board;

j)	upon proposal by the Executive Board, to authorize commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and the corresponding contracts, for amounts equal to 1% (one per cent) or more of the Company’s Stockholders’ equity;

k)	upon proposal by the Executive Board, to authorize filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts equal to 1% (one per cent) or more of the Company’s Stockholders’ equity;

l)	to authorize issue of securities, in the domestic or external markets, for the raising of funding, in the form of debentures, promissory notes, medium-term notes and other instruments;

m)	to approve the Long-term Strategy, the Multi-year Business Plan and the Annual Budget, and alterations and revisions to them;

n)	annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and subject to the Annual Budget;

o)	to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p)	to approve participation in the share capital of, and constitution or extinction of, any company, undertaking or consortium;

q)	to approve, in accordance with its Internal Regulations, the institution of committees supporting the Board of Directors – the opinions or decisions of which are not a necessary condition for decision on the matters by the Board of Directors;

r)	to accompany the activities of internal auditing;

s)	to discuss, approve and monitor decisions that involve corporate governance practices, relationship with interested parties, people management policy and code of conduct;

t)	to ensure implementation of, and to supervise, the systems for management of risks and internal controls established for the prevention and mitigation of the principal risks to which the Company is exposed, including the risks related to safety and security of accounting and financial information and the occurrence of corruption or fraud;

u)	to establish an information disclosure policy to mitigate the risk of contradiction between the various areas and the managers of the Company;

v)	to make statements on any increase in number of the Company’s own staff, concession of benefits or advantages, or revision of a salaries and careers plan, including alteration in the amount paid for commissioned posts or free appointments, and compensation of Chief Officers;

w)	to appoint, and to dismiss, in both cases with grounds, the head of the Internal Audit Unit, from among the Company’ career employees;

x)	to elect the members of the Audit Committee, at the first meeting held after the Annual General Meeting, and to dismiss them, at any time, upon vote given with grounds by absolute majority of the members of the Board of Directors;

y)	to analyze, every year, the success in meeting targets and results in execution of the Multi-year Business Plan and the Long-term Strategy, and to publish its conclusions and state them to the Legislative Assembly of Minas Gerais State and to the Minas Gerais State Audit Court; and

z)	to approve the complementary policies, including the policy on holdings, in accordance with the terms of these by-laws.

§1	The financial limits relating to decisions by the Board of Directors that are identified by a percentage of the Company’s Stockholders’ equity shall be automatically adopted when the financial statements of each year are approved.

Section II

The Executive Board

Clause 19	The Executive Board comprises 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors for a period of two years, subject to the requirements of the applicable legislation and regulations. Re-election for a maximum of three consecutive periods of office is permitted.

§1	The Executive Officers shall remain in their posts until their duly elected successors take office.

§2	The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. In particular they shall also obligatorily hold the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§3	Executive Officers who are not employees shall have the right to an annual paid leave of not more than 30 (thirty) days. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly compensation currently in effect.

Clause 20	In the event of absence, leave, vacancy, impediment or resignation of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer.

§1	In the event of absence, leave, vacancy, impediment or resignation of any of the other members of the Executive Board, the Executive Board may, on approval of the majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave lasts.

§2	The Chief Executive Officer or member of the Executive Board elected in this way shall hold the position for the remaining time of the period of office of the Executive Officer who is substituted.

Clause 21	The Executive Board shall meet, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present. The decisions of the Executive Board shall be taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

Clause 22	The Executive Board is responsible for current management of the Company’s business, subject to obedience to the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with these Bylaws.

§1	The Multi-year Business Plan shall comprise plans and projections for the period of five business years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)	the Company’s strategies and actions, including any project related to its objects;

b)	new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries and affiliated companies, and the consortia in which it participates;

c)	the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties; and

d)	the rates of return and profits to be obtained or generated by the Company.

§2	The Annual Budget shall reflect the Company’s Multi-year Business Plan and, consequently, the Long-term Strategy, and must give details of operational revenue and expenses, costs, capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or from funds of third parties, and any other data that the Executive Board considers to be necessary.

§3	The Long-term Strategy, the Multi-year Business Plan, and the Annual Budget shall be:

a)	prepared under coordination by the Chief Executive Officer, with participation of all the Chief Officers;

b)	prepared and updated annually, by the end of each business year, to take effect in the following business year;

c)	submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4	The following matters shall require a decision by the Executive Board:

a)	approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)	examination, and submission to the Board of Directors, for approval, of the Long-term Strategy and the Multi-year Business Plan, and revisions of them, including timetables, amount and allocation of the capital expenditure specified in it;

c)	examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Business Plan in force at the time, and revisions of it;

d)	decision on reallocation of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than 1% (one per cent) of the Company’s Stockholders’ equity, with consequent adaptation of the targets approved, obeying the Multi-year Business Plan, the Long-term Strategy and the Annual Budget;

e)	approval of disposal of, or placement of a charge upon, any of the Company’s property, plant or equipment, and/or giving of guarantees to third parties, in amounts less than 1% (one per cent) of the Company’s Stockholders’ equity;

f)	authorization of the Company’s capital expenditure projects, or signing of agreements and legal transactions in general, or contracting of loans and financings and the creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than 1% (one per cent) of the Company’s Stockholders’ equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates;

g)	authorization to open administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and contract, for amounts of up to 1% (one per cent) of the Company’s Stockholders’ equity, limited to R$ 100,000,000.00 (one hundred million Reais), adjusted annually by the IPCA (expanded Consumer Price) index, if it is positive;

h)	authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than 1% (one per cent) of the Company’s Stockholders’ equity;

i)	approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of Sub-clause ‘h’ of Sub-item I of Clause 23;

j)	authorization of expenditure on personnel, and collective agreements and other employment instruments, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors, and the Annual Budget approved;

k)	examination of and decision on contracting of external consultants, when requested by the office of any Chief Officer’s Department, subject to the provisions of Clause 18, Sub-clause ‘j’, and Clause 22, §4, Sub-clause ‘g’;

l)	formulation, for decision by the Board of Directors or the General Meeting of Stockholders, of policies complementary to these by-laws, including the policy on stockholding interests.

§5	Acts that are necessary for the regular functioning of the Company, signature of contracts, and other legal transactions, shall be carried out by the Chief Executive Officer, jointly with one Executive Officer, or by two Executive Officers, or by a person holding a valid power of attorney.

§6	Powers of attorney must be granted by the Chief Executive Officer, jointly with one Executive Officer, except for the power described in Sub-clause ‘c’ of Sub-item I of Clause 23, for which only the signature of the Chief Executive Officer is required.

§7	Subject to the provisions of these by-laws the Executive Board may delegate powers to approve and sign legal transactions relating to matters in the remit of the bodies pertaining to each Executive Officer, for ordinary acts of management, including sale of electricity.

§8	The financial limits for decision by the Executive Board that correspond to a percentage of the Company’s Stockholders’ equity shall be automatically adopted upon approval of the financial statements of each year.

§9	At the limits of its competencies and areas of autonomy, the Executive Board may attribute, by formal act, limits of autonomy to lower levels, upon composition of technical committees with decision capacity in specific subjects.

Clause 23	Subject to the provisions in the preceding Clauses and good corporate governance practices, it shall be the duty of each member of the Executive Board to comply with these by-laws, the decisions of the General Meeting of Stockholders and of the Board of Directors, the Internal Regulations and the decisions of the Executive Board, and cause others to comply with them. The duties of the members of the Executive Board, among others, are as follows:

I–	Duties of the Chief Executive Officer:

a)	to coordinate and manage the work of the Company, and all the strategic and institutional activities of the affiliated companies, subsidiaries and consortia in which the Company has an interest;

b)	to coordinate preparation, consolidation and implementation of the Company’s Long-term Strategy and Multi-year Business Plan, and those of the affiliated and subsidiary companies – in the latter case, jointly with the Chief Officer responsible, and in both cases with the participation of the other Chief Officers;

c)	to represent the Company in the Courts, on the plaintiff or defendant side;

d)	to sign, jointly with one Chief Officer, documents which bind the Company;

e)	to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)	to hire and dismiss employees of the Company;

g)	to conduct the activities of the Governance Office, Strategic Planning, Compliance, and Corporate Risk Management;

h)	jointly with the Chief Officer responsible, to propose to the Executive Board nominations for management positions in the Company; and

i)	to propose the nominations for positions of Management and on the Audit Boards of the wholly-owned and other subsidiaries, affiliated companies and consortia in which the Company has an interest, and of the statutory bodies of Fundação Forluminas de Seguridade Social (Forluz) and Cemig Saúde, after consultation of the Chief Officer responsible.

II–	Duties of the Deputy CEO:

To substitute the CEO in the event of absence, leave, vacancy, impediment or resignation, and other functions.

III–	Duties of the Chief Finance and Investor Relations Officer:

To manage the processes and activities relating to the financial area and relations with investors.

IV–	Duties of the Chief Corporate Management Officer:

To plan and arrange the activities relating to supply of materials and services, infrastructure, information technology, telecommunications and transactional services.

V–	Duties of the Chief Distribution and Trading Officer:

To manage the processes and activities of distribution and sales of electricity.

VI–	Duties of the Chief Generation and Transmission Officer:

To manage the processes and activities of generation and transmission of electricity.

VII–	Duties of the Chief Trading Officer:

To manage the processes and activities relating to trading of electricity and the electricity system, market planning, and commercial relationship, in the Free Market for electricity in Brazil.

VIII–	Duties of the Chief Officer for Management of Holdings:

To manage the processes and activities relating to accompaniment of the management of the Company’s wholly-owned subsidiaries with the exception of Cemig GT and Cemig D, other subsidiaries, affiliated companies, and negotiation and implementation of partnerships, consortia, associations and special-purpose companies, obeying the Policy on Holdings.

IX–	Duties of the Chief Officer for Human Relations:

To coordinate the policy and actions in the management of people of the Company, its wholly owned subsidiaries and other subsidiaries.

X–	Duties of the Chief Counsel:

To plan, coordinate and manage the legal activities of the Company and its wholly-owned subsidiaries and subsidiaries.

XI–	Duties of the Chief Officer for Institutional Relations and Communication:

To coordinate and administer processes and activities related to communication and institutional relations, externally and internally, in the area related to the Company and its wholly-owned and other subsidiaries.

§1	In relation to the affiliated companies the Executive Officers shall act at all times in obedience to the related by-laws or articles of association and stockholders’ agreements.

§2	The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

§3	As well as exercise of the duties set for them in these Bylaws, each Chief Officer’s Department has the right to cooperation, assistance and support of the other Chief Officer’s Departments in the areas of its respective competencies, aiming for the Company’s success in its greater objectives and interests.

§4	It is the competency of each Chief Officer, within the area of his/her activity, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

§5	The individual attributions of each Chief Officer are set specifically in the Internal Regulations of the Executive Board. Among others, these include the following:

a)	to propose to the Executive Board, for approval or submission to the Board of Directors or the General Meeting of Stockholders, approval of legal transactions in the Chief Officer’s area of activity;

b)	to propose, implement and manage the work safety policy within the scope of his/her activities;

c)	to disclose, at least annually, to the Executive Board, the reports on performance related to the activities which he/she coordinates and monitors; and

d)	to represent the Company in relations with the market, the bodies, associations and other related entities of the electricity sector, including those of regulation and inspection.

Section III

The Audit Committee

Clause 24	The Audit Committee is an independent, consultative, permanent body, with its own budget allocation. Its objective is to provide advice and support to the Board of Directors, to which it reports. It also has the responsibility of other activities attributed to it by legislation.

§1	The Audit Committee has three members, the majority of them independent, nominated and elected by the Board of Directors, in the first meeting after the Annual General Meeting, for periods of office of three years, not to run concurrently. One re-election is permitted.

§2	Exceptionally, in the first election of the members of the Audit Committee, one member shall be elected for a period of office of two years.

§3	The minutes of the meetings of the Audit Committee, which shall be every two months, must be disclosed, except when the Board of Directors considers that disclosure might put legitimate interest at risk, and in this case only its summary shall be disclosed.

§4	The restriction in §3 may not be used in opposition to the control and/or inspection bodies to which the Company, and its wholly-owned and other subsidiaries, are subject – these shall have total and unrestricted access to the content of the minutes of the Audit Committee, subject to the obligation of secrecy and confidentiality.

§5	The internal control over the Company entrusted to the Office of the General Inspector (‘Controladoria’) of Minas Gerais State shall be of a subsidiary nature, and shall be subject to the principles of motivation, reasonableness, appropriateness and proportionality, and it must make itself compatible with the duties of the Internal Audit Unit and the Audit Committee.

Clause 25	The Audit Committee may exercise its duties and responsibilities in relation to such wholly-owned and other subsidiaries of the Company as adopt the regime of sharing of a Common Audit Committee.

Clause 26	The following are attributions and duties of the Audit Committee:

a)	to state opinion on contracting, and dismissal, of external auditors;

b)	to supervise the activities of the independent auditors, evaluating their independence, the quality of the services provided and the appropriateness of such services to the Company’s needs;

c)	to supervise the activities carried out in the areas of internal control, internal audit and preparation of the financial statements;

d)	to monitor the quality and integrity of the internal control mechanisms, the financial statements and the information and measurements disclosed by the Company;

e)	to evaluate and monitor the Company’s exposures to risk – it may requisition, among other matters, detailed information on policies and procedures relating to compensation of the management, utilization of assets, and expenditures incurred in the name of the Company;

f)	to evaluate and monitor, jointly with the management and the Internal Audit Unit, the appropriateness of the transactions with related parties;

g)	to prepare an annual report with information on its activities, results, conclusions and recommendations, reporting any significant divergence between management, the independent auditors and the Audit Committee in relation to the financial statements;

h)	to assess the reasonableness of the parameters on which the actuarial calculations are based, and the actuarial result of the benefit plans maintained by the pension fund, when the Company is sponsor of a closed private pension plan entity;

i)	to give opinion, in such a way as to assist the stockholders – in their appointment of managers, members of the Board of Directors’ support committees, and members of the Audit Board – on compliance with the requirements of, and absence of prohibitions for the related elections; and

j)	to verify compliance in the process of evaluation of managers, members of the Board of Directors’ support committees, and members of the Audit Board.

§1	If an eligibility and evaluation committee is created, the competencies described in sub-clauses ‘i’ and ‘j’ of this Clause shall be transferred to that body.

Clause 27	The Audit Committee has operational autonomy to conduct or decide on carrying out of consultations, evaluations and investigations within the scope of its activities, including contracting and use of independent external specialists.

§1	The Audit Committee must have the means for receiving accusations, including those of a confidential nature, internal and external to the Company, on subjects related to its area of duties.

CHAPTER V

Control Areas

Clause 28	The following are Control Areas: Internal Audit, Compliance, and Corporate Risk Management.

§1	The Control Areas operate with independence, and have the prerogative of reporting directly to the Board of Directors, as applicable, in accordance with the applicable legislation.

Clause 29	The Internal Audit Unit is linked to the Board of Directors, with a view to preparation of the financial statements, and is responsible for assessing:

a)	appropriateness of internal controls, and the effectiveness of risk management and the governance process; and

b)	reliability of the process of collection, measurement, classification, accumulation, recording and disclosure of events and transactions.

Clause 30	The Compliance Area, linked to the Chief Executive Officer, is responsible for:

a)	managing the Company’s compliance program, exercising prevention, detection of and response to failures in compliance with the internal and external rules and any deviation of conduct; and

b)	coordinating and defining the methodology to be used in the management of internal controls.

§1	The officer responsible for the Compliance Area reports directly to the Board of Directors in any situations in which involvement of the Chief Executive Officer in irregularities is suspected or when that Officer, having received a report of a situation, evades the obligation to adopt measures that are necessary in relation to it.

Clause  31 The Corporate Risk Management Area, linked to the CEO and led by a statutory director, is responsible for:

a)	coordinating and mapping the management of the portfolio of corporate risks;

b)	supporting the other areas of the Company in adoption of the decisions on the corporate risk policy and adoption of the risk appetite parameters decided by the Board of Directors; and

c)	deciding the methodology to be used in corporate risk management and supporting the other areas in its implementation.

§1	The risk management area shall periodically send reports to the Audit Committee containing its indications and recommendations.

CHAPTER VI

The Audit Board

Clause 32	The Audit Board shall function permanently, and shall comprise five sitting members and their respective substitute members, who shall be elected for a period of office of two years, when a General Meeting of Stockholders is held.

§1	The following rules for appointment must be obeyed in the composition of the Audit Board:

a)	The minority holders of common shares, and the holders of preferred shares, both have the right to elect, in separate votes, one member each, in accordance with the applicable legislation.

b)	The majority of the members shall be elected by the controlling stockholder of the Company, and at least one shall be a government employee with a permanent link to the Public Administration.

§2	The Audit Board shall elect its Chair from among its members, and the Chair shall call and chair the meetings.

§3	Where appointment of members of the Audit Board of subsidiary and/or affiliated companies is a competency of the Company, this shall be done according to criteria and an eligibility and assessment policy approved by the Board of Directors.

Clause 33	In the event of resignation, death or impediment, a member of the Audit Board shall be replaced by his or her respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 34	The Audit Board shall have the attributions set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company’s shares are listed and traded, including the following:

a)	to monitor and inspect, through any one of its members, the acts of the managers and to verify compliance with their duties under the law and by-laws;

b)	to give opinion on the annual report of management, and to include in such opinion any such complementary information that it deems to be necessary or useful to the decision of the General Meeting of Stockholders;

c)	to give opinion on any proposals made by the management bodies, to be submitted to the General Meeting of Stockholders or the Board of Directors, as the case may be, in relation to change in share capital, issue of debentures or warrants, investment plans and/or capital budgets, distribution of dividends, transformation, absorption, merger or split;

d)	to report, through the person of any of its members, to the management bodies and, if these do not take the measures necessary for the protection of the Company’s interests, to the General Meeting of Stockholders, any errors, frauds or crimes that they discover, and suggest measures that will be useful to the Company;

e)	to call the Annual General Meeting, if the management bodies delay its convocation by more than 1 (one) month, and to call an Extraordinary Meeting of Stockholders whenever there are serious or urgent reasons, and include on the agenda of such Meetings whatever matters they consider to be necessary;

f)	to analyze, at least quarterly, a trial balance and other financial statements prepared periodically by the Company;

g)	to examine the financial statements for the business year and to give opinion on them; and

h)	to carry out these functions during liquidation, having in mind the special provisions that regulate that procedure.

Clause 35	The global or individual compensation of the members of the Audit Board shall be set by the General Meeting of Stockholders which elects it, in accordance with the applicable legislation.

CHAPTER VII

The Business Year

Clause 36	The business year shall coincide with the calendar year, closing on December 31 of each year, when the Financial Statements shall be prepared, in accordance with the applicable legislation. Financial statements for periods of six months or interim statements for shorter periods may be prepared.

Clause 37	Before any sharing of the profit, there shall be deducted from the result for the business year, in this order: retained losses, the provision for income tax, the Social Contribution tax on Net Profit, and then, successively, employees’ and managers’ profit shares.

§1	The net profit ascertained in each business year shall be allocated as follows:

a)	5% (five per cent) to the legal reserve, up to the maximum limit specified by law;

b)	50% (fifty per cent) distributed as mandatory dividend to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)	the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-term Strategy and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these by-laws, up to the maximum limit specified by Clause 199 of the Corporate Law.

Clause 38	The dividends shall be distributed in the following order:

a)	the minimum annual dividend guaranteed to the preferred shares;

b)	the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

§1	Once the dividends specified in Sub-clauses ‘a’ and ‘b’ of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§2	The Board of Directors may declare interim dividends, in the form of Interest on Equity, on account of retained earnings, profit reserves or profit reported in half-yearly or interim statements of financial position.

§3	The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed as on account of the amounts of the mandatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 39	Without prejudice to the mandatory dividend, every two years, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in Sub-clause ‘c’ of Clause 37 of these by-laws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-term Strategy and the dividend policy contained therein.

Clause 40	The dividends declared, mandatory or extraordinary, shall be paid in 2 (two) equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§1	Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 41	The employees have the right to a share in the profits or results of the Company, on criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the applicable legislation.

CHAPTER VIII

Liability of Management

Clause 42	Under the applicable law and regulations, and these by-laws, members of the Company’s management are accountable to the Company and to third parties for actions they take in exercise of their functions.

Clause 43	The Company will provide defense, on the plaintiff or defendant side, for members and former members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions.

§1	This guarantee also extends to employees who legally carry out actions by delegation or acting under authority from members of the Company’s Management.

§2	Upon decision by the Board of Directors, the Company may contract third-party liability insurance to cover procedural expenses, fees of counsel and indemnities arising from legal or administrative actions referred to in the head paragraph of this Clause.

§3	Contracting of insurance may also cover defense of the insured parties in other spheres, provided that the acts in question do not show manifest illegality or abuse of power.

§4	If funding of procedural expenses, fees and/or other expenses is less expensive than contracting or activation of insurance, the Company may contract a specialized external office for defense in relation to the acts being impugned.

§5	Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee, who is convicted of a crime in a final judgment against which there is no further appeal, must reimburse the Company all the costs, expenses and losses caused to it.

CHAPTER IX

Resolution of disputes

Clause 44	The Company, its stockholders, managers and members of the Audit Board undertake to resolve through arbitration, preceded by mediation, before the Market Arbitration Chamber (CAM) of the B3 or the FGV Mediation and Arbitration Chamber, all and any dispute or controversy that may arise between them related to or arising from, in particular, the application, validity, efficacy, interpretation or violation of the provisions contained in the applicable legislation and regulations, the by-laws, any stockholders’ agreements filed at the head office, the rules issued by the Brazilian Securities Commission, or the other rules applicable to the functioning of the capital markets in general, as well as those contained in the Level 1 Regulations of the B3.

§1	Without prejudice to the validity of this arbitration clause, application for urgency measures, before the arbitration tribunal has been constituted, should be remitted to the Judiciary, through the courts of the legal distinct of Belo Horizonte, Minas Gerais.

CHAPTER X

General provisions

Clause 45	Admission to the permanent staff of employees of the Company shall be by approval in a public competition.

§1	The employees are subject to the applicable employment law and the internal regulations of the Company.

Clause 46	In contracts entered into, and other legal transactions, between the Company and its related parties, including the State of Minas Gerais, the Company’s policy of transactions with related parties shall be obeyed.

Clause 47	References to the term ‘applicable legislation’ in these by-laws includes reference to the regulatory rules, subject to the prevalence of Law over rules of an infra-legal nature.

Clause 48	Financial covenants currently in effect for the Company must obligatorily be mentioned in the Company’s policy on dividends and indebtedness, to be approved by the General Meeting of Stockholders.

Clause 49	Policies complementary to these by-laws, required by the applicable legislation, shall be approved by the Board of Directors upon proposal by the Executive Board.

Clause 50	Upon being sworn in, and annually, management, members of the Audit Board and members of the Audit Committee, including the representatives of employees and minorities, must take part in specific trainings made available by the Company on the following subjects:

a)	corporate law and the capital markets;
b)	disclosure of information;
c)	internal controls;
d)	code of conduct;
e)	Federal Law 12846 of August 1, 2013;
f)	tenders and contracts;
g)	other subjects related to the Company’s activities.

§1	Those who have not participated in annual training made available by the Company in the last two years are prohibited from being re-appointed to their positions.

Clause 51	For the purposes of the provisions of Article 17, §2, IV and Article 22, §1, V of Law 13303/2016 and Article 26, IX of State Decree 47154 of February 20, 2017, contracting of Cemig or its wholly-owned subsidiaries for activities carried out under natural monopoly, in the role of consumer, are not considered to be activities preventing appointment as managers, nor as independent managers.

CHAPTER XI

Transitory provisions

Clause 52	The rules relating to the members of the Board of Directors, the Executive Board, the Audit Board and the Audit Committee specified in the by-laws shall be applied as from the first periods of office beginning after the change in these by-laws, reflecting the adaptation specified by Law 13303/2016 and State Law 47154/2017.

§1	Exceptionally, the first period of office of the members of the Board of Directors, the Executive Board and the Audit Board shall begin with the election held immediately after the approval of these by-laws, ending at the Annual General meeting of 2020.

§2	The inter-regnum period between the Annual General Meeting held on April 30, 2018 and the election immediately after the approval of these by-laws shall not be considered as a new period of office for the purposes of Clause 13, §2, Clause 19 and Clause 32 of these by-laws.

Clause 53	Until the representative of the employees on the Board of Directors is chosen in accordance with sub-clause ‘c’ of §3 and §4 of Clause 13 of these by-laws, an employee who complies with these specific requirements shall be designated as substitute member, and the unions representing the various groups of employees shall be advised of the designation.

Clause 54	The internal processes, organizational structure, names and terms used in the Company on the date of approval of these by-laws shall remain operative until the Board of Directors lays down the specific new arrangements.

Clause 55	Any cases of omission in these by-laws shall be resolved by the General Meeting of Stockholders, subject to the applicable legislation.

II.	Orientation, of the representatives of Cemig at the Extraordinary General Meetings of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., to vote in favor of the change to the by-laws and election of the members of the Board of Directors and Audit Board.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

(b)	Belo Horizonte, May 8, 2018

Adézio de Almeida Lima Marco Antônio Soares da Cunha Castello Branco Bernardo Afonso Salomão de Alvarenga Daniel Alves Ferreira José Pais Rangel	Luiz Guilherme Piva Marcelo Gasparino da Silva Marco Aurélio Crocco Afonso Patrícia Gracindo Marques de Assis Bentes

INDEX OF APPENDICES

Appendix 1 –	Report detailing the origin and justification of the proposed alterations and analyzing their legal and economic effects.
Appendix 2 –

Election of the Board of Directors to a new period of office, if the change in the by-laws is approved: Information on candidates for election to the Board of Directors as per Items 12.5 to 12.10 of the Reference Form.

Appendix 3 –

Election of the Audit Board, for a new period of office, if the change in the by-laws is approved: Information on candidates for election to the Audit Board as per Items 12.5 to 12.10 of the Reference Form.

APPENDIX 1

II – Report detailing the origin and justification of the proposed alterations and analyzing their legal and economic effects

Changes to the by-laws:

Justifications:

a)	On June 30, 2016 Federal Law 13303 came into force, with provisions on the legal form of by-laws of a publicly-owned company, a mixed-economy company and its subsidiaries, at the federal, state and federal district, and municipal levels. The law on State Companies, as it is known, regulated Article 173 §1 of the Constitution of 1988, covering subjects such as governance, corporate organization, control, bids/tenders and contracts, applicable to state-controlled companies;

b)	The State Companies Law establishes a series of corporate governance and transparency mechanisms to be obeyed by the state-controlled companies, with the rules for publication of information, risk management practices, codes of conduct, forms of oversight by the State and by society, constitution and functioning of the Boards, and minimum requirements for appointment of managers;

c)	The State Companies Law orders the companies to which it applies to adapt their by-laws, to comply with good corporate governance practices, ranging from criteria for financial performance to social and environmental responsibility.

d)	The strong point of the State Companies Law has been to give detailed rules on oversight and control with a view to greater transparency in corporate governance, avoiding conflicts of interests and enabling timely control of the State company when there are strategic decisions to be made.

e)	Minas Gerais State Decree 47154, which came into force on February 20, 2017, governs the legal by-laws of a public company, a mixed-economy company and their subsidiaries, at the level of Minas Gerais State, in the terms of Federal Law 13303/2016.

f)	This State Decree regulated the State Companies Law, covering the provisions contained in it so as to adapt to the context of the Minas Gerais state companies, and for this reason its provisions must obligatorily be obeyed by Cemig.

g)	The new rules are to be applied after the revision of the by-laws, within a maximum of 24 months – this period expires on June 30, 2018. The transition period was granted to enable the state companies to review their internal rules and corporate management procedures.

h)	As a result of Law 13303/2016 and State Decree 47154/2017, Cemig has to make the necessary adaptation to the by-laws to comply with the said legislation.

i)	The proposed drafting not only results in the by-laws complying with the legislation, but also improves the provisions of the by-laws.

Economic impacts:

a)	The reduction in the number of members of the Board of Directors from 15 (fifteen) and their corresponding substitute members, to 9 (nine) sitting members and their corresponding substitutes, reduces the amount spent on fees and other expenses in relation to six members of the Board of Directors;

b)	There is institution of fees and other resulting expenses in relation to the three members of the Audit Committee.

Legal effects:

a)	Adaptation to Federal Law 13303/2016, and to State Decree 47154/2017

APPENDIX 2

Details of candidates for membership of the

Board of Directors

and the

Audit Board

Candidates for the Board of Directors

12.6.	Information about the Board Member:

Name:     Adézio de Almeida Lima

Date of birth:    May 15, 1955

Profession:     Economist

CPF:     411.419.546-72

Position proposed:    Sitting member

Date of election:    June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:

Number of consecutive periods of office:    0

12.7.	Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8.	Please supply:

a.	Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Companhia Energética de Minas Gerais – Cemig: Chief Finance and Investor Relations Officer

Member of the Board of Directors of Fras-Le S.A.

Minas Gerais Development Bank (BDMG) – Member of the Board of Directors and Coordinator of the Audit Committee

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes    – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes    – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes    – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

☒ No

☐ Yes    – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes    – If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	With the State of Minas Gerais and/or AGC Energia S.A. (company of the Andrade Gutierrez Group);

☐ No

☒ Yes    – If yes, describe the relationship:

Minas Gerais Development Bank (BDMG) – Member of the Board of Directors and Coordinator of the Audit Committee

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies

12.5.	Information about the Board Member:

Nome:    Agostinho Faria Cardoso

Date of birth:    May. 22, 1959

Profession:    Engineer

CPF:    355.759.566-87

Position proposed:    Substitute member

Date of election:     June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine that status: IBGC.

Number of consecutive periods of office:    1

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

RI Consultoria e Treinamento—RIconsult

Proprietor and Senior Consultant, since 2014;

Companhia Energética de Minas Gerais

General Manager, 2001 to 2013

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Companhia Energética de Minas Gerais

General Manager, 2001 to 2013

c.	Description of any of the following events that have taken place in the last 5 years:

a.	any criminal conviction;

☒ No

☐ Yes    – If yes, describe:

b.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes    – If yes, describe:

c.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes    – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes    – If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes    – If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☐ No

☒ Yes    – If yes, describe the relationship and the company(ies): Consultant for relations for Light

b.	with the State of Minas Gerais;

☒ No

☐ Yes    – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies

12.5.	Information about the Board Member:

Name:    Antônio Carlos de Andrada Tovar

Date of birth:    June 7, 1973

Profession:    Engineer

CPF:    074.171.737-99

Position proposed:    Substitute member

Date of election:    June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:     Assistant to the Executive Board.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:    No

Number of consecutive periods of office:    1

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

The Brazilian Development Bank (BNDES)

Unlisted company

From July 2001 to February 2015

Summary description: Before taking over as head of the Department of Alternative Energy Sources in 2010 he was manager of the Transport and Logistics Department and engineer in the Gas and Oil Department. In recent years he has actively taken part in the structuring of financings for numerous infrastructure projects, including wind farms, hydroelectric plants, thermal plants, transmission lines, gas pipelines, navigation, ports, railroads and highways.

The BNDES is a federal public company, currently linked to the Trade and Industry Ministry (MDIC). Today it is the principal instrument of long-term financing for investment in all segments of the economy, in a policy that includes the social, regional and environmental dimensions.

Since its foundation in 1952 the BNDES has made an outstanding contribution with its support for farming, industry, commerce and services, offering special terms for micro-, small and medium-sized companies. It also has put in place lines of social investment, directed toward education and health, family farming, water and sewerage services, and urban transport.

The BNDES has three wholly-owned subsidiaries: FINAME, BNDESPAR and BNDES PLC. Together they constitiute ‘the BNDES System’.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Substitute member of the Board of Directors of Companhia Energética de Minas Gerais—Cemig since May 2017.

Member of the Board of Directors of Energia Paulista S.A.—2003 and 2004

Member of the Audit Board of AES Tietê S.A. for the year 2005.

Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’). 2016-2017

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes    – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes    – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes    – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)	Any other manager/s of Cemig:

☒ No

☐ Yes    – If yes, describe the relationship:

b)	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the controlled company:

c)	Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes    – If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☐ No

☒ Yes    – If yes, describe the relationship and the company/ies: Cemig – Adviser to the CEO;

b.	With the State of Minas Gerais;

☒ No

☐ Yes    – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies

12.5.	Information about the Board Member:

Nome:    Bernardo Afonso Salomão de Alvarenga

Date of birth:    December 23, 1951

Profession:    Electrical engineer

CPF:    154.691.316-53

Elected office:    Sitting member of Board of Directors

Date of election:    June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    CEO.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:    No

Number of consecutive periods of office:    1

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Ponta Energia Consultores Associados Ltda.

Managing partner – August 2013 to December 2016

Usiminas – Director, Electricity – May 2011 to November 2012

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Engineer in Operational Sales Division – 1980–85

Advisory Engineer, Operational Sales Department, 1985–90;

Advisory Engineer, Pre-operational Sales Department, 1990–92;

Advisory Engineer, Transmission Consumers Sales General Management Unit, 1993–5

Manager, Operational Sales Department, Large Clients – 1995–8;

General Manager, Large Client Sales – 1998–2001;

General Manager, Commercial Relations with Corporate Clients – 2001–5;

Advisor to the Chief Distribution and Sales Officer’s Department – Oct.–Dec., 2005;

Adviser to the Chief Finance and Investor Relations Officer’s Department, Jan.–Feb., 2006;

General Manager, Wholesale Sales and Trading – March 2006 – April 2007;

Chief Trading Officer of Cemig, Cemig D and Cemig GT – April 2007 – January 2011;

CEO of Cemig, Cemig D and Cemig GT, December to date;

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes    – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes    – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes    – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No

☐ Yes    – If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes    – If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	With the State of Minas Gerais;

☒ No

☐ Yes    – If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☐ No

☒ Yes    – If yes, describe the relationship and the company/ies:

Ponta Energia Consultores Associados Ltda.    – Managing Partner

12.5. Information about the Board Member:

Name:    Cristian Regis Duarte Silva

Date of birth:    April 30, 1971

Profession:    Media Communication

CPF:    583432616-15

Position proposed:    Substitute member

Date of election:    June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:

Number of consecutive periods of office: 0

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company and its sector of activity;

•	Position;

•	Whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

•	Cristian Regis has a degree in Communication with specialization in Public Relations from UNI-BH and Executive MBA in Management from FGV.

•	Real estate consultant since 2017.

•	Tervit Serviços Ltda.

Sales Manager / Executive Manager, from 2006 to 2016.

ii.	State all the administrative positions that the candidate occupies in other companies or organizations of the third sector.

b)    Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes    – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes    – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes    – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:
a.	Manager/s of Cemig:

☒ No

☐ Yes    – If yes, describe the relationship:

b.	(i) managers of the Issuer or (ii) managers of direct or indirect subsidiaries of the Issuer

☒ No

☐ Yes    – If yes, describe the relationship:

c.	(i) managers of the Issuer or of its direct or indirect subsidiaries or (ii) direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes    – If yes, describe:

d.	(i) managers of the Issuer and (ii) managers of direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes    – If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Direct or indirect subsidiary/ies of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	Direct or indirect controlling stockholder of the Issuer

☒ No

☐ Yes    – If yes, describe the relationship:

c.	if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies

12.5. Information about the Board Member:

Name:    José Maria Rabelo

Date of birth:    August 3, 1955

Profession:    Lawyer

CPF:    232814566-34

Position proposed:    Substitute member

Date of election:    June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:

Number of consecutive perniods of office: 0

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company and its sector of activity;

•	Position;

•	Whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

•	Companhia Energética de Minas Gerais—Cemig – Chief Business Development Officer (october 2017 to March 2018);

•	Chief Executive Officer of the National Authority for Supplementary Pension Plans (Superintendência Nacional de Previdência Complementar)—PREVIC—March 2011 to June 2014.

ii.	State all the administrative positions that the candidate occupies in other companies or organizations of the third sector.

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes    – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes    – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes    – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:
e.	Manager/s of Cemig:

☒ No

☐ Yes    – If yes, describe the relationship:

a.	(i) managers of the Issuer or (ii) managers of direct or indirect subsidiaries of the Issuer

☒ No

☐ Yes    – If yes, describe the relationship:

b.	(i) managers of the Issuer or of its direct or indirect subsidiaries or (ii) direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes    – If yes, describe:

c.	(i) managers of the Issuer or (ii) managers of direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes    – If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Direct or indirect subsidiary/ies of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital

☐ No

☒ Yes    – If yes, describe the relationship and the company/ies:

Companhia Energética de Minas Gerais—Cemig – Chief Business Development Officer (October 2017 to March 2018);

b.	Direct or indirect controlling stockholder of the Issuer

☒ No

☐ Yes    – If yes, describe the relationship:

c.	if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

12.5.	Information about the Board Member:

Name:     Luiz Guilherme Piva

Date of birth:     June 2, 1962

Profession:     Economist

CPF:     454.442.936-68

Position proposed:     Sitting member

Date of election:      June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:DJSI

Number of consecutive periods of office: 2

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

LCA Consultores

•	Chief Investment and Corporate Finance Officer – 2007 to 2012.

Angra Partners

•	Chief Investment Officer – 2012–2013

Itatiaia Móveis

•	CEO – Managing Director—industrial company with 2,000 employees and annual sales revenue of R$ 800 million – 2013–2014.

Director of Minas Gerais Development Bank (BDMG).

•	Responsible for Structured Operations, Capital Markets Product Development; and, currently, Internal Controls.

•	Adviser to the CEO for Structured Operations and Capital Markets – 2014–15; Coordinator of Private Equity projects and funds, FIDCs and PPPs.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes    – If yes, describe:

ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes    – If yes, describe:

iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes    – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No

☐ Yes    – If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes    – If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	with the State of Minas Gerais;

☐ No

☒ Yes – If yes, describe the relationship:

Director of Minas Gerais Development Bank (BDMG).

Adviser to the office of the CEO of BDMG.

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

12.5. Information about the Board Member:

Name:     Marco Aurélio Crocco Afonso

Date of birth:     June 29, 1961

Profession:     Economist

CPF:     382386166-20

Position proposed:     Sitting member

Date of election:     June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:

Number of consecutive periods of office: 0

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company and its sector of activity;

•	Position;

•	Whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

•	Marco Crocco has a degree in economics from Universidade Federal de Minas Gerais, master’s degree in industrial economics and technology from UFRJ, and PhD in economics from the University of London, with post-doctorate studies at the University of Cambridge, UK, and Paris-Dauphine (Paris IX), France.

•	Professor of Economics at UFMG, Level 1 Researcher at the National Science and Technology Development Council (Conselho Nacional de Desenvolvimento Cientifico e Tecnológico, CNPq). He is a specialist in monetary economics and regional development. He has published 39 scientific articles in Brazilian and international publications, edited 4 books and published 32 book chapters. His research has been concentrated in aspects of economic and regional development, with a strong emphasis on industrial policy and innovation. In the last ten years he has specialized in studies on the relationship between the financial system and regional development, in its innumerable dimensions, such as: regional impacts of monetary policy; bank management and regional development; financialization and territory; microcredit; and financial inclusion and education.

•	In his academic career he has held several administrative positions in the Federal University of Minas Gerais. He was the Head of the Economics Department, coordinator of postgraduation in economics, and vice-rector of the Economics Faculty. From 2010 to 2014 he was CEO of the Research Development Foundation (Fundep) of UFMG. During his tenure Fundep began to support projects of institutions outside UFMG, such as the Brazilian Space Agency, the National Nuclear Energy Commission, INEP, ITA and others. In 2012 he became president of Confies, the National Support Council for Higher Education and Science and Technology Research Institutions (Conselho Nacional das Fundações de Apoio às Instituições de Ensino Superior e de Pesquisa Científica e Tecnológica). In this period he negotiated directly with MEC and MCTI (Brazil’s Education and Trade Ministries), and their new regime of Differentiated Procurement.

•	Also during his tenure at Fundep he structured the UFMG Spinoffs Support Program, by creating the commercial holding company Fundep Participações S.A., which invests in companies that are born from the technology base of UFMG, thus also strengthening the relationship between the university and companies.

•	he is currently CEO of Banco de Desenvolvimento de Minas Gerais S.A. (BDMG), Vice-president of the Brazilian Development Association (ABDE), Chair of the Board of Directors of Parque Tecnológico de Minas Gerais (BH-TEC) and the Board of Indi, the Minas Gerais Development Institute/ and a member of the Boards of: Finep (Financiadora de Estudos e Projetos), do SEBRAE-MG and the Brazil Green Finance Council.

•	He is a coordinator of international research networks, and patron of the Regional Studies Association (RSA) – Latin America Division.

ii.	State all the administrative positions that the candidate occupies in other companies or organizations of the third sector.

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes     – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes     – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes     – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Manager/s of Cemig:

☒ No

☐ Yes    – If yes, describe the relationship:

b.	(i) managers of the Issuer or (ii) managers of direct or indirect subsidiaries of the Issuer

☐ No

☒ Yes    – If yes, describe the relationship and the subsidiary: Axxiom Soluções Tecnologicas S.A. – stable union

c.	(i) managers of the Issuer or of its direct or indirect subsidiaries or (ii) direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes     – If yes, describe:

d.	(i) managers of the Issuer or (ii) managers of direct or indirect controlling stockholders of the Issuer

☒ No.

☐ Yes     – If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Direct or indirect subsidiary/ies of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	Direct or indirect controlling stockholder of the Issuer

☒ No

☐ Yes    – If yes, describe the relationship:

c.	if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies

12.5.	Information about the Board Member:

Name:     Marco Antonio Soares da Cunha Castello Branco

Date of birth:     August 19, 1960

Profession:     Metallurgical engineer

CPF:     371.150.576-72

Date of birth:     August 19, 1960

Position proposed:     Sitting member

Date of election:     June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:                DJSI

Number of consecutive periods of office: 2

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Usinas Siderurgicas de Minas Gerais S. A. (Usiminas)

•	CEO – 2008 to 2010.

HYDAC Tecnologia do Brasil Ltda.

•	Member of the Advisory Board – since 2010.

Companhia de Saneamento de Minas Gerais – Copasa

•	Member of the Board of Directors – since 2015.

Helicópteros do Brasil S.A. – Helibras

•	Member of the Board of Directors – since 2015.

Companhia de Desenvolvimento Econômico de Minas Gerais (Codemig)

•	Chief Executive Officer – since 2015

•	Member of the Board of Directors – since 2015.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Usinas Siderurgicas de Minas Gerais S. A. – CEO

Ternium S. A. – Member of the Board of Directors

Vallourec S.A. – Statutory Director

Vallourec S.A. (Boulogne-Billancourt, France) – Member of the Executive Committee

V&M France S.A.S. (Boulogne-Billancourt, France) – CEO

V&M Deutschland (Düsseldorf, Germany) – CEO

V&M do Brasil S.A. (Belo Horizonte, Brasil) – Chair of the Board of Directors

V&M Corporation (Houston/USA) – Member of the Board of Directors

Hüttenwerk Krupp Mannesmann (Düisburg, Germany) – Member of the Board of Directors

Vallourec & Mannesmann do Brasil – CEO and Chair of the Board of Directors

Mannesmann S. A. – Chief Trading Officer

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes     – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes     – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes     – If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes    – If yes, describe the relationship:

b. Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☐ No

☒ Yes    – If yes, describe the relationship and the subsidiary: Sister of Eliana Soares da Cunha Castelo Branco, Chief Financial Officer of Companhia de Gás de Minas Gerais—Gasmig.

c.	Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes     – If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	with the State of Minas Gerais;

☐ No

☒ Yes – If yes, describe the relationship: Usinas Siderurgicas de Minas Gerais S. A. – CEO

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies

12.5.	Information about the Board Member:

Name:     Nelson José Hubner Moreira

Date of birth:     March 16, 1954

Profession:     Electrical engineer

CPF:     443.875.207-87

Position proposed:     Substitute member

Date of election:     June 11, 2018

Date of taking office:        June 11, 2018

Period of Office:        Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence: DJSI

Number of consecutive periods of office: 2

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Aneel (Brazilian Electricity Agency; the Brazilian Electricity Regulator).

•	Director-General – 2009 to 2013.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Light S.A.

•	Board of Directors: February 2015 to date.

CEB – Companhia Energética de Brasília

•	Board of Directors: June 2014 to January 2015

Eletrobras

•	Board of Directors: September 2005 to February 2008.

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes     - If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes    - If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes     – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes     - If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	with the State of Minas Gerais;

☒ No

☐ Yes    - If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies

BOARD OF DIRECTORS
SITTING MEMBERS	SUBSTITUTE MEMBERS
Adézio de Almeida Lima – Chair (for majority stockholder)	José Maria Rabelo (for majority stockholder)
Marco Antônio Soares da Cunha Castello Branco (for majority stockholder)	Antônio Carlos de Andrada Tovar (for majority stockholder)
Bernardo Afonso Salomão de Alvarenga (for majority stockholder)	Agostinho Faria Cardoso (for majority stockholder)
Luiz Guilherme Piva (for majority stockholder)	Cristian Regis Duarte Silva (for majority stockholder)
Marco Aurélio Crocco Afonso (for majority stockholder)	Nelson José Hubner Moreira (for majority stockholder)

Candidates for Audit Board

12.5.	Information about the Member of the Audit Board:

Name:     Ricardo Wagner Righi de Toledo

Date of birth:     September 1, 1957

Profession:     Company manager

CPF:     299.492.466-87

Position proposed:     Sitting member

Date of election:     June 11, 2018

Date of taking office:        June 11, 2018

Period of Office:        Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine that status: IBGC and DJSI.

Number of consecutive periods of office: 0

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Companhia de Desenvolvimento Econômico de Minas Gerais (Codemig)

•	Director – 2015 to date

Innovare Consultoria Ltda. – Economist

•	Independent Consultant – 2012 to 2014

Usiminas S.A.

•	Chief Officer for Strategic Planning, M&A and Strategic Alliances – 2008 to 2012

Banco Bonsucesso S.A.

•	Deputy CEO – 2005 to 2008

Banco Simples S.A.

•	CEO – 2002–2005

Banco Itaú-Banestado S.A.

•	Director – 2000 to 2002.

Banco Itaú S.A.

•	General Manager, 1997–2002.

BEMGE (Bank of the State of Minas Gerais)

•	General Manager, 1980–1997.

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Vodafone Brasil S.A. – Member of the Board of Directors

IAS – Indústria Aeronautica e Serviços S.A. – Member of the Board of Directors

Usiminas S.A. – Director

Banco Bonsucesso S.A. – Deputy CEO

Banco Simples S.A. – Chief Executive

Banco Itaú-Banestado S.A. – Director

Banco Itaú S.A. – General Manager

Banco Benge S.A. – General Manager

Mineração Usiminas S.A. – Member of the Board of Directors

Soluções Usiminas S.A. – Member of the Board of Directors

b.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No.

☐ Yes     - If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes    - If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes     – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes     - If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes     – If yes, describe the relationship and the company/ies:

b.	with the State of Minas Gerais;

☒ No

☐ Yes    - If yes, describe the relationship:

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☐ No

☒ Yes— If yes, describe the relationship and the company(ies): Usiminas is a corporate client of Cemig

12.5.	Information about the Member of the Audit Board:

Name:     Geber Soares de Oliveira

Date of birth:     August 16, 1962

Profession:     Accountant

CPF:     373.022.806-49

Position proposed:     Sitting member

Date of election:     June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine that status: IBGC and DJSI.

Number of consecutive periods of office: 0

i.	Principal professional experience in the last 5 years, indicating:

•	name of company;

•	positions and functions inherent to the position;

•	principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of the same economic group as (i) the Company, or (ii) any of its partners directly or indirectly holding 5% or more of any of the classes or types of shares in the Company.

Minas Gerais State Department of Finance

General Manager of the Central Financial Management Unit

Activities: Planning, coordination and control of the activities related to financial administration and management of the state’s financial resources; preparation and management of the cash flow of the State’s Treasury; and management of the available cash position of the State of Minas Gerais.

SICOOB COOPSEF

Member of the Board of Directors

ii.	Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.n

a.	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes     – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes     – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes     – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Any other manager/s of Cemig:

☒ No.

☐ Yes    – If yes, describe the relationship:

b.	Any manager/s of any company/ies directly or indirectly controlled by Cemig:

☒ No

☐ Yes     – If yes, describe the relationship and the controlled company:

c.	Any administrator/s of the State of Minas Gerais:

☒ No

☐ Yes     – If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Any company directly or indirectly controlled by Cemig:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	with the State of Minas Gerais;

☐ No

☒ Yes — If yes, describe the relationship: Full-time government employee in the Finance Department of Minas Gerais State

c.	– and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

12.5. Information on the member of the Audit Board:

Name:     Alcione Maria Martins Comonian

Date of birth:     March 21, 1963

Profession:     Teacher

CPF:     326.112.426-15

Position proposed:     Sitting member

Date of election:     June 11, 2018

Date of taking office:        June 11, 2018

Period of Office:        Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:

Number of consecutive periods of office: 0

Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company and its sector of activity;

•	Position;

•	Whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

2015 – Assistant General Secretary to the Government of the State of Minas Gerais

Member of the Board of Prodemge, and MGS;

Member of the Board of Metrominas.

2013 – Manager and administrator of the company MOP.

2009 / 2012 – Cabinet office chief, Prodabel

ii.	State all the administrative positions that the candidate occupies in other companies or organizations of the third sector.

c)	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes     – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes     – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes     - If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Manager/s of Cemig:

☒ No

☐ Yes    – If yes, describe the relationship:

b.	(i) managers of the Issuer or (ii) managers of direct or indirect subsidiaries of the Issuer

☒ No

☐ Yes     – If yes, describe the relationship and the controlled company:

c.	(i) managers of the Issuer or of its direct or indirect subsidiaries or (ii) direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes     – If yes, describe:

d.	(i) managers of the Issuer and (ii) managers of direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes     - If yes, describe:

12.10. State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Direct or indirect subsidiary/ies of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital

☐ No

☒ Yes    – If yes, describe the relationship and the company/ies:

CODEMIG

b.	Direct or indirect controlling stockholder of the Issuer

☒ No

☐ Yes    – If yes, describe the relationship:

c.	if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these

☐ No

☒ Yes    – If yes, describe the relationship and the company/ies:

Deputy General Secretary

12.5. Information about the Member of the Audit Board:

Name:     Jacques de Oliveira Pena

Date of birth:     May 3, 1955

Profession:     Historian

CPF:     314527876-20

Position proposed:     Substitute member

Date of election:     June 11, 2018

Date of taking office:    June 11, 2018

Period of Office:    Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:

Number of consecutive periods of office:      0

Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company and its sector of activity;

•	Position;

•	Whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

Brazilian Mail Service (Empresa Brasileira de Correios e Telégrafos),

Position: Advisor – August 2015 to July 2016

Banco Regional de Brasília – BRB

Position: CEO—February 2012 to Jan. 2013

Economic Development Department of the Federal District,

Position: Secretary for Development – March 2011 to Nov. 2011

Office of the Governor of the Federal District

Position: Secretary of the Government – Jan. 2011 to Mar. 2011

ii.	State all the administrative positions that the candidate occupies in other companies or organizations of the third sector.

d)	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes     – If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes     – If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes     – If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Manager/s of Cemig:

☒ No

☐ Yes    – If yes, describe the relationship:

b.	(i) managers of the Issuer or (ii) managers of direct or indirect subsidiaries of the Issuer

☒ No

☐ Yes     – If yes, describe the relationship and the controlled company:

c.	(i) managers of the Issuer or of its direct or indirect subsidiaries or (ii) direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes     – If yes, describe:

d.	(i) managers of the Issuer and (ii) managers of direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes     – If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Direct or indirect subsidiary/ies of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	Direct or indirect controlling stockholder of the Issuer

☒ No

☐ Yes    – If yes, describe the relationship:

c.	if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

12.5.	Information about the Member of the Audit Board:

Name:     Gilson Martins dos Santos

Date of birth:    October 5, 1956

Profession:     Company Manager

CPF:     197395836-87

Position proposed:     Substitute member

Date of election:     June 11, 2018

Date of taking office:        June 11, 2018

Period of Office:        Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:

Number of consecutive periods of office:      0

Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company and its sector of activity;

•	Position;

•	Whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

State Government Employee in the Tax Authority at the Betim Office,

currently at the Contagem Tax Office, as Auditor Fiscal of the State Tax Authority, since 2005.

ii.	State all the administrative positions that the candidate occupies in other companies or organizations of the third sector.

e)	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes     - If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Manager/s of Cemig:

☒ No

☐ Yes                —If yes, describe the relationship:

b.	(i) managers of the Issuer or (ii) managers of direct or indirect subsidiaries of the Issuer

☒ No

☐ Yes                – If yes, describe the relationship and the controlled company:

c.	(i) managers of the Issuer or of its direct or indirect subsidiaries or (ii) direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes                —If yes, describe:

d.	(i) managers of the Issuer and (ii) managers of direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes                —If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Direct or indirect subsidiary/ies of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital

☒ No

☐ Yes                – If yes, describe the relationship and the company/ies:

b.	Direct or indirect controlling stockholder of the Issuer

☒ No

☐ Yes                —If yes, describe the relationship:

c.	if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these

☒ No

☐ Yes                – If yes, describe the relationship and the company/ies

12.5.	Information on the member of the Audit Board:

Name:     Maurício Alves Torga

Date of birth:      Sep. 25, 1949

Professional:     Accountant

CPF:     114493066-91

Position proposed:     Substitute member

Date of election:     June 11, 2018

Date of taking office:        June 11, 2018

Period of Office:        Until the Annual General Meeting to be held in 2020.

Other positions or functions held or exercised in the Company:    None.

Whether was elected by the controlling stockholder or not:    Yes.

State whether the candidate will be an independent board member: If yes, state the criterion used by the issuer to determine independence:

Number of consecutive periods of office:      0

Summary CV, containing:

i.	Principal professional experience in the last 5 years, indicating:

•	Name of company and its sector of activity;

•	Position;

•	Whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class or type of security of the Issuer.

Assistant Chief Accountant at Belo Horizonte City Hall, June 2010 to May 2011.

ii.	State all the administrative positions that the candidate occupies in other companies or organizations of the third sector.

f)	Description of any of the following events that have taken place in the last 5 years:

i.	any criminal conviction;

☒ No

☐ Yes     - If yes, describe:

ii.	any guilty judgment in an administrative proceeding of the CVM, and penalties applied:

☒ No

☐ Yes     - If yes, describe:

iii.	any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒ No

☐ Yes     - If yes, describe:

12.9.	State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a.	Manager/s of Cemig:

☒ No

☐ Yes    - If yes, describe the relationship:

b.	(i) managers of the Issuer or (ii) managers of direct or indirect subsidiaries of the Issuer

☒ No

☐ Yes     – If yes, describe the relationship and the controlled company

c.	(i) managers of the Issuer or of its direct or indirect subsidiaries or (ii) direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes     - If yes, describe:

d.	(i) managers of the Issuer and (ii) managers of direct or indirect controlling stockholders of the Issuer

☒ No

☐ Yes     - If yes, describe:

12.10.	State whether, in 2015, 2016 and/or 2017 the candidate had any relationship of subordination with:

a.	Direct or indirect subsidiary/ies of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital

☒ No

☐ Yes    – If yes, describe the relationship and the company/ies:

b.	Direct or indirect controlling stockholder of the Issuer

☒ No

☐ Yes    - If yes, describe the relationship:

c.	if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these

☒ No

☐ Yes                – If yes, describe the relationship and the company/ies

AUDIT BOARD
SITTING MEMBERS	SUBSTITUTE MEMBERS
Ricardo Wagner Righi de Toledo – Chair (for majority stockholder)	Jacques de Oliveira Pena (for majority stockholder)
Geber Soares de Oliveira (for majority stockholder)	Gilson Martins dos Santos (for majority stockholder)
Alcione Maria Martins Comonian (for majority stockholder)	Maurício Alves Torga (for majority stockholder)

REMOTE VOTING FORM FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON JUNE 11, 2018

Information updated on: May 10, 2018

REMOTE VOTING FORM

EGM    –    CIA. ENERGÉTICA DE MINAS GERAIS – CEMIG    –    June 11, 2018

Name of Stockholder
Stockholder’s federal tax number (Legal entity = ‘CNPJ’; Individual = ‘CPF’)
Email address

Orientations on filling in the form

This remote voting form refers to the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais – Cemig to be held on June 11, 2018 at 11 a.m., and should be filled in if the stockholder opts to exercise the right to vote remotely, under Article 121, §1, of Law 6404/1976 and CVM Instruction 481/2009.

It is an absolute requirement that any stockholder who opts to exercise their right to remote voting must fill in all the fields contained in this document.

For this Voting Form to be considered valid and the votes cast in it to be counted, the stockholder (or the stockholder’s legal representative, as the case may be) must initial every page and signed it on the last page.

The deadline for delivery of this Voting Form directly to the Company or through a service provider (as per Article 21-B of CVM Instruction 481) is up to seven days before the Meeting is held.

Orientations on delivery – indicating the options of: (i) sending directly to the company; or (ii) sending instructions on filling the form to the mandated bank or to the custodian:

Any stockholder who wishes to do so may opt to exercise their right to vote through the remote voting system, under CVM Instruction 481/2009, sending the corresponding distance voting form through their respective custody agent, or bookkeeping bank, or directly to the Company.

Postal address and email address for sending of the remote voting form, if the stockholder wishes to deliver the document directly to the company:

A stockholder opting to exercise the right to vote by sending the Voting Form directly to the Company should send the following items to:    Superintendência de Relações com Investidores,

Avenida Barbacena, 1219 – Santo Agostinho

30190-131 Belo Horizonte,

Minas Gerais, Brazil

(i) hard copy (paper) version of this form, duly filled in, signed and with all pages initialed;

(ii)  authenticated copies of the following documents:

(a)   for private individuals:

•  valid identity document with photo, and number of CPF [personal tax number];

•  when holding a power of attorney (which must have been issued less than a year from the date of the Stockholders’ Meeting in question), send the power of attorney with authenticated signature and identity document of the holder of the power of attorney.

(b)   for legal entities:

•  latest consolidated Articles of Association, and corporate documents proving legal representation of the stockholder;

•  CNPJ (the entity’s document proving corporate federal tax registration and number); and

•  identity document with photo of the legal representative.

(c)   for investment funds:

•  latest consolidated regulations of the fund, with CNPJ document;

•  Articles of Association of the Fund’s administrator or manager (whichever is specified in the fund’s voting policy), and corporate documents proving the powers of representation; and

•  identity document with photo of the legal representative.

The document acknowledging physical receipt by the Company of the form and of the other documents of proof must be dated at least seven days before the date of the General Meeting.

Institution contracted by the company to provide the service of securities bookkeeping, with name, physical and email address, telephone and name of contact person:

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3[o] andar, São Paulo, SP

Tel.:    +55 (11) 3003-9285    (for calls from state capital cities and metropolitan regions)

Tel.:    +55 (11) 800 720 9285    (for calls from other locations)

Lines open 9 a.m. to 6 p.m. on business days

Email: atendimentoescrituração@itau-unibanco.com.br

REMOTE VOTING FORM

EGM    –    CIA. ENERGÉTICA DE MINAS GERAIS – CEMIG    –    June 11, 2018

Decisions / Issues related to the AGM

Simple decision

1. Changes to the by-laws, in compliance with Law 13303/2016 and Minas Gerais State Decree 47154/2017 and for enhancement of provisions of the by-laws.

[    ] Approve            [    ] Reject            [    ] Abstain

Simple decision

2. Adjustment to the Annual Global Allocation for compensation of the Managers, members of the Audit Board and members of the audit Committee, if the change to the bylaws is approved.

[    ] Approve            [    ] Reject            [    ] Abstain

Simple decision 3. Setting of the remuneration of the Managers and the members of the Audit Committee, if the change to the by-laws is approved. [ ] Approve [ ] Reject [ ] Abstain

Simple decision

4. Orientation to the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. to vote on the change to the by-laws and the resulting re-composition of the Board of Directors and the Audit Board, if change is made in the by-laws and the composition of the Board of Directors and Audit Board of the sole stockholder, Cemig.

[    ] Approve            [    ] Reject            [    ] Abstain

Election of the board of directors by candidate – multiple voting only

5. Orientation to the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to vote on the change to the by-laws and the resulting re-composition of the Board of Directors and the Audit Board, if change is made in the by-laws and the composition of the Board of Directors and the Audit Board of the sole stockholder, Cemig.

[    ] Yes            [    ] No            [    ] Abstain

(c)   Single issue question

6. Do you want to request adoption of the multiple vote procedure for election of the Board of Directors, in the terms of Article 141 of Law 6404/76?

[    ] Yes            [    ] No            [    ] Abstain

(d)   Single issue question

7. Do you want to request separate election to the Board of Directors by minority holders of voting shares, in the terms of Article 141, §4, I, of Law 6404/76?

[    ] Yes            [    ] No            [    ] Abstain

(e)   Single issue question

8. If it is found that neither the holders of voting shares, nor holders of preferred shares with no right to vote or with restricted vote constitute, respectively, the quorum required by Sub-items I and II of Article 141 of Law 6404/76, do you wish to aggregate your vote to the votes of the preferred shares so as to elect to the Board of Directors the candidate with the largest number of votes among those who are on this Voting Form and are running for election on the separate basis?

[    ] Yes            [    ] No            [    ] Abstain

REMOTE VOTING FORM

EGM    –    CIA. ENERGÉTICA DE MINAS GERAIS – CEMIG    –    June 11, 2018

Election of the Audit Board, by candidate – Seats limited to a total of 5

9. Nomination of candidates to the Board of Directors (the stockholder may indicate as many candidates as the number of vacancies to be filled in the election)

For sitting member – majority stockholder group	– and for substitute member (majority)
Adézio de Almeida Lima	José Maria Rabelo
(f) [ ] Approve [ ] Reject [ ] Abstain
Marco Antonio Soares da Cunha Castello Branco	Antônio Carlos de Andrada Tovar
[ ] Approve [ ] Reject [ ] Abstain
Bernardo Afonso Salomão de Alvarenga	Agostinho Faria Cardoso
[ ] Approve [ ] Reject [ ] Abstain
Luiz Guilherme Piva	Cristian Regis Duarte Silva
[ ] Approve [ ] Reject [ ] Abstain
Marco Aurélio Crocco Afonso	José Hubner Moreira
[ ] Approve [ ] Reject [ ] Abstain

10. In the event of adoption of the process of election by multiple vote, should the votes corresponding to your shares be distributed in equal percentages to the candidates that you have chosen?

[    ] Yes            [    ] No            [    ] Abstain

11. Visual presentation of all the candidates, for indication of the percentage of the votes to be attributed:
For sitting member – majority stockholder group	– and for substitute member (majority)%
Adézio de Almeida Lima	José Maria Rabelo
Marco Antonio Soares da Cunha Castello Branco	Antônio Carlos de Andrada Tovar
Bernardo Afonso Salomão de Alvarenga	Agostinho Faria Cardoso
Luiz Guilherme Piva	Cristian Regis Duarte Silva
Marco Aurélio Crocco Afonso	José Hubner Moreira

(g)   Single issue question

12. If it is found that neither the holders of voting shares, nor holders of preferred shares with no right to vote or with restricted vote constitute, respectively, the quorum required by Sub-items I and II of Article 141 of Law 6404/76, do you wish to aggregate your vote to the votes of the common shares to elect to the Board of Directors the candidate with the largest number of votes among those who are on this Voting Form and are running for election on the separate basis?

[    ] Yes            [    ] No            [    ] Abstain

REMOTE VOTING FORM

EGM    –    CIA. ENERGÉTICA DE MINAS GERAIS – CEMIG    –    June 11, 2018

Election of the Audit Board, by candidate – Seats limited to a total of 3

(h)

(i) 13. Nomination of candidates to the Audit Board (the stockholder may indicate as many candidates as the number of vacancies to be filled in the election)

For sitting member of Audit Board (Majority stockholder group	– and for substitute member
Ricardo Wagner Righi de Toledo	Jacques de Oliveiras Pena
[ ] Approve [ ] Reject [ ] Abstain
Geber Soares de Oliveira	Gilson Martins dos Santos
[ ] Approve [ ] Reject [ ] Abstain
Alcione Maria Martins Comonian	Maurício Alves Torga
[ ] Approve [ ] Reject [ ] Abstain

City:
Date:
Signature:
Name of Stockholder:
Telephone:

MARKET ANNOUNCEMENT DATED MAY 9, 2018 REGARDING THE FILLING OF THE 20-F FORM FOR 2017 WITH THE SEC AND THE CVM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

20-F Form for 2017 filed with SEC and CVM

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public as follows:

Today, May 9, 2018, Cemig has filed its 20-F Form for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (‘SEC’) and the CVM (the Brazilian Securities Commission), in English.

The version of the 2017 20-F Form translated into Portuguese will be filed shortly with the CVM and made available on the Company’s website.

The 2017 20-F Form in English can be accessed on the SEC site (www.sec.gov), or on the Investor Relations site of Cemig (http://ri.cemig.com.br).

Stockholders may receive a printed copy of the report including the financial statements for the business year ended December 31, 2017, free of charge, on request made via our Investor Relations site (http://ri.cemig.com.br), in the section Financial Information – SEC Filings (Informações Financeiras – Relatórios SEC).

For any further information on the 2017 20-F Form, please contact the Investor Relations Department, on +55 31 3506-5024 or by email on ri@cemig.com.br.

Belo Horizonte, May 9, 2018

Maura Galuppo Botelho Martins

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED MAY 10, 2018: RENOVA ENDS NEGOTIATIONS WITH BROOKFIELD

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova ends negotiations with Brookfield

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today (May 10, 2018) Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“	In accordance with CVM Instruction 358/2002 as amended, and with reference to the Material Announcement published on February 27, 2018, Renova Energia S.A. (RNEW11) (‘Renova’) hereby informs its stockholders and the market in general as follows:

Renova has terminated negotiations with Brookfield Energia Renovável (‘BER’) involving sale of assets, since agreement has not been reached on the final terms of the transaction.

Additionally, Renova informs the market that it is working with its controlling stockholders on a New Restructuring Plan to resolve Renova’s capital structure and honor its commitments, and will be informing the market on this as soon as possible.

Renova reiterates its commitment to keeping stockholders and the market in general duly informed in accordance with the applicable legislation.”

Belo Horizonte, May 10, 2018

Maura Galuppo Botelho Martins

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED MAY 11, 2018: REPLY TO CVM INQUIRY LETTER 198/2018/CVM/SEP/GEA-1

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Response to query from CVM

Reply to CVM Inquiry Letter 198/2018/CVM/SEP/GEA-1

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, May 11, 2018.

To Mr. Maurício Fernandes Leonardo Júnior

Investor Relations Director

Companhia Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

30190-131 Belo Horizonte, MG

Fax:    (31) 3506-5026 / Tel:    (31) 3506-5024

E-mail:    ri@cemig.com.br

cc:    emissores@bvmf.com.br

Subject: Request for information on news report

“ Dear Sir,

1.	We refer to the news report published on May 9, 2018 in the medium Estadão Online, in the section Notícias, under the headline “Santo Antônio Hydroelectric Plant declares ‘imminent risk of financial failure’ ”, which contains the following statements:

BRASÍLIA – After consuming investment of R$ 20 billion in its construction on the Madeira River, at Porto Velho (State of Roraima), the Santo Antônio hydroelectric plant, the fifth largest in Brazil, is in a state of financial collapse, with ‘imminent risk of financial failure’ due to debts which it is unable to pay.

The words are those of the company itself – Santo Antônio Energia or Saesa – which holds the concession and comprises the companies Cemig, Saag Investimentos, Odebrecht Energia, Caixa FIP Amazônia and Furnas.

The Estado newspaper has had access to a writ submitted directly by Saesa to the President of the Higher Appeal Court (STJ), Laurita Vaz, on May 3. In this document, Saesa presents a petition for ‘protective suspension’, to enable it to try to negotiate a debt of almost R$ 1 billion being demanded by the Power Trading Exchange (CCEE).

In an alarming tone, the company explains that it was the subject of a demand from CCEE for collection of a debt of R$ 811 million, related to financial guarantees of power purchasing agreements, which are supervised and inspected by the CCEE. The amount is related to the time of non-availability of the plant’s generating rotor units, for a period alleged to have exceeded the time limits specified in contract.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On April 19, after Saesa appealed against the collection demand, CCEE revised the amount to R$ 679 million, and gave a time limit of April 24 for Saesa to pay. Three days later, the CCEE stated that the amount due had been re-defined as R$ 724.8 million.

The company then appealed to the electricity regulator Aneel (Agência Nacional de Energia Elétrica), due to the ‘undeniable risk of financial collapse of Saesa, with an impact on all consumers and on the market’, according to the petition. In response, Aneel gave a deadline of this Wednesday, May 9, for Saesa to present a proposal for payment of the debt and withdraw the legal proceedings on the matter.

The Company applied to the STJ for a further extension of the period. Its stated: ‘As can be seen, SAESA, in a situation of need and imminent risk of financial failure, will be compelled to waive the right that it is defending in the courts, and propose a form of payment by installments’, and highlighted the small amount that in still has in cash. ‘At present SAESA has only R$ 27 million in current account, and most of these funds are already largely committed for service of the debt for which receivables are collateral.’

Saesa further states that by December 31, 2017 it had already reported to the CVM an accumulated loss of R$ 3.7 billion.

Due to this situation, its stockholders are not putting further funds onto the operation. “The stockholders’ capacity for further injections of funds has been exhausted. The initial target for injection of funds was R$$ 4.2 billion, but more than R$$ 9.3 billion has been injected,” the concession holder stated.

As a warning, Saesa states that, if it enters a state of collapse and ceases to honor its obligations, its power sales contracts will be rescinded in only two years, with the additional cost for consumers of the distributors and purchasers of electricity supply estimated at R$ 9.68 billion. Further, it alleges, the penalty payments applying to rescission of these contracts, and losses and damages to the companies that are purchasers of the supply, have been estimated at R$ 16 billion.

2.	We request a statement as to the veracity of this report, and if positive, that you explain the reasons why you believe this does not constitute a Material Event, and comment on any other information considered to be important on the subject.

3.	We also remind you of the obligation in §1 of Article 4 of CVM Instruction 358/02, to question the Company’s managers and controlling stockholders, and all other persons with access to material facts or events, to ascertain whether they have knowledge of information that should be disclosed to the market.

4.	Your statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/B3; subject heading: Media News Reports, and should include a transcription of this letter.

5.	We warn you that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this Official Letter, which is sent exclusively by e-mail, by May 14, 2018, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Yours, ”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In reply to Official Letter 198/2018/CVM/SEP/GEA-1, we note that the report refers to Santo Antônio Energia (‘Saesa’), which on the same day published a Material Announcement, which is attached hereto, and provided explanatory response to the report.

Further, and especially in view of the explanatory statements published by Saesa itself, we see no reason, under CVM Instruction 358/2002, that would call for any further or simultaneous disclosure of a Material Announcement or indeed a Market Announcement by our Company.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, May 14, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Santo Antônio Energia S.A.

Listed Company – NIRE 35.300.352.891 – CNPJ 09.391.823/0001-60

MATERIAL ANNOUNCEMENT

Santo Antônio Energia S.A. (‘SAE’ or ‘the Company’), in accordance with CVM Instruction 358, of January 3, 2002 as amended, and with reference to:

–	its Material Announcements published on April 17, 20 and 24, 2018; and

–	the report published on May 9 by the Estado de S. Paulo newspaper entitled

“Santo Antônio Hydroelectric Plant declares ‘imminent risk of financial failure’” –

hereby informs the market as follows:

As has already been stated in the above-mentioned Material Announcements, the Company has applied to the Courts to re-establish the effects of the interim injunction previously granted by the regional Federal Court of Brasília, in relation to the criteria for calculation of the Availability Factor of the Santo Antônio hydroelectric plant, which was also given in the Higher Appeal Court (‘STJ’), to the case records of which the item in the Estado de S. Paulo refers.

Notwithstanding such measures, and in compliance with Aneel Dispatch 946/2018 and based on the decision in favor given by its Board of Directors, the Company, on May 9, 2018, formalized a proposal to Aneel for payment by installments of the debit relating to the calculation of the Availability Factor (Fator de Disponibilidade – FID) of the Santo Antônio Hydroelectric Plant.

The Company continues to honor all its financial, legal and contractual obligations.

SAE will continue to keep its stockholders and the market duly informed on the progress of and the results arising from these matters.

São Paulo, May 10, 2018.

Nilmar Sisto Foletto

Chief Investor Relations Officer

MARKET ANNOUNCEMENT DATED MAY 15, 2018: CHANGES TO THE 2018 CORPORATE EVENTS CALENDAR

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Changes to 2018 Corporate Events Calendar

In accordance with Item 5.5.1 of the Corporate Governance Level 1 Listing Regulations of the São Paulo Stock Exchange (B3) Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, reports as follows:

Cemig has re-presented its Corporate Events Calendar with the following changes of dates:

•	First Quarter 2018 Results:

– submission to CVM and São Paulo Stock Exchange:

•	From: May 15, 2018 To: May 16, 2018

Belo Horizonte, May 15, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED MAY 16, 2018: SALE OF ABSORBED ASSETS FROM CEMIGTELECOM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Sale of absorbed assets from CemigTelecom

Complementing its Material Announcements of June 1, 2017, January 12, 2018, February 28, 2018 and April 2, 2018, and in accordance with CVM Instruction 358/02, Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, new York and Madrid, hereby informs the public, the CVM (the Brazilian Securities Commission), the São Paulo Stock Exchange (B3) and the market in general as follows:

As part of its Disinvestment Plan, by May 31, 2018 Cemig will publish its announcement of an auction to sell assets of Cemig Telecomunicações S.A. – (CemigTelecom)

following the recent absorption of CemigTelecom by Cemig.

Belo Horizonte, May 16, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED MAY 16, 2018: TAESA OFFER FOR INTEREST IN CENTROESTE DE MINAS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Taesa offer for interest in Centroeste de Minas

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market in general, as follows:

Today (May 16) Cemig received a non-binding offer from Transmissora Aliança de Energia S.A. (Taesa) for the 51% (fifty one per cent) equity interest held by Cemig in

Companhia Centroeste de Minas Gerais S.A. – Centroeste.

Cemig reiterates its commitment to keep stockholders and the market duly and timely informed in accordance with applicable law and regulations.

Belo Horizonte, May 16, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED MAY 17, 2018: AGREEMENT TO END CROSS HOLDINGS IN CEARÁ WIND FARMS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Agreement to end cross holdings in Ceará wind farms

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), its stockholders, and the São Paulo Stock Exchange (B3) as follows:

As approved by the meeting of the Board of Directors of Cemig held on December 12, 2017, and by the meeting of the Board of Directors of Energimp S.A. (‘Energimp’), held on February 5, 2018, and also as per the Memorandum of Understanding dated February 8, 2018, we report signature of the final document, entitled ‘Private Transaction Agreement’ (‘the Agreement’), between Cemig Geração e Transmissão S.A. (‘Cemig GT’), and Energimp (jointly, ‘the Parties’).

The objective of the Agreement is to eliminate the cross holdings between the Parties in the companies:

– Central Eólica Praias de Parajuru S.A.	(‘Parajuru’)
– Central Eólica Volta do Rio S.A.	(‘Volta do Rio’) and
– Central Eólica Praias do Morgado S.A.	(‘Morgado’),

– and extinguish the corporate partnership currently existing between the Parties (‘the Elimination of cross holdings’).

As a result of the Elimination of cross holdings:

– 100% of the shares in Parajuru and Volta do Rio	will be entirely owned by Cemig GT,
or such party as it may indicate, and
– 100% of the shares in Morgado	will be entirely owned by Energimp.

The Elimination of cross holdings is subject to suspensive conditions, which include, among others, approval by the Brazilian monopolies authority CADE (Conselho Administrativo de Defesa Econômica), at the times and in the manner indicated by the related applicable legislation, and of the financing bank.

Belo Horizonte, May 17, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED MAY 23, 2018: PERIODIC TARIFF REVIEW (RTP) FOR CEMIG D

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Periodic Tariff Review (RTP) for Cemig D

Compliant with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), listed with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) the market and any other interested parties as follows:

On May 22, 2018 Brazil’s electricity regulator, Aneel, approved the Periodic Tariff Review (Revisão Tarifária Periódica – RTP) for Cemig’s power distribution company, Cemig Distribuição (‘Cemig D’), coming into effect on May 28,2018.

The main items associated with distribution service – constituting the subject of the Periodic Tariff Review process – were approved by Aneel as follows:

Items in Periodic Tariff Review of Cemig D, 2018		R$ million
Regulatory Remuneration Base of Assets (BRR)	Gross	20,490
	Net	8,906
Components of revenue	Remuneration of capital excluding ‘Special Obligations’ (WACC: 8.09%, net of tax, )	1,087
	Remuneration of ‘Special Obligations’	149
	Depreciation	787
	CAIMI – Annual cost, facilities (rentals, vehicles, IT, etc.)	333
	Non-recoverable costs	86
	Operating costs	2,324

Energy losses: The regulatory levels allowed in the calculation for losses of energy in the network are expressed as the following percentages of the energy injected into the system:

for the low voltage market –     7.31%;

for technical losses –                 8.77%.

Cemig D has made significant investments over the last five years, of approximately R$ 5 billion, to expand the system and improve energy supply quality throughout its concession area, and also worked intensely to reorganize processes, to bring operating costs close to regulatory limits. An example is its voluntary retirement program, which has reduced its number of employees by over 1,700 – reducing Cemig D’s current operating cost by some R$ 400 million per year.

Details of Cemig D’s Tariff Review are in Aneel Technical Note 122/2018, at www.aneel.gov.br

Belo Horizonte, May 23, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED MAY 24, 2018: ITAÚ ASSET MANAGEMENT HOLDINGS SLIGHTLY BELOW 5% THRESHOLD

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Itaú asset management holdings slightly below 5% threshold

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with Item 12 of CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3) and the market as follows:

Cemig has received correspondence from Itaú Unibanco S.A. with the following content:

“	Itaú Unibanco S.A., CNPJ 60.701.190/0001-04 (‘Itaú Unibanco’) hereby advises your Company (‘Cemig’) that on May 22, 2018 the aggregate of shares and other securities and derivative financial instruments related to such shares, as applicable, held by the aggregate of investment funds managed by Itaú Unibanco comprised:

	4.923%	of the common shares of Cemig (CMIG3),
being a total of	24,007,875	shares,

– evidencing reduction of a significant stockholding in the terms of Article 12 of CVM Instruction 568/2015.

Itaú Unibanco further states that this stockholding does not have the objective of changing the composition of Cemig’s stockholding control or management structure.

For clarity, we re-emphasize that this notice refers to positions held by investment funds managed by ltaú Unibanco, in the context of its activity of management of funds for third parties (asset management).    ”

Belo Horizonte, May 24, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED MAY 24, 2018: REPLY TO INQUIRY LETTER 1122/2018-SAE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to Inquiry Letter 1122/2018-SAE, of May 25, 2018

Question asked by the Brazilian Securities Commission (CVM)

Cia. Energética de Minas Gerais – CEMIG

To Mr. Maurício Fernandes Leonardo Júnior

Investor Relations Director

Subject: Request for information on news media report

Dear Sirs,

A report in the O Estado de São Paulo newspaper, of May 24, 2018, under the headline: “Cemig preparing new international bond issue” contains the following statements:

“Cemig has begun preparations for a new international bond issue, likely to happen by mid-year. No amount or maturities have yet been specified.”

We request information/explanations on the item indicated, by May 25, 2018, including your confirmation of it or otherwise, and also any other information that is considered to be important.

Reply by CEMIG

Dear Ms. Ana Lucia da Costa Pereira,

Supervision Office for Companies and Equity Securities Offers – B3 S.A. – Brasil, Bolsa, Balcão

In response to Official Letter 1122/2018-SAE, of May 24, 2018, we inform you that Cemig is permanently assessing alternatives for improvement of its capital structure, lengthening of its debt profile and reducing the cost of its debt. However, at the present moment Cemig can report that it has not taken any decision on raising of finance, in either the domestic or the international market. We point out that the newspaper item in question indicates that Cemig has made a statement to this effect.

In view of the above, we see no reason, under CVM Instruction 358/2002, for publication of a Material Announcement or Market Announcement on the subject.

Cemig takes this opportunity to reiterate its commitment to opportune and timely disclosure of all and any facts that are of interest to stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, May 24, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF MINUTES OF THE 734TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 24, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 24, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 734th meeting, held on May 24, 2018, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Grant of annual paid leave to the Chief Executive Officer, in accordance with the by-laws.

2.	Signature of the Distribution Concession Contract between Cemig D and Aneel, with Cemig as consenting party.

3.	Nomination of managers and orientation of vote in a company of the Cemig Group.

4.	Increase in the share capital of Light Soluções and consequent orientation of vote in meetings of Light S.A.

5.	Changes in composition of the Executive Board:

a)	Mr. Bernardo Afonso Salomão de Alvarenga no longer to be Deputy CEO.

b)	Election of Mr. Luiz Humberto Fernandes as Deputy CEO, to serve the rest of the current period of office.

The members of the Executive Board are now as follows:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga
Deputy CEO:	Luiz Humberto Fernandes
Chief Trading Officer:	Dimas Costa
Chief Business Development Officer:	Daniel Faria Costa
Chief Distribution and Sales Officer:	Ronaldo Gomes de Abreu (interim)
Chief Finance and Investor Relations Officer:	Maurício Fernandes Leonardo Júnior
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Corporate Management Officer:	José de Araújo Lins Neto
Chief Counsel:	Luciano de Araújo Ferraz
Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins
Chief Institutional Relations and Communication Officer:	Thiago de Azevedo Camargo

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED MAY 25, 2018: DETAILS ON CEO LEAVE OF ABSENCE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Details on CEO leave of absence

Cemig (Companhia Energética de Minas Gerais), listed and traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public as follows:

In relation to the report in today’s Valor Econômico newspaper (May 25, 2018), entitled

“Cemig board of directors approves annual leave for CEO”

- which indicated that the CEO had been given leave of absence for a period of one year:

We inform the market that the meeting of the Board of Directors of May 24, 2018 approved paid leave of 19 calendar days for the CEO (from June 18 to July 6, 2018).

This is in accordance with the provision in Cemig’s by-laws, in Clause 18, §4, which states:

Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be granted to them by the Chief Executive Officer; the leave of the Chief Executive Officer shall be granted by the Board of Directors.

At the same meeting, the Board of Directors elected the Deputy CEO. The position of Deputy CEO was previously vacant and being exercised on an interim basis by the CEO.

Under Clause 19 of the by-laws of Cemig, during the CEO’s period of leave the position is exercised on an interim basis by the Deputy CEO.

Cemig encourages checking of information before it is published, as it believes this will help avoid causing a negative impact for the Company, for its stockholders, and for other stakeholders.

Belo Horizonte, May 25, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED MAY 25, 2018: ANNOUNCEMENT OF TENDER FOR TELECOM ASSETS

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Announcement of Tender for Telecom assets

In compliance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais), (listed and traded on the stock exchanges of São Paulo, New York and Madrid) hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

As authorized by the Company’s Board of Directors, today (May 25) Cemig has published, on its Online Procurement Portal ( http://compras.cemig.com.br/ ) the Announcement of Tender for:

– sale of telecommunications assets not within scope of primary use, and

– assignment of the contractual positions associated with those assets.

The tender procedure will be governed by the general rules in the Cemig Internal Regulations for Tenders and Contracts, and by Federal Law 13303/2016, as amended/applicable, in accordance with the rules and provisions stated in the Announcement of Tender and its attachments.

Belo Horizonte, May 25, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT: XXIII ANNUAL MEETING WITH THE CAPITAL MARKET

CEMIG

XXIII ANNUAL MEETING WITH THE CAPITAL MARKET

CEMIG (Companhia Energética de Minas Gerais)

(BM&FBovespa: CMIG4, CMIG3; NYSE: CIG, CIG.C; Latibex: XCMIG) will hold a

Video Webcast

of the

presentations given by management

at the

XXIII Cemig Annual Meeting with the Capital Market

on

May 29th, 2018

(Tuesday)

from 14:00 p.m. to 18:30 pm (Brasília Time)

The presentations will be available on

http://ri.cemig.com.br

The transmission will have simultaneous translation into English.

Access is by clicking the banner of the event on Cemig’s Investor Relations site

http://ri.cemig.com.br

Playback of the video webcast:

Open: http://ri.cemig.com.br

Click on the banner of the event. Available for 90 days.

For any questions please call +55 31 3506-5024.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT: FIRST QUARTER OF 2018 RESULTS PRESENTATION SCHEDULE

First Quarter 2018 Results Presentation

Cemig

(BM&FBOVESPA: CMIG3, CMIG4; NYSE: CIG, CIG.C; Latibex: XCMIG)

announces its

TIMETABLE for Release of 1Q2018 Results:

Publication

May 15, 2018 (Tuesday)

(after the closing of markets in São Paulo and New York)

The information will be available on our website: http://ri.cemig.com.br

Webcast and Conference call

May 16, 2018 (Wednesday), at 2:00 p.m. (Brasília time)

Transmission of the results with simultaneous translation into English by webcast at:

http://ri.cemig.com.br

or

by conference call at:

+ 55 11 2188-0155 (1st option) or

+ 55 11 2188-0188 (2nd option)

Password: CEMIG

Conference Call Playback:

Phone: (55 11) 2188-0400

Available: From May 16 to 30, 2018

For any questions please call +55 31 3506-5024.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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FIRST QUARTER 2018 RESULTS IN PORTUGUESE

BALANÇOS PATRIMONIAIS

EM 31 DE MARÇO DE 2018 E 31 DE DEZEMBRO DE 2017

ATIVO

(Em milhares de Reais)

	Nota	Consolidado		Controladora
		31/03/2018	31/12/2017	31/03/2018	31/12/2017
CIRCULANTE
Caixa e Equivalentes de Caixa	5	422.328	1.030.257	21.030	38.672
Títulos e Valores Mobiliários	6	438.513	1.058.384	20.256	63.960
Consumidores e Revendedores e Concessionários – Transporte de Energia	7	3.399.760	3.885.392	17.809	—
Ativo Financeiro da Concessão	14	1.020.131	847.877	—	—
Tributos Compensáveis	8	159.070	173.790	6.052	43
Imposto de Renda e Contribuição Social a recuperar	9a	289.289	339.574	23.447	19.722
Dividendos a Receber		68.938	76.893	378.673	603.049
Fundos Vinculados	10	108.197	106.227	89.556	87.872
Estoques		35.186	38.134	10	10
Adiantamento a Fornecedores	28	127.528	116.050	—	—
Contas a Receber do Estado de Minas Gerais	11	238.869	235.018	238.869	235.018
Reembolso subsídios tarifários	13	76.731	77.086	—	—
Subvenção Baixa Renda		27.043	26.660	—	—
Instrumentos Financeiros Derivativos—Swap	29	8.231	—	—	—
Outros Créditos		493.295	525.961	12.226	10.473

TOTAL DO CIRCULANTE		6.913.109	8.537.303	807.928	1.058.819
NÃO CIRCULANTE
Títulos e Valores Mobiliários	6	9.936	29.753	429	1.737
Adiantamento a Fornecedores	28	47.072	6.870	—	—
Consumidores e Revendedores e Concessionários – Transporte de Energia	7	252.278	255.328	11.458	—
Tributos Compensáveis	8	228.597	230.678	1.810	1.810
Imposto de Renda e Contribuição Social a Recuperar	9a	15.120	20.617	15.120	20.617
Impostos de Renda e Contribuição Social Diferidos	9b	1.939.086	1.871.228	776.723	756.739
Depósitos Vinculados a Litígios	12	2.359.736	2.335.632	284.438	277.791
Instrumentos Financeiros Derivativos—Swap	29	64.504	8.649	—	—
Outros Créditos		664.108	628.443	22.376	34.978
Ativo Financeiro da Concessão	14	6.428.553	6.604.625	—	—
Investimentos	15	7.821.362	7.792.225	14.174.491	13.692.183
Imobilizado	16	2.725.712	2.762.310	273.487	1.810
Intangível	17	11.167.780	11.155.928	14.152	2.458

TOTAL DO NÃO CIRCULANTE		33.723.844	33.702.286	15.574.484	14.790.123

TOTAL DO ATIVO		40.636.953	42.239.589	16.382.412	15.848.942

As Notas Explicativas condensadas são parte integrante das Informações Contábeis Intermediárias.

BALANÇOS PATRIMONIAIS

EM 31 DE MARÇO DE 2018 E 31 DE DEZEMBRO DE 2017

PASSIVO

(Em milhares de Reais)

	Nota	Consolidado		Controladora
		31/03/2018	31/12/2017	31/03/2018	31/12/2017
Fornecedores	18	1.623.467	2.342.757	6.632	4.667
Encargos Regulatórios	21	426.283	512.673	—	—
Participação dos Empregados e Administradores no Resultado		27.518	9.089	1.247	348
Impostos, Taxas e Contribuições	19a	632.156	704.572	9.758	5.841
Imposto de Renda e Contribuição Social	19b	46.211	115.296	38	—
Juros sobre capital próprio e Dividendos a Pagar	24	427.669	427.832	425.833	425.838
Empréstimos e Financiamentos e Debêntures	20	2.588.160	2.370.551	20.456	—
Salários e Contribuições Sociais		186.668	207.091	12.066	11.072
Obrigações Pós-emprego	22	242.388	231.894	13.426	12.974
Concessões a Pagar		2.431	2.987	—	—
Passivo Financeiro da Concessão	14	155.214	414.800	—	—
Instrumentos Financeiros Derivativos—Opções	29	541.767	507.232	541.767	507.232
Adiantamento de Clientes	7	176.871	232.762	—	—
Instrumentos Financeiros Derivativos—Swap	29	497	12.595	—	—
Outras Obrigações		470.899	570.153	2.071	6.218

TOTAL DO CIRCULANTE		7.548.199	8.662.284	1.033.294	974.190
NÃO CIRCULANTE
Encargos Regulatórios	21	267.188	249.817	—	—
Empréstimos e Financiamentos e Debêntures	20	11.110.656	12.027.146	44.576	—
Impostos, Taxas e Contribuições	19a	28.762	28.199	1.060	—
Imposto de Renda e Contribuição Social Diferidos	9b	724.063	734.689	—	—
Provisões	23	687.661	678.113	67.334	63.194
Obrigações Pós-emprego	22	3.973.715	3.954.287	453.264	446.523
Concessões a Pagar		18.714	18.240	—	—
PASEP/COFINS a ser restituído a consumidores	19	1.096.460	1.087.230	—	—
Instrumentos Financeiros Derivativos—Opções	29	312.167	307.792	—	—
Instrumentos Financeiros Derivativos—Swap	29	7.183	28.515	—	—
Outras Obrigações		122.744	133.141	47.639	39.049

TOTAL DO NÃO CIRCULANTE		18.349.313	19.247.169	613.873	548.766

TOTAL DO PASSIVO		25.897.512	27.909.453	1.647.167	1.522.956
PATRIMÔNIO LÍQUIDO	24
Capital Social		6.294.208	6.294.208	6.294.208	6.294.208
Reservas de Capital		1.924.503	1.924.503	1.924.503	1.924.503
Reservas de Lucros		5.729.550	5.728.574	5.729.550	5.728.574
Ajustes de Avaliação Patrimonial		(826.761)	(836.522)	(826.761)	(836.522)
Subscrição de Ações a Capitalizar		1.324.773	1.215.223	1.324.773	1.215.223
Lucros Acumulados		288.972	—	288.972	—

ATRIBUÍDO A PARTICIPAÇÃO DOS ACIONISTAS CONTROLADORES		14.735.245	14.325.986	14.735.245	14.325.986

PARTICIPAÇÃO DE ACIONISTA NÃO-CONTROLADOR		4.196	4.150	—	—

PATRIMÔNIO LÍQUIDO		14.739.441	14.330.136	14.735.245	14.325.986

TOTAL DO PASSIVO E DO PATRIMÔNIO LÍQUIDO		40.636.953	42.239.589	16.382.412	15.848.942

As Notas Explicativas condensadas são parte integrante das Informações Contábeis Intermediárias.

DEMONSTRAÇÕES DOS RESULTADOS

PARA OS PERÍODOS DE TRÊS MESES FINDOS EM 31 DE MARÇO DE 2018 E 2017

(Em milhares de Reais, exceto lucro por ação)

	Nota	Consolidado		Controladora
		31/03/2018	31/03/2017	31/03/2018	31/03/2017
RECEITA LÍQUIDA	25	4.935.431	4.812.930	73	94
CUSTOS OPERACIONAIS
CUSTO COM ENERGIA ELÉTRICA E GÁS	26
Energia Elétrica Comprada para Revenda		(2.263.693)	(2.093.088)	—	—
Encargos de Uso da Rede Básica de Transmissão		(392.542)	(206.497)	—	—
Gás Comprado para Revenda		(263.233)	(222.512)	—	—

		(2.919.468)	(2.522.097)	—	—
OUTROS CUSTOS	26
Pessoal e Administradores		(240.802)	(287.507)	—	—
Materiais		(7.155)	(6.259)	—	—
Serviços de Terceiros		(170.770)	(146.436)	—	—
Depreciação e Amortização		(194.686)	(186.444)	—	—
Provisões Operacionais, líquidas		(12.779)	(78.932)	—	—
Custo de Construção de Infraestrutura		(180.669)	(200.559)	—	—
Outras		(3.286)	(7.194)	—	—

		(810.147)	(913.331)	—	—
CUSTO TOTAL		(3.729.615)	(3.435.428)	—	—
LUCRO BRUTO		1.205.816	1.377.502	73	94
DESPESAS OPERACIONAIS	26
Despesas com Vendas		(76.183)	(66.195)	—	—
Despesas Gerais e Administrativas		(216.649)	(205.998)	(9.596)	(19.504)
Despesas com Provisões Operacionais		(43.686)	(63.404)	(39.311)	(16.468)
Outras Receitas (Despesas) Operacionais		(132.160)	(172.677)	(14.375)	(13.400)

		(468.678)	(508.274)	(63.282)	(49.372)
Resultado de Equivalência Patrimonial	15	56.874	29.641	498.370	359.462
Resultado Operacional antes do Resultado Financeiro e Impostos		794.012	898.869	435.161	310.184
Receitas Financeiras	27	241.854	179.891	11.248	23.580
Despesas Financeiras	27	(399.654)	(572.637)	(894)	(1.127)

Resultado antes dos Impostos		636.212	506.123	445.515	332.637
Imposto de Renda e Contribuição Social Correntes	9c	(185.026)	(233.457)	—	—
Imposto de Renda e Contribuição Social Diferidos	9c	13.409	70.068	18.934	9.959

LUCRO LÍQUIDO DO PERÍODO		464.595	342.734	464.449	342.596

Total do resultado do período atribuído a:
Participação dos acionistas controladores		464.449	342.596	464.449	342.596
Participação de acionista não-controlador		146	138	—	—

		464.595	342.734	464.449	342.596

Lucro Básico por ação preferencial	24	0,319	0,272	0,319	0,272
Lucro Básico por ação ordinária	24	0,319	0,272	0,319	0,272

As Notas Explicativas condensadas são parte integrante das Informações Contábeis Intermediárias.

DEMONSTRAÇÕES DOS RESULTADOS ABRANGENTES

PARA OS PERÍODOS DE TRÊS MESES FINDOS EM 31 DE MARÇO DE 2018 E 2017

(Em milhares de Reais)

	Consolidado		Controladora
	31/03/2018	31/03/2017	31/03/2018	31/03/2017
LUCRO LÍQUIDO DO PERÍODO	464.595	342.734	464.449	342.596
OUTROS RESULTADOS ABRANGENTES
Itens que não serão reclassificados para a Demonstração de Resultado
Ajuste de passivo atuarial—remensuração de obrigações de planos de benefícios definidos, líquido de impostos	(416)	(681)	—	—
Equivalência patrimonial sobre outros resultados abrangentes em controlada e controlada em conjunto, líquida de impostos	—	(866)	(416)	(1.547)

	(416)	(1.547)	(416)	(1.547)
Itens que poderão ser reclassificados para a Demonstração de Resultado
Equivalência patrimonial sobre outros resultados abrangentes em controlada em conjunto referente à valor justo de ativo financeiro disponível para venda, líquida de impostos	—	35.691	—	35.691

RESULTADO ABRANGENTE DO PERÍODO	464.179	376.878	464.033	376.740

Total do resultado abrangente atribuído a:
Participação dos acionistas controladores	464.033	376.740	464.033	376.740
Participação de acionista não-controlador	146	138	—	—

	464.179	376.878	464.033	376.740

As Notas Explicativas condensadas são parte integrante das Informações Contábeis Intermediárias.

DEMONSTRAÇÕES DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO CONSOLIDADO

PARA OS PERÍODOS DE TRÊS MESES FINDOS EM 31 DE MARÇO DE 2018 E 2017

(Em milhares de Reais, exceto quando indicado de outra forma)

	Capital Social	Subscrição de ações a capitalizar	Reservas de Capital	Reservas de Lucros	Ajustes de avaliação patrimonial	Lucros Acumulados	Total da Participação dos Controladores	Participação de acionista não Controlador	Total do Patrimônio Líquido
SALDOS EM 31 DE DEZEMBRO DE 2017	6.294.208	1.215.223	1.924.503	5.728.574	(836.522)	—	14.325.986	4.150	14.330.136

Adoção inicial CPC/48	—	—	—	—	—	(181.846)	(181.846)	—	(181.846)
Lucro líquido do período	—	—	—	—	—	464.449	464.449	146	464.595
Outros resultados abrangentes
Ajuste de passivo atuarial—remensuração de obrigações de planos de benefícios definidos, líquida de impostos	—	—	—	—	(416)	—	(416)	—	(416)

Total do resultado abrangente do período	—	—	—	—	(416)	464.449	464.033	146	464.179

Subscrição de ações a capitalizar	—	109.550	—	—	—	—	109.550	—	109.550
Outras mutações no Patrimônio Líquido:
Dividendos Estatutários	—	—	—	—	—	—	—	(100)	(100)
Constituição de Reservas
Reserva de Incentivos Fiscais	—	—	—	976	—	(976)	—	—	—
Realização de Reservas
Realização do custo atribuído de imobilizado	—	—	—	—	10.177	7.345	17.522	—	17.522

SALDOS EM 31 DE MARÇO DE 2018	6.294.208	1.324.773	1.924.503	5.729.550	(826.761)	288.972	14.735.245	4.196	14.739.441

As Notas Explicativas condensadas são parte integrante das Informações Contábeis Intermediárias.

DEMONSTRAÇÕES DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO CONSOLIDADO

PARA OS PERÍODOS DE TRÊS MESES FINDOS EM 31 DE MARÇO DE 2017 E 2016

(Em milhares de Reais, exceto quando indicado de outra forma)

	Capital Social	Reservas de Capital	Reservas de Lucros	Ajustes de avaliação patrimonial	Lucros Acumulados	Total da Participação dos Controladores	Participação de acionista não Controlador	Total do Patrimônio Líquido
SALDOS EM 31 DE DEZEMBRO DE 2016	6.294.208	1.924.503	5.199.855	(488.285)	—	12.930.281	4.090	12.934.371

Lucro líquido do período	—	—	—	—	342.596	342.596	138	342.734
Outros resultados abrangentes
Ajuste de passivo atuarial—remensuração de obrigações de planos de benefícios definidos, líquida de impostos	—	—	—	(681)	—	(681)	—	(681)
Equivalência patrimonial sobre outros resultados abrangentes em controlada e controlada em conjunto	—	—	—	16.573	—	16.573	—	16.573

Total do resultado abrangente do período	—	—	—	15.892	342.596	358.488	138	358.626
Outras mutações no Patrimônio Líquido:
Constituição de Reservas
Reserva de Incentivos Fiscais	—	—	889	—	(889)	—	—	—
Reserva de Retenção de Lucros	—	—	—	—	—	—	—	—
Realização de Reservas
Realização do custo atribuído de imobilizado	—	—	—	(10.085)	10.085	—	—	—

SALDOS EM 31 DE MARÇO DE 2017	6.294.208	1.924.503	5.200.744	(482.478)	351.792	13.288.769	4.228	13.292.997

PARTICIPAÇÕES DOS ACIONISTAS NÃO-CONTROLADORES	—	—	—	—	—	—	4.228	4.228
ATRIBUÍDO A PARTICIPAÇÃO DOS ACIONISTAS CONTROLADORES	6.294.208	1.924.503	5.200.744	(482.478)	351.792	13.288.769	—	13.288.769

As Notas Explicativas condensadas são parte integrante das Informações Contábeis Intermediárias.

DEMONSTRAÇÕES DOS FLUXOS DE CAIXA

PARA OS PERÍODOS DE TRÊS MESES FINDOS EM 31 DE MARÇO DE 2018 E 2017

(Em milhares de Reais)

	Nota	Consolidado		Controladora
		31/03/2018	31/03/2017	31/03/2018	31/03/2017
FLUXOS DE CAIXA DAS ATIVIDADES OPERACIONAIS
Lucro Líquido do Período		464.595	342.734	464.449	342.596
Despesas (Receitas) que não afetam o caixa e equivalentes de caixa
Impostos de Renda e Contribuição Social		171.617	163.389	(18.934)	(9.959)
Depreciação e Amortização	26	212.991	201.365	118	135
Valor Residual Líquido de Ativos Financeiros da Concessão, Imobilizado e Intangível		928	16.737	—	—
Resultado de Equivalência Patrimonial	15	(56.874)	(29.641)	(498.370)	(359.462)
Juros e Variações Monetárias		194.070	355.879	(11.199)	(4.232)
Apropriação de Custo de Transação	20	9.000	—	—	—
Provisões Operacionais	26	133.208	208.532	39.311	16.468
Variação do valor justo de Instrumentos Financeiros Derivativos—swap		(97.516)	—	—	—
Conta de Compensação de Variação de Valores de Itens da “Parcela A” (CVA) e Outros Componentes Financeiros	25	(441.156)	302.602	—	—
Obrigações Pós-emprego	22	101.279	114.006	10.995	10.621

		692.142	1.675.603	(13.630)	(3.833)

(Aumento) Redução de Ativos
Consumidores e Revendedores		262.384	(422.710)	—	—
Conta de Compensação de Variação de Valores de Itens da “Parcela A” (CVA) e Outros Componentes Financeiros	14	153.267	2.721	—	—
Repasse de Recurso da Conta de Desenvolvimento Energético (CDE)		(3.387)	—	—	—
Tributos Compensáveis		(76)	(10.129)	(76)	(95)
Imposto de Renda e Contribuição Social a Recuperar e Diferido		(4.419)	192.007	(350)	79.193
Transporte de Energia		—	(26.342)	—	—
Depósitos Vinculados a Litígios		(17.652)	(13.907)	997	6.166
Dividendos recebidos de Participações		35.642	144	261.155	146
Ativos Financeiros da Concessão		190.403	56.940	—	—
Adiantamento a Fornecedores		(47.499)	(76.209)	—	—
Direito de Retirada de Gás		317	306.876	—	—
Outros		6.062	129.759	13.564	5.546

		575.042	139.150	275.290	90.956

Aumento (Redução) de Passivos
Fornecedores		(719.290)	(324.981)	(2.732)	1.782
Impostos, Taxas e Contribuições		(25.723)	(264.433)	170	(80.621)
Imposto de Renda e Contribuição Social a Pagar		—	(83.018)	—	2.081
Salários e Contribuições Sociais		(20.423)	(13.174)	(986)	(743)
Encargos Regulatórios		(69.019)	2.339	—	—
Adiantamento de Clientes		(55.891)	109.487	—	—
Obrigações Pós-emprego	22	(71.357)	(60.286)	(3.802)	(3.324)
Outros		(115.141)	(71.019)	(5.521)	(6.383)

		(1.076.844)	(705.085)	(12.871)	(87.208)

Caixa Gerado pelas Atividades Operacionais		190.340	1.109.668	248.789	(85)

Juros sobre Empréstimos e Financiamentos pagos		(344.753)	(477.684)	—	—
Imposto de Renda e Contribuição Social pagos		(218.654)	(103.900)	—	(2.081)

CAIXA LÍQUIDO (CONSUMIDO) GERADO NAS ATIVIDADES OPERACIONAIS		(373.067)	528.084	248.789	(2.166)

	Nota	Consolidado		Controladora
		31/03/2018	31/03/2017	31/03/2018	31/03/2017
FLUXO DE CAIXA DAS ATIVIDADES DE INVESTIMENTO
Em Títulos e Valores Mobiliários – Aplicação Financeira		648.697	192.458	45.012	79.615
Fundos Vinculados		(1.970)	(11.137)	(1.393)	(11.118)
Em Investimentos
Aporte em Investidas		(82.309)	(162.191)	(420.016)	(100.000)
Caixa recebido na incorporação		—	—	428
Em Imobilizado	16	(12.398)	(12.490)	—	—
Em Intangível		(173.707)	(170.346)	(7)	—

CAIXA LÍQUIDO GERADO (CONSUMIDO) NAS ATIVIDADES DE INVESTIMENTO		378.313	(163.706)	(375.976)	(31.503)

FLUXO DE CAIXA DAS ATIVIDADES DE FINANCIAMENTO
Subscrição de ações a capitalizar	24	109.550	—	109.550	—
Pagamentos de Empréstimos, Financiamentos e Debêntures	20	(722.462)	(517.245)	—	—
Juros sobre capital próprio e Dividendos		(263)	—	(5)	—

CAIXA LÍQUIDO (CONSUMIDO) GERADO NAS ATIVIDADES DE FINANCIAMENTO		(613.175)	(517.245)	109.545	—

VARIAÇÃO LÍQUIDA DO CAIXA E EQUIVALENTES DE CAIXA		(607.929)	(152.867)	(17.642)	(33.669)
Caixa e equivalentes de caixa no início do período	5	1.030.257	995.132	38.672	69.352

Caixa e equivalentes de caixa no fim do período	5	422.328	842.265	21.030	35.683

As Notas Explicativas condensadas são parte integrante das Informações Contábeis Intermediárias.

DEMONSTRAÇÕES DO VALOR ADICIONADO

PARA OS PERÍODOS DE TRÊS MESES FINDOS EM 31 DE MARÇO DE 2018 E 2017

(Em milhares de reais)

	Consolidado				Controladora
	31/03/2018		31/03/2017		31/03/2018		31/03/2017
RECEITAS
Venda de Energia, Gás e Serviços	7.321.858		7.009.618		80		109
Receita de Construção de Distribuição	176.797		197.639		—		—
Receita de Construção de Transmissão	1.063		2.920		—		—
Receita de Atualização Financeira da Bonificação pela Outorga	81.827		79.506		—		—
Ajuste de expectativa do fluxo de caixa do ativo financeiro indenizável da concessão de distribuição	792		1.227		—		—
Receita de Indenização de Transmissão	49.841		65.830		—		—
Receita de Indenização de Geração	17.245		—		—		—
Investimento em Imobilizado	18.527		3.424		—		—
Outras Receitas	3.689		328		—		—
Perdas Estimadas em Créditos de Liquidação Duvidosa (PECLD)	(76.183)		(66.195)		—		—

	7.595.456		7.294.297		80		109
INSUMOS ADQUIRIDOS DE TERCEIROS
Energia Elétrica Comprada para Revenda	(2.477.831)		(2.299.124)		—		—
Encargos de Uso da Rede Básica da Transmissão	(437.078)		(230.748)		—		—
Serviços de Terceiros	(311.249)		(295.495)		(1.967)		(2.717)
Gás Comprado para Revenda	(263.233)		(222.512)		—		—
Materiais	(107.126)		(95.008)		(42)		(16)
Outros Custos Operacionais	(108.989)		(211.689)		(41.043)		(18.555)

	(3.705.506)		(3.354.576)		(43.052)		(21.288)
VALOR ADICIONADO BRUTO	3.889.950		3.939.721		(42.972)		(21.179)
RETENÇÕES
Depreciação e Amortização	(212.991)		(201.365)		(118)		(135)

VALOR ADICIONADO LÍQUIDO PRODUZIDO PELA COMPANHIA	3.676.959		3.738.356		(43.090)		(21.314)
VALOR ADICIONADO RECEBIDO EM TRANSFERÊNCIA
Resultado de Equivalência Patrimonial	56.874		29.641		498.370		359.462
Receitas Financeiras	241.854		179.891		11.248		23.580

VALOR ADICIONADO A DISTRIBUIR	3.975.687		3.947.888		466.528		361.728

DISTRIBUIÇÃO DO VALOR ADICIONADO
		%		%		%		%
Empregados	404.065	10,16	454.495	11,52	17.816	3,82	24.726	6,84
Remuneração direta	269.062	6,77	300.314	7,61	6.631	1,42	13.121	3,63
Obrigações Pós-emprego e Outros Benefícios	117.811	2,96	134.037	3,40	10.808	2,32	10.852	3,00
FGTS	17.192	0,43	20.144	0,51	377	0,08	753	0,21
Impostos, Taxas e Contribuições	2.675.845	67,31	2.531.121	64,11	(17.544)	(3,76)	(7.377)	(2,04)
Federais	1.416.111	35,62	1.194.565	30,26	(17.843)	(3,822)	(7.900)	(2,18)
Estaduais	1.254.322	31,55	1.331.650	33,73	95	0,02	313	0,09
Municipais	5.412	0,14	4.906	0,12	204	0,04	210	0,05
Remuneração de Capitais de Terceiros	431.182	10,84	619.538	15,69	1.807	0,39	1.783	0,49
Juros	407.298	10,24	594.083	15,05	894	0,19	1.127	0,31
Aluguéis	23.884	0,60	25.455	0,64	913	0,20	656	0,18
Remuneração de Capitais Próprios	464.595	11,69	342.734	8,68	464.449	99,55	342.596	94,71
Lucros Retidos	464.449	11,69	342.596	8,68	464.449	99,55	342.596	94,71
Participação dos não-controladores nos Lucros Retidos	146	—	138	—	—	—	—	—

	3.975.687	100,00	3.947.888	100,00	466.528	100,00	361.728	100,00

As Notas Explicativas condensadas são parte integrante das Informações Contábeis Intermediárias.

NOTAS EXPLICATIVAS CONDENSADAS ÀS INFORMAÇÕES CONTÁBEIS INTERMEDIÁRIAS

REFERENTES AO TRIMESTRE FINDO EM 31 DE MARÇO DE 2018

(Em milhares de Reais, exceto se indicado de outra forma)

1.	CONTEXTO OPERACIONAL

a)	A Companhia

A Companhia Energética de Minas Gerais (“Cemig”, “Controladora” ou “Companhia”), sociedade por ações de capital aberto, CNPJ nº 17.155.730/0001-64, tem suas ações negociadas no Nível 1 de Governança Corporativa da BM&F Bovespa (“Bovespa”) e nas Bolsas de Valores dos Estados Unidos da América (“NYSE”) e da Espanha (“LATIBEX”). A Companhia é uma entidade domiciliada no Brasil, com endereço na Av. Barbacena, 1.200 – Belo Horizonte/MG. Constituída com o objetivo principal de atuar como Holding, com participação societária em empresas controladas individualmente ou em conjunto, cujos objetivos principais são a construção e a operação de sistemas de produção, transformação, transmissão, distribuição e comercialização de energia elétrica, bem como o desenvolvimento de atividades nos diferentes campos da energia, com vistas à respectiva exploração econômica.

Em 31 de março de 2018, o passivo circulante da Companhia excedeu o ativo circulante em R$635.090 e R$ 225.366, no consolidado e na controladora, respectivamente. No trimestre findo nesta data, a Companhia apresentou fluxo de caixa operacional consolidado negativo no valor de R$373.067 (positivo no valor de R$528.084 no mesmo período de 2017) e a controladora apresentou fluxo de caixa operacional positivo de R$248.789 (R$2.166 no mesmo período de 2017). Adiocionalmente, em 31 de março de 2018, os empréstimos e financiamentos e debêntures, de curto e longo prazo no consolidado da Cemig totalizaram R$2.588.160 e R$11.110.656. A Administração da Companhia monitora seu fluxo de caixa e, nesse sentido, avalia medidas visando à adequação de sua atual situação patrimonial aos patamares considerados adequados para fazer face às suas necessidades.

Com relação à gestão da dívida, ao final de 2017 a controlada Cemig GT realizou captação de recursos no exterior de US$1 bilhão (R$3,2 bilhões) em Eurobonds, com vencimento em 2024. Além disso, foram feitos reperfilamentos da dívida no montante de R$3.441 milhões, sendo R$2.700 milhões da controlada Cemig D e R$741 milhões da controlada Cemig GT. Essas duas iniciativas, em conjunto, equilibraram o fluxo de caixa da Companhia, com alongamento do prazo médio das dívidas, além de aprimorar a qualidade de crédito.

Com base nos fatos e circunstâncias existentes nesta data, a Administração avaliou a capacidade da Companhia em continuar operando normalmente e está convencida de que suas operações têm capacidade de geração de recursos para dar continuidade a seus negócios no futuro. Adicionalmente, a Administração não tem conhecimento de nenhuma incerteza material que possa gerar dúvidas significativas sobre a sua capacidade de continuar operando. Assim, estas informações contábeis intermediárias foram preparadas com base no pressuposto de continuidade.

Incorporação da Cemig Telecomunicações S.A. (“Cemig Telecom”)

Em 31 de março de 2018 a Companhia concluiu a incorporação de sua subsidiária integral Cemig Telecom , pelo valor patrimonial contábil, com a consequente extinção da Cemig Telecom e sucessão, pela Companhia, em todos os bens, direitos e obrigações. Por se tratar de incorporação de subsidiária integral, não houve aumento de capital nem a emissão de novas ações. As ações representativas do capital social da referida subsidiária integral foram extintas na data da incorporação.

A seguir é apresentado o balanço patrimonial resumido da Cemig Telecom utilizado para a incorporação na data base de 31 de março de 2018:

Ativo	31/03/2018	Passivo	31/03/2018
Circulante	24.986	Circulante	33.816
Não Circulante		Não Circulante	55.407
Realizável a longo prazo	15.313
Investimentos	17.116
Imobilizado líquido	271.766
Intangível	11.716

	315.911	Patrimônio Líquido	251.674

Total do Ativo	340.897	Total do Passivo e Patrimônio Líquido	340.897

A Administração da Companhia está em processo de avaliação de alternativas relacionadas a eventual alienação dos ativos incorporados da Cemig Telecom, com a expectativa de conclusão dos estudos para o segundo trimestre de 2018 e dessa forma concluiu que esses ativos não devem ser reclassificados para ativos circulantes enquanto não satisfizerem aos critérios de classificação como mantidos para venda de acordo com o Pronunciamento técnico CPC 31 / IFRS 5—Ativo Não Circulante Mantido para Venda e Operação Descontinuada.

A incorporação foi aprovada pelas Assembleias Gerais Extraordinárias da Companhia e de sua controlada realizadas em 28 de fevereiro de 2018.

2.	BASE DE PREPARAÇÃO

2.1	Declaração de Conformidade

As informações contábeis intermediárias foram elaboradas de acordo com o International Accounting Standard nº 34, Interim Financial Reporting emitido pelo International Accounting Standards Board – IASB, Pronunciamento Contábil nº 21 (R1)—“CPC 21”, que abrange as demonstrações intermediárias e com as normas expedidas pela Comissão de Valores Mobiliários (CVM) aplicáveis à elaboração das Informações Trimestrais (ITR).

Estas informações contábeis intermediárias foram elaboradas seguindo princípios, práticas e critérios consistentes com aqueles adotados na elaboração das demonstrações financeiras de 31 de dezembro de 2017, exceto pela adoção dos novos pronunciamentos vigentes a partir de 1º de janeiro de 2018 cujos efeitos encontram-se apresentados na nota explicativa no 2.2 destas informações contábeis intermediárias.

Dessa forma, estas Informações Contábeis Intermediárias Consolidadas devem ser lidas em conjunto com as referidas demonstrações financeiras, aprovadas pelo Conselho de Administração em 28 de março de 2018.

A Administração declara que todas as informações relevantes próprias das informações contábeis intermediárias, e somente elas, estão sendo evidenciadas e correspondem às informações utilizadas pela Administração na sua gestão.

Em 14 de maio de 2018, a Administração da Companhia autorizou a emissão destas Informações Contábeis Intermediárias referentes ao primeiro trimestre de 2018.

2.2	Adoção de novos pronunciamentos a partir de 1º de janeiro de 2018

IFRS 15/CPC 47 (Receita de contratos com clientes)

A IFRS 15 (CPC 47—receita de contrato com clientes) estabelece um modelo de cinco etapas para contabilização das receitas decorrentes de contratos com clientes. De acordo com a IFRS 15, a receita é reconhecida por um valor que reflete a contrapartida a que uma entidade espera ter direito em troca de transferência de bens ou serviços para um cliente. Este novo pronunciamento substituiu todas as atuais exigências para reconhecimento de receitas segundo os CPCs/IFRSs. Adicionalmente, o IFRS 15/CPC 47 estabelece exigências de apresentação e divulgação mais detalhadas do que as normas atualmente em vigor.

A Companhia e suas controladas adotaram a nova norma com base no método prospectivo, com os impactos contabilizados a partir de 1º de janeiro de 2018.

A Companhia e suas controladas avaliaram os cinco passos para reconhecimento e mensuração da receita, conforme requerido pelo IFRS 15/CPC 47:

1.	Identificar os tipos de contratos firmados com seus clientes;
2.	Identificar as obrigações presentes em cada tipo de contrato;
3.	Determinar o preço de cada tipo de transação;
4.	Alocação do preço às obrigações contidas nos contratos; e
5.	Reconhecer a receita quando (ou na medida em que) a entidade satisfaz cada obrigação do contrato.

O impacto na adoção deste pronunciamento ocorreu no reconhecimento dos ressarcimentos aos clientes decorrentes das penalidades por violação de indicadores de qualidade no fornecimento de energia elétrica, principalmente os indicadores DIC, FIC, DMIC e DICRI, como redução das receitas de uso da rede de distribuição (TUSD). Até 31 de dezembro de 2017, esses ressarcimentos eram reconhecidos como despesa operacional.

Na tabela a seguir, é apresentado o impacto da adoção da IFRS 15/CPC 47 na Demonstração do Resultado para o período de três meses findo em 31 de março de 2018:

	31/03/2018 com adoção do IFRS 15/CPC 47	Efeito da adoção IFRS 15/CPC 47	31/03/2018 sem adoção do IFRS 15/CPC 47
RECEITA LÍQUIDA	4.867.877	16.446	4.884.323
CUSTOS OPERACIONAIS	(3.645.615)	—	(3.645.615)
DESPESAS OPERACIONAIS
Outras Receitas (Despesas) Operacionais (a)	(66.573)	(16.446)	(83.019)

	(472.855)	(16.446)	(489.301)

Resultado de Equivalência Patrimonial	(35.766)	—	(35.766)
Resultado Financeiro	(157.800)	—	(157.800)
Imposto de Renda e Contribuição Social	(175.788)	—	(175.788)

LUCRO LÍQUIDO DO PERÍODO	380.053	—	380.053

a)	Refere-se a penalidades por violação de indicadores de qualidade no fornecimento de energia elétrica, principalmente os indicadores DIC, FIC, DMIC e DICRI.

IFRS 9/CPC 48 – Instrumentos financeiros

A IFRS 9/CPC 48 – Instrumentos financeiros – estabelece que todos os ativos financeiros reconhecidos que estão inseridos no escopo da IAS 39 (equivalente ao CPC 38) sejam subsequentemente mensurados ao custo amortizado ou valor justo, refletindo o modelo de negócios em que os ativos são administrados e suas características de fluxo de caixa, não afetando o reconhecimento contábil dos ativos e passivos financeiros da Companhia. O IFRS 9/ CPC 48 contém três principais categorias de classificação de ativos financeiros: custo amortizado, valor justo por meio de outros resultados abrangentes e valor justo por meio do resultado. A norma eliminou as categorias existentes pela IAS 39/CPC 38 e, portanto, a Companhia e suas controladas passaram a reclassificá-las de acordo com norma atual, conforme abaixo:

Classificação
Consolidado	IAS 39/CPC 38	IFRS 9/CPC 48
Ativos Financeiros
Equivalentes de Caixa – Aplicações Financeiras	Empréstimos e recebíveis	Custo amortizado
Títulos e Valores Mobiliários – Aplicações Financeiras (1)	Mantidos até o vencimento	Custo amortizado
Títulos e Valores Mobiliários – Aplicações Financeiras (1)	Disponível para venda	Valor justo resultado
Consumidores, Revendedores e Concessionários – Transporte de Energia	Empréstimos e recebíveis	Custo amortizado
Fundos Vinculados	Empréstimos e recebíveis	Custo amortizado
Adiantamentos a Fornecedores	Empréstimos e recebíveis	Custo amortizado
Contas a Receber do Estado de Minas Gerais	Empréstimos e recebíveis	Custo amortizado
Valores a Receber de Partes Relacionadas	Empréstimos e recebíveis	Custo amortizado
Ativos Financeiros da Concessão—Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros	Empréstimos e recebíveis	Custo amortizado
Reembolso de Subsídios Tarifários	Empréstimos e recebíveis	Custo amortizado
Subvenção Baixa Renda	Empréstimos e recebíveis	Custo amortizado
Depósitos Vinculados a Litígios	Empréstimos e recebíveis	Custo amortizado
Instrumentos financeiros derivativos (operações de Swap)	Valor justo resultado	Valor justo resultado
Ativos Financeiros da Concessão – Infraestrutura de Transmissão	Empréstimos e recebíveis	Custo amortizado
Ativos Financeiros da Concessão – Infraestrutura de Distribuição	Disponível para venda	Valor justo resultado
Indenizações a Receber – Transmissão	Empréstimos e recebíveis (2)	Valor justo resultado
Indenizações a Receber – Geração	Empréstimos e recebíveis (2)	Valor justo resultado
Bonificação pela Outorga – Concessões de Geração	Empréstimos e recebíveis	Custo amortizado
Outros Créditos	Empréstimos e recebíveis	Custo amortizado
Passivos Financeiros
Empréstimos, Financiamentos e Debêntures	Custo amortizado	Custo amortizado
Dívida pactuada com Fundo de Pensão (Forluz)	Custo amortizado	Custo amortizado
Passivos Financeiros da Concessão—Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros	Custo amortizado	Custo amortizado
Concessões a Pagar	Custo amortizado	Custo amortizado
Plano de Regularização de Créditos Tributários (PRCT) do Estado de Minas Gerais	Custo amortizado	Custo amortizado
Fornecedores	Custo amortizado	Custo amortizado
Adiantamento de Clientes	Custo amortizado	Custo amortizado
Instrumentos financeiros derivativos (operações de Swap)	Valor justo resultado	Valor justo resultado
Instrumentos financeiros derivativos (opções de venda)	Valor justo resultado	Valor justo resultado

(1)	Foram reconhecidos pelo seu valor nominal de realização e similares aos seus valores justos.
(2)	A Companhia possui “títulos e valores mobiliários” com classificações distintas de acordo com IFRS 9/CPC 48.

Redução ao valor recuperável de ativos financeiros

O impacto material decorrente da adoção da norma a partir de 1º de janeiro de 2018 está relacionado ao valor recuperável do contas a receber de clientes.

O novo pronunciamento também estabelece que em relação às perdas para redução ao valor recuperável de ativos financeiros, o modelo de expectativa de perda no crédito não seja mais de perdas incorridas, mas um modelo prospectivo de perdas de crédito esperadas, com base em probabilidades.

Com base no novo pronunciamento, as provisões para perdas esperadas foram mensuradas com base nas perdas esperadas para 12 meses, em função de potenciais eventos de inadimplência, ou perdas de crédito esperadas para a vida inteira de um instrumento financeiro, caso o risco de crédito tenha aumentado significativamente desde o seu reconhecimento inicial.

A Companhia e suas controladas adotaram, em sua análise, uma abordagem simplificada, considerando que os saldos do seu contas a receber de clientes não possuem componentes de financiamento significativos e calculou a expectativa de perda considerando o histórico médio de não arrecadação sobre o total faturado em cada mês (tendo como base 12 meses do faturamento), segregados por classe de consumidor e projetados para os próximos 12 meses considerando-se a idade de vencimento das faturas, inclusive faturas ainda a vencer. A perda estimada para os saldos vencidos de clientes que renegociaram a sua dívida foi calculada com base na data de vencimento da fatura original, não sendo considerados os novos termos negociados. Para os saldos vencidos há mais de 12 meses, foi considerada a expectativa de perda integral.

Os impactos decorrentes da adoção inicial da IFRS 9/CPC 48 em 1º de janeiro de 2018 foram reconhecidos diretamente no Patrimônio Líquido, sem transitar pelo resultado do exercício, como segue:

01/01/2018
Consumidores e revendedores e transporte de energia (a)	150.114
Ajuste reflexo decorrente da investida Light	82.770
Imposto de renda e contribuição social diferidos (a)	(51.038)

181.846

(a)	Referem-se às perdas estimadas com créditos de liquidação duvidosa (PECLD) de valores a receber de consumidores da Cemig D.

2.3	Correlação entre as Notas Explicativas divulgadas nas Demonstrações Financeiras Anuais e as Informações Contábeis Intermediárias

Segue abaixo a correlação entre as Notas Explicativas divulgadas nas Demonstrações Contábeis Anuais Consolidadas de 31 de dezembro de 2017 e as Informações Contábeis Intermediárias Consolidadas de 31 de março de 2018.

A Companhia entende que as atualizações relevantes referentes à sua situação patrimonial e ao resultado do trimestre findo em 31 de março de 2018 estão apresentadas nestas Informações Contábeis Intermediárias, estando em conformidade com os requerimentos de divulgação emitidos pela Comissão de Valores Mobiliários (CVM).

Número das Notas Explicativas		Título das Notas Explicativas
31/12/2017	31/03/2018
1	1	Contexto Operacional
2	2	Base de Preparação
3	3	Princípios de Consolidação
4	4	Das Concessões e Autorizações
5	31	Segmentos Operacionais
6	5	Caixa e Equivalentes de Caixa
7	6	Títulos e Valores Mobiliários
8	7	Consumidores e Revendedores e Concessionários de Transportes de Energia
9	8	Tributos Compensáveis
10	9	Imposto de Renda e Contribuição Social
11	10	Fundos Vinculados
12	11	Contas a Receber do Estado de Minas Gerais
13	12	Depósitos Vinculados a Litígios
14	13	Reembolso de Subsídios Tarifários
15	14	Ativos e Passivos Financeiros da Concessão
16	15	Investimentos
17	16	Imobilizado
18	17	Intangível
19	18	Fornecedores
20	19	Impostos, Taxas e Contribuições e Imposto de Renda e Contribuição Social
21	20	Empréstimos, Financiamentos e Debêntures
22	21	Encargos Regulatórios
23	22	Obrigações Pós-Emprego
24	23	Provisões
25	24	Patrimônio Líquido e Remuneração aos Acionistas
26	25	Receita
27	26	Custos e Despesas Operacionais
28	27	Receitas e Despesas Financeiras
29	28	Transações com Partes Relacionadas
30	29	Instrumentos Financeiros e Gestão de Riscos
31	30	Mensuração Pelo Valor Justo
34	32	Reajuste Tarifário Anual
35	33	Transações não Envolvendo Caixa
36	34	Eventos Subsequentes

As Notas Explicativas do relatório anual de 2017 que foram suprimidas nas Informações Contábeis Intermediárias Consolidadas pelo fato de não apresentarem alterações relevantes e/ou não serem aplicáveis às informações intermediárias são as seguintes:

Número	Título das Notas Explicativas
32	Seguros
33	Obrigações Contratuais

3.	PRINCÍPIOS DE CONSOLIDAÇÃO

As datas das Informações Contábeis Intermediárias das sociedades controladas e controladas em conjunto utilizadas para a consolidação e cálculo de equivalência patrimonial, respectivamente, coincidem com as da Companhia. As práticas contábeis são aplicadas de maneira uniforme àquelas utilizadas pela controladora.

A Companhia utiliza os critérios de consolidação integral e as participações diretas da Cemig, incluídas na consolidação são como segue:

Sociedades Controladas	Forma de Avaliação	31/03/2018	31/12/2017
		Participação Direta (%)	Participação Direta (%)
Cemig Geração e Transmissão	Consolidação	100,00	100,00
Cemig Distribuição	Consolidação	100,00	100,00
Gasmig	Consolidação	99,57	99,57
Cemig Telecom (2)	Consolidação	—	100,00
Rosal Energia	Consolidação	100,00	100,00
Sá Carvalho	Consolidação	100,00	100,00
Horizontes Energia	Consolidação	100,00	100,00
ENGED (Usina Térmica Ipatinga) (1)	Consolidação	100,00	100,00
Cemig PCH	Consolidação	100,00	100,00
Cemig Trading	Consolidação	100,00	100,00
Efficientia	Consolidação	100,00	100,00
Cemig Comercializadora de Energia Incentivada	Consolidação	100,00	100,00
UTE Barreiro	Consolidação	100,00	100,00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidação	100,00	100,00

(1)	Em 2018, a razão social da UTE Ipatinga foi alterada para Empresa de Negócios em Geração Distribuída S.A.
(2)	Empresa incorporada pela Companhia em 31 de março de 2018.

4.	DAS CONCESSÕES E AUTORIZAÇÕES

A Cemig e suas controladas detêm junto à ANEEL as seguintes concessões e autorizações:

	Empresa detentora da concessão/ autorização	Contrato de concessão/autorização	Data de Vencimento
GERAÇÃO DE ENERGIA
Usinas Hidrelétricas
Emborcação (1)	Cemig GT	07/1997	07/2025
Nova Ponte (1)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolução 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Resolução autorizativa 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consórcio) (1)	Cemig GT	06/1997	01/2033
Salto Morais (1)	Cemig GT	02/2013	07/2020
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Luiz Dias (1)	Cemig GT	02/2013	08/2025
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Xicão (1)	Cemig GT	02/2013	08/2025
Três Marias (2)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (2)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (2)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (2)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência e Piau (2)	Cemig Geração Sul	12/2016 e 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras (2)	Cemig Geração Leste	14/2016 e 15/2016	01/2046
Cajurú, Gafanhoto e Martins (2)	Cemig Geração Oeste	16/2016	01/2046
Usinas Termelétricas
Igarapé (1)	Cemig GT	07/1997	08/2024
TRANSMISSÃO DE ENERGIA
Rede Básica (3)	Cemig GT	006/1997	01/2043
Subestação – SE Itajubá (3)	Cemig GT	79/2000	10/2030
DISTRIBUIÇÃO DE ENERGIA (4)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045
DISTRIBUIÇAO DE GÁS (4)	Gasmig	Lei Estadual 11.021/1993	01/2053

(1)	Referem-se a contratos de concessão de geração de energia que não estão dentro do escopo do ICPC 01 / IFRIC 12 cujos ativos de infraestrutura encontram-se registrados como ativo imobilizado pelo fato de que o poder concedente não controla para quem e o preço dos serviços prestados, sendo sua energia comercializada principalmente no Ambiente de Contratação Livre (“ACL”).
(2)	Referem-se a contratos de concessão de geração de energia cuja receita referente à bonificação de outorga está dentro do escopo do ICPC 01 / IFRIC 12, sendo a mesma classificada como ativo financeiro da concessão.
(3)	Referem-se a contratos de concessão de transmissão de energia que estão dentro do escopo do ICPC 01 / IFRIC 12, dentro do modelo de ativo financeiro, sendo o reconhecimento da receita e custos das obras relacionadas à formação do ativo financeiro através dos gastos incorridos. O ativo financeiro indenizável é identificado quando a implementação da infraestrutura é finalizada e incluído como remuneração dos serviços de implementação da infraestrutura.
(4)	Referem-se a contratos de concessão que estão dentro do escopo do ICPC 01 / IFRIC 12 e cujos ativos de infraestrutura da concessão encontram-se registrados de acordo com o modelo bifurcado entre ativo intangível e ativo financeiro.

5.	CAIXA E EQUIVALENTES DE CAIXA

	Consolidado		Controladora
	31/03/2018	31/12/2017	31/03/2018	31/12/2017
Contas Bancárias	41.998	113.495	5.140	4.645
Aplicações Financeiras
Certificados de Depósitos Bancários – CDB (1)	307.709	685.826	12.752	20.799
Overnight (2)	72.621	226.629	3.138	13.228
Outros	—	4.307	—	—

	380.330	916.762	15.890	34.027

	422.328	1.030.257	21.030	38.672

(1)	Os Certificados de Depósito Bancário – (CDB) são remunerados a um percentual do Certificado de Depósito Inter-bancário (CDI), divulgado pela Câmara de Custódia e Liquidação—CETIP que variam entre 75% a 106% em 31 de março de 2018 (50% a 106% em 31 de dezembro de 2017) conforme operação. Para esses CDBs, a Companhia possui operações compromissadas afirmando, em suas respectivas notas de negociação, o compromisso de recompra do título pelo Banco, a vista, na data de vencimento da operação, ou antecipadamente, a critério do cliente.
(2)	As operações de overnight consistem em aplicações de curto prazo, com disponibilidade para resgate no dia subsequente à data da aplicação. Normalmente são lastreadas por letras, notas ou obrigações do Tesouro e referenciadas em uma taxa pré-fixada de 6,39% a.a. em 31 de março de 2018 (6,89% em 31 de dezembro de 2017) e têm o objetivo de liquidar obrigações de curto prazo da Companhia ou serem utilizadas na compra de outros ativos de melhor remuneração para recompor o portfólio.

A exposição da Companhia a riscos de taxa de juros e análise de sensibilidade para ativos e passivos financeiros são divulgados na nota explicativa nº 29.

6.	TÍTULOS E VALORES MOBILIÁRIOS

	Consolidado		Controladora

	31/03/2018	31/12/2017	31/03/2018	31/12/2017
Aplicações Financeiras
Circulante
Certificados de Depósitos Bancários (CDB) (1)	1.774	2.652	68	144
Letras Financeiras (LFs) – Bancos (2)	197.627	303.355	8.539	17.706
Letras Financeiras do Tesouro (LFTs) (3)	221.567	739.945	9.574	43.189
Debêntures (4)	7.250	10.663	832	2.142
Outros	10.295	1.769	1.243	779

	438.513	1.058.384	20.256	63.960
Não Circulante
Debêntures	9.936	29.753	429	1.737

	9.936	29.753	429	1.737

	448.449	1.088.137	20.685	65.697

(1)	Os Certificados de Depósito Bancário – (CDB) são remunerados a um percentual do Certificado de Depósito Interbancário (CDI) divulgado pela Câmara de Custódia e Liquidação (CETIP), que variam entre 100,50% a 105,25%, em 31 de março de 2018 (100,25% a 105,25% em 31 de dezembro de 2017), conforme operação.
(2)	As Letras Financeiras – Bancos (LFs) são títulos de renda fixa, pós-fixados, emitidos pelos bancos e remunerados a um percentual do Certificado de Depósito Interbancário (CDI) divulgado pela Câmara de Custódia e Liquidação (CETIP). As LFs que compõem a carteira da Cemig GT possuem taxa de remuneração que variam entre 102% a 112% do CDI em 31 de março de 2018 (102,01 a 112% em 31 de dezembro de 2017).
(3)	As Letras Financeiras do Tesouro (LFT) são títulos pós-fixados, cuja rentabilidade segue a variação da taxa SELIC diária registrada entre a data da compra e a data de vencimento do título
(4)	Debêntures são títulos de dívida, de médio e longo prazo, que conferem a seu detentor um direito de crédito contra a companhia emissora. As debêntures possuem taxa de remuneração que variam entre 104,25% a 161,54% do CDI em 31 de março de 2018 (104,25% a 161,54% em 31 de dezembro de 2017).

A classificação destes títulos e valores mobiliários está apresentada na nota explicativa nº 29. As aplicações financeiras em títulos de partes relacionadas estão demonstradas na nota explicativa nº 28.

7.	CONSUMIDORES E REVENDEDORES E CONCESSIONÁRIOS DE TRANSPORTE DE ENERGIA

	Consolidado
	Saldos a Vencer	Vencidos até 90 dias	Vencidos há mais de 90 dias	31/03/2018	31/12/2017
Fornecimento Faturado	1.020.470	671.191	811.480	2.503.141	2.688.622
Fornecimento não Faturado	910.758	—	—	910.758	993.699
Suprimento a Outras Concessionárias	31.024	62.823	1.763	95.610	25.642
Suprimento a Outras Concessionárias não Faturado	247.944	—	—	247.944	283.061
Câmara de Comercialização de Energia Elétrica CCEE	263.772	9.332	168	273.272	381.150
Concessionários – Transporte de Energia Faturado	44.363	25.343	94.821	164.527	159.194
Concessionários – Transporte de Energia não Faturado	182.961	—	—	182.961	177.308
(-) Perdas estimadas para créditos de liquidação duvidosa	(46.636)	(17.422)	(662.117)	(726.175)	(567.956)

	2.654.656	751.267	246.115	3.652.038	4.140.720

Ativo Circulante				3.399.760	3.885.392
Ativo não Circulante				252.278	255.328

	Controladora
	Saldos a Vencer	Vencidos até 90 dias	Vencidos há mais de 90 dias	31/03/2018	31/12/2017
Fornecimento Faturado	16.355	274	1.976	18.604	—
Fornecimento não Faturado	11.796	—	—	11.796	—
(-) Perdas estimadas para créditos de liquidação duvidosa	—	—	(1.133)	(1.133)	—

	28.151	274	843	29.267	—

Ativo Circulante				17.809
Ativo não Circulante				11.458

A exposição da Companhia e suas controladas a risco de crédito relacionada a Consumidores e Revendedores está divulgada na nota explicativa nº 29.

O ajuste para perdas estimadas em créditos de liquidação duvidosa é considerado suficiente para cobrir eventuais perdas na realização desses ativos e sua composição, por classe de consumidor, é como segue:

	31/03/2018	31/12/2017
Residencial	142.737	160.482
Industrial	203.180	178.058
Comércio, Serviços e Outras	167.125	117.438
Rural	27.418	17.334
Poder Público	85.924	11.984
Iluminação Pública	5.607	4.740
Serviço Público	26.454	10.187
Encargos de Uso de Rede—TUSD	67.730	67.733

	726.175	567.956

A movimentação do ajuste para perdas estimadas em créditos de liquidação duvidosa no primeiro trimestre é como segue:

Saldo em 31 de dezembro de 2016	660.105

Constituições líquidas	66.195

Saldo em 31 de março de 2017	726.300

Saldo em 31 de dezembro de 2017	567.956

Adoção inicial CPC 48	150.114
Constituições líquidas	76.183
Baixas	(68.078)

Saldo em 31 de março de 2018	726.175

A Companhia registrou, em 1º de janeiro de 2018, contra a rubrica de Lucros Acumulados, os efeitos decorrentes da adoção da norma IFRS 9/CPC 48. Mais detalhes na nota explicativa nº2 dessas Informações Contábeis intermediárias.

Adiantamento de clientes

A Cemig GT e Cemig D receberam de determinados clientes adiantamentos pela venda de energia, sendo que o saldo da obrigação referente a energia ainda não entregue está demonstrado a seguir:

Consolidado e Controladora
Saldo em 31 de dezembro de 2016	181.200

Adição	141.875
Baixa	(32.388)
Atualização Financeira	12.561

Saldo em 31 de março de 2017	303.248

Saldo em 31 de dezembro de 2017	232.762

Baixa	(59.510)
Atualização Financeira	3.619

Saldo em 31 de março de 2018	176.871

Os adiantamentos serão atualizados até o momento da efetiva entrega da energia pela Cemig GT e Cemig D nas condições a seguir:

31/03/2018				Saldo em 31/03/2018	Saldo em 31/12/2017
Contraparte	Período previsto para faturamento	Índice de atualização dos valores antecipados	Quantidade de MwH a entregar
BTG Pactual	jan/2018	1,57% a.m.	—	—	17.287
BTG Pactual	jan/2018	1,2%a.m.	—	—	25.633
Deal Comercializadora	jan/2018	1,2% a.m.	—	—	772
White Martins Gases Industriais Ltda	mai/2018 a mar/2019	124% do CDI	286.189	139.362	147.066
White Martins Gases Industriais Ltda	mai/2018 a mar/2019	124% do CDI	—	37.509	42.004

				176.871	232.762

A receita de venda de energia antecipada é reconhecida no resultado apenas quando ocorre a sua efetiva entrega.

8.	TRIBUTOS COMPENSÁVEIS

	Consolidado		Controladora
	31/03/2018	31/12/2017	31/03/2018	31/12/2017
Circulante
ICMS a Recuperar	74.134	71.430	5.839	—
PIS-PASEP	10.605	12.130	20	6
COFINS	49.813	56.023	103	37
Outros	24.518	34.207	90	—

	159.070	173.790	6.052	43
Não Circulante
ICMS a Recuperar	226.132	224.752	—	—
PIS-PASEP	43	569	3	2
COFINS	197	3.131	11	12
Outros	2.225	2.226	1.796	1.796

	228.597	230.678	1.810	1.810

	387.667	404.468	7.862	1.853

Os créditos de ICMS a recuperar, registrados no ativo não circulante, são decorrentes principalmente de aquisições de Ativo Imobilizado e Intangível, que podem ser compensados em 48 meses. A transferência para o não circulante foi feita de acordo com estimativas da Administração dos valores que deverão ser realizados após março de 2019.

Os créditos de PIS-PASEP e COFINS gerados pelas aquisições de máquinas e equipamentos são compensados de forma imediata.

9.	IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

a)	Imposto de Renda e Contribuição Social a Recuperar

Os saldos de Imposto de Renda e Contribuição Social referem-se a créditos da Declaração do Imposto de Renda da Pessoa Jurídica – DIPJ de anos anteriores e a antecipações que serão compensadas com Tributos Federais a pagar a serem apurados.

	Consolidado		Controladora
	31/03/2018	31/12/2017	31/03/2018	31/12/2017
Circulante
Imposto de Renda	169.749	223.539	20.714	19.124
Contribuição Social	119.540	116.035	2.733	598

	289.289	339.574	23.447	19.722
Não Circulante
Imposto de Renda	1.188	6.685	1.188	6.685
Contribuição Social	13.932	13.932	13.932	13.932

	15.120	20.617	15.120	20.617

	304.409	360.191	38.567	40.339

b)	Imposto de Renda e Contribuição Social Diferidos

A Companhia e suas controladas possuem créditos tributários de imposto de renda e contribuição social, constituídos sobre saldos de prejuízos fiscais, base negativa de contribuição social e diferenças temporárias, às alíquotas de 25% e 9%, respectivamente, conforme segue:

	Consolidado		Controladora

	31/03/2018	31/12/2017	31/03/2018	31/12/2017
Ativos Fiscais Diferidos
Prejuízo Fiscal/Base Negativa	502.926	523.595	167.426	165.235
Provisões	1.111.822	1.092.557	542.548	527.166
Obrigações Pós-Emprego	1.195.441	1.179.257	147.974	144.176
Perdas estimadas em créditos de liquidação duvidosa (PECLD)	261.759	207.415	8.161	7.775
Tributos com exigibilidade suspensa	14.158	14.093	—	—
Concessão Onerosa	8.304	8.227	—	—
Ajuste a Valor Justo Swap—Perda	838	12.923	838	—
Outros	14.516	14.212	4.990	—

Total	3.109.764	3.052.279	871.937	844.352

Passivos Fiscais Diferidos
Custo de Captação	(28.105)	(31.115)	—	—
Custo atribuído	(255.947)	(275.543)	—	—
Custo de Aquisição de Participações Societárias	(459.094)	(463.573)	(86.989)	(87.613)
Encargos Financeiros Capitalizados	(166.357)	(165.582)	—	—
Tributos sobre rendas não resgatadas – Lucro Presumido	(1.961)	(785)	—	—
Ganho indenização de ativos de transmissão	(919.753)	(937.485)	—	—
Ajuste a Valor Justo Swap—Ganho	(22.118)	—	—	—
Outros	(41.406)	(41.657)	(8.225)	—

Total	(1.894.741)	(1.915.740)	(95.214)	(87.613)

Total Líquido	1.215.023	1.136.539	776.723	756.739

Total do Ativo	1.939.086	1.871.228	776.723	756.739
Total do Passivo	(724.063)	(734.689)	—	—

c)	Conciliação da Despesa com Imposto de Renda e Contribuição Social

A conciliação da despesa nominal de Imposto de Renda (alíquota de 25%) e da Contribuição Social (alíquota de 9%) com a despesa efetiva, apresentada na Demonstração de Resultado, é como segue:

	Consolidado		Controladora
	31/03/2018	31/03/2017	31/03/2018	31/03/2017
Lucro Antes do Imposto de Renda e Contribuição Social	636.212	506.123	445.515	332.637
Imposto de Renda e Contribuição Social – Despesa Nominal	(216.312)	(172.082)	(151.475)	(113.097)
Efeitos Fiscais Incidentes sobre:
Resultado de Equivalência Patrimonial (líquido dos efeitos de Juros sobre Capital Próprio)	17.737	8.593	170.069	122.841
Contribuições e Doações Indedutíveis	(369)	(832)	—	—
Incentivo Fiscal	3.191	3.796	—	—
Provisão desligamento voluntário	(254)	—	(2)	—
Créditos Fiscais não Reconhecidos	—	93	—	—
Diferença entre Lucro Presumido e Lucro Real	27.210	2.627	—	—
Multas Indedutíveis	(4.006)	(4.758)	(6)	(6)
Excedente de Reativos e Ultrapassagem de Demanda	—	(3.075)	—	—
Outros	1.186	2.249	348	221

Imposto de Renda e Contribuição Social – Receita (Despesa) Efetiva	(171.617)	(163.389)	18.934	9.959

Imposto Corrente	(185.026)	(233.457)	—	—
Imposto Diferido	13.409	70.068	18.934	9.959

	(171.617)	(163.389)	18.934	9.959

Alíquota Efetiva	26,97%	32,28%	4,25%	2,91%

10.	FUNDOS VINCULADOS

O valor dos fundos vinculados, no montante de R$108.197 no consolidado e R$89.556 na controladora, refere-se principalmente a valor depositado em instituição financeira, em conformidade com o acordo de acionistas da RME, como garantia para liquidação das opções de venda de participação nessa empresa.

11.	CONTAS A RECEBER DO ESTADO DE MINAS GERAIS

Em 25 de outubro de 2017 a Companhia assinou um Termo de Reconhecimento de Débitos junto ao Estado de Minas Gerais, através da Secretaria de Estado de Fazenda, por meio do qual o Estado se comprometeu a devolver à Companhia o montante total depositado, atualizado monetariamente pelo IGP-M, referente a discussão administrativa quanto ao critério de atualização dos montantes repassados pelo Governo do Estado como adiantamento para futuro aumento de capital em anos anteriores.

O Termo de Reconhecimento de Débitos assinado entre as partes prevê a devolução por parte do Estado do montante de R$281.309, sendo R239.445 relativo ao valor original do depósito e R$45.718 relativo a sua atualização financeira, sendo R$3.851 reconhecidos no período de três meses findo em 31 de março de 2018. Este valor será devolvido à Companhia pelo Estado em 12 parcelas mensais e consecutivas, atualizadas monetariamente pelo IGP-M até a data do efetivo desembolso, sendo a primeira parcela com vencimento em 10 de novembro de 2017. Adicionalmente, a Cláusula 3ª do referido Termo prevê que, em caso de mora ou inadimplemento por parte do Estado no pagamento das parcelas mensais e consecutivas acordadas, a Cemig está autorizada a proceder a retenção dos dividendos ou juros sobre capital próprio distribuíveis ao Estado, na proporção de sua participação, enquanto perdurar a mora e/ou inadimplência. Até 31 de março de 2018 foram recebidos R$46.291, correspondentes a duas parcelas, permanecendo um saldo a receber de R$238.869. Encontram-se em atraso as parcelas vencidas desde janeiro de 2018, entretanto, a Administração da Companhia entende que não incorrerá em perdas na realização desses recebíveis tendo em vista inclusive as garantias mencionadas acima.

12.	DEPÓSITOS VINCULADOS A LITÍGIOS

Os depósitos vinculados a litígios referem-se, principalmente, a contingências trabalhistas e a obrigações fiscais.

Os principais depósitos vinculados a litígios, relativos às obrigações fiscais, referem-se à exclusão do ICMS da base de cálculo do PASEP e COFINS.

	Consolidado		Controladora
	31/03/2018	31/12/2017	31/03/2018	31/12/2017
Trabalhista	316.483	303.699	36.426	35.270
Fiscais
Imposto de Renda sob JCP	27.083	26.861	248	244
PASEP/COFINS (1)	1.317.445	1.337.086	—	—
ITCD	49.509	48.981	49.070	48.541
IPTU	88.164	79.505	72.004	68.675
FINSOCIAL	37.494	37.170	37.494	37.170
IR/CS—Indenização do Anuênio (2)	269.367	267.432	12.946	12.853
Outros	144.046	116.585	31.314	31.252

	1.933.108	1.913.620	203.076	198.735
Outros
Regulatório	52.613	60.243	30.073	29.589
Responsabilidade Civil	15.941	16.094	5.813	5.811
Relações de Consumo	6.568	6.204	1.568	1.561
Bloqueio Judicial	12.281	14.358	5.872	5.515
Outros	22.742	21.414	1.610	1.310

	110.145	118.313	44.936	43.786

	2.359.736	2.335.632	284.438	277.791

(1)	Depósito judicial relativo ao questionamento da constitucionalidade da inclusão do ICMS na base de cálculo do PASEP/COFINS. Vide mais detalhes na nota explicativa nº 23 – Provisões (Inclusão do ICMS na base de cálculo de PASEP/COFINS).
(2)	Ver mais detalhes na nota explicativa nº 23 – Provisões (Indenização do Anuênio);

1)	Inclusão do ICMS na base de cálculo de PASEP/COFINS

Refere-se aos depósitos judiciais relacionados ao questionamento judicial da constitucionalidade da inclusão do ICMS na base dessas contribuições. As controladas Cemig D e Cemig GT obtiveram liminar para não efetuar o recolhimento e autorização para o depósito judicial a partir de 2008 e mantiveram esse procedimento até agosto de 2011. A partir dessa data, apesar de continuarem a questionar judicialmente a base de cálculo, optaram por recolher mensalmente as contribuições.

Em outubro de 2017, o Supremo Tribunal Federal – STF publicou o Acórdão do julgamento do Recurso Extraordinário, em sede de repercussão geral, de forma favorável à tese das controladas. Baseada na opinião de seus assessores jurídicos as controladas adotaram os seguintes procedimentos:

∎	A Cemig GT reverteu a provisão no montante de R$101.233, com efeito no lucro líquido do exercício de 2017, registrada como reversão de deduções à receita, no 4º trimestre daquele ano, remanescendo um depósito judicial no montante de R$185.205.

∎	A Cemig D, realizou a baixa dos passivos relativos a essas contribuições e constituiu um passivo relativo ao ressarcimento a seus consumidores. Mais detalhes nota explicativa nº 19.

13.	REEMBOLSO DE SUBSÍDIOS TARIFÁRIOS

Os subsídios incidentes nas tarifas aplicáveis aos usuários do serviço público de distribuição de energia elétrica são reembolsados através dos repasses de recursos da Conta de Desenvolvimento Energético (CDE).

Em 31 de março de 2018, o montante apropriado como receitas de subsídios foi de R$225.493 (R$191.254 em 2017). Dos valores provisionados, a Cemig D tem a receber R$73.345 (R$73.345 em 2017) e a Cemig GT R$3.386 (R$3.741 em 2017), reconhecidos no ativo circulante.

14.	ATIVOS E PASSIVOS FINANCEIROS DA CONCESSÃO

Consolidado	31/03/2018	31/12/2017
Ativos Relacionados à Infraestrutura (1)
Concessões de Distribuição	375.758	369.762
Concessões de Transmissão (1.2)	546.672	547.800
Indenização a Receber – transmissão (1.1)	1.852.673	1.928.038
Indenizações a Receber – geração (1.3)	1.918.002	1.900.757
Bonificação pela Outorga – Concessões de geração (1.4)	2.357.819	2.337.135

	7.050.924	7.083.492
Conta de Compensação de Variação de Valores de Itens da “Parcela A” CVA e Outros Componentes Financeiros (2)	397.760	369.010

Total	7.448.684	7.452.502

Ativo Circulante	1.020.131	847.877
Ativo Não Circulante	6.428.553	6.604.625

Passivos Financeiros da Concessão—consolidado	31/03/2018	31/12/2017
Conta de Compensação de Variação de Valores de Itens da “Parcela A” CVA e Outros Componentes Financeiros (2)	155.214	414.800
Passivo Circulante	155.214	414.800

A movimentação dos ativos financeiros da concessão relacionados à infraestrutura é como segue:

	Transmissão	Geração	Distribuição	Consolidado
Saldo em 31 de dezembro de 2016	2.287.511	2.800.389	216.107	5.304.007

Adições	2.920	—	25.206	28.126
Transferência do imobilizado da Usina não Renovada UHE Volta Grande	—	70.252	—	70.252
Baixas	(218)	—	(16)	(234)
Recebimentos	(4.245)	(55.615)	—	(59.860)
Atualização Financeira	65.830	79.506	1.228	146.564

Saldo em 31 de março de 2017	2.351.798	2.894.532	242.525	5.488.855

Saldo em 31 de dezembro de 2017	2.475.838	4.237.892	369.762	7.083.492

Adições	1.063	—	—	1.063
Recebimentos	(130.324)	(61.142)	—	(191.466)
Transferências entre Imobilizado/Ativo Financeiro/Intangível	—	—	5.250	5.250
Atualização Financeira	52.768	99.071	792	152.631
Baixas	—	—	(46)	(46)

Saldo em 31 de março de 2018	2.399.345	4.275.821	375.758	7.050.924

1)	Ativos Relacionados à Infraestrutura

Os contratos de distribuição e transmissão de energia elétrica e distribuição de gás das controladas estão dentro dos critérios de aplicação da Interpretação Técnica ICPC 01 (IFRIC 12), que trata de contratos de concessão, e referem-se à infraestrutura investida que será objeto de indenização do Poder Concedente, durante o período e ao final das concessões, conforme previsto no marco regulatório dos segmentos e nos contratos de concessão assinados entre a Cemig e suas controladas e os respectivos poderes concedentes.

1.1)	Transmissão—Indenização a Receber

Os contratos de concessão de transmissão da Cemig GT estão dentro dos critérios de aplicação da Interpretação Técnica ICPC 01 (IFRC 12), que trata de contabilização dos contratos de concessões, e referem-se à infraestrutura investida que será objeto de indenização pelo Poder Concedente, durante o período e ao final das concessões, conforme previsto no marco regulatório do setor elétrico e no contrato de concessão.

Em 22 de abril de 2016, o Ministério de Minas e Energia – MME publicou a Portaria MME nº 120 definindo o prazo e a forma para pagamento do valor remanescente da indenização. A Portaria determinou, ainda, que os valores homologados pela ANEEL passem a compor a Base de Remuneração Regulatória e que o custo de capital seja adicionado às respectivas Receitas Anuais Permitidas (“RAP”).

Em 16 de agosto de 2016, a ANEEL, através do Despacho nº 2.181, homologou o valor de R$892.050, na data base de dezembro de 2012, correspondente à parcela dos ativos reversíveis ainda não amortizados para fins de indenização à Cemig GT, que foi registrado como um ativo financeiro, com prazo e taxa de juros específicos, de acordo com suas características.

O valor de indenização a ser recebido, atualizado até 31 de março de 2018, no montante de R$1.852.673 (R$1.928.038 em 31 de dezembro de 2017), corresponde aos créditos abaixo:

Parcelas de remuneração e depreciação não pagas desde as prorrogações das concessões

As parcelas de remuneração e depreciação não pagas desde as prorrogações das concessões até o processo tarifário de 2017, no valor de R$972.663 (R$992.802 em 31 de dezembro de 2017) são atualizadas pelo Índice Nacional de Preços ao Consumidor Amplo—IPCA e remuneradas pelo Custo Médio Ponderado de Capital do segmento de transmissão definido pela ANEEL nas metodologias de Revisão Tarifária Periódica das Receitas das Concessionárias a ser pago pelo prazo de 8 anos com ressarcimento pela RAP.

Indenização dos ativos de transmissão—liminar obtida por consumidores industriais

Em 10 de abril de 2017, foi concedida tutela antecipada em favor da Associação Brasileira de Grandes Consumidores Livres, da Associação Técnica Brasileira das Indústrias Automáticas de Vidro e da Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico no âmbito do processo judicial promovido por essas entidades em face da Aneel e da União visando a suspensão dos efeitos sobre as suas tarifas do pagamento da indenização dos ativos de transmissão devidos aos agentes do setor elétrico que fizeram a adesão aos termos da Lei 12.783/13.

A tutela antecipada foi em caráter parcial, com efeitos relacionados a suspensão da inclusão nas tarifas dos consumidores dessas Associações da parcela da indenização correspondente a remuneração do custo do capital próprio incorporado desde a prorrogação das concessões, que corresponde a R$321.669 em 31 de março de 2018 (R$316.138 em 31 de dezembro de 2017), atualizado pela variação do IPCA.

A Aneel, em atendimento à decisão judicial, através da Nota Técnica nº 183/2017-SGT/ANEEL, de 22 de junho de 2017, apresentou o novo cálculo excluindo os valores referentes ao custo do capital próprio. A Companhia entende que esta é uma decisão provisória e que o seu direito de receber os devidos valores referentes aos ativos da Rede Básica Sistema Elétrico – RBSE está assegurado pela Lei, de forma que não é necessário nenhum ajuste ao valor registrado até 31 de março de 2018.

Ajuste da BRR dos ativos de transmissão – Nota Técnica Aneel nº 183/2017

A Aneel julgou devido o pleito da Companhia relativo à inclusão de alguns cabos condutores no cálculo tarifário e apurou as diferenças entre os valores de receita homologados nas revisões tarifárias de 23 de junho de 2009 e 08 de junho de 2010. Os novos valores calculados pela inclusão dos referidos condutores na Base de Remuneração de Ativos para o período compreendido entre julho de 2005 e dezembro de 2012 e foram atualizadas, tendo sido apurado o valor total de R$149.255, a preços de julho de 2017, a ser recebido pela Cemig GT em doze meses via RAP. Em 31 de março de 2018, o saldo a receber é de R$37.313 (R$74.627 em 31 de dezembro de 2017).

Saldo remanescente a ser recebido através da RAP

O saldo remanescente, no valor de R$521.028 em 31 de março de 2018 (R$544.471 em 31 de dezembro de 2017), foi incorporado à Base de Remuneração de Ativos e está sendo recuperado via RAP. A Cemig GT tem a expectativa de realização integral dos créditos a receber referentes à indenização dos ativos de transmissão cuja movimentação é apresentada a seguir:

Saldo em 31/12/2017	1.928.038
Atualização Financeira	49.841
Recebimentos (*)	(125.206)

Total em 31/03/2018	1.852.673

Saldo em 31/12/2016	1.805.230
Atualização Financeira	65.830

Total em 31/03/2017	1.871.060

(*)	Os recebimentos dos créditos passaram a ocorrer a partir de julho de 2017, após a homologação por parte da ANEEL.

1.2)	Transmissão – Ativos remunerados por tarifa

Para os novos ativos de melhorias e reforços implantados pelas concessionárias de transmissão, a ANEEL calcula parcela adicional de Receita Anual Permitida – RAP, conforme metodologia definida nos Procedimentos de Regulação Tarifária – PRORET.

De acordo com o PRORET, a receita estabelecida nas Resoluções é devida às transmissoras a partir da data da entrada em operação comercial do empreendimento. Nos períodos entre revisões as receitas associadas às melhorias e aos reforços têm caráter provisório, sendo redefinidas no processo de revisão subsequente à entrada em operação comercial do empreendimento, com efeitos retroativos à data de entrada em operação. Em 31 de março de 2017 o saldo a receber pela controlada Cemig GT é de R$546.672 (R$547.800 em 31 de dezembro de 2017).

1.3)	Geração—Indenização a Receber

Usinas operadas em regime de cotas a partir de 1º de janeiro de 2016

A partir de agosto de 2013, ocorreu o término das concessões para diversas usinas operadas pela Cemig GT sob o Contrato de Concessão nº 007/1997. Passando a Companhia a ter direito a indenização dos ativos ainda não amortizados, conforme previsto no contrato de concessão mencionado. Os saldos contábeis correspondentes a esses ativos, incluindo o Custo Atribuído (“Deemed Cost”), estão reconhecidos no Ativo Financeiro e montam R$816.411 em 31 de março de 2018 e 31 de dezembro de 2017.

Central Geradora	Data de vencimento das concessões	Capacidade instalada (MW)	Saldo líquido dos ativos com base no Custo Histórico	Saldo líquido dos ativos com base no Custo Atribuído
Lote D:
UHE Três Marias	jul/15	396	71.694	413.450
UHE Salto Grande	jul/15	102	10.835	39.379
UHE Itutinga	jul/15	52	3.671	6.589
UHE Camargos	jul/15	46	7.818	23.095
PCH Piau	jul/15	18,01	1.531	9.005
PCH Gafanhoto	jul/15	14	1.232	10.262
PCH Peti	jul/15	9,4	1.346	7.871
Dona Rita	set/13	2,41	534	534
PCH Tronqueiras	jul/15	8,5	1.908	12.323
PCH Joasal	jul/15	8,4	1.379	7.622
PCH Martins	jul/15	7,7	2.132	4.041
PCH Cajuru	jul/15	7,2	3.576	4.252
PCH Paciência	jul/15	4,08	728	3.936
PCH Marmelos	jul/15	4	616	4.265
Outras:
UHE Volta Grande	fev/17	380	25.621	70.118
UHE Miranda	dez/16	408	26.710	22.546
UHE Jaguara	ago/13	424	40.452	174.203
UHE São Simão	jan/15	1.710	2.258	2.920

		3.601,70	204.041	816.411

Conforme previsto na Resolução Normativa ANEEL nº 615/2014, os laudos de indenização das usinas, anteriormente operadas pela Cemig GT, que foram incluídas no Lote D e da Usina Volta Grande foram entregues à ANEEL e a Companhia e sua controlada não esperam perdas na realização desses ativos.

Em 31 de março de 2018, os investimentos realizados após a entrada em operação das Usinas Jaguara, São Simão e Miranda, nos valores de R$174.203, R$2.920 e R$22.546, respectivamente, encontram-se classificados na rubrica Ativos Financeiros da Concessão e a definição dos valores finais a serem indenizados está em processo de discussão junto à Aneel. A Administração da Companhia e de sua controlada não espera perdas na realização desses valores.

Usinas Miranda e São Simão

Os valores do Projeto Básico das usinas de Miranda e São Simão foram transferidos para a conta de indenização a receber e atualizados monetariamente pela variação da SELIC, em conformidade com os termos da Portaria nº 291/17 do Ministério de Minas e Energia – MME, conforme demonstrado a seguir:

Usinas	Miranda	São Simão	Total
Término da concessão	dez/16	jan/15
Saldo líquido dos ativos do Projeto Básico com base no Custo Atribuído em 31/12/2017	609.995	202.744	812.739
Ajuste (1)	174.157	40.855	215.012

Valores Portaria MME	784.152	243.599	1.027.751
Atualização	25.373	31.222	56.595

Saldo líquido dos ativos do Projeto Básico em 31/12/17	809.525	274.821	1.084.346
Atualização	12.875	4.370	17.245

Saldo líquido dos ativos do Projeto Básico em 31/03/18	822.400	279.191	1.101.591

(1)	Ajuste do saldo não amortizado das concessões das Usinas de São Simão e Miranda, conforme Portaria nº 291/17.

A Cemig GT está discutindo junto ao Ministério de Minas e Energia os critérios utilizados para a definição dos valores informados na Portaria nº 291/17, bem como a data de pagamento, tendo em vista que a citada Portaria estabele que o pagamento da indenização deverá ser realizado pela União até 31 de dezembro de 2018, condicionado à disponibilidade orçamentária e financeira.

1.4)	Bonificação pela outorga – Concessões de geração

Em junho de 2016 os Contratos de Concessão nº 08 ao 16/2016, referentes a 18 usinas hidrelétricas do Lote D do Leilão nº 12/2015 vencido pela Cemig GT, tiveram as suas titularidades transferidas para as respectivas Sociedades de Propósitos Específicos – SPE’s, subsidiárias integrais da Cemig GT, conforme demonstrado a seguir:

SPE	Usinas	Saldo em 31/12/2017	Atualização	Recebimento	Saldo em 31/03/2018
Cemig Geração Três Marias S.A.	Três Marias	1.330.134	44.361	(32.851)	1.341.644
Cemig Geração Salto Grande S.A.	Salto Grande	417.393	13.981	(10.360)	421.014
Cemig Geração Itutinga S.A.	Itutinga	155.594	5.837	(4.405)	157.026
Cemig Geração Camargos S.A.	Camargos	116.710	4.350	(3.279)	117.781
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	152.170	6.050	(4.614)	153.606
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	103.133	4.509	(3.503)	104.139
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	62.001	2.738	(2.130)	62.609

Total		2.337.135	81.826	(61.142)	2.357.819

	Usinas	Saldo em 31/12/2016	Atualização	Recebimento	Saldo em 31/03/2017
Cemig Geração Três Marias S.A.	Três Marias	1.283.197	42.718	(29.881)	1.296.034
Cemig Geração Salto Grande S.A.	Salto Grande	402.639	13.472	(9.424)	406.687
Cemig Geração Itutinga S.A.	Itutinga	149.904	5.728	(4.006)	151.626
Cemig Geração Camargos S.A.	Camargos	112.447	4.264	(2.983)	113.728
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência e Piau	146.553	5.999	(4.197)	148.355
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade e Tronqueiras	99.315	4.556	(3.187)	100.684
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto e Martins	59.710	2.769	(1.937)	60.542

Total		2.253.765	79.506	(55.615)	2.277.656

A bonificação pela outorga por 30 anos de concessão das 18 usinas foi de R$2.216.353, sendo reconhecida como um ativo financeiro em função do direito incondicional de receber o valor pago com atualização pelo IPCA mais juros remuneratórios (cujo total equivale à taxa interna de retorno do projeto) durante o período de vigência da concessão. A energia das usinas está sendo comercializada na proporção de 70% no Ambiente de Contratação Regulada (ACR) e 30% no Ambiente de Contratação Livre (ACL).

2)	Conta de Compensação de Variação de Valores de Itens da “Parcela A” (CVA) e Outros Componentes Financeiros

O Termo Aditivo que prorrogou o prazo de concessão da Cemig D garante que, no caso de extinção da concessão, por qualquer motivo, os saldos remanescentes (ativos e passivos) de eventual insuficiência de recolhimento ou ressarcimento pela tarifa também devam ser considerados pelo poder concedente para fins de indenização. Os saldos da conta de compensação de variação de custos da parcela A (CVA), da neutralidade dos encargos setoriais e outros componentes financeiros referem-se às variações positivas ou negativas entre a estimativa de custos não gerenciáveis da Cemig D e os pagamentos efetivamente ocorridos. As variações apuradas são atualizadas monetariamente com base na taxa SELIC e compensadas nos reajustes tarifários subsequentes.

Seguem abaixo os saldos desses ativos e passivos financeiros, devendo ser ressaltado que nas Informações Contábeis Intermediárias Consolidadas os saldos das rubricas estão apresentados pelo valor líquido no ativo ou passivo em conformidade aos reajustes tarifários homologados ou a serem homologados:

BALANÇO PATRIMONIAL	31/03/2018			31/12/2017
	Valores homologados pela ANEEL no último reajuste tarifário	Valores a serem homologados pela ANEEL nos próximos reajustes tarifários	Total	Valores homologados pela ANEEL no último reajuste tarifário	Valores a serem homologados pela ANEEL nos próximos reajustes tarifários	Total
Ativo	60.767	2.852.276	2.913.043	381.588	2.330.978	2.712.566
Ativo circulante	58.883	2.307.567	2.366.450	381.588	1.379.162	1.760.750
Ativo não circulante	1.884	544.709	546.593	—	951.816	951.816
Passivo	(214.097)	(2.456.400)	(2.670.497)	(796.388)	(1.961.968)	(2.758.356)
Passivo circulante	(214.097)	(1.953.303)	(2.167.400)	(796.388)	(1.220.637)	(2.017.025)
Passivo não circulante	—	(503.097)	(503.097)	—	(741.331)	(741.331)

Total circulante líquido	(155.214)	354.264	199.050	(414.800)	158.525	(256.275)

Total não circulante líquido	1.884	41.612	43.496	—	210.485	210.485

Total líquido	(153.330)	395.876	242.546	(414.800)	369.010	(45.790)

Componentes Financeiros	31/03/2018			31/12/2017
	Valores homologados pela ANEEL no último reajuste tarifário	Valores a serem homologados pela ANEEL nos próximos reajustes tarifários	Total	Valores homologados pela ANEEL no último reajuste tarifário	Valores a serem homologados pela ANEEL nos próximos reajustes tarifários	Total
Itens da “Parcela A”
Quota de recolhimento à conta de desenvolvimento energético – CDE	(50.306)	(4.558)	(54.864)	(154.234)	(89.414)	(243.648)
Tarifa de uso das instalações de transmissão dos integrantes da rede básica	3.750	61.007	64.757	9.058	23.448	32.506
Tarifa de transporte de energia elétrica proveniente de Itaipu	1.031	5.591	6.622	2.332	1.306	3.638
Programa de incentivo às fontes alternativas de energia – PROINFA	(1.752)	6.101	4.349	(5.148)	1.513	(3.635)
Encargo de serviço do sistema—ESS e encargo de energia de reserva – EER (1)	(14.219)	(655.322)	(669.541)	(40.105)	(586.413)	(626.518)
Energia elétrica comprada para revenda (2)	(39.590)	1.588.162	1.548.572	(90.616)	1.326.263	1.235.647
Outros componentes financeiros
Sobrecontratação de energia	3.343	(218.638)	(215.295)	8.357	(211.337)	(202.980)
Neutralidade da parcela A	(12.232)	96.121	83.889	(30.581)	74.076	43.495
Outros itens financeiros	(42.845)	(427.356)	(470.201)	(111.825)		(111.825)
Bandeiras tarifárias (3)	—	37	37	—	(134.008)	(134.008)
Ultrapassagem de demanda e excedente de reativos (4)	(510)	(55.269)	(55.779)	(2.038)	(36.424)	(38.462)

TOTAL	(153.330)	395.876	242.546	(414.800)	369.010	(45.790)

(1)	Devido ao aumento dos custos de risco hidrológico, ocorrido a partir de julho de 2017, a Aneel alterou as regras de repasse do excedente da Conta de Energia de Reserva—CONER para aliviar a pressão sobre o caixa das distribuidoras. A Cemig D recebeu da CONER cerca de R$254 milhões, não incluídos na cobertura tarifária, impactando diretamente o montante de CVA do ESS/EER a devolver ao consumidor no próximo reajuste tarifário, que ocorrerá em maio de 2018.
(2)	Diante de uma condição hidrológica desfavorável desde julho de 2017, houve menor geração hídrica e com isso o maior despacho de usinas térmicas, aumentando o PLD (preço de liquidação de diferenças) e impactando no nível de rebaixamento da garantia física das usinas hidrelétricas. Para as distribuidoras, isso acarreta em maiores custos de contratos de comercialização de energia elétrica no ambiente regulado—CCEARs de térmicas e maiores custos de risco hidrológico para as usinas de Itaipu, para aquelas que comercializam energia sob cotas de garantia física e para aquelas que venderam CCEARs e repactuaram o risco hidrológico. Diante destes fatos, a diferença para o custo contemplado na tarifa é maior, ocasionando um aumento no diferimento ativo com compra de energia em 31 de março de 2018 e 31 de dezembro de 2017.
(3)	Faturamento de bandeiras tarifárias ainda não homologado pela ANEEL.
(4)	A partir de março de 2017 os valores de ultrapassagem de demanda e excedente de reativos passaram a ser apropriados em passivos financeiros setoriais, conforme PRORET 2.1A, e somente serão amortizados quando da homologação do 5° ciclo de revisão tarifária periódica.

Abaixo a movimentação dos saldos de ativos e passivos financeiros:

Saldo em 31 de dezembro de 2016	(407.250)

(-) Constituição líquida de passivos financeiros	(157.842)
(-) Realização	(144.760)
(-) Repasses da Conta Centralizadora dos Recursos de Bandeiras Tarifárias – CCRBT	(2.721)
(+) Atualização Selic	(6.169)

Saldo em 31 de março de 2017	(718.742)

Saldo em 31 de dezembro de 2017	(45.790)

(-) Constituição líquida de ativos financeiros	178.444
(-) Realização	262.712
(-) Repasses da Conta Centralizadora dos Recursos de Bandeiras Tarifárias – CCRBT	(153.267)
(+) Atualização Selic	447

Saldo em 31 de março de 2018	242.546

Repasses da conta centralizadora dos recursos de bandeiras tarifárias – CCRBT

A conta centralizadora de recursos de bandeiras tarifárias (“CCRBT” ou “Conta Bandeira”) destina-se à administração dos recursos decorrentes da aplicação das bandeiras tarifárias aos consumidores cativos das concessionárias e permissionárias de distribuição de energia elétrica do Sistema Interligado Nacional (SIN), recolhidos em nome da conta de desenvolvimento energético (CDE) diretamente à conta bandeira. Os recursos são repassados pela Câmara de Comercialização de Energia Elétrica (CCEE) aos agentes de distribuição, considerando a diferença entre os valores realizados dos custos de geração por fonte termelétrica e da exposição aos preços de liquidação no mercado de curto prazo e a cobertura tarifária vigente.

No período de janeiro a março de 2018, os repasses da conta bandeira totalizaram R$153.267 (R$2.721 de janeiro a março de 2017) e foram reconhecidos como uma realização parcial da CVA constituída.

15.	INVESTIMENTOS

O quadro abaixo apresenta um sumário das informações financeiras em empresas controladas, coligadas e empreendimentos controlados em conjunto. As informações abaixo foram apresentadas pelo percentual de participação mantido pela Companhia.

	Controle	Consolidado		Controladora
		31/03/2018	31/12/2017	31/03/2018	31/12/2017
Cemig Geração e Transmissão	Controlada	—	—	5.041.111	4.793.832
Hidrelétrica Cachoeirão	Controlada em conjunto	47.757	57.957		—
Guanhães Energia	Controlada em conjunto	42.848	25.018		—
Hidrelétrica Pipoca	Controlada em conjunto	28.486	26.023		—
Retiro Baixo	Controlada em conjunto	161.454	157.773		—
Aliança Norte (Usina de Belo Monte)	Controlada em conjunto	607.318	576.704		—
Madeira Energia (Usina de Santo Antônio)	Coligada	508.285	534.761		—
FIP Melbourne (Usina de Santo Antônio)	Coligada	559.490	582.504		—
Lightger	Controlada em conjunto	42.412	40.832		—
Baguari Energia	Controlada em conjunto	158.575	148.422		—
Renova	Controlada em conjunto	241.208	282.524		—
Aliança Geração	Controlada em conjunto	1.272.146	1.242.170		—
Central Eólica Praias de Parajuru	Controlada em conjunto	58.351	60.101		—
Central Eólica Volta do Rio	Controlada em conjunto	61.410	67.725		—
Central Eólica Praias de Morgado	Controlada em conjunto	48.826	50.569		—
Amazônia Energia (Usina de Belo Monte)	Controlada em conjunto	915.691	866.554		—
Usina Hidrelétrica Itaocara S.A.	Controlada em conjunto	6.404	3.699		—
Cemig Distribuição	Controlada	—	—	4.123.956	3.737.310
Light	Controlada em conjunto	1.492.783	1.534.294	1.055.460	1.083.140
TAESA	Controlada em conjunto	1.147.014	1.101.462	1.147.012	1.101.462
Cemig Telecom (3)	Controlada	—	—	—	247.313
Ativas Data Center	Coligada	17.116	17.450	17.116	—
Gasmig	Controlada	—	—	1.425.068	1.418.271
Rosal Energia	Controlada	—	—	131.567	106.897
Sá Carvalho	Controlada	—	—	113.302	102.536
Horizontes Energia	Controlada	—	—	60.689	53.165
Usina Térmica Ipatinga	Controlada	—	—	4.985	4.932
Cemig PCH	Controlada	—	—	106.549	96.944
LEPSA (1)	Controlada	—	—	442.229	455.861
RME	Controlada em conjunto	372.947	383.233	372.947	383.233
UTE Barreiro	Controlada	—	—	18.130	17.982
Empresa de Comercialização de Energia Elétrica	Controlada	—	—	31.403	18.403
Efficientia	Controlada	—	—	7.448	7.084
Cemig Comercializadora de Energia Incentivada	Controlada	—	—	2.119	2.004
Companhia de Transmissão Centroeste de Minas	Controlada em conjunto	20.777	20.584	20.777	20.584
Cemig Trading	Controlada	—	—	42.385	29.206
Axxiom Soluções Tecnológicas	Controlada em conjunto	10.064	11.866	10.064	11.866
Cemig Overseas (2)	Controlada	—	—	174	158

Total do Investimento		7.821.362	7.792.225	14.174.491	13.692.183

(1)	Em 30 de novembro de 2017, a Companhia adquiriu a totalidade das ações da LEPSA, passando, então, a consolidar as informações financeiras desta controlada, cujo único ativo são as ações ordinárias e preferenciais da Light. Desta forma, a Companhia deixa de apresentar em suas demonstrações financeiras consolidadas o investimento anteriormente detido na LEPSA, passando a apresentar somente a participação detida na Light.
(2)	Empresa constituída na Espanha para avaliação de oportunidades de investimentos no exterior. Em 31 de março de 2018, a Empresa não possui operações.
(3)	Em 31 de março a Cemig Telecom foi incorporada pela Companhia.

As investidas da Companhia que não são consolidadas referem-se a controladas em conjunto, com exceção da participação na usina de Santo Antônio e Ativas Data Center, que referem-se a coligadas com influência significativa.

a)	Direito de exploração da atividade regulada

No processo de alocação do preço de aquisição das controladas em conjunto, foi identificado, basicamente, o ativo intangível referente ao direito de exploração da atividade regulada. Este ativo está apresentado em conjunto com o valor histórico dos investimentos na tabela acima. A amortização destes ativos ocorrerá durante o período remanescente de vigência das concessões de forma linear.

Controladora	31/12/2016	Amortização	31/03/2017	31/12/2017	Amortização	31/03/2018
Cemig Geração e Transmissão	303.937	(3.426)	300.511	285.768	(3.336)	282.432
Retiro Baixo	29.525	(296)	29.229	28.344	(296)	28.048
Central Eólica Praias de Parajuru	19.341	(382)	18.959	16.503	(354)	16.149
Central Eólica Volta do Rio	13.807	(252)	13.555	11.035	(218)	10.817
Central Eólica Praias de Morgado	27.406	(514)	26.892	23.956	(486)	23.470
Madeira Energia (Usina de Santo Antônio)	157.340	(1.489)	155.851	151.384	(1.489)	149.895
Aliança Norte (Usina de Belo Monte)	56.518	(493)	56.025	54.546	(493)	54.053
TAESA	288.146	(3.390)	284.756	188.745	(2.330)	186.415
Light	208.800	(5.590)	203.210	186.437	(5.590)	180.847
Gasmig	207.498	(1.978)	205.520	199.586	(1.978)	197.608
LEPSA	48.429	(1.266)	47.163	—	—	—
RME	48.429	(1.266)	47.163	43.365	(1.266)	42.099

TOTAL GERAL	1.105.239	(16.916)	1.088.323	903.901	(14.500)	889.401

Consolidado	31/12/2016	Amortização	31/03/2017	31/12/2017	Amortização	31/03/2018
TAESA	288.146	(3.390)	284.756	188.745	(2.330)	186.415
Light	208.800	(5.590)	203.210	186.437	(5.590)	180.847
Gasmig	207.498	(1.978)	205.520	199.586	(1.978)	197.608
LEPSA	48.429	(1.266)	47.163	—	—	—
RME	48.429	(1.266)	47.163	43.365	(1.266)	42.099

TOTAL	801.302	(13.490)	787.812	618.133	(11.164)	606.969

b)	A movimentação dos Investimentos, em empresas controladas e controladas em conjunto, é a seguinte:

Controladora	31/12/2017	Equivalência Patrimonial (Resultado)	Equivalência Patrimonial (Outros Resultados Abrangentes)	Dividendos	Aportes/ Aquisição	Outros	31/03/2018
Cemig Geração e Transmissão	4.793.832	247.279	—	—	—	—	5.041.111
Cemig Distribuição (2)	3.737.310	65.722	—	—	420.000	(99.076)	4.123.956
Cemig Telecom (1)	247.313	4.778	(416)	—	—	(251.675)	—
Ativas Data Center (1)	—	—	—	—	—	17.116	17.116
Rosal Energia	106.897	7.123	17.547	—	—	—	131.567
Sá Carvalho	102.536	10.766	—	—	—	—	113.302
Gasmig	1.418.271	30.023	—	(23.226)	—	—	1.425.068
Horizontes Energia	53.165	7.524	—	—	—	—	60.689
Usina Térmica Ipatinga	4.932	53	—	—	—	—	4.985
Cemig PCH	96.944	9.605	—	—	—	—	106.549
LEPSA (2)	455.861	11.914	(6)	(3.463)	—	(22.077)	442.229
RME (2)	383.233	7.479	(5)	(1.200)	—	(16.560)	372.947
UTE Barreiro	17.982	148	—	—	—	—	18.130
Empresa de Comercialização de Energia Elétrica	18.403	13.000	—	—	—	—	31.403
Efficientia	7.084	364	—	—	—	—	7.448
Cemig Comercializadora de Energia Incentivada	2.004	115	—	—	—	—	2.119
Companhia de Transmissão Centroeste de Minas	20.584	1.394	—	(1.201)	—	—	20.777
Light (2)	1.083.140	24.156	(13)	(7.689)	—	(44.134)	1.055.460
Cemig Trading	29.206	13.179	—	—	—	—	42.385
Axxiom Soluções Tecnológicas	11.866	(1.802)	—	—	—	—	10.064
Taesa	1.101.462	45.550	—	—	—	—	1.147.012
Cemig Overseas	158	—	—	—	16	—	174

	13.692.183	498.370	17.107	(36.779)	420.016	(416.406)	14.174.491

(1)	A movimentação incluída na coluna de “Outros” decorre da incorporação da Cemig Telecom em Março/2018. Vide nota explicativa nº 1.
(2)	A movimentação incluída na coluna “Outros” decorre dos os impactos oriundos da adoção inicial dos novos pronunciamentos contábeis em 1º de janeiro de 2018 reconhecidos pelas investidas diretamente no Patrimônio Líquido, sem transitar pelo resultado do período. Vide nota explicativa nº 2.2.

Adiantamento para futuro aumento de capital na Cemig D

Em 11 de dezembro de 2017 e 08 de fevereiro de 2018, o Conselho de Administração da Companhia autorizou a transferência à Cemig D, dos montantes de até R$1.600.000 e R$600.000, respectivamente, na forma de adiantamento para futuro aumento de capital – AFAC, o qual será convertido em aumento de capital, por meio de deliberação em futura Assembleia Geral Extraordinária.

Em 31 de março de 2018 o total repassado é de R$1.920.000.

Consolidado	31/12/2017	Equivalência Patrimonial (Resultado)	Equivalência Patrimonial (Outros Resultados Abrangentes)	Dividendos	Aportes/ Aquisição	Outros	31/03/2018
Companhia de Transmissão Centroeste de Minas	20.584	1.394	—	(1.201)	—	—	20.777
Light	1.534.294	36.244	(13)	(11.532)	—	(66.210)	1.492.783
Axxiom Soluções Tecnológicas	11.866	(1.802)	—	—	—	—	10.064
RME	383.233	7.479	(5)	(1.200)	—	(16.560)	372.947
Hidrelétrica Cachoeirão	57.957	2.713	—	(12.913)	—	—	47.757
Guanhães Energia	25.018	(145)	—	—	17.975	—	42.848
Hidrelétrica Pipoca	26.023	2.859	—	(396)	—	—	28.486
Madeira Energia (Usina de Santo Antônio)	534.761	(26.476)	—	—	—	—	508.285
FIP Melbourne (Usina de Santo Antônio)	582.504	(23.014)	—	—	—	—	559.490
Lightger	40.832	2.025	—	(445)	—	—	42.412
Baguari Energia	148.422	10.153	—	—	—	—	158.575
Central Eólica Praias de Parajuru	60.101	(1.750)	—	—	—	—	58.351
Central Eólica Volta do Rio	67.725	(6.315)	—	—	—	—	61.410
Central Eólica Praias de Morgado	50.569	(1.743)	—	—	—	—	48.826
Amazônia Energia (Usina de Belo Monte)	866.554	10.821	—	—	38.316	—	915.691
Ativas Data Center	17.450	(763)	—	—	—	429	17.116
Taesa	1.101.462	45.552	—	—	—	—	1.147.014
Renova	282.524	(41.316)	—	—	—	—	241.208
Usina Hidrelétrica Itaocara S.A.	3.699	(191)	—	—	2.896	—	6.404
Aliança Geração	1.242.170	29.976	—	—	—	—	1.272.146
Aliança Norte (Usina de Belo Monte)	576.704	7.492	—	—	23.122	—	607.318
Retiro Baixo	157.773	3.681	—	—	—	—	161.454

Total do Investimento	7.792.225	56.874	(18)	(27.687)	82.309	(82.341)	7.821.362

(1)	A movimentação incluída na coluna “Outros” decorre dos os impactos oriundos da adoção inicial dos novos pronunciamentos contábeis em 1º de janeiro de 2018 reconhecidos pelas investidas diretamente no Patrimônio Líquido, sem transitar pelo resultado do período. Vide nota explicativa nº 2.2.

Controladora	31/12/2016	Equivalência Patrimonial (Resultado)	Equivalência Patrimonial (Outros Resultados Abrangentes)	Dividendos	Aportes	31/03/2017
Cemig Geração e Transmissão	4.583.195	184.990	16.207	—	100.000	4.884.392
Cemig Distribuição	2.499.867	48.908	—	—	—	2.548.775
Cemig Telecom	191.515	2.170	(680)	—	—	193.005
Rosal Energia(1)	141.038	(13.522)	—	—	—	127.516
Sá Carvalho	106.111	9.957	—	—	—	116.068
Gasmig	1.419.492	39.726	—	—	—	1.459.218
Horizontes Energia	52.396	4.409	—	(399)	—	56.406
Usina Térmica Ipatinga	4.009	105	—	—	—	4.114
Cemig PCH	91.969	3.280	—	—	—	95.249
LEPSA	343.802	1.576	(50)	—	—	345.328
RME	340.063	1.469	—	—	—	341.532
Companhia Transleste de Transmissão	21.588	1.305	—	(1.265)	—	21.628
UTE Barreiro	39.266	831	—	(24)	—	40.073
Companhia Transudeste de Transmissão	20.505	997	—	—	—	21.502
Empresa de Comercialização de Energia Elétrica	20.154	8.867	—	—	—	29.021
Companhia Transirapé de Transmissão	23.952	1.202	—	—	—	25.154
Transchile	—	—	—	—	—	—
Efficientia	4.868	68	—	—	—	4.936
Cemig Comercializadora de Energia Incentivada	1.867	143	—	—	—	2.010
Companhia de Transmissão Centroeste de Minas	21.171	1.158	—	(1.346)	—	20.983
Light(2)	1.070.477	(11.316)	418	—	—	1.059.579
Cemig Trading	28.635	13.940	—	—	—	42.575
Axxiom Soluções Tecnológicas	19.264	(2.128)	—	—	—	17.136
Parati	—	—	—	—	—	—
Taesa	1.582.633	61.327	—	—	—	1.643.960
Cemig Overseas	20	—	—	—	—	20

	12.627.857	359.462	15.895	(3.034)	100.000	13.100.180

Consolidado	31/12/2016	Equivalência Patrimonial (Resultado)	Equivalência Patrimonial (Outros Resultados Abrangentes)	Dividendos	Aportes / Aquisições	Outros	31/03/2017
Companhia Transleste de Transmissão	21.588	1.305	—	(1.265)	—	—	21.628
Companhia Transudeste de Transmissão	20.505	997	—	—	—	—	21.502
Companhia Transirapé de Transmissão	23.952	1.202	—	—	—	—	25.154
Transchile	—
Companhia de Transmissão Centroeste de Minas	21.171	1.158	—	(1.346)	—	—	20.983
Light (2)	1.070.477	(11.316)	418	—	—	—	1.059.579
Axxiom Soluções Tecnológicas	19.264	(2.128)	—	—	—	—	17.136
LEPSA	343.802	1.577	(51)	—	—	—	345.328
RME	340.063	1.469	—	—	—	—	341.532
Hidrelétrica Cachoeirão	50.411	3.246	—	(2.641)	—	—	51.016
Guanhães Energia (1)	—	(1.510)	—	—	72.030	(59.071)	11.449
Hidrelétrica Pipoca	31.809	1.984	—	(1.284)	—	—	32.509
Madeira Energia (Usina de Santo Antônio)	643.890	(23.075)	—	—	—	—	620.815
FIP Melbourne (Usina de Santo Antônio)	677.182	(20.066)	—	—	—	—	657.116
Lightger	41.543	2.355	—	(642)	—	—	43.256
Baguari Energia	162.106	6.575	—	(259)	—	—	168.422
Central Eólica Praias de Parajuru	63.307	(509)	—	(406)	—	—	62.392
Central Eólica Volta do Rio	81.228	(2.207)	—	—	—	—	79.021
Central Eólica Praias de Morgado	59.586	(1.308)	—	—	—	—	58.278
Amazônia Energia(Usina de Belo Monte)	781.022	8.832	—	—	45.039	—	834.893
Ativas Data Center (2)	17.741	(725)	—	—	—	2.003	19.019
Parati	—	—	—	—	—	—	—
Taesa	1.582.633	61.326	—	—	—	1	1.643.960
Renova	688.625	(28.246)	16.206	—	18.000	—	694.585
Usina Hidrelétrica Itaocara S.A.	2.782	—	—	—	—	—	2.782
Aliança Geração	1.319.055	23.152	—	—	—	—	1.342.207
Aliança Norte(Usina de Belo Monte)	527.498	2.184	—	—	27.122	—	556.804
Retiro Baixo	161.848	3.369	—	—	—	—	165.217

Total do Investimento	8.753.088	29.641	16.573	(7.843)	162.191	(57.067)	8.896.583

Guanhães – passivo a descoberto de controlada em conjunto (1)	(59.071)	—	—	—	—	59.071	—

Total	8.694.017	29.641	16.573	(7.843)	162.191	2.004	8.896.583

(1)	Transferência do passivo a descoberto;
(2)	Desativação imobilizado custo atribuído Light – R$815 e Resultado Abrangente R$1.233.

c)	As principais informações sobre as controladas e controladas em conjunto estão apresentadas abaixo, sendo que não foram ajustadas pelo percentual de participação mantido pela Companhia:

Sociedades	Schedule 1 Quantidade de Ações	31/03/2018			31/12/2017
		Schedule 2 Participação Cemig (%)	(ii) Capital Social	Patrimônio Líquido	Schedule 1 Participação Cemig (%)	Capital Social	Patrimônio Líquido
Cemig Geração e Transmissão	2.896.785.358	100,00	1.837.710	5.041.111	100,00	1.837.710	4.793.832
Hidrelétrica Cachoeirão	35.000.000	49,00	35.000	97.463	49,00	35.000	118.280
Guanhães Energia	358.511.000	49,00	358.511	87.445	49,00	330.536	51.058
Hidrelétrica Pipoca	41.360.000	49,00	41.360	58.134	49,00	41.360	53.108
Retiro Baixo	222.850.000	49,90	222.850	265.849	49,90	222.850	257.880
Aliança Norte (Usina de Belo Monte)	39.919.934.434	49,00	1.164.975	1.127.645	49,00	1.119.255	1.065.628
Madeira Energia (Usina de Santo Antônio)	9.730.201.137	18,13	9.546.672	5.062.360	18,13	9.546.672	5.327.114
Lightger	79.078.937	49,00	79.232	86.555	49,00	79.232	83.331
Baguari Energia (1)	26.157.300.278	69,39	186.573	228.527	69,39	186.573	213.895
Renova (2)	417.197.244	36,23	2.919.019	659.265	36,23	2.919.019	779.808
Aliança Geração	1.291.582.500	45,00	1.291.488	1.938.580	45,00	1.291.488	1.857.905
Central Eólica Praias de Parajuru	70.560.000	49,00	70.560	86.125	49,00	70.560	88.976
Central Eólica Volta do Rio	117.230.000	49,00	117.230	103.250	49,00	117.230	115.694
Central Eólica Praias de Morgado	52.960.000	49,00	52.960	51.747	49,00	52.960	54.312
Amazônia Energia (1) (Usina de Belo Monte)	1.281.030.446	74,50	1.281.030	1.229.115	74,50	1.229.600	1.163.160
Usina Hidrelétrica Itaocara S.A.	17.014.114	49,00	17.014	13.070	49,00	11.102	7.549
Cemig Distribuição	2.359.113.452	100,00	2.771.998	4.123.956	100,00	2.771.998	3.737.310
Light	203.934.060	26,06	2.225.822	3.355.834	26,06	2.225.822	3.461.971
Cemig Telecom (2)	—	—	—	—	100,00	292.399	247.313
Rosal Energia	46.944.467	100,00	46.944	131.567	100,00	46.944	106.897
Sá Carvalho	361.200.000	100,00	36.833	113.302	100,00	36.833	102.536
Gasmig	409.255.483	99,57	665.429	975.805	99,57	665.429	1.223.948
Horizontes Energia	39.257.563	100,00	39.258	60.689	100,00	39.258	53.165
Usina Térmica Ipatinga	174.281	100,00	174	4.985	100,00	174	4.932
Cemig PCH	35.952.000	100,00	35.952	106.549	100,00	35.952	96.944
LEPSA	1.379.839.905	100,00	406.341	442.321	100,00	406.341	455.861
RME	1.365.421.406	75,00	403.040	441.137	75,00	403.040	453.157
UTE Barreiro	16.902.000	100,00	16.902	18.130	100,00	16.902	17.982
Empresa de Comercialização de Energia Elétrica	486.000	100,00	486	31.403	100,00	486	18.403
Efficientia	6.051.994	100,00	6.052	7.448	100,00	6.052	7.084
Cemig Comercializadora de Energia Incentivada	1.000.000	100,00	1.000	2.119	100,00	1.000	2.004
Companhia de Transmissão Centroeste de Minas	28.000.000	51,00	28.000	40.740	51,00	28.000	40.361
Cemig Trading	1.000.000	100,00	1.000	42.385	100,00	1.000	29.206
Axxiom Soluções Tecnológicas	17.200.000	49,00	46.600	20.539	49,00	46.600	24.216
TAESA	1.033.496.721	21,68	3.042.034	4.564.829	21,68	3.042.034	4.346.746

(1)	Controle compartilhado por acordo de acionistas;
(2)	Em 31 de março de 2018, a Cemig Telecom foi incorporada pela Companhia.

Em 31 de março de 2018, algumas controladas em conjunto apresentaram passivo circulante superior ao ativo circulante ou prejuízos acumulados relevantes, conforme segue:

Light: Em 31 de março de 2018, a Companhia apresentava capital circulante negativo consolidado em R$1.744.131 (R$1.355.157 em 31 de dezembro de 2017). A Light está em processo de conclusão de importantes operações financeiras como a criação do Fundo de Investimento em Direitos Creditórios Light (FIDC) e a captação de recursos através da oferta no mercado internacional de notes unit, com o objetivo de alongamento do seu perfil de dívida, assim como espera uma maior geração operacional de caixa a partir do reajuste tarifário, vigente a partir de 15 de março de 2018, que resultou em um aumento médio das contas de energia elétrica de 10,36%. A Administração da Light entende que o sucesso nessas etapas reverterá o cenário atual de capital circulante líquido negativo.

Madeira Energia (“MESA”): O excesso de passivos circulantes sobre ativos circulantes no montante de R$ 2.155.727, decorre, principalmente, da conta “Fornecedores”, “Outros Passivos”, “Empréstimos e financiamentos”. Para equalização da situação do capital circulante negativo, a MESA conta com a readequação do fluxo de pagamentos do serviço da dívida junto ao BNDES e bancos repassadores, liberação de recursos da conta reserva destinados a esses pagamentos, que serão substituídos por fiança bancária e com geração operacional de caixa.

Renova: No período findo em 31 de março de 2018, a Renova Energia apresentou prejuízo de R$120.543, prejuízos acumulados de R$2.135.133 e apresenta necessidade de obtenção de capital para cumprir com os compromissos de construção dos parques eólicos e solares.

Diante deste cenário, a Renova vem executando diversas ações com o objetivo de reequilibrar sua estrutura de liquidez e de geração de caixa através de venda de ativos, com a utilização dos recursos para o pagamento de fornecedores e amortização de dívidas, além de otimização do portfólio, venda de projetos e/ou ativos operacionais.

A Administração da Renova entende que, com o sucesso das medidas acima, será possível retomar o equilíbrio econômico, financeiro e de liquidez da Renova.

A Administração da Companhia efetuou a análise dos indicativos de impairment acima mencionados e, com base nas informações disponíveis, entende que não existe incerteza material quanto à continuidade operacional destas investidas.

Investimento na usina de Santo Antônio através da Madeira Energia S.A. (“MESA”) e do FIP Melbourne

A Companhia possui participação direta de 10% e indireta de 8,13% na Madeira Energia S.A. (que possui investimento na Santo Antônio Energia S.A.) de R$1.067.775 em 31 de março de 2018 (R$1.117.265 em 31 de dezembro de 2017).

A MESA e sua controlada Santo Antônio Energia S.A. (“SAESA”) estão incorrendo em gastos de constituição relacionados com o desenvolvimento do projeto de construção da Usina Hidrelétrica Santo Antônio. O ativo imobilizado e intangível constituídos pelos referidos gastos totalizavam, em 31 de março de 2018, R$23.393.393 (consolidado MESA), os quais, de acordo com as projeções financeiras preparadas pela sua administração, estão sendo absorvidos por meio das receitas, sendo que todas as unidades geradoras da Usina, estão em operação.

Encontram-se em andamento investigações e outras medidas legais conduzidas pelo Ministério Público Federal que envolvem outros acionistas indiretos da Madeira Energia S.A. e determinados executivos desses outros acionistas indiretos. No contexto acima, o Ministério Público Federal iniciou investigações sobre irregularidades envolvendo empreiteiros e fornecedores da MESA e de seus outros acionistas, as quais ainda estão em curso. Como resposta a alegações de possíveis atividades ilegais a investida e seus outros acionistas iniciaram investigação interna independente. No momento, não há como determinar os resultados das referidas investigações, e seus respectivos desdobramentos, que podem, eventualmente, trazer consequências futuras à investida.

Quaisquer alterações no cenário existente terão seus impactos refletidos, prospectivamente, nas demonstrações financeiras da Companhia e sua controlada Cemig GT.

FID (Fator de Disponibilidade)

Em 31 de julho de 2015, o Tribunal Regional Federal da 1ª Região julgou procedente o pedido da Santo Antônio Energia S.A. (“SAESA”—controlada da investida Madeira Energia S.A.) de antecipação da tutela recursal para suspender a exigência da aplicação do Fator de Disponibilidade (FID) em relação às unidades geradoras da UHE Santo Antônio não despachadas pelo Operador Nacional do Sistema (ONS). Referida decisão que determinava à ANEEL e à CCEE que adotassem os procedimentos necessários à eficácia de tal decisão nas contabilizações e liquidações da referida Câmara foi suspensa pelo STJ e, após decisão superveniente desfavorável à SAESA em reclamação constitucional no STF, foi mantida a suspensão. Em 31 de março de 2018, a SAESA possui provisionado no passivo circulante saldo no montante de R$ 691.464, o qual representa o efeito da limitação da aplicação do FID no referido pleito.

A SAESA espera e envidará os melhores esforços para reestabelecer os efeitos da liminar até o julgamento definitivo da ação.

Em 24 de abril de 2018, em Reunião Extraordinária, a ANEEL concedeu medida cautelar ao Requerimento Administrativo apresentado pela SAESA em 19 de abril de 2018, para suspensão do aporte de garantias financeiras exigido pela CCEE, bem como a respectiva liquidação financeira, referente à apuração do Fator de Disponibilidade (FID) da UHE Santo Antônio, cujo prazo para aporte se encerraria nessa data.

Após receber da CCEE a notificação e recálculo do débito referente ao FID, a SAESA deverá apresentar à ANEEL proposta de equacionamento do mesmo, a qual será previamente aprovada pelo seu Conselho de Administração.

Procedimento de arbitragem

Em 2014, a Cemig GT e a SAAG Investimentos S.A. (SAAG), empresa veículo através da qual a Cemig GT possui participação indireta na MESA, iniciaram procedimento arbitral sigiloso na Câmara de Arbitragem do Mercado questionando: (a) aumento de capital aprovado na MESA parcialmente destinado ao pagamento de pleitos do Consórcio Construtor Santo Antônio (“CCSA”), no valor de aproximadamente R$750 milhões, com fundamento na falta de apuração dos valores supostamente devidos e de aprovação prévia pelo Conselho de Administração, como exigem o Estatuto e o Acordo de Acionistas da MESA, bem como na existência de créditos desta contra o CCSA, passíveis de compensação, em montante superior aos pleitos, e (b) contra o ajuste para redução ao valor recuperável de ativos (impairment), no valor de R$750 milhões, referente a determinados créditos da MESA contra o CCSA, com fundamento em que tais créditos, por força de disposição contratual expressa, são devidos em sua totalidade.

A sentença da Câmara de Arbitragem do Mercado reconheceu integralmente o direito da Cemig GT e da SAAG e determinou a anulação dos atos impugnados. Como reflexo dessa decisão, a MESA reverteu o impairment e registrou Provisão de Crédito de Liquidação Duvidosa (PCLD), no valor de R$678.551, nas suas demonstrações financeiras em 31 de dezembro de 2017.

Para dirimir a questão da responsabilidade do CCSA pelo ressarcimento dos custos de recomposição de lastro e a utilização do limitador contratual, a coligada requereu, perante a International Chamber of Comerce (“ICC”), a instauração de processo arbitral em face do CCSA, que se encontra em andamento. Este processo é revestido de confidencialidade, nos termos do Regulamento Arbitral da ICC.

Investimento na usina de Belo Monte através da Amazônia Energia S.A. e Aliança Norte

A Amazônia Energia e a Aliança Norte são acionistas da Norte Energia S.A. (“NESA”), sociedade titular da concessão de uso de bem público para exploração da Usina Hidrelétrica de Belo Monte, no Rio Xingu, localizada no Estado do Pará e administrar essa participação. A participação indireta da Cemig GT na NESA, através das controladas em conjunto mencionadas acima, é de 11,74%.

A NESA vem despendendo quantias significativas em custos de organização, desenvolvimento e pré-operação, que resulta em situação de capital circulante líquido negativo de R$2.371.188 em 31 de março de 2018. A conclusão das obras de construção da UHE Belo Monte, e consequente geração de receitas, por sua vez, dependem da capacidade da investida em continuar cumprindo o cronograma de obras previsto, bem como a obtenção de recursos financeiros necessários, seja de seus acionistas e/ou de terceiros.

Em 7 de abril de 2015, a NESA obteve decisão liminar que determinou à ANEEL que, “até a análise do pleito liminar formulado no processo de origem, se abstenha de aplicar à agravante quaisquer penalidades ou sanções em decorrência da não entrada em operação da UHE Belo Monte na data estabelecida no cronograma original do projeto, incluindo aquelas previstas em Resolução Normativa da ANEEL nº 595/2013 e no Contrato de Concessão 01/2010-MME da UHE Belo Monte”. A probabilidade de perda foi classificada como possível pelos assessores jurídicos da NESA, e o valor da perda estimada em Belo Monte até 31 de março de 2018 é de R$592.711.

Encontram-se em andamento investigações e outras medidas legais conduzidas pelo Ministério Público Federal que envolvem outros acionistas da NESA e determinados executivos desses outros acionistas. No contexto acima, o Ministério Público Federal iniciou investigações sobre irregularidades envolvendo empreiteiros e fornecedores da NESA e de seus outros acionistas, as quais ainda estão em curso. No momento, não há como determinar os resultados das referidas investigações, e seus respectivos desdobramentos, que podem, eventualmente, trazer consequências futuras à investida, além das baixas do ativo da infraestrutura no montante R$183.000 registrada pela NESA em 2015 levando em consideração os resultados da investigação interna independente conduzida por ela e seus outros acionistas.

Quaisquer alterações no cenário existente terão seus impactos refletidos, apropriadamente, nas Informações Contábeis Intermediárias da Companhia.

Investimento na Renova Energia S.A. (“Renova”)

Encerramento das negociações com a Brookfield

Em 23 de fevereiro de 2018, a Renova recebeu da Brookfield Energia Renovável S.A. (“BER”), uma proposta vinculante para a aquisição dos ativos de todo o Complexo de Alto Sertão III (“Complexo ASIII”), bem como de, aproximadamente, 1,1 GW em determinados projetos eólicos em desenvolvimento. Em 27 de fevereiro de 2018, o Conselho de Administração da Renova aprovou a proposta recebida e concedeu um novo período de exclusividade à BER por 30 (trinta) dias, prorrogáveis automaticamente por 30 (trinta) dias adicionais, para finalização dos documentos da transação.

Em 10 de maio de 2018 a Renova comunicou o encerramento das negociações com a BER envolvendo a venda de ativos, uma vez que não se chegou a um acordo com relação aos termos finais da transação.

A Administração da Renova informou que está trabalhando conjuntamente com seus sócios controladores em um novo plano de reestruturação visando equacionar a estrutura de capital e honrar os seus compromissos da Companhia, sobre o qual informará o mercado o mais breve possível.

Proposta vinculante da Cemig apresentada à Renova

Em 27 de março de 2018, a Cemig (controladora da Companhia), apresentou à Renova uma proposta vinculante referente à aquisição de 100% das ações de emissão da Chipley SP Participações S.A. (“Chipley”) detidas pela Renova ou de 51% das ações de emissão da Brasil PCH S.A. detidas pela Chipley. Em 03 de maio de 2018, o Conselho de Administração da Renova deliberou pelo não aceite da proposta da Cemig.

Riscos relacionados à conformidade com leis e regulamentos

Em 19 de janeiro de 2018, a Renova respondeu a um ofício da Polícia Civil do Estado de Minas Gerais recebido em novembro de 2017 relacionado a investigação que está sendo conduzida por essa Autoridade Policial em determinados aportes efetuados pelos acionistas controladores na Renova e aportes efetuados pela mesma em determinados projetos em desenvolvimento em anos anteriores. Em decorrência desse assunto, os órgãos de governança da Renova solicitaram a instauração de uma investigação interna relacionada a esse tema, a qual está sendo conduzida por empresa independente.

Adicionalmente, foi constituído um comitê de acompanhamento, composto por um conselheiro independente, pelo presidente do Conselho Fiscal e pelo presidente do Conselho de Administração, que, em conjunto com o Comitê de Auditoria, acompanharão a investigação interna.

Os trabalhos de investigação interna estão em andamento e não é possível até o presente momento mensurar eventuais efeitos desta investigação, bem como eventuais impactos nas Informações Contábeis Intermediárias da Renova, da Companhia e de sua controlada Cemig GT para o período findo em 31 de março de 2018.

16.	IMOBILIZADO

	31/03/2018			31/12/2017
Consolidado	Custo Histórico	Depreciação Acumulada	Valor Líquido	Custo Histórico	Depreciação Acumulada	Valor Líquido
Em Serviço
Terrenos	224.924	(14.275)	210.649	224.924	(13.652)	211.272
Reservatórios, Barragens e Adutoras	3.284.948	(2.071.751)	1.213.197	3.284.948	(2.051.372)	1.233.576
Edificações, Obras Civis e Benfeitorias	1.117.515	(790.384)	327.131	1.116.990	(785.628)	331.362
Máquinas e Equipamentos	2.975.374	(2.105.220)	870.154	2.935.643	(2.062.092)	873.551
Veículos	28.816	(25.991)	2.825	28.816	(25.711)	3.105
Móveis e Utensílios	16.103	(12.794)	3.309	16.109	(12.714)	3.395

	7.647.680	(5.020.415)	2.627.265	7.607.430	(4.951.169)	2.656.261

Em Curso	98.447	—	98.447	106.049	—	106.049

Imobilizado Líquido	7.746.127	(5.020.415)	2.725.712	7.713.479	(4.951.169)	2.762.310

Controladora	31/03/2018			31/12/2017
	Custo Histórico	Depreciação Acumulada	Valor Líquido	Custo Histórico	Depreciação Acumulada	Valor Líquido
Em Serviço
Terrenos	82	—	82	—	—	—
Edificações, Obras Civis e Benfeitorias	116	—	116	—	—	—
Máquinas e Equipamentos	265.765	(2.378)	263.387	3.627	(2.289)	1.338
Móveis e Utensílios	1.062	(644)	418	657	(644)	13

	267.025	(3.022)	264.003	4.284	(2.933)	1.351

Em Curso
Ativos em Formação	9.484	—	9.484	459		459

Imobilizado Líquido—Controladora	276.509	(3.022)	273.487	4.743	(2.933)	1.810

A movimentação do Ativo Imobilizado é como segue:

Consolidado	Saldo em 31/12/2017	Adição	Baixa	Depreciação	Transferências/ Capitalizações	Saldo em 31/03/2018
Em Serviço
Terrenos	211.272	—	—	(623)	—	210.649
Reservatórios, Barragens e Adutoras	1.233.576	—	—	(20.382)	3	1.213.197
Edificações, Obras Civis e Benfeitorias	331.362	—	—	(4.680)	449	327.131
Máquinas e Equipamentos	873.551	—	(52)	(22.295)	18.950	870.154
Veículos	3.105	—	—	(280)	—	2.825
Móveis e Utensílios	3.395	—	—	(86)	—	3.309

	2.656.261	—	(52)	(48.346)	19.402	2.627.265

Em Curso	106.049	12.398			(20.000)	98.447

Imobilizado Líquido	2.762.310	12.398	(52)	(48.346)	(598)	2.725.712

Consolidado	Saldo em 31/12/2016	Adição	Usinas Jaguara, Miranda e Volta Grande (1)	Baixa	Depreciação	Transferências/ Capitalizações	Saldo em 31/03/2017
Em Serviço
Terrenos	278.650	—	(61.287)	—	76	—	217.439
Reservatórios, Barragens e Adutoras	1.761.013	—	(440.923)	303	(22.943)	63	1.297.513
Edificações, Obras Civis e Benfeitorias	418.480	—	(68.971)	—	(4.876)	239	344.872
Máquinas e Equipamentos	1.171.189	—	(298.058)	(5.122)	(24.188)	31.296	875.117
Veículos	4.230	—	—	—	(283)	—	3.947
Móveis e Utensílios	3.408	—	—	—	(102)	42	3.348

	3.636.970	—	(869.239)	(4.819)	(52.316)	31.640	2.742.236

Em Curso	138.106	12.490	(130)	(1.835)	—	(31.640)	116.991

Imobilizado Líquido	3.775.076	12.490	(869.369)	(6.654)	(52.316)	—	2.859.227

Controladora	Saldo em 31/12/2017	Incorporação Telecom (2)	Depreciação	Saldo em 31/03/2018
Em Serviço
Terrenos	—	82	—	82
Edificações, Obras Civis e Benfeitorias	—	116	—	116
Máquinas e Equipamentos	1.338	262.138	(89)	263.387
Móveis e Utensílios	13	405	—	418

	1.351	262.741	(89)	264.003

Em Curso	459	9.025	—	9.484

Imobilizado Líquido—Controladora	1.810	271.766	(89)	273.487

(1)	Valores transferidos para a rubrica de Ativos de Concessão de Geração, referentes à Usinas Jaguara e Miranda, no montante de R$799.117 e para Ativos Financeiros da Concessão, referentes à Usina Volta Grande, no montante de R$70.252.
(2)	Refere-se à incorporação da subsidiária integral Cemig Telecom. Mais detalhes vide nota explicativa nº 1.

A taxa de depreciação média anual da Companhia e suas controladas é de 3,14% para o primeiro trimestre de 2018. As principais taxas anuais de depreciação, que consideram a vida útil esperada dos ativos são revisadas anualmente pela Administração.

A Companhia e suas controladas não identificaram indícios de perda do valor recuperável de seus ativos imobilizados. Os contratos de concessão de geração preveem que ao final do prazo de cada concessão o Poder Concedente determinará o valor a ser indenizado à Cemig GT. A Administração acredita que a indenização destes ativos será superior ao seu custo histórico, depreciado pelas respectivas vidas úteis.

O valor residual dos ativos é o saldo remanescente do ativo ao final da concessão, pois, conforme estabelecido em contrato assinado entre a Cemig GT e a União, ao final da concessão os ativos serão revertidos para a União que, por sua vez, indenizará a Cemig GT pelos ativos ainda não totalmente depreciados. Nos casos em que não há ou existe incerteza relacionada à indenização no final da concessão, como geração térmica e geração hidráulica em regime de produção independente, não é reconhecido qualquer valor residual e são ajustadas as taxas de depreciação para que todos os ativos sejam depreciados dentro da concessão.

Consórcio

A Cemig GT participa no consórcio de geração de energia elétrica de Queimado, onde não foi constituída empresa com característica jurídica independente para administrar o objeto da referida concessão, sendo mantidos os controles no Ativo Imobilizado e Intangível. A parcela da Cemig GT no consórcio é registrada e controlada individualmente nas respectivas naturezas de Ativo Imobilizado e Intangível apresentadas.

Controladora e Consolidado	Participação na energia gerada (%)	Taxa Média Anual de Depreciação (%)	31/03/2018	31/12/2017
Em serviço
Usina de Queimado	82,5	4,05	217.185	217.109
Depreciação acumulada	—	—	(92.834)	(90.649)

Total em operação			124.351	126.460

Em curso
Usina de Queimado	82,5	—	265	340

Total em construção			265	340

17.	INTANGÍVEIS

A composição do saldo em 31 de março de 2018 e 31 de dezembro de 2017 é como segue:

	31/03/2018			31/12/2017
Consolidado	Custo Histórico	Amortização Acumulada	Valor Residual	Custo Histórico	Amortização Acumulada	Valor Residual
Em Serviço
Com Vida Útil Definida
Servidão	11.749	(2.158)	9.591	11.749	(1.990)	9.759
Concessão Onerosa	19.169	(11.421)	7.748	19.169	(11.251)	7.918
Ativos de Concessão	17.953.788	(7.560.932)	10.392.856	17.837.687	(7.402.296)	10.435.391
Outros	87.451	(65.977)	21.474	81.721	(64.533)	17.188

	18.072.157	(7.640.488)	10.431.669	17.950.326	(7.480.070)	10.470.256
Em Curso	736.111	—	736.111	685.672	—	685.672

Intangível Líquido	18.808.268	(7.640.488)	11.167.780	18.635.998	(7.480.070)	11.155.928

	31/03/2018			31/12/2017
Controladora	Custo Histórico	Amortização Acumulada	Valor Residual	Custo Histórico	Amortização Acumulada	Valor Residual
Em Serviço
Com Vida Útil Definida
Direito de uso de softwares	23.879	(12.215)	11.664	3.789	(3.748)	41
Marcas e Patentes	9	(8)	1	9	(7)	2
Ativos de Concessão	230	(64)	166	—	—	—

	24.118	(12.287)	11.831	3.798	(3.755)	43
Em Curso	2.321	—	2.321	2.414	—	2.414

Intangível Líquido	26.439	(12.287)	14.152	6.212	(3.755)	2.457

A movimentação do Ativo Intangível é como segue:

Consolidado	Saldo em 31/12/2017	Adição	Baixa	Amortização	Transferência (1)	Saldo em 31/03/2018
Em Serviço
Com Vida Útil Definida
Servidão	9.759	—	—	(168)	—	9.591
Concessão Onerosa	7.918	—	—	(170)	—	7.748
Ativos de Concessão	10.435.391	(1.486)	(351)	(163.043)	122.345	10.392.856
Outros	17.188	909	4.043	(1.264)	598	21.474

	10.470.256	(577)	3.692	(164.645)	122.943	10.431.669
Em Curso	685.672	182.556	(4.522)	—	(127.595)	736.111

Intangível Líquido—Consolidado	11.155.928	181.979	(830)	(164.645)	(4.652)	11.167.780

(1)	O saldo residual das transferências, referem-se a saldos transferidos para o ativo financeiro.

Consolidado	Saldo em 31/12/2016	Adição	Baixa de Obrigações Especiais(1)	Usinas Jaguara, Volta Grande e Miranda	Baixa	Amortização	Transferência	Saldo em 31/03/2017
Em Serviço
Com Vida Útil Definida
Servidão	10.434	—	—	—	—	—	—	10.434
Concessão Onerosa	8.597	—	—	—	—	(170)	—	8.427
Ativos de Concessão	9.247.923		17.069	—	(1.830)	(147.352)	347.523	9.463.333
Outros	17.430	—	—	(80)		(1.527)	614	16.437

	9.284.384	—	17.069	(80)	(1.830)	(149.049)	348.137	9.498.631

Em Curso	1.535.296	192.697	—	—	(8.019)	—	(373.343)	1.346.631

Intangível Líquido—Consolidado	10.819.680	192.697	17.069	(80)	(9.849)	(149.049)	(25.206)	10.845.262

Controladora	Saldo em 31/12/2017	Incorporação Telecom (2)	Adição	Baixa	Amortização	Saldo em 31/03/2018
Em Serviço
Com Vida Útil Definida
Direito de uso de softwares	41	11.550	101	—	(28)	11.664
Marcas e Patentes	2				(1)	1
Ativos de Concessão	—	166	—	—	—	166

	43	11.716	101	—	(29)	11.831
Em Curso	2.415	—	—	(94)	—	2.321

Intangível Líquido—Consolidado	2.458	11.716	101	(94)	(29)	14.152

(1)	A baixa de obrigação especial decorre da celebração de contratos de confissão de dívida e reconhecimento de débito com a Eletrobrás, no montante de R$98.236, a título de restituição dos valores apurados pelo processo de encerramento dos contratos de financiamento e concessão de subvenção do programa luz para todos, com recursos oriundos da conta de desenvolvimento energético (CDE), e devolução dos recursos relacionados à reserva global de reversão (RGR).
(2)	Em 31 de março a Cemig Telecom foi incorporada pela Companhia, vide nota explicativa nº 1.

Os ativos intangíveis de Servidão, Concessão Onerosa, Direito de Exploração de Concessão e Outros são amortizáveis pelo método linear e considerando o padrão de consumo destes direitos. A Companhia e suas controladas não identificaram indícios de perda do valor recuperável de seus ativos intangíveis, que são de vida útil definida. A Companhia e suas controladas não possuem ativos intangíveis com vida útil indefinida. Dentre as adições realizadas no período findo em 31 de março de 2018, está contemplado R$8.272 (R$22.351 no período de janeiro a março de 2017) a título de Encargos Financeiros Capitalizados, conforme apresentado na nota explicativa 20.

A taxa de amortização média anual é de 3,85% no primeiro trimestre de 2018. As principais taxas anuais de amortização, que consideram a vida útil esperada dos ativos por parte da Administração e refletem o padrão de consumo esperado dos mesmos.

De acordo com a regulamentação do setor elétrico, os bens e instalações utilizados na distribuição são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A desvinculação de bens das concessões do serviço público de energia elétrica implica na utilização dos recursos obtidos na alienação na concessão.

18.	FORNECEDORES

	Consolidado
	31/03/2018	31/12/2017
Energia de curto prazo—CCEE	149.417	468.216
Encargos de uso da rede elétrica	151.519	153.146
Energia elétrica comprada para revenda	713.276	870.654
Itaipu binacional	226.315	240.220
Gás comprado para revenda	80.721	186.401
Materiais e serviços	302.219	424.120

	1.623.467	2.342.757

19.	IMPOSTOS, TAXAS E CONTRIBUIÇÕES, VALORES A RESTITUIR A CONSUMIDORES E IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL

a)	Impostos, Taxas e Contribuições e Valores a Restituir a Consumidores

	Consolidado		Controladora
	31/03/2018	31/12/2017	31/03/2018	31/12/2017
Circulante
ICMS (I)	462.891	496.916	5.660	—
COFINS	103.419	126.065	1.359	2.484
PASEP	22.478	27.154	244	484
INSS	17.868	19.522	1.820	1.913
Outros	25.500	34.915	675	960

	632.156	704.572	9.758	5.841
Não Circulante
COFINS	24.699	24.216	871	—
PASEP	4.063	3.983	189	—

	28.762	28.199	1.060	—

	660.918	732.771	10.818	5.841

Valores a serem restituídos a consumidores
Não circulante
PASEP/COFINS (II)	1.096.460	1.087.230	—	—

	1.096.460	1.087.230	—	—

(I)	Plano de Regularização de Créditos Tributários – PRCT

Em 2017 as controladas Cemig D e Cemig GT aderiram ao Plano de Regularização de Créditos Tributários—PRCT do Estado de Minas Gerais para quitação do Imposto sobre Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação – ICMS, atualizados e líquidos das reduções de multa e juros previstos na Lei Estadual nº 22.549 e decretos posteriores que instituíram as condições do parcelamento de débitos tributários.

As principais questões tributárias que implicaram na adesão da Cemig D ao PRCT estão relacionadas ao ICMS incidente sobre a subvenção da CDE no período de janeiro de 2013 a outubro de 2016 e ainda a classificação de condomínios residenciais na categoria comercial, com alteração na alíquota do ICMS, gerando divergência de interpretação em relação à autoridade tributária, no período de 2013 a 2015. O PRCT da Cemig D, no montante de R$557.673, líquido da redução dos juros e multas em 90%, foi liquidado em 06 (seis) parcelas sucessivas, atualizadas pela taxa de 50% da Selic, tendo sido a 6ª parcela quitada em 02 de abril de 2018.

(II)	As obrigações de longo prazo de PASEP/COFINS contemplavam os valores referentes ao questionamento judicial da constitucionalidade da inclusão do ICMS na base de cálculo dessas contribuições. A Companhia obteve liminar para não efetuar o recolhimento e autorização para o depósito judicial a partir de 2008 e manteve esse procedimento até agosto de 2011. A partir dessa data, apesar de continuar a questionar judicialmente a base de cálculo, optou-se por recolher mensalmente as contribuições.

Em outubro de 2017, o Supremo Tribunal Federal – STF publicou o Acórdão do julgamento do Recurso Extraordinário, em sede de repercussão geral, de forma favorável à tese da Companhia. Baseada na opinião de seus assessores jurídicos, a Companhia realizou a baixa dos passivos relativos a essas contribuições e constituiu um passivo potencial relativo ao ressarcimento a seus consumidores. Em 31 de março de 2018 esse passivo é de R$1.096.460 (R$1.087.230 em 31 de dezembro de 2017), que equivale ao valor atualizado dos depósitos judiciais realizados, no montante de R$1.120.056 (R$1.110.376 em 31 de dezembro de 2017), líquido de PASEP/COFINS incidente sobre a sua receita de atualização no montante de R$23.596 (R$23.146 em 31 de dezembro de 2017). O passivo foi constituído considerando que a Companhia repassa aos seus consumidores os efeitos tributários incidentes sobre as faturas de energia elétrica, mantendo a neutralidade tarifária. A restituição aos consumidores dependerá do efetivo levantamento do depósito judicial e eventual definição de mecanismos de ressarcimento pela ANEEL. O efeito líquido oriundo dos registros em questão no resultado do exercício de 2017 foi nulo.

b)	Imposto de Renda e Contribuição Social Circulante

	Consolidado
	31/03/2018	31/12/2017
Circulante
Imposto de Renda	34.919	88.152
Contribuição Social	11.292	27.144

	46.211	115.296

20.	EMPRÉSTIMOS E FINANCIAMENTOS E DEBÊNTURES

FINANCIADORES	Vencimento Principal	Encargos Financeiros Anuais (%)	Moedas	Consolidado
				31/03/2018			31/12/2017
				Circulante	Não Circulante	Total	Total
MOEDA ESTRANGEIRA
KFW	2019	1,78	EURO	4.320	211	4.531	4.383
Eurobonds (3)	2024	9,25	USD	115.696	3.323.800	3.439.496	3.333.149
Banco do Brasil S.A.—Bônus Diversos (1)	2024	Diversas	US$	3.206	21.581	24.787	22.933
(-) Custos de Transação				—	(14.516)	(14.516)	(15.400)
(-) Juros Pagos Antecipadamente				—	(46.473)	(46.473)	(47.690)

Dívida em Moeda Estrangeira				123.222	3.284.603	3.407.825	3.297.375
MOEDA NACIONAL
Banco do Brasil S.A.	2021	140,00% do CDI	R$	62.589	679.443	742.032	742.364
Banco do Brasil S.A.	2022	146,50% do CDI	R$	2.401	500.000	502.401	500.193
Caixa Econômica Federal	2018	119,00% do CDI	R$	—	—	—	8.346
Caixa Econômica Federal	2022	146,50% do CDI	R$	1.361	625.500	626.861	626.667
Eletrobrás	2023	UFIR, RGR + 6,00 a 8,00	R$	14.466	30.881	45.347	49.789
Grandes Consumidores	2024	Diversas	R$	2.068	2.375	4.443	4.304
FINEP	2018	TJLP+5 e TJLP+8	R$	1.572	—	1.572	2.359
Consórcio Pipoca	2018	IPCA	R$	185	—	185	185
Banco da Amazônia S.A.	2018	CDI + 1,90	R$	123.966	—	123.966	121.470
Sonda (2)	2021	110,00% do CDI	R$	—	43.275	43.275	41.993
(-) Custos de Transação				(805)	(21.601)	(22.406)	(26.435)
Dívida em Moeda Nacional				207.803	1.859.873	2.067.676	2.071.235

Total de Empréstimos e Financiamento				331.025	5.144.476	5.475.501	5.368.610

Debêntures—3ª Emissão—2ª Série (3)	2019	IPCA + 6,00	R$	145.756	—	145.756	301.065
Debêntures—3ª Emissão—3ª Série (3)	2022	IPCA + 6,20	R$	6.970	969.809	976.779	1.010.202
Debêntures—5ª Emissão—Série Única (3)	2018	CDI + 1,70	R$	717.120	—	717.120	703.021
Debêntures—6ª Emissão—1ª Série (3)	2018	CDI + 1,60	R$	517.750	—	517.750	507.692
Debêntures—6ª Emissão—2ª Série (3)	2020	IPCA + 8,07	R$	1.734	31.322	33.056	32.093
Debêntures—7ª Emissão—Série Única (3)	2021	140,00% do CDI	R$	168.574	1.373.237	1.541.811	1.683.557
Debêntures—3ª Emissão—1ª Série (4)	2018	CDI + 0,69	R$	—	—	—	447.114
Debêntures—3ª Emissão—2ª Série (4)	2021	IPCA + 4,70	R$	501.139	1.000.841	1.501.980	1.537.147
Debêntures—3ª Emissão—3ª Série (4)	2025	IPCA + 5,10	R$	5.294	891.324	896.618	920.197
Debêntures—4ª Emissão—Série Única (4)	2018	CDI + 4,05	R$	20.523	—	20.523	20.008
Debêntures—5ª Emissão—Série Única (4)	2022	146,50% do CDI	R$	5.791	1.575.000	1.580.791	1.576.220
Debêntures (5)	2018	CDI + 1,60	R$	100.343	—	100.343	100.328
Debêntures (5)	2018	CDI + 0,74	R$	33.349	—	33.349	33.350
Debêntures (5)	2022	TJLP+1,82 (75%) e Selic+1,82 (25%)	R$	33.137	114.654	147.791	155.377
Debêntures (5)	2019	116,50% do CDI	R$	116	50.000	50.116	50.330
Debêntures (2)	2019	128,50% do CDI	R$	20.760	1.883	22.643	26.552
(-) FIC Pampulha—Títulos de empresas controladas (6)				(16.483)	—	(16.483)	(25.492)
(-) Custos de Transação				(4.738)	(41.890)	(46.628)	(49.674)

Total de Debêntures				2.257.135	5.966.180	8.223.315	9.029.087

Total Geral Consolidado				2.588.160	11.110.656	13.698.816	14.397.697

FINANCIADORES	Vencimento Principal	Encargos Financeiros Anuais (%)	Moedas	Controladora
				31/03/2018			31/12/2017
				Circulante	Não Circulante	Total	Total
MOEDA NACIONAL
Sonda (2)	2021	110,00% do CDI	R$	—	43.275	43.275	—
(-) Custos de Transação				—	(555)	(555)	—

Total de Empréstimos e Financiamento				—	42.720	42.720	—

Debêntures (2)	2019	128,50% do CDI	R$	20.760	1.883	22.643	—
(-) Custos de Transação				(304)	(27)	(331)	—

Total de Debêntures				20.456	1.856	22.312	—

Total Geral Controladora				20.456	44.576	65.032	—

(1)	Saldo Líquido da Dívida Reestruturada composta pelos Bônus ao Par e Bônus com Desconto com saldo de R$151.534, deduzidos pelas Cauções dadas em garantias com saldo de R$126.747. As taxas de juros variam entre 2 a 8% ao ano; libor semestral mais spread de 0,81% a 0,88% ao ano;
(2)	Cemig Controladora;
(3)	Cemig Geração e Transmissão;
(4)	Cemig Distribuição;
(5)	Gasmig;
(6)	O FIC Pampulha possui aplicações financeiras em títulos emitidos por empresas controladas. Mais informações e características do fundo vide Nota explicativa nº 28.

As debêntures de emissão das controladas são do tipo “simples”, não conversíveis em ações, não há cláusulas de repactuação e debêntures em tesouraria. Há cláusula de vencimento antecipado de qualquer obrigação pecuniária, decorrente de inadimplemento em obrigação de valor individual ou agregado, da Cemig GT ou da Companhia, superior a R$50 milhões (“cross default”).

Garantias

O saldo devedor dos empréstimos e financiamentos, em 31 de março de 2018, é garantido da seguinte forma:

31/03/2018
Nota Promissória, Aval e Fiança	8.293.125
Recebíveis	3.959.463
Ações	1.250.893
Sem Garantia	195.335

TOTAL	13.698.816

A composição consolidada dos empréstimos, financiamentos e debêntures, por moeda e indexador, com a respectiva amortização é como segue:

Consolidado	2018	2019	2020	2021	2022	2023	2024	2025 em diante	Total
Moedas
Euro	4.320	211	—	—	—	—	—	—	4.531
Dólar Norte-Americano	118.902	—	—	—	—	—	3.345.381	—	3.464.283

Total por Moedas	123.222	211					3.345.381		3.468.814
Indexadores
IPCA (1)	23.381	653.360	828.649	827.925	552.566	222.831	222.831	222.831	3.554.374
UFIR/RGR (2)	12.222	12.881	11.194	3.407	3.264	2.379	—	—	45.347
CDI (3)	1.572.217	994.117	1.118.917	1.526.055	1.432.140	—	—	—	6.643.446
URTJ/TJLP (4)	20.683	22.967	23.111	22.777	22.877	—	—	—	112.415
IGP-DI (5)	1.752	632	631	118	524	524	262	—	4.443

Total por Indexadores	1.630.255	1.683.957	1.982.502	2.380.282	2.011.371	225.734	223.093	222.831	10.360.025

(-) Custos de Transação	(1.963)	(15.052)	(16.725)	(20.758)	(13.957)	(193)	(14.709)	(193)	(83.550)
(-) Juros Pagos Antecipadamente	—	—	—	—	—	—	(46.473)	—	(46.473)

Total Geral	1.751.514	1.669.116	1.965.777	2.359.524	1.997.414	225.541	3.507.292	222.638	13.698.816

Controladora	2018	2019	2020	2021	2022	2023	2024	2025 em diante	Total
Indexadores
CDI (3)	15.110	7.533	—	43.275	—	—	—	—	65.918
Total por Indexadores	15.110	7.533	—	43.275	—	—	—	—	65.918

(-) Custos de Transação	(220)	(111)		(555)					(886)

Total Geral	14.890	7.422	—	42.720	—	—	—	—	65.032

(1)	Índice Nacional de Preços ao Consumidor Amplo (IPCA);
(2)	Unidade Fiscal de Referência (UFIR/RGR);
(3)	Certificado de Depósito Interbancário (CDI);
(4)	Unidade de Referência de Taxa de Juros (URTJ);
(5)	Índice Geral de Preços de Disponibilidade Interna (IGP-DI);

As principais moedas e indexadores utilizados para atualização monetária dos empréstimos e financiamentos tiveram as seguintes variações:

Moeda	Variação % Acumulada no primeiro trimestre de 2018	Variação % Acumulada no primeiro trimestre de 2017	Indexador	Variação % Acumulada no primeiro trimestre de 2018	Variação % Acumulada no primeiro trimestre de 2017
Dólar Norte-Americano	0,48	(2,78)	IPCA	0,70	0,96
Euro	2,91	(1,42)	CDI	1,59	2,98
			TJLP	(3,57)	—

A movimentação dos Empréstimos, Financiamentos e Debêntures é como segue:

	Consolidado	Controladora
Saldo em 31 de dezembro de 2016	15.179.280	—
Variação Monetária e Cambial	44.555	—
Encargos Financeiros Provisionados	468.742	—
Amortização do Custo de Transação	15.030
Encargos Financeiros Pagos	(477.684)	—
Amortização de Financiamentos	(517.245)	—

Subtotal	14.712.678	—

(-) FIC Pampulha—títulos de empresas controladas	15.258	—

Saldo em 31 de março de 2017	14.727.936	—

Saldo em 31 de dezembro de 2017	14.397.697	—

Variação Monetária e Cambial	54.705	—
Encargos Financeiros Provisionados	295.620	—
Amortização do Custo de Transação	9.000	—
Encargos Financeiros Pagos	(344.753)	—
Amortização de Financiamentos	(722.462)	—

Subtotal	13.689.807	—

(-) FIC Pampulha—títulos de empresas controladas	9.009	—
Saldo de empréstimos advindo da incorporação da Telecom	—	65.032

Saldo em 31 de março de 2018	13.698.816	65.032

Encargos Capitalizados

Custos de empréstimos diretamente relacionados com a aquisição, construção ou produção de um ativo que necessariamente requer um tempo significativo para ser concluído para fins de uso ou venda são capitalizados como parte do custo do correspondente ativo. Todos os demais custos de empréstimos são registrados em despesa no período em que são incorridos. Custos de empréstimo compreendem juros e outros custos incorridos pela Companhia relativos ao empréstimo.

As controladas Cemig D e Gasmig transferiram para o Ativo Intangível os encargos dos empréstimos e financiamentos vinculados a obras, conforme abaixo:

	31/03/2018	31/03/2017
Encargos de Empréstimos e Financiamentos	304.620	483.772
Encargos Financeiros no Intangível (1)	(8.272)	(22.351)

Efeito Líquido no Resultado	296.348	461.421

(1)	A taxa média de capitalização foi de 9,64%a.a. em 2018 (17,17%a.a. em 2017).

Os valores dos encargos capitalizados não foram considerados para fins da Demonstração do Fluxo de Caixa, nas adições ao fluxo de caixa das atividades de investimentos, por não representarem saída de caixa para aquisição do referido ativo.

Cláusulas Contratuais Restritivas—“Covenants”

A Companhia possui contratos com Cláusulas Restritivas (“Covenants”) atreladas a índices financeiros com medição semestral, conforme quadro a seguir:

Título	Descrição da Cláusula Restritiva	Índice Requerido Emissora	Índice Requerido Cemig (garantidora)	Exigibilidade de cumprimento
Cédulas de Crédito Bancário e Crédito Fixo Banco do Brasil Cemig GT (1)	Dívida Líquida / (Ebitda + Dividendos Recebidos)	Manter índice igual ou inferior a: 5,5 em 30/06/2018 5,0 em 31/12/2018 5,0 em 30/06/2019 4,5 em 31/12/2019 4,5 em 30/06/2020 3,0 em 31/12/2020 3,0 em 30/06/2021 2,5 em 31/12/2021 em diante	Manter índice igual ou inferior a: 4,5 em 30/06/2018 4,25 em 31/12/2018 4,25 em 30/06/2019 3,5 em 31/12/2019 3,5 em 30/06/2020 3,0 em 31/12/2020 3,0 em 30/06/2021 2,5 em 31/12/2021 em diante	Semestral
7ª emissão de debêntures Cemig GT (2)	Dívida Líquida / (Ebitda + Dividendos Recebidos)	Manter índice igual ou inferior a: 5,5 em 2017 5,0 em 2018 4,5 em 2019 3,0 em 2020 2,5 em 2021	Manter índice igual ou inferior a: 4,5 em 2017 4,25 em 2018 3,5 em 2019 3,0 em 2020 2,5 em 2021	Semestral
Eurobonds Cemig GT (3)	Dívida Líquida / EBITDA Ajustado para o Covenant

Manter índice igual ou inferior a:

5,5 em 31/12/2017

5,5 em 30/06/2018

5,0 em 31/12/2018

5,0 em 30/06/2019

4,5 em 31/12/2019

4,5 em 30/06/2020

3,0 em 31/12/2020

3,0 em 30/06/2021

2,5 em 31/12/2021 em diante

Manter índice igual ou inferior a:

5,0 em 31/12/2017

5,0 em 30/06/2018

4,25 em 31/12/2018

4,25 em 30/06/2019

3,5 em 31/12/2019

3,5 em 30/06/2020

3,0 em 31/12/2020

3,0 em 30/06/2021

3,0 em 31/12/2021 em diante

Semestral
Cédula de Crédito Bancário do Banco do Brasil e da Caixa Econômica Federal e 5ª Emissão de Debêntures Cemig D (4)	Dívida Líquida / (Ebitda + Dividendos Recebidos) Índice de Liquidez Corrente

Manter índice igual ou inferior a:

7,5 em 31/12/2017

7,5 em 30/06/2018

4,5 em 31/12/2018

3,8 em 30/06/2019

3,8 em 31/12/2019

3,3 em 30/06/2020

3,3 em 31/12/2020

3,3 em 30/06/2021

3,3 em 31/12/2021 em diante

0,6x em 31/12/2017 em diante

Manter índice igual ou inferior a:

4,5 em 31/12/2017

4,5 em 30/06/2018

4,25 em 31/12/2018

4,25 em 30/06/2019

3,5 em 31/12/2019

3,5 em 30/06/2020

3,0 em 31/12/2020

3,0 em 30/06/2021

2,5 em 31/12/2021 em diante

0,6x em 31/12/2017 em diante

Semestral
Debêntures GASMIG (5)	Endividamento Geral (Exigível Total/Ativo Total) EBITDA/Serviço da Dívida EBITDA/Resultado Financeiro Líquido Dívida Líquida/EBITDA	Menor que 0,6 Igual ou maior que 1,3 Igual ou maior que 2,5 Igual ou menor que 2,5	— — — —	Anual Anual Anual Anual

(1)	Foi incorporada às cláusulas de vencimento antecipado das Cédulas de Crédito Bancário e Crédito Fixo da Cemig GT junto ao Banco do Brasil S.A., a exigibilidade de cumprimento de índice financeiro semelhante ao índice exigido pela 7ª emissão de debêntures, mediante aditivos contratuais;
(2)	7ª emissão de debêntures da Cemig GT, em dezembro de 2016, no montante de R$2.240 milhões;
(3)	Diante de uma eventual ultrapassagem dos covenants financeiros de manutenção, os juros serão automaticamente majorados em 2%a.a. durante o período em que permanecerem ultrapassados. Há também a obrigação de se respeitar um covenant “de manutenção” de dívida com garantia real no Consolidado da Cemig em relação ao EBITDA de 1,75x (2,0 x em dez/17) e um covenant “de incorrência” de dívida com garantia real na Cemig GT em relação ao EBITDA de 1,5x;
(4)	As Cédulas de Crédito Bancário do Banco do Brasil e da Caixa Econômica Federal foram aditadas em dezembro de 2017 e passaram a exigir Covenants semestrais conforme descrito acima. A 5ª Emissão de Debêntures foi emitida com exigibilidade de cumprimento dos Covenants;
(5)	Caso não consiga atingir o índice requerido, a Gasmig constituirá, no prazo de 120 dias, contados das data da comunicação por escrito da BNDESPAR ou do BNDES, garantias aceitáveis aos debenturistas pelo valor total da dívida, observadas as normas do Conselho Monetário Nacional, salvo se naquele prazo estiverem restabelecidos os índices requeridos. Determinadas situações previstas contratualmente podem provocar vencimento antecipado de outras dívidas (cross default).

Em 31 de março de 2018, a Companhia encontra-se adimplente com a totalidade de suas obrigações restritivas.

21.	ENCARGOS REGULATÓRIOS

	Consolidado
	31/03/2018	31/12/2017
Passivo
Reserva Global de Reversão—RGR	30.384	36.591
Conta de Desenvolvimento Energético—CDE	129.390	206.022
Taxa de Fiscalização da ANEEL	2.131	2.154
Eficiência Energética	236.315	223.767
Pesquisa e Desenvolvimento	239.425	233.398
Pesquisa Expansão Sistema Energético	1.829	2.696
Fundo Nacional de Desenvolvimento Científico Tecnológico	3.330	5.066
Programa de Incentivo às Fontes Alternativas de Energia Elétrica—PROINFA	6.495	6.612
Compensação Financeira pela Utilização de Recursos Hídricos	13.160	15.172
Encargo de Capacidade Emergencial	30.996	30.996
Encargos Consumidor—Bandeiras Tarifárias	16	16

	693.471	762.490

Passivo Circulante	426.283	512.673
Passivo Não Circulante	267.188	249.817

22.	OBRIGAÇÕES PÓS-EMPREGO

As movimentações ocorridas no passivo líquido são as seguintes:

Controladora	Plano de Pensão e Suplementação de Aposentadoria	Plano de Saúde	Plano Odontológico	Seguro de Vida	Total
Passivo Líquido em 31 de dezembro de 2016	257.933	95.655	2.452	41.424	397.464

Despesa Reconhecida no Resultado	6.780	2.609	69	1.163	10.621
Contribuições Pagas	(1.610)	(1.564)	(39)	(111)	(3.324)

Passivo Líquido em 31 de março de 2017	263.103	96.700	2.482	42.476	404.761

Passivo Líquido em 31 de dezembro de 2017	333.484	111.568	2.659	11.786	459.497

Despesa Reconhecida no Resultado	7.917	2.694	64	320	10.995
Contribuições Pagas	(2.029)	(1.657)	(38)	(78)	(3.802)

Passivo Líquido em 31 de março de 2018	339.372	112.605	2.685	12.028	466.690

				31/03/2018	31/12/2017
Passivo Circulante				13.426	12.974
Passivo Não Circulante				453.264	446.523

Consolidado	Plano de Pensão e Suplementação de Aposentadoria	Plano de Saúde	Plano Odontológico	Seguro de Vida	Total
Passivo Líquido em 31 de dezembro de 2016	1.679.154	1.710.787	37.549	813.921	4.241.411

Despesa Reconhecida no Resultado	43.491	47.315	1.043	22.157	114.006
Contribuições Pagas	(32.678)	(25.318)	(607)	(1.683)	(60.286)

Passivo Líquido em 31 de março de 2017	1.689.967	1.732.784	37.985	834.395	4.295.131

Passivo Líquido em 31 de dezembro de 2017	2.068.355	1.809.441	38.505	269.880	4.186.181

Despesa Reconhecida no Resultado	47.985	45.581	953	6.760	101.279
Contribuições Pagas	(41.240)	(27.214)	(619)	(2.284)	(71.357)

Passivo Líquido em 31 de março de 2018	2.075.100	1.827.808	38.839	274.356	4.216.103

				31/03/2018	31/12/2017
Passivo Circulante				242.388	231.894
Passivo Não Circulante				3.973.715	3.954.287

Os valores registrados, no passivo circulante, referem-se às contribuições a serem efetuadas pela Cemig e suas controladas, nos próximos 12 meses, para amortização das obrigações atuariais.

Os valores registrados na despesa reconhecida no resultado referem-se às parcelas dos custos com obrigação pós-emprego, no montante de R$83.271 (R$94.638 no primeiro trimestre de 2017), mais os encargos e variação monetária da dívida pactuada com a FORLUZ, no montante de R$18.007(R$19.368 no primeiro trimestre de 2017).

Dívida pactuada com o fundo de Pensão—FORLUZ

Foi reconhecida pela Companhia uma obrigação a pagar referente a déficits atuariais passados relacionados ao Fundo de pensão no montante de R$704.887 em 31 de março de 2018 (R$720.498 em 31 de dezembro de 2017). Esse valor foi reconhecido como obrigação a pagar pela Companhia e está sendo amortizado até junho de 2024, através de prestações mensais calculadas pelo sistema de prestações constantes (Tabela Price) e reajustadas pelo Índice Nacional de Preços ao Consumidor Amplo (IPCA) do Instituto Brasileiro de Geografia e Estatística (IBGE), acrescido de 6% ao ano. Como essa dívida deverá ser paga mesmo em caso de superávit da Fundação, a Companhia e suas controladas mantem o registro integral da dívida, estando os impactos referentes à atualização monetária e juros registrados no resultado financeiro.

Contratos de equacionamento do déficit do Plano A da FORLUZ

A FORLUZ e as patrocinadoras Cemig, Cemig GT e Cemig D assinaram Instrumentos de Assunção de Dívida para Cobertura do Déficit do Plano A relativo aos anos de 2015 e 2016. Em 31 de março de 2018, o montante total a ser pago pela Companhia e suas controladas em decorrência do déficit apurado no Plano A é de R$383.964 (R$283.291 em 31 de dezembro de 2017), com amortizações mensais até dezembro de 2031, calculadas pelo sistema de prestações constantes (Tabela Price). Os juros remuneratórios aplicáveis sobre o saldo devedor dos instrumentos são de 6% ao ano, acrescidos do Índice Nacional de Preços ao Consumidor Amplo (IPCA-IBGE). Na ocorrência de equilíbrio atuarial do plano antes do período de amortização integral dos contratos, a Companhia e suas controladas ficarão dispensadas do pagamento das parcelas remanescentes e os contratos serão extintos.

23.	PROVISÕES

A Companhia e suas controladas são partes em processos judiciais e administrativos, perante vários tribunais e órgãos governamentais, oriundos do curso normal de suas operações, envolvendo questões trabalhistas, cíveis, tributárias, ambientais, regulatórias e outros assuntos.

Ações em que a Companhia figura no polo passivo

A Companhia e suas controladas constituíram provisões para as ações cuja expectativa de perda é considerada provável e seu valor pode ser estimado, baseada na sua avaliação e de seus assessores legais, para as quais será necessária uma saída de recursos financeiros para liquidar a obrigação, conforme segue:

	Consolidado
	31/12/2017	Adições	Reversões	Liquidações	31/03/2018
Trabalhistas	473.874	17.054	—	(3.090)	487.838
Cíveis
Relações de Consumo	18.632	5.005	(320)	(4.519)	18.798
Outras ações cíveis	43.105	82	(6.066)	(64)	37.057

	61.737	5.087	(6.386)	(4.583)	55.855
Tributárias	57.048	69	—	(27)	57.090
Ambientais	45	28	—	(27)	46
Regulatórias	39.812	3.385	—	(237)	42.960
Outras	45.597	1.099	(2.782)	(42)	43.872

Total	678.113	26.722	(9.168)	(8.006)	687.661

	Consolidado
	31/12/2016	Adições	Reversões	Liquidações	31/03/2017
Trabalhistas	349.273	66.578	(3.272)	(14.196)	398.383
Cíveis					—
Relações de Consumo	14.741	3.489	(526)	(3.624)	14.080
Outras ações cíveis	40.443	4.513	(31)	(397)	44.528

	55.184	8.002	(557)	(4.021)	58.608
Tributárias	69.922	1.594	—	(422)	71.094
Ambientais	39	1	—	—	40
Regulatórias	43.100	1.082	(4)	(79)	44.099
Societárias	239.445	—	—	—	239.445
Outras	58.054	6.326	—	(1.532)	62.848

Total	815.017	83.583	(3.833)	(20.250)	874.517

	Controladora
	31/12/2017	Incorporação da Telecom	Adições	Reversões	Liquidações	31/03/2018
Trabalhistas	38.603	22	1.110	—	(299)	39.436
Cíveis
Relações de Consumo	1.024	—	714	—	(307)	1.431
Outras ações cíveis	958	—	14	—	—	972

	1.982	—	728	—	(307)	2.403
Tributárias	7.473	—	15	—	(12)	7.476
Regulatórias	13.959	—	2.959	—	(40)	16.878
Outras	1.177	—	31	(67)	—	1.141

Total	63.194	22	4.843	(67)	(658)	67.334

	Controladora
	31/12/2016	Adições	Reversões	Liquidações	31/03/2017
Trabalhistas	34.928	2.463	(3.016)	(2.463)	31.912
Cíveis					—
Relações de Consumo	1.435	1	(412)	—	1.024
Outras ações cíveis	3.238	604	(31)	(2)	3.809

	4.673	605	(443)	(2)	4.833
Tributárias	8.869	604	—	(113)	9.360
Regulatórias	21.614	569	—	—	22.183
Societárias	239.445	—	—	—	239.445
Outras	466	35	—	—	501

Total	309.995	4.276	(3.459)	(2.578)	308.234

A Administração da Companhia e suas controladas, tendo em vista os prazos e a dinâmica dos sistemas judiciário, tributário e regulatório, acredita não ser praticável fornecer informações úteis aos usuários destas informações contábeis intermediárias a respeito do momento de eventuais saídas de caixa, bem como de qualquer possibilidade de reembolsos. A Companhia e suas controladas acreditam que eventuais desembolsos, em excesso aos montantes provisionados, após o desfecho dos respectivos processos, não afetarão, de forma relevante, o resultado das suas operações e a sua posição financeira.

Os detalhes sobre as principais provisões e passivos contingentes são como segue, sendo esta a melhor expectativa dos desembolsos futuros para estas contingências:

Provisões constituídas para processos com expectativa de perda provável e passivos contingentes vinculados, relativos aos processos com expectativa de perda possível.

Trabalhistas

A Companhia e suas controladas são partes em diversas ações movidas por seus empregados e por empregados de empresas prestadoras de serviços. Essas ações versam, de modo geral, sobre horas extras, adicionais, verbas rescisórias, benefícios diversos, ajustes salariais e reflexos em plano de aposentadoria complementar. Além dessas ações, há outras ações relativas à terceirização de mão de obra, complementação e recálculo de pensões de aposentadorias pela Forluz e ajustes salariais.

O valor da contingência é de, aproximadamente, R$1.973.864 (R$1.854.257 em 31 de dezembro de 2017), dos quais R$487.838 foram provisionados (R$473.874 em 31 de dezembro de 2017), sendo esta a estimativa provável de recursos para liquidar estas discussões.

Relações de Consumo

A Companhia e suas controladas são partes em diversas ações cíveis relativas a indenizações por danos morais e materiais decorrentes, principalmente, de irregularidades na medição do consumo e cobranças indevidas durante o curso normal dos negócios, no montante de R$48.922 (R$56.017 em 31 de dezembro de 2017), dos quais R$18.798 (R$18.632 em 31 de dezembro de 2017) foram provisionados, sendo esta a estimativa provável de recursos para liquidar estas discussões.

Outras Ações Cíveis

A Companhia e suas controladas são partes em diversas ações cíveis onde são requeridas indenizações por danos morais e materiais, entre outros, decorrentes de incidentes ocorridos durante o curso normal dos negócios, no montante de R$221.703 (R$218.455 em 31 de dezembro de 2017), dos quais R$37.057 (R$43.105 em 31 de dezembro de 2017) foram provisionados, sendo esta a estimativa provável de recursos para liquidar estas discussões.

Tributárias

A Companhia e suas controladas são partes em diversos processos administrativos e judiciais relativos a tributos, onde são discutidos, dentre outros, assuntos relativos ao Imposto sobre a Propriedade Territorial Rural (ITR), Imposto sobre Transmissão Causa Mortis e Doação de Quaisquer Bens ou Direitos (ITCD), ao Programa de Integração Social (PIS), a Contribuição para o Financiamento da Seguridade Social (COFINS), ao Imposto de Renda Pessoa Jurídica (IRPJ), à Contribuição Social sobre o Lucro Líquido (CSLL) e aos embargos à execução fiscal de incidentes ocorridos durante o curso normal dos negócios, no montante de R$162.910 (R$159.109 em 31 de dezembro de 2017), dos quais R$42.414 (R$43.970 em 31 de dezembro de 2017) foram provisionados, sendo esta a estimativa provável de recursos para liquidar estas discussões.

Adicionalmente às questões acima, a Companhia e suas controladas são partes em diversas ações judiciais em que se discutem a não incidência do Imposto Territorial Urbano – IPTU, relativamente aos imóveis afetos à concessão do serviço público. O valor da contingência é de R$125.423 (R$121.948 em 31 de dezembro de 2017), dos quais R$14.676 foram provisionados (R$13.078 em 31 de dezembro de 2017), sendo esta a estimativa provável de recursos para liquidar estas discussões.

Ambientais

A Companhia e suas controladas estão envolvidas em assuntos ambientais, os quais se referem a áreas protegidas, licenças ambientais, recuperação de danos ambientais e outros, no montante de R$70.192 (R$68.097 em 31 de dezembro de 2017), dos quais R$46 foram provisionados (R$45 em 31 de dezembro de 2017), sendo esta a estimativa provável de recursos para liquidar estas discussões.

Regulatórias

A Companhia e suas controladas são partes em diversos processos administrativos e judiciais onde são questionadas, principalmente: (i) os encargos tarifários cobrados nas faturas relativas ao uso do sistema de distribuição por auto-produtor; (ii) a violação de metas de indicadores de continuidade na prestação do serviço de fornecimento de energia elétrica; (iii) a majoração tarifária ocorrida durante o plano de estabilização econômica do Governo Federal denominado “Plano Cruzado”, em 1986. O valor da contingência é de, aproximadamente, R$212.839 (R$222.434 em 31 de dezembro de 2017), dos quais R$42.960 (R$39.812 em 31 de dezembro de 2017) foram provisionados, sendo esta a estimativa provável de recursos para liquidar estas discussões.

Outros Processos no Curso Normal dos Negócios

Quebra de Contrato – Prestação de Serviço de Limpeza de Faixas de Servidão e Aceiros

A Companhia e suas controladas são partes em discussões quanto alegados prejuízos sofridos decorrentes de supostos descumprimentos contratuais quando da prestação de serviço de limpeza de faixas de servidão e aceiros. O valor provisionado foi de R$32.969 (R$31.987 em 31 de dezembro de 2017), sendo esta a estimativa provável de recursos para liquidar esta discussão.

Outras Ações

A Companhia e suas controladas estão envolvidas, como impetrante ou ré, em outros litígios, de menor relevância, relacionados ao curso normal de suas operações, no montante estimado de R$164.765 (R$170.158 em 31 de dezembro de 2017), dos quais R$10.903 foram provisionados (R$13.655 em 31 de dezembro de 2017), sendo esta a estimativa provável de recursos para liquidar estas discussões. A Administração acredita que possui defesa adequada para estes litígios e não são esperadas perdas relevantes, relacionadas a estas questões, que possam ter efeito adverso na posição financeira e no resultado das operações da Companhia.

Passivos contingentes, cuja expectativa de perda é considerada possível e a Companhia acredita ter argumentos de mérito para a defesa judicial

Impostos e Demais Contribuições

A Companhia e suas controladas são parte em diversos processos administrativos e judiciais relativos a tributos. Os detalhes das principais discussões são como segue:

Indenização do Anuênio

A Companhia e suas controladas pagaram uma indenização aos empregados, no exercício de 2006, no montante de R$177.686, em troca do direito referente aos anuênios futuros que seriam incorporados aos salários. A Companhia e suas controladas não efetuaram os recolhimentos de Imposto de Renda e Contribuição Previdenciária sobre este valor por considerar que essas obrigações não são incidentes sobre verbas indenizatórias. Entretanto, para evitar o risco de uma eventual multa no futuro, a Companhia e suas controladas impetraram mandados de segurança que permitiram o depósito judicial no valor de R$121.834, que atualizado representa o valor de R$269.367 (R$267.432 em 31 de dezembro de 2017), registrado na conta de depósitos vinculados a litígios. O valor da contingência, atualizado, é de R$314.307 (R$311.138 em 31 de dezembro de 2017) e, com base nos argumentos acima, a Administração classificou a probabilidade de perda como possível.

Contribuições Previdenciárias

A Receita Federal do Brasil instaurou processos administrativos contra a Companhia e suas controladas, relativamente às contribuições previdenciárias sobre diversas rubricas: participação nos lucros e resultados—PLR, programa de alimentação do trabalhador (PAT), auxílio-educação, auxilio alimentação, Adicional Aposentadoria Especial, pagamentos de hora extra, exposição a risco no ambiente de trabalho, Sest/Senat e multa por descumprimento de obrigação acessória. A Companhia e suas controladas apresentaram as defesas e aguarda julgamento. O valor da contingência é de, aproximadamente, R$1.541.934 (R$1.647.343 em 31 de dezembro de 2017). A Administração classificou a probabilidade de perda como possível tendo em vista, inclusive, a avaliação de perda na esfera judicial, fundamentada na avaliação dos pedidos e jurisprudência relativa à questão.

Não homologação da Compensação de Créditos Tributários

A Receita Federal do Brasil não homologou a declaração de compensação de créditos decorrentes de saldos negativos nas Declarações de Informações Econômico-Fiscais da Pessoa Jurídica – DIPJ, além de pagamentos a maior, identificados pelos DARF’s e/ou DCTF’s, envolvendo os seguintes tributos: IRPJ, CSLL, PIS e COFINS. A Companhia e suas conroladas estão contestando a não homologação das compensações. O valor da contingência é de R$282.004 (R$274.836 em 31 de dezembro de 2017) e a probabilidade de perda foi classificada como possível pela Companhia, em razão do atendimento dos requisitos legais pertinentes, constantes no Código Tributário Nacional (CTN).

Declarações de Informações Econômico-Fiscais da Pessoa Jurídica (DIPJ) – restituição e compensação

A Companhia propôs ação ordinária que envolve pedidos de restituição e compensação de créditos decorrentes de saldos negativos apontados nas DIPJ’s dos anos calendário de 1997 a 2000, além de pagamentos a maior, identificados pelos DARF’s e DCTF’s correspondentes no valor aproximado de R$582.802 (R$576.386 em 31 de dezembro de 2017), classificada com probabilidade de perda possível em decorrência de nulidades na condução dos processos administrativos e no entendimento de que foram utilizadas premissas equivocadas pela fiscalização no julgamento administrativo, bem como análise da argumentação e documentação comprobatória da Companhia.

Imposto de Renda Retido na Fonte (IRRF) sobre ganho de capital em operação societária

Receita Federal do Brasil autuou a Cemig, na condição de responsável solidária de sua controlada, em conjunto com Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relativamente a Imposto de Renda Retido na Fonte (IRRF) incidente sobre o ganho de capital em operação societária correspondente à compra, pela Parati, e venda, pela Enlighted, em 07 de julho de 2011, de 100% das participações na LUCE LLC (empresa com sede em Delaware, EUA), proprietária de 75,00% das quotas do Luce Brasil Fundo de Investimento em Participações (FIP Luce), detentor indireto, através da Luce Empreendimentos e Participações S.A., de, aproximadamente, 13,03% do capital total e votante de emissão da Light S.A. (Light). O valor da contingência é de, aproximadamente, R$214.670 (R$212.393 em 31 de dezembro de 2017) e a probabilidade de perda foi avaliada como possível.

Contribuição Social sobre o Lucro Líquido (CSLL)

A Receita Federal do Brasil lavrou autos de infração contra a Companhia e suas controladas nos exercícios de 2012 e 2013 em razão da não adição ou dedutibilidade indevida da base de cálculo da CSLL dos valores referentes às parcelas de: i) tributos com exigibilidade suspensa; ii) doações e patrocínios (Lei nº 8.313/91); e iii) multas por infrações de naturezas diversas. O montante desta contingência é de R$329.491 (R$322.196 em 31 de dezembro de 2017). A Companhia classificou a probabilidade de perda como possível em conformidade à análise da jurisprudência relativa à questão.

Questões Regulatórias

Contribuição para Iluminação Pública (CIP)

A Companhia e a Cemig D são partes em diversos processos judiciais, cujo objeto é a declaração de nulidade da cláusula dos Contratos de Fornecimento de Energia Elétrica para iluminação pública, firmados com diversos municípios de sua área de concessão e a restituição da diferença dos valores cobrados nos últimos 20 anos, caso seja reconhecido em juízo que tal cobrança é indevida. As ações se fundamentam em suposto equívoco da Companhia na estimativa de tempo utilizada para o cálculo do consumo de energia elétrica para iluminação pública, custeado pela CIP.

A Companhia acredita ter argumentos de mérito para defesa judicial em tais demandas, tendo em vista que a cobrança atualmente feita é fundamentada na Resolução Normativa da ANEEL nº 456/2000, e, portanto, não constituiu provisão para esta contingência, estimada em R$1.244.323 (R$1.224.274 em 31 de dezembro de 2017), tendo classificado a probabilidade de perda como possível em decorrência da inaplicabilidade do Código de Defesa do Consumidor, por se tratar de regulamentação própria do setor elétrico, sendo que a Cemig atendeu ao disposto nas Resoluções 414 e 456 da ANEEL, que tratam do assunto.

Contabilização de operações com venda de energia pela Câmara de Comercialização de Energia Elétrica (CCEE)

A AES Sul Distribuidora questiona, judicialmente, desde agosto de 2002, os critérios de contabilização das operações com venda de energia no Mercado Atacadista de Energia (MAE), antecessora da Câmara de Comercialização de Energia Elétrica (CCEE), durante o período do racionamento, e obteve decisão judicial liminar favorável, em fevereiro de 2006, em que é determinado que a ANEEL atendesse ao pleito da Distribuidora e proceda, com a CCEE, a recontabilização e liquidação das operações durante o racionamento, desconsiderando o seu Despacho nº 288 de 2002. Tal medida deveria ser efetivada na CCEE, a partir de novembro de 2008, e implicaria um desembolso adicional para a Cemig GT, referente à despesa com compra de energia no mercado de curto prazo, com a CCEE, no valor aproximado de R$294.881 (R$287.515 em 31 de dezembro de 2017). A Cemig GT obteve em 09 de novembro de 2008, junto ao Tribunal Regional Federal, liminar suspendendo a obrigatoriedade de se depositar o valor devido, em decorrência da Liquidação Financeira Especial efetivada pela CCEE.

A Cemig GT classificou a possibilidade de perda como possível em decorrência de se tratar de Acordo Geral do Setor Elétrico, no qual a Companhia possui documentação hábil para suas alegações.

Encargos de Serviços do Sistema—Resolução do Conselho Nacional de Política Energética

A Resolução CNPE nº 3, de 6 de março de 2013, estabeleceu novos critérios para o Rateio do custo do despacho adicional de usinas termelétricas. Pelos novos critérios, o custo dos Encargos do Serviço do Sistema (ESS) por motivo de segurança energética, que era rateado integralmente entre os consumidores livres e distribuidoras, passaria a ser rateado por todos os agentes do Sistema Interligado Nacional (SIN), inclusive geradores e comercializadores.

Em maio de 2013, a Associação Brasileira dos Produtores Independentes de Energia Elétrica (APINE), da qual a Cemig GT é associada, obteve liminar sustando os efeitos dos artigos 2º e 3º da Resolução CNPE nº 3, isentando os geradores do pagamento do ESS em conformidade à Resolução mencionada.

Em decorrência da Liminar, a CCEE efetuou a liquidação financeira de abril a dezembro de 2013, utilizando-se dos critérios anteriores à Resolução mencionada. Dessa forma, a Cemig GT efetuou o registro dos custos do ESS em conformidade aos critérios de liquidação financeira divulgados pela CCEE, sem os efeitos da Resolução CNPE nº 3.

Os pedidos da Autora (APINE) foram julgados procedentes em primeira instância, confirmando o provimento liminar concedido às suas associadas, dentre elas a Cemig GT e suas subsidiárias. Esta decisão foi objeto de Recurso de Apelação distribuído à 7ª Turma do TRF – 1ª Região, que aguarda julgamento.

O valor da contingência é de, aproximadamente, R$206.919 (R$201.586 em 31 de dezembro de 2017). Apesar da decisão favorável em 1ª instância, os assessores jurídicos da Associação ainda consideraram o risco de perda desta contingência como possível, com o que a Cemig GT concorda uma vez que ainda não há elementos que permitam prever o resultado do julgamento do Recurso de Apelação interposto pela União Federal.

Majoração tarifária

Exclusão de Consumidores Inscritos como Baixa Renda

O Ministério Público Federal impetrou Ação Civil Pública contra a Cemig e a ANEEL, objetivando evitar a exclusão de consumidores do enquadramento da Subclasse Tarifa Residencial de Baixa Renda, requerendo a condenação da Cemig D ao pagamento em dobro da quantia paga em excesso pelos consumidores. O pedido foi julgado procedente, contudo, a Cemig e a ANEEL interpuseram recurso de apelação contra esta decisão e aguardam julgamento. O valor da contingência é de, aproximadamente, R$282.269 (R$275.458 em 31 de dezembro de 2017). A Cemig D classificou a possibilidade de perda como possível em decorrência de decisões favoráveis sobre este tema.

Questões Ambientais

Impactos Ambientais Decorrentes de Construção de Usinas

O Ministério Público do Estado de Minas Gerais, determinada associação e particulares distribuíram Ações Civis Públicas (ACP’s) e Ações Populares requerendo que a Cemig GT invista, no mínimo, 0,5% da receita operacional bruta anual das usinas Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras e Peti, desde 1997, na proteção e na preservação ambiental dos mananciais hídricos existentes nos municípios onde estão localizadas as usinas, e indenização proporcional aos danos ambientais causados, que não possam ser recuperados, decorrentes da omissão no cumprimento da Lei do Estado de Minas Gerais nº 12.503/1997. A Cemig GT interpôs recursos para o Superior Tribunal de Justiça (STJ) e para o Supremo Tribunal Federal (STF). A Cemig GT, baseada na opinião de seus assessores jurídicos, entende que se trata de discussão de matéria de índole infraconstitucional (existência de Lei Federal com objeto análogo) e matéria constitucional no que se refere à constitucionalidade ou não da norma estadual, a decisão final compete ao STJ e ao STF. Nenhuma provisão foi constituída, uma vez que a Administração, baseada na opinião de seus assessores jurídicos, classificou a probabilidade de perda como possível e o valor da contingência é de R$130.250 (R$126.664 em 31 de dezembro de 2017).

O Ministério Público do Estado de Minas Gerais ajuizou ações civis públicas requerendo a formação de Área de Preservação Permanente (APP) no entorno do reservatório da usina hidrelétrica de Capim Branco, suspensão dos efeitos das licenças ambientais e recuperação de supostos danos ambientais. A Cemig GT, baseada na opinião de seus assessores jurídicos acerca das alterações ocorridas no novo código florestal e na jurisprudência relativa ao tema, classificou a probabilidade de perda nesta discussão como possível, e o valor estimado da contingência é de R$81.116 (R$79.378 em 31 de dezembro de 2017).

Outros Passivos Contingentes

Quitação Antecipada da CRC – Contas de Resultado a Compensar

A Companhia é parte em um processo administrativo junto ao Tribunal de Contas do Estado de Minas Gerais no qual está sendo questionada uma diferença de valores relativa ao desconto oferecido pela Cemig para antecipação da quitação de Contrato de Cessão do Crédito que a companhia detinha na Conta de Resultados a Compensar (CRC) para o Estado de Minas Gerais, concluída no primeiro trimestre de 2013, bem como à possível oneração indevida do Estado após a assinatura de Termos Aditivos que visaram a restabelecer o equilíbrio R$400.569 (R$397.897 em 31 de dezembro de 2017) e a Companhia acredita ter atendido aos requisitos legais, baseando-se no Parecer do Ministério Público de Contas do Tribunal de Contas do Estado de Minas Gerais. Dessa forma, a probabilidade de perda foi avaliada como possível, uma vez que a Companhia acredita que o ajuste se deu em fiel observância à legislação aplicável à espécie.

Desequilíbrio Contratual

A Cemig D é parte em discussões quanto a alegados prejuízos sofridos por terceiros decorrentes de supostos descumprimentos contratuais quando da implantação de parte do programa de eletrificação rural Luz Para Todos, o que ocasionou desequilíbrio econômico dos contratos. O montante estimado é de R$268.062 (R$261.281 em 31 de dezembro de 2017) e nenhuma provisão foi constituída. A Cemig D classificou a possibilidade de perda como possível em decorrência da análise realizada da argumentação e documentação utilizadas pelos contratados ao responsabilizá-la por eventuais prejuízos apresentados.

Adicionalmente, a Controladora é parte em outras discussões decorrentes de supostos descumprimentos de contratos relacionados ao curso normal de suas operações, no montante estimado de R$82.335 (R$79.985 em 31 de dezembro de 2017). A Cemig D classificou a possibilidade de perda como possível em decorrência da análise de jurisprudência sobre este tema.

Irregularidades em Procedimentos Licitatórios

A Cemig D é parte em discussão quanto a supostas irregularidades em procedimentos licitatórios, regidos por edital de pregão eletrônico. O montante estimado é de R$26.324 (R$26.149 em 31 de dezembro de 2017) e nenhuma provisão foi constituída. A Cemig D classificou a possibilidade de perda como possível em decorrência da análise de jurisprudência sobre este tema.

24.	PATRIMÔNIO LÍQUIDO E REMUNERAÇÃO AOS ACIONISTAS

Em 31 de março de 2018 e 31 de dezembro de 2017, o Capital Social da Companhia é de R$6.294.208, representado por 420.764.708 ações ordinárias e 838.076.946 preferenciais, ambas com valor nominal de R$5,00.

(a)	Aumento de capital na Cemig

Em 26 de outubro de 2017, os acionistas da Companhia reunidos em Assembleia Geral Extraordinária (AGE) aprovaram por unanimidade a proposta do Conselho de Administração referente ao aumento de capital da Companhia, mediante a emissão de até 199.910.947 novas ações, com valor nominal de R$5,00 cada, fazendo jus aos mesmos direitos concedidos às ações da mesma classe que originaram o aumento do capital.

Foi subscrito pelos acionistas o valor de R$1.215.223 até 31 de dezembro de 2017, correspondendo a 184.965.518 ações, ao preço de R$6,57 por ação. As sobras não subscritas foram de 14.945.429, sendo 13.139.679 ON e 1.815.750 PN.

Em 21 de março de 2018, a Cemig alienou a totalidade das sobras das ações não subscritas, por meio de oferta pública de lote único e indivisível e que resultou em um volume financeiro de R$110.700. Foram alienadas 13.139.799 sobras de ações ON em um valor médio de R$7,30, no total de R$95.773, e 1.815.750 sobras de ações PN em um valor médio de R$8,22, no valor total de R$14.927.

Concluindo a operação, em 23 de abril de 2018, os acionistas da Companhia aprovaram o aumento de capital da Companhia no valor de R$999.555, passando o capital de R$6.294.208 para R$7.293.763, mediante a emissão de 199.910.947 novas ações, com valor nominal de R$5,00 cada, sendo 66.849.505 ordinárias e 133.061.442 preferenciais.

O valor subscrito pelos acionistas foi de R$1.324.773, sendo que a diferença entre o aumento de capital e o valor subscrito, no valor de R$325.218 será registrado na Reserva de Capital.

(b)	Lucro por ação

Considerando o aumento de capital em 23 de abril de 2018 descrito acima, o cálculo do lucro básico e diluido é apresentado a seguir:

Quantidade de ações	31/03/2018	31/03/2017
Ações ordinárias já capitalizadas	420.764.708	420.764.708
Ações ordinárias a serem capitalizadas	66.849.505	—
Ações em Tesouraria	(69)	—

	487.614.144	420.764.708
Ações preferenciais já capitalizadas	838.076.946	838.076.946
Ações preferenciais a serem capitalizadas	133.061.442
Ações em Tesouraria	(560.649)	(560.718)

	970.577.739	837.516.228

Total	1.458.191.883	1.258.280.936

Lucro básico e diluído por ação

	31/03/2018	31/03/2017
Lucro líquido do período (A)	464.449	342.596
Total de ações (B)	1.458.191.883	1.258.280.936

Lucro básico e diluído por ação (A/B) (R$)	0,319	0,2729

Considerando que as ações subscritas a serem capitalizadas têm direito aos dividendos referentes ao exercício findo em 31 de dezembro de 2017, caso estas tivessem sido consideradas no cálculo do lucro básico e diluído por ação relativo ao trimestre findo em 31 de março de 2017, o resultado do mesmo seria 0,2349.

As opções de compra e venda de investimentos descritas na nota explicativa nº 29 tem potencialmente o poder de diluir os resultados por ação básicos no futuro, entretanto, não provocaram diluição no lucro por ação nos períodos apresentados.

(c)	Ajustes de Avaliação Patrimonial

Ajustes de Avaliação Patrimonial	Consolidado
	31/03/2018	31/12/2017
Ajustes de Passivos Atuarias – Benefícios a Empregados	(234.520)	(234.519)
Resultado Abrangente em Controlada e Controlada em Conjunto
Custo Atribuído de Ativos Imobilizados	648.694	638.517
Variação de valor justo de ativo financeiro disponível para venda de controlada em conjunto	—	139
Ajustes de Conversão de Balanço	537	398
Ajustes de Passivos Atuariais – Benefícios a Empregados	(1.241.559)	(1.241.144)
Instrumentos Financeiros de Hegde de Fluxo de Caixa	87	87

	(592.241)	(602.003)

Ajustes de Avaliação Patrimonial	(826.761)	(836.522)

25.	RECEITA

A composição da Receita da Companhia e suas controladas é conforme segue:

	Consolidado
	31/03/2018	31/03/2017
Fornecimento Bruto de Energia Elétrica (a)	5.397.905	5.771.613
Receita de Uso dos Sistemas Elétricos de Distribuição – TUSD (b)	373.741	463.049
CVA e Outros Componentes Financeiros (c)	441.156	(302.602)
Receita de Transmissão
Receita de Concessão de Transmissão (d)	100.991	92.500
Receita de Construção de Transmissão (e)	1.063	2.920
Receita de Indenização de Transmissão (g)	49.841	65.830
Receita de Indenização da Geração (h)	17.245	—
Receita de Construção de Distribuição (e)	176.797	197.639
Ajuste de expectativa do fluxo de caixa do ativo financeiro indenizável da concessão de distribuição (i)	792	1.227
Receita de Atualização Financeira da Bonificação pela Outorga (f)	81.827	79.506
Transações com energia na CCEE (i)	134.327	226.648
Fornecimento de Gás	428.071	410.541
Multa por violação de padrão indicador de continuidade (1)	(16.446)	—
Outras Receitas Operacionais (k)	462.113	347.869
Impostos e Encargos Incidentes sobre a Receita (l)	(2.713.992)	(2.543.810)

Receita Operacional Líquida	4.935.431	4.812.930

(1)	Conforme mencionado na nota explicativa 2.2, a partir de 1º de janeiro de 2018, esses valores passaram a ser reconhecidos como redução da receita ao invés de despesas operacionais, conforme alteração constante do Pronunciamento CPC 47/IFRS 15

a)	Fornecimento Bruto de Energia Elétrica

A composição do Fornecimento de Energia Elétrica, por classe de consumidores, é a seguinte:

	MWh (1)		R$
	31/03/2018	31/03/2017	31/03/2018	31/03/2017
Residencial	2.593.117	2.537.050	1.917.981	1.991.413
Industrial	4.028.060	4.253.259	1.105.786	1.181.771
Comércio, Serviços e Outros	2.042.937	1.912.090	1.069.278	1.140.139
Rural	765.502	798.476	342.763	368.314
Poder Público	213.598	210.613	120.850	131.139
Iluminação Pública	343.406	334.480	124.416	129.852
Serviço Público	322.058	314.937	134.272	144.258

Subtotal	10.308.678	10.360.905	4.815.346	5.086.886

Consumo Próprio	12.124	9.262	—	—
Fornecimento não Faturado Líquido	—	—	(81.954)	35.746

	10.320.802	10.370.167	4.733.392	5.122.632

Suprimento a Outras Concessionárias (2)	2.632.799	2.894.117	701.491	457.794
Suprimento Não Faturado Líquido	—	—	(36.978)	191.187

Total	12.953.601	13.264.284	5.397.905	5.771.613

(1)	Informações não revisadas pelos auditores independentes;
(2)	Inclui Contrato de Comercialização de Energia no Ambiente Regulado (CCEAR), contratos bilaterais com outros agentes e as receitas de gestão de ativos de geração (GAG) das 18 usinas hidrelétrica do Lote D do Leilão nº 12/2015.

b)	Receita de Uso dos Sistemas Elétricos de Distribuição – TUSD

Parcela representativa dos Grandes Consumidores Industriais na área de concessão da Cemig Distribuição que estão na condição de “livres”, com a venda de energia para estes consumidores realizada, por meio da Cemig Geração e Transmissão e outras geradoras. Dessa forma, os encargos referentes ao uso da rede de distribuição (“TUSD”) desses consumidores livres, são cobrados, separadamente com o registro nesta rubrica.

c)	Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros

O resultado decorrente das variações da Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros refere-se às variações positivas ou negativas entre a estimativa de custos não gerenciáveis da controlada Cemig D e os pagamentos efetivamente ocorridos. Os montantes reconhecidos decorrem das constituições e realizações no período corrente homologadas ou a serem homologadas nos processos de reajuste tarifário. Mais informações na nota explicativa nº 14.

d)	Receita de Concessão de Transmissão

A Receita de Transmissão compreende a parcela recebida dos agentes do setor elétrico referente à operação e manutenção da rede de linhas de transmissão pertecentes ao Sistema Nacional Interligado – SIN, denominada Rede Básica, representada pela Receita Anual Permitida – RAP, sendo adicionado ajuste de expectativa do fluxo de caixa do ativo financeiro decorrente da variação do valor justo da base de remuneração de ativos, no montante de R$2.927 no trimestre findo em 31 de março de 2018.

e)	Receita de Construção

As entidades abrangidas dentro do escopo do ICPC 01 (R1)—Contratos da Concessão, devem registrar a construção ou melhoria da infraestrutura da concessão de acordo com o CPC 17 (R1)—Contratos de Construção. Os custos da construção da infraestrutura efetuados pela Companhia são confiavelmente mensurados. Portanto, as receitas e as despesas correspondentes a esses serviços de construção são reconhecidas na medida em que são incorridos, até a data do balanço. A perda esperada nos contratos de construção é reconhecida imediatamente como despesa. Considerando que o modelo regulatório vigente, não prevê remuneração específica para a construção ou melhoria da infraestrutura da concessão, que as construções e melhorias são substancialmente executadas através de serviços especializados de terceiros, e que toda receita de construção está relacionada à construção de infraestrutura dos serviços de distribuição de energia elétrica, a Administração da Companhia decidiu registrar a receita de contratos de construção com margem de lucro zero.

f)	Receita de Atualização Financeira da Bonificação pela Outorga

Representa a atualização pelo IPCA e juros remuneratórios da Bonificação pela Outorga relativa à concessão do lote D do Leilão 12/2015. Mais detalhes vide nota explicativa nº 14 destas Informações Contábeis Intermediárias.

g)	Receita de Indenização da Transmissão

No trimestre findo em 31 de março de 2018, a Companhia reconheceu receita no valor de R$49.841 (R$65.830 no trimestre findo em 31 de março de 2017) correspondente à atualização, pelo IPCA, do saldo de indenização de transmissão a receber. Mais detalhes vide nota explicativa nº 14.

h)	Receita de Indenização da Geração

No trimestre findo em 31 de março de 2018, a Companhia reconheceu receita no valor total de R$17.245 referente à atualização do saldo do ativo financeiro relativo à indenização das Usinas de São Simão e Miranda, conforme Portaria nº 291/17. Mais detalhes vide nota explicativa nº 14.

i)	Receita de Transações com energia na Câmara de Comercialização de Energia Elétrica (CCEE)

A receita com transações com energia na CCEE corresponde à apuração mensal do resultado líquido positivo das liquidações das operações de compra e venda de energia elétrica no Mercado de Curto Prazo, no âmbito da CCEE.

j)	Ajuste de expectativa do fluxo de caixa do ativo financeiro indenizável da concessão de distribuição

Receita de Ajuste de expectativa do fluxo de caixa do ativo financeiro indenizável da concessão de distribuição decorrente da atualização monetária da Base de Remuneração de Ativos.

k)	Outras Receitas Operacionais

	Consolidado
	31/03/2018	31/03/2017
Serviço Taxado	2.936	2.056
Serviço de Telecomunicações	44.037	36.242
Prestações de Serviços	41.711	35.284
Subvenções (1)	265.272	242.682
Aluguel e Arrendamento	20.915	28.936
Ressarcimento de energia descontratada (2)	84.092	—
Outras	3.150	2.669

	462.113	347.869

(1)	Receita reconhecida em decorrência dos subsídios incidentes nas tarifas aplicáveis aos usuários do serviço público de distribuição de energia elétrica, que são reembolsados pela ELETROBRAS.
(2)	Ressarcimento de energia descontratada em função de alteração dos contratos de comercialização de energia elétrica CCEAR acordado entre a Santo Antônio Energia S.A, controlada da Madeira Energia, e a Cemig Distribuição. O valor será liquidado em 24 parcelas mensais e atualizados mensalmente pela SELIC.

l)	Impostos e Encargos Incidentes Sobre a Receita

	Consolidado
	31/03/2018	31/03/2017
Tributos sobre a Receita
ICMS	1.253.097	1.331.246
COFINS	558.380	529.287
PIS-PASEP	121.232	114.907
Outros	2.248	1.900

	1.934.957	1.977.340
Encargos do Consumidor
Reserva Global de Reversão – RGR	5.240	9.867
Programa de Eficiência Energética – PEE	13.213	12.787
Conta de Desenvolvimento Energético – CDE	587.855	443.621
Pesquisa e Desenvolvimento – P&D	8.513	10.453
Fundo Nacional de Desenvolvimento Científico e Tecnológico – FNDCT	8.513	10.453
Pesquisa Expansão Sistema Energético – EPE/MME	4.257	5.227
Encargos do Consumidor—PROINFA	10.241	9.663
Taxa Fiscalização Serviços Energia Elétrica	6.217	8.310
Compensação Financeira Utilização Recursos Hídricos	18.214	26.831
Encargos do Consumidor—Bandeiras Tarifárias	116.772	29.258

	779.035	566.470

	2.713.992	2.543.810

26.	CUSTOS E DESPESAS OPERACIONAIS

	Consolidado		Controladora

	31/03/2018	31/03/2017	31/03/2018	31/03/2017
Pessoal (a)	331.664	381.208	7.469	16.676
Participação dos Empregados e Administradores no Resultado	19.577	18.884	1.411	492
Obrigações Pós-Emprego—nota 22	83.271	94.638	10.109	9.668
Materiais	15.290	11.279	42	16
Serviços de Terceiros (b)	235.793	208.624	1.967	2.717
Energia Elétrica Comprada para Revenda (c)	2.263.693	2.093.088	—	—
Depreciação e Amortização	212.991	201.365	118	135
Provisões (Reversões) e ajustes para perdas Operacionais (d)	133.207	208.532	39.311	16.468
Encargos de Uso da Rede Básica de Transmissão	392.542	206.497	—	—
Gás Comprado para Revenda	263.233	222.512	—	—
Custos de Construção de Infraestrutura (e)	180.669	200.559	—	—
Outras Despesas (Receitas) Operacionais Líquidas (f)	66.363	96.516	2.855	3.200

	4.198.293	3.943.702	63.282	49.372

a)	Despesas com Pessoal

Programa de Desligamento Voluntário Programado (PDVP 2018)

Em março de 2018, a Companhia aprovou o Programa de Desligamento Voluntário Programado (PDVP 2018), sendo elegíveis para requerer a adesão os empregados que tiverem tempo de serviço igual ou superior a 25 anos até 31 de dezembro de 2018. O PDVP 2018 terá o seu período de adesão entre 02 a 30 de abril de 2018. O programa prevê o pagamento das verbas rescisórias previstas em lei, incluindo aviso prévio, depósito da multa correspondente a 40% do valor base do FGTS para fins rescisórios e demais encargos previstos na legislação, não havendo previsão de pagamento de prêmio adicional.

O PDVP 2018 teve a adesão de 175 empregados, com um custo estimado de R$28.129 a ser reconhecido no 2º trimestre de 2018.

b)	Serviço de Terceiros

	Consolidado		Controladora
	31/03/2018	31/03/2017	31/03/2018	31/03/2017
Leitura de Medidores/Entrega de Contas	30.696	33.376	—	—
Comunicação	18.409	14.846	126	62
Manutenção e Conservação de Instalações e Equipamentos Elétricos	78.393	64.033	5	19
Conservação e Limpeza de Prédios	25.930	22.502	58	167
Mão de Obra Contratada	3.941	2.386	—	—
Fretes e Passagens	847	1.295	115	382
Hospedagem e Alimentação	2.584	2.998	39	41
Vigilância	4.978	5.313	—	—
Consultoria	3.288	2.994	38	150
Manutenção/Conservação de Móveis Utensílios	595	782	—	—
Tecnologia da Informação	11.161	13.096	192	141
Manutenção e Conservação de Veículos	498	5.741	—	14
Corte e Religação	10.139	4.279	—	—
Meio Ambiente	2.134	4.789	—	—
Serviços Advocatícios	4.781	2.893	271	292
Custas Processuais	371	443	—	10
Poda de Árvores	4.029	3.657	—	—
Limpeza de Faixa	5.973	1.076	—	—
Reprografia e Publicações Legais	4.207	3.776	71	30
Inspeção de Unidades Consumidoras	1.863	628	—	—
Impressão de Notas Fiscais e Contas de Energia Elétrica	500	700	—	—
Outras Despesas	20.476	17.802	1.052	1.409

	235.793	208.624	1.967	2.717

c)	Energia Elétrica Comprada para Revenda

	Consolidado
	31/03/2018	31/03/2017
Energia de Itaipu Binacional	288.243	294.046
Contratos por Cotas de Garantia Física	171.384	109.154
Cotas das Usinas de Angra I e II	66.712	60.944
Energia de curto prazo	219.111	157.403
PROINFA	79.848	75.322
Contratos Bilaterais	105.085	71.913
Energia adquirida através de Leilão em Ambiente Regulado	723.513	742.232
Energia adquirida no Ambiente Livre	823.936	788.110
Créditos de PASEP-COFINS	(214.139)	(206.036)

	2.263.693	2.093.088

d)	Provisões (Reversões) Operacionais

	Consolidado		Controladora
	31/03/2018	31/03/2017	31/03/2018	31/03/2017
Perdas estimadas em créditos de liquidação duvidosa	76.183	66.195	—	—
Perdas estimadas em outros créditos a receber	560	—	—	—
Provisão (reversão) para Contingências (1)
Trabalhistas	17.054	63.306	1.110	(553)
Cíveis	(1.299)	7.445	728	162
Tributárias	69	1.594	15	604
Ambientais	28	1	—
Regulatórias	3.385	1.078	2.959	569
Outras	(1.683)	6.326	(36)	35

	17.554	79.750	4.776	817

	94.297	145.945	4.776	817

Ajustes para perdas
Opção de venda Parati (Nota 29)	34.535	15.651	34.535	15.651
Opção de venda SAAG (Nota 29)	4.375	46.936	—	—

	38.910	62.587	34.535	15.651

	133.207	208.532	39.311	16.468

(1)	As provisões para contingências da controladora são apresentadas na demonstração dos resultados do período consolidado como despesas operacionais.

e)	Custo de Construção

	Consolidado
	31/03/2018	31/03/2017
Pessoal e Administradores	14.570	10.246
Materiais	75.934	79.630
Serviços de Terceiros	74.028	87.797
Outros	16.137	22.886

	180.669	200.559

f)	Outras despesas (receitas) operacionais líquidas

	Consolidado		Controladora
	31/03/2018	31/03/2017	31/03/2018	31/03/2017
Arrendamentos e Aluguéis	22.495	23.988	829	595
Propaganda e Publicidade	1.512	832	4	—
Consumo Próprio de Energia Elétrica	6.597	5.510	—	—
Subvenções e Doações	1.805	3.533	—	—
Concessão Onerosa	778	752	—	—
Seguros	1.918	2.524	402	851
Anuidade CCEE	1.924	2.028	—	—
Resultado Líquido na Desativação e Alienação de Bens	1.982	2.560	—	—
FORLUZ – Custeio Administrativo	7.862	6.471	278	320
Agentes Arrecadadores	17.458	17.452	—	—
Multa por violação de padrão indicador de continuidade (1)	—	14.554	—	—
Outras Despesas	2.031	16.312	1.342	1.434

	66.362	96.516	2.855	3.200

(1)	Conforme mencionado na nota explicativa nº 2.2, a partir de 1º de janeiro de 2018 esses valores passaram a ser reconhecidos como redução da receita ao invés de despesas operacionais, conforme alteração constante do Pronunciamento CPC 47/IFRS 15.

27.	RECEITAS E DESPESAS FINANCEIRAS

	Consolidado		Controladora
	31/03/2018	31/03/2017	31/03/2018	31/03/2017
RECEITAS FINANCEIRAS
Renda de Aplicação Financeira	23.727	64.830	2.575	15.765
Acréscimos Moratórios sobre Venda de Energia	75.662	72.864	—	—
Variações Cambiais	2.508	8.387	—	—
Variação Monetária	5.186	8.398	—	1.028
Variação Monetária—CVA	447	—	—	—
Variação Monetária de Depósitos Vinculados a Litígios	6.452	9.936	7.347	4.232
PASEP e COFINS incidente sobre as Receitas Financeiras	(8.927)	(11.112)	(549)	(1.150)
Ganhos com Instrumentos Financeiros (nota 29)	97.517	—	—	—
Ajuste a Valor Presente	6.790	12.303	—	—
Outras	32.492	14.285	1.875	3.705

	241.854	179.891	11.248	23.580
DESPESAS FINANCEIRAS
Encargos de Empréstimos e Financiamentos	(287.348)	(446.391)	—	—
Amortização do custo de transação	(9.000)	(15.030)
Variações Cambiais	(19.374)	—	—	—
Variação Monetária – Empréstimos e Financiamentos	(38.673)	(43.407)	—	—
Variação Monetária – Concessão Onerosa	(664)	(380)	—	—
Encargos e Variação monetária de Obrigação Pós-Emprego	(18.007)	(19.368)	(886)	(953)
Variação Monetárias – Obrigações com a CCEE	—	(9.562)	—	—
Variação Monetária—CVA	—	(6.169)	—	—
Atualizaçõa Financeira – Adiantamento de Clientes	(3.619)	(12.561)	—	—
Outras	(22.969)	(19.769)	(8)	(174)

	(399.654)	(572.637)	(894)	(1.127)

RESULTADO FINANCEIRO LÍQUIDO	(157.800)	(392.746)	10.354	22.453

As despesas com PASEP/COFINS são incidentes sobre os juros sobre o capital próprio.

28.	TRANSAÇÕES COM PARTES RELACIONADAS

Os principais saldos e transações consolidados com partes relacionadas da Companhia são como segue:

	ATIVO		PASSIVO		RECEITA		DESPESA
EMPRESAS	31/03/2018	31/12/2017	31/03/2018	31/12/2017	31/03/2018	31/03/2017	31/03/2018	31/03/2017
Controlador
Governo do Estado de Minas Gerais
Circulante
Consumidores e Revendedores (1)	99.938	54.926	—	—	30.588	36.360	—	—
Contribuição para Iluminação Pública (CIP) (1)	1.311	1.220	—	—	—	—	—	—
Contas a Receber do Estado de Minas Gerais –AFAC (2)	238.869	235.018	—	—	3.851	—	—	—
Não Circulante
Consumidores e Revendedores (1)	36.617	50.349	—	—	—	—	—	—
Contribuição para Iluminação Pública (CIP) (1)	874	1.119	—	—	—	—	—	—
Controlada em conjunto
Aliança Geração
Circulante
Operações com Energia Elétrica (3)	—	—	7.087	7.105	—	—	(38.088)	(35.127)
Prestação de Serviços (4)	1.709	1.657	—	—	3.269	2.603	—	—
Juros sobre Capital Próprio e Dividendos	45.315	72.315	—	—	—	—	—	—
Baguari Energia
Circulante
Operações com Energia Elétrica (3)	—	—	852	858	223	215	(1.805)	(1.630)
Prestação de Serviço (4)	214	211	—	—	—	—	—	—
Madeira Energia
Circulante
Operações com Energia Elétrica (3)	—	—	13.085	56.531	8.552	5.451	(148.493)	(140.026)
Adiantamento de entrega futura de energia elétrica (5)	76.428	66.185	—	—	3.373	2.955	—	—
Ressarcimento de Energia Descontratada (6)	42.046	—	—	—	135	—	—	—
Não Circulante
Adiantamento de entrega futura de energia elétrica (5)	—	6.870	—	—	—	—	—	—
Ressarcimento de Energia Descontratada (6)	35.038	—	—	—	—	—	—	—
Norte Energia
Circulante
Operações com Energia Elétrica (3)	130	130	5.242	3.640	3.967	1.298	(43.411)	(27.208)
Lightger
Circulante
Operações com Energia Elétrica (3)	—	—	—	—	—	—	(4.629)	(4.846)
Juros sobre Capital Próprio e Dividendos	445	—	—	—	—	—	—	—
Hidrelétrica Pipoca
Circulante
Operações com Energia Elétrica (3)	—	—	1.218	—	—	—	(5.167)	(3.567)
Juros sobre Capital Próprio e Dividendos	—	584	—	—	—	—	—	—
Retiro Baixo
Circulante
Operações com Energia Elétrica (3)	—	—	523	528	—	—	(1.142)	(1.486)
Juros sobre Capital Próprio e Dividendos	2.581	2.581	—	—	—	—	—	—
Centroeste
Circulante
Juros sobre Capital Próprio e Dividendos	1.201	—	—	—	—	—	—	—
Renova
Circulante
Operações com Energia Elétrica (3)	—	—	43	1.744	—	—	(30.866)	(51.504)
Não Circulante
Adiantamento de entrega futura de energia elétrica (7)	47.072	—	—	—	522	27.725	—	—
Contas a Receber (8)	358.789	350.200	—	—	8.589	17.043	—	—
Empresa Amazonense de Transmissão de Energia (EATE)
Circulante
Operações com Energia Elétrica (3)	—	—	2.690	2.882	—	—	(5.972)	(6.547)
Light
Circulante
Operações com Energia Elétrica (3)	2.720	1.128	484	483	15.584	12.489	(254)	(205)
Juros sobre Capital Próprio e Dividendos	6.489	—	—	—	—	—	—	—

EMPRESAS	ATIVO		PASSIVO		RECEITA		DESPESA
	31/03/2018	31/12/2017	31/03/2018	31/12/2017	31/03/2018	31/03/2017	31/03/2018	31/03/2017
TAESA
Circulante
Operações com Energia Elétrica (3)	—	—	11.517	12.105	—	—	(31.613)	(28.498)
Prestação de Serviço (4)	172	404	—	—	139	134	—	—
Companhia Transirapé de Transmissão
Circulante
Operações com Energia Elétrica (3)	—	—	911	964	—	—	(2.353)	(2.433)
Prestação de Serviços (4)	90	90	—	—	319	314	—	—
Juros sobre Capital Próprio e Dividendos	—	1.413	—	—	—	—		—
Axxiom
Circulante
Prestação de serviços (9)	—	—	2.605	2.982	—	—	—	—
Transudeste
Circulante
Operações com Energia Elétrica (3)	—	—	182	191	—	—	(405)	(352)
Prestação de serviços (4)	156	175	—	—	130	150	—	—
Transleste
Circulante
Operações com Energia Elétrica (3)	—	—	293	308	—	—	(653)	(697)
Prestação de serviços (4)	120	120	—	—	276	272	—	—
Hidrelétrica Cachoeirão
Circulante
Juros sobre Capital Próprio e Dividendos	6.662	—	—	—	—	—	—	—
Parati
Circulante
Juros sobre Capital Próprio e Dividendos	6.167	—	—	—	—	—	—	—
Outras partes relacionadas
FIC Pampulha
Circulante
Caixa e Equivalentes	118.856	322.423	—	—	—	—	—	—
Títulos e Valores Mobiliários	430.128	1.037.423	—	—	8.515	36.800	—	—
(-) Títulos emitidos por empresas controladas (10)	(16.483)	(25.493)	—	—	—	—	—	—
Não Circulante
Títulos e Valores Mobiliários	9.949	30.124	—	—	—	—	—	—
FORLUZ
Circulante
Obrigações Pós-emprego (11)	—	—	116.827	108.843	—	—	(47.985)	(43.491)
Contribuições para Suplementação de Aposentadoria – Plano de Contribuição Definitiva (12)	—	—	—	—	—	—	(19.092)	(21.651)
Custeio Administrativo (13)	—	—	—	—	—	—	(7.862)	(6.471)
Arrendamento Operacional (14)	—	—	1.616	4.998	—	—	(11.528)	(11.775)
Não Circulante
Obrigações Pós-Emprego (11)	—	—	1.958.273	1.959.512	—	—	—	—
Cemig Saúde
Circulante
Plano de Saúde e odontológico (15)	—	—	116.953	115.045	—	—	(46.534)	(48.358)
Não Circulante
Plano de Saúde e odontológico (15)	—	—	1.749.964	1.633.291	—	—	—	—

As principais condições relacionadas aos negócios entre partes relacionadas estão demonstradas a seguir:

(1)	Refere-se à venda de energia ao Governo do Estado de Minas Gerais, considerando que o preço da energia é aquele definido pela ANEEL através de resolução referente ao reajuste tarifário anual da companhia. Em 2017, O Governo do Estado de Minas Gerais firmou um Termo de acordo de reconhecimento de dívida – TARD junto a Cemig D para pagamento de débitos relativos a fornecimento de energia que encontravam-se em aberto, no montante de R$113.032, a serem liquidados em 24 parcelas, atualizadas mensalmente conforme a variação do IGP-M. A primeira parcela, no montante de R$5.418, foi recebida em dezembro de 2017 e as demais possuem vencimento até novembro de 2019;
(2)	Refere-se a contas a receber decorrente do recálculo de correção monetária de valores relativos ao AFAC devolvidos ao Estado de Minas Gerais, transferido para a rubrica Contas a Receber do Estado de Minas Gerais em 30 de setembro de 2017 em decorrência da assinatura do Termo de Reconhecimento de Débito pelo Governo do Estado (vide Nota Explicativa 11);
(3)	As operações de venda e compra de energia elétrica, entre geradores e distribuidores, foram realizadas através de leilões organizados pelo Governo Federal e as operações de transporte de energia elétrica, realizadas pelas transmissoras, decorrem da operação centralizada do Sistema Interligado Nacional realizada pelo Operador Nacional do Sistema (ONS);
(4)	Refere-se a contrato de prestação de serviço de operação e manutenção de usina;
(5)	Refere-se à antecipação de pagamentos de Compra e Venda de Energia Elétrica feitos em 2017 à Santo Antônio Energia, controlada da Madeira Energia. O pagamento está sendo efetuado através de faturas de suprimento de energia emitidas a partir de janeiro de 2018, em 12 parcelas;
(6)	Refere-se ao ressarcimento de energia descontratada em função de alteração dos contratos de comercialização de energia elétrica CCEAR acordado entre a Santo Antônio Energia S.A, controlada da Madeira Energia, e a Cemig Distribuição, totalizando o montante de R$84.092 a ser liquidados em 24 parcelas mensais e atualizados mensalmente pela SELIC. As duas primeiras parcelas foram recebidas em fevereiro e março de 2018 e as demais possuem vencimento até janeiro de 2020;
(7)	Refere-se à antecipação de pagamentos de Compra e Venda de Energia Elétrica Incentivadora vincendos nos meses de abril a agosto de 2018, descontados à taxa de 155% do Certificado de Depósitos Interbancários divulgado pela Cetip;

(8)	A Cemig GT possui um contas a receber junto à Renova Energia, no montante total de R$359 milhões a serem liquidadas em parcelas mensais, com o vencimento final em dezembro de 2021 e atualização pela variação de 150% a 155% do CDI;
(9)	Refere-se a contrato de prestação de serviço com desenvolvimento de software de gestão entre Cemig D e a empresa Axxiom Soluções Tecnológicas S.A., instituído no despacho da ANEEL 2.657/2017;
(10)	O FIC Pampulha possui aplicações financeiras em títulos emitidos por empresas controladas. Mais informações e características do fundo no texto descritivo abaixo;
(11)	Os contratos da Forluz são reajustados pelo Índice Nacional de Preços ao Consumidor Amplo (IPCA) do Instituto Brasileiro de Geografia e Estatística (IBGE), mais juros de 6% ao ano e serão amortizados até o exercício de 2031 (vide nota explicativa nº 22);
(12)	Contribuições da Companhia para o Fundo de Pensão referente aos empregados participantes do Plano Misto e calculadas sobre as remunerações mensais em conformidade ao regulamento do Fundo;
(13)	Recursos para o custeio administrativo anual do Fundo de Pensão em conformidade a legislação específica do setor. Os valores são estimados em um percentual da folha de pagamento da Companhia;
(14)	Aluguel das sedes administrativas da Companhia com vigência até março de 2019 e maio de 2034, reajustado anualmente pelo IPCA;
(15)	Obrigações pós-emprego relativas ao plano de saúde e odontológico dos empregados (vide nota explicativa nº 22).

Dividendos a receber de controladas

Dividendos a Receber	Consolidado		Controladora
	31/03/2018	31/12/2017	31/03/2018	31/12/2017
Cemig GT	—	—	364.230	564.230
Outras	68.938	76.893	14.443	38.819

	68.938	76.893	378.673	603.049

Garantias: aval e fiança de empréstimos, financiamentos e debêntures

A Cemig figura como avalista e fiadora de empréstimos, financiamentos e debêntures das seguintes partes relacionadas não consolidadas nas informações contábeis, por se tratarem de controladas em conjunto ou coligadas:

Parte relacionada	Vínculo	Tipo	Objeto	31/03/2018	Vencimento
Norte Energia (NESA)	Coligada	Fiança	Financiamento	2.532.991	2042
Light (1)	Controlada em conjunto	Contragarantia	Financiamento	683.615	2042
Santo Antônio Energia (SAESA)	Controlada em conjunto	Aval	Financiamento	1.919.421	2034
Santo Antônio Energia (SAESA)	Controlada em conjunto	Fiança	Debêntures	804.199	2037
Centroeste	Controlada em conjunto	Fiança	Financiamento	7.573	2023

				5.947.799

(1)	Relacionado à execução de garantias do financiamento Norte Energia

Em 31 de março de 2018, a Administração acredita que não são necessárias provisões a serem reconhecidas nas informações contábeis da Companhia para cumprir com eventuais obrigações oriundas destes avais e fianças.

Aplicações em fundo de investimento FIC Pampulha da Cemig e suas controladas e coligadas

A Cemig e suas controladas e coligadas aplicam parte de seus recursos financeiros em um fundo de investimento, que tem característica de renda fixa e segue a política de aplicações da Companhia. Os montantes aplicados pelo fundo estão apresentados na rubrica “Títulos e Valores Mobiliários” no ativo circulante e não circulante, ou apresentados deduzindo a rubrica de “Debêntures” no passivo circulante e não circulante, em 31 de março de 2018.

Os recursos destinados ao fundo de investimento são alocados somente em emissões públicas e privadas de títulos de renda fixa, sujeitos apenas a risco de crédito, com prazos de liquidez diversificados, aderentes às necessidades dos fluxos de caixa dos cotistas.

As aplicações financeiras em títulos de partes relacionadas, no fundo de investimento, estão descritas abaixo:

Emissor do Título	Tipo	Condições Contratuais Anuais	Vencimento	31/03/2018
				Cemig 1,95%	Cemig GT 8,01%	Cemig D 3,22%	Demais controladas 32,00% (1)	Total 45,18%
ETAU	Debêntures	108,00% do CDI	01/12/2019	200	820	330	5.242	6.592
LIGHT	Nota Promissória	CDI + 3,50%	22/01/2019	400	1.643	661	10.352	13.056

				600	2.463	991	15.594	19.648

Emissor do Título	Tipo	Condições Contratuais Anuais	Vencimento	31/12/2017
				Cemig 4,17%	Cemig GT 26,85%	Cemig D 19,90%	Demais controladas 21,36% (1)	Total 72,28%
ETAU	Debêntures	108,00% do CDI	01/12/2019	420	2.706	2.005	2.152	7.283
LIGHT	Nota Promissória	CDI + 3,50%	22/01/2019	834	5.375	3.983	4.276	14.468

				1.254	8.081	5.988	6.428	21.751

(1)	Referem-se às demais empresas consolidadas pela Cemig, que também possuem participação nos fundos de investimentos.

Remuneração do Pessoal Chave da Administração

Os custos totais com o pessoal chave da administração, composto pela Diretoria Executiva, Conselho Fiscal e Conselho de Administração, no período de três meses findos em 31 de março de 2018 e 2017, são demonstrados na tabela abaixo:

	31/03/2018	31/03/2017
Remuneração	7.703	6.623
Participação nos Resultados (Reversão)	142	41
Benefícios Assistenciais	522	372

Total	8.367	7.036

29.	INSTRUMENTOS FINANCEIROS E GESTÃO DE RISCOS

Os Instrumentos Financeiros da Companhia e de suas controladas se referem a Equivalentes de Caixa, Títulos e Valores Mobiliários, Consumidores, Revendedores e Concessionários – Transporte de Energia, Adiantamentos a Fornecedores, Ativos Financeiros da Concessão Relacionados à Infraestrutura, Subvenção de Baixa Renda, Reembolso de Subsídios Tarifários, Fundos Vinculados, Depósitos Vinculados a Litígios, Valores a Receber de Partes Relacionadas, Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros, Empréstimos e Financiamentos, Obrigações com Debêntures, Obrigações com concessões a pagar e Fornecedores, Dívida Pactuada com o Fundo de Pensão (FORLUZ), Obrigações Pós-Emprego, Opções de Venda e Swaps, sendo os ganhos e perdas, obtidos nas operações, integralmente registrados no resultado do exercício ou no patrimônio líquido, de acordo com o Regime de Competência.

Os instrumentos financeiros da Companhia e de suas controladas encontram-se classificados conforme abaixo:

∎	Custo Amortizado: encontram-se nesta categoria os Equivalentes de Caixa, Títulos e Valores Mobiliários, Créditos com Consumidores, Revendedores e Concessionários—Transporte de Energia, Fundos Vinculados, Adiantamentos a Fornecedores, Ativos Financeiros relacionados à Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros, Subvenção de Baixa Renda, Reembolso de Subsídios Tarifários, Depósitos Vinculados a Litígios, Ativos Financeiros da Concessão Relacionados à Infraestrutura de Transmissão, Bonificação pela Outorga de Concessões de Geração e Valores a Receber de Partes Relacionadas. São reconhecidos pelo seu valor nominal de realização, similares aos valores justos;

∎	Valor justo por meio do resultado:

1.	Títulos e Valores Mobiliários, no montante de R$419.624 (R$1.043.893 em 31 de dezembro de 2017). São mensurados ao valor justo e os ganhos ou as perdas são reconhecidos, diretamente, no resultado;

2.	Ativos Financeiros da Concessão Relacionados à Infraestrutura de Distribuição – mensurados através da base de remuneração dos ativos da concessão, conforme legislação estabelecida pelo órgão regulador (ANEEL), levando em consideração as alterações no fluxo de caixa estimado, tomando por base fatores como o valor novo de reposição (VNR) e atualização pelo IPCA, que são considerados equivalentes ao valor justo na data destas Informações Contábeis Intermediárias;

3.	Indenizações a Receber – Transmissão – mensurados ao valor novo de reposição (VNR), conforme critérios estabelecidos em regulamento do poder concedente, com base no valor justo dos ativos a serem indenizados, bem como o Custo Médio Ponderado de Capital (WACC) utilizado pelo poder concedente, que reflete o retorno da concessionária sobre as operações de concessão. Os critérios de VNR e taxas do WACC regulatório são informações públicas divulgadas pelo Poder Concedente e pela Cemig;

4.	Indenizações a Receber – Geração

∎	Usinas operadas em regime de cotas – mensurados ao valor novo de reposição (VNR), conforme critérios estabelecidos em regulamento do poder concedente, com base no valor justo dos ativos a serem indenizados em função do término da concessão, e atualização pela SELIC a partir da publicação da Portaria nº 291, de 3 de agosto de 2017. Mais detalhes na nota explicativa nº 04; e,

∎	Usinas Miranda e São Simão—mensurados ao valor novo de reposição (VNR), conforme estimativas da Companhia, a serem atualizados após a homologação dos valores pela ANEEL;

5.	Instrumentos financeiros derivativos—operações de Swap –reconhecidos inicialmente pelo seu valor justo e os custos de transação atribuíveis são reconhecidos no resultado quando incorridos. Posteriormente ao reconhecimento inicial, os derivativos são mensurados pelo valor justo e as variações no valor justo são registradas no resultado;

6.	Instrumentos financeiros derivativos—opções de venda – mensuradas pelos valores justos mediante a utilização do método Black-Scholes-Merton (BSM).

∎	Outros passivos financeiros—passivos financeiros não derivativos: encontram-se nesta categoria os empréstimos e financiamentos, debêntures, dívida pactuada com Fundo de Pensão (FORLUZ), concessões a pagar, plano de regularização de créditos tributários—PRCT do Estado de Minas Gerais, fornecedores, adiantamento de clientes e passivos financeiros relacionados à Conta de Compensação de Variação de Custos da Parcela A (CVA). São mensurados pelo custo amortizado mediante a utilização do método da taxa de juros efetiva.

Instrumentos Financeiros – Derivativos

Opções de Venda

A Companhia possui determinadas opções de venda para as quais realiza-se o cálculo do valor justo da opção com base no modelo Black and Scholes Merton (BSM), no qual as seguintes variáveis são contempladas: preço de exercício da opção; preço de fechamento do ativo objeto na data de 31 de março de 2018; taxa de juros livre de risco; volatilidade do preço do ativo objeto; e o tempo até o vencimento da opção.

Analiticamente, o cálculo do preço de exercício das opções, da taxa de juros livre de risco e do tempo até o vencimento é primariamente determinístico, de modo que a principal divergência entre as PUT’s se dá na mensuração do preço de fechamento e na volatilidade do ativo objeto.

As opções da Companhia, em 31 de março de 2018 são como segue:

Consolidado	Saldo em 31/03/2018	Saldo em 31/12/2017
Opção de Venda RME	541.767	507.232
Opção de Venda SAAG	316.050	311.593
Opção de Venda /Compra – Ativas e Sonda	(3.883)	(3.801)

	853.934	815.024

Opção de Venda SAAG

Foram assinados, entre a Cemig GT e as entidades de previdência complementar, que participam da estrutura de investimentos da SAAG, (estrutura composta por FIP Melbourne, Parma Participações S.A. e FIP Malbec, em conjunto “Estrutura de Investimento”), Contratos de Outorga de Opção de Venda de Cotas dos Fundos que compõe a Estrutura de Investimento (“Opções de Venda”), que poderão ser exercidas, a critério das entidades de previdência complementar, no 84º mês a partir de junho de 2014. O preço de exercício das Opções de Venda será correspondente ao valor investido por cada entidade de previdência complementar na Estrutura de Investimento, atualizado pro rata temporis, pela variação do Índice Nacional de Preços ao Consumidor Amplo (IPCA), divulgado pelo Instituto Brasileiro de Geografia e Estatística (IBGE), acrescido da taxa de 7% ao ano, deduzidos os dividendos e juros sobre capital pagos pela SAAG às entidades de previdência complementar. Esta opção foi considerada instrumento derivativo, contabilizada pelo seu valor justo através dos resultados.

A Cemig GT utiliza para a mensuração do valor justo da opção de venda da SAAG o modelo Black-Scholes-Merton (“BSM”). Foi considerado como hipótese de que os dispêndios futuros do FIP Malbec e FIP Melbourne são imateriais, de modo que as opções são avaliadas como se participações diretas na MESA o fossem. Contudo, nem SAAG e nem MESA são negociadas em bolsa de valores, de forma que algumas adaptações são necessárias para cálculo do preço do ativo objeto e de sua volatilidade para aplicação do modelo BSM. O preço de fechamento da ação da MESA em 31 de março de 2018 é auferido via Free Cash Flow to Equity (FCFE), com sua equivalência em participação indireta detidas pelos FIP’s. A volatilidade, por sua vez, é mensurada como uma média da volatilidade histórica (hipótese de que a série da diferença dos retornos capitalizados em tempo contínuo segue uma distribuição normal) de empresas comparáveis do setor de geração de energia elétrica com ações negociadas na Bovespa.

Com base nos estudos realizados, encontra-se registrado nas Informações Contábeis Intermediárias um passivo no valor de R$316.050 (R$311.593 em 31 de dezembro de 2017), referente à diferença entre o valor justo estimado para os ativos em relação ao preço de exercício.

A movimentação do valor das opções é como segue:

Consolidado
Saldo em 31 de dezembro de 2016	196.173
Ajuste a Valor Justo	46.936

Saldo em 31 de março de 2017	243.109

Saldo em 31 de dezembro de 2017	311.593
Variação do valor justo	4.457

Saldo em 31 de março de 2018	316.050

A Cemig GT efetuou uma análise de sensibilidade do preço de exercício da opção variando a taxa de juros livre de risco e a volatilidade, mantendo-se todas as demais variáveis do modelo constantes. Nesse contexto, utilizou-se cenários de taxa de juros livre de risco de 5,66% a 9,66% ao ano e volatilidade entre 19% e 79% ao ano, resultando em estimativas de preço mínimo e máximo da opção de venda de R$284.810 e R$375.389, respectivamente.

Opção de Venda de ações da RME

A Cemig concedeu ao Fundo de Participações Redentor, que é acionista da RME – Rio Minas Energia Participações S.A. (“RME”), uma opção de venda da totalidade das ações da RME de propriedade do Fundo, exercível originalmente em maio de 2016. O preço de exercício da opção é calculado através da soma do valor dos aportes do Fundo na investida, acrescidos das despesas de custeio do Fundo e deduzindo-se os juros sobre capital próprio e dividendos distribuídos pela RME.

Sobre o preço de exercício haverá atualização pelo CDI acrescido de remuneração financeira de 0,9% ao ano.

A RME possui ações ordinárias e preferencias emitidas pela Light, e, atualmente, exerce o controle em conjunto com a Companhia sobre as atividades dessa investida. Desta maneira, esta opção foi considerada instrumento derivativo contabilizada pelo seu valor justo através dos resultados.

Em 22 de novembro de 2017 a Cemig firmou com o Banco Santander (Brasil) S.A. (“Santander”), a BV Financeira S.A.—Crédito, Financiamento e Investimento (“BV Financeira”) e o BB-Banco de Investimento S.A. (“BB-BI” e, em conjunto, “Bancos Acionistas”) o Primeiro Aditamento ao Acordo de Acionistas da RME—Rio Minas Energia Participações S.A. (“RME”), para formalizar a postergação parcial da data de exercício da Opção de Venda outorgada pela Cemig aos Bancos Acionistas, passando a data de exercício de 30 de novembro de 2017 para 30 de novembro de 2018.

Valor da exposição da Companhia

A movimentação do valor das opções, correspondente à diferença entre o valor justo estimado para os ativos em relação ao preço de exercício correspondente, nos períodos de três meses findos em 31 de março de 2018 e 2017.

Saldo em 31 de dezembro de 2016	1.149.881
Variação do valor justo	15.651

Saldo em 31 de março de 2017	1.165.532

Saldo em 31 de dezembro de 2017	507.232
Variação do valor justo	34.535

Saldo em 31 de março de 2018	541.767

No cálculo do valor justo da opção com base no Black-Scholes-Merton as seguintes variáveis são contempladas: preço de exercício da opção; preço de fechamento da ação da Light na data de 31 de março de 2018 (como referência para o valor da participação indireta detida pelos acionistas diretos da RME na Light); taxa de juros livre de risco; volatilidade do preço do ativo objeto; e o tempo até o vencimento da opção.

A Companhia efetuou uma análise de sensibilidade do preço de exercício da opção variando a taxa de juros livre de risco e a volatilidade, mantendo-se todas as demais variáveis do modelo constantes. Nesse contexto, utilizou-se cenários de taxa de juros livre de risco de 2,55% a 10,55% ao ano e volatilidade entre 20,0% e 90,0% ao ano, resultando em estimativas de preço mínimo e máximo da opção de venda de R$525.279 e R$558.945, respectivamente.

Opções Sonda

Como parte do processo de reestruturação societária, foram assinados, entre a Cemig Telecom e Sonda, Contrato de Outorga de Opção de Compra (emitido por CEMIGTelecom) e Venda (emitido por Sonda). Com a incorporação da Cemig Telecom pela Cemig, ocorrida em em 31 de março de 2018, o contrato de opção passa a ser entre a Cemig e Sonda.

Assim, a Cemig fica simultaneamente com um direito (opção de venda) e uma obrigação (opção de compra). O preço de exercício da opção de venda será equivalente a quinze vezes o lucro líquido ajustado da Ativas do exercício fiscal anterior à data de exercício. O preço de exercício da opção de compra, por sua vez, será equivalente a dezessete vezes o lucro líquido ajustado da Ativas do exercício fiscal anterior à data de exercício. Ambas as opções, se exercidas, resultam na venda das ações da Ativas atualmente detida pela Companhia e o exercício de uma das opções resulta na nulidade da outra. As opções serão exercíveis a partir de 1º de janeiro de 2021.

As opções de compra e venda de ações da Ativas (“Opções Ativas”) foram mensuradas a valor justo e registradas pelo seu valor líquido, i.e. pela diferença entre os valores justos das duas opções na data de fechamento das informações contábeis intermediárias de 31 de março de 2018. De acordo com o valor das opções, o valor líquido das Opções Ativas pode constituir um ativo ou um passivo da Companhia.

A mensuração foi efetuada mediante a utilização do modelo de Black-Scholes-Merton (BSM). No cálculo do valor justo das Opções Ativas com base no modelo BSM, as seguintes variáveis são contempladas: preço de fechamento do ativo objeto na data de 31 de março de 2018, taxa de juros livre de risco, volatilidade do preço do ativo objeto, tempo até o vencimento da opção, preços de exercício na data de exercício.

O preço de fechamento do ativo objeto embasou-se se no valuation elaborado pela mesma consultoria especializada responsável pelo cálculo das opções. A data base da avaliação é 31 de março de 2018, mesma data de fechamento das Demonstrações Financeiras Anuais da Companhia, e a metodologia utilizada para cálculo do valor justo da Empresa é o Fluxo de Caixa Descontado (FCD) no valor da transação de ações da Ativas pela Sonda, ocorrida em 19 de outubro de 2016. O cálculo da taxa de juros livre de risco foi embasado em rendimentos de Letras do Tesouro Nacional. O tempo até o vencimento foi calculado assumindo a data de exercício em 31 de março de 2021.

Considerando que os preços de exercício das opções são contingentes aos resultados contábeis futuros da Ativas, a estimativa dos preços de exercício na data de vencimento embasou-se em análises estatísticas e em informações de empresas comparáveis com ações listadas em bolsa.

O efeito líquido do cálculo das opções de compra e venda de ações da Ativas representou um ganho de R$82 reconhecido no resultado do período de três meses findo em 31 de março de 2018.

Operações de Swap

Considerando que parte dos empréstimos e financiamentos da Companhia e suas controladas é denominada em moeda estrangeira, esta se utiliza de instrumentos financeiros derivativos (operações de “swap”) para proteção do serviço associado a estas dívidas (principal mais juros).

Os instrumentos financeiros derivativos contratados têm o propósito de proteger as operações contra os riscos decorrentes de variação cambial e não são utilizados para fins especulativos.

Os valores do principal das operações com derivativos não são registrados no balanço patrimonial, visto que são referentes a operações que não exigem o trânsito de caixa integral, mas somente dos ganhos ou perdas auferidos ou incorridos. Os resultados líquidos nestas operações representam um ganho, em 31 de março de 2018, no montante de R$97.517, registrado no resultado financeiro.

A Companhia possui um Comitê e Gestão de Riscos Financeiros criado com o objetivo de monitorar os Riscos Financeiros relativos à volatilidade e tendências dos índices de inflação, taxas de câmbio e taxas de juros, que afetam suas transações financeiras, e as quais poderiam afetar, negativamente, a liquidez e lucratividade. Esse Comitê objetiva, ao implementar planos de ação, a fixação de diretrizes para operação proativa no ambiente de Riscos Financeiros.

O quadro a seguir apresenta os instrumentos derivativos contratados pela Cemig GT em 31 de março de 2018 e 31 de dezembro de 2017:

Direito da Companhia (1)	Obrigação da Companhia	Período de Vencimento	Mercado de Negociação	Valor principal contratado (2)		Ganho/(Perda) não realizado		Ganho/(Perda) não realizado
						Valor Conforme contrato 31/03/2018	Valor justo 31/03/2018	Valor Conforme contrato 31/12/2017	Valor justo 31/12/2017
US$ variação cambial + Taxa (9,25% a.a.)	R$150,49% do CDI	De 03/2018 Até 12/2024	Balcão	US$	1.000.000	69.865	65.055	50.792	(32.462)

(1)	Para o valor do principal, a operação de Swap tem piso em R$3,25 e teto em R$5,00.
(2)	Em milhares de US$.

As contrapartes das operações de derivativos são os Bancos Bradesco, Itaú, Goldman Sachs e BTG Pactual e a Companhia é garantidora desses instrumentos derivativos contratados pela Cemig GT.

Gestão de riscos

O Gerenciamento de Riscos Corporativos é uma ferramenta de Gestão integrante das práticas de Governança Corporativa e alinhada com o Processo de Planejamento, o qual define os objetivos estratégicos dos negócios da Companhia.

A Companhia possui um Comitê de Gerenciamento de Riscos Financeiros com o objetivo de implementar diretrizes e monitorar o Risco Financeiro de operações que possam comprometer a liquidez e a rentabilidade da Companhia, recomendando, quando necessário, estratégias de proteção aos Riscos de Câmbio, juros e inflação, as quais estão efetivos, em linha, com a estratégia da Companhia.

Os principais riscos de exposição da Companhia e suas controladas estão relacionados a seguir:

Risco de taxas de câmbio

A Cemig e suas controladas estão expostas ao risco de elevação das taxas de câmbio, com impacto em empréstimos e Financiamentos e Fornecedores e no fluxo de caixa.

A exposição líquida, às taxas de câmbio, é como segue:

Exposição às Taxas de Câmbio	31/03/2018		31/12/2017
	Moeda Estrangeira	R$	Moeda Estrangeira	R$
Dólar Norte-Americano
Empréstimos e Financiamentos (nota 20)	1.042.203	3.464.283	1.014.535	3.356.082
Fornecedores (Itaipu Binacional)	68.085	226.315	73.698	240.220

	1.110.288	3.690.598	1.088.233	3.596.302
Euro
Empréstimos e Financiamentos – Euro (nota 20)	1.363	4.531	1.105	4.383

Passivo Líquido Exposto		3.695.129		3.600.685

(*)	Unidade Monetária do BNDES – reflete a média ponderada das variações cambiais existentes na Cesta de Moedas do BNDES

Análise de sensibilidade

A Companhia, com base em seus consultores financeiros, estima que, em um cenário provável, a variação cambial das moedas estrangeiras em relação ao Real em 31 de março de 2019 será uma valorização de 5,23% para o dólar (R$3,50) e uma redução de 1,32% para o Euro (R$4,03). A Companhia fez uma análise de sensibilidade dos efeitos nos resultados da Companhia advindos de depreciação cambial do Real de 25% e 50% em relação ao cenário provável.

Risco—Exposições Cambiais	Cenário Base 31/03/2018	Cenário Provável Dólar R$3,50 Euro R$4,03	Cenário Possível Depreciação Cambial 25,00% Dólar R$4,37 Euro R$5,04	Cenário Remoto Depreciação Cambial 50,00% Dólar R$5,25 Euro R$6,05
Dólar Norte-Americano
Empréstimos e Financiamentos	3.464.283	3.645.626	4.557.554	5.468.439
Fornecedores (Itaipu Binacional)	226.315	238.162	297.737	357.243

	3.690.598	3.883.788	4.855.291	5.825.682

Euro
Empréstimos e Financiamentos	4.531	4.471	5.589	6.707

Passivo Líquido Exposto	3.695.129	3.888.259	4.860.880	5.832.389

Efeito Líquido da Variação Cambial		193.130	1.165.751	2.137.260

Risco de Taxa de juros

A Companhia está exposta aos riscos de elevação das taxas de juros nacionais, em 31 de março de 2018. Esta exposição ocorre em função do passivo líquido indexado à variação das taxas de juros, conforme demonstrado a seguir:

Exposição às Taxas de Juros Nacionais	Consolidado
	31/03/2018	31/12/2017
Ativos
Equivalentes de Caixa – Aplicações Financeiras (nota 5)	380.330	916.762
Títulos e Valores Mobiliários (nota 6)	448.449	1.088.137
Contas a Receber – Renova (nota 28)	358.789	350.200
Adiantamento de entrega futura de energia elétrica	174.600	122.920
Fundos Vinculados	108.197	106.227
CVA e Outros Componentes Financeiros – SELIC(*) (nota 14)	397.760	369.010
Geração—Indenização a Receber—SELIC (nota 14)	1.101.591	1.084.346
Ressarcimento – Descontratação de Energia (nota 28)	77.084
Créditos junto à Eletrobrás	—	4.216

	3.046.800	4.041.818
Passivos
Empréstimos, Financiamentos e Debêntures – CDI (nota 20)	(6.643.446)	(7.202.558)
Empréstimos, Financiamentos e Debêntures – TJLP (nota 20)	(112.415)	(118.891)
Venda Antecipada de Energia Elétrica—CDI	(176.871)	(188.344)
CVA e Outros Componentes Financeiros – SELIC (nota 14)	(155.214)	(414.800)
Plano de Regularização de Créditos Tributários—PRCT (nota 19)	—	(282.876)

	(7.087.946)	(8.207.469)

Passivo Líquido Exposto	(4.041.146)	(4.165.651)

(*)	Montantes de CVA e Outros Componentes Financeiros indexados à SELIC.

Análise de sensibilidade

No que se refere ao risco de taxas de juros mais relevantes, a Companhia e suas controladas estimam que, em um cenário provável em 31 de março de 2019, as taxas SELIC e TJLP serão de 6,25%. A Companhia e suas controladas fizeram uma análise de sensibilidade dos efeitos nos resultados advindos de uma alta nas taxas de 25% e 50% em relação ao cenário provável. A taxa CDI acompanha a taxa SELIC.

Estimativa de Cenários de evolução da taxa de juros deverá considerar a projeção dos cenários da Companhia e suas controladas, com base nos seus consultores financeiros.

	31/03/2018	31 de março de 2019
Risco—Alta nas Taxas de Juros Nacionais	Valor Contábil	Cenário Provável SELIC 6,25% TJLP 6,25%	Cenário Possível SELIC 7,81% TJLP 7,81%	Cenário Remoto SELIC 9,38% TJLP 9,38%
Ativos
Equivalentes de Caixa	380.330	404.101	410.034	416.005
Títulos e Valores Mobiliários	448.449	476.477	483.473	490.514
Valores a Receber de Parte Relacionada – Renova (nota 28)	358.789	381.213	386.810	392.443
Adiantamento a Fornecedores	174.600	185.513	188.236	190.977
Fundos Vinculados	108.197	114.959	116.647	118.346
CVA e Outros Componentes Financeiros—Selic	397.760	422.620	428.825	435.070
Ressarcimento – Descontratação de Energia (nota 28)	77.084	81.902	83.104	84.314
Geração—Indenização a Receber—SELIC (nota 14)	1.101.591	1.170.440	1.187.625	1.204.920

	3.046.800	3.237.225	3.284.754	3.332.589

Passivos
Empréstimos e Financiamentos – CDI (Nota 20)	(6.643.446)	(7.058.661)	(7.162.299)	(7.266.601)
Empréstimos e Financiamentos – TJLP (Nota 20)	(112.415)	(119.441)	(121.195)	(122.960)
Venda Antecipada de Energia Elétrica—CDI	(176.871)	(187.925)	(190.685)	(193.461)
CVA e Outros Componentes Financeiros (Nota 14)	(155.214)	(164.915)	(167.336)	(169.773)

	(7.087.946)	(7.530.942)	(7.641.515)	(7.752.795)

Ativo (Passivo) Exposto Líquido	(4.041.146)	(4.293.717)	(4.356.761)	(4.420.206)

Efeito Líquido da Variação das Taxas de Juros		(252.571)	(315.615)	(379.060)

Risco de Elevação da Inflação

A Companhia e suas controladas não estão expostas ao risco de elevação da inflação em função de ter mais ativos que passivos indexados à variação dos indicadores de inflação, conforme demonstrado a seguir:

Exposição da Companhia à Elevação da Inflação	31/03/2018	31/12/2017
Ativos
Ativos Financeiros da Concessão Relacionados à Infraestrutura de Distribuição – IPCA (nota 14)	112.034	110.832
Valores a receber do Governo do Estado de Minas Gerais – IGPM (TARD)	109.473	107.614
Transmissão—Indenização a Receber – IPCA (nota 14)	1.852.673	1.928.038
Bonificação de Outorga – IPCA (Nota 14)	2.357.819	2.337.135

	4.431.999	4.483.619

Passivos
Empréstimos e Financiamentos e Debêntures – IPCA (nota 20)	(3.554.376)	(3.800.889)
Dívida Pactuada com Fundo de Pensão (FORLUZ)—IPCA	(704.887)	(720.498)
Equacionamento de Déficit do Fundo de Pensão (FORLUZ)	(383.964)	(283.291)

	(4.643.227)	(4.804.678)

Ativo (Passivo) Líquido Exposto	(211.228)	(321.059)

Análise de sensibilidade

No que se refere ao risco de elevação da inflação mais relevante, a Companhia e suas controladas estimam que, em um cenário provável em 31 de março de 2019, a taxa IPCA será de 4,32%. A Companhia e suas controladas fizeram uma análise de sensibilidade dos efeitos nos resultados advindos de uma elevação na inflação de 25% e 50% em relação ao cenário provável, considerados como possível e remoto, respectivamente.

	31/03/2018	31 de março de 2019
Risco—Elevação da inflação	Valor Contábil	Cenário Provável IPCA 4,32% IGPM 4,15%	Cenário Possível IPCA 5,40% IGPM 5,19%	Cenário Remoto IPCA 6,48% IGPM 6,23%
Ativos
Ativos Financeiros da Concessão Relacionados à Infraestrutura de Distribuição – IPCA (*)	112.034	116.874	118.084	119.294
Transmissão—Indenização a Receber – IPCA (nota 14)	1.852.673	1.932.708	1.952.717	1.972.726
Valores a receber do Governo do Estado de Minas Gerais – IGPM	109.473	114.016	115.155	116.293
Bonificação de Outorga – IPCA (Nota 14)	2.357.819	2.459.677	2.485.141	2.510.606

	4.431.999	4.623.275	4.671.097	4.718.919
Passivos
Empréstimos e Financiamentos e Debêntures – IPCA (nota 20)	(3.554.376)	(3.707.925)	(3.746.312)	(3.784.700)
Dívida Pactuada com Fundo de Pensão (FORLUZ)—IPCA	(704.887)	(735.338)	(742.951)	(750.564)
Equacionamento de Déficit do Fundo de Pensão (FORLUZ)	(383.964)	(400.551)	(404.698)	(408.845)

	(4.643.227)	(4.843.814)	(4.893.961)	(4.944.109)

Ativo (Passivo) Líquido Exposto	(211.228)	(220.539)	(222.864)	(225.190)

Efeito Líquido da Variação do IPCA e IGP-M		(9.311)	(11.636)	(13.962)

(*)	Parcela do ativo financeiro da concessão relativa à Base de Remuneração Regulatória homologada pela ANEEL após o 3º ciclo de revisão tarifária.

Risco de Liquidez

A Cemig apresenta uma geração de caixa suficiente para cobrir suas exigências de caixa vinculadas às suas atividades operacionais.

A Companhia faz a administração do risco de liquidez, com um conjunto de metodologias, procedimentos e instrumentos coerentes com a complexidade do negócio e aplicados no controle permanente dos processos financeiros, a fim de se garantir o adequado gerenciamento dos riscos.

A Cemig administra o risco de liquidez acompanhando permanentemente o seu Fluxo de Caixa, numa visão orçamentária, que projeta os saldos mensalmente, para cada uma das empresas, em um período de 12 meses, e de liquidez diária, que projeta os saldos diariamente para 180 dias.

As alocações de curto prazo obedecem, igualmente, a princípios rígidos e estabelecidos em Política de Aplicações, aprovada pelo Comitê de Riscos Financeiros, manejando seus recursos em fundos de investimento de crédito privado, sem riscos de mercado, com a margem excedente aplicada diretamente em CDB’s ou operações compromissadas remuneradas pela taxa CDI.

Na gestão das aplicações, a empresa busca obter rentabilidade nas operações a partir de uma rígida análise de crédito bancário, observando limites operacionais com bancos baseados em avaliações que levam em conta ratings, exposições e patrimônio. Busca também retorno trabalhando no alongamento de prazos das aplicações, sempre com base na premissa principal, que é o controle da liquidez.

A energia vendida pela Companhia é majoritariamente produzida por usinas hidrelétricas. Um período prolongado de escassez de chuva pode resultar na redução do volume de água dos reservatórios destas usinas, podendo acarretar em aumento de custos na aquisição de energia devido a sua substituição por fontes térmicas ou a redução de receitas devido a queda do consumo propiciado pela implementação de programas abrangentes de uso racional da energia elétrica. O prolongamento da geração por meio de termelétricas pode pressionar os custos da aquisição de energia pelas distribuidoras, o que ocasiona uma maior necessidade de caixa e pode impactar em aumentos tarifários futuros, fato já ocorrido pela Revisão Tarifária Extraordinária concedida às distribuidoras em Março de 2015.

Qualquer redução nos ratings da Companhia podem ter como consequencia uma redução na habilidade de obter novos financiamentos e também dificultar ou tornar mais oneroso o refinanciamento das dividas vincendas. Nessas condições, qualquer financiamento ou refinanciamento da dívida da Companhia poderia ter taxas de juros mais altas e requereria o atendimento de cláusulas restritivas mais onerosas, o que poderia adicionalmente causar restrições nas operações dos negócios.

O fluxo de pagamentos das obrigações da Companhia, com fornecedores, dívidas pactuadas com fundo de pensão, empréstimos, financiamentos e debêntures, pós e pré-fixadas, incluindo os juros futuros até a data dos vencimentos contratuais, podem ser observadas na tabela a seguir:

Consolidado	Até 1 mês	De 1 a 3 meses	De 3 meses a 1 ano	De 1 a 5 anos	Mais de 5 anos	Total
Instrumentos Financeiros à taxa de Juros:
- Pós-fixadas
Empréstimos, financiamentos e debêntures	84.878	263.373	3.091.723	10.944.063	6.119.686	20.503.723
Concessões a pagar	248	490	2.117	9.657	14.915	27.427
Dívida pactuada c/fundo de Pensão (FORLUZ)	22.492	22.495	103.165	612.034	217.109	977.295
Equacionamento de Déficit do Fundo de Pensão (FORLUZ) (nota 23)	6.868	13.802	63.218	375.038	1.068.361	1.527.287

	114.486	300.160	3.260.223	11.940.792	7.420.071	23.035.732
- Pré-fixadas
Fornecedores	1.400.653	125.111	23.953	—	—	1.549.717

	1.515.139	425.271	3.284.176	11.940.792	7.420.071	24.585.449

Controladora	Até 1 mês	De 1 a 3 meses	De 3 meses a 1 ano	De 1 a 5 anos	Mais de 5 anos	Total
Instrumentos Financeiros à taxa de Juros:
- Pós-fixadas
Empréstimos, financiamentos e debêntures	—	4.064	17.633	55.452	—	77.149
Dívida pactuada c/fundo de Pensão (FORLUZ)	1.107	1.107	5.076	30.112	10.682	48.084
Equacionamento de Déficit do Fundo de Pensão (FORLUZ) (nota 23)	169	339	1.555	9.226	26.281	37.570

	1.276	1.446	6.631	39.338	36.963	85.654
- Pré-fixadas

Fornecedores	6.632	—	—	—	—	6.632

	7.908	1.446	6.631	39.338	36.963	92.286

Risco de Crédito

O contrato de concessão de distribuição determina o atendimento de forma abrangente dentro da área de concessão, sendo permitido o corte de fornecimento dos consumidores inadimplentes. Adicionalmente, a Companhia utiliza diversas ferramentas de comunicação e cobrança para evitar o aumento da inadimplência, dentre elas, contatos telefônicos, envio de e-mail, mensagens via “SMS”, cartas de aviso de cobrança, negativação de clientes inadimplentes em empresas de proteção ao crédito e cobrança judicial.

O risco decorrente da possibilidade de a Cemig e suas controladas incorrerem em perdas, advindas da dificuldade de recebimento dos valores faturados a seus clientes é considerado baixo. O risco de crédito é reduzido em função da grande pulverização de clientes.

O saldo das perdas estimadas em créditos de liquidação duvidosa em 31 de março de 2018, considerado como adequado em relação aos créditos a receber em atraso da Companhia e suas controladas, foi de R$726.175.

No que se refere ao risco decorrente da possibilidade de a Companhia incorrer em perdas, advindas da decretação de insolvência de instituição financeira em que mantenha depósitos, foi aprovada uma Política de Aplicação Financeira que vigora desde 2004.

A Cemig Holding administra o risco de contraparte de instituições financeiras com base em uma política interna aprovada pelo Comitê de Gerenciamento de Riscos Financeiros da Companhia.

Esta Política avalia e dimensiona, além dos riscos de crédito das instituições, o risco de liquidez, o risco de mercado da carteira de investimentos e o risco operacional da Tesouraria.

Todas as aplicações são realizadas em títulos financeiros que têm características de renda fixa, em sua maioria atrelados ao CDI. A Companhia não realiza operações que incorporem risco de volatilidade em suas Demonstrações Financeiras.

Como instrumento de gestão, a Companhia divide a aplicação de seus recursos em compras diretas de papéis (carteira própria) e fundos de investimentos. Os fundos de investimentos aplicam os recursos exclusivamente em produtos de renda fixa, tendo como cotistas apenas empresas do grupo. Eles obedecem à mesma política adotada nas aplicações em carteira própria.

As premissas mínimas para a concessão de crédito às instituições financeiras se concentram em três itens:

1.	Rating de três agências de riscos,
2.	Patrimônio Líquido mínimo superior a R$400 milhões
3.	Índice de Basiléia superior a 12.

Superando estes limites de corte, os bancos são classificados em três grupos, conforme o valor do seu Patrimônio. A partir desta classificação, são estabelecidos limites de concentração por grupo e por instituição:

Grupo	Patrimônio Líquido	Concentração	Limite por Banco (% do PL)(*)
A1	Superior a R$3,5 bilhões	Mínima de 80%	Entre 6% e 9%
A2	Entre R$1 bilhão e R$3,5 bilhões	Máxima de 20%	Entre 5% e 8%
B	Entre R$400 milhões e R$1 bilhão	Máxima de 20%	Entre 5% e 7%

(*)	O percentual concedido a cada banco dependerá de uma avaliação individual de indicadores como liquidez, qualidade da carteira de crédito, entre outros.

Além destes pontos, a Cemig estabelece também, dois limites de concentração:

1.	Nenhum banco poderá ter mais do que 30% da carteira do Grupo;
2.	Nenhum banco poderá ter mais do que 50% da carteira de uma Empresa.

Risco de sobrecontratação e subcontratação de energia elétrica

A venda ou compra de energia no Mercado de Curto Prazo (MCP) para cobrir exposição positiva ou negativa da energia contratada para atendimento ao mercado cativo da Cemig D é um risco inerente ao negócio de distribuição de energia elétrica. O limite regulatório para o repasse integral aos consumidores da exposição ao MCP, valorada pela diferença entre o preço médio de compra de energia da distribuidora e o Preço de Liquidação de Diferenças (PLD), é de 100% a 105% da energia contratada da distribuidora. As exposições que, comprovadamente, decorram de fatores que fogem ao controle da distribuidora (exposições involuntárias), também, podem ser repassadas integralmente aos consumidores. A Administração da Companhia faz constante gestão dos seus contratos de compra de energia para mitigar o risco de exposições ao MCP.

Risco de continuidade da concessão

O risco de continuidade da concessão de distribuição decorre dos novos termos advindos da prorrogação da concessão da Cemig D por 30 anos, com início de vigência a partir de 1º de janeiro de 2016, conforme previsto na Lei nº 12.783/13. A prorrogação trouxe alterações em relação ao contrato anterior, condicionando a continuidade da concessão ao cumprimento, por parte da Distribuidora, de novos critérios de qualidade e sustentabilidade econômico-financeira.

A prorrogação está condicionada ao cumprimento de indicadores contidos no próprio contrato, que têm o objetivo de garantir a qualidade do serviço prestado e a sustentabilidade econômico-financeira da empresa e são determinantes para a efetiva prorrogação da concessão nos primeiros cinco anos de contrato, uma vez que seu descumprimento em dois anos consecutivos ou no quinto ano acarreta na extinção da concessão.

Adicionalmente, a partir de 2021, o descumprimento dos critérios de qualidade por três anos consecutivos ou dos parâmetros mínimos de sustentabilidade econômico-financeira por dois anos consecutivos implicará a abertura do processo de caducidade.

Risco Hidrológico

A energia vendida pelas controladas da Companhia é majoritariamente produzida por usinas hidrelétricas. Um período prolongado de escassez de chuva pode resultar na redução do volume de água dos reservatórios destas usinas, podendo acarretar em aumento de custos na aquisição de energia devido a sua substituição por fontes térmicas ou a redução de receitas devido a queda do consumo propiciado pela implementação de programas abrangentes de uso racional da energia elétrica. O prolongamento da geração por meio de termelétricas pode pressionar os custos da aquisição de energia pelas distribuidoras, o que ocasiona uma maior necessidade de caixa e pode impactar em aumentos tarifários futuros.

Risco de Aceleração do Vencimento de Dívidas

As controladas da Companhia possuem contratos de empréstimos com cláusulas restritivas (“covenant”), normalmente aplicáveis a esse tipo de operação, relacionadas ao atendimento de índice financeiro. O não atendimento destas cláusulas pode implicar na aceleração do vencimento da dívida. Vide nota explicativa nº 20.

Administração de Capital

A comparação do passivo líquido consolidado da Companhia em relação ao seu patrimônio é apresentada seguir:

	31/03/2018	31/12/2017
Total do Passivo	25.897.512	27.909.453
(-) Caixa e Equivalentes de Caixa	(422.328)	(1.030.257)
(-) Fundos Vinculados	(108.197)	(106.227)

Passivo Líquido	25.366.987	26.772.969

Total do Patrimônio Líquido	14.836.745	14.330.136

Relação Passivo Líquido sobre Patrimônio Líquido	1,71	1,87

30.	MENSURAÇÃO PELO VALOR JUSTO

A Companhia adota a mensuração a valor justo de seus ativos e passivos financeiros. Valor justo é mensurado a valor de mercado com base em premissas em que os participantes do mercado possam mensurar um ativo ou passivo. Para aumentar a coerência e a comparabilidade, a hierarquia do valor justo prioriza os insumos utilizados na medição em três grandes níveis, como segue:

∎	Nível 1. Mercado Ativo: Preço Cotado – Um instrumento financeiro é considerado como cotado em mercado ativo se os preços cotados forem pronta e regularmente disponibilizados por bolsa ou mercado de balcão organizado, por operadores, por corretores, ou por associação de mercado, por entidades que tenham como objetivo divulgar preços por agências reguladoras, e se esses preços representarem transações de mercado que ocorrem regularmente entre partes independentes, sem favorecimento.

∎	Nível 2. Sem Mercado Ativo: Técnica de Avaliação—Para um instrumento que não tenha mercado ativo o valor justo deve ser apurado utilizando-se metodologia de avaliação/apreçamento. Podem ser utilizados critérios como dados do valor justo corrente de outro instrumento que seja substancialmente o mesmo, de análise de fluxo de caixa descontado e modelos de apreçamento de opções. O objetivo da técnica de avaliação é estabelecer qual seria o preço da transação na data de mensuração em uma troca com isenção de interesses motivada por considerações do negócio.

∎	Nível 3. Sem Mercado Ativo: Título Patrimonial – Valor justo de investimentos em títulos patrimoniais que não tenham preços de mercado cotados em mercado ativo e de derivativos que estejam a eles vinculados e que devam ser liquidados pela entrega de títulos patrimoniais não cotados. O valor justo é determinado de acordo com modelos de precificação geralmente aceitos, baseado em análises dos fluxos de caixa descontados.

A seguir está um resumo dos instrumentos financeiros e os seus respectivos valores justos:

	Saldo em 31 de março de 2018	Valor justo em 31 de março de 2018
		Mercado Ativo – Preço Cotado (Nível 1)	Sem Mercado Ativo – Técnica de Avaliação (Nível 2)	Sem Mercado Ativo – Título Patrimonial (Nível 3)
Ativos
Custo amortizado
Equivalentes de Caixa – Aplicações Financeiras	380.330	—	380.330	—
Títulos e Valores Mobiliários – Aplicações Financeiras	28.825	—	28.825	—
Consumidores, Revendedores e Concessionários – Transporte de Energia	3.652.038	—	3.652.038	—
Fundos Vinculados	108.197	—	108.197	—
Adiantamentos a Fornecedores	174.600	—	174.600	—
Contas a Receber do Estado de Minas Gerais	238.869	—	238.869	—
Ativos Financeiros da Concessão—Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros	397.760	—	—	397.760
Reembolso de Subsídios Tarifários	225.493	—	225.493	—
Subvenção Baixa Renda	27.043	—	27.043	—
Depósitos Vinculados a Litígios	2.359.736	—	2.359.736	—
Ativos Financeiros da Concessão – Infraestrutura de Transmissão	546.672	—	—	546.672
Bonificação pela Outorga – Concessões de Geração	2.357.819	—	—	2.357.819
Outros Créditos	1.157.403	—	1.157.403	—

	11.654.785	—	8.352.534	3.302.251
Valor justo por meio do resultado
Títulos e Valores Mobiliários
Certificados de Depósitos Bancários	1.774	—	1.774	—
Letras Financeiras do Tesouro (LFTs)	221.567	221.567	—	—
Letras Financeiras—Bancos	189.033	—	189.033	—
Debêntures	7.250	—	7.250

	419.624	221.567	198.057	—
Instrumentos Financeiros Derivativos (Swap)	72.735	—	—	72.735
Ativos Financeiros da Concessão Relacionados à Infraestrutura de Distribuição	375.758	—	—	375.758
Indenizações a Receber – Transmissão	1.852.673	—	—	1.852.673
Indenizações a Receber – Geração	1.918.002	—	—	1.918.002

	4.638.792	221.567	198.057	4.219.168

	16.293.577	221.567	8.550.591	7.521.419

Passivos
Custo amortizado
Empréstimos, Financiamentos e Debêntures	(13.698.816)	—	(13.698.816)	—
Dívida pactuada com Fundo de Pensão (Forluz)	(1.088.851)	—	(1.088.851)	—
Passivos Financeiros da Concessão—Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros	(155.214)	—	—	(155.214)
Concessões a Pagar	(21.145)	—	—	(21.145)
Plano de Regularização de Créditos Tributários (PRCT) do Estado de Minas Gerais	(92.946)	—	(92.946)	—
Fornecedores	(1.623.467)	—	(1.623.467)	—
Adiantamento de Clientes	(176.871)	—	(176.871)	—

	(16.857.310)	—	(16.680.951)	(176.359)
Valor justo por meio do resultado
Instrumentos Financeiros Derivativos (Swap)	(7.680)	—	—	(7.680)
Instrumentos Financeiros Derivativos (Opções de venda RME)	(541.767)	—	(541.767)	—
Instrumentos Financeiros Derivativos (Opções de venda SAAG e Sonda)	(312.167)	—	—	(312.167)

	(861.614)	—	(541.767)	(319.847)

	(17.718.924)	—	(17.222.718)	(496.206)

	Saldo em 31 de dezembro de 2017	Valor justo em 31 de dezembro de 2017
		Mercado Ativo – Preço Cotado (Nível 1)	Sem Mercado Ativo – Técnica de Avaliação (Nível 2)	Sem Mercado Ativo – Título Patrimonial (Nível 3)
Ativos
Custo amortizado
Equivalentes de Caixa – Aplicações Financeiras	916.762	—	916.762	—
Títulos e Valores Mobiliários – Aplicações Financeiras	44.244	—	44.244	—
Consumidores, Revendedores e Concessionários – Transporte de Energia	4.140.720	—	4.140.720	—
Fundos Vinculados	106.227	—	106.227	—
Adiantamentos a Fornecedores	122.920	—	122.920	—
Contas a Receber do Estado de Minas Gerais	235.018	—	235.018	—
Ativos Financeiros da Concessão—Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros	369.010	—	—	369.010
Reembolso de Subsídios Tarifários	77.086	—	77.086	—
Subvenção Baixa Renda	26.660	—	26.660	—
Depósitos Vinculados a Litígios	2.335.632	—	2.335.632	—
Ativos Financeiros da Concessão – Infraestrutura de Transmissão	547.800	—	—	547.800
Bonificação pela Outorga – Concessões de Geração	2.337.135	—	—	2.337.135
Outros Créditos	1.154.404	—	1.154.404	—

	12.413.618	—	9.159.673	3.253.945
Valor justo por meio do resultado
Títulos e Valores Mobiliários
Certificados de Depósitos Bancários	2.652	—	2.652	—
Letras Financeiras do Tesouro (LFTs)	739.945	739.945	—	—
Letras Financeiras—Bancos	290.004	—	290.004	—
Debêntures	11.292	—	11.292

	1.043.893	739.945	303.948	—
Instrumentos Financeiros Derivativos (Swap)	8.649	—	—	8.649
Ativos Financeiros da Concessão Relacionados à Infraestrutura de Distribuição	369.762	—	—	369.762
Indenizações a Receber – Transmissão	1.928.038	—	—	1.928.038
Indenizações a Receber – Geração	1.900.757	—	—	1.900.757

	5.251.099	739.945	303.948	4.207.206

	17.664.717	739.945	9.463.621	7.461.151

Passivos
Custo amortizado
Empréstimos, Financiamentos e Debêntures	(14.397.697)	—	(14.397.697)	—
Dívida pactuada com Fundo de Pensão (Forluz)	(1.003.789)	—	(1.003.789)	—
Passivos Financeiros da Concessão—Conta de Compensação de Variação de Custos da Parcela A (CVA) e de Outros Componentes Financeiros	(414.800)	—	—	(414.800)
Concessões a Pagar	(21.227)	—	—	(21.227)
Plano de Regularização de Créditos Tributários (PRCT) do Estado de Minas Gerais	(282.876)	—	(282.876)	—
Fornecedores	(2.342.757)	—	(2.342.757)	—
Adiantamento de Clientes	(232.762)	—	(232.762)	—

	(18.695.908)	—	(18.259.881)	(436.027)
Valor justo por meio do resultado
Instrumentos Financeiros Derivativos (Swap)	(41.110)	—	—	(41.110)
Instrumentos Financeiros Derivativos (Opções de venda RME)	(507.232)	—	(507.232)	—
Instrumentos Financeiros Derivativos (Opções de venda SAAG e Sonda)	(307.792)	—	—	(307.792)

	(856.134)	—	(507.232)	(348.902)

	(19.552.042)	—	(18.767.113)	(784.929)

Metodologia de cálculo do valor justo das posições

Ativos Financeiros da Concessão Relacionados à Infraestrutura de Distribuição: mensurados ao valor novo de reposição (VNR), conforme critérios estabelecidos em regulamento do poder concedente, com base no valor justo dos ativos em serviço pertencentes à concessão e que serão reversíveis no final da concessão, bem como o Custo Médio Ponderado de Capital (WACC) utilizado pelo poder concedente, que reflete o retorno da concessionária sobre as operações de concessão. As taxas de VNR e WACC são informações públicas divulgadas pelo Poder Concedente e pela Cemig. A movimentação dos ativos financeiros da concessão está demonstrada na Nota Explicativa nº 14 destas Informações Contábeis Intermediárias;

Indenizações a Receber – Transmissão: mensurados ao valor novo de reposição (VNR), conforme critérios estabelecidos em regulamento do poder concedente, com base no valor justo dos ativos a serem indenizados em função da aceitação dos termos da Lei 12.783/13, bem como o Custo Médio Ponderado de Capital (WACC) utilizado pelo poder concedente, que reflete o retorno da concessionária sobre as operações de concessão. Os critérios de VNR e taxas do WACC regulatório são informações públicas divulgadas pelo Poder Concedente e pela Cemig;

Indenizações a Receber – Geração:

∎	Usinas operadas em regime de cotas – mensurados ao valor novo de reposição (VNR), conforme critérios estabelecidos em regulamento do poder concedente, com base no valor justo dos ativos a serem indenizados em função do término da concessão, e atualização pela SELIC a partir da publicação da Portaria nº 291, de 3 de agosto de 2017. Mais detalhes na nota explicativa nº 04; e,

∎	Usinas Miranda e São Simão—mensurados ao valor novo de reposição (VNR), conforme estimativas da Companhia, a serem atualizados após a homologação dos valores pela ANEEL;

Aplicações Financeiras: elaborado levando-se em consideração as cotações de mercado do papel, ou informações de mercado que possibilitem tal cálculo, levando-se em consideração as taxas futuras de juros e câmbio de papéis similares. O valor de mercado do título corresponde ao seu valor de vencimento trazido a valor presente pelo fator de desconto obtido da curva de juros de mercado em reais.

Opções de venda: a Companhia adotou o método o método Black-Scholes-Merton para mensuração do valor justo das opções da SAAG, RME e Sonda. O valor justo dessas opções foi calculado pelo montante do preço de exercício estimado na data de vencimento da opção deduzido do valor justo das ações objeto da opção de venda, também estimado na data do exercício da opção, trazidos a valor presente na data das Demonstrações Financeiras. A movimentação das opções de venda e outras informações estão demonstradas na Nota Explicativa nº 14 destas Informações Contábeis Intermediárias.

Operações de Swap: o cálculo do valor justo das operações de swap foi elaborado considerando que o valor de mercado do título corresponde ao seu valor de vencimento, trazido a valor presente pelo fator de desconto, obtido da curva de juros de mercado, em Reais.

Outros passivos financeiros: a Companhia efetuou o cálculo do valor justo de seus empréstimos, financiamentos e debêntures utilizando a taxa de 146,5% da variação do CDI, com base nas últimas captações. Para aqueles empréstimos, financiamentos e debêntures e para dívida repactuada com a Forluz, com taxas anuais entre IPCA + 4,70% a 8,07%, CDI + 0,69% a 5,62%, a Companhia considerou seu valor justo substancialmente igual ao contábil.

31.	SEGMENTOS OPERACIONAIS

Os segmentos operacionais da Companhia e suas controladas refletem sua gestão e a sua estrutura organizacional e de acompanhamento de resultados, e estão alinhados com o marco regulatório do setor elétrico brasileiro, com diferentes legislações para os setores de geração e transmissão de energia elétrica.

A Companhia também atua nos mercados de gás e telecomunicações através de suas controladas Gasmig e Cemig Telecom (vide nota explicativa no 1), e outros negócios de menor impacto no resultado de suas operações. Os segmentos mencionados acima refletem à gestão da Companhia e a sua estrutura organizacional e de acompanhamento de resultados. Em decorrência do marco regulatório do setor elétrico brasileiro, não existe segmentação por área geográfica.

Os custos e despesas operacionais referentes ao período findo em 31 de março de 2018 e 2017 estão apresentados de forma consolidada nas tabelas a seguir:

INFORMAÇÕES POR SEGMENTO EM 31 DE MARÇO DE 2018
	ENERGIA ELÉTRICA
DESCRIÇÃO	GERAÇÃO	TRANSMISSÃO	DISTRIBUIÇÃO	GÁS	TELECOMUNICAÇÕES*	OUTRAS	ELIMINAÇÕES	TOTAL
ATIVOS DO SEGMENTO	14.029.538	3.829.674	19.051.688	1.845.118	—	1.887.499	(6.564)	40.636.953

INVESTIMENTO SEM COLIGADAS E CONTROLADAS EM CONJUNTO	4.760.661	1.167.791	1.865.730	—	—	27.180	—	7.821.362

ADIÇÕES AO ATIVO FINANCEIRO	—	1.063	—	—	—	—	—	1.063
RECEITA LÍQUIDA	1.473.883	139.272	2.983.541	346.954	36.459	31.657	(76.335)	4.935.431
CUSTOS COM ENERGIA ELÉTRICA E GÁS
Energia Elétrica Comprada para Revenda	(796.464)	—	(1.485.293)	—	—	(3)	18.067	(2.263.693)
Encargos de Uso da Rede Básica de Transmissão	(70.394)	—	(370.845)	—	—	—	48.697	(392.542)
Gás Comprado para Revenda	—	—	—	(263.233)	—	—	—	(263.233)

Total dos Custos Operacionais	(866.858)	—	(1.856.138)	(263.233)	—	(3)	66.764	(2.919.468)
CUSTOS E DESPESAS OPERACIONAIS
Pessoal	(55.527)	(25.179)	(225.825)	(11.215)	(4.785)	(9.133)	—	(331.664)
Participação dos Empregados e Administradores no Resultado	(3.006)	(1.654)	(13.856)	—	351	(1.412)	—	(19.577)
Obrigações Pós-Emprego	(11.634)	(6.229)	(55.300)	—	—	(10.108)	—	(83.271)
Materiais	(1.609)	(554)	(12.546)	(323)	(220)	(44)	6	(15.290)
Serviços de Terceiros	(23.009)	(6.874)	(198.675)	(3.561)	(6.719)	(1.594)	4.639	(235.793)
Depreciação e Amortização	(40.995)	—	(144.893)	(17.885)	(9.089)	(129)	—	(212.991)
Provisões (Reversões) Operacionais	(7.973)	(1.029)	(84.765)	—	(213)	(39.309)	81	(133.208)
Custos de Construção	—	(1.063)	(170.074)	(6.722)	(2.810)	—	—	(180.669)
Outras Despesas Operacionais Líquidas	(10.126)	(2.864)	(47.252)	(2.965)	(4.818)	(3.182)	4.845	(66.362)

Total do Custo de Operação	(153.879)	(45.446)	(953.186)	(42.671)	(28.303)	(64.911)	9.571	(1.278.825)
CUSTOS E DESPESAS OPERACIONAIS	(1.020.737)	(45.446)	(2.809.324)	(305.904)	(28.303)	(64.914)	76.335	(4.198.293)
Resultado de Equivalência Patrimonial	(31.230)	46.944	43.722	—	(763)	(1.799)	—	56.874
RESULTADO OPER. ANTES DO RESULT. FIN. E IMPOSTOS	421.916	140.770	217.939	41.050	7.393	(35.056)	—	794.012
Receitas Financeiras	127.366	8.211	78.905	14.258	925	12.189	—	241.854
Despesas Financeiras	(236.767)	(1.170)	(149.504)	(9.774)	(1.539)	(900)	—	(399.654)
RESULTADO ANTES DOS IMPOSTOS	312.515	147.811	147.340	45.534	6.779	(23.767)	—	636.212
Imposto de Renda e Contribuição Social	(99.900)	(30.988)	(37.896)	(15.365)	(2.472)	15.004	—	(171.617)

LUCRO (PREJUÍZO) LÍQUIDO DO PERÍODO	212.615	116.823	109.444	30.169	4.307	(8.763)	—	464.595

Participação dos acionistas controladores	212.615	116.823	109.444	30.023	4.307	(8.763)	—	464.449
Participação de acionista não controlador	—	—	—	146	—	—	—	146

	212.615	116.823	109.444	30.169	4.307	(8.763)	—	464.595

(*)	Os ativos e passivos da Cemig Telecom foram incorporados à Cemig Holding em 31/03/2018, vide nota explicativa nº 1.

INFORMAÇÕES POR SEGMENTO EM 31 DE MARÇO DE 2017
DESCRIÇÃO	ENERGIA ELÉTRICA			TELECOMU- NICAÇÕES	GÁS	OUTRAS	ELIMINAÇÕES	TOTAL
	GERAÇÃO	TRANSMISSÃO	DISTRIBUIÇÃO
ATIVOS DO SEGMENTO	14.275.170	4.429.953	18.236.415	340.276	2.530.107	2.241.607	(289.439)	41.764.089
ADIÇÕES AO SEGMENTO	165.727	—	181.358	8.928	11.328	—	—	367.341
ADIÇÕES AO ATIVO FINANCEIRO	—	2.920	—	—	—	—	—	2.920
INVESTIMENTOS EM CONTROLADAS E CONTROLADAS EM CONJUNTO	5.380.762	1.733.227	1.746.439	19.019	—	17.136	—	8.896.583
RECEITA LÍQUIDA	1.565.603	146.636	2.767.988	28.319	344.442	26.837	(66.895)	4.812.930
CUSTOS COM ENERGIA ELÉTRICA E GÁS
Energia Elétrica Comprada para Revenda	(734.885)	—	(1.378.708)	—	—	(9)	20.514	(2.093.088)
Encargos de Uso da Rede Básica de Transmissão	(83.090)	(87)	(162.447)	—	—	—	39.127	(206.497)
Gás Comprado para Revenda	—	—	—	—	(222.512)	—	—	(222.512)

Total dos Custos Operacionais	(817.975)	(87)	(1.541.155)	—	(222.512)	(9)	59.641	(2.522.097)
CUSTOS E DESPESAS OPERACIONAIS
Pessoal	(67.438)	(24.660)	(254.179)	(4.584)	(11.809)	(18.538)	—	(381.208)
Participação dos Empregados e Administradores no Resultado	(3.108)	(1.412)	(13.516)	(315)	—	(533)	—	(18.884)
Obrigações Pós-Emprego	(14.124)	(5.941)	(64.905)	—	—	(9.668)	—	(94.638)
Materiais	(2.152)	(546)	(8.108)	(29)	(428)	(22)	6	(11.279)
Serviços de Terceiros	(25.239)	(4.871)	(172.693)	(6.747)	(3.535)	(2.787)	7.248	(208.624)
Depreciação e Amortização	(45.634)	—	(129.767)	(8.372)	(13.640)	(3.952)	—	(201.365)
Provisões (Reversões) Operacionais	(53.742)	(1.783)	(136.594)	56	—	(16.469)	—	(208.532)
Custos de Construção	—	(2.920)	(181.358)	—	(16.281)	—	—	(200.559)
Outras Despesas Operacionais Líquidas	(17.971)	(2.253)	(68.750)	(5.115)	(3.290)	863	—	(96.516)

Total do Custo de Operação	(229.408)	(44.386)	(1.029.870)	(25.106)	(48.983)	(51.106)	7.254	(1.421.605)
CUSTOS E DESPESAS OPERACIONAIS	(1.047.383)	(44.473)	(2.571.025)	(25.106)	(271.495)	(51.115)	66.895	(3.943.702)
RESULTADO OPERACIONAL ANTES DO RESULTADO DE EQUIVALÊNCIA PATRIMONIAL E FINANCEIRO	518.220	102.163	196.963	3.213	72.947	(24.278)	—	869.228
Resultado de Equivalência Patrimonial	(25.223)	65.989	(8.271)	(725)	—	(2.129)	—	29.641
Ajuste referente desvalorização em Investimentos	—	—	—	—	—	—	—	—
Resultado de Valor Justo em Operação Societária	—	—	—	—	—	—	—	—
Receitas Financeiras	46.883	1.775	102.499	446	5.134	23.154	—	179.891
Despesas Financeiras	(339.474)	(667)	(215.963)	(4.027)	(13.642)	1.136	—	(572.637)

RESULTADO ANTES DOS IMPOSTOS	200.406	169.260	75.228	(1.093)	64.439	(2.117)	—	506.123
Imposto de Renda e Contribuição Social	(84.108)	(30.530)	(34.591)	117	(20.712)	6.435	—	(163.389)

LUCRO (PREJUÍZO) LÍQUIDO DO PERÍODO	116.298	138.730	40.637	(976)	43.727	4.318	—	342.734

Participação dos acionistas controladores	116.298	138.730	40.637	(976)	43.589	4.318	—	342.596
Participação de acionista não controlador	—	—	—	—	138	—	—	138

	116.298	138.730	40.637	(976)	43.727	4.318	—	342.734

32.	TRANSAÇÕES NÃO ENVOLVENDO CAIXA

Nos trimestres findos em 31 de março de 2018 e 2017, as controladas realizaram as seguintes operações não envolvendo caixa, que não estão refletidas nas Demonstrações dos Fluxos de Caixa:

∎	Encargos Financeiros Capitalizados no montante de R$8.272 no primeiro trimestre de 2018 (R$22.351 no primeiro trimestre de 2017);

∎	Exceto pelo saldo de caixa e equivalentes recebido na incorporação da Cemig Telecom, no montante de R$428, no período findo em 31 de março de 2018, os demais saldos incorporados não possuem efeito no fluxo de caixa da Companhia.

33.	EVENTOS SUBSEQUENTES

Antecipação de pagamento por entrega futura de energia elétrica

Em abril e maio de 2018, foram antecipados pela Cemig GT à controlada em conjunto Renova R$54.200, relativo às faturas de energia com vencimento entre setembro de 2018 e fevereiro de 2019. Essas antecipações são ajustadas a valor presente a uma taxa de 155% do Certificado de Depósito Interbancário (CDI).

Emissão de nota promissória

Em maio de 2018, a Cemig D emitiu notas promissórias no valor total de R$400.000, com vencimento em 24 de outubro de 2019 e juros remuneratórios de 151% da variação do CDI, a serem pagos na data de vencimento. Os recursos captados serão destinados à recomposição do caixa da Companhia, em função do pagamento da 3ª (terceira) emissão de debêntures, e reforço do capital de giro.

Assembléia Geral Anual de Acionistas

Em 30 de abril de 2018, a Assembléia Geral Ordinária dos Acionistas aprovou as demonstrações financeiras estatutárias da Companhia de 31 de dezembro de 2017 e a alocação de lucros acumulados e lucro líquido para o exercício de 2017, conforme proposto pelo Conselho de Administração.

DESEMPENHO ECONÔMICO-FINANCEIRO CONSOLIDADO

(Valores expressos em Milhares de Reais, exceto se indicados de outra forma)

Annex BResultado do Período

A A Cemig apresentou, no primeiro trimestre de 2018, um lucro líquido de R$464.595 em comparação ao lucro líquido de R$342.734 no mesmo período de 2017. As principais variações na receita, nos custos e despesas e resultado financeiro estão apresentadas na sequência deste relatório.

Lucro antes dos juros, impostos, depreciação e amortização (LAJIDA)

O LAJIDA consolidado da Cemig apresentou uma redução de 8,47% no primeiro trimestre de 2018, em comparação ao mesmo período de 2017. Os principais itens que afetaram o resultado estão descritos na sequência destas Informações Contábeis Intermediárias. Em linha com a variação do LAJIDA, a margem do LAJIDA da Companhia apresentou aumento, passando de 22,86% no primeiro trimestre de 2017 para 20,68% no mesmo período de 2018.

LAJIDA—R$ mil	31/03/2018	31/03/2017	Var%
Resultado do Período	464.595	342.734	35,56
+ Despesa de IR e Contribuição Social	171.617	163.389	5,04
+ Resultado Financeiro	157.800	392.746	(59,82)
+ Depreciação e Amortização	212.991	201.365	5,77

= LAJIDA	1.007.003	1.100.234	(8,47)

LAJIDA é uma medição não contábil elaborada pela Companhia, conciliada com suas Informações Contábeis Intermediárias Consolidadas observando as disposições do Ofício-Circular/CVM/SNC/SEP n° 01/2007 e da Instrução CVM nº 527, de 04 de outubro de 2012, consistindo no lucro líquido, ajustado pelos efeitos do resultado financeiro líquido, da depreciação e amortização e do imposto de renda e contribuição social. O LAJIDA não é uma medida reconhecida pelas Práticas Contábeis Adotadas no Brasil ou pelas IFRS, não possui um significado padrão e pode não ser comparável a medidas com títulos semelhantes fornecidos por outras companhias. A Emissora divulga LAJIDA porque o utiliza para medir o seu desempenho. O LAJIDA não deve ser considerado isoladamente ou como um substituto de lucro líquido ou lucro operacional, como um indicador de desempenho operacional ou fluxo de caixa ou para medir a liquidez ou a capacidade de pagamento da dívida.

Fornecimento Bruto de Energia Elétrica

A receita com Fornecimento Bruto de Energia Elétrica foi de R$5.397.905 no período de janeiro a março de 2018 em comparação a R$5.771.613 no mesmo período de 2017, representando uma redução de 6,47%.

Consumidores Finais

A receita com Energia Vendida a Consumidores Finais, foi de R$4.733.392 no período de janeiro a março de 2018 comparada a R$5.122.632 no mesmo período de 2017, representado uma redução de 7,60%.

Os principais itens que afetaram esta receita são como segue:

∎	Reajuste tarifário anual da Cemig D, com impacto médio nas tarifas dos consumidores de 10,66% negativos, aplicável a partir de 28 de maio de 2017 (efeito integral em 2018);

∎	Redução de 0,50% no volume de energia vendida.

∎	Aumento das receitas com bandeiras tarifárias, sendo R$116.772 no período de janeiro a março de 2018, em comparação a R$29.258 no período de janeiro a março de 2017. Essa variação decorre, principalmente, do baixo do nível dos reservatórios, com acionamento da bandeira vermelha em dezembro de 2017 com reflexos em janeiro de 2018, o que levou a maior cobrança, em 2018, de encargos adicionais relacionados às bandeiras;

Evolução do Mercado

O mercado da Cemig consiste na venda de energia para (i) consumidores cativos, na área de concessão no estado de Minas Gerais; (ii) clientes livres no estado de Minas Gerais e em outros estados do Brasil, no Ambiente de Contratação Livre (ACL); (iii) outros agentes do setor elétrico (comercializadores, geradores e produtores independentes de energia), no ACL; (iv) distribuidoras no Ambiente de Contratação Regulada (ACR) e (v) a Câmara de Comercialização de Energia Elétrica (CCEE), eliminando-se as transações existentes entre as empresas do grupo Cemig.

O mercado da Cemig encontra-se detalhado na tabela apresentada a seguir, com a discriminação das transações realizadas no período de janeiro a março de 2018, comparativamente às do mesmo período de 2017:

A variação na venda da energia por classe de consumo é apresentada abaixo.

	MWh
	31/03/2018	31/03/2017	Var%
Residencial	2.593.117	2.537.050	2,21
Industrial	4.028.060	4.253.259	(5,29)
Comércio, Serviços e Outros	2.042.937	1.912.090	6,84
Rural	765.502	798.476	(4,13)
Poder Público	213.598	210.613	1,42
Iluminação Pública	343.406	334.480	2,67
Serviço Público	322.058	314.937	2,26

Subtotal	10.308.678	10.360.905	(0,50)

Consumo Próprio	12.124	9.262	30,90

	10.320.802	10.370.167	(0,48)

Suprimento a Outras Concessionárias (1)	2.632.799	2.894.117	(9,03)

Total	12.953.601	13.264.284	(2,34)

(1)	Inclui Contrato de Comercialização de Energia no Ambiente Regulado—CCEAR e contratos bilaterais com outros agentes.

Destaca-se a redução de 5,29% na energia vendida para o segmento industrial em função basicamente da saída de consumidores do ambiente cativo para o ambiente livre de contratação de energia.

Também ocorreu uma redução de 4,13% na quantidade vendida para o segmento rural em função do maior volume de chuvas no primeiro trimestre de 2018 com consequente redução da atividade de irrigação.

Em contrapartida, observou-se um crescimento de 2,67% na classe de consumo iluminação pública e de 2,26% na classe de serviço público em função da incorporação de novas unidades consumidoras.

Receita de Uso dos Sistemas Elétricos de Distribuição (TUSD)

Refere-se à Tarifa de Uso do Sistema de Distribuição (TUSD), advinda dos encargos cobrados dos consumidores livres sobre a energia distribuída. No período de janeiro a março de 2018, essa receita correspondeu ao montante de R$373.741, comparada a R$463.049 no mesmo período de 2017, o que representou uma redução de 19,29%.

Esta variação decorre, principalmente, da redução de aproximadamente 40% da TUSD, ocorrida no reajuste tarifário anual de 2017, aplicada a partir de 28 de maio de 2017 (efeito integral em 2018);

CVA e Outros Componentes Financeiros

A Companhia reconhece em suas informações contábeis intermediárias a diferença entre os custos não gerenciáveis efetivos, onde se destacam a conta de desenvolvimento energético—CDE e energia comprada, e os custos que foram utilizados como base para a definição das tarifas. Este saldo representa os valores que deverão ser repassados nos próximos reajustes tarifários da Cemig D, o que representou um aumento da receita de R$441.156 no primeiro trimestre de 2018, em comparação a uma redução da receita de R$302.602 no primeiro trimestre de 2017. Essa variação deve-se, principalmente, ao aumento dos custos com energia em 2018, em relação a cobertura tarifária, na comparação com o ano anterior, o que gerou um ativo financeiro a ser ressarcido à Companhia através do próximo reajuste tarifário.

Vide maiores informações na Nota Explicativa nº 14 das Informações Contábeis Intermediárias.

Receita de Concessão de Transmissão

A receita de Transmissão da Cemig GT é constituída pela soma das receitas de todos os ativos da transmissão. Assim, os Contratos de Concessão estabeleceram as Receitas Anuais Permitidas (RAPs) dos ativos do sistema existente, atualizada anualmente com base principalmente na variação do IPCA. A partir de então, todos os reforços e adequações que são implementados por meio de autorização específica da ANEEL constituem uma nova parcela de RAP.

Esta receita foi de R$100.991 no primeiro trimestre de 2018 comparado a R$92.500 no mesmo período de 2017, representando crescimento de 9,18%. Conforme mencionado, essa variação decorre do reajuste pela inflação da RAP anual, ocorrida em julho de 2017, acrescida das novas receitas relacionadas aos investimentos autorizados. Inclui adicionalmente ajuste de expectativa do fluxo de caixa do ativo financeiro decorrente da variação do valor justo da base de remuneração de ativos.

Os percentuais e os índices aplicados para o reajuste variam de acordo com as concessões. Em 2017, os reajustes foram de 3,59% (IPCA) para a concessão da Cemig GT e 1,57% (IGPM) para a concessão de Cemig Itajubá.

Receita de Indenização de Transmissão

A receita de indenização da transmissão foi de R$49.841 no primeiro trimestre de 2018, comparados a R$65.830 no mesmo período de 2017.

A Companhia registra a atualização da indenização a receber com base no custo médio de capital regulatório, conforme previsto na regulação do setor.

Mais detalhes vide Nota Explicativa nº 14 destas Informações Contábeis Intermediárias.

Receita de Indenização da Geração

No primeiro trimestre de 2018, a Companhia reconheceu receita no valor total de R$17.245 referente ao ajuste do saldo não amortizado referente aos projetos básicos das concessões das Usinas de São Simão e Miranda, a ser indenizado conforme Portaria nº 291/17. Mais detalhes vide nota explicativa nº 4 destas Informações Contábeis Intermediárias.

Receita com Transações com energia na CCEE

A receita com transações com energia na CCEE foi de R$134.327 no primeiro trimestre de 2018 comparados a R$226.648 no mesmo período de 2017, representando uma redução de 40,73%. Esta variação decorre da menor quantidade de energia disponível para liquidação no mercado atacadista em 2018, apesar do aumento de 32,56% do valor médio do Preço de Liquidação de Diferenças – PLD (R$201,06/MWh no 1º trimestre de 2018 e R$151,67/MWh no mesmo período de 2017);

Receita de Fornecimento de Gás

A Companhia registrou uma receita de fornecimento de gás no montante de R$428.071 no período de janeiro a março de 2018 comparada a R$410.541 no mesmo período de 2017, um aumento de 4,27%. Esta variação decorre basicamente dos reajustes nas tarifas, tendo em vista a redução de 11,10% no volume de gás vendido (264.226 m³ no período de janeiro a março de 2018 comparados a 297.226 m³ no mesmo período de 2017), associado aos reajustes nas tarifas.

Receita de Construção

As receitas de construção e infraestrutura foram de R$177.860 no período de janeiro a setembro de 2018 comparadas a R$200.559 no mesmo período de 2017, apresentando uma redução de 11,32%. Esta receita é integralmente compensada pelos custos de construção, no mesmo valor, e corresponde ao investimento da Companhia, no período, em ativos da concessão.

Outras Receitas Operacionais

As outras receitas da Companhia foram de R$462.113 no primeiro trimestre de 2018 em comparação a R$347.869 no mesmo período de 2017, um aumento de 32,84%. A composição das receitas operações está demonstrada na Nota Explicativa nº 25 destas Informações Contábeis Intermediárias.

Impostos e Encargos Incidentes sobre a Receita

Os impostos incidentes sobre a receita operacional foram de R$2.713.992 no período de janeiro a março de 2018 comparados a R$2.543.810 no mesmo período de 2017, representando um aumento de 6,69%.

Conta de Desenvolvimento Energético (CDE)

A Conta de Desenvolvimento Energético (CDE) tem os seus pagamentos definidos por meio de Resolução da ANEEL e tem como finalidade cobrir os custos com indenizações de concessão, subsídios tarifários, subvenção da redução tarifária equilibrada, baixa renda e carvão mineral e Conta de Consumo de Combustíveis. Os encargos referentes à CDE foram de R$587.855 no período de janeiro a março de 2018 comparados a R$443.621 no mesmo período de 2017.

Esse é um custo não controlável, sendo que a diferença entre os valores utilizados como referência para a definição das tarifas e os custos efetivamente realizados é compensada no reajuste tarifário subsequente.

Encargos do Consumidor Bandeiras Tarifárias

Houve um crescimento dos encargos do consumidor relacionados às bandeiras tarifárias, sendo R$116.772 no período de janeiro a março de 2018, em comparação a R$29.258 no mesmo período de 2017. Essa variação decorre, principalmente, da baixa do nível dos reservatórios, com acionamento da bandeira vermelha em dezembro de 2017 com reflexos em janeiro de 2018, o que levou a maior cobrança de encargos adicionais relacionados às bandeiras.

Demais impostos e encargos incidentes sobre a receita

Os impostos e encargos com impactos mais relevantes referem-se, principalmente, a impostos calculados com base em percentual do faturamento. Portanto, suas variações decorrem, substancialmente, da evolução da Receita.

Custos e Despesas Operacionais (excluindo Resultado Financeiro)

Os Custos e Despesas Operacionais foram de R$4.198.292 no período de janeiro a março de 2018 comparados a R$3.943.702 no mesmo período de 2017, um aumento de 6,46%. Mais informações sobre a composição dos Custos e Despesas Operacionais estão disponíveis na Nota Explicativa nº 26 destas Informações Contábeis Intermediárias.

As principais variações nas Despesas estão descritas a seguir:

Energia Elétrica Comprada para Revenda

A despesa com Energia Elétrica Comprada para Revenda foi de R$2.263.693 no período de janeiro a março de 2018 comparada a R$2.093.088 no mesmo período de 2017, representando um aumento de 8,15%. Esta variação decorre do aumento de 19,93% no volume de energia comprada no primeiro trimestre de 2018 (5.305.723 MWh) comparado ao mesmo período de 2017 (4.423.976 MWh), parcialmente compensado pela redução de 9,37% no preço médio do MWh (R$149,92 no primeiro trimestre de 2018 e R$165,42 no mesmo período de 2017).

Encargos de Uso da Rede de Transmissão

Os Encargos de Uso da Rede de Transmissão totalizaram R$392.542 no período de janeiro a março de 2018, comparados a R$206.497 no mesmo período de 2017, representando um aumento de 90,10%.

Esta despesa refere-se aos encargos devidos, pelos agentes de Distribuição e Geração de energia elétrica, em face da utilização das Instalações, componentes da rede básica, sendo os valores a serem pagos pela Companhia definidos por meio de Resolução pela ANEEL. O aumento nos valores em 2018 deve-se ao aumento dos custos de transmissão relacionados ao pagamento das indenizações de transmissão os agentes do setor elétrico que fizeram a adesão aos termos da Lei 12.783/13.

Este é um Custo não controlável no negócio de distribuiçãode energia elétrica, sendo que a diferença entre os valores utilizados como referência para definição das tarifas e os custos efetivamente realizados é compensada no reajuste tarifário subsequente.

Provisões Operacionais

As Provisões Operacionais foram de R$133.207 no período de janeiro a março de 2018, comparadas a R$208.532 no mesmo período de 2017, uma redução de 36,12%. Os principais eventos que impactaram o resultado estão descritos abaixo:

∎	Variação do valor justo nas opções de investimento da Parati/RME e SAAG, no montante de R$38.910 no período de janeiro a março de 2018 na comparação com a provisão total de R$62.587 no mesmo período de 2017. Mais detalhes sobre os critérios de constituição dessas provisões podem ser obtidos na Nota Explicativa nº 29 (Opções de Venda);

∎	Redução de 73,06% das despesas para provisões de contingências trabalhistas, que foram de R$17.054 no período de janeiro a março de 2018 em comparação a R$63.306 no período de janeiro a março de 2017. A redução no montante provisionado decorre, dos maiores valores provisionados no ano anterior relacionados principalmente as ações onde se discute a base de cálculo da periculosidade e isonomia por terceirização ilítica e responsabilidade subsidiária/solidária. Mais informações na nota explicativa nº 23.

Pessoal

A despesa com Pessoal foi de R$331.664 no primeiro trimestre de 2018, comparados a R$381.208 no mesmo período de 2017, representando uma redução de 13,00%. Apesar do reajuste salarial de 1,83% a partir de novembro de 2018, em função de acordo coletivo, a variação negativa decorre, principalmente da redução de 17,66% no número de empregados médios nos períodos comparados (5.855 no primeiro trimestre de 2018 em comparação a 7.111 no primeiro trimestre de 2017).

Custo de Construção

Os Custos de Construção de Infraestrutura foram de R$180.669 no período de janeiro a março de 2018 comparados a R$200.559 do mesmo período de 2017, uma redução de 9,92%. Este custo é integralmente compensado pela Receita de Construção, no mesmo valor, e corresponde ao investimento da Companhia no período em ativos da concessão.

Gás Comprado para Revenda

No período de janeiro a março de 2018 a Companhia registrou uma despesa com aquisição de gás no montante de R$263.233 comparada a uma despesa de R$222.512 no mesmo período de 2017, representando um aumento de 18,30%. Esta variação decorre basicamente dos reajustes nos preços do gás comprado, tendo em vista a redução na quantidade de gás comprado para revenda (263.242 m³ no período de janeiro a março de 2018 comparados a 293.105 m³ no mesmo período de 2017).

Resultado de Equivalência Patrimonial

O resultado de equivalência patrimonial em investidas representou ganhos de R$56.874 no período de janeiro a março de 2018 na comparação aos ganhos de R$29.641 no mesmo período de 2017. A composição dos resultados das investidas reconhecido nessa rubrica está apresentado em detalhes na Nota Explicativa nº 15, sendo as principais variações em relação ao ano anterior relacionadas aos resultados da Taesa e Light.

Resultado Financeiro Líquido

O resultado financeiro no período de janeiro a março de 2018 foi uma Despesa Financeira Líquida de R$157.800 comparada a uma Despesa Financeira Líquida de R$392.746 no mesmo período de 2017. Os principais fatores que impactaram o Resultado Financeiro estão relacionados a seguir:

∎	Redução da Renda de Aplicação Financeira: R$23.727 no primeiro trimestre de 2018 comparado a R$64.830 no mesmo período de 2017, redução de 63,40%. Esta variação decorre, principalmente, da menor variação do CDI (1,59% no primeiro trimestre de 2018 e 2,98% no primeiro trimestre de 2017), principal indexador de remuneração das aplicações, além de um menor volume disponível para aplicação em 2018;

∎	Ganhos com instrumentos financeiros no valor de R$97.516 no 1º trimestre de 2018 em função de ajuste a valor justo de operação de swap relacionado a captação de recursos indexados ao dólar (Eurobonds) no 4º trimestre de 2017 (maiores informações na nota explicativa nº 29;

∎	Redução dos encargos de empréstimos e financiamentos: R$294.965 no primeiro trimestre de 2018, comparado a R$461.421 no mesmo período de 2017, um redução de 36,07%, decorrente, principalmente, da menor variação do CDI em 2018, principal indexador da dívida, conforme já demonstrado em tópico anterior;

Vide a composição das Receitas e Despesas Financeiras na Nota Explicativa nº 27 destas Informações Contábeis Intermediárias.

Imposto de Renda e Contribuição Social

No período de janeiro a março de 2018, a Companhia apurou despesas com Imposto de Renda e Contribuição Social no montante de R$171.617 em relação ao lucro de R$636.212 antes dos efeitos fiscais, representando uma alíquota efetiva de 26,97%. A Companhia apurou, no mesmo período de 2017, despesas com Imposto de Renda e Contribuição Social no montante de R$163.389 em relação ao Resultado de R$506.123, antes dos efeitos fiscais, representando uma alíquota efetiva de 32,28%. Estas alíquotas efetivas de impostos estão conciliadas com as taxas nominais na Nota Explicativa nº 9 destas Informações Contábeis Intermediárias.

OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Conselho de Administração

Reuniões

O Conselho de Administração, até 31 de março de 2018, reuniu-se 9 vezes para planejamento estratégico, projetos, aquisições de novos ativos, investimentos diversos, dentre outros assuntos.

Composição, eleição e mandato

O atual mandato do Conselho de Administração iniciou-se na AGO realizada em 29 de abril de 2016, por intermédio do mecanismo de voto múltiplo.

O mandato dos atuais membros do Conselho de Administração expira na Assembleia Geral Ordinária a se realizar em 2018.

Principais responsabilidades e atribuições:

Além das responsabilidades e atribuições definidas em Lei, cabe ao Conselho de Administração:

∎	deliberação, prévia à celebração, sobre os contratos entre a Cemig e qualquer de seus acionistas ou controladores destes;

∎	deliberação sobre alienação de bens, empréstimos, financiamentos, constituição de ônus reais sobre bens do ativo permanente, garantias a terceiros, bem como atos ou outros negócios jurídicos igual ou superior a R$ 17.355 mil;

∎	autorização da emissão de títulos, no mercado interno ou externo, para a captação de recursos;

∎	aprovação do Plano Diretor e de suas revisões, do Plano Plurianual e Estratégico e suas revisões e do Orçamento anual.

Comitês

∎	Constituídos por membros do Conselho de Administração para analisar e discutir previamente as matérias a serem deliberadas naquele fórum, a saber:

1.	Comitê de Apoio ao Conselho de Administração;

2.	Comitê de Governança Corporativa e Sustentabilidade;

3.	Comitê de Recursos Humanos;

4.	Comitê de Estratégia;

5.	Comitê de Desenvolvimento de Negócios e Controle Empresarial de Controladas e Coligadas; e,

6.	Comitê de Finanças, Auditoria e Riscos.

Qualificação e remuneração

O Conselho de Administração é integrado por membros com formação em diversas áreas (Administração de Empresas, Engenharia, Advocacia, Economia e outras), com grande experiência na gestão de negócios. O montante global ou individual da remuneração do Conselho de Administração é fixado pela Assembleia Geral, em conformidade com a legislação vigente.

Informações sobre a composição do Conselho de Administração e o Curriculum Vitae de seus membros encontram-se disponíveis em nosso site na internet: http://ri.cemig.com.br.

Comitê de Auditoria

Além das atribuições previstas na Lei 6404, no que se refere aos requisitos da Lei Sarbanes Oxley, à qual estamos sujeitos por termos nossas ações registradas na Securities and Exchange Commission – SEC, órgão regulador do mercado de capitais dos EUA, optamos por exercer a isenção permitida pelo Exchange Act, regra 10-3A e regulamentada pela publicação da SEC, release 82-1234, que aceita a atuação do Conselho Fiscal como alternativa ao Comitê de Auditoria conforme definido pela Lei Sarbanes Oxley.

Diretoria Executiva

A Diretoria Executiva é composta por onze membros que têm suas funções individuais estabelecidas no estatuto social da Companhia, eleitos e destituíveis a qualquer tempo pelo Conselho de Administração para mandatos de três anos, podendo ser reeleitos.

É permitido o exercício do cargo concomitante e não remunerado em cargos de administração de subsidiárias integrais, controladas e coligadas da Cemig, a critério de seu conselho de administração, competindo-lhes, porém, obrigatoriamente, o exercício dos cargos correspondentes na Cemig Geração e Transmissão S.A. e na Cemig Distribuição S.A..

O mandato dos atuais diretores expira na 1ª reunião do Conselho de Administração que se realizará após a Assembleia Geral Ordinária de 2018.

A composição da Diretoria Executiva e informações curriculares sobre os seus membros encontram-se disponíveis em nosso site na internet: http://ri.cemig.com.br

Os diretores têm responsabilidades individuais estabelecidas pelo Conselho de Administração e Estatuto Social, como:

∎	Gestão corrente dos negócios da Empresa, obedecidos o Estatuto Social, o Plano Diretor, o Plano Plurianual e Estratégico e o Orçamento Anual;

∎	Deliberação sobre alienação de bens, empréstimos e financiamentos, constituição de ônus reais sobre bens do ativo permanente, garantias a terceiros, bem como atos ou outros negócios jurídicos de valor inferior a R$17.355 mil;

∎	A Diretoria Executiva se reúne, normalmente, uma vez por semana. Até 31/03/2018 foram realizadas 12 reuniões.

Conselho Fiscal

Reuniões

∎	No ano de 2018, até o mês de março, foram realizadas 5 reuniões.

Composição, eleição e mandato

∎	Temos um Conselho Fiscal permanente, composto por cinco membros efetivos e respectivos suplentes, eleitos pela Assembleia Geral Ordinária para mandato de um ano, podendo ser reeleitos, conforme abaixo:

-	um eleito pelos detentores das ações preferenciais;

-	um eleito pelos detentores das ações ordinárias que, não pertencendo ao grupo de controle, representem, no mínimo 10% do capital social; e,

-	três eleitos pelo acionista majoritário.

∎	A composição do Conselho Fiscal encontra-se disponível em nosso site na internet: http://ri.cemig.com.br

∎	Principais responsabilidades e atribuições:

-	Além das atribuições previstas na Lei 6404, de 15 de dezembro de 1976 e posteriores alterações, no que se refere aos requisitos da Lei Sarbanes Oxley, à qual estamos sujeitos por termos nossas ações registradas na Securities and Exchange Commission – SEC, órgão regulador do mercado de capitais dos EUA, optamos por exercer a isenção permitida pelo Exchange Act, regra 10-3A e regulamentada pela publicação da SEC, release 82-1234, que aceita a atuação do Conselho Fiscal como alternativa ao Comitê de Auditoria, conforme definido por aquela lei americana.

Qualificação e remuneração

O Conselho Fiscal é multidisciplinar, integrado por membros com diversas competências (Contabilidade, Economia, Administração de Empresas e outras). A remuneração dos membros do Conselho Fiscal será fixada pela Assembleia Geral que os eleger, em consonância com a legislação vigente.

As informações curriculares sobre os seus membros encontram-se disponíveis em nosso site na internet: http://ri.cemig.com.br.

Lei Sarbanes-Oxley

A Cemig obteve a primeira certificação dos controles internos para mitigação dos riscos associados à elaboração e divulgação das Demonstrações Financeiras, emitido de acordo com a seção 404 da Lei Sarbanes-Oxley e normas do “Public Company Accounting Oversight Board”—PCAOB, que integra o Relatório Anual segundo o Formulário 20-F, referente ao exercício findo em 31 de dezembro de 2006, arquivado junto a Securities and Exchange Commission dos Estados Unidos—SEC, no dia 23 de julho de 2007.

Gestão de Riscos Corporativos

O gerenciamento de riscos corporativos é uma ferramenta de gestão integrante das práticas de governança corporativa da Cemig em que são identificados os eventos que podem interferir no atingimento dos objetivos estratégicos definidos pela Companhia.

A intenção é fornecer informações à Alta Administração para a tomada de decisão, preservando o valor da empresa. Neste sentido a prática de gestão de riscos é um fator de diferenciação competitiva que deve ser utilizado não só de forma defensiva, mas igualmente como uma oportunidade de melhoria. A estruturação e análise das operações sob o ponto de vista do gerenciamento de risco otimizam os investimentos no controle da atividade, reduzem os custos, melhoram a performance e consequentemente favorecem o alcance das metas traçadas pela Companhia.

Além disso, entre os requisitos avaliados para a permanência da Companhia na composição de índices como o Dow Jones de Sustentabilidade e o de Sustentabilidade Empresarial – ISE destaca-se a necessidade de implementação de elementos estruturais do sistema de gestão de riscos.

O processo de gestão de riscos na Cemig foi iniciado em 2003 e vem sendo constantemente aprimorado. No que tange à estrutura organizacional destaca-se a criação, em 2012, do Comitê de Monitoramento de Riscos Corporativos – CMRC responsável pelo monitoramento do processo tendo ainda como atribuições: (i) Propor, para aprovação da Diretoria Executiva, diretrizes, políticas e procedimentos a serem adotados no Processo de Gerenciamento de Riscos Corporativos garantindo as melhorias contínuas do processo, promovendo sua divulgação; (ii) Analisar e propor à Diretoria Executiva ações prioritárias contemplando os riscos categorizados como “críticos”, na matriz de exposição final; e (iii) Submeter à aprovação da Diretoria Executiva mecanismos para operacionalizar o monitoramento estratégico dos riscos corporativos identificados e ações efetivas para redução dos níveis de exposição financeira e impacto intangível a um nível aceitável, tendo em vista os planos de ação mitigadores, alinhados com o Plano Diretor da Empresa. O CMRC se reúne bimestralmente.

Em 2013, foi implantada uma nova plataforma tecnológica, exclusiva para gerenciamento de riscos, módulo SAP RM (Risk Management) que viabilizou, entre outros, que o processo de mapeamento de riscos seja feito continuamente à medida que a atualização das informações, verificações e avaliações dos controles e planos de ação se tornem tarefas agendadas a serem executadas pelos responsáveis dentro do próprio sistema, fazendo com que todos os agentes envolvidos na gestão de riscos tenham papéis e responsabilidades determinadas e acompanhadas, com minimização de custos e de recursos humanos para a sua realização e controle. Além disso, existe um fluxo realizado por uma área independente para avaliação periódica dos controles no intuito de auditar a efetividade do processo.

Em 2015, ocorreu a efetivação plena da plataforma, gerando relatórios confiáveis e obtendo percepções de relações entre os riscos mapeados.

Em 2015, novas iniciativas foram implementadas. Destaque para:

∎	Ajustes na metodologia-padrão de gerenciamento de riscos (novo modelo de segmentação dos riscos, forma de quantificação dos impactos e abordagem no levantamento das informações incorporando também a visão “Top Down”);

∎	Revisão/atualização da Política de Gerenciamento de Riscos;

∎	Mapeamento dos principais riscos corporativos (“Top Risks”) e alguns relacionados ao Programa de Adequação Socioambiental da Cemig;

∎	Aprovação da matriz de riscos corporativos e das premissas de apetite a riscos pelo Conselho de Administração.

No processo de levantamento dos “Top Risks” foi feita uma pesquisa com os Superintendentes da Companhia com o propósito de levantar os principais temas corporativos a serem monitorados, tais como: perda de concessão, grau de endividamento, liquidez, indicadores de disponibilidade e confiabilidade e glosa. O produto deste trabalho gerou uma matriz que expressa a avaliação conjunta do impacto e probabilidade de ocorrência do risco.

Especialmente quanto ao Programa de Adequação Socioambiental da Cemig foram identificados os riscos relacionados ao uso da água, manejo de vegetação, mortandade de peixes, acidentes ambientais com óleo/logística de material, cumprimento de condicionantes ambientais, entre outros. A Cemig adota medidas de mitigação e gerenciamento de exposição alinhadas com as premissas de apetite a risco.

Em 2016 foi criada a Superintendência de Gestão de Compliance e Riscos Corporativos (GC), subordinada à Presidência, permitindo assim maior independência nos trabalhos.

Além disso, a Cemig sempre considera o princípio da precaução nos processos de gestão de risco, no planejamento das operações e no desenvolvimento de novos negócios. Durante o planejamento, são considerados todos os fatores que possam apresentar riscos à saúde e à segurança dos empregados, fornecedores, clientes, da população em geral e do meio ambiente.

Declaração de Princípios Éticos e Código de Conduta Profissional

A aprovação, pelo Conselho de Administração da Cemig, em maio/2004, da Declaração de Princípios Éticos e Código de Conduta Profissional (http://ri.cemig.com.br), visa orientar e disciplinar a conduta das pessoas que agem em nome da Cemig ou com ela interagem, buscando a ética e a conformidade com a lei e com a regulamentação.

A atualização do documento ocorreu em 2016.

A Comissão de Ética da Cemig foi criada, em 12 de agosto de 2004, para coordenar as ações em relação à gestão da “Declaração de Princípios Éticos e Código de Conduta Profissional”, incluindo avaliação e deliberação sobre possíveis descumprimentos deste documento.

Com a criação, em dezembro de 2006, do Canal de Denúncia, para uso exclusivo dos empregados e colaboradores da Cemig, a Comissão de Ética passou a receber denúncias anônimas, via canal aberto na intranet – Canal de Denúncia Anônima. Essas denúncias deverão envolver práticas irregulares contrárias ao interesse da Empresa, compreendendo: fraudes financeiras, inclusive adulteração, falsificação ou supressão de documentos financeiros, fiscais e contábeis; apropriação indevida de bens e recursos; recebimento de vantagens indevidas por dirigentes e empregados; contratações irregulares ou outras práticas consideradas ilegais.

Comissão de Ética

Foi constituída em 12 de agosto de 2004 e é composta por 3 membros titulares e 3 suplentes, sendo responsável pelo gerenciamento do Código de Conduta Profissional (interpretação, divulgação, aplicação e atualização).

A Comissão recebe e apura todas as denúncias de violação dos princípios éticos e normas de conduta, desde que apresentadas por documento escrito e assinado pelo interessado, o qual deverá estar acompanhado da indicação dos meios de prova correspondentes (testemunhas, documentos ou outro meio idôneo). Pode ainda ser contatada através de e-mail ou telefone, amplamente divulgados entre os funcionários da Empresa.

Implantamos em dezembro de 2006 o Canal de Denúncias anônimas, disponível na intranet corporativa, e que tem como finalidade acolher, encaminhar e processar denúncias de práticas irregulares, como fraudes financeiras, apropriação indevida de bens, recebimento de vantagens irregulares e contratações ilegais. Esse canal representa mais um passo da companhia em direção a melhorar a transparência, correção e do próprio conceito de governança corporativa na CEMIG. A adesão deste instrumento de governança corporativa melhora a gestão de nossos empregados e do nosso negócio e reafirma nossos preceitos éticos.

POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DO CAPITAL VOTANTE EM 31/03/2018

	AÇÕES ORDINÁRIAS	%	AÇÕES PREFERENCIAIS	%	TOTAL DE AÇÕES	%
Estado de Minas Gerais	214.414.739	50,96	—	—	214.414.739	17,03
Outras Entidades do Estado	56.703	0,01	4.860.228	0,58	8.649.862	0,39
Total Controlador	214.471.442	50,97	4.860.228	0,58	223.064.601	17,42
FIA Dinâmica Energia S/A	41.635.754	9,90	62.469.590	7,45	104.105.344	8,27
BNDESPAR	54.342.992	12,92	26.220.938	3,13	80.563.930	6,40

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES, ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO EM 31/03/2018

	31/03/2018
	ON	PN
Controlador	214.471.442	4.860.228
Conselho de Administração	100.637	180.042
Diretoria Executiva	2	5.000
Ações em tesouraria	69	560.649
Ações em circulação (free float)	206.192.558	832.471.027

TOTAL	420.764.708	838.076.946

Relações com Investidores

No ano de 2016, através de ações estratégicas com o objetivo de proporcionar aos investidores e acionistas uma correta avaliação dos nossos negócios e das nossas perspectivas de crescimento e agregação de valor, aumentamos a exposição da Cemig perante o mercado nacional e global de capitais.

Mantemos um fluxo de comunicação constante e proativo com o mercado investidor da Cemig reforçando nossa credibilidade, buscando aumentar o interesse e assegurar a satisfação do investidor em relação às ações da Companhia.

As divulgações dos nossos resultados são realizadas através de apresentações transmitidas via vídeo webcast e teleconferência, com tradução simultânea para o inglês, sempre contando com a presença de membros da Diretoria Executiva, desenvolvendo um relacionamento cada vez mais transparente e em consonância com as melhores práticas de governança corporativa.

Para atender aos nossos acionistas distribuídos em mais de 40 países e facilitar a melhor cobertura dos investidores, a Cemig esteve presente no Brasil e no exterior em inúmeros seminários, conferências e encontros com investidores; congressos; Road shows; Money Shows; além de ter promovido teleconferências e videoconferências com analistas, investidores e demais interessados do mercado de capitais.

Realizamos no final de maio de 2017, pelo 22º ano consecutivo, o nosso já tradicional Encontro Cemig x Mercado de capitais e Investidores juntamente com a Associação dos Analistas e Profissionais de Investimentos do Mercado de Capitais – Apimec, na cidade de Belo Horizonte—MG, onde esses profissionais tiveram a oportunidade de interagir com os Diretores e principais executivos da Companhia.

Governança Corporativa

Nosso modelo de governança corporativa é baseado em princípios de transparência, equidade e prestação de contas, tendo, entre suas principais características, a definição clara dos papéis e responsabilidades do Conselho de Administração e da Diretoria Executiva na formulação, aprovação e execução das políticas e diretrizes referentes à condução dos negócios da Companhia.

Buscamos o desenvolvimento sustentável da Empresa pelo equilíbrio entre os aspectos econômicos, financeiros, ambientais e sociais de nossos empreendimentos, com o intuito de aprimorar o relacionamento com os nossos acionistas, clientes, colaboradores, sociedade e demais “stakeholders”.

As ações preferenciais (“CMIG4”) e ordinárias (“CMIG3”) da Cemig estão listadas no Nível 1 de governança corporativa da Bovespa desde 2001, garantindo a nossos acionistas melhorias na prestação de informações e maior dispersão acionária. Ademais, por ter American Depositary Receipts (ADRs) listados na NYSE (Bolsa de Nova Iorque), com lastro de ações PN (“CIG”) e ON (“CIG.C”), nossa Companhia também está sujeita à regulamentação da Securities and Exchange Commission (SEC) e ao Manual de Companhias Listadas na NYSE (Bolsa de Nova Iorque). Possuímos, também, ações preferenciais (“XCMIG”) listadas na LATIBEX (Bolsa de Madri) desde 2002.

Nosso estatuto inclui metas do Plano Diretor e de política de dividendos, conforme a seguir:

∎	endividamento consolidado da Companhia igual ou inferior a duas vezes o LAJIDA;

∎	relação consolidada de endividamento medida por “dívida líquida / (dívida líquida + patrimônio líquido)”, limitada a 40%;

∎	saldo consolidado dos recursos registrados em ativo circulante igual a, no máximo, 5% do LAJIDA;

∎	montante dos recursos destinados a investimentos de capital, por exercício social, limitado a, no máximo, 40% do LAJIDA;

∎	investimento apenas em projetos de distribuição, geração e transmissão que ofereçam taxas internas de retorno reais mínimas iguais ou superiores àquelas previstas no Plano Diretor, ressalvadas as obrigações legais;

∎	manutenção das despesas da Cemig Distribuição S.A. e de qualquer controlada que exerça a atividade de distribuição de energia elétrica, em montantes não superiores aos montantes reconhecidos nos reajustes e revisões tarifárias;

∎	Essas metas, mediante prévia aprovação do Conselho de Administração, poderão ser ultrapassadas por motivos conjunturais, até os seguintes limites:

-	endividamento consolidado da Companhia em valor igual ou inferior a 2,5 vezes o LAJIDA;

-	relação consolidada de endividamento medida por “dívida líquida/(dívida líquida + patrimônio líquido)”, limitada a 50%;

-	saldo consolidado dos recursos registrados em ativo circulante igual a, no máximo, 10% do LAJIDA.

* * * * * * * * * * * *

(Original assinado pelos signatários abaixo)

Bernardo Afonso Salomão de Alvarenga	Bernardo Afonso Salomão de Alvarenga	Maurício Fernandes Leonardo Júnior
Diretor-Presidente	Diretor Vice-Presidente Interina e cumulativamente	Diretor de Finanças e Relações com Investidores
Ronaldo Gomes de Abreu	Franklin Moreira Gonçalves	Maura Galuppo Botelho Martins
Diretor de Distribuição e Comercialização	Diretor de Geração e Transmissão	Diretor de Relações e Recursos Humanos
José de Araújo Lins Neto	Thiago de Azevedo Camargo	Dimas Costa
Diretor de Gestão Empresarial	Diretor de Relações Institucionais e Comunicação	Diretor Comercial
Daniel Faria Costa		Luciano de Araújo Ferraz
Diretor de Desenvolvimento de Negócios		Diretor Jurídico
Leonardo George de Magalhães		Leonardo Felipe Mesquita
Superintendente de Controladoria CRC-MG 53.140		Gerente de Contabilidade Contador – CRC-MG-85.260

Relatório sobre a revisão de informações trimestrais—ITR

Aos

Acionistas, Conselheiros e Diretores da

Companhia Energética de Minas Gerais

Belo Horizonte—MG

Introdução

Revisamos as informações contábeis intermediárias, individuais e consolidadas, da Companhia Energética de Minas Gerais (“Companhia”), contidas no Formulário de Informações Trimestrais—ITR referentes ao trimestre findo em 31 de março de 2018, que compreendem o balanço patrimonial em 31 de março de 2018 e as respectivas demonstrações do resultado, do resultado abrangente, das mutações do patrimônio líquido e dos fluxos de caixa para o período de três meses findo naquela data, incluindo as notas explicativas.

A Administração da Companhia é responsável pela elaboração das informações contábeis intermediárias individuais e consolidadas de acordo com o pronunciamento técnico CPC 21(R1)—Demonstração Intermediária e com a norma internacional IAS 34—Interim Financial Reporting, emitida pelo International Accounting Standards Board (IASB), assim como pela apresentação dessas informações de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, aplicáveis à elaboração das Informações Trimestrais—ITR. Nossa responsabilidade é a de expressar uma conclusão sobre essas informações contábeis intermediárias com base em nossa revisão.

Alcance da revisão

Conduzimos nossa revisão de acordo com as normas brasileiras e internacionais de revisão de informações intermediárias (NBC TR 2410—Revisão de Informações Intermediárias Executada pelo Auditor da Entidade e ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectivamente). Uma revisão de informações intermediárias consiste na realização de indagações, principalmente às pessoas responsáveis pelos assuntos financeiros e contábeis e na aplicação de procedimentos analíticos e de outros procedimentos de revisão. O alcance de uma revisão é significativamente menor do que o de uma auditoria conduzida de acordo com as normas de auditoria e, consequentemente, não nos permitiu obter segurança de que tomamos conhecimento de todos os assuntos significativos que poderiam ser identificados em uma auditoria. Portanto, não expressamos uma opinião de auditoria.

Conclusão sobre as informações intermediárias individuais e consolidadas

Com base em nossa revisão, não temos conhecimento de qualquer fato que nos leve a acreditar que as informações contábeis intermediárias individuais e consolidadas incluídas nas informações trimestrais acima referidas não foram elaboradas, em todos os aspectos relevantes, de acordo com o CPC 21(R1) e o IAS 34 aplicáveis à elaboração de Informações Trimestrais—ITR, e apresentadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários.

Ênfases

Riscos relacionados a conformidade com leis e regulamentos

Conforme mencionado na nota 15 às informações contábeis intermediárias, a Companhia possui investimento indireto na Madeira Energia S.A., Renova Energia S.A., e na Norte Energia S.A. (em conjunto denominadas “investidas não controladas”), que são avaliados pelo método de equivalência patrimonial. Atualmente, encontram-se em andamento investigações e outras medidas legais conduzidas por autoridades públicas nestas investidas não controladas sobre determinados gastos e suas destinações, que envolvem e incluem também alguns de seus outros acionistas e determinados executivos desses acionistas. Neste momento, não é possível prever os desdobramentos futuros decorrentes destes processos de investigação pelas autoridades públicas, nem seus eventuais efeitos reflexos sobre as informações contábeis intermediárias da Companhia. Nossa conclusão não está modificada em relação a esse assunto.

Risco de continuidade da investida não controlada Renova Energia S.A.

Conforme divulgado na nota 15 às informações contábeis intermediárias, a investida indireta não controlada Renova Energia S.A. vem incorrendo em prejuízos recorrentes e, em 31 de março de 2018, apresenta capital circulante líquido negativo. Esses eventos ou condições indicam a existência de incerteza relevante que pode levantar dúvida significativa quanto à sua capacidade de continuidade operacional. Nossa conclusão não está modificada em relação a esse assunto.

Outros assuntos

Demonstrações do valor adicionado

Revisamos, também, as Demonstrações do Valor Adicionado—DVA, individual e consolidada, referentes ao período de três meses findo em 31 de março de 2018, preparadas sob a responsabilidade da Administração da Companhia, cuja apresentação nas informações intermediárias é requerida de acordo com as normas expedidas pela Comissão de Valores Mobiliários (CVM) aplicáveis à elaboração de Informações Trimestrais—ITR e considerada informação suplementar pelas IFRS, que não requerem a apresentação da DVA. Essas demonstrações foram submetidas aos mesmos procedimentos de revisão descritos anteriormente e, com base em nossa revisão, não temos conhecimento de nenhum fato que nos leve a acreditar que não foram elaboradas, em todos os seus aspectos relevantes, de forma consistente com as informações contábeis intermediárias tomadas em conjunto.

Revisão dos valores correspondentes ao período anterior

Os valores correspondentes, individuais e consolidados, relativos às demonstrações do resultado, do resultado abrangente, das mutações do patrimônio líquido, dos fluxos de caixa e do valor adicionado referentes ao período de três meses findo em 31 de março de 2017, apresentados para fins de comparação, foram revisados por outros auditores independentes que emitiram relatório de revisão em 15 de maio de 2017, com conclusão sem modificação sobre essas informações contábeis intermediárias, e contendo ênfases relacionadas à incerteza da renovação da concessão das usinas hidrelétricas de Jaguará, São Simão e Miranda e aos assuntos descritos anteriormente.

Belo Horizonte (MG), 15 de maio de 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Shirley Nara S. Silva

Contadora CRC-1BA022650/O-0

FIRST QUARTER 2018 RESULTS – EARNINGS RELEASE

CEMIG

1Q18 RESULTS

1Q18 EBITDA: R$ 1.007 BILLION

Main facts of 1Q18:

◾	Net profit of R$ 465 million, growth of 35.7% (1Q18/1Q17)

◾	Debt expenses R$ 171 million lower YoY, on lower debt and lower Selic rate

◾	Equity earnings contribution from subsidiaries positive: R$ 57 million

◾	1Q18 results do not count on hydro plants auctioned in 2017

◾	Recognition by the market of the improvement in credit quality

◾	Gain with operational efficiency
¡	the PMSO decreased by 48 million (1Q18 / 1Q17)

Indicators – GWh:	1Q18	1Q17	Change%
Electricity sold (excluding CCEE)	12,954	13,264	(2.34)

Indicators – R$´000:	1Q18	1Q17	Change%
Sales on CCEE	134,327	226,648	(40.73)
Gross revenue	7,649,423	7,356,740	3.98
Net revenue	4,935,431	4,812,930	2.55
Ebitda (IFRS)	1,007,003	1,100,234	(8.47)
Net profit	464,595	342,734	35.56
Earnings per share – PN (preferred) shares	0,319	0,272	17.28
Earnings per share – PN (preferred) shares	0,319	0,272	17.28
Ebitda margin	20.76%	22.85%	2.10 p.p.

Conference call

Publication of 1Q18 results

Video webcast and conference call

May 16, 2018 (Wednesday), at 2 p.m. Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel.: +55 (11) 2188-0400 Password: CEMIG Português (Available from May 16-30, 2018)

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Maurício Fernandes Leonardo Júnior

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Summary

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

Cemig’s shares

Security	Ticker	Currency	March 31, 2018	Close of 2017	Change in the period %
Cemig PN	CMIG4	R$	8.56	6.87	24.6%
Cemig ON	CMIG3	R$	7.82	6.41	22.0%
ADR PN	CIG	US$	2.58	2.06	25.2%
ADR ON	CIG.C	US$	2.22	1.85	19.9%
Ibovespa	Ibovespa	—	85,366	76,402	11.7%
IEEX	IEEX	—	41,445	39,732	4.3%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 5.26 billion in 1Q18, a daily average of R$ 87.73 million – this is 17.33% higher than in 1Q17. Average daily trading in the common (ON) shares was R$ 9.76 million. Cemig’s shares, by volume (in the aggregate of ON and PN shares), were the second most liquid in Brazil’s electricity sector in the period, and among the most traded in the whole Brazilian equity market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q18 was US$ 517 million. We see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange Ibovespa index rose 11.7% in the quarter, closing the quarter at 85,366 points. Cemig’s shares significantly outperformed the principal Brazilian stock index and also the electricity sector index: the common (ON) shares rose 22.0% in the quarter, and the preferred (PN) shares rose 24.6%. The ADRs for Cemig’s preferred shares, traded in New York, rose 25.20% in 1Q18.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Long-term ratings

This table shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rate	Outlook	Rating	Outlook
Fitch	BBB-(bra)	Stable	BBB-(bra)	Stable	BBB-(bra)	Stable
S&P	brBBB	Positive	brBBB	Positive	brBBB	Positive
Moody’s	B2.br	Stable	B2.br	Stable	B2.br	Stable

Global rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B	Stable	B	Stable	B	Stable
S&P	B	Positive	B	Positive	B	Positive
Moody’s	B3	Stable	B3	Stable	B3	Stable

Ratings of Eurobonds:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B	Stable	BB–	Stable	B	Stable
S&P	B	Stable	B	Stable	B	Stable

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards). They are expressed in thousands of Reais (R$ ’000), except where otherwise noted.

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	1Q18	1Q17	Change%
REVENUE	4,935,431	4,812,930	2.55
OPERATING COSTS
Personnel	(331,664)	(381,208)	(13.00)
Employees’ and managers’ profit shares	(19,577)	(18,884)	3.67
Post-retirement obligations	(83,271)	(94,638)	(12.01)
Materials	(15,290)	(11,279)	35.56
Outsourced services	(235,793)	(208,624)	13.02
Electricity purchased for resale	(2,263,693)	(2,093,088)	8.15
Depreciation and amortization	(212,991)	(201,365)	5.77
Operating provisions	(133,208)	(208,532)	(36.12)
Charges for use of the national grid	(392,542)	(206,497)	90.10
Gas bought for resale	(263,233)	(222,512)	18.30
Infrastructure construction costs	(180,669)	(200,559)	(9.92)
Other operating expenses, net	(66,363)	(96,516)	(31.24)

TOTAL COST	(4,198,293)	(3,943,702)	6.46

Equity method gains in non-consolidated investees	56,874	29,641	91.87
Operational profit before Financial revenue (expenses) and taxes	794,012	898,869	(11.67)
Financial revenues	241,854	179,891	34.44
Financial expenses	(399,654)	(572,637)	(30.21)

Pre-tax profit	636,212	506,123	25.70
Current and deferred income tax and Social Contribution tax	(171,617)	(163,389)	5.04

NET PROFIT FOR THE PERIOD	464,595	342,734	35.56

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig’s consolidated electricity market

The Cemig Group sells electric power supply through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company, Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

This market comprises sales of electricity to:

(I)	captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Clients in the Free Market (Ambiente de Contratação Livre or ACL), located in Minas Gerais or in other States;

(III)	other agents in the electricity sector, in the Free Market – trading companies, generation companies, traders and independent power producers; and

(IV)	distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

In 1Q18 the Cemig group sold a total volume of 12,953,601 MWh, which was 2.3% less than in 1Q17.

Sales of electricity to final consumers, plus Cemig’s own consumption, totaled 10,320,802 MWh, or 0.5% less than in 1Q17.

Sales to distributors, traders, other generating companies and independent power producers in 1Q18 totaled 2,632,799 MWh – or 9.0% less than in 1Q17.

In March 2018 the Cemig group invoiced 8,367,920 clients – a growth of 1.0% in the consumer base in the year since March 2017. Of these, 8,367,519 were final consumers (including Cemig’s own consumption), and 401 were other agents in the Brazilian power industry.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the year, by consumer category:

Total consumption of electricity (GWh)

Consolidated	MWh		Change,%	Average price 1Q18 R$	Average price 1Q17 R$
	1Q18	1Q17
Residential	2,593,117	2,537,050	2.21	739.64	784.93
Industrial	4,028,060	4,253,259	(5.29)	274.52	277.85
Commercial, Services and Others	2,042,937	1,912,090	6.84	523.40	596.28
Rural	765,502	798,476	(4.13)	447.76	461.27
Public authorities	213,598	210,613	1.42	565.78	622.65
Public lighting	343,406	334,480	2.67	362.30	388.22
Public services	322,058	314,937	2.26	416.92	458.05

Subtotal	10,308,678	10,360,905	(0.50)	467.12	490.97
Own consumption	12,124	9,262	30.90	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	2,632,799	2,894,117	(9.03)	266.44	158.18

Total	10,320,802	10,370,167	(0.48)	416.71	435.12

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks totaled 10,849,763 MWh in 1Q18, or 3.0% more than in 2017.

The reduction has two components: consumption by the captive market 0.7% lower YoY, and use of the network by Free Clients 8.5% higher YoY.

In March 2018 Cemig billed 8,366,618 consumers, or 0.98% more than in March 2017. Of this total, 1,052 are Free Consumers using the distribution network of Cemig D.

Cemig D	Number of clients		Change, %
	1Q18	1Q17
Residential	6,784,115	6,720,602	0.95
Industrial	73,496	74,321	(1.11)
Commercial, Services and Others	717,716	715,325	0.33
Rural	707,157	695,943	1.61
Public authorities	63,805	60,533	5.41
Public lighting	6,125	5,461	12.16
Public services	13,152	12,257	7.30

	8,365,566	8,284,442	0.98

Power transported
Industrial	547	489	11.86
Commercial	498	326	52.76
Rural	4	1	300.00
Concession holder	3	3	—

	1,052	819	28.45

Total	8,366,618	8,285,261	0.98

Comments on the various consumer categories:

Residential

Consumption by captive residential users of Cemig D in 1Q18, at 2,593,117 MWh, was 2.2% more than in 1Q18. Average monthly consumption per consumer in 1Q18 was 127.4 kWh/month, or 1.3% more than in 1Q17 (125.8 kWh/month).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The increase in residential consumption is attributable to:

∎	addition of 63,513 new consumer units;

∎	Indications of recovery of the economy of Minas Gerais State, such as the growth in average real income (1.6%) year-on-year in 1Q18 – according to data from FIEMG[1].

Industrial

Electricity used by captive clients was 5.6% of the volume of electricity distributed by Cemig D, and totaled 612,077 MWh in 1Q18 – a reduction of 5.0% compared to 1Q17.

Electricity transported for Free Clients was 39.4% of the volume of electricity distributed by Cemig D, totaling 4,271,693 MWh in 1Q18, or 7.6% more than in 1Q17 – reflecting growth in Metallurgy and Ferro-alloys (21.8%) and in mining (15.1%).

The lower consumption in the captive market mainly reflects consumer disconnection and also consumers’ migration to the Free Market.

In this category there was a slight improvement in some economic indicators related to production. According to FIEMG1, in 1Q18 industrial capacity utilization was 1.6 percentage points higher in 1Q18, at 78.6%, than in 1Q17 (77.0%) – although this is still below its historic average (83.2%).Also, sales volume was up 4.4%, year-on-year, in real terms, in the quarter – and the best YoY comparison (up 7.5%) for a first quarter since 2011.

Commercial

Consumption by the commercial category of Cemig D’s captive market totaled 1,351,365 MWh in 1Q18. This is associated with a reduction of 4.1% in the volume of energy billed to captive consumers, and growth of 28.9% in the volume of energy transported for free clients.

The reduction in the captive market is connected with the migration of clients to the free market. The increased consumption in the Free Market mainly reflects the addition of 172 new consumption units.

Both markets (captive and free) are affected by the increase in commercial activity compared to 2017 – illustrated, for example, by sales of Minas Gerais retailers being 5.2% higher in January and February 2018 than in the same two months of 2017. In the services sector, consumption was 3.0% lower on the same comparison2.

Rural

Consumption by captive clients in the rural category, totaling 765,502 MWh in 1Q18, was 4.13% lower than in 1Q17; consumption for irrigation was 19.4% lower; and consumption by conventional farming was 4.0% higher, YoY.

These figures reflected the higher rainfall in 1Q18 than 1Q17.

[1]	Source: FIEMG (Minas Gerais State Industry Federation) Industrial Indicators Survey No 3, March 2018, year 2017.
[2]	Figures from the IBGE Monthly Services Survey and Monthly Retailing Survey.

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Physical totals of transport and distribution – MWh

Item	MWh		Change %
	1Q18	1Q17
Energy carried
Electricity transported for distributors	66.927	81.441	(17,82)
Electricity transported for Free Clients	4.800.762	4.462.297	7,58
Own load
Consumption by captive market	6.201.123	6.249.191	(0,77)
Losses in distribution network	1.774.869	1.665.449	6,57

Total energy carried	12.843.680	12.458.379	3,09

The electricity market of Cemig GT

Cemig GT billed a total of 6,326,036 MWh in 1Q18, or 5.5% more than in 1Q17.

The number of clients billed by Cemig GT was 15.4% higher than at the end of March 2017, totaling 1,248. Of these: 1,179 were industrial, commercial and rural clients, 49 were distribution companies, and 20 were companies in the category of traders, generators and independent power producers.

Free Clients in the industrial, commercial and rural consumer categories consumed 3,705,165 MWh in 1Q18, or 58.6% of the total volume of energy provided by Cemig GT, and 2.0% less than in 1Q17.

This lower total reflects consumption by industrial clients 8.0% lower:

(i)	A large part of the reduction can be attributed to reduction of client sales contracts – for example, repurchase of contracted supply from a large consumer;

(ii)	– and some contracts were not renewed due to unavailability of supply at competitive prices.

Between the end of 1Q17 and the end of 1Q18 Cemig GT added 7 new industrial clients, and 149 clients in the Commercial and Services category – in the latter category the year-on-year increase in consumption was 36.8%.

Trading of electricity to other agents in the electricity sector in the Free Market totaled 1,989,515 MWh in 1Q18, 12.0% less than in 1Q17.

Sales of energy in the Regulated Market, including those to Cemig D, totaled 631,356 MWh in 1Q18, or 3.0% less than in 1Q17, due to differences in seasonal characteristics of distributors’ contracts between the two periods.

Cemig GT	(MWh)		Change, %
	1Q18	1Q17
Free Clients
Industrial	3,020,910	3,284,232	(8.02)
Commercial	684,255	495,186	38.18
Free Market – Free contracts	1,989,515	2,260,527	(11.99)
Regulated Market	600,086	621,336	(3.42)
Regulated Market – Cemig D	31,270	29,411	6.32

Total	6,326,036	6,690,692	(5.45)
SPCs of Cemig GT
Free Clients	242,195	150,102	61.35

Total	6,568,231	6,840,794	(3.98)

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QUALITY INDICATORS – DEC / DECi and FEC / FECi

Cemig is continuously taking action to improve operational management, organization of the logistics of emergency services, and its permanent regime of inspections and preventive maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DEC and FEC, since January 2016.

DEC – Average outage duration experienced by consumer – hours/consumer/month

Internal DEC – Average consumer outage duration due to factors internal to concession holder – hours/consumer/month

FEC – Average outage frequency experienced by consumer –outages/consumer/month

Internal FEC – Average outage frequency experienced by consumer due to factors internal to concession holder – outages/consumer/month

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 1Q18 was R$ 5,397,905, 6.47% lower than in 1Q17 (R$ 5,771,613).

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Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 1Q18 was R$ 4,733,392, or 7.60% less than in 1Q17 (R$ 5,122,632).

The main factors in this revenue were:

∎	The annual tariff adjustment for Cemig D, effective May 28, 2017 (full effect in 2018) with average downward effect on consumer tariffs of 10.66%.

∎	Volume of electricity sold 0.50% lower.

∎	Higher revenues under the ‘Flag Tariffs’ – R$ 116,772 in 1Q18, vs. R$ 29,258 in 1Q17.This reflects the low level of reservoirs, activating the ‘Red Flag’ additional tariff rate in December 2017, taking effect in January 2018, leading to higher revenue in 2018.

	R$’000		Change %	Average price 1Q18 R$	Average price 1Q17 R$	Change %
	1Q18	1Q17
Residential	1,917,981	1,991,413	(3.69)	739.64	784.93	(5.77)
Industrial	1,105,786	1,181,771	(6.43)	274.52	277.85	(1.20)
Commercial, Services and Others	1,069,278	1,140,139	(6.22)	523.40	596.28	(12.22)
Rural	342,763	368,314	(6.94)	447.76	461.27	(2.93)
Public authorities	120,850	131,139	(7.85)	565.78	622.65	(9.13)
Public lighting	124,416	129,852	(4.19)	362.30	388.22	(6.68)
Public services	134,272	144,258	(6.92)	416.92	458.05	(8.98)

Subtotal	4,815,346	5,086,886	(5.34)	467.12	490.97	(4.86)
Supply not yet invoiced, net	-81,954	35,746	(329.27)	—	—	—
Wholesale supply to other concession holders (*)	701,491	457,794	53.23	266.44	158.18	68.44
Wholesale supply not yet invoiced, net	-36,978	191,187	(119.34)	—	—	—

Total	5,397,905	5,771,613	(6.47)	416.71	435.12	(4.23)

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

Revenue from Use of the Distribution System (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD). In 1Q18 this revenue was R$ 373,741, a reduction of 19.29% from R$ 463,049 in 1Q17.

This is basically the result of the TUSD being reduced by 40% in the annual tariff adjustment of 2017, effective from May 28, 2017 (full effect in 2018) – partially offset by growth in use of the network by Free Clients.

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CVA and Other financial components in tariff adjustment

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used in calculating rates charged to consumers.The amount of this difference is passed through to clients in Cemig D’s next tariff adjustment – in 1Q18 this represented a gain in revenue of R$ 441,156, whereas in 1Q17 it produced a reduction of R$ 302,602. The difference in this case is mainly due to the increase in costs of energy in 2018, in relation to tariff coverage, and in comparison to the previous year, generating a financial asset to be reimbursed to the Company through the next tariff adjustment.

Changes in balances of financial assets and liabilities:

R$ ’000
Balance at December 31, 2016	(407,250)

(–) Net addition of negative items	(157,842)
(–) Realized	(144,760)
(–) Payments from the Flag Tariff Centralizing Account	(2,721)
(–) Transfer	—
(+) Updating – Selic rate	(6,169)

Balance on March 31, 2017	(718,742)

Balance on December 31, 2017	(45,790)

(–) Net addition of asset items	178,444
(–) Realized	262,712
(–) Payments from the Flag Tariff Centralizing Account	(153,267)
(+) Updating – Selic rate	447

Balance on March 31, 2018	242,546

Transmission concession revenue

Cemig GT’s revenue from transmission comprises the sum of the revenues from all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually based on the variation in the IPCA index. Whenever there is a strengthening, improvement or adaptation to an existing asset made under a specific authorization from Aneel, an addition is made to the RAP.

This revenue was R$ 100,991 in 1Q18, compared to R$ 92,500 in 1Q17 – a year-on-year increase of 9.18%. This variation arises basically from the inflation-adjustment of the annual RAP, which was applied in July 2017, plus the new revenues related to the investments authorized to be included. It includes an additional adjustment for expectation of cash flow from financial assets, arising from change in the fair value of the Regulatory Remuneration Base of Assets (BRR).The percentages and the indices applied in this adjustment vary according to the concessions.In 2017 the adjustment was 3.59% (the IPCA index) for the concession of Cemig GT, and 1.57% (the IGP-M Index) for the concession of Cemig Itajubá.

Transmission indemnity revenue

In 1Q18 this revenue was R$ 49,841, compared to R$ 65,830 in 1Q17. The Company reports the updating of the amount of indemnity receivable based on the average regulatory cost of capital, as specified in the sector regulations.

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Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017

In the tariff review processes of Cemig GT, ratified on June 23, 2009 (backdated to July 1, 2005) and June 8, 2010 (backdated to July 1, 2009), certain conducting cables, which have been the subject of an application by the Company, were not included in the tariff calculation. Cemig GT applied for inclusion of these assets in the BRR (Remuneration Assets Base) and, consequently, for backdated calculation of the amounts not considered in the prior tariff reviews.

Aneel ruled in favor of the Company’s application, and calculated the differences between the amounts of revenue ratified in the tariff reviews referred to above and the new values calculated for inclusion of the said conducting cables in the Remuneration Assets Base for the period from July 2005 to December 2012. Updated, these amounts were calculated to total R$ 149,255, at June 2017 prices, to be received by Cemig GT in 12 months, via RAP. On March 31, 2018 the balance receivable was R$ 37,313 (R$ 74,627 on December 31, 2017).

Indemnity of transmission assets – injunction awarded to industrial consumers

On April 10, 2017, an interim court remedy was granted to the Brazilian Large-scale Free Consumers Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against Aneel and the federal government requesting suspension of the effects on their tariffs of payment of the indemnity for transmission assets payable to agents of the electricity sector who accepted the terms of Law 12783/2013.

The preventive remedy was partial, with effects related to suspension of the inclusion in the consumer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of capital included since the date of extension of the concessions – this amounts to R$ 321,669, at March 31, 2018.

Complying with the court decision, Aneel, in its Technical Note 183/201-SGT/ANEEL of June 22, 2017, presented the new calculation, excluding the amounts that refer to the cost of own capital.Cemig GT believes that this is a provisional decision, and that its right to receive the amount referring to the assets of the basic national grid system (Rede Básica Sistema Elétrico, or RBSE) is guaranteed by law, so that no adjustment to the amount posted at March 31, 2018 is necessary.

Remaining balance to be received through RAP

The remaining balance, of R$ 521,028 at March 31, 2018 (R$ 544,471 at Dec. 31, 2017), was incorporated into the Remuneration Assets Base, and is being recovered via RAP.

Cemig GT expects to receive in full the credits receivable in relation to the transmission indemnity, and has calculated the following amounts as indemnity:

R$ ’000
Balance on December 31, 2017	1,928,038
Monetary updating	49,840
Amounts received(*)	(125,205)

Total at December 31, 2017	1,852,673

(*)	Receipt of credits began in July 2017, after ratification by Aneel.

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Generation indemnity revenue

In 1Q18 the Company recognized revenue of R$ 17,245 for the adjustment to the balance not yet amortized of the concessions for the São Simão and Miranda hydroelectric plants, as per Ministerial Order 291/17.

Plants operated under the ‘Quotas’ regime as from January 1, 2016

As from August 2013, there were expiry dates of the concessions for various plans operated by Cemig GT under Concession Contract 007/1997. As from the termination of the concession, Cemig GT held the right to indemnity of the assets not yet amortized, as specified in that concession contract. The accounting balances corresponding to these assets, including the Deemed Cost, are recognized in Financial assets. Their total at March 31, 2017 was R$ 816,411.

Generating plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historic cost R$ ’000	Net balance of assets based on deemed cost R$ ’000
Lot D:
Três Marias Hydroelectric Plant	July 2015	396	71,694	413,450
Salto Grande Hydroelectric Plant	July 2015	102	10,835	39,379
Itutinga Hydroelectric Plant	July 2015	52	3,671	6,589
Camargos Hydroelectric Plant	July 2015	46	7,818	23,095
Piau Small Hydroelectric Plant	July 2015	18.01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	July 2015	14	1,232	10,262
Peti Small Hydroelectric Plant	July 2015	9.4	1,346	7,871
Dona Rita Small Hydroelectric Plant	Sep. 2013	2.41	534	534
Tronqueiras Small Hydroelectric Plant	July 2015	8.5	1,908	12,323
Joasal Small Hydroelectric Plant	July 2015	8.4	1,379	7,622
Martins Small Hydroelectric Plant	July 2015	7.7	2,132	4,041
Cajuru Small Hydroelectric Plant	July 2015	7.2	3,576	4,252
Paciência Small Hydroelectric Plant	July 2015	4.08	728	3,936
Marmelos Small Hydroelectric Plant	July 2015	4	616	4,265
Others:
Volta Grande Hydroelectric Plant	Feb. 2017	380	25,621	70,118
Miranda Hydroelectric Plant	Dec. 2016	408	26,710	22,546
Jaguara Hydroelectric Plant	Aug. 2013	424	40,452	174,203
São Simão Hydroelectric Plant	Jan. 2015	1,710	2,258	2,920

		3,601.70	204,041	816,411

As specified in Aneel Normative Resolution 615/2014, the valuation opinions of indemnity for the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been delivered to Aneel. The Company and its subsidiaries do not expect losses on realization of these assets.

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On December 31, 2017, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174,203, R$ 2,920 and R$ 22,546, respectively, are classified in Financial assets of the concession, and the decision on the final amounts to be indemnified is in a process of discussion with Aneel. The management of the Company and its subsidiaries do not expect losses in realization of these amounts.

The Miranda and São Simão plants

The amounts of the basic plan of the plants were transferred to the account Indemnities receivable, and updated in monetary terms in accordance with Mining and Energy Ministry Order 291, of August 3, 2017, as shown below:

Plant	Miranda	São Simão	Total
Concession termination date	Dec. 2016	Jan. 2015
Net value of the assets of the Basic Plan based on Deemed Cost, at December 31, 2017	609,995	202,744	812,739
Adjustment (1)	174,157	40,855	215,012

Amounts in MME Order	784,152	243,599	1,027,751
Monetary updating	25,373	31,222	56,595

Net balance of the assets of the Basic Plan at Dec. 31, 2017	809,525	274,821	1,084,346
Monetary updating	12,875	4,370	17,245

Net balance of the assets of the Basic Plan at March. 31, 2018	822,400	279,191	1,101,591

(1)	Adjustment of the non-amortized balance of the concessions of the São Simão and Miranda plants, under Order 291/17.

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenue from transactions in electricity on the CCEE in 1Q18 was R$ 134,327, compared to R$ 226,648 in 1Q17 – a reduction of 40.73% year-on-year. The lower revenue from this source reflects the lower quantity of energy available for settlement in the wholesale market in 2018, in spite of the average Spot Price (PLD) being 32.56% higher (R$ 201.06/MWh in 1Q18, vs. R$ 151.67/MWh in 1Q17).

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Revenue from supply of gas

Cemig reports revenue from supply of gas 4.27% higher YoY in 1Q18, at R$ 428,071, compared to R$ 410,541 in 1Q17.This basically is the result of increases in tariffs – since the volume of gas sold was 11.10% lower in 1Q18, at 264,226m³, compared to 297,226m³ in 1Q17 – we associate the lower volume with the increases in tariffs.

Market (R$ ’000 m3/day)	2013	2014	2015	2016	2017	1Q18
Residential	0.17	0.72	1.04	3.38	11.44	13.09
Commercial	20.38	23.15	22.42	24.68	32.67	30.18
Industrial	2,734.95	2,849.24	2,422.78	2,173.76	2,453.22	2,363.61
Others	106.33	99.64	119.87	120.19	126.15	130.74

Total market excluding thermal generation	2,861.83	2,972.75	2,566.11	2,322.01	2,623.47	2,537.62

Thermal	1,214.50	1,223.99	1,309.13	591,52	990.89	398.22

Total	4,076.33	4,196.74	3,875.24	2,913.53	3,614.36	2,935.84

Sales to thermal generation plants were significantly lower in 1Q18, due to lower dispatching of thermal plants in the period.

Supply of gas to the residential market, which began in 2013, totaled 33,055 households invoiced in March 2018 – compared to 17,979 in March 2017.

Sector/regulatory charges reported as Deductions from revenue

The total of these taxes and charges reported as deductions from revenue in 1Q18 was R$ 2,713,992 – or 6.69% higher than in R$ 2,543,810 in 1Q17.

Consumer charges – the ‘Flag’ Tariff system

There was an increase in the consumer charges related to the ‘Flag’ tariff system: the figure for 1Q18 was R$ 116,772, compared to R$ 29,258 in 1Q17. This reflects the low level of reservoirs, activating the ‘Red Flag’ additional tariff rate in December 2017, taking effect in January 2018.

The ‘Flag’ Tariff component – history
Jan. 2018	Feb. 2018	Mar. 2018
Green	Green	Green
Jan. 2017	Feb. 2017	Mar. 2017
Green	Green	‘Yellow’

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Operational costs and expenses

Operational costs and expenses totaled R$ 4,198,293 in 1Q18, or 6.46% higher than in 1Q17 (R$ 3,943,702).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 1Q18 was R$ 2,263,693 or 8.15% more than in 1Q17 (R$ 2,093,088).The main factors in the higher figure are:

Cemig D:

The expense on electricity bought for resale in 1Q18 was R$ 1,485,293, or 7.73% more than in 1Q17 (R$ 1,378,708).

R$ ’000	1Q18	1Q17
Supply from Itaipu Binacional	288,243	294,046
Physical guarantee quota contracts	181,345	122,113
Quotas for Angra I and II nuclear plants	66,712	60,944
Spot market	186,099	142,503
‘Bilateral’ contracts	72,128	69,988
Electricity acquired in Regulated Market auctions	731,619	749,786
Proinfa Program	79,847	75,322
Distributed generation	18,957	1,925
Credits of Pasep and Cofins taxes	(139,657)	(137,919)

	1,485,293	1,378,708

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Cemig GT:

The expense on electricity bought for resale in 1Q18 was R$ 795,414, or 8.33% more than in 1Q17 (R$ 734,282).This reflects an average volume of energy purchased 19.93% higher YoY in 1Q18, at 5,305,723 MWh, vs. 4,423,976 MWh in 1Q17, with an offsetting effect from the average price per MWh 9.68% lower YoY (at R$ 149.92 in 1Q18, vs. R$ 165.42 in 1Q17).

R$ ’000	Consolidated
	1Q18	1Q17
Electricity on spot market – CCEE	4,497	14,215
Electricity acquired in the Free Market	856,293	788,103
‘Bilateral’ contracts	8,811	—
Credits of Pasep and Cofins taxes	(74,187)	(68,036)

	795,414	734,282

Operating provisions

Operational provisions were 36.12% lower year-on-year in the quarter – at R$ 133,207 in 1Q18, compared to R$ 208,532 in 1Q17. The main factors are:

∎	Variation in fair value of the investment options related to Parati/RME and SAAG, in the amount of R$ 38,991 in 1Q18, compared to a total provision of R$ 62,587 in 1Q17. The following is a summary of the balances in the options held by the Company:

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Consolidated – balance of liabilities R$ ’000	Balance at Mar. 31, 2018	Balance at Dec. 31, 2017
Put option for shares in RME and Lepsa	541,767	507,232
Put option – SAAG	316,050	311,593
Put / call options – Ativas and Sonda	(3,883)	(3,801)

	853,934	815,024

∎	The expense on provisions for employment-law contingencies was 73.06% lower in 1Q18, at R$ 17,054, than in 1Q17 (R$ 63,306). This basically reflects higher values provisioned in the previous year mainly relating to actions challenging the basis for calculation of rates for hazardous work, and equality of payment for allegedly unlawful outsourcing, and also cases for subsidiary and joint liability.

Default

With the Brazilian macro context of lower economic activity, which created unemployment and inflation, the adverse hydrological situation, and the increase in tariffs, which had been held down, Cemig has experienced higher than average growth in the total debt owed by clients. The good news is that Cemig’s confronting of default in 2017 has already reduced the index of default in recent months. The Company is confident that with more intense collection and disconnection the levels of default will be reduced in 2018.

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Personnel

The expense on personnel in 1Q18 was R$ 331,664, or 13.00% lower than in 1Q17 (R$ 381,208). In spite of the wage increase of 1.83% agreed in November 2017, under the Collective Agreement, the lower figure reflects the reduction of 17.48% in the average numbers of employees when comparing the two periods (5,853 at the end of 1Q18 vs. 7,093 in 1Q17).

2018 PDVP Programmed Voluntary Retirement Plan

In March 2018, the Company created the Programmed Voluntary Retirement Program (‘the 2018 PDVP’). Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2018.The period for joining the program was specified as from April 2 to April 30, 2018.For program offers payment of the severance amounts specified by law, including payment for the period of notice, and especially deposit of the ‘penalty’ amount of 40% of the FGTS Base Value, and other charges specified by the legislation, with no provision for payment of an additional premium.

The 2018 PDVP was accepted by 175 employees, with an additional cost of R$ 28,129 to be recognized in the second quarter of 2018.

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Gas bought for resale

In 1Q18 the Company recorded an expense of R$ 263,233 on acquisition of gas, 18.30% more than its comparable expense of R$ 222,512 in 1Q17.This higher expense mainly reflects increases in the prices of gas purchased, since the volume of gas bought for resale was lower (263,242 m³ in 1Q18, vs. 293,105 m³ in 1Q17).

Equity in earnings of unconsolidated investees

In 1Q18 Cemig posted a net equity method gain of R$ 56,874, which compares with a net gain of R$ 29,641 in 1Q17. This reflects better equity gain from Light in 1Q18 – a gain of R$ 44 million, compared to a loss of R$ 8 million in 2017. The positive overall figure included equity method losses in 1Q18 in Renova – of R$ 41 million – and the Santo Antônio plant – R$ 49 million.

Consolidated – R$mn	Equity accounting gain (loss) 1Q18	Equity accounting gain (loss) 1Q17
Companhia Transleste de Transmissão	—	1,305
Companhia Transudeste de Transmissão	—	997
Companhia Transirapé de Transmissão	—	1,202
Companhia de Transmissão Centroeste de Minas	1,394	1,158
Light	36,244	(11,316)
Axxiom Soluções Tecnológicas	(1,802)	(2,128)
Lepsa	—	1,577
RME	7,479	1,469
Hidrelétrica Cachoeirão	2,713	3,246
Guanhães Energia	(145)	(1,510)
Hidrelétrica Pipoca	2,859	1,984
Madeira Energia (Santo Antônio plant)	(26,476)	(23,075)
FIP Melbourne (Santo Antônio plant)	(23,014)	(20,066)
Lightger	2,025	2,355
Baguari Energia	10,153	6,575
Central Eólica Praias de Parajuru	(1,750)	(509)
Central Eólica Volta do Rio	(6,315)	(2,207)
Central Eólica Praias de Morgado	(1,743)	(1,308)
Amazônia Energia (Belo Monte Plant)	10,821	8,832
Ativas Data Center	(763)	(725)
Taesa	45,552	61,326
Renova	(41,316)	(28,246)
Itaocara	(191)	—
Aliança Geração	29,976	23,152
Aliança Norte (Belo Monte plant)	7,492	2,184
Retiro Baixo	3,681	3,369

Total	56,874	29,641

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Financial revenue and expenses

Cemig reported net financial expenses in 1Q18 of R$ 157,800, which compares with net financial expenses of R$ 392,746 in 1Q17.The main factors are:

∎	Income from cash investments: R$ 23,727 in 1Q18, compared to R$ 64,830 in 1Q17, a reduction of 63.40%.This basically reflects the lower CDI rate in the year (1.59% in 1Q18, vs. 2.98% in 1Q17) – the main indexor for yield on cash investments – and also the lower volume of cash available for investment in 2018.

∎	Gains of R$ 97,516 on financial instruments in 1Q18, due to the adjustment to fair value of a swap relating to dollar-indexed funding raised (Eurobonds) in 4Q17.

∎	Lower borrowing costs on loans and financings: R$ 294,965 in 1Q18, vs. R$$461,421 in 1Q17 – i.e. 36.07% lower. This basically reflected the lower variation resulting from the CDI rate in 2018 – the main indexor of the debt, as shown above.

Ebitda

Cemig’s consolidated Ebitda was 8.47% lower in 1Q18 than in 1Q17:

Ebitda – R$ million	1Q18	1Q17	Change,%
Net profit (loss) for the period	464,595	342,734	35.56
+ Income tax and Social Contribution tax	171,617	163,389	5.04
+ Net financial revenue (expenses)	157,800	392,746	(59.82)
+ Depreciation and amortization	212,991	201,365	5.77

= EBITDA	1,007,003	1,100,234	(8.47)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Debt

The Company’s consolidated total debt on March 31, 2018 was R$ 13,698,816, 4.85% less than at December 31, 2017.

R$ ’000	March 31, 2018	December 31, 2017%
Cemig—consolidated
Total debt	13,698,816	14,397,697	(4.85)
Net debt	12,828,039	12,279,303	4.47
Cemig GT—consolidated
Total debt	8,135,163	8,320,163	(2.22)
Net debt	7,785,339	7,381,202	5.48
Cemig D
Total debt	5,176,157	5,682,691	(8.91)
Net debt	4,944,499	4,851,213	1.92

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Absorption of Cemig Telecom (Cemig Telecomunicações S.A.)

On March 31, 2018 the absorption by Cemig of its wholly-owned subsidiary Cemig Telecom was completed. This took place at book value. As a consequence Cemig Telecom was extinguished; Cemig is successor to all its goods, rights and obligations. Since this is an absorption of a wholly-owned subsidiary, there was no capital increase nor issue of new shares by Cemig. The shares in the subsidiary were canceled, on the Absorption Date.

RESULTS SEPARATED BY BUSINESS SEGMENT

INFORMATION BY MARKET SEGMENT ON MARCH 31, 2018 |
ITEM	ELECTRICITY I			GAS	TELECOM	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION 1
ASSETS OF THE SEGMENT	14,029,538	3,829,674	19,051,688	1,845,118	—	1,887,499	(6,564)	40,636,953
Investments in subsidiaries and jointly-controlled entities	4,760,661	1,167,791	1,865,730	—	—	27,180	—	7,821,362
ADDITIONS TO THE SEGMENT	87,984		170,074	10,243	—	8,645	—	276,946
Additions to the financial asset	—	1,063	—	—	—	—	—	1,063

NET REVENUE	1,473,883	139,272	2,983,541	346,954	36,459	31,657	(76,335)	4,935,431
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(796,464)	—	(1,485,293)	—	—	(3)	18,067	(2,263,693)
Charges for use of the national grid	(70,394)	—	(370,845)	—	—	—	48,697	(392,542)
Gas bought for resale	—	—	—	(263,233)	—	—	—	(263,233)

Operational costs, total	(866,858)	—	(1,856,138)	(263,233)	—	(3)	66,764	(2,919,468)

OPERATING COSTS AND EXPENSES
Personnel	(55,527)	(25,179)	(225,825)	(11,215)	(4,785)	(9,133)	—	(331,664)
Profit sharing	(3,006)	(1,654)	(13,856)	—	351	(1,412)	—	(19,577)
Post-retirement obligations	(11,634)	(6,229)	(55,300)	—	—	(10,108)	—	(83,271)
Materials	(1,609)	(554)	(12,546)	(323)	(220)	(44)	6	(15,290)
Outsourced services	(23,009)	(6,874)	(198,675)	(3,561)	(6,719)	(1,594)	4,639	(235,793)
Depreciation and amortization	(40,995)	—	(144,893)	(17,885)	(9,089)	(129)	—	(212,991)
Operational provisions (reversals)	(7,973)	(1,029)	(84,765)	—	(213)	(39,309)	81	(133,208)
Construction costs	—	(1,063)	(170,074)	(6,722)	(2,810)	—	—	(180,669)
Other operating expenses, net	(10,126)	(2,864)	(47,252)	(2,965)	(4,818)	(3,182)	4,845	(66,362)

Total cost of operation	(153,879)	(45,446)	(953,186)	(42,671)	(28,303)	(64,911)	9,571	(1,278,825)

OPERATING COSTS AND EXPENSES	(1,020,737)	(45,446)	(2,809,324)	(305,904)	(28,303)	(64,914)	76,335	(4,198,293)

Equity method gains in non-consolidated investes	(31,230)	46,944	43,722	—	(763)	(1,799)	—	56,874

OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	421,916	140,770	217,939	41,050	7,393	(35,056)	—	794,012
Financial revenues	127,366	8,211	78,905	14,258	925	12,189	—	241,854
Financial expenses	(236,767)	(1,170)	(149,504)	(9,774)	(1,539)	(900)	—	(399,654)
PRE-TAX PROFIT	312,515	147,811	147,340	45,534	6,779	(23,767)	—	636,212
Income and Social Contribution taxes	(99,900)	(30,988)	(37,896)	(15,365)	(2,472)	15,004	—	(171,617)

NET PROFIT (LOSS)	212,615	116,823	109,444	30,169	4,307	(8,763)	—	464,595

Interest of the controlling shareholders	212,615	116,823	109,444	30,023	4,307	(8,763)	—	464,449
Interest of non-controlling shareholder	—	—	—	146	—	—	—	146

	212,615	116,823	109,444	30,169	4,307	(8,763)	—	464,595

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendices

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Plant	Company	Type	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit Cemig (MW)*	Assured Energy Cemig (average MW)*	Year Concession or Authorization Expires
Emborcagao	CEMIG GT	Hydroelectric	100.00%	1,192.00	499.70	1,192.00	499.70	7/23/2025
Nova Ponte	CEMIG GT	Hydroelectric	100.00%	510.00	270.10	510.00	270.10	7/23/2025
Irape	CEMIG GT	Hydroelectric	100.00%	399.00	207.90	399.00	207.90	2/28/2035
Igarape	CEMIG GT	Thermal	100.00%	131.00	71.30	131.00	71.30	8/13/2024
Queimado	CEMIG GT	Hydroelectric	82.50%	105.00	67.90	86.63	56.02	1/2/2033
Volta do Rio	CEMIG GT	Wind Farm	49.00%	42.00	18.41	20.58	9.02	12/26/2031
Praias de Parajuru	CEMIG GT	Wind Farm	49.00%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	CEMIG GT	Wind Farm	49.00%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi (Cemig)	CEMIG GT	SHP	49.00%	25.00	19.53	12.25	9.57	2/19/2031
Rio de Pedras	CEMIG GT	SHP	100.00%	9.28	2.15	9.28	2.15	9/19/2024
Pogo Fundo	CEMIG GT	SHP	100.00%	9.16	5.79	9.16	5.79	8/19/2025
Sao Bernardo	CEMIG GT	SHP	100.00%	6.82	3.42	6.82	3.42	8/19/2025
Parauna	CEMIG GT	SHP	100.00%	4.28	1.90	4.28	1.90	—
Salto Morais	CEMIG GT	SHP	100.00%	2.39	0.60	2.39	0.60	7/1/2020
Sumidouro	CEMIG GT	SHP	100.00%	2.12	0.53	2.12	0.53	7/8/2015
Anil	CEMIG GT	SHP	100.00%	2.08	1.10	2.08	1.10	7/8/2015
Xicao	CEMIG GT	SHP	100.00%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	CEMIG GT	SHP	100.00%	1.62	0.61	1.62	0.61	8/19/2025
Central Mineirao	CEMIG GT	Solar	100.00%	1.42	—	1.42	—	—
Santa Marta	CEMIG GT	SHP	100.00%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrao	CEMIG GT	SHP	100.00%	0.80	0.55	0.80	0.55	11/19/2004
Jacutinga	CEMIG GT	SHP	100.00%	0.72	0.57	0.72	0.57	Nao Tem
Santa Luzia	CEMIG GT	SHP	100.00%	0.70	0.23	0.70	0.23	2/25/2026
Lages*	CEMIG GT	SHP	100.00%	0.68	0.54	0.68	0.54	6/24/2010
Tres Marias	CEMIG G. TRES MARIAS	Hydroelectric	100.00%	396.00	239.00	396.00	239.00	1/4/2046
Salto Grande	CEMIG G. SALTO GRANDE	Hydroelectric	100.00%	102.00	75.00	102.00	75.00	1/4/2046
Itutinga	CEMIG G. ITUTINGA	Hydroelectric	100.00%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	CEMIG G. CAMARGOS	Hydroelectric	100.00%	46.00	21.00	46.00	21.00	1/4/2046
Peti	CEMIG G. LESTE	SHP	100.00%	9.40	6.18	9.40	6.18	1/4/2046
Tronqueiras	CEMIG G. LESTE	SHP	100.00%	8.50	3.39	8.50	3.39	1/4/2046
Ervalia	CEMIG G. LESTE	SHP	100.00%	6.97	4.66	6.97	4.66	1/4/2046
Neblina	CEMIG G. LESTE	SHP	100.00%	6.47	0.35	6.47	0.35	1/4/2046
Dona Rita	CEMIG G. LESTE	SHP	100.00%	2.40	1.03	2.40	1.03	1/4/2046
Sinceridade	CEMIG G. LESTE	SHP	100.00%	1.42	3.59	1.42	3.59	1/4/2046
Gafanhoto	CEMIG G. OESTE	SHP	100.00%	14.00	6.68	14.00	6.68	1/4/2046
Martins	CEMIG G. OESTE	SHP	100.00%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	CEMIG G. OESTE	SHP	100.00%	7.20	2.69	7.20	2.69	1/4/2046
Piau	CEMIG G. SUL	SHP	100.00%	18.01	13.53	18.01	13.53	1/4/2046
Joasal	CEMIG G. SUL	SHP	100.00%	8.40	5.20	8.40	5.20	1/4/2046
Cel. Domiciano	CEMIG G. SUL	SHP	100.00%	5.04	3.03	5.04	3.03	1/4/2046
Paciencia	CEMIG G. SUL	SHP	100.00%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	CEMIG G. SUL	SHP	100.00%	4.00	2.74	4.00	2.74	1/4/2046
Sa Carvalho	Sa Carvalho	Hydroelectric	100.00%	78.00	56.10	78.00	56.10	12/1/2024
Rosal	Rosal Energia	Hydroelectric	100.00%	55.00	29.10	55.00	29.10	5/8/2032
Pai Joaquim	CEMIG PCH	SHP	100.00%	23.00	13.91	23.00	13.91	4/1/2032
Salto Voltao	Horizontes Energia	SHP	100.00%	8.20	7.36	8.20	7.36	10/4/2030
Salto do Passo Velho	Horizontes Energia	SHP	100.00%	1.80	1.64	1.80	1.64	10/4/2030
Machado Mineiro	Horizontes Energia	SHP	100.00%	1.72	1.14	1.72	1.14	7/8/2025
Aimores	ALIANQA	Hydroelectric	45.00%	330.00	181.90	148.50	81.86	12/20/2035
Amador Aguiar I (Capim Branco I)	ALIANQA	Hydroelectric	39.32%	240.00	154.40	94.36	60.70	8/29/2036
Igarapava	ALIANQA	Hydroelectric	23.69%	210.00	134.20	49.75	31.80	12/30/2028
Amador Aguiar II (Capim Branco II)	ALIANQA	Hydroelectric	39.32%	210.00	131.70	82.56	51.78	8/29/2036
Funil	ALIANQA	Hydroelectric	45.00%	180.00	84.60	81.00	38.07	12/20/2035
Porto Estrela	ALIANQA	Hydroelectric	30.00%	112.00	61.80	33.60	18.54	7/10/2032
Candonga	ALIANQA	Hydroelectric	22.50%	—	—	—	—	5/25/2035
Baguari	BAGUARI ENERGIA	Hydroelectric	34.00%	140.00	84.70	47.60	28.80	8/15/2041
Cachoeirao	Hidreletrica Cachoeirao	SHP	49.00%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	Hidreletrica Pipoca	SHP	49.00%	20.00	11.90	9.80	5.83	9/10/2031
SHPs	Light Energia	SHP	48.86%	855.14	620.70	417.82	303.27	—
Paracambi (Light)	Lightger	SHP	24.92%	25.00	19.53	6.23	4.87	2/16/2031
SHPs	Renova Energia	SHP	44.62%	41.80	24.40	18.65	10.89	—
SHPs	Brasil PCH	SHP	22.76%	291.00	192.68	66.22	43.85	—
Belo Monte	Norte	Hydroelectric	12.91%	5,121.99	4,571.00	661.04	589.93	26/08/2045
Retiro Baixo	Retiro Baixo	Hydroelectric	49.90%	82.00	36.60	40.92	18.26	8/25/2041
Santo Antonio	SAE	Hydroelectric	18.13%	3,568.30	2,424.00	646.90	439.45	6/12/2046

Total				14,828.02	10,475.61	5,710.06	3,418.79

Rap (Permitted Annual Revenue – Transmission) – 2017/2018 cycle
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig Consolidado
Cemig GT	709,016,589	100.00%	709,016,589

Cemig GT	687,018,817	100.00%	687,018,817
Cemig Itajuba	21,997,772	100.00%	21,997,772
Centroeste	17,399,265	51.00%	8,873,625

Taesa	2,328,434,417	21.68%	504,804,582

Transleste	12,241,196	30.00%	2,653,891
Transudeste	7,334,302	29.00%	1,590,077
Transirape	9,771,428	29.50%	2,118,446
ETEO	88,077,706	100.00%	19,095,247
ETAU	24,216,647	52.58%	5,250,169
NOVATRANS	517,164,423	100.00%	112,121,247
TSN	427,855,624	100.00%	92,759,099
GTESA	9,361,375	100.00%	2,029,546
PATESA	25,008,641	100.00%	5,421,873
Munirah	36,484,440	100.00%	7,909,826
Brasnorte	10,062,251	38.66%	2,181,496
São Gotardo	5,203,930	100.00%	1,128,212
NTE	153,424,301	100.00%	33,262,388
STE	81,598,032	100.00%	17,690,453
ATE I	149,036,948	100.00%	32,311,210
ATE II	230,277,807	100.00%	49,924,229
ATE II	116,301,579	100.00%	25,214,182
EATE	177,139,821	49.98%	38,403,913
STC	17,592,992	39.99%	3,814,161
Lumitrans	10,651,737	39.99%	2,309,297
ENTE	112,564,897	49.99%	24,404,070
ERTE	25,266,463	49.99%	5,477,769
ETEP	28,183,293	49.98%	6,110,138
ECTE	9,074,626	19.09%	1,967,379
EBTE	34,269,232	74.49%	7,429,570
ESDE	6,548,398	49.98%	1,419,693
ETSE	3,722,327	19.09%	807,000

Light	8,941,679	48.86%	1,938,556

RAP TOTAL CEMIG			1,224,633,352

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Table Cemig D

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q16	6,408	4,053	10,460	29
2Q16	6,711	4,497	11,208	29
3Q16	6,365	4,424	10,788	29
4Q16	6,402	4,409	10,811	30
1Q17	6,249	4,274	10,523	30
2Q17	6,314	4,287	10,601	31
3Q17	6,232	4,586	10,817	31
4Q18	6,221	4,591	10,813	31
1Q18	6,201	4,637	10,838	31

1	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2	Total electricity distributed
3	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	1Q18	1Q17	Change%
Sales to end consumers	3,835	4,179	(8)
TUSD	380	468	(19)
CVA and Other financial components in tariff adjustment	441	(303)	—
Construction revenue	170	181	(6)
Others	360	277	30
Subtotal	5,186	4,802	8
Deductions	(2,203)	(2,034)	8
Net Revenues	2,984	2,768	8

Operating Expenses	1Q18	1Q17	Change%
Personnel/Administrators/Councillors	226	254	(11)
Employee Participation	14	14	3
Forluz—Post-Retirement Employee Benefits	55	65	(15)
Materials	13	8	55
Contracted Services	199	173	15
Purchased Energy	1,485	1,379	8
Depreciation and Amortization	145	130	12
Operating Provisions	85	137	(38)
Charges for Use of Basic Transmission Network	371	162	128
Cost from Operation	170	181	(6)
Other Expenses	47	69	(31)

Total	2,809	2,571	9

Statement of Results	1Q18	1Q17	Change%
Net Revenue	2,984	2,768	8
Operating Expenses	2,809	2,571	9
EBIT	174	197	(12)
EBITDA	319	327	(2)
Financial Result	(71)	(113)	(38)
Provision for Income Taxes, Social Cont &	(38)	(35)	10
Net Income	66	49	34

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Table Cemig GT

Operating Revenues	1Q18	1Q17	Change%
Sales to end consumers	886	930	(5)
Supply	644	640	1
Revenues from Trans. Network	144	127	13
Gain on monetary updating of Concession Grant Fee	82	80	3
Construction revenue	1	3	(64)
Transactions in the CCEE	122	220	(45)
Transmission indemnity revenue	50	66	(24)
Generation indemnity revenue	17	—	—
Others	13	10	30
Subtotal	1,959	2,076	(6)
Deductions	(397)	(402)	(1)
Net Revenues	1,562	1,674	(7)

Operating Expenses	1Q18	1Q17	Change%
Personnel/Administrators/Councillors	80	91	(13)
Employees’ and managers’ profit shares	5	4	3
Forluz—Post-Retirement Employee Benefits	18	20	(11)
Materials	2	3	(20)
Contracted Services	27	27	1
Depreciation and Amortization	37	41	(11)
Operating Reserves	9	56	(84)
Charges for Use of Basic Transmission Network	70	82	(15)
Purchased Energy	795	734	8
Construction Cost	1	3	(64)
Other Expenses	13	20	(35)

Total	1,055	1,081	(2)

Statement of Results	1Q18	1Q17	Change%
Net Revenue	1,562	1,674	(7)
Operating Expenses	1,055	1,081	(2)
EBIT	507	594	(15)
Equity equivalence results	(31)	(25)	(24)
EBITDA	512	610	(16)
Financial Result	(105)	(295)	(64)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(124)	(88)	40
Net Income	247	185	34

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Table Cemig

Energy Sales (Consolidated)(GWh)	1Q18	1Q17	Change%
Residential	2,593	2,537	2
Industrial	4,028	4,253	(5)
Commercial	2,043	1,912	7
Rural	766	798	(4)
Others	879	860	2
Subtotal	10,309	10,361	(1)
Own Consumption	12	9	31
Supply	2,633	2,894	(9)

TOTAL	12,954	13,264	(2)

Energy Sales	1Q18	1Q17	Change%
Residential	1,918	1,991	(4)
Industrial	1,106	1,182	(6)
Commercial	1,069	1,140	(6)
Rural	343	368	(7)
Others	380	405	(6)
Electricity sold to final consumers	4,815	5,087	(5)
Unbilled Supply, Net	(119)	227	—
Supply	701	458	53

TOTAL	5,398	5,772	(6)

Operating Revenues	1Q18	1Q17	Change%
Sales to end consumers	4,733	5,123	(8)
TUSD	374	463	(19)
Supply	665	649	2
Transactions in the CCEE	134	227	(41)
CVA and Other financial components in tariff adjustment	441	(303)	—
Gain on monetary updating of Concession Grant Fee	82	80	3
Revenues from Trans. Network	101	93	9
Construction revenue	178	201	(11)
Gas supply	428	411	4
Transmission Indemnity Revenue	50	66	(24)
Generation Indemnity Revenue	17	—	—
Others	446	349	28
Subtotal	7,649	7,357	4
Deductions	(2,714)	(2,544)	7
Net Revenues	4,935	4,813	3

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Operating Expenses	1Q18	1Q17	Change%
Personnel/Administrators/Councillors	332	381	(13)
Employee Participation	20	19	4
Forluz—Post-Retirement Employee Benefits	83	95	(12)
Materials	15	11	36
Contracted Services	236	209	13
Purchased Energy	2,264	2,093	8
Depreciation and Amortization	213	201	6
Operating Provisions	133	209	(36)
Charges for Use of Basic Transmission Network	393	206	90
Gas bought for resale	263	223	18
Cost from Operation	181	201	(10)
Other Expenses	66	97	(31)

TOTAL	4,198	3,944	6

Financial Result Breakdown	1Q18	1Q17	Change%
Financial revenues	242	180	34
Revenue from cash investments	24	65	(63)
Arrears penalty payments on electricity bills	76	73	4
Exchange rate	3	8	(70)
Monetary updating	12	18	(34)
Monetary updating—CVA	98	—	—
Taxes applied to Financial Revenue	(9)	(11)	(20)
Other	39	27	48
Financial expenses	(400)	(572)	(30)
Costs of loans and financings	(287)	(446)	(36)
Exchange rate	(19)	—	—
Monetary updating—loans and financings	(39)	(43)	(11)
Monetary updating—paid concessions	(1)	—	—
Charges and monetary updating on Post-employment obligations	(18)	(19)	(7)
Other	(36)	(63)	(44)
Financial revenue (expenses)	(158)	(392)	(60)

Statement of Results	1Q18	1Q17	Change%
Net Revenue	4,935	4,813	3
Operating Expenses	4,198	3,944	6
EBIT	737	869	(15)
Equity gain in subsidiaries	57	30	(92)
Depreciation and Amortization	213	201	(6)
EBITDA	1,007	1,101	(8)
Financial Result	(158)	(392)	60
Income Tax	(172)	(163)	(5)
Net Income	465	343	35

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cash Flow Statement	1Q18	1Q17	Change%
Cash at beginning of period	1,030	995	4
Cash generated by operations	(373)	528	(171)
Net profit	465	343	36
Current and deferred income tax and Social Contribution tax	172	163	5
Depreciation and amortization	213	201	6
Passthrough from CDE	(441)	303	—
Equity gain (loss) in subsidiaries	(57)	(30)	(92)
Provisions (reversals) for operational losses	133	209	(36)
Dividends received from equity holdings	36	—	—
Interest paid on loans and financings	(345)	(478)	(28)
Consumers and traders	262	(423)	(162)
Suppliers	(719)	(325)	121
Others	(91)	564	116
Financing activities	(613)	(517)	(19)
Payments of loans and financings	(722)	(517)	40
Capital Increase	110	—	—
Investment activity	378	(164)	(331)
Securities—Financial Investment	649	192	237
Acquisition of ownership interest and future capital commitments	(82)	(162)	(49)
Fixed and Intangible assets	(188)	(194)	(3)
Cash at end of period	422	842	(50)

Total Cash	871	2,118

BALANCE SHEETS (CONSOLIDATED)—ASSETS	03/31/2018	12/31/2017
CURRENT	6,913	8,537
Cash and cash equivalents	422	1,030
Securities	439	1,058
Consumers and traders	3,400	3,885
Financial assets of the concession	1,020	848
Tax offsetable	159	174
Income tax and Social Contribution tax recoverable	289	340
Dividends receivable	69	77
Linked funds	108	—
Inventories	35	38
Passthrough from CDE (Energy Development Account)	77	77
Other credits	895	904
NON-CURRENT	33,724	33,702
Securities	10	30
Consumers and traders	252	255
Tax offsetable	229	231
Income tax and Social Contribution tax recoverable	15	21
Deferred income tax and Social Contribution tax	1,939	1,871
Escrow deposits in legal actions	2,360	2,336
Other credits	776	644
Financial assets of the concession	6,429	6,605
Investments	7,821	7,792
PP&E	2,726	2,762
Intangible assets	11,168	11,156

TOTAL ASSETS	40,637	42,240

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	03/31/2018	12/31/2017
CURRENT	7,548	8,662
Suppliers	1,623	2,343
Regulatory charges	426	513
Profit shares	28	9
Taxes	632	705
Income tax and Social Contribution tax	46	115
Interest on Equity, and divdends, payable	428	428
Loans and financings	2,588	2,371
Payroll and related charges	187	207
Post-retirement liabilities	242	232
Other obligations	806	1,233
Provsions for losses on investments	542	507
NON-CURRENT	18,349	19,247
Regulatory charges	267	250
Loans and financings	11,111	12,027
Taxes	29	28
Income tax and Social Contribution tax	724	735
Provsions	688	678
Post-retirement liabilities	3,974	3,954
Provsions for losses on investments	312	308
Other obligations	1,245	1,267
STOCKHOLDERS’ EQUITY	14,735	14,326
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	6,019	5,729
Adjustments to Stockholders’ equity	(827)	(837)
Advance against Future Capital Increase	1,325	1,215
NON- CONTROLLING STOCKHOLDERS EQUITY	4	4

TOTAL LIABILITIES	40,637	42,240

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PRESENTATION OF 2017 RESULTS

REPORT OF MANAGEMENT FOR 2017

Dear Shareholders,

Companhia Energética de Minas Gerais (‘Cemig’ or ‘the Company’) submits for your consideration the Report of Management, the Financial Statement, the Opinion of the Audit Board and the Report of the Company’s external auditors on the business year ended December 31, 2017, together with the statement of the executive officers who have reviewed the financial statement and the related report of the external auditors.

MESSAGE FROM MANAGEMENT

In our message to you last year, we highlighted the challenges and difficulties of the macroeconomic environment, and that Cemig, in particular, had to deal with an energy market that was still retracted, and with financial costs for rolling over of our debt that were still very high as a result of the higher risk perception in relation to Brazil.

With 2017 now completed, we believe we have good news for our Shareholders, and for the public, of the important progress achieved in the year.

Starting with management of debt: We previously had approximately R$ 8.7 billion of debt maturing in 2017 and 2018. After more than 20 years absent from the international financial market, we raised funds outside Brazil, through Cemig GT, of US$ 1 billion (R$ 3.2 billion) in bonds, maturing in 2024. Also, we carried out a re-profiling of our debt, for a total amount of R$ 3.4 billion. Together these two initiatives have balanced our cash flow, extended average debt maturities, and improved our credit quality.

Additionally, to improve our liquidity and reduce debt in 2017 we announced our disinvestment program, with priority for disposal of the assets that were most liquid, or which would bring us limited return in the short term, or which are not strategic. In spite of the difficulties and complexities inherent in the process of disposal, we are confident that the actions we have taken will produce positive results in 2018, which will enable us to reduce the Company’s leverage more accentuatedly, and faster.

We continue our quest for improvement of operational efficiency. We implemented a new voluntary dismissal program, which was joined in 2017 by 1,151 employees. We feel confident that this will have positive effects in the coming years in reduction of the Company’s operational expenses. Also important is the reduction of default, as a result of our actions during the year. These initiatives are added to others that contribute to the effort for reduction of the Company’s operational costs, which are already showing results.

Our net income was R$ 1 billion, or 200.00% more than in 2016 (R$ 334 million). Our cash flow, measured as Ebitda, was 39.65% higher in 2017, at R$ 3,492 million, than in 2016 (R$ 2,638 million). We are firmly confident that the improvement in our profitability and cash flow represent a trend for the coming years, as a result of our actions in the present.

In this context of improvement of our profitability, a highlight is the tariff review for Cemig D (Distribution), to be concluded in May 2018, with the inclusion of remuneration of the investments that we have made since 2013 in the concession, of more than R$ 5 billion. This, associated with the reduction of our commercial losses and operational costs, points to a significant increase in the cash flow of Cemig D as from 2018, marking a new chapter in the history of this subsidiary.

We also do not forget the quality of service to our clients. We maintain our continuous process of improvement of our quality indicators, as measured by duration and average time of outages (the DEC and FEC indicators), in accordance with the requirements of regulation, which have been improving over recent years.

In the transmission business, the decision on rules for indemnity of the assets, in the previous year, has ensured we have a stable flow of cash for the coming years, making it possible to approve a multi-annual program of investments for Cemig GT, of R$ 1.1 billion, which will make addition of new revenues from these investments possible, in the future.

In our generation business, a highlight is the indemnity of more than R$ 1 billion now agreed for the basic plans of the São Simão and Miranda plants. We are in discussion with the federal government on the criteria for measurement of this indemnity in the quest for a fair indemnity for the investments made by the Company.

As well as all the action we have taken (above) to add value for Cemig, the macroeconomic expectation for 2018 – higher GDP growth and lower interest rates – has a positive effect for the Company, translating into lower default, lower financial costs of debt, and improvement in the energy market.

We continue to be recognized for the sustainability and social responsibility that are ever-present in our operations. We were once again included in the São Paulo Stock Exchange Corporate Sustainability Index, and in the Dow Jones Sustainability Index, in which we have been included since its creation in 1999. We are signatories of the UN Global Compact; and we have leading positions in several international and Brazilian sustainability ratings – all of these indices representing recognition of the value of our shares from the point of view of sustainability.

Concluding, we are optimistic for the future: that with our management capacity, and the competence and commitment of our employees, we will build a positive story for Cemig over the coming years, with appropriate and sustainable return on investments, rewarding the trust placed in us by our Shareholders – in dozens of countries, on all the continents.

We would like to express our thanks for the commitment and talent of our employees, which with the support of our Shareholders and other stakeholders help to uphold the recognition of Cemig as: Brazil’s Best Energy.

BRIEF HISTORY OF CEMIG

Companhia Energética de Minas Gerais (‘Cemig’) is a company with mixed public- and private-sector ownership, controlled by the government of the Brazilian state of Minas Gerais. Its shares and ADRs and are traded on the exchanges of São Paulo, New York and Madrid (Latibex). Market valuation at the end of 2017 was approximately R$ 8.5 billion. For the period 2017–18, Cemig has been included (for the 18th year running) in the Dow Jones Sustainability World Index (the ‘DJSI World’) – reflecting its established position as one of the world’s most sustainable companies. Cemig continues to be the only energy company in Latin America that has been included in the DJSI World since that index was created, in 1999.

Cemig operates in generation, transmission, sale and distribution of energy, energy solutions, technological solutions, telecommunications, data center services and natural gas distribution. The Cemig Group comprises: the holding company (‘Cemig’), its wholly-owned subsidiaries Cemig Geração e Transmissão S.A. (‘Cemig GT’) and Cemig Distribuição S.A. (‘Cemig D’), and comprises a total of 175 companies, 15 consortia and 2 FIPs (Equity Investment Funds) with assets and businesses in numerous states of Brazil.

Cemig monitors and supervises management and activities of the subsidiaries and affiliates, through active participation in their governance bodies, always applying the criteria of good governance and supporting the efforts for them to achieve the aims of their business plans.

Main indicators:

Indicator	2017	2016
Revenue (R$ ’000)	21,711	18,773
Ebitda – (R$ ’000)	3,492	2,638
Profit (R$ ’000)	1,002	335
Earnings per share, R$ – PN (preferred) shares	0.84	0.35
Dividends and Interest on Equity proposed (R$ ’000)	501	583
Number of customers billed	8,347	8,260
Number of employees	5,864	7,119
Market valuation – (R$ 000)	8,455	9,773

Our mission, vision and values

Mission:

“To operate in the energy sector with

profitability, quality and social responsibility.”

Vision:

‘To consolidate Cemig’s position, over the course of this decade,

as the largest group in the Brazilian energy sector by market value,

with a presence in the natural gas market, and as a global leader in sustainability,

admired by its clients and recognized for its solidity and performance’.

Values:

“Integrity, ethics, wealth, social responsibility,

enthusiasm for the work, and entrepreneurial spirit”.

Cemig’s Ethical Principles and Code of Professional Conduct

To provide a background of discipline for defining working behavior and decisions, Cemig has, since 2004, adopted its Statement of Ethical Principles and Code of Professional Conduct, which is available on the internet at http://www.cemig.com.br. This brings together eleven principles setting out the ethical conduct and values that are incorporated in our culture.

Area of operation

As the map below shows, Cemig operates in various regions of Brazil, with the greatest concentration in the Southeast.

OUR BUSINESSES

Generation

Including its subsidiaries, jointly-controlled entities and affiliated companies, Cemig had 117 plants in operation, with installed capacity of 5.7 GW, on December 31, 2017. On January 1, 2018, the Jaguara and Miranda hydroelectric plants ceased to be part of Cemig’s operations.

Cemig plants

Generating plant	Installed capacity (MW)
Emborcação	1,192
Nova Ponte	510
Irapé	399
Aimorés	149
Santo Antônio Plant	647
Belo Monte	576
Light – total	376
Wind plants	207
Thermal plants	131
Other	860
Lot D
Três Marias Hydroelectric Plant	396
Salto Grande Hydroelectric Plant	102
Itutinga Hydroelectric Plant	52
Camargos Hydroelectric Plant	46
Piau Small Hydroelectric Plant	18
Gafanhoto Small Hydroelectric Plant	14
Peti Small Hydroelectric Plant	9.4
Dona Rita Small Hydroelectric Plant	2.4
Tronqueiras Small Hydroelectric Plant	8.5
Joasal Small Hydroelectric Plant	8.4
Martins Small Hydroelectric Plant	7.7
Cajuru Small Hydroelectric Plant	7.2
Paciência Small Hydroelectric Plant	4.1
Marmelos Small Hydroelectric Plant	4

5,727

Transmission

In 2017, the generation and transmission subsidiary, Cemig GT, operated and maintained 38 substations and 4,927km of transmission lines, operating at 230kV, 345kV and 500kV, as part of Brazil’s national grid system. It also accesses six substations of other transmission companies, where it operates and maintains transmission assets.

Cemig GT operates and maintains transmission assets of 11 other companies, with whom it has service, operation and maintenance, contracts, in 15 substations (of which four are not substations of Cemig GT), and 360 km of transmission lines.

On April 20, 2017 the Board of Directors approved the new cycle of investment in improvements to and strengthening of the transmission assets for the period 2017-25, with total planned investment of R$ 1,158 million.

In the annual revenue adjustment, in July 2017, Cemig GT’s Permitted Annual revenue (RAP) was increased by 212.3%, from R$ 333.87 million to R$ 709.01 million, due to the addition, to the total value of the RAP base, of the assets that had not been indemnified in January 2013.

Distribution

We are Brazil’s largest energy distribution group, with a leading role in Minas Gerais and Rio de Janeiro, through our distribution company Cemig D and the jointly-controlled entity Light S.A. (‘Light’), serving more than 11 million customers.

Cemig Distribuição

Cemig D is the largest distribution company in Latin America, with 529,873km of distribution networks (107,099km in urban areas and 405,473km in rural areas), and 17,301 km of distribution lines, with 8,347 million customers invoiced in 2017.

Cemig D has one of the highest indices of customers benefited by the Brazilian Social Tariff. Of the total of 6,689,365 residential customers invoiced in December 2017, 10%, or 667,629, are low-income customers.

Changes in Cemig D’s sub-transmission and distribution line in the last five years:

Trading in energy

The companies of the Cemig group are the leaders in serving Brazil’s Free Market.

Cemig’s leadership in service to large Free Clients is reflected in a volume of sales equivalent to 22% of the entire Free Market.

We have expanded our area of activity to other states, while consolidating our position by adding new clients in the states where we already work, of which the principal ones are Minas Gerais, São Paulo and Rio Grande do Sul. At present we have clients in 15 states.

Cemig’s position in serving clients referred to as ‘special clients’ has increased each year, at an average of 12% p.a. over the last four years. Currently we have a 15% share of the market for incentive-bearing energy supply.

CONSOLIDATED RESULTS

(Figures in R$ ’000 unless otherwise indicated)

Net income for the period

Cemig reports net income of R$ 1,001 million for 2017, compared to net income of R$ 334 million in 2016 – a year-on-year increase of 199.70% from 2016. The following pages describe the main variations between the two periods in revenues, costs, expenses and financial items.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s Ebitda was 37.98% higher in 2017 than 2016:

Ebitda – R$ ’000	2017	2016	Change,%
Net income for the year	1,001	334	199.70
+ Income tax and Social Contribution tax	644	33	1,851.52
+ Finance income (expenses)	997	1,437	(30.62)
+ Depreciation and amortization	850	834	1.92

= EBITDA	3,492	2,638	32.41

Ebitda is a non-accounting measure prepared by the Company, reconciled with its financial statement in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net income adjusted for the effects of net finance income (expenses), depreciation, amortization and income tax and the Social Contribution. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational income, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

The Ebitda 32.41% higher reflects numerous factors described below. In line with the higher Ebitda, Ebitda margin was higher, at 16.09%, in 2017, than in 2016 (14.05%).

The main variations in elements of the result are as follows:

Revenue from supply of energy

Total revenue from supply of energy in 2017 was R$ 23,701 million, 1.16% higher than in 2016 (R$ 23,430 million).

Final customers

Total revenue from energy sold to final customers, excluding Cemig’s own consumption, in 2017 was R$ 20,438 million, or 0.10% less than the figure for 2016 of R$ 20,458 million.

The main factors in this revenue were:

◾	Higher revenues from the ‘Tariff Flag’ components of customer bills: R$ 454 million in 2017, compared to R$ 360 million in 2016. This reflects the low level of reservoirs, activating the ‘Yellow Flag’ and ‘Red Flag’ additional tariff rates, leading to higher revenue in 2017.

◾	The volume of energy sold in 2017 was 1.36% lower than in 2016.

◾	The Annual Tariff Adjustment for Cemig D effective May 28, 2016 (full effect in 2017), with average (upward) effect on consumer tariffs of 3.78%.

◾	The Annual Tariff Adjustment for Cemig D effective May 28, 2017, with an average negative effect on consumer tariffs of 10.66%.

Cemig’s energy market

The total for sales in Cemig’s consolidated energy market comprises sales to:

(I)	Captive customers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	Other agents of the energy sector – traders, generators and independent power producers, also in the Free Market;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	The Energy Wholesale Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE)

– eliminating transactions between companies of the Cemig Group.

This table shows consumption itemized by type of consumer:

	MWh (1)
	2017	2016	Change,%
Residential	10,008,423	9,915,807	0.93
Industrial	17,760,807	19,494,391	(8.89)
Commercial, Services and Others	7,507,310	6,572,980	14.21
Rural	3,651,472	3,574,724	2.15
Public authorities	865,803	885,748	(2.25)
Public lighting	1,366,938	1,350,405	1.22
Public services	1,301,135	1,252,043	3.92

Subtotal	42,461,888	43,046,098	(1.36)
Own consumption	37,477	37,140	0.91

	42,499,365	43,083,238	(1.36)
Wholesale supply to other concession holders (1)	12,777,405	12,508,453	2.15

Total	55,276,770	55,591,691	(0.57)

(1)	Data not reviewed by external auditors.
(2)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

One highlight factor is energy sold to the industrial consumer segment 8.89% lower, mainly due to migration of captive customers to the Free Market, and to a lesser extent due to the effects of lower economic activity in 2017, directly affecting energy consumption by this segment of the market.

As a counterpart to this was growth in other sectors:

◾	The volume of energy sold to the commercial segment was 14.21% higher year-on-year, mainly reflecting new clients added to the portfolio of Cemig GT.

◾	Volume sold to rural customers was 2.15% higher YoY, mainly due to more irrigation and farming activity, and growth in the number of customers.

◾	The volume sold to public service customers was 3.92% higher, due to incorporation by Cemig D of new consumer units and higher consumption by captive customers medium and higher voltage due to use for water treatment and distribution.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for use of the distribution system (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the volume of energy distributed. This was R$ 1,611 million in 2017, or 5.56% less than in 2016 (R$ 1,705 million).

The main factors affecting revenue from use of the network in 2017 were:

◾	Reduction of 0.52% in the tariff for Free Customers, in the annual tariff adjustment of May 28, 2016.

◾	Volume of energy distributed by Cemig D was 10.92% higher, mainly due to resumption of production by the Ferro-alloys sector.

◾	Reduction of approximately 40% in the TUSD which took place in the 2017 Annual Tariff Adjustment, applied as from May 28, 2017.

CVA and Other financial components in tariff adjustment

In its financial statement the Company recognized the difference between actual non-manageable costs, in which the CDE, and purchased energy, are strong components, and the costs that were estimated and used as the basis for decision on Cemig D’s tariffs. This balance becomes the amounts that will be passed through to Cemig’s tariffs at the next tariff adjustment. In 2017 this represented a gain, in revenue, of R$ 988 million, whereas in 2016 it represented a negative item in revenue, of R$ 1,455 million. The difference mainly reflects higher costs of power supply acquired in auctions in 2017 (in 2016 there was a reduction in these costs), in relation to the figures for costs used as the basis for tariffs – this generated a financial asset for the Company, which also represents the amount to be restituted to customers in the next tariff adjustment.

There are more details in Note 15.

Transmission indemnity revenue

The transition indemnity revenue, in Cemig GT, was R$ 373 million in 2017, compared to R$ 751 million in 2016. In the previous year, as a result of the Mining and Energy Ministry setting the criteria for updating of the transmission indemnity, a posting was made, backdated to 2013, of the amount of the updating of the indemnity receivable based on the regulatory cost of own capital, which had a significant impact on the revenue reported.

We highlight the amount of R$ 149 million recorded in 2017, for the backdated difference of transmission concession assets the values of which were not included in the calculation basis for revenues in the previous tariff reviews. For more details see Note 15 – Concession financial assets.

Generation Indemnity Revenue

In 2017 the Company recognized revenue of R$ 272 million for the adjustment to the balance not yet amortized of the concessions for the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17. There are more details in Note 4.

Revenue from transactions in the Wholesale Power Exchange (CCEE)

Revenue from energy sales on the CCEE (Câmara de Comercialização de Energia Elétrica) was R$ 860 million in 2017, compared to R$ 161 million in 2016 – an increase of 435.02%. The change mainly reflects:

◾	the spot price (Preço de Liquidação de Diferenças, or PLD) being 244.28% higher year-on-year, at R$ 324.17/MWh in 2017, compared to R$ 91.16/MWh in 2016; and

◾	the higher quantity of energy available for settlement in the wholesale market in 2017.

Revenue from supply of gas

Cemig reported revenue from supply of gas totaling R$ 1,759 million in 2017, compared to R$ 1,444 million in 2016 – an increase of 21.81%. This basically reflects volume of gas sold 23.72% higher YoY (1,319,242m³ in 2017, vs. 1,066,351m³ in 2016).

Construction revenue

Distribution infrastructure construction revenues totaled R$ 1,119 million in 2017, which compares with R$ 1,193 million in 2016, a reduction of 6.20%. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the made by capex investments by the subsidiaries in the year in concession assets.

Other operating revenues

The items in Other operating revenues of the Company and its subsidiaries comprise: Transmission concession revenue; Adjustment to expectation of cash flow from indemnifiable financial assets of the distribution concession; Gain on financial updating of the Concession Grant Fee; and Other operating revenues. Their total in 2017 was R$ 2,180 million, or 6.86% more than in 2017 (R$ 2,040 million). The composition of Other operational revenues is given in Note 26.

Sector / Regulatory charges reported as Deductions from revenue

Taxes and charges applied to operational revenue in 2017 were R$ 11,151 million, or 6.23% more than in 2016 (R$ 10,497 million).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 2017 were R$ 1,822 million, compared to R$ 2,074 million in 2016.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the ‘Flag’ Tariff system

Charges to the consumer arising from the Tariff Flag system were higher, at R$ 454 million, in 2017, compared to R$ 360 million in 2016, due to the low levels in the reservoirs’ water storage levels – which activated the ‘Yellow Flag’ and ‘Red Flag’ tariffs,leading to higher charges to the consumer.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses totaled R$ 18,817 million in 2017, or 18.32% more than in 2016 (R$ 15,903 million). See more on the breakdown of Operational costs and expenses in Note 27.

The following paragraphs comment on the main variations:

Personnel expenses

The expense on personnel was R$ 1,627 million in 2017, 0.99% less than in 2016 (R$ 1,643 million). This arises mainly from the following factors:

◾	Salary increases, from November 2016 under the Collective Agreement (with full effect in 2016), of 8.50%.

◾	Recognition of expenses on the voluntary retirement plan, of R$ 214 million in 2017 and R$ 93 million in 2016.

◾	Salary increase of 1.83% under the Collective Work Agreement, as from November 2017.

Tending to reduce the recurrent expense, however, the average number of employees in 2017, at 6,447, was 14.31% lower that in 2016 (7,524).

Energy purchased for resale

The expense on energy purchased for resale in 2017 was R$ 10,920 million, which compares to R$ 8,273 million in 2016 – an increase of 32.00%. The main factors are:

◾	Expense on power supply acquired at auction 40.00% higher in 2017, at R$ 3,556 million, compared to R$ 2,540 million in 2016. This is mainly due to activation of the thermoelectric generation plants in 2017, due to the low level of water in the reservoirs of the hydroelectric plants of the system, with consequent increase in expense on fuel for the thermal plants.

◾	The expense on energy from Itaipu Binacional was 8.65% higher, at R$ 1,243 million in 2017, compared to R$ 1,144 million in 2016. The change basically reflects the increased tariff – which was US$ 25.78/kW-month in 2016, and US$ 28.73/kW-month as from January 2017.

◾	Purchases of supply in the spot market 97.50% higher in 2017, at R$ 1,498 million, compared to R$ 761 million in 2016. This basically reflects the higher average spot price (Preço de liquidação por diferenças, or PLD), which was (R$ 324.17/MWh in 2017, vs. R$ 94.16/MWh in 2017).

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. There are more details in Note 27.

Charges for use of the transmission network

Charges for use of the transmission network totaled R$ 1,174 million in 2017, compared to R$ 947 million in 2016, an increase of 23.97%.

This expense is payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operational provisions totaled R$ 854 million in 2017, compared to R$ 704 million in 2016. Importantly, estimated losses for doubtful receivables were lower, at R$ 248 million in 2017, compared to R$ 382 million in 2016. We also highlight the higher provisions for employment-law cases: provisions of R$ 206 million made in 2017, compared to R$ 120 million in 2016. The increase in the amount provisioned reflects re-evaluations of potential losses in various legal actions as a result of the change in the procedural phase to provisional execution, in relation to actions disputing: the basis for calculation of hazardous work remuneration; claims for equal payment for allegedly unlawful outsourcing; and subsidiary/joint liability. There is more information in Note 24.

Construction cost

Construction costs in 2017 totaled R$ 1,119 million, or 6.20% less than in 2016 (R$ 1,193 million). This cost is entirely offset by Construction revenue, of the same amount, and corresponds to the investment by the subsidiaries in concession assets in the period.

Gas bought for resale

In 2017 the subsidiary Gasmig reported an expense of R$ 1,071 million on acquisition of gas. This was 22.06% higher than the comparable expense of R$ 877 million in 2016. This mainly reflects a volume of gas bought for resale 23.11% higher (at 1,309,459m³ in 2017, compared to 1,063,677m³ in 2016), partially offset by lower charges under the new agreement between Gasmig and Petrobras, which reduced the daily gas offtake obligation.

Post-retirement obligations

The impact of the post-retirement liabilities of the Company and its subsidiaries on operational income was a reversal of expense, totaling R$ 229 million in 2017, which compares to an expense of R$ 345 million in 2016.

This is due to changes in the life insurance policy, which resulted in the capital insured for retirees of 20%, every 5 years, as from age 60, reaching a minimum of 20%. This represents a reduction of R$ 619 million in post-employment obligations at December 31, 2017, with counterpart in the income and loss account. There are more details in Note 23.

Adjustment for impairment of investments

In 2016 the Company posted an impairment of R$ 763 million related to the investments in Renova. For more information please see Note 16.

Equity in earnings of unconsolidated investees

The equity method gain from investees in 2017 was negative, a loss of R$ 252 million, which compares to a loss of R$ 302 million in 2016. This reflects better equity gain from Light in 2017, which contributed a gain of R$ 35 million in the year, compared to a loss of R$ 121 million in 2016. Further details are in Note 16.

Net finance income (expenses)

Cemig posted net finance expenses in 2017 of R$ 997 million, compared to net financial expenses of R$ 1,437 million in 2016. The main factors are:

◾	Costs and charges on loans and financings 20.91% lower, at R$ 1,467 million in 2017, compared to R$ 1,860 million in 2016. This was due mainly to the increase of debt indexed to the CDI Rate, and the lower value of the CDI rate, indexor for the debt: the CDI rate was 9.93% in 2017, compared to 14.06% in 2016.

◾	The result of foreing exchange variations in the year was lower: A net expense of R$ 53 million in 2017, compared to a new gain of R$ 26 million in 2016. This basically arises from an expense of R$ 57 million in Cemig GT in 2017 resulting from raising of funds indexed to the US dollar (Eurobonds);

◾	Expense on monetary updating of loans and financing 55.62% lower, at R$ 109 million in 2017, compared to R$ 245 million in 2016 – due to the much lower IPCA inflation index in the year (2.95% in 2017, vs. 6.29% in 2016).

◾	Higher revenue from monetary variation on the CVA balances and Other financial components of tariffs: R$ 42 million in 2017, vs. R$ 204 million in 2016 – the 2016 figure contained an effect from ratification of the CVA amount by Aneel, in May 2016.

◾	Lower revenue from short-term financial investments: R$ 205 million in 2017, 35.34% less than in 2016 (R$ 317 million). This basically reflects the lower CDI rate in the year (9.93% in 2017, vs. 14.06% in 2016).

◾	Higher monetary updating of tied funds: R$ 191 million in 2017, compared to R$ 46 million in 2016. In 2017 the Company recognized a revenue item of R$ 82 million, for reversal of the provision for the lawsuit challenging the constitutionality of inclusion of ICMS tax (payable or already paid) within the amount of revenue on which the Pasep and Cofins taxes are charged.

◾	There was an expense of R$ 46 million in 2017, for monetary adjustment on the pre-sale of power supply under contract to bring forward power supply sales during the year.

For the breakdown of Financial Revenues and Expenses please see Note 28.

Income and Social Contribution taxes

In 2017, the Company’s expense on income tax and the Social Contribution tax totaled R$ 644 million, on pre-tax income of R$ 1,654 million, an effective rate of 37.80%. In 2016, the Company’s expense on income tax and the Social Contribution tax totaled R$ 33 million, on pre-tax income of R$ 368 million, an effective rate of 8.97%. There is a reconciliation of these effective rates with the nominal tax rates in Note 10c.

Liquidity and capital resources

Our business is capital-intensive. Historically, we have a need for capital to finance the construction of new generation facilities and expansion and modernization of the existing generation, transmission and distribution facilities.

Our liquidity requirements are also affected by our dividend policy. We finance our liquidity and capital needs principally with cash generated by operations and, on a lesser scale, with funds from financing.

Cash and cash equivalents

Cash and cash equivalents at December 31, 2017 totaled R$ 1,030 million, compared to R$ 995 million on December 31, 2016. No cash nor cash equivalents were held in any other currency than the Real. The main components of this variation:

Cash flow from operations

The totals of net cash generated by operational activities in 2017 and 2016 were, respectively, R$ 580 million and R$ 1,213 million. The lower net cash from operational activities in 2017 than 2016 mainly reflects the lower net income, after adjustment for non-cash items, which was R$ 2,861 million in 2017, vs. R$ 5,477 million in 2016.

The lower cash flow from operational activities in 2017 than in 2016 was mainly due to higher cash outflow in 2017 to cover ‘portion A’ non-manageable costs, due to the higher expense of energy due to the lower hydroelectric reservoir levels, resulting in the need to store water in the system, and activate thermoelectric plants, resulting in a higher price for power.

Cash used in investment activities

The Company used net cash of R$ 386 million in investment activities in 2017, compared to net cash of R$ 614 million used in investment activities in 2016. In 2017 the total invested in securities was positive R$ 4 million, compared to redemptions of R$ 1,401 million in 2016. In 2017 financing activities consumed R$ 254 million, compared to R$ 1,455 million in 2016.

Cash flow in financing activities

In 2017 financing activities consumed R$ 159 million. This comprised: amortization of financings, R$ 4,131 million; cost of rollover of debt, R$11 million; and payment of R$ 540 million in dividends and Interest on Equity; partially offset by incoming funds from financings of R$ 3,308 million, and capital of R$ 1,215 million subscribed by Shareholders against the future capital increase.

In 2016 financing activities resulted in a net outflow of R$ 529 million, comprising: R$ 5,592 million paid in amortization of financings; R$ 675 million paid in dividends and Interest on Equity; and inflow from financings of R$ 5,737 million.

Funding and debt management policy

In 2016, Cemig was successful in maintaining its total debt unchanged, even with increase in the debt of Cemig GT (to finance the Concession Grant Fee for the Lot D generation plant); and in 2017 reduced the total debt – showing the Company’s capacity for management of cash to meet its commitments and service its debt.

Company	2013	2014	2015	2016	2017
Cemig GT	4,092,806	7,036,700	7,739,072	8,633,671	8,320,163
Cemig D	5,247,919	6,048,250	7,020,042	6,198,251	5,682,691
Consolidated	9,457,364	13,508,738	15,166,537	15,179,280	14,397,697

Cemig held firmly to its intention of lengthening its debt profile – maturities were previously strongly concentrated in the short term, reflecting the difficulty of access to longer-term sources of funding. But a joint effort to sell assets and reduce debt servicing in the short term made a fundamental contribution to balancing cash flow and maximizing value of Cemig’s assets. The Company announced its intention to the market, in 2017, of disinvesting assets that were not part of its core business, or which were not yet generating cash as dividends, or which had necessary liquidity for an immediate sale. This intention was the consequence of its commitment to deleverage.

For lengthening of its debt, Cemig GT made preparations, over the year, to access the international debt market with a Eurobond issue, which was placed with a seven-year maturity for a total of US$1 billion. It was priced, on November 30, 2017, with a coupon of 9.25% p.a. The funds were primarily used for payment of short-term debt, especially those in the local capital markets. This initiative helped reduce the exposure of local institutional investors to the risk of the Company, opening the way for future local issues. To protect against foreign exchange variation, concomitantly with the receipt of proceeds on December 5, 2017 Cemig GT made a hedge transaction for the total amount, including the interest, through a combination of interest rate swap and call spread on the principal (i.e. in which Cemig GT accepts that the protection is up to an agreed price level).

Complementing the effect of re-profiling of the debt with the Eurobond issue, Cemig GT and Cemig D, during the year, completed a constructive negotiation with their principal creditor banks, to replace debt becoming due in 2017 by new debt with amortization programmed over 36 monthly installments, starting in January 2019 in the case of Cemig GT, and starting in 2019 for Cemig D. At the end of December both companies completed the re-profiling of their debts: Cemig D made a debenture issue for R$ 1,575 million, and negotiated amendments to its bank credit transactions (for a total of R$ 500 million with Banco do Brasil, and R$ 625 million with CEF); and Cemig GT negotiated a new transaction for R$ 741 million with Banco do Brasil – thus comprising a total of approximately R$ 3.4 billion. The re-profiling of the debt of Cemig D had a cost of 146.5% of the variation arising from the CDI rate, and for Cemig GT, 140% of the CDI. All the debts have asset guarantees, and obligations for early amortization in the event of sale of assets of Cemig GT and/or the Company.

To further support the Company’s liquidity at the end of the year, Cemig made a capital increase for R$ 1.3 billion.

Both the Eurobonds and the domestic transactions – debentures, and the amendments to the loan agreement – that comprise the re-profiling of debt, have financial covenants that limit the capacity of Cemig, Cemig D and Cemig GT to contract debt. The Company is confident that with continuing disinvestment, and the consequent reduction in leverage, and with operational efficiency, these financial covenants will be complied with.

The details of funding raised, including costs and maturities, are given in Note 20.

With the joint effect of the balance of some R$ 3.2 billion raised in the international market with the Eurobond issue, and the re-profiling of a total of R$ 3.4 billion in debt, Cemig has rebalanced its cash flow, more than doubled the average tenor of its debt, and improved its credit quality.

The Company’s debt on December 31, 2017 totaled R$ 14,398 million, with average tenor of 4.1 years. There are more details in Note 21 to the Financial Statement.

This chart shows the present amortization timetable:

Debt amortization timetable

Position at December 2017 – R$ million

The composition of the Company’s debt is a reflection of the sources of funding available to its subsidiaries through instruments referenced to the local interest rate, and also its intention to avoid exposure to debt in foreign currency (Cemig GT’s Eurobond issue was protected by a foreign exchange hedge).

Main indexors of debt at December 31, 2017

In 2017, the rating agencies adjusted their ratings for Cemig, Cemig D and Cemig GT, based on their perceptions of the progress of the disinvestment plan and the re-profiling of debt. Issues such as the significant concentration of maturities at the end of 2017, the reduction in demand for energy due to the recession in Brazil, and termination of some generation concessions were indicated as reasons for certain downgrades. At the same time, Cemig’s diversified and significant base of assets and investments, as a way of diluting business risk, as well as its still solid position in the market, were seen as factors mitigating risk.

Standard&Poor’s: In April, S&P applied a global scale rating of B for the three companies, and in August adjusted that from BB+ to BBB.

Fitch ratings: In May, on the Brazilian scale, as well as maintaining the BBB (bra) rating for Cemig, Cemig GT and Cemig D, Fitch for the first time applied a global scale rating (B+) to the three companies. However, in November it downgraded its Brazilian ratings for the three companies from BBB (bra) to BB–(bra), and its global rating from B+ to B-.

Moody’s, in June, downgraded the rating of the three companies from Baa1.br to Ba1.br on the Brazilian scale, and from B1 to B2 on the global scale. In October it once again downgraded the three companies from Ba1.br to B2.br on the Brazilian scale, and from B2 to B3 on the global scale.

The Company expects to see improvement in the ratings in 2018, as a result of the successful actions taken in 2017 to improve the debt profile.

THE REGULATORY ENVIRONMENT

Energy generation

In spite of Cemig’s efforts to preserve the concessions of the São Simão, Jaguara, Miranda and Volta Grande plants, concessions for them were auctioned, at Generation Auction No. 1 of 2017.

For the transition of the assets from Cemig to the new concession holders, Cemig managed the Volta Grande plant in ‘assisted operation’ mode until November 30, and the Jaguara and Miranda plants until December 28, 2017. It will continue to operate the São Simão plant until May 9, 2018.

The annual adjustment of the generation revenue for the plants that were auctioned in Aneel Auction 12/2015 is done in a similar manner to the adjustment for transmission, using IPCA inflation as the adjustment indexor.

Brazil’s hydrological situation

In 2017 the hydrology in the river basins that support Cemig’s energy system was the worst in five years, at 76% of the previous historic average. The situation was especially adverse in the Northeast, with the worst year in history – at 29% of the average. The low flows were reflected in a 22.81% storage level in the reservoirs of the energy system, 6% below the level for September 2014. In this scenario of low water storage and low flows, prices over the year were high, with the spot price closing 2017 at R$ 324.17/MWh. Another factor affected by the situation of the system was the GSF, which expresses hydroelectric generation as a percentage of the seasonalized offtake guarantees of the plant. In 2017 the average for the GSF ratio in the system was 0.81, which meant that the hydroelectric agents had 19% of their output requirement exposed to spot prices. Over the year there were moments when the GSF fell as low as 0.6 – its lowest level ever.

Cemig GT, foreseeing these effects in 2017, made plans by reserving power to cover this exposure to hydrological risk (GSF), thus reducing the effects of the adverse hydrology in the year. For the Irapé and Queimado plants, the risk was renegotiated in the year. At the same time, Cemig D’s expenses on hydrology risk (which are passed through to the consumer) rose considerably, reaching R$ 1.518 billion. Although these costs are recovered through tariffs, the delay for the reimbursement represented a pressure on cash flow in 2017.

Energy distribution

Annual Tariff Adjustment – Cemig D

Cemig D’s tariff adjustment is made in May of each year, and every five years (under the concession contract), there is a Tariff Review, also in May. The aim of the tariff adjustment is to pass on the non-manageable costs in full, and to provide monetary updating of the manageable costs which are established in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the X Factor, intended to capture productivity improvement, under a methodology using the price-cap regulatory model.

Effective from May 28, 2017 to May 7, 2018, Aneel approved a reduction of Cemig D’s rates, by 10.66%, for this period.

The reduction for residential customers was 5.67%. For industrial and service sector customers, receiving at medium and high voltage, the average increase was 21.04%. For those served at low voltage, there was an average reduction of 5.82%.

Of the amount charged to the consumer on the invoice, 21.3% remains with Cemig D, to remunerate the investment, cover depreciation and pay the concession holder’s running costs. This amount is referred to as ‘Portion B’. The remaining 78.7% is passed to other agents, covering (a) the cost of energy purchased for resale, sector charges and transmission charges (referred to as ‘Portion A’), and (b) state and federal taxes.

In the 774 municipalities of Minas Gerais State where Cemig distribute electric power, more than 689,000 customers are rural customers, and approximately 724,000 are classified as low-income customers. These customers benefit from a subsidy, enabling them to pay less than cost for the energy they consume. For low-income customers with consumption up to 30kWh/month, the benefit results in a discount of 65%. For consumption between 31kWh and 100kWh per month, the discount is 40%; and for the range between 101 and 220kWh per month, the discount is 10%.

Management of billing

Cemig’s implementation of simultaneous reading and printing of energy bills has achieved significant results: 7.5 million clients already receive the benefit of instant simultaneous delivery of energy bills. That figure completes the target of this project, which was developed and put in place between June 2012 and December 2017.

Simultaneous reading and printing has a direct effect in customer satisfaction as was shown in the results of the sub-item ‘Energy bill’ in the 2017 Perceived Satisfaction and Quality Index, where this category achieved a mark of 92.9% satisfaction.

Implementation of simultaneous meter reading and printing of energy bills: A total of 140,000 clients had registered to receive their energy bill by email, an increase of 65% from the end of 2016. This is an important initiative in sustainability, and also has a direct effect on clients’ satisfaction, providing a sentiment of contributing to preservation of the environment.

Management of default and revenue collection

Cemig has been using various communication and collection tools to reduce default – which has risen due to the adverse situation in the economy. Measures used include contact by telephone, email, collection requests by text and by letter, negative posting on credit registers, collection through the courts and, principally, disconnection of supply.

As well as these various collection tools, in 2017 Cemig launched a campaign offering special conditions for negotiation and re-negotiation for low-voltage customers, hospitals and public authorities.

The Company’s effort reduced the estimated loss on doubtful receivables from R$ 382 million at the end of 2016 to R$ 248 million at the end of 2017 – a respectable 35.08% reduction.

With more intense action on these fronts in 2018, Cemig is confident that the default indices will be further reduced in 2018.

Energy transmission

Because it acts in a regulated market, Cemig GT’s revenue from the transmission assets is set by Aneel. The amount of this revenue is updated in three ways: by a Periodic Review, an Extraordinary Review or the Annual Adjustment. Similarly to the distribution company, Cemig GT works with the regulatory body seeking recognition of its costs, in the processes of review, adjustment and ratification of the RAPs for new assets.

The annual adjustment of transmission revenue takes place on July 1 of each year, except when there is a Periodic Tariff Review. This process aims to adjust the approved RAP for inflation, and add a component of new RAP for improvements that have started commercial operation in the tariff cycle in question (July of the previous year to June of the year of the adjustment), and calculate the Adjustment Amount. The methodology adopted is Revenue-Cap.

In July 2017, the RAP of Cemig GT (under contract 006/97) was adjusted upward by 131.3%, as a result of: the application of the IPCA inflation index to the previous approved revenue level; recognition of new strengthening and improvement of assets; and addition, in accordance with MME Ministerial Order 120/2016, of the cost of capital that had not been included after the renewal of the concession at the beginning of 2013. Excluding the effect of the adjustment for cost of capital, the increase would have been 6.5%.

Cemig GT also has the concession for one substation won by tender, the Itajubá substation – its adjustment takes place in July, with updating by the IGP-M inflation index.

For Cemig Itajubá (Contract 079/2000), the adjustment to the RAP was 41.2% negative. Under that concession contract, RAP remains at the same level for the first 15 years, and is reduced by half in the remaining 15 years. Since by the time of this adjustment all the assets had reached a useful life of 15 years (some of them had already reached their 15-year useful life in the previous cycle), the total RAP underwent a reduction of close to 50%.

The Revenue ratified and approved for the 2017/18 period of the two concessions totals R$ 709 million, of which R$ 371 million is the cost of capital that was not previously included.

Transmission – RAP of Cemig GT, R$ mn

RELATIONSHIP WITH OUR CLIENTS

Quality of retail supply

The charts below show the changes in Cemig’s continuity indicators (DEC – Consumer Unit Average Outage Time; and FEC – Consumer Unit Average Outage Frequency). They show the continuous improvement in these indicators in recent years, meeting the standards set by Aneel, and demonstrating that the investment in actions to improve quality of supply, described above, are on the right path.

Service policy

To provide quality service, and to facilitate access for customers, Cemig makes available a mix of customer service channels available in various means of communication, both in-person and by telephone or online.

Cemig is present in all the 774 municipalities of its concession area. The in-person customer service is given by the Cemig Fácil service network, operating in 145 Branches and 633 Service Posts. In 2017, a total of 8.8 million customer contacts were made through this channel.

Telephone service is provided through the Fale com a Cemig (‘Talk to Cemig’) facility. This includes a specific number for the hearing-challenged. This channel also handles service to customers via social media (Facebook, Twitter) and email. The number of contacts reported in 2017 was 11.1 million.

The Cemig Torpedo text messaging service enables the consumer to request service for outages, to consult the balance payable, and even to advise the company of meter readings by text message. A total of 2.1 million messages were received in 2017.

For the online channels, we highlight the Cemig Atende (‘Cemig Serves’) app, for smartphones and tablets on Android or IOS or Windows Phone platforms – which recorded 5.2 million contacts. The total number of contacts through self-serve machines (‘totems’) was 1.2 million.

Through Cemig’s website, and its services app via Facebook and Telegram, the client can ask for the services most in demand, such as: second copy of energy bill, consultation on balance outstanding, change of due date, registering for receipt of energy bills by e-mail, etc. Cemig’s Online Branch had more than 8.9 million contacts in 2017.

In total, this means that Cemig dealt with more than 37.4 million client service contacts in 2017, through its various channels:

Consumer satisfaction

In 2017, Cemig was a finalist in the IASC consumer satisfaction awards in the category Southeast Region, more than 400,000 consumer units. Its score of 65.75 was 2.67% higher than in 2016, higher than the average for all Brazilian concession holders (63.16) and the average for its category (Southeast, over 400,000 customers), which scored 63.14.

With this result Cemig was third-placed among the 10 largest energy distributors in the Southeast, rising 11 positions in the IASC Brazil-wide ranking, which researched 68 distributors taking part in this Aneel survey in 2017.

Cemig’s improvement in a context of market retraction in the Southeast in the year indicates the assertiveness of its actions to improve this indicator.

IASC consumer satisfaction indicator

Cemig was also voted among the three best distributors with over 500,000 customers in the Southeast, in the Perceived Quality Satisfaction Index (ISQP), a surveyed by Abradee of residential customers.

Cemig increased its score by 9.1 points (13%), from 70.1 in 2016 to 79.2 in 2017. The improvement in ISQP was matched by the Consumer Approval Index (IAC), up 18.7 points from 2016, and the General Satisfaction Index (ISG) – an increase of 23.3 points from 2016.

INVESTMENTS

Investments in generation:

The principal investments in 2017 were injections of capital into (i) the investee Guanhães, for construction of small hydroelectric plants, and (ii) the Belo Monte hydroelectric plant, which was at the final phase of construction and needed a smaller input of capital than in the past. The total was R$ 233 million.

Renova Energia S.A. (‘Renova’)

Renova Energia S.A. (Renova), founded in 2001, focuses on renewable power sources – wind plants, small hydroelectric plants and solar plants.

In the last two years Renova has had a challenging financial situation and based its strategy on three main points: focus on execution of the projects under construction; adaptation of the capital structure; and revision of the business plan, Cemig now directly owns 36.23% of the share capital of Renova, plus a further 6.8% indirectly, through Light.

As part of the process of restructuring, assets were sold in 2017, as follows:

◾	The Alto Sertão II Wind Complex, with installed capacity of 386 MW and average offtake guarantee of 181.6 MW, to AES Tietê Energia S.A.

◾	19,535,004 shares in TerraForm Global were sold to Brookfield Asset Management, Inc. for US$ 4.75/share.

◾	The Umburanas I and II generation projects, with average offtake guarantee of 226 MW, was sold to Engie Brasil Energia.

Investments in transmission

Cemig GT’s multi-year investment plan was approved in 2017, for a total of R$ 1,140 million, over the period 2017 to 2025.

Investments in distribution

In distribution, several actions are under way to ensure regulatory compliance, Cemig D has also prepared its Plan for Results, and presented this document to Aneel. Under this plan, it undertakes to improve its public energy distribution service, especially in terms of compliance with the sector’s regulations. The plan has five main components:

Cemig D: The Distribution Development Plan (PDD)

Investments in the energy system

In the tariff cycle 2013-17 Cemig D’s investment in the energy system was in the order of R$ 5.1 billion. The total invested in 2017 was R$ 983 million, of which R$ 261 million was invested in high voltage distribution systems, R$ 707 million in the medium and low voltage distribution systems, and R$ 15 million in other projects.

For high-voltage supply, 29 substations were built and/or expanded; and 3,728km of medium-voltage distribution lines, and 320 km of high-voltage distribution lines, were built.

Investments in natural gas

Companhia de Gás de Minas Gerais (Gasmig) is the exclusive distributor of piped natural gas in Minas Gerais, by grant of concession. It serves the industrial, residential and commercial markets and the thermal energy generation industry, providing compressed natural gas (CNG), liquefied natural gas (LNG) and vehicle natural gas (VNG).

In 2017 Gasmig invested R$ 54.8 million in infrastructure; R$ 23.5 million in expansion of the natural gas distribution network in the State of Minas Gerais; R$ 22.7 million in operation and maintenance of gas pipeline; R$ 7.1 million in Telecoms/IT and Infrastructure; R$ 944 thousands in environmental management; and R$ 493 thousands in Vehicle Natural Gas and acquisition of assets.

In 2017, the result of this engagement was that its client base rose significantly, to 31,355. In 2012 the number of establishments served were a little over 300, mainly industrial companies and distributors of vehicle natural gas. This increase of some 31,000 users is basically all in the urban market (homes and shops). In 2017 almost 16,000 units were connected to the natural gas distribution network.

THE DISINVESTMENT PROGRAM

With the worsening in the economic situation, Cemig has put in place a process of sale of assets, begun in 2016, which culminated with publication, on June 1, 2017, of its Disinvestment Program, which aims to restore financial balance through accelerated reduction of net debt.

The company’s criteria for choice of priorities in the Disinvestment Program were:

a)	assets with the highest liquidity;

b)	assets that are not expected to provide returns in the short term; and

c)	assets that are not strategic and/or in which Cemig has smaller holdings.

Since the processes of sale are subject to legislative, stockholding and regulatory restraints, a portfolio has been selected that meets the needs for deleverage based on expectation of a success rate of at least 50% by the first half of 2018.

The following transactions for disposal of assets were completed in 2017.

Assets	Acquirer	Closing date	Amount, R$ mn
Shares in Terraform Global	Brookfield Asset Management	Jul, 3, 2017	352
Alto Sertão II Complex,	AES Tietê	Aug, 03, 2017	600
the Umburanas wind farm complex,	Engie Brasil Energia S,A,	Nov, 24, 2017	17
Units in Taesa	B3 Market	Nov, 24, 2017	717
Transmineiras (Transleste, Transudeste, Transirapé)	Taesa	Nov, 30, 2017	80

The Company continues to focus on implementation of its disinvestment program in 2018 through disposals of equity interests, for proceeds that will help reduce its leverage.

THE CAPITAL MARKET AND DIVIDENDS

Cemig’s shares were first listed, on the stock exchange of Minas Gerais State, on October 14, 1960. Since 1972 they have been traded on the São Paulo stock exchange – under the tickers CMIG3 for the ON (common) shares, and CMIG4 for the preferred shares (PN), Cemig has been listed at Corporate Governance Level 1 on the São Paulo stock exchange since October 2001. Since 1993, ADRs for Cemig shares have traded on the New York stock exchange (tickers CIG and CIG/C) – at Level 2, since 2001; and Cemig shares have traded on the Madrid stock exchange (as XCMIG) since 2002.

Stockholding structure

This chart shows the stockholding structure of Cemig on December 31, 2017, with share capital of R$ 6,294 billion:

Share prices

The closing prices of Cemig’s securities in São Paulo (B3), New York (NYSE) and Madrid (Latibex) in 2016 and 2017 were as follows:

Security	Symbols	Currency	Close of 2016	Close of 2017
Cemig PN	CMIG4	R$	7.28	6.87
Cemig ON	CMIG3	R$	7.70	6.41
ADR PN	CIG	US$	2.22	2.06
ADR ON	CIG,C	US$	2.53	1.85
Cemig PN (Latibex)	XCMIG	Euros	2.25	1.78

Total trading volume in the preferred shares, CMIG4, in 2017 was R$ 17.02 billion, with daily average volume of approximately R$ 69.17 million. The total volume is 26% higher than in 2016, making Cemig’s preferred (PN) shares one of the most traded on the Sao Paulo stock exchange, thus offering investors an enhanced degree of security and liquidity.

The average daily volume of trading in the preferred shares on the NYSE in 2017 was US$ 11.78 million, with total volume of US$ 2.96 billion – underlining Cemig’s position as a global investment option.

On the São Paulo exchange, Cemig was the energy sector company with the second highest trading volume. And on the NYSE, Cemig’s ADRs were the most traded of all ADRs of the Brazilian energy sector in 2017.

	CMIG4	CMIG3	CIG	CIG,C	IBOV	DJIA	IEE
2017	-5.6%	-16.7%	-7.1%	-26.8%	26.9%	25.1%	10.0%

Market capitalization is calculated as the totality of the company’s shares at market price on the closing day of each year.

DIVIDEND POLICY

In its by-laws Cemig assumes the undertaking to distribute, every year, a minimum dividend of 50% of the net income for the previous year. Additionally, extraordinary dividends can be distributed each two years, or more frequently, if cash availability permits.

PROPOSAL FOR ALLOCATION OF NET INCOME

The Board of Directors decided to propose to the Annual General Meeting to be held on April 30, 2018 that the profit for 2017, of R$ 1,001 million, and the balance of Retained earnings, of R$ 28 million should be allocated as follows:

◾	R$ 486 million: for payment of the mandatory minimum dividend to holders of preferred shares whose names are in the Company’s Nominal Share Registry on the date of the AGM.

◾	R$ 14 million: for payment of the mandatory minimum dividend to holders of common shares whose names are in the Company’s Nominal Share Registry on the date of the AGM.

◾	R$ 528 million to be held in Equity in the Retained earnings reserve, to provide funding for the Company’s consolidated investments planned for 2017, in accordance with a capital budget.

◾	R$ 1 million to be held in Equity in the Tax incentives reserve, for tax incentives gained in 2017 as a result of investment in the region of Sudene.

CORPORATE GOVERNANCE

The Company’s Board of Directors has 15 sitting members, and an equal number of substitute members, appointed by the Shareholders. The by-laws specify that the periods of office of all board members run concurrently and are for two years, and that a member may be reelected at the end of a period of office. In 2017, 36 meetings of the Board of Directors were held, to decide on a range of matters such as, among others, strategic and budgetary planning, investment projects and acquisitions.

The Board of Directors also has six Board Support Committees. Their purpose is to ensure objectivity, consistency and quality in the decision process, providing in-depth analysis of the matters within their specialization, and issuing suggestions for decisions or actions, and opinions, to the Board.

The Company’s Audit Board is appointed permanently (optionally, Brazilian companies may call an Audit Board into existence only occasionally if they wish). It has five members; and in the form constituted, it meets the requirements for exemption from creation of an Audit Committee under the US Securities Act and the Sarbanes-Oxley Law. The Audit Board held 16 meetings in 2017.

RELATIONSHIP WITH EXTERNAL AUDITORS

The Company’s policies in contracting of services of external auditors aim to avoid conflict of interest and loss of independence or objectivity, and are based on the principles that preserve the independence of the auditor. To avoid subjectivity in definition of the principles of independence in the services provided by the external auditors, procedures have been established for approval of the contracting of these services, expressly defining: (i) services that have been previously authorized; (ii) services that are subject to prior approval by the Audit Board/Audit Committee; and (iii) services that are prohibited.

Complying with the requirement of the CVM, a turnover system of external auditors is adopted, with a frequency of five years. In 2017, we changed auditors. In the 2016 business year our auditors were Deloitte Touche Tohmatsu Auditores Independentes, who continued until the end of the audit of the interim financial statement at March 31, 2017, which were filed with the CVM on May 15, 2017. As from the interim financial statement of June 2017 our auditors are Deloitte Touche Tohmatsu, who are also responsible for the audit of our financial statement at December 31, 2017. The services provided by the Company’s external auditors have been as follows:

Service	2017 R$ ’000	As % of audit fees	2016 R$ ’000	As % of audit fees
Auditing services
Auditing of Financial Statement	3,654	100	1,570	100.00
Additional services:
Review of tax accounting and quarterly provisions for income tax and Social Contribution tax	156	4.27	82	5.22
Comfort letter for issuance of debt instrument	845	23.13	—	—

Overall total	4,655	127.39	1,652	105.22

The additional services were contracted jointly with the external auditing services and refer, basically, to review of tax procedures adopted by the Company, and to preparation of a comfort letter for issuance of a debt instrument. These do not represent any type of consultation, tax planning or conflict of interest.

It should be noted that any additional services to be provided by the external auditors, including that mentioned above, are subject to mandatory prior approval by the Executive Board and Board of Directors, taking account of any conflict of interest, loss of independence or objectivity of the auditors, in accordance with the terms specified in the Sarbanes-Oxley Law and CVM Instruction 381/2003.

AUDITING AND MANAGEMENT OF RISKS

In 2017 the areas responsible for Cemig’s Corporate Risk Management and Compliance were both reorganized. Together with the area responsible for Strategic Planning they are now both subordinated to the Strategy, Risks and Compliance Planning Management Unit, which is directly linked to the Office of the CEO.

This unit coordinates the Corporate Risks Monitoring Committee, and is responsible for: development and implementation of policies and procedures to maintain the level of the Company’s exposure to risks within a planned limit; to work continuously for compliance with laws and regulations and ethical conduct of our professionals; and to coordinate and support the corporate activities of compliance and risk management, bringing these processes to a new, higher level.

A highlight in 2017 was the approval by the Board of Directors of the Corporate Risks Management Policy, and the Company’s risk matrix, which covers all the businesses of the holding company, distribution, generation, transmission and trading.

Anti-fraud Policy

In 2017 Cemig revised its Anti-fraud Policy, which clearly states the prohibition on donations of any type, direct or indirect, of money or with monetary, or goods or services, including in the form of publicity or advertising, that have any political objective to favor any political party or its members, whether active or not. This Policy applies to Cemig, and its wholly-owned and other subsidiaries, and is in line with the ‘Elections Law’ – Federal Law 9,504 of 1997.

Cemig also has a ‘Whistleblowers’ Channel’, an Ombudsman, and an Ethics Committee. They deal with recording and treatment of any irregularities or ethical dilemmas affecting its operations. All reports are assessed, and when concluded they are made available to the accusing parties.

The ‘Whistleblowers’ Channel’ preserves anonymity for those providing information, and also enables situations thought to involve discrimination to be reported.

TECHNOLOGICAL MANAGEMENT AND INNOVATION

Historically, constant investment in innovation, technology and efficiency, and the Company’s pioneering vocation, have been determining factors in Cemig achieving its positioning in the market.

Energy alternatives

In Cemig’s view, the term ‘Alternatives for Energy’ covers the whole energy chain, including transport, transformation, technological pathways, supply and storage, energy efficiency and final use of energy. Cemig believes that because they are all interconnected factors in the energy matrix, alternatives for energy are interlinked, as shown here –

– the impacts being essentially positive or having positive intentions, as indicated by the possibilities shown.

◾	Reduction of fossil fuels, together with the reduction of greenhouse gases.

◾	Minimization of the load on primary sources and natural resources, with direct consequences for climate change arising from greenhouse gases.

◾	Development of more sustainable technologies.

◾	Creation of new energy configurations.

◾	Local and regional development.

◾	Creation of scientific, technical and technological competencies, with direct impacts including training, education, and qualification, scientific publications, and development of industry chains, with consequences for industrial production and patents.

The Research and Development program

The Cemig Group currently invests approximately R$ 40 million in Research and Development Projects. For each project the intention is to enable the complete chain of an invention – to develop knowledge, and transform good ideas, successful lab experiments and quality in mathematical models into practical results that will improve the performance of organizations, and people’s lives.

In the last 3 years Cemig D has invested more than R$ 63 million in research and development projects, on a range of subjects.

The Energy Efficiency Program

Through its Energy Efficiency Program, Cemig has been running projects to orient the population on optimum use of energy since the 1980s.

The legislation regulated by Aneel currently requires distributors to invest 0.4% of their net operational revenue in energy efficiency projects.

*	Amounts made available through the Public Call for Projects.

SOCIAL RESPONSIBILITY

Cemig bases its relations with communities near its project sites on actions guided by a sense of joint responsibility and by stimulus for local economic and social development.

In all its interactions Cemig takes care to respect and listen to those who are affected by any of its activities or have any direct contact with the Company.

The following are some of the highlights of 2017:

In the Sponsorship Program, donations in favor of the institutions are raised from third parties (‘Sponsors’), by additions to their energy bills which are then 100% passed on to the institution’s bank account. The total raised for registered institutions in 2017 was R$ 60.83 million in donations.

The AI6% Program: This program encourages employees and retirees of Cemig to use a program for paying 6% of their income tax liability to a registered charity, in favor of the Infancy and Adolescents’ Funds (Fundos da Infância e da Adolescência, or FIA).

The AI6% Campaign: The campaign for 2017/2018 involved participation of 1,758 employees, who voluntarily allocated R$ 1.12 million to benefit approximately 25,000 children and adolescents in vulnerable situations, served by 184 institutions. Cemig also allocated part of its income tax liability to the same FIAs, totaling R$ 0.9 million. Thus, a total of R$ 2.04 million was donated to entities spread out over 95 counties/municipalities in the Company’s area of operation.

The Energia Inteligente program expresses Cemig’s concern to serve clients with quality, and to orient them as to the correct and rational use of energy. Investment in this program in 2017 was over R$ 69 million, and resulted in savings of 24,931 MWh/year, and reduction of peak demand by 9,507 kW in the residential, rural, and commercial and services sector.

The Fields of Light II program is in the process of installing electric lighting on 250 amateur football fields and 50 multi-sport courts, to provide improved quality of life and social empowerment to poorer communities by enabling them to practice sport, leisure and culture, especially at night.

The planned investment of R$ 15 million is to be used for illumination, acquisition of materials and execution of works. Of the planned total of 300 fields/courts to be illuminated, 100 have been completed and 90 are in progress. A total of R$ 6 million was invested in 2017.

Projects in culture, sport and health

Optimization of resources – the same principle that governs sustainability – was the challenge for Cemig’s cultural, sport and health projects in 2017.

Not only was the country in a macroeconomic crisis, but Cemig also was in an adverse period, with loss of the concessions for four important generation plants to foreign investors.

Health

Cemig took part in two Health Ministry projects jointly with the government of the state, through the National Oncology Support program (Pronon), benefiting two entities in the state: The Mário Penna Hospital and the São Francisco de Assis Hospital Foundation, both projects that aim to expand care, diagnosis and treatment for cancer patients.

Sport

In 2017, the Company invested a total of R$ 3.3 million in 28 projects throughout the state.

For the community, sports programs generate benefits in terms of social empowerment and citizenship, especially for children and teenagers, by encouraging sports and generating opportunities for young people to become athletes.

For Cemig, these projects enhance its image as a company committed to the development of healthy habits, wellbeing and development of local communities.

Culture

Sponsorships in culture reached a total of 250 projects in 2017, almost twice the number for 2016, with investment of R$ 34 million. This was only made possible by the advent of state culture tenders, based on renunciation of state value added tax (ICMS) accounting for some R$ 17 million of the total invested. The tenders were promoted by the Minas Gerais State Culture Department, which ensured alignment with public policies, and assertiveness in choice and implementation of the projects.

Value added

The Value Added Statement (Demonstração do Valor Adicionado, or DVA) is an indicator of the Company’s generation of wealth, and its importance for society in general: the added value created in 2017 was R$ 15,050 million, which compares to R$ 14,754 million in 2016.

Human resources

Cemig believes that its human capital is a fundamental element for fulfillment of its commitment to economic, social and environmental sustainability. With this focus, it adopts best practices in the labor market in its management of people.

Number of employees

In view of the reality imposed by the present conditions of regulations in the energy sector, Cemig is working towards more efficiency and greater alignment with the sector benchmarks. In 2017 Cemig’s total headcount was significantly reduced, due to the PDVP 2017 Voluntary Retirement Program, which continues the policy of assisting retirement for those who have the qualifications. In the last five years the total number of Cemig’s employees has been reduced from 7,922 in 2013 to 5,864 in 2017:

Health, Hygiene and Safety in the workplace

As a result of the various measures and programs put in place relating to questions of health, hygiene and safety in the workplace, Cemig’s accident indicators have fallen significantly in the last 11 years. In 2017, Cemig’s indicator of Frequency of Accidents with Time off Work (Taxa de Frequência de Acidentes com Afastamento, or TFA) for the workforce was 1.47 accidents per million hours worked, 18% less than in 2016, and 26.5% lower than the target of 2.00, set by the Company.

This reduction is due to the better results obtained with outsourced workers, for whom the TFA was 17.88% lower in 2017 than in 2016.

UniverCemig

UniverCemig is responsible for training and development of Cemig employees. It builds educational solutions, gives the internal training, contracts training units and courses external to the company and in other countries, and manages postgraduate and language courses. It also offers courses of training to other companies, mainly contractors that are suppliers of the distribution operation.

In 2017 UniverCemig carried out 209,926 person-hours of training for Cemig’s own employees: a total of 10,788 participations, and 35.52 hours of training per employee. For employees of other companies, the total of participations was 3,260, for 91,658 person-hours of training. The total invested in training and development was R$ 3,726 on average for each of Cemig’s own employees, a total of R$ 21.85 million.

Environment

In 2017, Cemig invested approximately R$ 37.5 million for environment purposes. As mentioned in the Environmental Strategy section, the Environmental Adaptation Committee periodically reviews the prioritization and allocation of these resources.

Water resources

Cemig has a unit dedicated to management of water resources. Its planning includes operational measures in the company’s hydroelectric plants to calculate the optimal generation of each plant, ensuring the optimum use of water for generation, without impacting the other uses of the same river basin.

Cemig regularly monitors a network comprising the main river basins in the state of Minas Gerais, with operations in 42 reservoirs and more than 180 stations collecting physical, chemical and biological data.

Dam safety

The process to ensure safety of the dam operated and maintained by Cemig uses a methodology based on and supported by the best Brazilian and international practices, at all stages of the process.

It includes field inspection procedures, collection and analysis of instrumentation data, preparation and updating of dam safety plans, planning and monitoring of maintenance services, analysis of results and classification of structures. Frequency of safety inspections and the monitoring routine is based on classification of the structures.

In 2017 Cemig focused on closer approximation between the Company and the external public that might be involved in emergency situations. Eight external plans were delivered to 13 municipalities/counties in 2017. Another 92 municipalities/counties will be involved in the stage of officialization of the process of emergency communication, over the years 2018 and 2019.

Management of waste

Reverse logistics and final disposal of waste are the responsibility of an area that has been certified by Level 1 of the Environmental Management System (SGA Level 1), which receives waste that has been duly identified, separated and packed by the areas that generated it.

In 2017, approximately 39,600 tons of industrial waste were allocated for environmentally appropriate disposal: 99.1% of this waste was disposed of or recycled, 0.2% was regenerated or decontaminated, and 0.7% was co-processed, incinerated or sent to industrial landfill.

Programs for fish populations

Cemig’s program for the study and care of fish populations, Peixe Vivo (‘Fish Alive’) has three components: conservation and handling programs, for adoption of best practices for conservation of fish population; research and development, which expands scientific knowledge on fish and provides inputs for more efficient conservation strategies; relationship with the community –publication of the program’s activity and results to the general public, seeking to involve them in the construction of strategic planning.

In 2017 approximately R$ 4 million was invested in projects and activities for preservation of fish populations, including expenditure on research projects, maintenance of fish culture stations, environmental education, and events centered on relationship with the community.

In 2017 a total of 260,000 fingerlings weighing approximately 7 tons, were produced and introduced into waterways in 25 fish stocking events, with the participation of 210 people from local communities, in 16 counties.

Since the program was created, its activities, developed in partnership with research institutions, have reduced fish deaths by 71%, which has also resulted in lower environmental fines arising from accidents and interruption of operations.

Climate change and greenhouse gas emissions

Cemig’s activity in relation to climate change is aligned with its business strategy, and was formulated in 2012 in a commitment entitled Ten Initiatives for the Climate, which set out the Company’s lines of action.

Cemig’s generation plant has a low level of GHG emissions, because it is primarily hydroelectric but as such it is subject to the consequences of climate change. As a result, it invests in improvement of its climate forecasting systems, and improvement of the infrastructure of its plants, transmission lines and distribution networks, to deal with the consequences of this type of event, and also in improvement of the forecasting of availability of water for its hydroelectric plants.

It is also important to point out that since 2007 Cemig has responded to the annual questionnaire of the Carbon Disclosure Project (CDP) an international non-profit organization that encourages sustainable economies. In 2017 the CDP listed Cemig among the leading companies in management of climate change issues in Latin America under its Climate Change Program, for the quality of the information it discloses to investors and the global market.

Cemig was also included, placed 25th, in the Top 100 Green Utilities ranking by the US consultancy Energy Intelligence. This is a ranking of the 100 energy companies, worldwide, with the lowest greenhouse gas (CO2) emission rates, and the highest installed generation capacity using renewable sources.

The details on Cemig’s initiatives relating to climate change can be found on the Company’s website.

Environmental licensing

The environmental licensing activity keeps registration of the Company’s enterprises up to date – ensuring that all the studies and reports undertaken are properly analyzed, and all the rules issued by the competent bodies and under the legislation are complied with, Cemig GT now has 77% of its projects duly licensed, and 23% in the process of obtaining of the related environmental licenses, Cemig D now has 68.66% of its facilities duly licensed, and 31.4% in the process of licensing.

RECOGNITION – AWARDS

Cemig’s efforts in 2017 led to awards recognizing the excellence of its activities by various sectors of society. We highlight the following:

The ‘Transparency Trophy’

Cemig was recognized for the 13th year running in this award given for transparency publication of financial statement – an annual event held by the Brazilian Association of Finance, Management and Accounting Executives (Anefac), the Accounting, Actuarial and Financial Research Institute (Fipecafi), and Serasa Experian, which assess the companies they believe have the most transparent financial statement in Brazil. This is seen as a ‘traditional’ seal of approval by these three respected institutions of the market. The Trophy has accompanied the development of financial statement since it was created, encouraging excellence in reporting by Brazilian entrepreneurs.

The Dow Jones Sustainability World Index

The ‘DJSI World’ was launched in 1999 as the first-ever indicator of financial performance of the leading companies in sustainability worldwide. The companies in this index, which is based on New York listing, are classified as those most capable of creating value for Shareholders in the long term, through management of the risks associated with environmental and social factors as well as economic factors, Cemig is in this index for the 18th year running, and is the only energy company in the Americas included in it.

The São Paulo Stock Exchange ISE Corporate Sustainability Index

Cemig was included, for the 13th year running, in this list of companies that are committed to sustainability, distinguishing themselves in quality, level of commitment to sustainable development, equity, transparency and accountability, and nature of their products, as well as entrepreneurial performance in the economic, financial, social, environmental and climate-change dimensions.

Carbon Disclosure Project – CDP

The CDP selected Cemig for the quality of information that it publishes to investors and the global market, CDP Latin America is an international nonprofit which encourages sustainable economies. Annually, thousands of companies present climate information to the organization, and the best results indicate a high level of transparency and disclosure of information related to the subject – providing investors with consistent content on management of climate change.

CDP Water

For the first time, Cemig was awarded a ranking of worldwide leadership, level (A–) in the CDP Water Program, in 2017, for its practices related to management of water resources. In the Brazilian energy sector, Cemig was the company that scored highest. CDP Latin America is an international non-profit organization which provides a single worldwide system for companies and cities to manage and share vital information about the environment.

Top 100 Green Utilities

Cemig was once again in this ranking, published by the US consultancy company Energy Intelligence. This is a list of the 100 energy companies worldwide with the lowest rates of greenhouse gas emissions (CO2) and highest installed capacities of generation from renewable sources. According to the research, 98% of Cemig’s generation capacity comes from clean sources, preserving its 8th position in generation capacity from renewable sources. In terms of greenhouse gases emitted per MWh generated, Cemig was in 5th position, three positions up from the previous year, and the best placed of all energy generation companies in Brazil.

The B3/BNDES ICO2 Carbon Efficient Index Cemig has been included for the seventh year running in this index of shares that act efficiently in relation to greenhouse gas emissions.

FINAL REMARKS

Cemig’s management is grateful to its majority stockholder, the State of Minas Gerais, for the trust and support constantly shown throughout the year.

Cemig also thanks the other federal, state and municipal authorities, the communities served by the Company, the shareholders, other investors – and, above all, its own highly qualified group of employees – for their dedication.

CONSOLIDATED SOCIAL STATEMENT

1) - Basis of calculations	2017			2016
	Amount (R$’000)			Amount (R$’000)
Net revenue (NR)	21,711,690			18,772,656
Operational income (OP)	2,642,407			1,805,118
Gross payroll (GP)	1,627,026			1,643,253
2) Internal social indicators	Amount R$’000	% of GP	% of NR	Amount R$’000	% of GP	% of NR
Food	90,990	5.59	0.42	97,341	5.92	0.52
Mandatory charges/costs on payroll	318,975	19.60	1.47	342,269	20.83	1.82
Private pension plan	85,178	5.24	0.39	96,994	5.90	0.52
Health	52,590	3.23	0.24	56,615	3.45	0.30
Safety and medicine in the workplace	24,870	1.53	0.11	26,119	1.59	0.14
Education	87	0.01	0.00	187	0.01	0.00
Training and professional development	21,847	1.34	0.10	23,589	1.44	0.13
Provision of or assistance for day-care centers	3,272	0.20	0.02	3,034	0.18	0.02
Profit sharing	8,281	0.51	0.04	26,480	1.61	0.14
Others	15,270	0.94	0.07	14,541	0.88	0.08
Internal social indicators – Total	621,360	38.19	2.86	687,170	41.82	3.66
3) External social indicators	Amount R$’000	% of OP	% of NR	Amount R$’000	% of OP	% of NR
Education	1,176	0.04	0.01	2,300	0.10	0.01
Culture	16,369	0.62	0.08	10,985	0.46	0.06
	416	0.02	0.00	—	—	—
Sport	3,313	0.13	0.02	1,222	0.05	0.01
Other donations/subsidies / ASIN project / Sport	2,063	0.08	0.01	2,131	0.09	0.01

Total contributions to society	23,337	0.88	0.11	16,638	0.70	0.09
Taxes (excluding mandatory charges on payroll)	9,920,165	375.42	45.69	10,053,044	423.59	53.55

External social indicators – Total	9,943,502	376.30	45.80	10,069,682	424.29	53.64
4) Environmental indicators	Amount R$’000	% of OP	% of NR	Amount R$’000	% of OP	% of NR
Related to the company’s operations	38,311	1.45	0.18	52,116	2.20	0.28
Investments in external programs/projects	—	—	—	—	2.20	—

Total investment in the environment	38,311	1.45	0.18	52,116	2.20	0.28
As to setting of annual targets to minimize toxic waste and consumption in general during operations, and increase efficacy of use of natural resources, the company:	(X) has no targets ( ) meets 0–50% of targets	( ) meets 51–75% of targets ( ) meets 76–100% of targets		(X) has no targets ( ) meets 0–50% of targets	( ) meets 51–75% of targets ( ) meets 76–100% of targets
5) Workforce indicators	2017			2016
Number of employees at end of period	5,864			7,119
Number of hirings during period	27			77
Number of outsourced employees	333			269
Number of interns	227			277
Employees’ levels of schooling				—
- University and university extension	1,352			1,553
- Secondary	4,371			5,513
- Primary	141			53
Number of employees over 45 years old	3,027			3,779
Number of women employed	752			939
% of supervisory positions held by women	39,66%			36,09
Number of African-Brazilian employees	290			340
% of supervisory positions held by African-Brazilians	3,68%			1,17
Number of employees with disabilities	74			192

6) Corporate citizenship	2016			Targets for 2017
Ratio of highest to lowest compensation	26,44			26,44
Total number of work accidents to employees	225			225
Who selects the company’s social and environmental projects?	( ) senior management	( X) senior management and line managers	( ) all the employees	( ) senior management	( X) senior management and line managers	( ) all the employees
Who decides the company’s work environment health and safety standards?	( ) senior management and line managers	( X) all employees	( ) All + Accident Prevention Committee	( ) senior management and line managers	( X) all employees	( ) All + Accident Prevention Committee
In relation to labor union freedom, the right to collective bargaining and/or internal employee representation, the company	( ) doesn’t get involved	( X) follows the ILO guidelines	( ) encourages and follows the ILO	( ) will not get involved	( x) will follow ILO guidelines	( ) will encourage and follow ILO
The company pension plan covers:	( ) senior management	( ) senior management and line managers	( X) all employees	( ) senior management	( ) senior management and line managers	( X) all employees
The profit-sharing program covers:	( ) senior management	( ) senior management and line managers	( X) all employees	( ) senior management	( ) senior management and line managers	( X) all employees
In selecting suppliers, the company’s standards of ethics and social and environmental responsibility:	( ) are not considered	( ) are suggested	( X) are required	( ) will not be considered	( ) will be suggested	( X) will be required
As to employees’ participation in voluntary work programs, the company:	( ) doesn’t get involved	( ) supports	( X) organizes and encourages	( ) will not get involved	( ) will support	( X) will organize and encourage
Total number of consumer complaints and criticisms:	In the company ND	Via Procon ND	In the courts ND	In the company ND	Via Procon ND	In the courts ND
% of complaints and criticisms met or solved:	In the company ND %	Via Procon ND %	In the courts ND %	In the company ND %	Via Procon ND %	In the courts ND %
Total added value distributable (R$ ‘000)	In 2017: 15,049,884			In 2016: 14,780,152
Distribution of added value (DVA)	71,77% government 6,65% Shareholders 8,40% employees 13,11% others			68,02% government 3,95% Shareholders 9,00% employees 18,49% others
7) Other information	2017			2016
Investments in environmental issues	R$ 37,5 million			R$ 52,1 million
Monitoring of reservoir water quality	42 reservoirs; 180 physical, chemical and biological data collection stations			42 reservoirs; 180 physical, chemical and biological data collection stations
Non-reusable wastes and materials	39,600 tons			45,800 tons
Mineral oil regenerated by the Company	36,1 tons			322,8 tons
Revenue from sales of waste	R$10,9 million			R$11,1 million

MEMBERS OF BOARDS

BOARD OF DIRECTORS
SITTING MEMBERS	SUBSTITUTE MEMBERS
José Afonso Bicalho Beltrão da Silva	Geber Soares de Oliveira
Bernardo Afonso Salomão de Alvarenga	Agostinho Faria Cardoso
Antônio Dirceu Araújo Xavier	Luiz Guilherme Piva
Arcângelo Eustáquio Torres Queiroz	Franklin Moreira Gonçalves
Helvécio Miranda Magalhães Júnior	Wieland Silberschneider
Marco Antonio de Rezende Teixeira	Antônio Carlos de Andrada Tovar
Marco Antonio Soares da Cunha Castello Branco	Ricardo Wagner Righi de Toledo
Nelson José Hubner Moreira	Otávio Silva Camargo
Marcelo Gasparino da Silva	Aloísio Macário Ferreira de Souza
José Pais Rangel	José João Abdalla Filho
Patricia Gracindo Marques de Assis Bentes	(Position vacant)
Carlos Eduardo Lessa Brandão	(Position vacant)
Daniel Alves Ferreira	Manoel Eduardo Lima Lopes
Arlindo Magno de Oliveira	Paulo Sérgio Machado Ribeiro
Hermes Jorge Chipp	Alexandre Silva Macedo

AUDIT BOARD
SITTING MEMBERS	SUBSTITUTE MEMBERS
Arthur Maia Amaral	Marco Antônio Badaró Bianchini
Edson Moura Soares	Marcos Túlio de Melo
Camila Nunes da Cunha Pereira Paulino	Flávia Cristina Mendonça Faria Da Pieve
Manuel Jeremias Leite Caldas	Ronaldo Dias
(Position vacant)	Rodrigo de Mesquita Pereira

THE EXECUTIVE BOARD
NAME	POSITION
Bernardo Afonso Salomão de Alvarenga	Chief Executive Officer
Bernardo Afonso Salomão de Alvarenga	Deputy CEO (interim)
Ronaldo Gomes de Abreu	Director without portfolio
Maurício Fernandes Leonardo Júnior	Chief Finance and Investor Relations Officer
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer
José de Araújo Lins Neto	Chief Corporate Management Officer
Luciano de Araújo Ferraz	Chief Counsel
Thiago de Azevedo Camargo;	Chief Institutional Relations and Communication Officer
Daniel Faria Costa	Chief Business Development Officer
Maura Galuppo Botelho Martins	Chief Officer for Human Relations and Resources
Dimas Costa	Chief Trading Officer

INVESTOR RELATIONS

Investor Relations Department

Telephones:	(+55-31) 3506-5024 - 3506-5028
Fax:	(+55-31) 3506-5025 - 3506-5026

Online
Site:	www.cemig.com,br
E-mail:	ri@cemig.com.br

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2017 AND 2016

ASSETS

R$ ‘000

	Note	Consolidated		Holding company
		2017	2016	2017	2016
CURRENT
Cash and cash equivalents	6	1,030,257	995,132	38,672	69,352
Securities	7	1,058,384	1,014,188	63,960	133,359
Customers and traders; Concession holders (Power transport)	8	3,885,392	3,425,018	—	—
Concession financial assets	15	847,877	730,488	—	—
Recoverable taxes	9	173,790	236,284	43	—
Income tax and Social Contribution taxes recoverable	10a	339,574	589,519	19,722	78,174
Dividends receivable		76,893	11,386	603,049	673,239
Restricted cash	11	106,227	367,474	87,872	366,568
Inventories		38,134	49,473	10	12
Advances to suppliers	29	116,050	1,059	—	—
Accounts Receivable from the State of Minas Gerais	12	235,018	—	235,018	—
Reimbursement of tariff subsidies	14	73,345	63,751	—	—
Low-income subsidy		26,660	36,261	—	—
Credits owed by Eletrobras – RGR	22	—	48,379	—	—
Credits owed by Eletrobras – CDE		4,216	90,065	—	—
Subsidies for tariffs		103,746	102,262	—	—
Other		421,740	524,731	10,473	20,435

TOTAL, CURRENT		8,537,303	8,285,470	1,058,819	1,341,139
NON-CURRENT
Securities	7	29,753	31,040	1,737	5,959
Advances to suppliers	29	6,870	229,053	—	—
Customers and traders; Concession holders (Power transport)	8	255,328	146,367	—	—
Recoverable taxes	9	230,678	178,288	1,810	1,816
Income and Social Contribution taxes recoverable	10a	20,617	112,060	20,617	112,060
Deferred income tax and Social Contribution tax	10b	1,871,228	1,797,453	756,739	789,318
Escrow deposits in litigation	13	2,335,632	1,886,879	277,791	499,868
Derivative financial instruments – Swaps	30	8,649	—		—
Other		628,444	1,050,155	34,978	37,743
Concession Financial Assets	15	6,604,624	4,971,244	—	—
Investments	16	7,792,225	8,753,088	13,692,183	12,627,857
Property, plant and equipment	17	2,762,310	3,775,076	1,810	2,201
Intangible assets	18	11,155,928	10,819,680	2,458	1,852

TOTAL, NON-CURRENT		33,702,286	33,750,383	14,790,123	14,078,674

TOTAL ASSETS		42,239,589	42,035,853	15,848,942	15,419,813

The Notes are an integral part of the Financial Statement.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2017 AND 2016

LIABILITIES

R$ ‘000

	Note	Consolidated		Holding company
		2017	2016	2017	2016
Suppliers	19	2,342,757	1,939,593	4,667	20,936
Regulatory charges	22	512,673	380,586	—	—
Employees’ and managers’ profit shares		9,089	17,814	348	899
Taxes	20a	704,572	793,587	5,841	83,634
Income and Social Contribution taxes	20b	115,296	26,866	—	—
Interest on Equity, and Dividends, payable	25	427,832	466,987	425,838	466,689
Loans, financings and debentures	21	2,370,551	4,836,923	—	—
Payroll and related charges		207,091	224,741	11,072	9,970
Post-retirement obligation	23	231,894	198,867	12,974	11,143
Concessions payable		2,987	2,977	—	—
Concession Financial liabilities	15	414,800	481,835	—	—
Derivative financial instruments – Options	30	507,232	1,149,881	507,232	1,149,881
Advances from clients	8	232,762	181,200	—	—
Derivative financial instruments – Swaps	30	12,595	—	—	—
Other obligations		570,153	745,603	6,218	6,293

TOTAL, CURRENT		8,662,284	11,447,460	974,190	1,749,445
NON-CURRENT
Regulatory charges	22	249,817	454,625	—	—
Loans, financings and debentures	21	12,027,146	10,342,357	—	—
Taxes	20a	28,199	723,922	—	—
Deferred income tax and Social Contribution tax	10b	734,689	582,206	—	—
Provisions	24	678,113	815,017	63,194	309,995
Post-retirement obligation	23	3,954,287	4,042,544	446,523	386,321
Concessions payable		18,240	19,026	—	—
Concession Financial liabilities	15	—	323,140	—	—
Pasep and Cofins taxes to be reimbursed to customers		1,087,230	—	—	—
Derivative financial instruments – Options	30	307,792	191,587	—	—
Derivative financial instruments – Swaps	30	28,515	—	—	—
Other obligations		133,141	159,598	39,049	43,771

TOTAL, NON-CURRENT		19,247,169	17,654,022	548,766	740,087

TOTAL LIABILITIES		27,909,453	29,101,482	1,522,956	2,489,532
EQUITY	25
Share capital		6,294,208	6,294,208	6,294,208	6,294,208
Capital reserves		1,924,503	1,924,503	1,924,503	1,924,503
Profit reserves		5,728,574	5,199,855	5,728,574	5,199,855
Equity valuation adjustments		(836,522)	(488,285)	(836,522)	(488,285)
Subscription of Shares, to be Capitalized		1,215,223	—	1,215,223	—
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		14,325,986	12,930,281	14,325,986	12,930,281

NON-CONTROLLING INTERESTS		4,150	4,090	—	—

EQUITY		14,330,136	12,934,371	14,325,986	12,930,281

TOTAL LIABILITIES AND EQUITY		42,239,589	42,035,853	15,848,942	15,419,813

The Notes are an integral part of the Financial Statement.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(In thousands of Brazilian Reais – R$ ‘000 – except Net earnings per share)

	Note	Consolidated		Holding company
		2017	2016	2017	2016
NET REVENUE	26	21,711,690	18,772,656	325	665
OPERATING COSTS
COST OF ENERGY AND GAS	27
Energy purchased for resale		(10,919,476)	(8,272,911)	—	—
Charges for use of the national grid		(1,173,923)	(947,479)	—	—
Gas bought for resale		(1,070,623)	(877,118)	—	—

		(13,164,022)	(10,097,508)	—	—
OTHER COSTS	27
Personnel and managers		(1,270,188)	(1,348,203)	—	—
Materials		(72,815)	(41,308)	—	—
Outsourced services		(759,036)	(719,947)	—	—
Depreciation and amortization		(787,129)	(802,049)	—	—
Operating provisions, net		(225,504)	(171,225)	—	—
Infrastructure construction cost		(1,118,749)	(1,193,140)	—	—
Other		(89,677)	(55,450)	—	—

		(4,323,098)	(4,331,322)	—	—
TOTAL COST		(17,487,120)	(14,428,830)	—	—
GROSS PROFIT		4,224,570	4,343,826	325	665
OPERATING EXPENSES	27
Selling expenses		(248,280)	(382,368)	—	—
General and administrative expenses		(763,121)	(666,577)	(51,544)	(67,447)
Operating provisions		(353,282)	(5,212)	(238,791)	83,190
Other operating revenues (expenses)		34,760	(420,016)	185,367	131,989

		(1,329,923)	(1,474,173)	(104,968)	147,732
Share of (loss) profit, net, of associates and joint ventures	16	(252,240)	(301,844)	896,002	218,347
Impairment of loss on Investments	16	—	(762,691)	—	—
Income before finance income (expenses) and taxes		2,642,407	1,805,118	791,359	366,744
Finance income	28	803,713	1,041,304	114,375	72,930
Finance expenses	28	(1,800,264)	(2,478,495)	235,541	(18,184)

Income before income tax and social contribution tax		1,645,856	367,927	1,141,275	421,490
Current income tax and Social Contribution tax	10c	(446,348)	(173,833)	(85,710)	(76,103)
Deferred income tax and Social Contribution tax	10c	(197,912)	140,660	(54,611)	(11,053)

NET INCOME FOR THE YEAR		1,001,596	334,754	1,000,954	334,334

Total of NET INCOME for the year attributed to:
Equity holders of the parent		1,000,954	334,334	1,000,954	334,334
Non-controlling Interests		642	420	—	—

		1,001,596	334,754	1,000,954	334,334

Basic net earnings per preferred share	25	0.84	0.35	0.84	0.35
Basic earnings per common share	25	0.37	0.10	0.37	0.10
Diluted net earnings per preferred share	25	0.84	0.32	0.84	0.32
Diluted net earnings per common share	25	0.37	0.07	0.37	0.07

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

R$ ‘000

	Consolidated		Holding company
	2017	2016	2017	2016
NET INCOME FOR THE YEAR	1,001,596	334,754	1,000,954	334,334
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Adjustment of actuarial liabilities – restatement of obligations of defined benefit plans, net of taxes	(260,480)	(514,998)	(42,769)	(43,192)
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity, net of tax	(2,802)	3,966	(220,513)	(467,840)

	(263,282)	(511,032)	(263,282)	(511,032)
Items to be reclassified to the Profit and loss account in subsequent periods
Equity gain on other comprehensive income, in subsidiary and jointly-controlled entity, relating to fair value of financial asset available for sale, net of tax	(38,134)	(2,802)	(38,134)	(2,812)
Conversion adjustment on transactions outside Brazil	—	(10)	—	—
Reclassification of ranslation adjustments to the Income statement arising from sale of Transchile	—	(39,447)	—	(39,447)

	(38,134)	(42,259)	(38,134)	(42,259)

COMPREHENSIVE INCOME FOR THE PERIOD	700,180	(218,537)	699,538	(218,957)

Total of comprehensive income attributed to:
Equity holders of the parent	699,538	(218,957)	699,538	(218,957)
Non-controlling Interests	642	420	—	—

	700,180	(218,537)	699,538	(218,957)

The Notes are an integral part of the Financial Statement.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

R$ ‘000 – except where otherwise stated

	Share capital	Subscription of shares, to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling Interests	Total of Equity
BALANCES ON DECEMBER 31, 2016	6,294,208	—	1,924,503	5,199,855	(488,285)	—	12,930,281	4,090	12,934,371
Net Income for the year	—	—	—	—	—	1,000,954	1,000,954	642	1,001,596
Other comprehensive income
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	—	(260,480)	—	(260,480)	—	(260,480)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	—	(40,936)	—	(40,936)	—	(40,936)
Total comprehensive income for the period	—	—	—	—	(301,416)	1,000,954	699,538	642	700,180

Subscription of shares, to be capitalized	—	1,215,223	—	—	—	—	1,215,223	—	1,215,223
Other changes in Equity:
Additional dividends proposed, non-controlling interests	—	—	—	—	—	—	—	(582)	(582)
Dividends under the by-laws (R$ 0.51 per share)	—	—	—	—	—	(500,477)	(500,477)	—	(500,477)
Constitution of reserves
Tax incentives reserve	—	—	—	712	—	(712)	—	—	—
Appropriation of retain earnings to profit reserves	—	—	—	528,007	—	(528,007)	—	—	—
Realization of reserves
Realization of deemed cost of PP&E	—	—	—	—	(46,821)	28,242	(18,579)	—	(18,579)

BALANCES ON DECEMBER 31, 2017	6,294,208	1,215,223	1,924,503	5,728,574	(836,522)	—	14,325,986	4,150	14,330,136

ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	6,294,208	1,215,223	1,924,503	5,728,574	(836,522)	—	14,325,986	4,150	14,330,136
NON-CONTROLLING INTERESTS	6,294,208	1,215,223	1,924,503	5,728,574	(836,522)	—	14,325,986	4,150	14,330,136

The Notes are an integral part of the Financial Statement.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

R$ ‘000 – except where otherwise stated

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling Interests	Total of Equity
BALANCES ON DECEMBER 31, 2015	6,294,208	1,924,503	4,662,723	102,264	—	12,983,698	3,978	12,987,676

Net Income for the year	—	—	—	—	334,334	334,334	420	334,754
Other comprehensive income
Remeasurement of obligations of the defined benefit plans, net of taxes	—	—	—	(514,998)	—	(514,998)	—	(514,998)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	(38,283)	—	(38,283)	—	(38,283)
Conversion adjustment on transactions outside Brazil	—	—	—	(10)	—	(10)	—	(10)

Total comprehensive income for the period	—	—	—	(553,291)	334,334	(218,957)	420	(218,537)

Other changes in Equity:
Additional dividends proposed, non-controlling interests	—	—	—	—	—	—	(10)	(10)
Reserve for mandatory dividends not distributed	—	—	622,530	—	—	622,530	—	622,530
Dividends under the by-laws (R$ 0.16 per share)	—	—	126,996	—	(203,986)	(76,990)	(298)	(77,288)
Interest on Equity (R$ 0.30 per share)	—	—	(380,000)	—	—	(380,000)	—	(380,000)
Constitution of reserves
Tax incentives reserve	—	—	7,068	—	(7,068)	—	—	—
Appropriation of retain earnings to profit reserves	—	—	160,538	—	(160,538)	—	—	—
Realization of reserves
Realization of deemed cost of PP&E	—	—	—	(37,258)	37,258	—	—	—

BALANCES ON DECEMBER 31, 2016	6,294,208	1,924,503	5,199,855	(488,285)	—	12,930,281	4,090	12,934,371

ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	—	—	—	—	—	—	4,090	4,090
NON-CONTROLLING INTERESTS	6,294,208	1,924,503	5,199,855	(488,285)	—	12,930,281	—	12,934,371

The Notes are an integral part of the Financial Statement.

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

R$ ‘000

		Consolidated		Holding company
	Note	2017	2016	2017	2016
CASH FLOW FROM OPERATIONS
Net Income for the year		1,001,596	334,754	1,000,954	334,334
Adjustments to reconcile net income to net cash flows:
Income tax and Social Contribution tax		644,260	33,173	140,321	87,156
Depreciation and amortization	27	849,768	834,291	488	520
Loss on write off of residual value of unrecoverable Concession Financial Assets, PP&E and Intangible assets		48,299	109,199	2	10,698
Gain on sale of investments		(197,233)	(314,659)	(197,233)	(314,659)
Adjustment for losses on investments	16	—	762,691	—	—
Generation Indemnity Revenue	15	(271,607)	—	—	—
Adjustment to BRR for transmission assets	15	(74,627)	—	—	—
Share of loss (profit) of associates and joint ventures	16	252,240	301,844	(896,002)	(218,347)
Interest and monetary variation		801,883	741,314	(47,971)	(37,385)
Appropriation of transaction costs	21	66,856	68,401	—	—
Gain in accounts receivable from the MG State Govt. – AFAC	12	(239,445)	—	(239,445)	—
Operating provisions	27	853,668	703,979	238,791	66,570
Derivative financial instruments - Swap		32,462	—	—	—
CVA (Portion A items Compensation) Account and Other financial components in tariff adjustments	26	(988,260)	1,455,057	—	—
Tax Amnesty Program (PRCT)	20	282,876	—	—	—
Post-retirement obligation	23	(163,273)	447,155	12,697	41,944

		2,899,463	5,477,199	12,602	(29,169)

(Increase) / decrease in assets
Customers and Traders		(817,615)	(55,585)	—	—
Accounts Receivable from the State of Minas Gerais	12	46,291	—	46,291	—
CVA and Other financial components in tariff adjustments	15	585,527	341,244	—	—
Funding from Energy Development Account (CDE)		(9,594)	7,944	—	—
Recoverable taxes		10,104	18,609	(37)	9,575
Income and Social Contribution taxes recoverable		(62,470)	(61,524)	(24,651)	37,063
Escrow deposits in litigation		(4,061)	(27,814)	(13,338)	(8,727)
Dividends received from equity holdings		354,388	682,549	834,984	1,055,007
Concession Financial assets		398,220	(1,940,907)	—	—
Advances to suppliers		(116,045)	(119,583)	—	—
Gas drawing rights		537,113	(192,682)	—	—
Others		120,820	103,589	12,725	4,303

		1,042,678	(1,244,160)	855,974	1,097,221

Increase (reduction) in liabilities
Suppliers		403,164	38,440	(16,269)	12,171
Taxes		(248,478)	37,685	13,124	30,511
Income tax and Social Contribution tax payable		13,623	24,466	—	(19,939)
Payroll and related charges		(17,650)	4,168	1,102	(412)
Regulatory charges		(72,721)	91,815	—	—
Advances from clients		51,562	—	—	—
Post-retirement obligation	23	(282,492)	(239,241)	(15,465)	(13,115)
Derivative financial instruments – Options	30	(830,217)	(149,760)	(830,217)	(149,760)
Others		(356,186)	(168,865)	(6,930)	(29,857)

		(1,339,395)	(361,292)	(854,655)	(170,401)

Cash from operations		2,602,746	3,871,747	13,921	897,651

Interest paid on loans and financings		(1,796,874)	(2,369,244)	—	—
Income tax and Social Contribution tax paid		(226,297)	(289,120)	—	(56,164)

NET CASH FROM OPERATIONS		579,575	1,213,383	13,921	841,487

	Rating	Consolidated		Holding company
		2017	2016	2017	2016
INVESTING ACTIVITIES
Securities – Cash investments		(3,876)	1,400,556	73,621	(9,653)
Restricted cash		261,247	(367,312)	278,696	(366,435)
Investments
Investments – acquisition of equity interest	15b	(38,195)	—	(185,358)	—
Disposal of investments		766,045	948,880	766,045	948,880
Cash contribution in Investees		(254,307)	(1,454,949)	(1,650,795)	(926,578)
In Property, plant and equipment	17	(83,066)	(119,843)	—	(444)
In Intangible assets		(1,033,935)	(1,020,864)	(705)	(34)

NET CASH USED IN INVESTING ACTIVITIES		(386,087)	(613,532)	(718,496)	(354,264)

FINANCING ACTIVITIES
Subscription of shares, to be capitalized	25	1,215,223	—	1,215,223	—
Proceeds from Loans, financings and debentures		3,308,428	5,736,776	—	—
Borrowing costs	21	(10,971)	—	—	—
Payment of loans, financings and debentures	21	(4,131,411)	(5,591,531)	—	—
Interest on capital and dividends paid		(539,632)	(674,596)	(541,328)	(674,355)

NET CASH(USED IN) FROM FINANCING ACTIVITIES		(158,363)	(529,351)	673,895	(674,355)

Net increase in cash and cash equivalents		35,125	70,500	(30,680)	(187,132)
Cash and cash equivalents at the beginning of the year	6	995,132	924,632	69,352	256,484

Cash and cash equivalents at the end of the year	6	1,030,257	995,132	38,672	69,352

The Notes are an integral part of the Financial Statement.

STATEMENT OF ADDED VALUE

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

R$ ‘000

	Consolidated				Holding company
	2017		2016		2017		2016
REVENUES
Sales of energy, gas and services	30,779,384		27,017,968		358		733
Distribution construction revenue	1,093,921		1,139,316		—		—
Transmission construction revenue	24,827		53,824		—		—
Gain on financial updating of the Concession Grant Fee	316,880		299,537		—		—
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession	2,659		7,582		—		—
Transmission indemnity revenue	373,217		751,101		—		—
Generation indemnity revenue	271,607		—		—
Investments in PP&E	36,334		79,358		—		—
Other revenues	17,106		21,574		—		—
Estimated loss on doubtful receivables	(248,280)		(382,368)		—		—

	32,667,655		28,987,892		358		733
INPUTS ACQUIRED FROM THIRD PARTIES
Energy purchased for resale	(11,972,360)		(9,094,921)		—		—
Charges for use of national grid	(1,308,928)		(1,054,333)		—		—
Outsourced services	(1,386,258)		(1,309,061)		(18,221)		(31,263)
Gas bought for resale	(1,070,623)		(877,118)		—		—
Materials	(665,700)		(669,278)		(365)		(89)
Other operational costs	(915,607)		(411,292)		(37,864)		211,319

	(17,319,476)		(13,416,003)		(56,450)		179,967
GROSS VALUE ADDED	15,348,179		15,571,889		(56,092)		180,700
RETENTIONS
Depreciation and amortization	(849,768)		(834,291)		(488)		(520)

NET ADDED VALUE PRODUCED BY THE COMPANY	14,498,411		14,737,598		(56,580)		180,180
ADDED VALUE RECEIVED BY TRANSFER
Equity method gains in non-consolidated investees	(252,240)		(301,844)		896,002		218,347
Financial revenues	803,713		1,080,751		114,375		112,377
Adjustment for reduction in value of investments	—		(762,691)		—		—
ADDED VALUE TO BE DISTRIBUTED	15,049,884		14,753,814		953,797		510,904

DISTRIBUTION OF ADDED VALUE
		%		%		%		%
Employees	1,274,097	8.47	1,872,310	12.69	40,134	4.21	65,130	12.75
Direct remuneration	1,068,094	7.10	1,177,430	7.98	20,420	2.14	18,951	3.71
Post-employment obligations and Other benefits	(73,500)	(0.49)	512,272	3.47	11,475	1.20	38,892	7.61
FGTS fund	65,932	0.44	89,689	0.61	1,679	0.18	1,964	0.38
Employee retirement program	213,571	1.42	92,919	0.63	6,560	0.69	5,323	1.05
Taxes	10,800,655	71.77	9,813,465	66.51	143,704	15.07	90,873	17.79
Federal	4,938,320	32.81	4,587,671	31.09	142,798	14.97	90,555	17.72
State	5,849,795	38.87	5,214,089	35.34	752	0.08	95	0.02
Municipal	12,540	0.08	11,705	0.08	154	0.02	223	0.05
Remuneration of external capital	1,973,536	13.11	2,733,285	18.53	(230,995)	(24.22)	20,567	4.03
Interest	1,864,489	12.39	2,616,066	17.74	(235,541)	(24.70)	18,184	3.56
Rentals	109,047	0.72	117,219	0.79	4,546	0.48	2,383	0.47

Remuneration of own capital	1,001,596	6.65	334,754	2.27	1,000,954	104.94	334,334	65.44
Dividends	500,477	3.33	203,986	1.38	500,477	52.47	203,986	39.93
Retained earnings	500,477	3.33	130,348	0.89	500,477	52.47	130,348	25.51
Non-controlling shareholders’ interest in Retained earnings	642	—	420	—	—	—	—	—

	15,049,884	100.00	14,753,814	100.00	953,797	100.00	510,904	100.00

The Notes are an integral part of the Financial Statement.

NOTES TO THE FINANCIAL STATEMENT

AT DECEMBER 31, 2017 AND 2016

(In thousands of Brazilian Reais – R$ ‘000 – except where otherwise indicated)

1.	OPERATING CONTEXT

b)    The Company

Companhia Energética de Minas Gerais (‘Cemig’, ‘Parent company’, ‘Holding company’ or ‘the Company’) is a listed corporation, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange) (‘B3’) at Corporate Governance Level 1; through ADRs on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, which are engaged in the activities of the construction and operation of infrastructure used in the for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy, for the purpose of commercial operation.

As of December 31, 2017 Cemig’s consolidated current liabilities exceeded consolidated current assets by R$ 124,981. As of December 31, 2017, its aggregate totals of loans, financings and debentures were: R$ 2,370,551, short-term; and R$ 12,027,146, long-term. The Company had positive operational cash flows of R$ 579,575 in 2017 and R$ 1,213,383 in 2016.

Current assets of the parent company exceeded current liabilities by R$ 84,629. Management monitors the Company’s cash flow, and for this purpose assesses measures to adjust the present situation of its financial assets and liabilities to the levels considered appropriate to meet its needs. The parent company (holding company) has reported positive operational cash flow of R$ 13,921 in 2017, and R$ 841,487 in 2016.

As part of the Company indebtness management, in 2017 the subsidiary Cemig GT raised funding outside Brazil, in Eurobonds, of US$ 1 billion (R$3.2 billion) with maturity in 2024. Further, reprofiling of debt in the amount of R$ 3.4 billion was completed, comprising R$ 2.7 billion of the subsidiary Cemig D, and R$ 0.7 billion of the subsidiary Cemig GT. Together these two initiatives have balanced the Company’s cash flows, extended average debt maturities, and improved credit quality.

Cemig has equity interests in the following subsidiaries, jointly-controlled entities and affiliates (information in MW has not been audited by the external auditors):

◾	Cemig Geração e Transmissão S.A. (‘Cemig GT’ or ‘Cemig Geração e Transmissão’) is the Parent Company’s wholly-owned subsidiary operating in generation and transmission. It shares are listed in Brazil, but are not actively traded. Cemig GT has interests in 60 power plants, of which 56 are hydroelectric, 3 are wind power plants and one is a thermal plant, and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system. Cemig GT has interest in the following subsidiaries, jointly-controlled entities, and affiliates:

Subsidiaries, jointly-controlled entities and affiliates, of Cemig GT:

◾	Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’) (Jointly controlled): Production and sale of energy as an independent power producer, through the Cachoeirão hydroelectric power plant, located at Pocrane, in the State of Minas Gerais.

◾	Baguari Energia S.A. (‘Baguari Energia’) (Jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), located on the Doce River in Governador Valadares, Minas Gerais State.

◾	Central Eólica Praias de Parajuru S.A. (‘Central Eólica Praias de Parajuru’) (Jointly controlled): Production and sale of energy from a wind farm at Beberibe, in the State of Ceará, Northern Brazil.

◾	Central Eólica Praias do Morgado S.A. (‘Central Eólica Praias de Morgado’) (Jointly controlled): Production and sale of energy from a wind farm at Acaraú in Ceará, Northern Brazil.

◾	Central Eólica Volta do Rio S.A. (‘Central Eólica Volta do Rio’) (Jointly controlled): Production and sale of energy from a wind farm also at Acaraú, in the State of Ceará, Northern Brazil.

◾	Hidroelétrica Pipoca S.A. (‘Pipoca’) (Jointly controlled): Independent production of energy, through construction and commercial operation of the Pipoca Small Hydro Plant, on the Manhuaçu River, in the counties of Caratinga and Ipanema, in the State of Minas Gerais.

◾	Madeira Energia S.A. (‘Madeira’) (Jointly controlled): Construction and commercial operation of the Santo Antônio hydroelectric plant, owned by its subsidiary Santo Antônio Energia S.A., in the basin of the Madeira River, in the State of Rondônia.

◾	Lightger S.A. (‘Lightger’) (Jointly controlled): Independent power production through building and commercial operation of the Paracambi Small Hydro Plant, on the Ribeirão das Lages River in the county of Paracambi, in the State of Rio de Janeiro.

◾	Renova Energia S.A. (‘Renova’) (Jointly-controlled entity): Listed company operating in development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), solar energy, trading of energy, and related activities.

◾	Retiro Baixo Energética S.A. (‘RBE’) (Jointly-controlled entity): RBE holds the concession to operate the Retiro Baixo hydroelectric plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais State.

◾	Aliança Norte Energia Participações S.A. (‘Aliança Norte’) (Jointly-controlled): This is a special-purpose company (SPC) created by Cemig GT (49.9% ownership) and Vale S.A. (50.1%), for acquisition of an interest of 9% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará.

◾	Amazônia Energia Participações S.A. (‘Amazônia Energia’) (Jointly-controlled): This is a special-purpose company created by Cemig GT (74.50% ownership) and Light (25.50%), for acquisition of an interest of 9.77% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará.

◾	Aliança Geração de Energia S.A. (‘Aliança’) (Jointly-controlled): Unlisted corporation created by Cemig GT and Vale S.A. to become a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. The two parties subscribed their shares in the company by transfer of their interests in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. With these assets the company has installed hydroelectric generation capacity in operation of 1,158 MW (physical offtake guarantee 652 MW average), and other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital.

◾	Cemig Geração Três Marias S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 396 MW, and guaranteed offtake level of 239 MW average.

◾	Cemig Geração Salto Grande S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 102 MW, and guaranteed offtake level of 75 MW average.

◾	Cemig Geração Camargos S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Camargos Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 46 MW, and guaranteed offtake level of 21 MW average.

◾	Cemig Geração Itutinga S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and sale and trading of energy in the Free Market. This subsidiary has installed capacity of 52 MW, and guaranteed offtake level of 28 MW average.

◾	Cemig Geração Leste S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of energy as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity of these plants is 35.16 MW; average offtake guarantee is 18.64 MW.

◾	Cemig Geração Oeste S.A.: A corporation wholly owned by Cemig GT. Objects are production and sale of energy as public service concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and sale and trading of energy in the Free Market. It has aggregate installed capacity of 28.90 MW, and aggregate offtake guarantee of 11.21 MW average.

◾	Cemig Geração Sul S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of energy as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants, and trading in energy in the Free Market. Aggregate installed generation capacity is 39.53 MW; average offtake guarantee is 27.42 MW.

◾	Usina Hidrelétrica Itaocara S.A. (‘UHE Itaocara’): The UHE Itaocara consortium is a jointly-controlled corporation. The Itaocara Consortium, formed by Cemig GT and Itaocara Energia (of the Light group), is responsible for the construction of the Itaocara I Hydroelectric Plant.

Subsidiaries and jointly-controlled entities of Cemig GT at development stage:

◾	Guanhães Energia S.A. (‘Guanhães Energia’) (Jointly controlled): Production and sale of energy through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis – all in Minas Gerais. Start of commercial generation is scheduled for May 2018.

◾	Cemig Baguari Energia S.A. (‘Cemig Baguari’) (Subsidiary): Production and sale of energy as an independent power producer in future projects.

◾	Cemig Distribuição S.A. (‘Cemig D’ or ‘Cemig Distribution’) (Subsidiary): Wholly-owned subsidiary, Its shares are listed in Brazil but are not actively traded; distributes energy through networks and distribution lines to practically the whole of the Brazilian State of Minas Gerais.

◾	Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) (Jointly controlled): Construction, operation and maintenance of energy transmission facilities in 17 states of Brazil through direct and indirect equity interests in investees.

◾	Light S.A. (‘Light’) (Jointly controlled): Holds direct or indirect interests in other companies and directly or indirectly operates energy services, including generation, transmission, trading or distribution, and other related services.

◾	Axxiom Soluções Tecnológicas S.A. (‘Axxiom’) (Jointly controlled): Unlisted company, providing technology and systems solutions for operational management of public service concession holders, including companies in energy, gas, water, sewerage, and other utilities. Jointly owned by Light (51%) and Cemig (49%).

◾	Amazônia Energia Participações S.A. (‘Amazônia Energia’) (Jointly controlled): Described in the list of equity interests of Cemig GT above.

◾	Renova Energia S.A. (“Renova Energia”) (Jointly controlled): Described in the list of equity interests of Cemig GT above.

◾	Sá Carvalho S.A. (‘Sá Carvalho’) (Subsidiary): Production and sale of energy, as a public energy service concession holder, through the Sá Carvalho hydroelectric power plant.

◾	Usina Térmica Ipatinga S.A. (‘Ipatinga’) (Subsidiary): Currently without operational activity.

◾	Companhia de Gás de Minas Gerais (‘Gasmig’) (Jointly controlled): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through a concession for distribution of gas in the State of Minas Gerais.

◾	Cemig Telecomunicações S.A. (‘Cemig Telecom’ – previously named Empresa de Infovias S.A.)(Subsidiary): Provision and commercial operation of a specialized telecommunications service through an integrated multi-service network comprising fiber and coaxial cables and electronic and associated equipment. CemigTelecom owns 19.6% of Ativas Data Center (‘Ativas’) (jointly-controlled entity), which operates primarily in supply of IT and communications infrastructure services, including physical hosting and related services for medium-sized and large corporations.

◾	Efficientia S.A. (‘Efficientia’) (Subsidiary): Provides energy efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance in energy supply facilities.

◾	Horizontes Energia S.A. (‘Horizontes’) (Subsidiary): Production and sale of energy, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho hydro power plants in the State of Santa Catarina.

◾	Cemig Comercializadora de Energia Incentivada S.A. (previously named Central Termelétrica de Cogeração S.A.) (Subsidiary): Production and sale of energy as an independent power producer, in future projects.

◾	Rosal Energia S.A. (‘Rosal’) (Subsidiary): Production and sale of energy, as a public energy service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo.

◾	Empresa de Serviços e Comercialização de Energia Elétrica S.A. (Subsidiary): Production and sale of energy as an independent power producer, in future projects.

◾	Cemig PCH S.A. (‘PCH’) (Subsidiary): Production and sale of energy as an independent power producer, through the Pai Joaquim hydroelectric power plant.

◾	UTE Barreiro S.A. (‘Barreiro’) (Subsidiary): Production and sale of thermally generated energy, as an independent producer, through construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais.

◾	Cemig Trading S.A. (‘Cemig Trading’) (Subsidiary): Sale and intermediation of business transactions related to energy.

◾	Companhia de Transmissão Centroeste de Minas (‘Centroeste’) (Jointly controlled): Construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid.

◾	Rio Minas Energia Participações – (‘RME’) (Jointly controlled): Non-operational holding company of which the primary activity is management of its direct holding in Light.

◾	Luce Empreendimentos e Participações (‘LEPSA’) (Subsidiary): Non-operational holding company of which the primary activity is management of its direct holding in Light.

Where Cemig exercises joint control it does so through shareholders’ agreements with the other shareholders of the investee.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The consolidated financial statements have been prepared and are presented in accordance with accounting practices adopted in Brazil, and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), implemented in Brazil through the Accounting Pronouncements Committee (CPC) and its technical interpretations (ICPCs) and orientations (OCPCs), which are approved by the Brazilian Securities Commission (CVM).

The Company has opted to present its individual and consolidated financial statements as a single group, since there is no difference between the values for Shareholders’ equity and net income, between the individual and consolidated financial statements.

The Company also takes into account the orientations provided by Technical Orientation OCPC07 in preparation of its financial statement. Material information in the financial statement is being disclosed, which is used by Management in its administration of the Company.

On March 28, 2018, the Company’s Board of Directors authorized filing of the Financial Statement for the year ended December 31, 2017.

2.2	Bases of measurement

The consolidated financial statements have been prepared based on a historical cost basis, except in the case of certain financial instruments which are measured at fair value when this is required by the rules in effect, as detailed in Note 31.

2.3	Functional currency and currency of presentation

The individual and consolidated financial statements are presented in Reais, which is the functional currency of the Company and its subsidiaries. The information is expressed in thousands of Reais (R$ ’000), except when otherwise indicated.

Transactions in foreign currency, that is to say, all those that were not made in the functional currency of the Company and its subsidiaries, have been converted to the functional currency at the exchange rate of the date on which the transactions were made. Balances of monetary assets and liabilities in foreign currency are were translated to the functional currency of the Company and its subsidiaries at the exchange rates at the reporting date of the financial statement. Foreign exchange gains and losses resulting from translating assets and liabilities are recognized as financial revenues and expenses in the consolidated statement of income

2.4	Use of estimates and judgments

Preparation of the individual and consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported in assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are periodically reviewed, using as a reference to both historic experience, and any significant change in scenarios that could affect Company’s financial position or its results in the applicable items. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates and judgments that have a signficant effect in the amounts recognized in financial statement are as follows:

◾	Adjustments for loss on doubtful accounts – see Note 8.

◾	Deferred income and social contribution taxes – see Note 10.

◾	Financial assets and liabilities of the concession – see Note 15.

◾	Investments – see Note 16.

◾	Property, plant and equipment – see Note 17.

◾	Intangible assets – see Note 18.

◾	Depreciation – see Note 17.

◾	Useful lives of assets – see Note 18.

◾	Employee post-retirement obligation – See Note 23.

◾	Provisions – See Note 24.

◾	Energy supply unbilled – see Note 26.

◾	Financial Instruments – see Note 30.

◾	Measurement at fair value – Note 31.

The settlement of the transactions involving those estimates may result in amounts that are significantly difference from those recorded in the financial statement due to the uncertainty inherent to the estimation process. The Company and its subsidiaries review their estimates at least annually.

2.5	Standards issued that were effective on January 1, 2017

The following rules and changes of rules came into effect during 2017:

◾	Amendments to IAS 12/CPC 32 – Recognition of deferred tax assets for non-realized losses.

◾	Disclosure Initiative (Amendments to IAS 7) – Alters IAS 7/CPC 03 (R2) – Statement of cash flows, to clarify that entities to provide disclosures that enable users of financial statement to evaluate changes in liabilities arising from financing activities.

The application of these amendments had no significant impact on the disclosures or the amounts recognized in the consolidated financial statements of the Company.

2.6	Standards issued but not yet effective on December 31, 2017

Effective starting from January 1, 2018:

Amendments to IFRS 10/CPC 36 (R3) and IAS 28/CPC 18 (R2) – Sale or contribution of assets between an investor and its associate or joint venture: These deal with situations that involve sale or contribution of assets between an investor and its associate or joint venture.

The Company does not expect significant impact on its financial statement as a result of adoption of these amendments.

◾	IFRS 9/CPC 48 – Financial instruments

This establishes that all financial activities recognized that are within the scope of IAS 39 (equivalent to CPC 38) should subsequently be measured at amortized cost or fair value, reflecting the business model in which the assets are administered, and their cash flow characteristics.

The Company and its subsidiaries made an a assessment of the potential effects of adoption IFRS 9/CPC 48 and do not expect significant impacts on their financial statement, except as to the impairment of accounts receivable from clients.

Classification and measurement

The Company and its subsidiaries expect to continue measuring at fair value all those financial assets that are currently measured at fair value. For the financial assets classified in accordance with CPC 38/IAS 39 as loans and receivables (the objective of the business model of which in accordance with CPC 48/IFRS 9 is to raise contractual cash flows, representing only payments of principal and interest) the Company and its subsidiaries have concluded that these financial instruments comply with the criteria for measurement and classification under the amortized cost. For this reason, no change in the method of measurement of these instruments is expected.

Impairment

The new pronouncement also establishes that in relation to the impairments of financial assets, the model of expectation of loss on the credit should no longer be one of losses incurred, but a prospective model of losses of expected credit, based on probabilities.

Based on the new pronouncement, provisions for expected losses will be measured based on the losses expected in the next 12 months, as a function of the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition. The Company and its subsidiaries have adopted, in their analyses, a simplified approach, considering that the balances of their accounts receivable from clients do not have a significant finance component, and have calculated the expectation of loss considering the historic average of non-collection over the total billed in each month (based on the last 12 months of billing), segregated by type of consumer and projected for the next 12 months, taking into account the aging receivables, including those not yet due. The estimated loss for the past due balances of clients who renegotiated their debt has been calculated based on the maturity date of the original invoice, with the new terms negotiated not being taken into account. For the balances that are more than 12 months past due, expectation of total loss was assumed.

The Company and its subsidiaries estimate that adoption of the pronouncement will have an impact, mainly, on the expected losses from their doubtful accounts. The estimated effects at January 1, 2018 arising from of IFRS 9, resulted in an increase in the provision for doubtful accounts and a corresponding effect in Equity, as follows:

R$ ’000	Jan. 1, 2018
Customers and Traders; Transport of energy	195,396

195,396

◾	IFRS 15/ CPC 47 – Revenue from contracts with customers

IFRS 15 (CPC 47 – Revenue from contracts with customers) was issued in May 2014, and amended in April 2016, and establishes a five-step model for accounting of revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount which reflects the consideration to which an entity expects to be entitled in exchange for transfering goods or services to a customer. This new pronouncement will supersede all current requirements for recognition of revenue under the CPCs/IFRS. Additionally, CPC 47/IFRS 15 establishes requirements for more detailed presentation and disclosure than the standards currently in effect.

Either a full retrospective application or a modified restrospective application is required for annual periods starting January 1, 2018. The Company and its subsidiaries plan to adopt the new standard on the date of its coming into effect based on the modified backdated application, with the effects accounted from January 1, 2018.

The Company and its subsidiaries performed a assessment application of the five steps for recognition and measurement of the revenue, as required by CPC 47/IFRS 15:

6.	Identify the contracts signed with its customers;

7.	Identify the performance obligations in each type of contract;

8.	Determine the price of each type of transaction;

9.	Allocate the price and obligations contained in the contract; and

10.	Recognize the revenue when (or to the extent that) the entity satisfies each obligation of the contract.

The Company and its subsidiaries expect that there will not be material impact in the adoption of the new standard, except for reclassification of the penalties for performance indicators, from operating expenses to an account reducing revenue for availability of the energy network. Below is a detailed analysis of Revenues from contracts with customers:

a)	Revenues from supply of energy, and Revenue from use of the network – Captive customers

Revenues from sale of energy are recorded based on the energy delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of energy, from the period between the last billing and the end of each month, is estimated based on the consumption from the previous month and is accrued for at the end of the month. The differences between the estimated amounts accrued and the acrrued revenues are recorded in the following month. Historically, these have not been significant.

Under CPC 47/IFRS 15, The Company and its subsidiaries have to recognize the revenue from a contract with a customer when the expectation of receipt is probable, taking into account the client’s intention to pay. If the expectation is non-receipt, the Company and its subsidiaries are required to assess whether the related revenue will be presented net of estimated losses.

Cemig D is subject to a penalty if certain power supply continuity indicators are not met. These penalties include an obligation to reimburse clients through a discount on energy bills.

Based on the provisions of the new standard, which states that revenue must be recorded net of any discount, reductions, restitutions, credits, price concessions, incentives, performance bonuses, penalties or other similar items, these reimbursements will be presented as a reduction of revenue from supply of energy, and no longer as operating expense.

Currently, these reimbursements are accounted as an operating expense and, under the new standard, they will begin to be recorded as a reduction of revenue for availability of the energy network. The Company and its subsidiaries have assessed that the amount to be reclassified is R$ 41,425 for the year ended December 31, 2017 (R$ 48,458 for the year ended December 31, 2016).

b)	Revenue from Use of Distribution Systems (the TUSD charge) – Free Clients

A significant proportion of the large industrial customers in the concession areas of Cemig D are now ‘Free Customers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, as well as by other generators. Thus, the charges for the use of the distribution network (‘TUSD’) of these Free customers are charged separately from the posting under this line. The charge occurs as a function of the client’s power level demand, which is linked to consumption, and the fair value of the consideration is calculated according to the tariff for use of the system, which is set by Aneel.

c)	Supply of gas

Revenues from the supply of gas are determined based on the volume sold and the tariffs specified in the contractual terms or terms in force in the market, and the billing is made monthly.

d)	Other operating revenues

Provision of service:

We believe that the provision of service is connected to the supply of energy stipulated in the contract and the obligation of performance is the energy supplied.

Sharing of infrastructure:

‘Sharing of infrastructure’ means the joint use, by agents of the energy, telecoms or oil sectors, of facilities built to serve as a base for the provision of public services, generating shared employment of posts, towers, ducts/pipelines, urban subsoil, conduits and administrative easements.

‘Fixing at the point of use’ is the performance obligation, which is charged monthly in accordance with utilization.

e)	Other revenues

The Other revenues of the Company and its subsidiaries are mainly related to the Portion A Costs Variation Offsetting Account (CVA account), energy transactions in the CCEE, transmission revenue, construction revenue, revenue from indemnity and revenue from telecommunications. The Company and its subsidiaries believe that the application of the new standard will not have a significant impact in the revenue recognition of these revenue sources.

f)	Requirements for presentation and disclosure

The disclosure requirements of the new standard represent a change from the current practice, and will increase the volume of disclosures required in the consolidated financial statements of the Company and its subsidiaries. Many of the disclosure requirements are new, therefore, the Company and its subsidiaries expect that the disclosures will be expanded, even if the quantitative impact of the adoption of the new standard is not significant.

In effect for annual periods starting on or after January 1, 2019:

◾	IFRS 16/CPC 06 (R2) – Leases – With this new rule, lessees will have to recognize the liability for future payment and a right of use of the leased asset for practically all lease contracts, including those currently classified as operating lease contracts.

The Company and its subsidiaries are currently evaluating the effects of the application of this new standar to the amounts and disclosure presented in their financial statement.

2.7	Summary of significant policies

The accounting policies described in detail below have been applied consistently to all the periods presented in these individual and consolidated financial statements, in accordance with the rules and regulations described in item 2.1 – Statement of compliance.

The accounting policies relating to the Company’s present operations that require judgment and the use of specific valuation criteria are the following:

a)	Financial instruments

Derivative financial instruments (put options): The options to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’) and the options to sell shares in RME (‘the Parati Put’) have been measured at fair value using the Black-Scholes-Merton (BSM) model. The Company and its subsidiary Cemig GT have calculated the fair value of these options having as a reference their respective prices obtained by the BSM model, valued on the closing date of the financial statement for the 2017 business year.

Derivative financial instruments (swap transactions): Cemig GT maintains derivative hedge instruments to mitigate its exposure to the risk of changes in exchange rates. Derivatives are recognized initially at their fair value and the attributable transaction costs are recognized in the Profit and loss account when they are incurred. After the initial recognition, derivatives are measured at fair value and changes in fair value are accounted for in the Statement of income.

Share capital: The rights to minimum dividends which preferred shares are entitled to are described in Note 25 to the consolidated financial statements.

Financial instruments available for sale: As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concession that were subject to Law 12,783 (of January 11, 2013). They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of these financial statement. The Company and its subsidiaries recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the concession grantor for the services of construction or improvement provided.

Loans and receivables: Loans and receivables include: cash equivalents, credits payable by customers and traders, and concession holders (transport of energy), tied funds, escrow deposits, concession financial assets, amounts receivable from related parties, and CVA credits and Other financial components in tariff adjustments. The Company and its subsidiaries recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the Concession grantor for the services of construction or improvement provided.

Cash and cash equivalents: Includes balances of cash; bank deposits; and highly liquid investments with original maturity of three months or less from the date of contracting, which are subject to an insignificant risk in change of value. Cash and cash equivalents are maintained for the purpose of meeting cash requirements in the short term and not for investment or other purposes.

b)	Customers and traders; Concession holders (power transport); and Traders – transactions in ‘Free Energy’

Accounts receivable from Customers, Traders, and concession holders (for transport of power) are initially recorded at the value of the energy supplied and measured at amortized cost.

The allowance for doubtful receivables, for low and medium voltage customers, is based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the Company and its subsidiaries are: For customers with significant balances, the receivable balance is analyzed in light of the historical information, negotiations in progress, and provided guarantees. (ii) For other customers, the following are fully provisioned: Receivables from residential constumers that are more than 90 days past due; receivables from commercial customers that are more than 180 days past due; and receivables that are more than 360 days past due from other customers.

For large customers an individual analysis is made in relation to each customer, including the actions in progress aiming to collect the outstanding balances.

c)	Investments

The Company has investments in affiliated companies, subsidiaries and jointly-controlled entities. Control is obtained when the Company has the power to control the financial and operational policies of an entity to receive benefits from its activities. These investments are accounted for under the equity method in the individual and consolidated financial statements (in the latter case, with the exception of the subsidiary), and are, initially, recognized at fair value.

The Company’s investments balance include the intangible assets representing the right to commercial operation of the regulated activity identified in the process of allocation of the price for acquisition of the jointly- controlled entities, net of any accumulated impairment.

d)	Concession assets

Distribution activity: The portion of the concession assets that will be totally amortized during the concession period is recorded as an intangible asset and is completely amortized during the concession agreement period, as provided for in ICPC 01 (R1)/IFRIC 12 – Concession contracts.

The amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method, based on the application of the rates set by Aneel for the energy distribution activity, which are taken into consideration by the regulator during the process of tariff review.

Cemig D measures the portion of the value of the assets which will not be fully amortized by the end of the concession, and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

Cemig D has measured the portion of the assets that will be completely amortized by the end of the concession, assuming extension of its concession agreement for a further 30 years, as described in more detail in Note 4.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When the assets start operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs. The portion of the assets that is recorded in financial assets is valued based on the new replacement cost, equivalent to its fair value, having as a reference the amounts homologated by Aneel for the Asset Base for Remuneration in the processes of tariff review.

The book value of assets substituted is written down, with counterpart in the Profit and loss account, and taken into consideration by the regulator in the next tariff review cycle.

Transmission activity: Costs related to the construction of the infrastructure are posted in the Profit and loss account when they take place, and an item of Construction revenue is recorded based on the stage of completion of the work, including the taxes applicable to the revenue, and any profit margin.

Since the transmission contracts determine that the concession holders have an unconditional right to receive cash or another financial asset directly from, or in the name of, the Concession-grantor, for the new transmission concessions Cemig GT records a financial asset, during the period of construction of lines, for the transmission revenue to be received during the whole period of the concession, at fair value, as specified ICPC 01 (R1) / IFRIC 12 – Concession contracts.

Of the invoiced amounts of Permitted Annual Revenue (RAP), the portion relating to the fair value of the operation and maintenance of the assets is recorded as revenue, in the income statement and the portion relating to the construction revenue, originally recognized at the time of the formation of the assets, is used to write down the financial asset.

Additional expenditures incurred for purposes of capital expansion and improvements to the transmission assets generate additional cash flow, and hence this new cash flow is capitalized into the financial asset balance.

In counterpart to acceptance of the terms of renewal of the old transmission concessions, as described in more detail in Note 4, the greater part of the transmission assets of the old concessions will be the subject of indemnity by the Concession grantor, having already been written down on December 31, 2012, and an item in Accounts receivable having been posted corresponding to the estimated indemnity to be received in the period of eight years. The remaining portion will be received through the RAP.

Gas distribution activity: The portion of the concession assets that will be totally amortized during the concession period is recorded as intangible and is completely amortized during the concession agreement period.

The amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method.

Gasmig measures the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset, because it is an unconditional right to receive cash or other financial asset directly from the grantor. New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When they start operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs: The portion of the assets that is recorded in financial assets is valued based on the New Replacement Value, having as a reference the amounts homologated by Aneel for the Remuneration Base of Assets in the processes of tariff review. The book value of assets substituted is written down, with counterpart in the Profit and loss account, and taken into consideration by the regulator in the next tariff review cycle.

e)	Intangible assets

Intangible assets comprise, mainly, the assets relating to the concession contract for services, described above, and software. They are measured at total acquisition cost, less expenses of amortization.

f)	Property, plant and equipment

The goods in Property, plant and equipment are valued at the cost incurred on the date of their acquisition or formation, including deemed cost, and capitalized financial costs, less accumulated depreciation.

Depreciation is calculated on the balance of property, plant and equipment in service and investments in consortia, on a straight-line basis, using the rates that reflect the estimated useful life of the assets, for the assets related to the energy activity, limited in certain situations to the period of the concession contracts to which they refer. The main rates are shown in Note 17.

Gains and losses resulting from write off of a fixed asset are measured as the difference between the net value obtained from the sale and the asset’s book value, and are recognized in the consolidated statement of income at the moment of writing down of the asset.

g)	Impairment

In assessing impairment of financial assets, the Company uses historic trends of the probability of default, timing of recovery and the amounts of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historic trends.

Additionally, management review, annually, net book value of the non-financial assets, for the purpose of assessing events or changes in the economic, operational or technological circumstances that could indicate impairment. When such evidence is identified and when the book value exceeds the recoverable value, a provision is made for impairment, adjusting the net book value to the recoverable value. In this case, the recoverable value of an asset or a given cash generating unit is defined as being the greater of the value in use or the net value for sale.

On December 31, 2017 no indications were observed that the Company’s material assets were posted at a value higher than their net recoverable value.

h)	Employees benefits

For the Company’s retirement benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: (a) the debt agreed upon with the foundation for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. In the business years presented, the expenses related to the debt agreed upon with the pension fund were registered in finance income (expenses), because they represent interest and monetary updating. The other expenses on the pension fund were recorded as operating expenses.

The actuarial gains and losses arising from adjustment based on experience and on changes in actuarial assumptions are recognized in Other comprehensive income.

Short-term benefits to employees: Employees’ profit sharing specified in the Company’s by-laws are provisioned in accordance with the collective agreement established with the employee union and recorded in Employees’ and managers’ profit sharing in the consolidated statement of income.

i)	Income tax and Social Contribution tax

Current

Advances, or amounts subject to offsetting, are posted in current or non-current assets, in accordance with the expected date of their realization up to the close of the current business year, in which case taxes duly calculated offset against the advances made.

Deferred

Deferred tax liabilities are recognized for all the inter-temporal tax differences. Deferred tax assets are recognized for all the temporary differences deductible to the extent that it is probable that future taxable profit will be available for the temporary differences to be offset.

Deferred income tax and Social Contribution tax assets are reviewed at reporting date, and are reduced to the extent that their realization is no longer probable.

j)	Operating revenue

In general, for the business of The Company and its subsidiaries in the energy, gas, telecommunications and other sectors, revenues are recognized when there is persuasive evidence of agreements, when delivery of merchandise takes place or when the services are provided, the prices are fixed or determinable, and receipt is reasonably assured, independently of whether the money has actually been received.

Revenues from sale of energy are recorded based on the energy delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of energy to final customers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of energy, from the period between the last billing and the end of each month, is estimated based on the contractual amounts. The differences between the estimated amounts accrued and the accrued revenues realized are recorded in the following month. Historically, these have not been significant.

Revenue from the supply of energy to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to customers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

For the transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Profit and loss account each month.

The services provided include charges for connection and other related services; the revenues are accounted when the services are provided.

The ‘Portion A’ revenue and the Other financial items related to tariff adjustments are recognized in the Profit and Loss account when the costs effectively incurred are different from those incorporated into the energy distribution tariff. For more details, see Note 15.

The gain on adjustment of expectation of cash flow from the indemnifiable financial asset of the distribution concession arising from the variation in the fair value of the Remuneration Asset Base is presented as operating revenue, together with the other revenues related to the Company’s end-activity of Cemig D.

k)	Finance income and expenses

Finance income are principally interest income on funds invested, fee income for consumer payments made late, monetary updating of the Concession financial assets, and interest income on other financial assets. Interest income is recognized in the Profit and loss account using the effective interest method.

Finance expenses include: interest expense on borrowings; and foreign exchange and monetary variation on borrowing cost of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the consolidated statement of income using the effective interest method.

l)	Segment reporting

The operating results of all operating segments for which discrete financial information is available are reviewed regularly by the Company’s CEO, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters) and head office expenses.

Segment capital expenditure is the total cost incurred during the year to acquire: the Concession Financial assets, Intangible assets, and Property, plant and equipment.

3.	PRINCIPLES OF CONSOLIDATION

The dates of the financial statement of the subsidiaries and jointly-controlled entities used for the purposes of calculation of consolidation and share of (loss) profit of associates and joint ventures coincide with those of the Company. Accounting practices are applied uniformly in line with those used by the holding company.

The following companies are considered to be subsidiaries and are included in the consolidated financial statements:

Subsidiary	Form of valuation	2017	2016
		Direct interest, %	Direct interest, %
Cemig Geração e Transmissão	Consolidation	100.00	100.00
Cemig Distribuição	Consolidation	100.00	100.00
Gasmig	Consolidation	99.57	99.57
CemigTelecom	Consolidation	100.00	100.00
Rosal Energia	Consolidation	100.00	100.00
Sá Carvalho	Consolidation	100.00	100.00
Horizontes Energia	Consolidation	100.00	100.00
Usina Térmica Ipatinga	Consolidation	100.00	100.00
Cemig PCH	Consolidation	100.00	100.00
Cemig Trading	Consolidation	100.00	100.00
Efficientia	Consolidation	100.00	100.00
Cemig Comercializadora de Energia Incentivada	Consolidation	100.00	100.00
UTE Barreiro	Consolidation	100.00	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidation	100.00	100.00

a)	Subsidiaries and jointly-controlled entities

The financial statement of subsidiaries are included in the consolidated financial statements as from the date on which the control starts, until the date on which the control ceases to exist. The assets, liabilities and profit (loss) of the subsidiaries were consolidated using full consolidation. The accounting policies of the subsidiaries and jointly-controlled entities are aligned with the policies adopted by the Company.

The financial information of the jointly-controlled entities is recognized by the equity method of accounting.

b)	Consortia

The proportional interest in assets, liabilities, and profits (losses) of consortium operations is recorded in the subsidiary that holds that interest, since these investments are considered to be ‘joint operations’ in accordance with the requirements of IFRS 11.

c)	Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investee companies recorded by the equity method are eliminated against the investment in proportion to the Company’s equity interests in the investee. Unrealized losses are eliminated in the same way as unrealized gains are eliminated, but only up to the point at which there is no evidence of impairment.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidies hold the following concessions or authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION
Hydroelectric plants
Emborcação	Cemig GT	07/1997	07/2025
Nova Ponte (1)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Salto Morais (1)	Cemig GT	02/2013	07/2020
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Luiz Dias (1)	Cemig GT	02/2013	08/2025
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Xicão (1)	Cemig GT	02/2013	08/2025
Três Marias (2)	Cemig Geração Três Marias S.A.	08/2016	01/2046
Salto Grande (2)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (2)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (2)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência e Piau (2)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (2)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (2)	Cemig Geração Oeste S.A.	16/2016	01/2046
Thermal plants
Igarapé (1)	Cemig GT	07/1997	08/2024
POWER TRANSMISSION
National grid (3)	Cemig GT	006/1997	07/2015
Itajubá Substation (3)	Cemig GT	79/2000	10/2030
ENERGY DISTRIBUTION (4)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045
GAS DISTRIBUTION (4)	Gasmig	State Law 11,021/1993	01/2053

(1)	Generation concession contracts that are not within the scope of ICPC 01 / IFRC 12, whose infrastructure assets are registered as PP&E since the concession grantor does not have control over whom the services are provided to, the power being sold mainly in the Free Market (‘ACL’).
(2)	Generation concession contracts, the revenue from the concession grant fees of which are within the scope of ICPC 01 / IFRIC 12, and which are classified as concession financial assets.
(3)	Transmission concession contracts within the scope of ICPC 01 / IFRIC 12, within the financial asset model: The recognition of the revenue and costs of work are related to the formation of the financial asset through the expenditure incurred. The indemnifiable financial asset is identified when the infrastructure is built and is finalized and included as remuneration for the services of implementation of the infrastructure.
(4)	Concession contracts that are within the scope of ICPC 01 / IFRIC 12 and whose concession infrastructure assets are recorded in accordance with the model of separation between intangible assets and financial assets.

Generation concessions

In the generation business, The Company and its subsidiaries sell energy:

(1)	through auctions, to distributors to meet the demands of their captive markets; and

(2)	to Free Customers in the Free Market (Ambiente de Contratação Livre, or ACL).

In the Free Market, energy is traded by the generation concession holders, small hydro plants (PCHs, or SHPs), self-producers, traders, and importers of energy.

Free Customers are those that have demand of more than 3MW at a voltage of 69kV or higher, or at any voltage if their supply began after July 1995.

A consumer that has opted for the Free Market may return to the regulated system only if it gives its distributor five years’ prior notice. The purpose of this period of notice is to ensure that if necessary the distributor will be able to buy additional energy to supply the re-entry of Free Customers into the Regulated Market. The state-controlled generators can sell energy to Free Customers but, unlike the private generators they are obliged to do so through an auction process.

Concessions of the Jaguara, São Simão, Miranda and Volta Grande hydroelectric plants

Under Concession Contract 007/1997 the concessions of the Jaguara, São Simão, Miranda and Volta Grande hydroelectric plants, operated by the subsidiary Cemig GT, had expiration dates in August 2013, January 2015, December 2016 and February 2017, respectively.

Believing that it had the right to renewal of the concessions of the Jaguara, São Simão and Miranda plants, based on the original terms of the Concession Contract, Cemig GT filed administrative and court proceedings requiring their extension for the related renewal periods. These applications, however, were rejected by the Mining and Energy Ministry, on the view that the request was made out of time in relation to the period/rules set by Law 12,783/13.

As part of the court decision, in March 2017 the interim judgments that had maintained Cemig GT in possession and operation of the concession of the Jaguara and Miranda plants on the basis of the original Concession Contract 007/1997 were revoked. Cemig GT remained in control of the asset, and recognized the sales revenue from energy, and the operational costs, of these plants up to the date of the revocation of those interim judgments. From that date onward, the subsidiary ceased to recognize the expenses of depreciation on the plants, and began to recognize revenues relating to the provision of services of operation and maintenance of these plants in accordance with the regime of quotas specified by Law 12,783/13. As ordered by Mining and Energy Ministry Order 432/2015, the São Simão plant was being operated under the Quotas Regime since September 2015.

In spite of the fact that there were court proceedings still pending, involving the São Simão, Jaguara and Miranda plants, on September 27, 2017 the federal government auctioned the concessions for the São Simão, Jaguara, Miranda and Volta Grande plants. The latter had a concession contract expiry in February 2017. Together, these plants, previously belonging to Cemig GT, have total generation capacity of 2,922 MW, and the sale was made for a total of R$ 12,130,784. The parties that won these concessions are not related to Cemig.

The new concession contracts were signed on November 10, 2017, and on this date extension of the periods of Assisted Operation was formalized, maintaining Cemig GT as the party responsible for provision of energy generation service from the plants up to the following dates:

◾	Volta Grande plant: Until November 30, 2017

◾	Jaguara and Miranda plants: Until December 28, 2017

◾	São Simão plant: Until May 9, 2018

The Annual Generation Revenue (Receita Anual de Geração, or RAG) of these plants was recognized, in the amount of R$ 461,638, in 2017 (R$ 319,265 in 2016).

As of August 3, 2017 Mining and Energy Ministry Order 291/17 established the values of indemnity, payable to Cemig GT, for the investments made in the São Simão and Miranda plants that have not been amortized up to the end of the contract. The total amount of the indemnity is R$ 1,027,751, of which R$ 243,599 relates to indemnity for the São Simão Plant, and R$ 784,152 is for indemnity for the Miranda Plant – these figures being expressed in September 2015 and December 2016 currency, respectively. The amounts are being updated, pro rata die, by the Selic rate for federal securities, with updating revenues being recognized in the year, in the amount of R$ 271,607 (more details in Notes 15 and 26). On December 31, 2017, these updated indemnities were in the amount of R$ 1,084,346, and are recorded in Concession financial assets.

Cemig GT is discussing, with the Mining and Energy Ministry, the criteria used for deciding the amounts referred to in Ministerial Order 291/17, and also the date of payment, since that Order establishes that the payment of the indemnity must be made, by the federal government, on or before December 31, 2018, provided that there is budget and financial availability.

As of December 31, 2017, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174,203, R$ 2,920 and R$ 22,546, respectively, are classified in Concession financial assets, and the decision on the final amounts to be indemnified is in a process of discussion with Aneel. Management of Cemig GT does not expect losses in realization of these amounts.

Power transmission concessions

Under its transmission concession contracts, the Company is authorized to charge the Tariff for Use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). Tariffs are adjusted annually on the same date as the adjustments of the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of holders of transmission concessions. This tariff period starts on July 1 of the year of publication of the tariffs and runs until June 30 of the subsequent year.

The service of transport of large quantities of energy over long distances, in Brazil, is provided by the National Grid, a network of transmission lines and substations operating at a voltage of 230kV or higher, referred to technically as the Basic Grid (Rede Básica).

Any agent of the energy sector that produces or consumes energy has the right to use the Basic Grid, as does the consumer, provided certain technical and legal requirements are met. This is referred to as Open Access, and in Brazil is guaranteed by law and by the regulator, Aneel.

The payment for use of transmission service also applies to generation provided by Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by a number of holders of distribution concessions that hold quotas of its output.

For the transmission concessions, the portion of the asset that will not be amortized during the concession is recorded as a financial asset, since there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

Onerous concessions

In obtaining the concessions for construction of certain generation projects, Cemig GT undertook to make payments to Aneel, over the period of the contract, as compensation for the commercial operation. The information on the concessions and the amounts to be paid is as follows:

Project	Percentage interest	Nominal value in 2017	Present value in 2017	Amortization period	Updating index
Irapé	100.00	32,574	13,966	03/2006 – 02/2035	IGP-M
Queimado (Consortium)	82.50	8,198	3,844	01/2004 – 12/2032	IGP-M
Salto Morais Small Hydro Plant	100.00	77	73	06/2013 – 07/2020	IPCA
Rio de Pedras Small Hydro Plant	100.00	588	499	06/2013 – 09/2024	IPCA
Various Small Hydro Plants (*)	100.00	3,237	2,692	06/2013 – 08/2025	IPCA

(*)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The concessions to be paid to the concession grantor provide for monthly portions with different values over time. For the purposes of accounting and recognition of costs, due to the understanding that they represent an intangible asset related to the right of commercial operation, they are recorded as from the date of signature of the contracts at the present value of the payment obligation.

The portions paid to the Concession grantor in 2017, the present value and the nominal value of the portions to be paid in the forthcoming period of 12 months, are as follows:

Project	Percentage interest	Amounts paid in 2017	Present value of amounts to be paid in 12 months	Nominal value of amounts to be paid in 12 months
Irapé	100.00	1,905	1,792	1,901
Queimado (Consortium)	82.50	544	515	547
Salto Morais Small Hydro Plant	100.00	30	29	30
Rio de Pedras Small Hydro Plant	100.00	87	85	87
Various Small Hydro Plants (*)	100.00	422	412	422

(*)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The rates used for discounting Cemig GT’s liabilities to present value, of 12.50% for the small hydro plants and 5.10% for the conventional hydroelectric plants, are the average rates for raising of funds in normal conditions on the date of registration of each concession.

Power distribution concessions

Cemig D has the concession from Aneel for commercial operation of the activity of distribution in the greater part of the State of Minas Gerais, expiring in December 2045.

As determined by the concession contract, all assets and facilities that are linked to the provision of the distribution service and which have been created by the concession holder are considered reversible and part of the assets of the related concession. These assets are automatically reverted to the Grantor at the end of the contract, and are then valued to determine the amount of the indemnity payable to the concession holder, subject to the amounts and the dates on which they were incorporated into the energy system.

Cemig D does not have obligations to make payment in compensation for commercial operation of the distribution concessions, but is required to comply with requirements related to quality, and investments made, in accordance with the concession contract.

The concession contracts, and the Brazilian legislation, establish a mechanism of maximum prices that allows for three types of adjustment to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

Each year Cemig D has the right to request the annual adjustment, the purpose of which is to compensate for the effects of inflation on the tariffs, and to allow for certain changes in costs that are outside the Cemig D’s control to be passed through to clients – for example the cost of energy purchased for resale, and sector charges, including charges for the use of the transmission and distribution facilities.

Also, Aneel makes a Periodic Review of tariffs every five years, which aims to identify changes in Cemig D’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with Cemig D’s customers.

Cemig D also has the right to request an extraordinary review of tariffs, in the event that any unforeseen development significantly alters the economic-financial equilibrium of the concession.

The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of Aneel, although there are pre-established rules for each cycle of revision. When Cemig D requests an annual tariff adjustment, it becomes necessary to prove the financial impact on operations resulting from these events.

Under the distribution concession contracts, Cemig D is authorized to charge customers a tariff consisting of two components: (i) One part relating to costs of energy purchased for resale, charges for use of the transmission grid and charges for use of the distribution system that are not under its control (‘Portion A costs’); and (ii) a portion relating to operating costs (‘Portion B costs’).

Renewal of the distribution concessions

On December 21, 2015, Cemig D signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its energy distribution concessions for a further 30 years, as from January 1, 2016.

The principal characteristics and terms of the Amendment are as follows:

◾	The annual tariff adjustment will occur on May 28 of each year, starting in 2016; for this repositioning the rules specified in the previous concession contract were to be applied. For the subsequent tariff adjustments the rules set for in Clause 6 of the Amendment will be applied.

◾	Limitation of distribution of dividends and/or payment of Interest on Equity to the minimum established by law, if there is non-compliance with the annual indicators for outages (DECi and FECi) for two consecutive years, or for three in any five years, until the regulatory parameters are restored.

◾	Requirement for injections of capital from Company’s equity holder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.

◾	Subject to the right to full defense and right of reply, for the concession to be maintained, compliance is required with efficiency criteria for continuity of supply and for economic and financial management, as follows: (i) for five years from January 1, 2016, any non-compliance for two consecutive years, or non-compliance with any of the conditions at the end of five years, will result in extinction of the concession; (ii) as from January 1, 2021, any non-compliance for three consecutive years with the criteria of efficiency in continuity of supply, or for two consecutive years with the criteria of efficiency in economic and financial management, will result in proceedings to establish expiration of the concession.

The criteria of efficiency in economic and financial management are as follows:

◾	Operational cash generation (–) QRR¹ (–) interest on the debt[2] ≥ 0;

◾	Ebitda[3] ≥ 0 (by end of 2017, then maintained in 2018, 2019 and 2020);

◾	[Ebitda (–) QRR] ≥ 0 (by end-2018, maintained in 2019 and 2020);

◾	{Net debt4 / [Ebitda (–) QRR]} ≤ 1 / (80% of the Selic rate) (by the end of 2019); and,

◾	{Net debt / [Ebitda (–) QRR]} ≤ 1 / (111% of the Selic rate) (by the end of 2020).

1.	QRR – ‘Quota of regulatory reintegration’ = regulatory depreciation expense.
2.	Net debt x 111% of the Selic rate.
3.	Calculated according to the method defined by Aneel, contained in distribution concession contract.
4.	Gross debt, less financial assets.

The criteria for efficiency in economic and financial management of Cemig D were met in the year ended December 31, 2017.

Gas distribution concessions

The concessions for distribution of natural gas are given by Brazilian states. In the state of Minas Gerais the tariffs for natural gas are set by the regulatory body, the State’s Economic Development Secretariat, by market segment. The tariffs comprise a portion for the cost of gas and a portion for the distribution of gas. Every quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, in April 2015 the Economic Development Secretariat sent to the subsidiary Gasmig an Official Letter, SEDE/GAB/Nº303/2014 stating the timetable set for the first Tariff Review cycle. The decision process is still in progress; the latest estimated date for its completion is the beginning of the second half of 2017. These reviews occur every five years, to evaluate the changes in the costs of Gasmig, and to adapt the tariffs. The Concession Contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the Concession at risk.

On December 26, 2014 the Second Amendment to the Concession Contract was signed by Gasmig and the Minas Gerais State Government, extending by 30 years the period of concession in which Gasmig may commercially operate the services of industrial, commercial, institutional and residential piped gas in the state of Minas Gerais. The expiration date of the contract was thus extended from January 10, 2023 to January 10, 2053.

5.	OPERATING SEGMENTS

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, and structure for monitoring of results. They are aligned with the regulatory framework of the Brazilian energy industry, which has different legislations for the sectors of generation, distribution and transmission of electric power.

The Company also operates in the markets of gas and telecommunications, through its subsidiaries Gasmig and Cemig Telecom (see Note 1), and other businesses with less impact on the results of its operations. These segments are reflected in the Company’s management, organizational structure, and monitoring of results. In accordance with the regulatory framework of the Brazilian energy sector, there is no segmentation by geographical area.

These tables show the operating revenues, costs and expenses for 2017 and 2016 in consolidated form:

INFORMATION BY SEGMENT ON DECEMBER 31, 2017 – R$ ’000
	ENERGY			TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	14,365,635	3,954,921	20,021,054	347,344	2,000,287	1,582,372	(32,024)	42,239,589
INVESTMENT IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	4,723,336	1,122,046	1,917,527	—	—	29,316	—	7,792,225
ADDITIONS TO THE SEGMENT	307,794	—	1,082,877	46,687	56,619	778	—	1,494,755
ADDITIONS TO FINANCIAL ASSETS	—	174,082	145,283	—	—	—	—	319,365
NET REVENUE	7,190,105	776,960	12,312,331	127,291	1,481,990	111,272	(288,259)	21,711,690
COST OF ENERGY AND GAS
Energy purchased for resale	(4,209,271)	—	(6,782,988)	—	—	(8)	72,791	(10,919,476)
Charges for use of the national grid	(352,455)	—	(1,002,452)	—	—	—	180,984	(1,173,923)
Gas bought for resale	—	—	—	—	(1,070,623)	—	—	(1,070,623)

Operational costs, total	(4,561,726)	—	(7,785,440)	—	(1,070,623)	(8)	253,775	(13,164,022)
OPERATING COSTS AND EXPENSES
Personnel	(281,120)	(106,285)	(1,123,026)	(20,249)	(55,434)	(40,912)	—	(1,627,026)
Employees’ and managers’ profit sharing	(1,278)	(59)	(2,657)	(380)	—	(266)	—	(4,640)
Post-retirement obligations	39,235	19,316	179,589	—	—	(9,480)	—	228,660
Materials	(11,097)	(3,595)	(43,267)	(255)	(1,962)	(400)	20	(60,556)
Raw materials and inputs for production of energy	(10,371)	—	—	—	—	—	—	(10,371)
Outsourced services	(126,805)	(31,471)	(784,654)	(28,146)	(16,640)	(16,815)	30,574	(973,957)
Depreciation and amortization	(176,177)	—	(566,578)	(35,136)	(71,348)	(529)	—	(849,768)
Operating provisions (reversals)	(139,285)	(10,076)	(468,857)	(1,105)	(1,975)	(232,370)	—	(853,668)
Construction costs	—	(24,827)	(1,044,682)	—	(49,240)	—	—	(1,118,749)
Other operating expenses, net	(117,052)	(10,712)	(408,392)	(23,201)	(14,963)	187,484	3,890	(382,946)

Total cost of operation	(823,950)	(167,709)	(4,262,524)	(108,472)	(211,562)	(113,288)	34,484	(5,653,021)
OPERATING COSTS AND EXPENSES	(5,385,676)	(167,709)	(12,047,964)	(108,472)	(1,282,185)	(113,296)	288,259	(18,817,043)
OPERATING INCOME BEFORE	1,804,429	609,251	264,367	18,819	199,805	(2,024)	—	2,894,647
EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)
Share of (loss) profit of associates and joint ventures, net	(519,024)	234,533	41,648	(2,295)	—	(7,102)	—	(252,240)
Finance income	225,856	8,968	397,277	3,059	48,400	120,153	—	803,713
Finance expenses	(1,161,112)	(3,443)	(815,025)	(13,635)	(42,657)	235,608	—	(1,800,264)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	350,149	849,309	(111,733)	5,948	205,548	346,635	—	1,645,856

Income and Social Contribution taxes	(256,648)	(188,831)	30,711	(3,274)	(71,533)	(154,685)	—	(644,260)
NET INCOME (LOSS) FOR THE YEAR	93,501	660,478	(81,022)	2,674	134,015	191,950	—	1,001,596

Equity holders of the parent	93,501	660,478	(81,022)	2,674	133,373	191,950	—	1,000,954

Non-controlling interests	—	—	—	—	642	—	—	642

	93,501	660,478	(81,022)	2,674	134,015	191,950	—	1,001,596

INFORMATION BY SEGMENT ON DECEMBER 31, 2016 – R$ ’000
	ENERGY			TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	14,414,449	4,267,418	18,165,610	337,745	2,737,182	2,388,972	(275,523)	42,035,853
ADDITIONS TO THE SEGMENT	909,459	—	1,464,313	162,014	51,806	—	—	2,587,592
ADDITIONS TO FINANCIAL ASSETS	2,216,888	53,823	—	—	—	—	—	2,270,711
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	5,291,892	1,669,849	1,754,342	17,741	—	19,264	—	8,753,088
NET REVENUE	5,874,926	1,112,853	10,596,503	125,170	1,180,537	116,210	(233,543)	18,772,656
COST OF ENERGY AND GAS
Energy purchased for resale	(3,071,153)	—	(5,260,411)	—	—	(3)	58,656	(8,272,911)
Charges for use of the national grid	(320,917)	(336)	(759,929)	—	—	—	133,703	(947,479)
Gas bought for resale	—	—	—	—	(877,118)	—	—	(877,118)

Operating costs, total	(3,392,070)	(336)	(6,020,340)	—	(877,118)	(3)	192,359	(10,097,508)
OPERATING COSTS AND EXPENSES
Personnel	(271,462)	(111,070)	(1,146,685)	(22,811)	(46,666)	(44,559)	—	(1,643,253)
Employees’ and managers’ profit sharing	(585)	(208)	(9,790)	(640)	—	3,896	—	(7,327)
Post-retirement obligations	(54,387)	(22,647)	(230,630)	—	—	(36,895)	—	(344,559)
Materials	(11,248)	(2,845)	(41,820)	(94)	(1,858)	(122)	32	(57,955)
Outsourced services	(129,250)	(30,354)	(673,823)	(22,997)	(15,987)	(31,881)	36,922	(867,370)
Depreciation and amortization	(201,871)	—	(524,584)	(37,742)	(54,308)	(15,786)	—	(834,291)
Operating provisions (reversals)	(88,144)	(9,973)	(544,090)	(4,373)	—	(66,571)	—	(713,151)
Construction costs	—	(53,824)	(1,101,966)	—	(37,350)	—	—	(1,193,140)
Other operating expenses, net	(57,492)	(12,950)	(394,628)	10,740	(7,755)	313,406	4,230	(144,449)

Total cost of operation	(814,439)	(243,871)	(4,668,016)	(77,917)	(163,924)	121,488	41,184	(5,805,495)
OPERATING COSTS AND EXPENSES	(4,206,509)	(244,207)	(10,688,356)	(77,917)	(1,041,042)	121,485	233,543	(15,903,003)
OPERATING INCOME BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	1,668,417	868,646	(91,853)	47,253	139,495	237,695	—	2,869,653
Share of (loss) profit of associates and joint ventures, net	(447,714)	362,286	(180,464)	(31,424)	—	(4,528)	—	(301,844)
Adjustment for loss of value in Investments	(762,691)	—	—	—	—	—	—	(762,691)
Fair value result of corporate transaction	—	—	—	—	—	—	—	—
Finance income	190,338	6,659	742,972	3,999	14,987	82,349	—	1,041,304
Finance expenses	(1,320,422)	(3,773)	(1,077,899)	(9,066)	(49,112)	(18,223)	—	(2,478,495)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	(672,072)	1,233,818	(607,244)	10,762	105,370	297,293	—	367,927
Income and Social Contribution taxes	(24,269)	4,760	102,829	(5,929)	(7,680)	(102,884)	—	(33,173)

NET INCOME (LOSS) FOR THE YEAR	(696,341)	1,238,578	(504,415)	4,833	97,690	194,409	—	334,754

Equity holders of the parent	(696,341)	1,238,578	(504,415)	4,833	97,270	194,409	—	334,334
Non-controlling interests	—	—	—	—	420	—	—	420

	(696,341)	1,238,578	(504,415)	4,833	97,690	194,409	—	334,754

6.	CASH AND CASH EQUIVALENTS

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Bank accounts	113,495	101,419	4,645	4,414
Cash investments
Bank certificates of deposit (CDBs) (1)	685,826	523,673	20,799	17,098
Overnight (2)	226,629	370,040	13,228	47,840
Others	4,307	—	—	—

	916,762	893,713	34,027	64,938

	1,030,257	995,132	38,672	69,352

(3)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), are remunerated at a percentage, which has varied from 50% to 106%, in 2017 (75% to 106.5% in 2016), of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, at sight, on the maturity date of the transaction, or earlier, at the client’s option.

(4)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 6.89%, in 2017 (13.64% in 2016). Their purpose is to settle the Company’s short-term obligations, or be used in the purchase of other assets with better remuneration to replenish the portfolio.

7.	SECURITIES

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Cash investments
Current
Bank certificates of deposit (CDBs) (1)	2,652	46,011	144	4,238
Financial Notes (LFs) – Banks (2)	303,355	728,293	17,706	94,156
Treasury Financial Notes (LFTs) (3)	739,945	192,995	43,189	24,951
Debentures (4)	10,663	45,289	2,142	9,403
Others	1,769	1,600	779	611

	1,058,384	1,014,188	63,960	133,359
Non-current
Financial Notes – Banks	—	14,134	—	1,820
Debentures	29,753	16,906	1,737	4,139

	29,753	31,040	1,737	5,959

	1,088,137	1,045,228	65,697	139,318

(5)	Bank Certificates of Deposit (CBDs) are remunerated at a percentage of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). This percentage has varied from 100.25% to 105.25% in 2017 (98.5% to 111% in 2016).

(6)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and remunerated at a percentage of the CDI rate published by Cetip. The LFs in Cemig GT’s portfolio have a remuneration rate varying between 102.01% and 112% of the CDI rate on December 31, 2017 (104.25% to 112.7% at December 31, 2016).

(7)	Treasury Financial Notes (LFTs) are fixed-rate securities, the yield on which follows the daily variation of the Selic rate between the date of purchase and the date of maturity.

(8)	Debentures are medium- and long-term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from 104.25% to 161.54% of the CDI rate in 2017 (104.25% to 113% in 2016).

Note 30 gives a classification of these securities. Cash investments in securities of related parties are shown in Note 29.

8.	CUSTOMERS, TRADERS, CONCESSION HOLDERS (POWER TRANSPORT)

R$ ’000	Consolidated
	Balances not yet due	Up to 90 days past due	More than 90 days past due	2017	2016
Billed supply	1,309,536	698,220	680,866	2,688,622	2,568,823
Unbilled supply	993,699	—	—	993,699	919,531
Other concession holders – wholesale supply	8,740	20,879	(3,977)	25,642	80,397
Other concession holders – wholesale supply, unbilled	283,061	—	—	283,061	342,584
CCEE (Wholesale Trading Exchange)	254,603	118,702	7,845	381,150	1,432
Concession Holders – power transport	75,430	4,846	78,918	159,194	124,213
Concession Holders – power transport, unbilled	177,308	—	—	177,308	194,510
(–) Provision for doubtful receivables	—	—	(567,956)	(567,956)	(660,105)

	3,102,377	842,647	195,696	4,140,720	3,571,385

Current assets				3,885,392	3,425,018
Non-current assets				255,328	146,367

Note 30 presents the Company’s exposure to credit risk related to customers and traders.

The allowance for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets, and breaks down by type of consumer as follows:

R$ ’000	2017	2016
Residential	160,482	244,964
Industrial	178,058	132,586
Commercial, services and others	117,438	152,297
Rural	17,334	23,764
Public authorities	11,984	9,672
Public lighting	4,740	5,392
Public services	10,187	15,408
Charges for use of the network (TUSD)	67,733	67,733
Others	—	8,289

	567,956	660,105

Changes in the allowance for doubtful receivables from 2016 to 2017 were as follows:

R$ ’000
Balance at December 31, 2015	625,445

Net new provisions	382,368
Write-offs	(347,708)

Balance at December 31, 2016	660,105

Net new provisions	248,280
Write-offs	(340,429)

Balance at December 31, 2017	567,956

Advances from clients

Cemig GT received advance payments against sale of energy from certain clients. The balances of the obligation relating to power not yet delivered are as follows:

Consolidated R$ ’000
Balance at December 31, 2016	181,200

Addition	324,606
Supply completed	(317,557)
Monetary updating	44,513

Balance at December 31, 2017	232,762

The advances will be updated, until the moment of actual delivery of the power supply by Cemig GT, in the following terms:

2017				Balance at 2017 R$ ’000	Balance at 2016 R$ ’000
Counterparty	Specified period for billing	Index for updating of prepaid amounts	MWh deliverable
BTG Pactual	Jan. 2018	1.57% p.m.	137,461	17,287	181,200
BTG Pactual	Jan. 2018	1.2% p.m.	171,864	25,633	—
Deal Comercializadora	Jan. 2018	1.2% p.m.	5,208	772	—
White Martins Gases Industriais Ltda.	Feb. 2018 to Mar. 2019	124% of CDI	333,887	147,066	—
White Martins Gases Industriais Ltda. (1)	Feb. 2018 to Jul. 2019	124% of CDI	—	42,004	—

				232,762	181,200

(1)	Contracts signed with Cemig D, relating to the billing of Contract for Use of the Distribution System (CUSD), containing the components: transport, losses and charges.

Revenue from advances on sales of power supply is recognized only in the Profit and loss account when the supply is actually delivered.

9.	RECOVERABLE TAXES

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Current
ICMS (VAT)	71,430	155,306	—	—
PIS and Pasep	12,130	12,480	6	—
Cofins	56,023	57,634	37	—
Others	34,207	10,864	—	—

	173,790	236,284	43	—
Non-current
ICMS (VAT)	224,752	170,551	—	—
PIS and Pasep	569	914	2	4
Cofins	3,131	4,597	12	16
Others	2,226	2,226	1,796	1,796

	230,678	178,288	1,810	1,816

	404,468	414,572	1,853	1,816

The ICMS (VAT) credits that are reported in Non-current assets arise from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in 48 months.

Credits of PIS, Pasep and Cofins generated by new acquisitions of machinery and equipment are offset immediately, in accordance with Law 11,774/08. The transfer to non-current was made in accordance with management’s best estimate of the amounts which will likely be realized up to December 2018.

10.	INCOME AND SOCIAL CONTRIBUTION TAXES

b)	Income and Social Contribution taxes recoverable

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years and to advance payments which will be offset against federal taxes payable yet to be calculated.

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Current
Income tax	223,539	436,167	19,124	78,174
Social contribution tax	116,035	153,352	598	—

	339,574	589,519	19,722	78,174
Non-current
Income tax	6,685	98,132	6,685	98,132
Social contribution tax	13,932	13,928	13,932	13,928

	20,617	112,060	20,617	112,060

	360,191	701,579	43,339	190,234

c)	Deferred income tax and Social Contribution tax

The Company and its subsidiaries have tax credits for income tax and the Social Contribution tax, arising from balances of tax losses, negative base for the Social Contribution tax, and temporary differences, at the rates of 25% (for Income tax) and 9% (for the Social Contribution tax), as follows:

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Deferred tax assets
Tax loss carryforwards	523,595	290,272	165,235	202,797
Provisions	1,092,557	1,027,279	527,166	547,277
Post-retirement obligations	1,179,257	1,175,074	144,176	121,973
Estimated provision for doubtful receivables	207,415	228,801	7,775	7,192
Taxes with suspended liability	14,093	201,711	—	—
Paid concession	8,227	8,262	—	—
Adjustment to fair value: Swap/loss	12,923	—	—	—
Others	14,212	22,096	—	190

Total	3,052,279	2,953,495	844,352	879,429

Deferred tax liabilities
Funding cost	(31,115)	(44,835)	—	—
Deemed cost	(275,543)	(268,009)	—	—
Cost of acquisition of equity interests	(463,573)	(481,488)	(87,613)	(90,111)
Borrowing costs capitalized	(165,582)	(148,559)	—	—
Taxes on revenues not redeemed – Presumed Profit accounting method	(785)	(1,549)	—	—
Transmission assets: Indemnity gain	(937,485)	(516,985)	—	—
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession	—	(270,553)	—	—
Others	(41,657)	(6,270)	—	—

Total	(1,915,740)	(1,738,248)	(87,613)	(90,111)

Total, net	1,136,539	1,215,247	756,739	789,318

Total assets	1,871,228	1,797,453	756,739	789,318
Total liabilities	(734,689)	(582,206)	—	—

The changes in deferred income and Social Contribution taxes were as follows:

R$ ’000	Consolidated	Holding company
(2) Balance at December 31, 2015	809,232	778,120
(3) Effects allocated to Profit and loss account	140,660	(11,053)
(4) Effects allocated to Statement of comprehensive income	265,283	22,251
(5) Variations in deferred tax assets and liabilities	72	—

(6) Balance at December 31, 2016	1,215,247	789,318

(7) Effects allocated to Profit and loss account	(197,912)	(54,611)
(8) Effects allocated to Statement of comprehensive income	132,781	22,032
(9) Variations in deferred tax assets and liabilities	(13,577)	—

Balance at December 31, 2017	1,136,539	756,739

At its meeting on March 28, 2018, the Board of Directors approved a technical study prepared by the Finance Department, on the forecasts for the Company’s future taxable profits. This study was also submitted to examination by the Fiscal Council on March 28, 2018.

Under the current Brazilian tax legislation deductible temporary differences and accumulated tax losses do not expire by limitation of time. Deferred tax assets have been recognized in relation to these items, because it is probable that the future taxable profits will be available for the Company to be able to use the benefits of these items. The utilization of tax loss and negative tax-balance carryforwards is limited to 30% of the tax net income in each business year.

According to the individual estimates of the Company and its subsidiaries, the future taxable profits enable the Deferred tax asset existing on December 31, 2017 to be realized, as follows:

R$ ’000	Consolidated	Holding company
(10)2018	420,670	121,429
(11)2019	477,281	134,576
(12)2020	476,326	139,320
(13)2021	452,182	123,948
(14)2022	465,267	141,602
(15)2023–2025	493,027	143,682
(16)2026–2027	267,526	39,795

	3,052,279	844,352

d)	Reconciliation of the expense on income and Social Contribution taxes

This table reconciles the nominal expense on income tax (rate 25%) and the Social Contribution tax (rate 9%) with the actual expense, presented in the Statement of income:

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Profit before income and Social Contribution taxes	1,645,856	367,927	1,141,275	421,490
Income tax and Social Contribution tax – nominal expense	(559,591)	(125,095)	(388,034)	(143,307)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	(128,769)	(132,192)	279,329	(88,332)
Interest on Equity	—	129,200	—	129,200
Gain on dilution of an equity interest	7,686	—	—	—
Deduction – Intangible assets of concession amortized – capital gain – Taesa	—	20,233	—	20,233
Non-deductible contributions and donations	(6,118)	(3,867)	(592)	(684)
Tax incentives	10,534	2,831	2,028	2,345
Provision for voluntary retirement program	242	—	242
Tax credits not recognized	—	4,523	—	—
Difference between Presumed Profit and Real Profit	80,750	126,304	—	—
Non-deductible penalties	(13,559)	(15,775)	(11)	(19)
Excess reactive power and demand	(2,030)	(12,369)	—	—
Write-down of part of estimated losses for doubtful debtors	—	(21,581)	—	—
Others	(33,405)	(5,385)	(33,283)	(6,592)

Income tax and Social Contribution – effective gain (expense)	(644,260)	(33,173)	(140,321)	(87,156)

Current tax	(446,348)	(173,833)	(85,710)	(76,103)
Deferred tax	(197,912)	140,660	(54,611)	(11,053)

	(644,260)	(33,173)	(140,321)	(87,156)
Effective rate	(37.80% )	(9.02% )	(12.12% )	(20.68% )

11.	RESTRICTED CASH

The total recorded as Restricted cash, R$ 106,227 in the Consolidated accounts and R$ 87,872 in the Holding company accounts, refers mainly to the amount deposited with a financial institution, in accordance with the shareholders’ agreement of jointly controlled RME, as a guarantee for settlement of the options to sell an interest in that company.

12.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

As disclosed in Note 24, during 2017 the Company’s management held negotiations with the government of the State of Minas Gerais, and obtained the approvals requested by its governance bodies to sign a Debt Recognition Agreement with Minas Gerais State, through its Tax Office. In the agreement, signed on October 25, 2017, the State undertook to return to the Company the total amount deposited, after monetary updating by the IGP-M index, in relation to the administrative dispute on the criterion to be used for updating of the amounts passed through by the State government as an advance for future capital increase in the previous year.

The Debt Recognition Undertaking signed between the parties specifies return by Minas Gerais State of R$ 281,309, of which R$ 239,445 relates to the historical amount of the deposit, and R$ 41,864 relates to its monetary updating to December 31, 2017, paid in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first becoming on November 10, 2017. Further, Clause 3 of the Undertaking states that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues. Up to December 31, 2017, a total of R$ 46,291 had been received, and a balance receivable of R$ 235,018 remained.

13.	ESCROW DEPOSITS

These deposits are mainly for legal actions relating to labor and tax obligations contingencies.

The most important escrow deposits refer to tax disputes, mainly on the Pasep and Cofins taxes – in actions seeking exclude the ICMS (VAT) tax amount from the total taxable amount on which the Pasep and Cofins taxes are charged.

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Labor claims	303,699	259,415	35,270	31,231
Tax contingencies
Income tax on Interest on Equity	26,861	24,130	244	510
Pasep and Cofins taxes (1)	1,337,086	746,340	—	—
ICMS (VAT) credits on PP&E	—	36,657	—	—
Donations and legacy tax (ITCD)	48,981	45,620	48,541	45,181
Urban property tax (IPTU)	79,505	80,345	68,675	65,694
Finsocial tax	37,170	37,399	37,170	37,399
Income and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit	267,432	255,127	12,853	12,262
Others	116,585	59,247	31,252	28,702

	1,913,620	1,284,865	198,735	189,748
Others
Monetary updating on AFAC – Minas Gerais state government (3)	—	239,445	—	239,445
Regulatory	60,243	60,227	29,589	27,374
Third party	16,094	13,484	5,811	6,015
Consumer relations	6,204	5,598	1,561	1,548
Court embargo	14,358	7,877	5,515	3,118
Others	21,414	15,968	1,310	1,389

	118,313	342,599	43,786	278,889

	2,335,632	1,886,879	277,791	499,868

(1)	The escrow deposits relating to Pasep and Cofins taxes refer to the case challenging the constitutionality of inclusion of the ICMS (VAT), which has been charged, within the amount on which the Pasep and Cofins taxes are calculated. See more details in Note 20.
(2)	See more details in Note 24 – Provisions under the section relating to the ‘Anuênio’.
(3)	Administrative deposit in the case seeking suspension of enforceability of the credit charged by the Minas Gerais State Government for a difference in the monetary updating on the Advance for Future Capital Increase (Adiantamento contra Futuro Aumento de Capital, or AFAC). For more details please see Notes 12 and 24.

14.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies were given on tariffs charged to users of distribution services, to be reimbursed to distributors by payments of funds from the Energy Development Account (CDE).

In 2017, the amount appropriated as incoming subsidies was R$ 841,767 (R$ 791,609 in 2016). Of the amount provisioned, Cemig D has R$ 73,345 receivable (R$ 63,751 in 2016), this is recognized in Current assets.

15.	CONCESSION FINANCIAL ASSETS AND LIABILITIES

Consolidated R$ ’000	2017	2016
Assets related to infrastructure (1)
Distribution concessions	369,762	216,107
Transmission concessions (1.2)	547,800	482,281
Indemnity receivable – Transmission (1.1)	1,928,038	1,805,230
Indemnity receivable – Generation (1.3)	1,900,757	546,624
Concession grant fee – Generation concessions (1.4)	2,337,135	2,253,765

	7,083,492	5,304,007
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	369,010	397,725

Total	7,452,502	5,701,732

Current assets	847,877	730,488
Non-current assets	6,604,625	4,971,244

Financial liabilities of the concession – consolidated R$ ’000	2017	2016
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	414,800	804,975
Current liabilities	414,800	481,835
Non-current liabilities	—	323,140

The changes in Concession financial assets related to infrastructure are as follows:

R$ ’000	Transmission	Generation	Distribution	Consolidated
Balances at December 31, 2015	1,501,441	546,424	135,983	2,183,848

Additions	53,823	534	—	54,357
Addition – Grant Fee – Plants	—	2,216,353	—	2,216,353
Disposals	(2,943)	(334)	(349)	(3,626)
Amounts received	(15,482)	(314,321)	—	(329,803)
Transfers between PP&E, Financial assets and Intangible Assets	(429)	—	72,891	72,462
Updating of the Concession Grant Fee	—	351,733	—	351,733
Adjustment of expectation of cash flow from the Concession financial assets	—	—	7,582	7,582
Monetary updating	751,101	—	—	751,101

Balances at December 31, 2016	2,287,511	2,800,389	216,107	5,304,007

Additions	24,827	—	—	24,827
Transfers of indemnity – plants not renewed	—	1,082,526	—	1,082,526
Amounts received	(264,164)	(233,511)	—	(497,675)
Transfers between PP&E, Financial assets and Intangible assets	1,830	—	145,283	147,113
Monetary updating	223,962	316,881	—	540,843
Adjustment of expectation of cash flow from the Concession financial assets	54,358	—	8,587	62,945
Disposals	(1,741)	—	(215)	(1,956)
Adjustment of BRR of Transmission Assets (Note 26)	149,255	—	—	149,255
Adjustment on indemnities of plants not renewed (Ministerial Order 291) – including financial updating	—	271,607	—	271,607

Balances at December 31, 2017	2,475,838	4,237,892	369,762	7,083,492

3)	Assets related to infrastructure

The energy distribution and transmission and the gas distribution contracts of the subsidies are within the criteria for application of Technical Interpretation ICPC 01 (IFRIC 12), which governs accounting of concessions. They refer to the investment made in infrastructure that will be the subject of indemnity by the concession grantor, during the period and at the end of the concessions, as specified in the regulations of the energy sector and in the concession contracts signed by Cemig and its subsidiaries with the related concession grantors.

1.4)	Transmission – Indemnity receivable

Cemig GT’s transmission concession contracts are within the criteria for application of Technical Interpretation ICPC 01 (IFRIC 12), which deals with accounting of concession contracts, and refer to invested infrastructure that will be the subject of indemnity by the Concession grantor during and at the end of their concession periods, as laid down in the regulations for the energy sector, and in the concession contract.

Aneel Normative Resolution 589, of December 10, 2013, set the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, for the purposes of indemnity.

On April 22, 2016 the Mining and Energy Ministry (Ministério de Minas e Energia, or MME) published its Ministerial Order 120, setting the deadline and method of payment for the remaining amount of the indemnity. The Ministerial Order determined that the amounts homologated by Aneel should become part of the Regulatory Remuneration Asset Base (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

On August 16, 2016 Aneel, by its Dispatch 2,181, homologated the amount of R$ 892,050, in currency of November 2012, for the portion of the reversible assets not yet amortized, for the purposes of indemnity to Cemig GT. This was recorded as a financial asset, with specific maturity and interest rate, in accordance with its characteristics.

The amount of indemnity to be received, updated to December 31, 2017, in the amount of R$ 1,928,038, corresponds to the following credits:

Portions of remuneration and depreciation not paid since the extensions of concessions

The portions of remuneration and depreciation not paid since the extensions of the concessions, up to the tariff process of 2017, in the amount of R$ 992,802, are to be updated by the IPCA (Expanded National Consumer Price) inflation index, and remunerated at the weighted average cost of capital of the transmission industry as defined by Aneel in the methodologies for periodic tariff review of revenues of concession holders, to be paid over a period of eight years, in the form of reimbursement through the RAP (for more details see Note 26(g)).

Indemnity of transmission assets – injunction awarded to industrial customers

On April 10, 2017, an interim court remedy was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against Aneel and the federal government requesting suspension of the effects on their tariffs of payment of the indemnity for transmission assets payable to agents of the energy sector who accepted the terms of Law 12,783/2013.

The preventive remedy was partial, with effects related to suspension of the inclusion in the consumer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of capital included since the date of extension of the concessions – this amounts to R$ 316,138 at December 31, 2017.

Complying with the court decision, Aneel, in its Technical Note 183/201-SGT/ANEEL of June 22, 2017, presented the new calculation, excluding the amounts that refer to the cost of own capital. Cemig GT believes that this is a provisional decision, and that its right to receive the amount referring to the assets of the basic national grid system (Rede Básica Sistema Elétrico, or RBSE) is guaranteed by law, so that no adjustment to the amount posted at December 31, 2017 is necessary.

Adjustment of BRR of the Transmission Assets – Aneel Technical Note 183/2017

In the tariff review processes of Cemig GT, ratified on June 23, 2009 (with effects since July 1, 2005) and on June 8, 2010 (with effects backdated to July 1, 2009), the benefit of addition of certain conducting cables, which have been the subject of an application by Cemig GT, was not included in the tariff calculation. Cemig GT applied for inclusion of these assets in the Remuneration Assets Base and, consequently, for reconsidering the amounts not included in the prior tariff reviews.

Aneel ruled in favor of Cemig GT’s application, and calculated the differences between the amounts of revenue ratified in the above-mentioned tariff reviews and the new values calculated for inclusion of the said conducting cables in the Remuneration Assets Base for the period from July 2005 to December 2012. Updated, these amounts were calculated to total R$ 149,255, at June 2017 prices, to be received by Cemig GT in 12 months, via RAP. At December 31, 2017, the amount receivable was R$ 74,627.

Remaining balance to be received through RAP

The remaining balance, of R$ 544,471, was incorporated into the regulatory remuneration base of assets, and is being recovered via RAP.

Cemig GT expects to receive in full the credits receivable in relation to the indemnity for the transmission assets, whose changes are as follows:

R$ ’000
Regulatory Remuneration Base (BRR) – Dispatch 2,181 of 2016	1,177,488
Amount of the indemnity received	(285,438)

Net value of the assets for purposes of indemnity	892,050
Updating per MME Order 120/16 – IPCA index / Cost of own capital – Jan. 2013 to Dec. 2016	913,180

Balance at December 31, 2016	1,805,230
Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017	149,255
Updating per MME Order 120/16 – IPCA index / Cost of own capital – Jan. 2013 to June 2017	120,600
Monetary updating	103,362
Amounts received	(250,409)

Total at December 31, 2017	1,928,038

1.5)	Transmission – Assets remunerated by tariff

For new assets related to improvements and strengthening of facilities implemented by transmission concession holders, Aneel calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Proret Tariff Regulation Procedures.

Under the Proret, the revenue established in the Resolutions is payable to the transmission companies as from the date of start of commercial operation of the facilities. In the periods between reviews, the revenues associated with the improvements and strengthening of facilities are provisional. They are then definitively decided in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect since the date of start of commercial operation. At December 31, 2017, the amount receivable by the subsidiary Cemig GT is R$ 547,800.

1.6)	Generation – Indemnity receivable

Plants operated under the ‘Quotas’ regime as from January 1, 2016

As from August 2013, there were expiry dates of the concessions for various plants operated by Cemig GT under Concession Contract 007/1997. As from the termination of the concession, Cemig GT held the right to indemnity of the assets not yet amortized, as specified in that concession contract. The accounting balances corresponding to these assets, including the deemed cost, are recognized as financial assets. Their total at December 31, 2017 was R$ 816,411 (R$ 546,624 on December 31, 2016).

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historic cost R$ ’000	Net balance of assets based on deemed cost R$ ’000
Lot D:
Três Marias Hydroelectric Plant	July 2015	396	71,694	413,450
Salto Grande Hydroelectric Plant	July 2015	102	10,835	39,379
Itutinga Hydroelectric Plant	July 2015	52	3,671	6,589
Camargos Hydroelectric Plant	July 2015	46	7,818	23,095
Piau Small Hydroelectric Plant	July 2015	18.01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	July 2015	14	1,232	10,262
Peti Small Hydroelectric Plant	July 2015	9.4	1,346	7,871
Dona Rita Small Hydroelectric Plant	Sep. 2013	2.41	534	534
Tronqueiras Small Hydroelectric Plant	July 2015	8.5	1,908	12,323
Joasal Small Hydroelectric Plant	July 2015	8.4	1,379	7,622
Martins Small Hydroelectric Plant	July 2015	7.7	2,132	4,041
Cajuru Small Hydroelectric Plant	July 2015	7.2	3,576	4,252
Paciência Small Hydroelectric Plant	July 2015	4.08	728	3,936
Marmelos Small Hydroelectric Plant	July 2015	4	616	4,265
Others:
Volta Grande Hydroelectric Plant	Feb. 2017	380	25,621	70,118
Miranda Hydroelectric Plant	Dec. 2016	408	26,710	22,546
Jaguara Hydroelectric Plant	Aug. 2013	424	40,452	174,203
São Simão Hydroelectric Plant	Jan. 2015	1,710	2,258	2,920

		3,601.70	204,041	816,411

As specified in Aneel Normative Resolution 615/2014, the valuation report of indemnity for the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been delivered to Aneel. The Company and its subsidiaries do not expect losses on realization of these assets.

On December 31, 2017, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174,203, R$ 2,920 and R$ 22,546 respectively, are classified as Concession financial assets, and the decision on the final amounts to be indemnified is in a process of discussion with Aneel. Management of the Company and its subsidiaries do not expect losses in realization of these amounts.

Miranda and São Simão plants

The amounts of the basic project of the plants were transferred to the account Indemnities receivable, and updated in monetary terms in accordance with Mining and Energy Ministry Order 291, of August 3, 2017, as shown below (R$ ’000):

Plant	Concession termination date	Net balance of assets on 2017 based on historical cost, R$ ‘000	Net balance of assets on 2017 based on deemed cost, R$ ‘000	Net balance of assets of basic plan, based on Deemed Cost at December 31, 2017 (A)	Adjustment (1) (B)	Amounts based on MME Order 291 (A)+(B)	Monetary updating (C)	Net balance of assets of basic project, at 2017 (A)+(B)+(C)
Miranda	Dec. 2016	750,844	632,541	609,995	174,157	784,152	25,373	809,525
São Simão	Jan. 2015	62,746	205,664	202,744	40,855	243,599	31,222	274,821

		813,590	838,205	812,739	215,012	1,027,751	56,595	1,084,346

(1)	Adjustment of the non-amortized balance of the concessions of the São Simão and Miranda plant, as per MME Order 291/17, which together with updating of R$ 56,595 corresponds to a total adjustment of R$ 271,607.

Further details are in Note 4.

1.3)	Concession grant fee – Generation concessions

In June 2016, the Concession Contracts 08 to 16/2016, relating to 18 hydroelectric plants of Lot D of Aneel Auction 12/2015, won by Cemig GT, was transferred to the related specific-purpose entities (SPEs), wholly-owned subsidiaries of Cemig GT, as follows (R$ ’000):

SPE	Plants R$ ’000	Balance at 2016	Monetary updating	Amounts received	Balance at 2017
Cemig Geração Três Marias S.A.	Três Marias	1,283,197	172,402	(125,465)	1,330,134
Cemig Geração Salto Grande S.A.	Salto Grande	402,639	54,322	(39,568)	417,393
Cemig Geração Itutinga S.A.	Itutinga	149,904	22,512	(16,822)	155,594
Cemig Geração Camargos S.A.	Camargos	112,447	16,786	(12,523)	116,710
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência, Piau	146,553	23,237	(17,620)	152,170
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade, Tronqueiras	99,315	17,198	(13,380)	103,133
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto, Martins	59,710	10,424	(8,133)	62,001

Total		2,253,765	316,881	(233,511)	2,337,135

SPE	Plants R$ ’000	Balances transferred on May 31, 2015	Monetary updating	Amounts received	Balance at 2016
Cemig Geração Três Marias S.A.	Três Marias	1,260,400	191,681	(168,884)	1,283,197
Cemig Geração Salto Grande S.A.	Salto Grande	395,523	60,377	(53,261)	402,639
Cemig Geração Itutinga S.A.	Itutinga	147,662	24,886	(22,644)	149,904
Cemig Geração Camargos S.A.	Camargos	110,746	18,558	(16,857)	112,447
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência, Piau	144,603	25,668	(23,718)	146,553
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade. Tronqueiras	98,301	19,024	(18,010)	99,315
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto, Martins	59,118	11,539	(10,947)	59,710

Total		2,216,353	351,733	(314,321)	2,253,765

Cemig’s offer for acquisition of grant of the 30-year concession for the 18 hydroelectric plants was R$ 2,216,353. Of this fee, 65% was paid on January 4, 2016, and the remaining 35% (initially R$ 775,724) was paid on July 1, 2016 (updated by the Selic rate to a total payment of R$ 827,921). The amount of the concession grant fee was recognized as a financial asset, due to Cemig GT having the unconditional right to receive the amount paid, plus updated by the IPCA Index and remuneratory interest, during the period of the concession.

In 2016, all of the output of the plants was sold in the Regulated Market under the Physical Guarantee Quotas system. Starting in 2017, the second phase of the contract came into effect: 70% of the energy produced by these plants was sold in the Regulated Market and 30% in the Free Market.

4)	Account for compensation of variation of portion A items (CVA) and Other financial comand Other financial components in tariff adjustments

The Amendment that extended the period of the concession of Cemig D guarantees that, in the event of extinction of the concession, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be included by the Concession grantor in the total of the indemnity. The balances on (i) the CVA (Compensation for Variation of Portion A items) Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made.

The variations are subject of monetary updating based on the Selic rate and compensated in the subsequent tariff adjustments.

The balances of these financial assets and liabilities are shown below. Please note that in the financial statement the balances of each line are presented at net value, in assets or liabilities, in accordance with the tariff adjustments approved or to be approved:

Balance sheet R$ ’000	2017			2016
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	381,588	2,330,978	2,712,566	1,443,964	924,914	2,368,878
Current assets	381,588	1,379,162	1,760,750	1,443,964	547,241	1,991,205
Non-current assets	—	951,816	951,816	—	377,673	377,673
Liabilities	(796,388)	(1,961,968)	(2,758,356)	(1,046,239)	(1,729,889)	(2,776,128)
Current liabilities	(796,388)	(1,220,637)	(2,017,025)	(1,046,239)	(1,029,076)	(2,075,315)
Non-current liabilities	—	(741,331)	(741,331)	—	(700,813)	(700,813)

Total current, net	(414,800)	158,525	(256,275)	397,725	(481,835)	(84,110)

Total non-current, net	—	210,485	210,485	—	(323,140)	(323,140)

Total, net	(414,800)	369,010	(45,790)	397,725	(804,975)	(407,250)

	2017			2016
Financial components R$ ’000	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Portion A’
Energy Development Account (CDE) quota	(154,234)	(89,414)	(243,648)	202,801	(244,840)	(42,039)
Tariff for use of transmission facilities of grid participants	9,058	23,448	32,506	1,923	8,103	10,026
Tariff for transport of Itaipu supply	2,332	1,306	3,638	5,254	3,926	9,180
Alternative power source program (Proinfa)	(5,148)	1,513	(3,635)	13,080	4,247	17,327
ESS/EER System Service/Energy Charges (1)	(40,105)	(586,413)	(626,518)	(54,989)	(189,063)	(244,052)
Energy bought for resale (2)	(90,616)	1,326,263	1,235,647	422,852	(78,922)	343,930
Other financial components
Overcontracting of supply	8,357	(211,337)	(202,980)	(104,671)	(55,834)	(160,505)
Neutrality of Portion A	(30,581)	74,076	43,495	78,254	(76,367)	1,887
Other financial items	(111,825)	—	(111,825)	(166,779)	(162,614)	(329,393)
Tariff Flag balances (3)	—	(134,008)	(134,008)	—	(13,611)	(13,611)
Excess demand and reactive power (4)	(2,038)	(36,424)	(38,462)	—	—	—

TOTAL	(414,800)	369,010	(45,790)	397,725	(804,975)	(407,250)

(1)	Due to the great increase in the costs of hydrology risk, as from July 2017, Aneel changed the rules for pass-through of the excess on the Energy Reserve Account (Conta de Energia de Reserva, or Coner), to relieve the cash pressure of the distributors. Cemig D received approximately R$ 254,000 from Coner, not included in the tariff coverage, directly impacting the CVA amount of the ESS/EER to be returned to the consumer.
(2)	Due to unfavorable hydrology condition since July 2017, there has been less hydroelectric generation and as a result more dispatching of thermal plants, increasing the spot price (PLD), and affecting the level of reduction of the physical power offtake guarantee of the hydroelectric plants. For the distributors, this results in higher costs of CCEAR (Regulated Market) contracts with thermal plants, and higher hydrology risk costs for the Itaipu plant, for those that trade power supply under Physical Guarantee Quotas, and for those that sold CCEARs and renegotiated the hydrology risk. In view of these factors, the difference from the cost taken into account in setting the tariff is greater, resulting in an increase in the deferred asset related to purchase of power supply on December 31, 2017.
(3)	Billing arising from the ‘Flag’ Tariff System not yet homologated by Aneel.
(4)	Under Proret 2.1A, from this point onward amounts of excess of demand and excess of reactive power were appropriated to sector financial liabilities, and will be amortized only at the time of homologation of the 5th periodic tariff review cycle.

Changes in balances of financial assets and liabilities:

R$ ’000
Balance on December 31, 2015	1,349,656

(–) Net constitution of financial liabilities	(858,003)
(–) Amortization	(597,054)
(–) Payments from the Flag Tariff Centralizing Account	(341,244)
(–) Transfer (1)	(164,957)
(+) Updating – Selic rate (2)	204,352

Balance at December 31, 2016	(407,250)

(–) Net constitution of financial assets	810,634
(–) Amortization	177,626
(–) Payments from the Flag Tariff Centralizing Account	(585,527)
(+) Updating – Selic rate (2)	(41,273)

Balance on December 31, 2017	(45,790)

(1)	The financial component constituted to be passed through to the tariff at the next tariff adjustment, arising from court decisions (injunctions/provisional remedy) in court actions challenging part of the amount of the CDE (Energy Development Account) charge, was reclassified to Credits owed by Eletrobras, and will be amortized with counterpart in deductions from the monthly CDE charges to be paid to Eletrobras, as per a Dispatch issued by Aneel in 2016.
(2)	Include a complementary amount relating to homologation of the CVA by Aneel which took place in May 2016.

Payments from the Flag Tariff Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to short term market prices, and the amount covered by the tariff in force.

Pass-throughs of funds from the Flag Account in 2017 totaled R$ 585,527 (R$ 341,244 in 2016) and were recognized as a partial realization of the CVA receivable previously constituted.

The amount referred to above includes the receipt of the ‘Flag’ tariff amounts for December 2016, totaling R$ 2,406, which was posted in sector Financial liabilities only in January 2017 when approved by Aneel. The remaining balance of R$ 583,121 refers to the period January through November 2017.

16.	INVESTMENTS

This table gives a summary of the financial information on the affiliated companies and jointly-controlled entities. The information below reflects the percentage of the Company’s equity interest in each company.

R$’000	Control	Consolidated		Holding company
		2017	2016	2017	2016
Cemig Geração e Transmissão	Subsidiary	—	—	4,793,832	4,583,195
Hidrelétrica Cachoeirão	Jointly-controlled	57,957	50,411	—	—
Guanhães Energia	Jointly-controlled	25,018	—	—	—
Hidrelétrica Pipoca	Jointly-controlled	26,023	31,809	—	—
Retiro Baixo	Jointly-controlled	157,773	161,848	—	—
Aliança Norte (Belo Monte plant)	Jointly-controlled	576,704	527,498	—	—
Madeira Energia (Santo Antônio plant)	Affiliated	534,761	643,890	—	—
FIP Melbourne (Santo Antônio plant)	Affiliated	582,504	677,182	—	—
Lightger	Jointly-controlled	40,832	41,543	—	—
Baguari Energia	Jointly-controlled	148,422	162,106	—	—
Renova	Jointly-controlled	282,524	688,625	—	—
Aliança Geração	Jointly-controlled	1,242,170	1,319,055	—	—
Central Eólica Praias de Parajuru	Jointly-controlled	60,101	63,307	—	—
Central Eólica Volta do Rio	Jointly-controlled	67,725	81,228	—	—
Central Eólica Praias de Morgado	Jointly-controlled	50,569	59,586	—	—
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	866,554	781,022	—	—
Usina Hidrelétrica Itaocara S.A.	Jointly-controlled	3,699	2,782	—	—
Cemig Distribuição	Subsidiary	—	—	3,737,310	2,499,867
Light	Jointly-controlled	1,534,294	1,070,477	1,083,140	1,070,477
Taesa	Jointly-controlled	1,101,462	1,582,633	1,101,462	1,582,633
CemigTelecom	Subsidiary	—	—	247,313	191,515
Ativas Data Center	Affiliated	17,450	17,741	—	—
Gasmig	Subsidiary	—	—	1,418,271	1,419,492
Rosal Energia	Subsidiary	—	—	106,897	141,038
Sá Carvalho	Subsidiary	—	—	102,536	106,111
Horizontes Energia	Subsidiary	—	—	53,165	52,396
Usina Térmica Ipatinga	Subsidiary	—	—	4,932	4,009
Cemig PCH	Subsidiary	—	—	96,944	91,969
LEPSA (1)	Subsidiary	—	343,802	455,861	343,802
RME	Jointly-controlled	383,233	340,063	383,233	340,063
Companhia Transleste de Transmissão	Jointly-controlled	—	21,588	—	21,588
UTE Barreiro	Subsidiary	—	—	17,982	39,266
Companhia Transudeste de Transmissão	Jointly-controlled	—	20,505	—	20,505
Empresa de Comercialização de Energia Elétrica	Subsidiary	—	—	18,403	20,154
Companhia Transirapé de Transmissão	Jointly-controlled	—	23,952	—	23,952
Efficientia	Subsidiary	—	—	7,084	4,868
Cemig Comercializadora de Energia Incentivada	Subsidiary	—	—	2,004	1,867
Companhia de Transmissão Centroeste de Minas	Jointly-controlled	20,584	21,171	20,584	21,171
Cemig Trading	Subsidiary	—	—	29,206	28,635
Axxiom Soluções Tecnológicas	Jointly-controlled	11,866	19,264	11,866	19,264
Cemig Overseas	Subsidiary	—	—	158	20

Total of investments		7,792,225	8,753,088	13,692,183	12,627,857

Guanhães – Uncovered liabilities of jointly-controlled entity	Jointly-controlled	—	(59,071)	—	—

Total		7,792,225	8,694,017	13,692,183	12,627,857

(1)	On November 2017, the Company acquired all the shares of Lepsa, and therefore as from that date now consolidates that company in its financial statement. Lepsa’s sole assets are common and preferred shares in Light. Hence the Company no longer presents the investment that it previously held in Lepsa in its consolidated statement, presenting only the interest in Light.
(2)	Cemig Overseas: formed in Spain for assessment of investment opportunities outside Brazil. It had no operational activity at December 31, 2017.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interest in the Santo Antônio power plant, and Ativas Data Center, which are affiliated companies in which the interests held (by Cemig GT and Cemig Telecom, respectively) exercise significant influence. It was as from the fourth quarter of 2016 that Ativas Data Center became an investee in which Cemig has significant influence.

a)	Right to exploitation of the regulated activity

In the process of allocation of the acquisition price of the jointly-controlled subsidiaries, a valuation was made of the intangible assets relating to the right to operate the regulated activity. This asset is presented jointly with the historical value of the investments in the previous table. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

	2015	Addition	Amortization	Written off	2016	Addition	Amortization	Written off	2017
Cemig Geração e Transmissão	1,123,096	—	(56,468)	(762,691)	303,937	—	(13,701)	(4,468)	285,768
Renova (1)	805,458	—	(42,767)	(762,691)	—		—	—	—
Retiro Baixo	30,706	—	(1,181)	—	29,525	—	(1,181)	—	28,344
Central Eólica Praias de Parajuru	20,868	—	(1,527)	—	19,341	—	(1,527)	(1,311)	16,503
Central Eólica Volta do Rio	14,818	—	(1,011)	—	13,807	—	(1,010)	(1,762)	11,035
Central Eólica Praias de Morgado	29,461	—	(2,055)	—	27,406	—	(2,055)	(1,395)	23,956
Madeira Energia (Santo Antônio plant)	163,296	—	(5,956)	—	157,340	—	(5,956)	—	151,384
Aliança Norte (Belo Monte plant)	58,489	—	(1,971)	—	56,518	—	(1,972)	—	54,546
Taesa	414,774	—	(17,371)	(109,257)	288,146	—	(13,207)	(86,194)	188,745
Light	231,163	—	(22,363)	—	208,800	—	(22,363)	—	186,437
Gasmig	215,410	—	(7,912)	—	207,498	—	(7,912)	—	199,586
Lepsa	—	49,695	(1,266)	—	48,429	—	(5,357)	(43,072)	—
RME	—	49,694	(1,265)	—	48,429	—	(5,064)	—	43,365

OVERALL TOTAL	1,984,443	99,389	(106,645)	(871,948)	1,105,239	—	(67,604)	(133,734)	903,901

(1)	On December 31, 2016 there was a downward adjustment in the intangible concession assets of Renova, which in consolidated affected the equity method result of Cemig GT.

Consolidated R$ ’000	2015	Addition	Amortization	Written off	2016	Addition	Amortization	Written off	2017
Taesa	414,774	—	(17,371)	(109,257)	288,146	—	(13,207)	(86,194)	188,745
Light	231,163	—	(22,363)	—	208,800	—	(22,363)	—	186,437
Gasmig	215,410	—	(7,912)	—	207,498	—	(7,912)	—	199,586
Lepsa	—	49,695	(1,266)	—	48,429	—	(5,357)	(43,072)	—
RME	—	49,694	(1,265)	—	48,429	—	(5,064)	—	43,365

TOTAL	861,347	99,389	(50,177)	(109,257)	801,302	—	(53,903)	(129,266)	618,133

b)	This table shows the movement of investments in subsidiaries and jointly-controlled entities:

Holding company R$ ’000	2016	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Sales	Loss	Others	2017
Cemig Geração e Transmissão	4,583,195	428,458	(103,591)	(214,230)	100,000	—	—	—	4,793,832
Cemig Distribuição	2,499,867	(117,313)	(145,244)	—	1,500,000	—	—	—	3,737,310
CemigTelecom	191,515	5,821	(680)	—	50,657	—	—	—	247,313
Rosal Energia	141,038	15,079	(18,252)	(30,968)	—	—	—	—	106,897
Sá Carvalho	106,111	25,056	—	(28,631)	—	—	—	—	102,536
Gasmig	1,419,492	133,374	—	(134,595)	—	—	—	—	1,418,271
Horizontes Energia	52,396	19,562	—	(18,793)	—	—	—	—	53,165
Usina Térmica Ipatinga	4,009	1,258	—	(335)	—	—	—	—	4,932
Cemig PCH	91,969	28,344	—	(23,369)	—	—	—	—	96,944
Lepsa	343,802	9,970	(2,002)	—	147,163	—	(43,072)	—	455,861
RME	340,063	6,841	(1,942)	—	38,195	—	—	76	383,233
Companhia Transleste de Transmissão	21,588	4,985	—	(6,656)	—	(19,917)	—	—	—
UTE Barreiro	39,266	(1,749)	—	(5,535)	—	—	—	(14,000)	17,982
Companhia Transudeste de Transmissão	20,505	3,709	—	(11,849)	—	(12,365)	—	—	—
Empresa de Comercialização de Energia Elétrica	20,154	35,696	—	(37,447)	—	—	—	—	18,403
Companhia Transirapé de Transmissão	23,952	4,451	—	(6,687)	—	(21,716)	—	—	—
Efficientia	4,868	3,388	—	(1,171)	—	—	—	(1)	7,084
Cemig Comercializadora de Energia Incentivada	1,867	779	—	(642)	—	—	—	—	2,004
Companhia de Transmissão Centroeste de Minas	21,171	5,058	—	(5,644)	—	—	—	(1)	20,584
Light	1,070,477	18,176	(5,513)	—	—	—	—	—	1,083,140
Cemig Trading	28,635	56,127	—	(55,555)	—	—	—	(1)	29,206
Axxiom Soluções Tecnológicas	19,264	(7,398)	—	—	—	—	—	—	11,866
Taesa	1,582,633	216,330	—	(182,687)	—	(514,814)	—	—	1,101,462
Cemig Overseas	20	—	—	—	138	—	—	—	158

	12,627,857	896,002	(277,224)	(764,794)	1,836,153	(568,812)	(43,072)	(13,927)	13,692,183

Advance against future capital increase, in Cemig D

On December 11, 2017, the Board of Directors authorized transfer to Cemig D of up to R$ 1,600,000, as an advance against future capital increase (Adiantamento para Futuro Aumento de Capital, or AFAC), to be subsequently converted into a capital increase, through decision in a future Extraordinary General Meeting of Cemig D: R$ 1,500,000 was transferred in December 2017, and R$ 100,000 in February 2018.

On February 8, 2018 the Board of Directors authorized a further transfer to Cemig D of up to R$ 600,000, as advance against future capital increase.

Consolidated R$ ’000	2016	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Sales	Others	2017
Companhia Transleste de Transmissão	21,588	4,985	—	(6,656)	—	(19,917)	—	—
Companhia Transudeste de Transmissão	20,505	3,709	—	(11,849)	—	(12,365)	—	—
Companhia Transirapé de Transmissão	23,952	4,451	—	(6,687)	—	(21,716)	—	—
Companhia de Transmissão Centroeste de Minas	21,171	5,058	—	(5,644)	—	—	(1)	20,584
Light	1,070,477	34,807	(5,513)	—	—	—	434,523	1,534,294
Axxiom Soluções Tecnológicas	19,264	(7,398)	—	—	—	—	—	11,866
Lepsa	343,802	295	(2,002)	—	—	—	(342,095)	—
RME	340,063	6,841	(1,942)	—	38,195	—	76	383,233
Hidrelétrica Cachoeirão	50,411	10,187	—	(2,641)	—	—	—	57,957
Guanhães Energia (1)	—	(13,099)	—	—	97,188	—	(59,071)	25,018
Hidrelétrica Pipoca	31,809	2,292	—	(8,078)	—	—	—	26,023
Madeira Energia (Santo Antônio plant)	643,890	(109,129)	—	—	—	—	—	534,761
FIP Melbourne (Santo Antônio plant)	677,182	(94,678)	—	—	—	—	—	582,504
Lightger	41,543	1,858	—	(2,569)	—	—	—	40,832
Baguari Energia	162,106	16,590	—	(30,274)	—	—	—	148,422
Central Eólica Praias de Parajuru	63,307	(1,489)	—	(406)	—	—	(1,311)	60,101
Central Eólica Volta do Rio	81,228	(11,741)	—	—	—	—	(1,762)	67,725
Central Eólica Praias de Morgado	59,586	(7,622)	—	—	—	—	(1,395)	50,569
Amazônia Energia (Belo Monte Plant)	781,022	705	—	—	84,827	—	—	866,554
Ativas Data Center	17,741	(2,294)	—	—	—	—	2,003	17,450
Taesa	1,582,633	216,330	—	(182,687)	—	(514,814)	—	1,101,462
Renova	688,625	(390,249)	(33,852)	—	18,000	—	—	282,524
Usina Hidrelétrica Itaocara S.A.	2,782	(1,741)	—	—	2,658	—	—	3,699
Aliança Geração	1,319,055	71,756	—	(148,641)	—	—	—	1,242,170
Aliança Norte (Belo Monte plant)	527,498	(2,352)	—	—	51,558	—	—	576,704
Retiro Baixo	161,848	9,688	—	(13,763)	—	—	—	157,773

Total of investments	8,753,088	(252,240)	(43,309)	(419,895)	292,426	(568,812)	30,967	7,792,225

(1)	Uncovered liability reversed through injection of capital.

Holding company	2015	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Capital injections	Sales	Absorption	Others	2016
Cemig Geração e Transmissão	4,683,812	69,867	(72,526)	(97,958)	—	—	—	—	4,583,195
Cemig Distribuição	2,695,848	(323,950)	(379,834)	97,803	410,000	—	—	—	2,499,867
CemigTelecom	169,006	5,965	(115)	—	16,660	—	—	(1)	191,515
Rosal Energia	121,822	43,669	—	(24,452)	—	—	—	(1)	141,038
Sá Carvalho	102,926	28,236	—	(25,051)	—	—	—	—	106,111
Gasmig	1,406,371	82,015	—	(68,894)	—	—	—	—	1,419,492
Horizontes Energia	70,539	11,033	—	(4,176)	—	—	—	(25,000)	52,396
Usina Térmica Ipatinga	3,898	447	—	(336)	—	—	—	—	4,009
Cemig PCH	84,956	13,779	—	(6,766)	—	—	—	—	91,969
Lepsa	—	(17,890)	513	(57,185)	251,977	—	166,387	—	343,802
RME	—	(17,757)	510	(58,763)	247,941	—	168,132	—	340,063
Companhia Transleste de Transmissão	18,307	5,325	—	(2,044)	—	—	—	—	21,588
UTE Barreiro	29,703	12,167	—	(2,604)	—	—	—	—	39,266
Companhia Transudeste de Transmissão	17,536	3,783	—	(813)	—	—	—	(1)	20,505
Empresa de Comercialização de Energia Elétrica	9,120	37,997	—	(26,963)	—	—	—	—	20,154
Companhia Transirapé de Transmissão	19,298	4,654	—	—	—	—	—	—	23,952
Transchile	108,230	1,776	(22,988)	—	—	(87,018)	—	—	—
Efficientia	5,511	(643)	—	—	—	—	—	—	4,868
Cemig Comercializadora de Energia Incentivada	6,284	111	—	(528)	—	—	—	(4,000)	1,867
Companhia de Transmissão Centroeste de Minas	17,528	5,667	—	(2,024)	—	—	—	—	21,171
Light	1,187,722	(120,512)	2,948	320	—	—	—	(1)	1,070,477
Cemig Trading	29,840	60,374	—	(61,579)	—	—	—	—	28,635
Axxiom Soluções Tecnológicas	23,840	(4,527)	—	(49)	—	—	—	—	19,264
Parati	357,753	(24,305)	850	221	—	—	(334,519)	—	—
Taesa	2,242,186	341,081	—	(381,609)	—	(619,025)	—	—	1,582,633
Cemig Overseas	45	(15)	(10)	—	—	—	—	—	20

	13,412,081	218,347	(470,652)	(723,450)	926,578	(706,043)	—	(29,004)	12,627,857

Consolidated	2015	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Sales	Absorption	Others	2016
Companhia Transleste de Transmissão	18,307	5,325	—	(2,044)	—	—	—	—	21,588
Companhia Transudeste de Transmissão	17,536	3,783	—	(813)	—	—	—	(1)	20,505
Companhia Transirapé de Transmissão	19,298	4,654	—	—	—	—	—	—	23,952
Transchile	108,230	1,776	(22,988)	—	—	(87,018)	—	—	—
Companhia de Transmissão Centroeste de Minas	17,528	5,667	—	(2,024)	—	—	—	—	21,171
Light	1,187,722	(120,512)	2,948	320	—	—	—	(1)	1,070,477
Axxiom Soluções Tecnológicas	23,840	(4,528)	—	(49)	—	—	—	1	19,264
Lepsa	—	(17,890)	513	(57,185)	251,977	—	166,387	—	343,802
RME	—	(17,757)	510	(58,763)	247,941	—	168,132	—	340,063
Hidrelétrica Cachoeirão	40,844	11,122	—	(1,555)	—	—	—	—	50,411
Guanhães Energia (1)	18,444	(102,108)		—	24,593	—	—	59,071	—
Hidrelétrica Pipoca	26,237	5,571	—	—	—	—	—	1	31,809
Madeira Energia (Santo Antônio plant)	675,983	(71,093)	—	—	39,000	—	—	—	643,890
FIP Melbourne (Santo Antônio plant)	703,403	(63,755)	—	—	40,214	—	—	(2,680)	677,182
Lightger	37,454	4,088	—	—	—	—	—	1	41,543
Baguari Energia	187,227	41,037	—	(14,118)	—	—	—	(52,040)	162,106
Central Eólica Praias de Parajuru	63,045	287	—	(25)	—	—	—	—	63,307
Central Eólica Volta do Rio	85,101	(3,838)	—	(35)	—	—	—	—	81,228
Central Eólica Praias de Morgado	62,071	(2,440)	—	(45)	—	—	—	—	59,586
Amazônia Energia (Belo Monte Plant)	495,768	(6,659)	—	—	291,913	—	—	—	781,022
Ativas Data Center (2)	—	(31,424)	—	—	98,900	—	—	(49,735)	17,741
Parati	357,753	(24,305)	850	221	—	—	(334,519)	—	—
Taesa	2,242,186	341,081	—	(381,609)	—	(619,025)	—	—	1,582,633
Renova (3)	1,527,435	(373,313)	19,330	—	277,864	—	—	(762,691)	688,625
Usina Hidrelétrica Itaocara S.A.	—	—	—	—	2,782	—	—	—	2,782
Aliança Geração	1,327,246	103,849	—	(112,040)	—	—	—	—	1,319,055
Aliança Norte (Belo Monte Plant)	354,284	(6,551)	—	—	179,765	—	—	—	527,498
Retiro Baixo	147,905	16,089	—	(2,146)	—	—	—	—	161,848

Total of investments	9,744,847	(301,844)	1,163	(631,910)	1,454,949	(706,043)	—	(808,074)	8,753,088

Ativas Data Center – Uncovered liabilities of jointly-controlled entity	(27,769)	—	—	—	—	—	—	27,769	—
Guanhães – Uncovered liabilities of jointly-controlled entity	—	—	—	—	—	—	—	(59,071)	(59,071)
Total	9,717,078	(301,844)	1,163	(631,910)	1,454,949	(706,043)	—	(839,376)	8,694,017

(1)	Transfer to uncovered liabilities.
(2)	The amount of R$ 49,735 refers to the dilution of shareholding interest arising from subscription of share capital by a new shareholder.
(3)	The amount of R$ 762,691 refers to the impairment of intangible concession assets, resulting from the transaction with Terraform.

c)	This table gives the principal information on the subsidiaries and jointly-controlled subsidiaries, not adjusted for the percentage represented by the Company’s ownership interest:

		2017			2016
Company	Schedule 1 Number of shares	Schedule 2 Cemig interest Schedule 3%	(iii) Share capital	Shareholders’ equity	Schedule 1 Cemig interest Schedule 2%	Share capital	Shareholders’ equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,837,710	4,793,832	100.00	1,837,710	4,583,195
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	118,280	49.00	35,000	102,880
Guanhães Energia	330,536,000	49.00	330,536	51,058	49.00	185,647	—
Hidrelétrica Pipoca	41,360,000	49.00	41,360	53,108	49.00	41,360	64,916
Retiro Baixo	222,850,000	49.90	222,850	257,880	49.90	222,850	263,680
Aliança Norte (Belo Monte Plant)	3,622,440,125	49.00	1,119,255	1,065,628	49.00	1,014,111	1,076,527
Madeira Energia (Santo Antônio Plant)	9,730,201,137	18.13	9,546,672	5,327,114	18.13	10,151,952	6,418,617
Lightger	79,078,937	49.00	79,232	83,331	49.00	79,232	84,781
Baguari Energia S.A. (1)	26,157,300,278	69.39	186,573	213,895	69.39	186,573	247,662
Renova (2)	417,197,244	36.23	2,919,019	779,808	34.15	2,856,255	1,955,598
Aliança Geração	1,291,582,500	45.00	1,291,488	1,857,905	45.00	1,291,488	1,972,519
Central Eólica Praias de Parajuru	70,560,000	49.00	70,560	88,976	49.00	70,560	88,897
Central Eólica Volta do Rio	117,230,000	49.00	117,230	115,694	49.00	117,230	136,886
Central Eólica Praias de Morgado	52,960,000	49.00	52,960	54,312	49.00	52,960	65,128
Amazônia Energia (1) (Belo Monte Plant)	1,229,600,123	74.50	1,229,600	1,163,160	74.50	1,115,739	1,048,351
Usina Hidrelétrica Itaocara S.A.	11,102,420	49.00	11,102	7,549	49.00	5,677	5,677
Cemig Distribuição	2,359,113,452	100.00	2,771,998	3,737,310	100.00	2,361,998	2,499,867
Light	203,934,060	26.06	2,225,822	3,461,971	26.06	2,225,822	3,353,796
CemigTelecom	448,340,822	100.00	292,399	247,313	100.00	241,742	191,515
Rosal Energia	46,944,467	100.00	46,944	106,897	100.00	46,944	141,038
Sá Carvalho	361,200,000	100.00	36,833	102,536	100.00	36,833	106,111
Gasmig	409,255,483	99.57	665,429	1,223,948	99.57	665,429	1,425,622
Horizontes Energia	39,257,563	100.00	39,258	53,165	100.00	39,258	52,396
Usina Térmica Ipatinga	174,281	100.00	174	4,932	100.00	174	4,009
Cemig PCH	35,952,000	100.00	35,952	96,944	100.00	35,952	91,969
Lepsa	1,379,839,905	100.00	406,341	455,861	66.62	437,638	443,370
RME	1,365,421,406	75.00	403,040	453,157	66.27	433,770	440,069
Companhia Transleste de Transmissão	49,569,000	—	49,569	—	25.00	49,569	81,293
UTE Barreiro		100.00	16,902	17,982	100.00	30,902	39,266
Companhia Transudeste de Transmissão	30,000,000	—	30,000	—	24.00	30,000	85,438
Empresa de Comercialização de Energia Elétrica	486,000	100.00	486	18,403	100.00	486	20,154
Companhia Transirapé de Transmissão	22,340,490	—	22,340	—	24.50	22,340	97,763
Efficientia	6,051,994	100.00	6,052	7,084	100.00	6,052	4,868
Cemig Comercializadora de Energia Incentivada	1,000,000	100.00	1,000	2,004	100.00	1,000	1,867
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	40,361	51.00	28,000	41,512
Cemig Trading	1,000,000	100.00	1,000	29,206	100.00	1,000	28,635
Axxiom Soluções Tecnológicas	17,200,000	49.00	46,600	24,216	49.00	46,600	39,314
Taesa	1,033,496,721	21.68	3,042,034	4,346,746	31.54	3,042,034	4,307,588

(1)	Control shared under a Shareholders’ Agreement.

On December 31, 2017, the current liabilities of some jointly-controlled entities were higher than their current assets, as follows:

Light: On December 31, 2017, Light had consolidated negative working capital of R$ 1,355,157 (R$ 1,258,928 on December 31, 2016). The management of Light has been negotiating renewal of short-term loans and financings, and is in the process of lengthening its debt profile in 2018 through new issues of debt instruments. It believes that success in this lengthening of debts will reverse the current situation of negative net working capital.

Madeira Energia (‘Mesa’): The excess of current liabilities over current assets, equal to R$ 1,473,596, arises mainly from the account lines Suppliers, Other liabilities and Loans and financings. To resolve its situation of negative working capital, Mesa expects adjustment of the flow of its debt servicing payments to the BNDES and the onlending banks, and release of funds from the reserve account to be allocated to these payments, which will be replaced by a bank guarantee and operational cash generation.

Renova Energia: In 2017, Renova Energia reported accumulated losses of R$ 2,194,590, and current liabilities R$ 1,607,398 in excess of current assets. It needs to obtain capital to comply with the construction commitments of wind and solar generating plants.

For this purpose it has taken several measures to rebalance its liquidity and cash flow structure through sale of assets, using the funds to pay suppliers and amortize debt, as well as optimizing the portfolio, with sale of projects and/or operational assets.

The management of Renova Energia believes that with the success of these measures it will be possible to recover the company’s economic and financial equilibrium, and liquidity.

Management has analyzed the indications of impairment referred to above and, based on the available information, believes that there is no material uncertainty as continuation of the operations of these investees.

The balances of account lines for the affiliated companies and jointly-controlled entities, at December 31, 2017 and 2016, are as follows:

2017	Centroeste	RME	Light	Taesa	Axxiom	Aliança Norte	Itaocara	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	56,176	2,042	4,250,667	1,970,698	46,288	516	4,954	50,552	97	621,660
Cash and cash equivalents	16,793	959	342,276	2,495	3,428	455	4,895	1,201	70	467,542
Non-current	635	451,155	11,180,641	6,607,614	11,110	1,065,355	11,135	142,146	1,163,092	2,398,524

Total assets	56,811	453,197	15,431,308	8,578,312	57,398	1,065,871	16,089	192,698	1,163,189	3,020,184

Liabilities
Current	3,917	40	5,575,770	737,012	29,370	243	1,182	30,340	29	448,128
Suppliers	33	11	2,022,507	47,549	1,497	—	1,047	19,809	—	43,582
Loans and financings – Current	3,002	—	1,372,932	—	5,477	—	—	—	—	84,409
Non-current	12,535	—	6,393,567	3,494,554	3,812	—	7,358	79,027	—	714,151
Shareholders’ equity	40,359	453,157	3,461,971	4,346,746	24,216	1,065,628	7,549	83,331	1,163,160	1,857,905

Total liabilities	56,811	453,197	15,431,308	8,578,312	57,398	1,065,871	16,089	192,698	1,163,189	3,020,184

Statement of income
Net sales revenue	15,214	—	11,314,559	1,104,092	43,340	—	—	41,727	—	919,788
Cost of sales	(4,069)	—	—	(209,107)	(54,807)	—	(3,844)	(28,341)	—	(554,751)
Depreciation and amortization	(1,421)	—	—	(708)	(1,584)	—	—	(10,564)	—	(126,553)

Gross income (loss)	11,145	—	11,314,559	894,985	(11,467)	—	(3,844)	13,386	—	365,037
General and administrative expenses		(1,181)	(9,940,607)	(124,447)	(7,094)	(855)	—	(1,665)	(642)	(10,530)
Finance income	2,332	16,413	136,324	368,375	753	85	291	3,837	1,595	29,596
Finance expenses	(2,294)	(2)	(1,211,798)	(433,843)	(1,089)	(6)	—	(9,121)	(5)	(64,844)

Operational income (loss)	11,183	15,230	298,478	705,070	(18,897)	(776)	(3,553)	6,437	947	319,259
Income and Social Contribution taxes	(1,266)	(52)	(174,257)	(57,590)	6,301	—	—	(2,614)	(1)	(103,559)

Net income (loss) for the period	9,917	15,178	124,221	647,480	(12,596)	(776)	(3,553)	3,823	947	215,700

Comprehensive income (loss) for the period
Net income (loss) for the period	9,917	15,178	124,221	648,480	(12,596)	(776)	(3,553)	3,823	947	215,700
Gain on conversion of financial statement	—	—	—	—	—	—	—	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	—			—

Comprehensive income (loss) for the period	9,917	15,178	124,221	648,480	(12,596)	(776)	(3,553)	3,823	947	215,700

The Transmineiras companies were removed from the table for 2017, due to their sale in November 2017.

Luce is not presented in the 2017 table due to the fact that it has been under the Company’s control since November 2017.

2017	Hidrelétrica Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Hidrelétrica Pipoca	Retiro Baixo	Renova	Central Eólica de Parajuru	Central Eólica de Morgado	Central Eólica Volta do Rio
Assets
Current	50,434	29,429	10,630	556,738	14,822	23,875	31,242	41,204	11,044	16,135
Cash and cash equivalents	46,397	5,449	7,428	54,517	5,834	14,256	342	35,373	6,595	4,704
Non-current	87,278	208,511	42,442	23,593,860	94,764	365,562	1,679,389	120,747	135,773	232,818

Total assets	137,712	237,940	53,072	24,150,598	109,586	389,437	1,710,631	161,951	146,817	248,953

Liabilities
Current	9,854	18,338	1,970	2,030,334	17,448	27,182	395,295	26,105	89,522	126,180
Suppliers	1,423	9,705	252	202,503	5,668	2,898	25,220	573	2,173	873
Non-current	9,578	5,707	44	16,793,149	39,030	104,375	535,528	46,870	2,983	7,079
Equity	118,280	213,895	51,058	5,327,115	53,108	257,880	779,808	88,976	54,312	115,694

Total liabilities	137,712	237,940	53,072	24,150,598	109,586	389,437	1,710,631	161,951	146,817	248,953

Statement of income
Net sales revenue	39,156	63,778	—	2,971,019	28,903	67,204	—	20,582	14,331	22,482
Cost of sales	(17,796)	(36,151)	(637)	(1,857,730)	(18,564)	(33,369)	(4,484)	(15,609)	(17,372)	(29,139)
Depreciation and amortization	(3,513)	(8,826)	—		(3,094)	(10,099)	(4,484)	(9,521)	(10,004)	(16,819)
Gross income	21,360	27,627	(637)	1,113,289	10,339	33,835	(4,484)	4,973	(3,041)	(6,657)
General and administrative expenses	—	—	—	(817,254)	(983)	—		(1,975)	(967)	(3,356)
Provision for loss	—	—	(22,468)	—	—	—	—	—	—	—
Financel revenues	4,135	6,179	929	114,973	1,836	2,816	3,817	3,471	1,857	3,116
Financel expenses	(1,945)	(709)	(3,021)	(1,551,186)	(4,586)	(12,344)	(1,260,283)	(6,095)	(7,943)	(11,649)
Operational income (loss)	23,550	33,097	(25,197)	(1,140,178)	6,606	24,307	(1,260,950)	374	(10,094)	(18,546)
Income and Social Contribution taxes	(2,759)	(10,758)	—	48,676	(1,590)	(2,526)	121,415	(274)	(723)	(2,644)

Net income (loss) for the period	20,791	22,339	(25,197)	(1,091,502)	5,016	21,781	(1,139,535)	100	(10,817)	(21,190)
Comprehensive income(loss) for the period
Net income (loss) for the period	20,791	22,339	(25,197)	(1,091,502)	5,016	21,781	(1,139,535)	100	(10,817)	(21,190)
Gain on conversion of financial statement	—	—	—	—	—	—	—	—	—	—

Comprehensive income(loss) for the period	20,791	22,339	(25,197)	(1,091,502)	5,016	21,781	(1,139,535)	100	(10,817)	(21,190)

2016	Parati	Transleste	Transirapé	Centroeste	Transudeste	Luce	RME	Light	Taesa	Axxiom	Aliança Norte
Assets
Current	11,612	50,167	40,893	61,031	32,271	6,257	3,086	3,612,477	1,954,878	65,829	1,853
Cash and cash equivalents	7,851	3,034	2,297	19,846	4,123	20	6	668,304	101,505	9,041	1,812
Non-current	1,327,798	122,568	122,559	634	78,107	437,188	437,110	10,717,752	6,455,739	13,480	1,075,009

Total assets	1,339,410	172,735	163,452	61,665	110,378	443,445	440,196	14,330,229	8,410,617	79,309	1,076,862

Liabilities
Current	142	27,971	32,546	4,970	21,748	75	127	4,871,405	1,074,367	32,316	335
Suppliers	79	190	395	88	122	18	85	1,341,800	36,991	908	96
Loans and financings – Current	—	18,196	19,467	3,040	19,067	—	—	1,5567,738	9,147	9,769	—
Non-current	—	63,471	33,143	15,183	3,192	—	—	6,105,028	3,028,662	7,679	—
Equity	1,339,268	81,293	97,763	41,512	85,438	443,370	440,069	3,353,796	4,307,588	39,314	1,076,527

Total liabilities	1,339,410	172,735	163,452	61,665	110,378	443,445	440,196	14,330,229	8,410,617	79,309	1,076,862

Statement of income
Net sales revenue	—	34,011	44,729	13,387	22,325	—	—	9,645,237	1,391,074	57,217	—
Cost of sales	—	(2,095)	(18,642)	(2,457)	(1,332)	—	—	(8,042,026)	(149,196)	(63,842)	—
Depreciation and amortization	—	—	—	(1,422)		—	—	(452,260)	(706)	(1,783)	—

Gross income	—	31,916	26,087	10,930	20,993	—	—	1,603,211	1,241,878	(6,625)	—
General and administrative expenses	(5,511)	(329)	(1,090)	—	(808)	(741)	(1,170)	(752,243)	(106,492)	(7,853)	(2,554)
Financel revenues	3,716	1,547	736	4,296	877	179	1,217	147,533	58,364	616	182
Financel expenses	(60,642)	(10,196)	(5,089)	(2,961)	(4,284)	(41,380)	(41,386)	(1,281,476)	(223,412)	—	(6,942)

Operational income (loss)	(62,437)	22,938	20,644	12,265	16,778	(41,942)	(41,339)	(282,975)	970,338	(13,862)	(9,314)
Income and Social Contribution taxes	228	(1,636)	(1,650)	(1,153)	(1,017)	(78)	(78)	(29,962)	(108,272)	4,621	—

Net income (loss) for the period	(62,209)	21,302	18,994	11,112	15,761	(42,020)	(41,417)	(312,937)	862,066	(9,241)	(9,314)

Comprehensive income (loss) for the period
Net income (loss) for the period	(62,209)	21,302	18,994	11,112	15,761	(42,020)	(41,417)	(312,937)	862,066	(9,241)	(9,314)
Gain on conversion of financial statement	—	—	—	—	—	—	—	(85,872)	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	—	—	—	—	—

Comprehensive income (loss) for the period	(62,209)	21,302	18,994	11,112	15,761	(42,020)	(41,417)	(398,809)	862,066	(9,241)	(9,314)

2016	Hidrelétrica Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Hidrelétrica Pipoca	Retiro Baixo	Renova	Central Eólica de Parajuru	Central Eólica de Morgado	Central Eólica Volta do Rio	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	43,367	45,076	15,923	1,519,965	20,175	30,220	135,860	38,546	23,976	36,630	34,912	77	388,100
Cash and cash equivalents	39,620	11,110	1,185	57,974	17,311	19,222	35,786	17,748	17,385	26,568	31,817	51	146,601
Non-current	86,131	219,998	65,142	23,557,118	97,855	376,648	5,765,276	127,585	142,499	244,961	152,301	1,048,369	2,511,543

Total assets	129,498	265,074	81,065	25,077,083	118,030	406,868	5,901,136	166,131	166,475	281,591	187,213	1,048,446	2,899,643
Liabilities
Current	10,038	12,225	190,672	3,131,026	8,150	24,743	3,346,901	19,137	27,248	36,761	16,019	95	592,394
Suppliers	1,660	6,212	261	661,726	67	745	546,911	804	526	801	5,611	—	100,640
Non-current	16,580	5,187	10,946	15,527,440	44,964	118,445	598,637	58,097	74,099	107,944	86,413	—	334,730
Equity	102,880	247,662	(120,553)	6,418,617	64,916	263,680	1,955,598	88,897	65,128	136,886	84,781	1,048,351	1,972,519

Total liabilities	129,498	265,074	81,065	25,077,083	118,030	406,868	5,901,136	166,131	166,475	281,591	187,213	1,048,446	2,899,643
Statement of income
Net sales revenue	33,469	64,985	—	2,802,554	24,714	61,985	483,137	27,276	22,268	28,617	35,600	—	803,732
Cost of sales	(9,562)	(11,652)	—	(1,844,691)	(6,164)	(29,225)	(453,613)	(16,794)	(16,997)	(26,981)	(16,884)	—	(313,518)
Depreciation and amortization	(2,658)	(8,808)	—	(673,009)	(3,081)	(9,406)	(93,459)	(9,505)	(9,997)	(16,820)	(10,510)	—	(124,704)

Gross income	23,907	53,333	—	957,863	18,550	32,760	29,524	10,482	5,271	1,636	18,716	—	490,214
General and administrative expenses	(134)	(1,160)	—	(145,908)	(2,067)	—	(40,558)	(797)	(877)	(2,016)	(1,619)	(1,435)	(57,976)
Impairment of fixed assets	—	—	—	—	—	—	(281,030)	—	—	—	—	—	—
Adjustment for losses on investment	—	—	—	—	—	—	(455,427)	—	—	—	—	—	—
Financel revenues	4,183	14,765	261	146,200	1,845	1,922	16,170	2,790	2,659	4,618	3,489	20	46,252
Financel expenses	(2,672)	(681)	(208,645)	(1,551,719)	(5,503)	(14,802)	(423,784)	(7,217)	(9,668)	(14,062)	(9,931)	(7,523)	(58,588)

Operational income (loss)	25,284	66,257	(208,384)	(593,564)	12,825	19,880	(1,155,105)	5,258	(2,615)	(9,824)	10,655	(8,938)	419,902
Income and Social Contribution taxes	(2,586)	(7,117)	—	(23,636)	(1,455)	(2,680)	53,633	(1,769)	896	3,049	(2,312)	—	(127,214)

Net income (Loss) for the period	22,698	59,140	(208,384)	(617,200)	11,370	17,200	(1,101,472)	3,489	(1,719)	(6,775)	8,343	(8,938)	292,688

Comprehensive income (loss) for the period
Net income (Loss) for the period	22,698	59,140	(208,384)	(617,200)	11,370	17,200	(1,101,472)	3,489	(1,719)	(6,775)	8,343	(8,938)	292,688
Gain on conversion of financial statement	—	—	—	—	—	—	(182,011)	—	—	—	—	—	—

Comprehensive income (loss) for the period	22,698	59,140	(208,384)	(617,200)	11,370	17,200	(1,283,483)	3,489	(1,719)	(6,775)	8,343	(8,938)	292,688

Investment in the Santo Antônio hydroelectric plant, through Madeira Energia S.A. (‘Mesa’) and FIP Melbourne

The Company has direct and indirect investments, of 10% and 8.13% respectively, in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.), of R$ 1,117,265 at December 31, 2017 (R$ 1,321,072 at December 31, 2016).

Madeira Energia S.A. (‘Mesa’) and its subsidiary Santo Antônio Energia S.A. (‘Saesa’) are incurring establishment costs related to the construction of the Santo Antônio hydroelectric plant. The assets – PP&E, and intangible assets – constituted by these expenditures totaled R$ 21,610,727 (Mesa, consolidated) on December 31, 2017, and this amount, according to financial projections prepared by its management, is being absorbed by revenues from operations as all the entity’s generating units are now in operation.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of Madeira Energia S.A. and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations into irregularities involving contractors and suppliers of Mesa and of its other shareholders. These investigations are in progress. In response to allegations of possible illegal activities, the investee and its other shareholders have started an independent internal investigation. At the present moment it is not possible to determine the results of these investigations, or the developments arising from them, which may at some time in the future have consequences for the investee.

The effects of any alterations to the existing scenario will be reflected, appropriately, in the financial statement of the Company and its subsidiary Cemig GT.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in Mesa, opened arbitration proceedings, in camera, in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of Mesa of approximately R$ 750,000 partially to be allocated to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of Mesa; and also on the existence of credits owed to Mesa by CCSA, able to be offset, in an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$ 750,000, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

In 2016 the arbitration judgment by the Market Arbitration Chamber recognized the right of Cemig GT and SAAG in full, and ordered annulment of the acts being impugned. As a consequence of this decision, Mesa reversed the impairment, and posted a provision for receivables in the amount of R$ 678,551 in its financial statements at December 31, 2017.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. Under the Arbitration Regulations of the ICC, this procedure is taking place in camera.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia and Aliança Norte are shareholders in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará, and manages that interest. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in Nesa of 11.74%.

Nesa will still require significant funds for costs of organization, development and pre- operating costs for completion of the plant. According to estimates and forecasts these costs will be repaid by the revenues from future operations.

On April 7, 2015, Nesa was awarded interim judgment ordering Aneel “not to apply any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not coming into operation on the date established in the original timetable for the project, including those specified in Aneel Normative Resolution 595/2013 and in the Concession Contract 01/2010-MME, of the Belo Monte Hydroelectric Plant”. The legal advisers of Nesa have classified the probability of loss as ‘possible’ and estimated the potential loss in Belo Monte up to December 31, 2017 is R$ 285,696.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of Madeira Energia S.A. and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations into irregularities involving contractors and suppliers of Nesa and of its other shareholders, which are still in progress. At present it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future include consequences for the investee, and also, based on the results of the independent internal investigation conducted by Nesa and its other shareholders, a write-down of the value of the infrastructure of Nesa, by R$ 183,000 was already recorded.

The effects of any alterations to the existing scenario will be reflected, appropriately, in the financial statement of the Company and its subsidiary Cemig GT.

Investment in Renova Energia S.A. (‘Renova’)

Investment in TerraForm

The indirectly jointly-controlled entity Renova had investments in TerraForm Global Inc., designated as financial assets available for sale, recorded at fair value, based on the quoted market price of the shares of TerraForm on a stock exchange (NASDAQ), of which the gain arising from the change in quoted price of the shares (fair value), in the amount of R$ 73,224, was posted directly in Equity of the jointly-controlled entity, in Other comprehensive income.

On May 15, 2017, Renova sold to Brookfield Asset Management (‘Brookfield’) the investment that it had held in TerraForm Global Inc. (‘TerraForm Global’), for R$ 305,766, and reclassified the accumulated positive adjustments previously posted in Other comprehensive income, in the amount of R$ 172,243 (of which the impact on Cemig GT was R$ 60,285), to the Profit and Loss account.

In June 2017 Renova further signed an agreement with TerraForm Global in which the parties agreed to terminate the arbitration proceedings that were in existence between the parties, through financial compensation to Renova of R$ 48,559. This was paid jointly with the financial settlement of the sale of the shares in TerraForm.

Adjustment for impairment

In 2017 and 2016 Renova posted impairments of its PP&E, resulting in provisions for losses of R$ 786,544, in 2017 (the impact on Cemig GT being R$ 284,965), and R$ 264,246 in 2016 (impact on Cemig GT: R$ 90,240).

Sale of assets – Umburanas wind complex

On August 23, 2017 Renova signed, with Engie Brasil S.A. (‘Engie’), the Contract for Assignment of Rights and Obligations of the Umburanas Wind Power Complex, with total installed capacity of 605 MW. The base price of the transaction was R$ 15,000.

The transfer of the Umburanas Complex to Engie was approved on October 24, 2017, at the 40th Public Meeting of the Council of Aneel.

Grant of exclusivity

On February 23, 2018, Renova received a binding offer from Brookfield Energia Renovável S.A. (‘BER’) for acquisition of the assets of the whole of the Alto Sertão III Complex (‘ASIII Complex’), and also approximately 1.1 GW in certain wind projects under development. The value presented for the ASIII Complex was R$ 650,000, to be paid on completion of the transaction, this amount being subject to usual post-closing adjustments (‘the Price’). The Price may be increased by an earn-out of up to R$ 150,000 linked to future generation by the ASIII Complex, to be calculated after 5 years from its start of operation, plus R$ 187 per MW of installed capacity for the wind projects in development. On February 27, 2018 the Board of Directors of Renova approved the proposal received and granted BER exclusivity for a further 30 days, automatically renewable for 30 additional days, for finalization of the documents of the transaction. The proceeds from the transaction will be prioritized for payment of suppliers and creditors of the Alto Sertão III project.

Risks related to compliance with laws and regulations

On January 19, 2018, Renova responded to a formal statement by the Civil Police of Minas Gerais State received in November 2017, relating to the investigation being carried out by that Police Force related to certain injections of capital made by the equity holders of the parent of Renova, and injections of capital made by it in certain projects under development in previous years. As a consequence of this matter, the governance bodies of Renova requested the opening of an internal investigation on this subject, which is being conducted by an independent company.

The work of the internal investigation is in progress, and it is not at present possible to determine any effects of this investigation, nor any impacts on the financial statement of Renova, of the Company, or of its subsidiary Cemig GT for the year ended December 31, 2017.

Binding proposal by Cemig presented to Renova

On March 27, 2018 Cemig (the equity holder of Cemig GT) presented a binding proposal to the jointly-controlled entity Renova, for acquisition of 100% of the shares in Chipley SP Participações S.A. (‘Chipley’) held by Renova, or 51% of the shares in Brasil PCH S.A. held by Chipley.

This proposal relates to the recent changes in the negotiations for capitalization of Renova, Renova’s interest in bringing forward revenues from power purchase agreements, and execution of Cemig’s disinvestment program.

Cemig’s intention is that Renova should sell its interest in Brasil PCH to a third party, or to Cemig itself or to any of its affiliated companies, in the terms of the Proposal, to make possible payment of the amounts owed to Cemig GT.

Conclusion of this transaction, if accepted by Renova, will depend on precedent conditions, specified in the Proposal, that are usual for this type of transaction.

In view of the above, Cemig GT has recused itself from decisions and debate in the governance bodies of Renova on decisions relating to the binding proposal.

Interest in RME and Lepsa

On November 30, 2017, the Company made an additional acquisition of an interest in RME, acquiring control of that company as a result of partial exercise of the put option held by the other shareholders, as descried in more detail in Note 30 – Financial Instruments and Risk Management.

On that date Cemig acquired the totality of the shares in Lepsa, and the totality of the preferred shares in RME, held by BB-BI, BV Financeira and Santander, which corresponded to fair value of R$ 185,358, comprising R$ 147,163 in Lepsa and R$ 38,195 in RME.

With this acquisition, Cemig increased its stockholding position in RME from 66.27 to 75% of the total capital, while continuing to own a 50% interest in the voting stock of RME; and increased in stockholding position in Lepsa from 66.62% to 100% of the total and voting.

Based on the studies made, the fair value of the assets acquired resulted in a fair value for the companies, as follows:

Lepsa			RME
	ASSETS	LIABILITIES + S.E.		ASSETS	LIABILITIES + S.E.
Fair value, current	4,460	48	Fair value, current	2,153	42
Fair value, current	427,819	—	Fair value, current	427,819	—
Fair value, equity	—	432,231	Fair value, equity	—	429,930

Total	432,279	432,279	Total	429,972	429,972

Considering its acquisition of control of Lepsa, Cemig measured its original participation in the investment at fair value, posting a loss of R$ 72,352 during the 2017 in the statement of income for the year ended December 31, 2017.

Merger of CemigTelecom

On February 28, 2018, Company stockholders’ Meeting aproved the merger of Cemig Telecom that was completed on March 31, 2018.

Since this is an merger of a wholly-owned subsidiary, there was no capital increase nor issue of new shares by Cemig. The shares in the subsidiary were canceled, on the merger date, and the necessary accounting records made.

Disposal of Taesa’s units

In November 2017 the Company sold part of its equity interest in the jointly-controlled entity Taesa in an auction and raised R$ 717.4 million. The Company sold 34 million Units in Taesa at the price of R$ 21.10 per Unit. With the sale, the Company’s holding in the share capital of Taesa was reduced from 31.54% to 21.68%.

The shares that were sold are not part of the controlling stockholding block of Taesa, and as a result Cemig continues to be in the controlling block of Taesa.

Sale of the Transmineiras to Taesa

In november 2017, Cemig completed the stockholding restructuring involving transfer to Taesa of the equity interests held by Cemig GT in the following transmission concession holders:

•	Companhia Transleste de Transmissão S.A. (‘Transleste’),

•	Companhia Transudeste de Transmissão S.A. (‘Transudeste’), and

•	Companhia Transirapé de Transmissão S.A. (‘Transirapé’)

(‘the Transmineiras Companies’). The amount received by Cemig was R$ 56.1 million.

17.	PROPERTY, PLANT AND EQUIPMENT

Consolidated R$ ’000	2017			2016

	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service	224,924	(13,652)	211,272	286,368	(7,718)	278,650
Land	3,284,948	(2,051,372)	1,233,576	5,347,448	(3,586,435)	1,761,013
Reservoirs, dams and watercourses	1,116,990	(785,628)	331,362	1,789,111	(1,370,631)	418,480
Buildings, works and improvements	2,935,643	(2,062,092)	873,551	4,518,403	(3,347,214)	1,171,189
Machinery and equipment	28,816	(25,711)	3,105	28,816	(24,586)	4,230
Vehicles	16,109	(12,714)	3,395	15,781	(12,373)	3,408
Furniture and utensils	7,607,430	(4,951,169)	2,656,261	11,985,927	(8,348,957)	3,636,970

	106,049	—	106,049	138,106	—	138,106

In progress	7,713,479	(4,951,169)	2,762,310	12,124,033	(8,348,957)	3,775,076
Net property, plant and equipment

This table shows the changes in PP&E:

Consolidated R$ ’000	Balance at 2016	Addition	Jaguara, Miranda and Volta Grande Plants (1)	Disposals	Depreciation	Transfers / capitalizations	Balance at 2017
In service
Land	278,650	—	(60,938)	(507)	(5,933)	—	211,272
Reservoirs, dams and watercourses	1,761,013	—	(440,923)	(4,094)	(85,423)	3,003	1,233,576
Buildings, works and improvements	418,480	39	(68,657)	—	(19,626)	1,126	331,362
Machinery and equipment	1,171,189	257	(305,231)	(5,591)	(92,358)	105,285	873,551
Vehicles	4,230	—	—	—	(1,125)	—	3,105
Furniture and utensils	3,408	58	—	—	(350)	279	3,395

	3,636,970	354	(875,749)	(10,192)	(204,815)	109,693	2,656,261

In progress	138,106	82,712	(130)	(17,001)	—	(97,638)	106,049

Net property, plant and equipment	3,775,076	83,066	(875,879)	(27,193)	(204,815)	12,055	2,762,310

(1)	Transferred to Concession financial assets, in relation to the Jaguara, Miranda and Volta Grande Plants (more details in Note 15).

Consolidated R$ ’000	Balance at 2015	Addition	Disposals	Depreciation	Transfers / capitalizations	Balance at 2016
In service
Land	278,609	—	(356)	306	91	278,650
Reservoirs, dams and watercourses	1,830,045	—	(3)	(98,567)	29,538	1,761,013
Buildings, works and improvements	437,311	—	(734)	(23,137)	5,040	418,480
Machinery and equipment	1,192,099	—	(42,343)	(110,202)	131,635	1,171,189
Vehicles	8,082	—	(58)	(2,277)	(1,517)	4,230
Furniture and utensils	4,473	—	(4)	(398)	(663)	3,408

	3,750,619	—	(43,498)	(234,275)	164,124	3,636,970

In progress	189,704	119,843	(12,862)		(158,579)	138,106

Net property, plant and equipment	3,940,323	119,843	(56,360)	(234,275)	5,545	3,775,076

The average annual depreciation rate for the year 2017 is 3.14% (cf. 3.51% in 2016). The main annual depreciation rates, which take into account the expected useful life of the assets, are revised annually by Management.

The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be indemnified to Cemig GT. Management believes that the indemnity of these assets will be greater than the amount of their historical cost after depreciation over their useful lives.

The net residual value of the assets is the remaining balance of the assets at the end of the concession, because, as established in the contract signed between the Company and the Grantor, at the end of the concession the assets will revert to the Grantor, which in turn will indemnify Cemig GT for those assets that have not yet been totally depreciated. In cases where there is no indemnity, or there is uncertainty related to the indemnity, at the end of the concession, such as thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Consortium

Cemig GT is a partner in the energy generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, whose controls are being kept in Fixed assets and Intangible assets. Cemig GT’s portion in the consortium is recorded and controlled separately in the respective categories of PP&E and Intangible assets.

Consolidated and Holding company R$ ’000	Interest in power output, %	Average annual depreciation rate %	2017	2016
In service
Queimado plant	82.5	4.05	217,109	217,061
Accumulated depreciation	—	—	(90,649)	(90,524)

Total in operation			126,460	126,537

Under construction
Queimado plant	82.5	—	340	233

Total under construction			340	233

18.	INTANGIBLE ASSETS

Concession assets

In accordance with Interpretation IFRIC 12 – Service Concession Arrangements, the portion of the distribution infrastructure that will be amortized during the concession, comprising the distribution assets, net of the interests held by customers (‘Special Obligations’), is reported in Intangible assets.

Under the Brazilian regulatory framework Aneel is responsible for setting the economic useful life of the distribution assets of the energy sector, periodically establishing a review in the valuation of these rates. The rates established by Aneel are used in the processes of reviewing tariffs and calculation of the indemnity due at the end of the concession period, and are recognized as a reasonable estimation of the useful life of the concession assets . These rates, therefore, were used as the basis for valuation and amortization of the intangible assets, which reflect the consumption pattern expected of them.

a)	Composition of the balance at December 31, 2017 and 2016

Consolidated R$ ’000	2017			2016
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11,749	(1,990)	9,759	11,749	(1,315)	10,434
Paid concession	19,169	(11,251)	7,918	19,169	(10,572)	8,597
Assets of concession	17,837,687	(7,402,296)	10,435,391	16,287,763	(7,039,840)	9,247,923
Others	81,721	(64,533)	17,188	76,864	(59,434)	17,430

	17,950,326	(7,480,070)	10,470,256	16,395,545	(7,111,161)	9,284,384
In progress	685,672	—	685,672	1,535,296	—	1,535,296

Net intangible assets	18,635,998	(7,480,070)	11,155,928	17,930,841	(7,111,161)	10,819,680

Holding company R$ ’000	Average amortization rate	2017			2016
		Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Software use rights	20%	3,789	(3,748)	41	3,789	(3,649)	140
Brands and patents	10%	9	(7)	2	9	(7)	2

		3,798	(3,755)	43	3,798	(3,656)	142
In progress		2,414	—	2,414	1,710	—	1,710

Net intangible assets		6,212	(3,755)	2,457	5,508	(3,656)	1,852

b)	Changes in Intangible assets

Consolidated R$ ’000	Balance at 2016	Addition	Jaguara, Volta Grande and Miranda Plants	Disposals	Amortization	Transfer (1)	Balance at 2017
In service
Useful life defined
Temporary easements	10,434	—	—	—	(675)	—	9,759
Paid concession	8,597	—	—	—	(679)	—	7,918
Assets of concession	9,247,923	—		(10,843)	(637,828)	1,836,139	10,435,391
Others	17,430	—	(80)	—	(5,771)	5,609	17,188

	9,284,384	—	(80)	(10,843)	(644,953)	1,841,748	10,470,256

In progress	1,535,296	1,104,848	—	(8,307)	—	(1,946,165)	685,672

Net intangible assets – Consolidated	10,819,680	1,104,848	(80)	(19,150)	(644,953)	(104,417)	11,155,928

(2)	The residual balance of the transfers refers to the balances transferred to Financial assets.

Consolidated R$ ’000	Balance at 2015	Addition	Special obligations – write-down (1)	Disposals	Amortization	Transfer (2)	Balance at 2016
In service
Useful life defined
Temporary easements	10,434	—	—	—	—	—	10,434
Paid concession	9,275	—	—	—	(678)	—	8,597
Assets of concession	8,965,474	5,412	98,236	(31,878)	(593,399)	804,078	9,247,923
Others	15,290	—	—	—	(5,939)	8,079	17,430

	9,000,473	5,412	98,236	(31,878)	(600,016)	812,157	9,284,384
In progress	1,274,631	1,157,466	—	(6,637)	—	(890,164)	1,535,296

Net intangible assets – Consolidated	10,275,104	1,162,878	98,236	(38,515)	(600,016)	(78,007)	10,819,680

(1)	The write-down of a Special Obligation arises from signature of a Debt Recognition Contract by Eletrobras, in the amount of R$ 98,236, for restitution of amounts calculated in the final settlement of Financing and Subsidy Contracts for the Luz Para Todos (‘Light for All) program, with funds from the CDE account, and return of funds related to the Global Reversion Reserve (RGR).
(2)	The residual balance of the transfers refers to the balances transferred to Financial assets.

The intangible asset Easements, onerous concessions, assets of concession, and Others, are amortizable by the straight-line method and taking into account the consumption pattern of these rights. The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The Company and its subsidiaries have no intangible assets with non-defined useful life. The amount of additions in 2017, R$ 1,142,964, includes R$ 70,913 (R$ 142,014 in 2016) of capitalized borrowing costs, as presented in Note 21.

The annual average amortization rate is 3.85%. The main amortization rates, take into consideration the useful life that management expects for the asset, and reflect the expected pattern of their consumption, are as follows:

Under the regulations of the energy sector, goods and facilities used in the distribution are linked to these services, and cannot be withdrawn, disposed of, assigned or given in mortgage guarantee without the prior express authorization of the Regulator. Undoing of that link, for assets of an energy concession requires that the proceeds of the disposal are used for purposes of the concession.

On December 31, 2017 Cemig D has recorded as Intangible assets the gross book value of R$ 2,367,627 (R$ 2,242,966 at December 31, 2016) relating to assets fully amortized but still in operation. These assets are not taken into account for determination of the tariffs of Cemig D.

19.	SUPPLIERS

R$ ’000	Consolidated
	2017	2016
Energy on spot market – CCEE (1)	468,216	167,860
Charges for use of energy network (2)	153,146	78,407
Energy purchased for resale	870,654	676,563
Itaipu Binacional	240,220	206,827
Gas bought for resale (3)	186,401	461,589
Materials and services	424,120	348,347

	2,342,757	1,939,593

(1)	The balance payable to the CCEE refers basically to the hydrological risk of quotas for Itaipu. The increase in the balance payable, due to the hydrological risk, and also of the CCEARs, is associated with the adverse hydrological context.
(2)	The charges payable by distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.
(3)	In 2017 the Company reported higher expenses of energy due to the higher cost of supply in the wholesale market, arising from the low level of reservoirs, which resulted in lower output of power by the hydroelectric plants.

20.	TAXES, INCOME TAX AND SOCIAL CONTRIBUTION

c)	Taxes

R$’000	Consolidated		Holding company
	2017	2016	2017	2016
Current
ICMS (I)	496,916	501,535	—	—
Cofins	126,065	128,030	2,484	32,332
Pasep	27,154	27,701	484	6,987
Social security contributions	19,522	24,865	1,913	1,933
Others	34,915	111,456	960	42,382

	704,572	793,587	5,841	83,634
Non-current
Cofins (II)	24,216	594,866	—	—
Pasep (II)	3,983	129,056	—	—

	28,199	723,922	—	—

	732,771	1,517,509	5,841	83,634

Amounts to be restituted to customers
Non-current
Pasep and Cofins (II)	1,087,230	—	—	—

	1,087,230

(III)	The Tax Amnesty Program (PRCT).

In 2017 the subsidiaries Cemig D and Cemig GT joined and accepted the terms of the Minas Gerais State Tax Amnesty Program (Plano de Regularização de Créditos Tributários, or PRCT), for payment of ICMS tax by installments, updated and net of the reductions of penalty payments and interest as specified in State Law 22,549, and subsequent decrees that specified the conditions for payment of tax debits by installments.

The main tax issues that led to the decision of Cemig D to subscribe to the PRCT relate to ICMS on the CDE subvention in the period January 2013 to October 2016, and also to the classification of residential condominiums in the commercial category, which has a different ICMS rate, generating disagreement with the tax authority on interpretation, over the period 2013 to 2015. The amount included in the PRCT for Cemig D, in the amount of R$ 557,673, net of the reduction in interest and penalty payments by 90%, will be paid in 6 (six) installments, updated at 50% of the Selic rate.

By December 31, 2017 Cemig D had settled 3 (three) installments in the amount of R$ 281,877, with a balance of R$ 282,876 to be settled by March 2018.

The tax issue that led to Cemig GT adopting the PRCT relates to payment of ICMS tax on transfer of power supply received from a Consortium, where there was a difference in understanding between the Company and the tax authority in relation to the moment of payment. The amount of R$ 29,951, net of the 95% reduction in interest and penalties, was settled on October 31, 2017.

The total effects of acceptance of the PRCT, in the total amount of R$ 594,704, were recognized in the profit and loss account for the year ended December 31, 2017.

Additionally, on December 31, 2017 the Company and its subsidiaries had a balance of ICMS tax payable, of R$ 214,040, arising from their operations.

(IV)	On December 31, 2016 the long-term obligations for the Pasep and Cofins included the amounts relating to the Court challenge of the constitutionality of inclusion of the amount of ICMS tax within the base amount on which these contributions are calculated. The subsidiaries Cemig D and Cemig GT obtain interim relief from the Court allowing them not to make the payment and authorizing payment of the deposits into court (starting in 2008), and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

In October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, on the basis of setting a global precedent, in favor of the argument of the two subsidiaries. Based on the opinion of its legal advisers, the subsidiaries adopted the following procedures:

◾	Cemig GT reversed the provision in the amount of R$ 101,233, with effect on Net income for 2017, posting it as a reversal of deductions on revenue.
◾	Cemig D wrote down the liabilities relating to these contributions, constituting a liability to its customers in the amount of R$ 1,087,230, which is of an equivalent level to the updated amount of the escrow deposits already made which total R$ 1,110,376, net of the Pasep and Cofins taxes incident on its revenue from updating, in the amount of R$ 23,146. This liability was recorded considering that the subsidiary passes to its customers the tax effects incident upon its energy bill, maintaining the neutrality of tariffs. The restitution to customers will depend upon the court escrow deposit being lifted and a decision by Aneel on the mechanisms to be adopted. The net effect arising from the postings in question on the net income for the year, was null.

d)	Income tax and Social Contribution

	Consolidated
	2017	2016
Current
Income	88,152	18,380
Social contribution	27,144	8,486

	115,296	26,866

21.	LOANS, FINANCINGS AND DEBENTURES

					Consolidated – R$ ’000
					2017		2016
Financing source	Principal maturity	Annual financial cost %	Currency	Current	Non-current	Total	Total
FOREIGN CURRENCY
KfW	2019	1,78	Euros	4,178	205	4,383	7,416
Eurobonds	2024	9.25%	USD	25,149	3,308,000	3,333,149	—
Banco do Brasil: Various Bonds (1)	2024	Various	US$	1,455	21,478	22,933	23,049
(-) Transaction costs				—	(15,400)	(15,400)	—
(-) Interest paid in advance				—	(47,690)	(47,690)	—

Debt in foreign currency				30,782	3,266,593	3,297,375	30,465
BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% of the CDI Rate	R$	—	—	—	72,549
Banco do Brasil	2017	108.00% of CDI	R$	—	—	—	150,683
Banco do Brasil	2017	111.00% of CDI	R$	—	—	—	50,683
Banco do Brasil	2021	140.00% of CDI	R$	1,100	741,264	742,364	1,156,368
Banco do Brasil	2022	146.50% of CDI	R$	193	500,000	500,193	510,289
BNDES	2017	TJLP+2.34%	R$	—	—	—	74,095
Caixa Econômica Federal	2018	119.00% of CDI	R$	8,346	—	8,346	108,792
Caixa Econômica Federal	2022	146.50% of CDI	R$	1,165	625,502	626,667	697,800
Eletrobras	2023	UFIR; RGR + 6.00 to 8.00%	R$	16,619	33,170	49,789	68,043
Large customers	2024	Various	R$	1,965	2,339	4,304	6,317
Finep	2018	TJLP + 5% and TJLP + 8%	R$	2,359	—	2,359	5,505
Pipoca Consortium	2018	IPCA	R$	185	—	185	185
Promissory Notes – 7th Issue	2017	128.00% of CDI	R$	—	—	—	674,196
Banco da Amazônia S.A.	2018	CDI + 1.90%	R$	121,470	—	121,470	122,596
Sonda (2)	2021	110.00% of CDI	R$	—	41,993	41,993	83,238
(-) Transaction costs				(2,477)	(23,958)	(26,435)	(52,627)
Debt in Brazilian currency				150,925	1,920,310	2,071,235	3,728,712

Total of loans and financings				181,707	5,186,903	5,368,610	3,759,177

Debentures – 3rd Issue, 1st series (3)	2017	CDI + 0.90%	R$	—	—	—	543,214
Debentures – 3rd Issue, 2nd Series (3)	2019	IPCA + 6.00%	R$	157,866	143,199	301,065	293,153
Debentures – 3rd Issue, 3rd Series (3)	2022	IPCA + 6.20%	R$	50,766	959,436	1,010,202	983,679
Debentures – 5th Issue, 1st series (3)	2018	CDI + 1.70%	R$	703,021	—	703,021	1,411,295
Debentures – 6th Issue, 1st series (3)	2018	CDI + 1.60%	R$	507,692	—	507,692	1,040,715
Debentures – 6th Issue, 2nd series (3)	2020	IPCA +8.07%	R$	1,107	30,986	32,093	31,223
Debentures – 7th Issue, 1st series (3)	2021	140.00% of CDI	R$	47,319	1,636,238	1,683,557	2,241,592
Debentures – 2nd Issue (3)	2017	IPCA + 7.96%	R$	—	—	—	235,136
Debentures – 3rd Issue, 1st series (4)	2018	CDI + 0.69%	R$	447,114	—	447,114	464,072
Debentures – 3rd Issue, 2nd series (4)	2021	IPCA + 4.70%	R$	59,337	1,477,810	1,537,147	1,496,274
Debentures – 3rd Issue, 3rd series (4)	2025	IPCA + 5.10%	R$	38,409	881,788	920,197	895,829
Debentures – 4th Issue, single series (4)	2018	CDI + 4.05%	R$	20,008	—	20,008	1,626,851
Debentures – 5th Issue, single series (4)	2022	146.50% of CDI	R$	1,220	1,575,000	1,576,220	—
Debentures (5)	2018	CDI + 1.60%	R$	100,328	—	100,328	100,629
Debentures (5)	2018	CDI + 0.74%	R$	33,350	—	33,350	66,706
Debentures (5)	2022	TJLP+1.82% (75%); Selic+1.82% (25%)	R$	33,070	122,307	155,377	133,502
Debentures (5)	2019	116.50% of CDI	R$	330	50,000	50,330	—
Debentures (2)	2019	128.50% of CDI	R$	15,352	11,200	26,552	—
(–) FIC Pampulha: Securities of subsidiary companies (6)				(25,492)	—	(25,492)	(64,528)
(-) Transaction costs				(1,953)	(47,721)	(49,674)	(79,239)

Total, debentures				2,188,844	6,840,243	9,029,087	11,420,103

Overall total – Consolidated				2,370,551	12,027,146	14,397,697	15,179,280

(7)	Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$ 149,169, less the amounts given as Deposits in guarantee, with balance of R$ 126,236. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(8)	CemigTelecom
(9)	Cemig Geração e Transmissão
(10)	Cemig Distribuição
(11)	Gasmig
(12)	FIC Pampulha has financial investments in securities issued by subsidiaries of the Company. For more information on this fund, see Note 30.

Guarantees

The guarantees of the debtor balance on loans and financings, on December 31, 2017, were as follows:

R$ ’000	2017
Promissory Notes and Sureties	8,849,765
Receivables	3,962,696
Shares	1,389,712
Without guarantee	195,524

TOTAL	14,397,697

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

Consolidated	2018	2019	2020	2021	2022	2023	2024	After 2024	Total
Currency
Euros	4,178	205	—	—	—	—	—	—	4,383
US dollar	26,604	—	—	—	—	—	3,329,478	—	3,356,082

Total, currency denominated	30,782	205	—	—	—	—	3,329,478	—	3,360,465
Indexors
IPCA index (1)	307,670	646,372	819,783	819,068	546,655	220,447	220,447	220,447	3,800,889
Ufir / RGR (2)	16,619	12,910	11,210	3,407	3,264	2,379	—	—	49,789
CDI Rate (3)	1,990,784	1,043,836	1,164,970	1,570,827	1,432,141	—	—	—	7,202,558
URTJ / TJLP (4)	27,161	22,965	23,111	22,777	22,877	—	—	—	118,891
IGP–DI (5)	1,965	383	612	54	516	516	258	—	4,304

Total governed by indexors	2,344,199	1,726,466	2,019,686	2,416,133	2,005,453	223,342	220,705	220,447	11,176,431

(-) Transaction costs	(4,430)	(14,661)	(18,654)	(22,468)	(15,296)	(200)	(15,600)	(200)	(91,509)
(-) Interest paid in advance	—	—	—	—	—	—	(47,690)	—	(47,690)

Overall total	2,370,551	1,712,010	2,001,032	2,393,665	1,990,157	223,142	3,486,893	220,247	14,397,697

(1)	Expanded National Consumer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General – Domestic Availability’) Price Index.

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	Acumulated Change 2017, %	Acumulated Change 2016, %	Indexor	Acumulated Change 2017, %	Acumulated Change 2016, %
US dollar	1.50	(16.54)	IPCA	2.95	6.29
Euros	15.41	(19.10)	CDI	9.93	14.06

The changes in loans, financings and debentures were as follows:

R$ ’000	Consolidated
Balance on December 31, 2015	15,166,537
Loans and financings obtained	5,878,054
(-) Transaction costs	(141,278)

Financings obtained, net	5,736,776
Monetary and exchange rate variation	230,859
Financial charges provisioned	2,002,010
Amortization of transaction cost	68,401
Financial charges paid	(2,369,244)
Amortization of financings	(5,591,531)

Subtotal	15,243,808
(–) FIC Pampulha: Securities of subsidiary companies	(64,528)

Balance at December 31, 2016	15,179,280

Loans and financings obtained	3,363,244
(–) Transaction costs (1)	(16,292)
(–) Interest paid in advance (1)	(48,097)

Financings obtained, net	3,298,855
Transaction costs (2)	(10,971)
Monetary and exchange rate variation	165,378
Financial charges provisioned	1,537,221
Amortization of transaction cost	66,856
Amortization of interest paid in advance	406
Financial charges paid	(1,746,950)
Amortization of financings	(4,131,411)

Subtotal	14,358,664

(–) FIC Pampulha: Securities of subsidiary companies	39,033

Balance on December 31, 2017	14,397,697

(1)	Includes taxes with no cash effect, of R$ 9,573.
(2)	Transaction costs arising from the 5th issue of debentures by Cemig D, as per table of funds raised below.

Borrowing costs, capitalized

Costs of loans directly related to acquisition, construction or production of an asset which necessarily requires a significant time to be concluded for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. For borrowings raised for the construction of a specific PP&E asset, the Company capitalizes all of the financial costs related to the borrowings directly to the respective assets being financed. For other borrowings raised that are not linked directly to a specific PP&E asset, a weighted average rate is established for the capitalization of the costs of those loans. All other costs of loans are recorded in Expenses in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company in relation to the loan.

The subsidiaries Cemig D and Gasmig transferred to Intangible assets the costs of loans and financings linked to working in progress, as follows:

R$ ’000	2017	2016
Costs of loans and financings	1,604,483	2,070,411
Financing costs on Intangible assets	(70,913)	(142,014)

Net effect in Income or loss	1,533,570	1,928,397

The amounts of the capitalized borrowing costs have been excluded from the Statement of cash flow, in the additions to cash flow of investing activities, because they do not represent an outflow of cash for acquisition of the related asset.

The average rate of capitalization of the loans and financings whose costs were transferred to work in progress was 14.28% at December 31, 2017, and 18.02% at December 31, 2016.

Funding raised

This table gives the consolidated totals of funds raised in 2017:

Financing source	Signature date	Principal maturity	Annual financing cost – %	Amount (*) R$ ’000
Foreign currency
Eurobonds	12/05/2017	2024	9.25%	3,252,374
(–) Transaction costs (*)				(15,530)
Interest paid in advance (*)				(48,097)
Brazilian currency
Debentures (1)	11/04/2013	2022	CDI + 0.74%	33,870
Debentures (2)	04/22/2017	2019	128.50% of CDI	26,238
Debentures – 5th Issue, single series (3)	12/14/2017	2022	146.50% of CDI	1,575,000
(–) Transaction costs (3)				(10,971)

Total raised				4,812,884

(*)	Includes taxes without cash effect, of R$ 9,573.
(1)	Subscription by BNDESPar of Gasmig’s fourth debentures Issue, in June 2017, to support the plan for investment in expansion of the gas distribution network.
(2)	CemigTelecom completed its second issue of non-convertible debentures in May 2017 with real guarantees and additional surety, in a single series, to roll over debt and strengthen cash position.
(3)	On December 14, 2017 Cemig Telecom made its 5th issue of non-convertible debentures, with maturity 4.5 years, annual remuneration of 146.50% of the CDI, to be amortized in 36 monthly installments becoming due as from July 2019. Payment for subscription of the Debentures of the 5th issue was made with the debentures of the 4th issue – thus there was no cash effect in the Company.

Issue of Eurobonds

In December 2017 Cemig GT issued Eurobonds in the international market for a total of US$ 1 billion, with six-monthly coupon, at 9.25% p.a. The 7-year issue has maturity in December 2024, with an option for prepayment, without premium after six years from issue.

The issue had a surety guarantee from the Company, and proceeds were used to amortize short-term debt. Fitch and Standard&Poors gave the issue the rating ‘B’.

To protect against foreign exchange variation, concomitantly with the receipt of proceeds on December 5, 2017, Cemig GT made a hedge transaction, at the cost of 150.5% of the variation arising from the CDI rate, for the total amount including the interest, through a combination of interest rate swap and call spread on the principal (i.e. in which Cemig GT accepts that the protection is up to an agreed price level). The issue deed had restrictive covenants and specified default events, which could generate early maturity of the debt. The package of covenants contains restrictions on investment, on indebtedness, on payment of dividends, and real guarantees, among other items, thus providing a combination of operational and financial flexibility for the issue and protection for investors. The covenants were decided according to the commonly accepted covenants for High Yield issues, and will cease to apply if and when Cemig GT is rated ‘investment grade’ by two rating agencies.

Debentures

The debentures issued by the Company are not convertible into shares, and have the following characteristics:

Issuer	Type of guarantee	Annual cost, %	Maturity	2017	2016
Cemig GT – 3rd Issue – 1st Series	Unsecured	CDI Rate + 0.90%	2017	—	543,214
Cemig GT – 3rd Issue – 2nd Series	Unsecured	IPCA + 6.00%	2019	301,065	293,153
Cemig GT – 3rd Issue – 3rd Series	Unsecured	IPCA + 6.20%	2022	1,010,202	983,679
Cemig GT – 5th Issue – 1st Series	Unsecured	CDI + 1.70%	2018	703,021	1,411,295
Cemig GT – 6th Issue – 1st Series	Surety	CDI + 1.60%	2018	507,692	1,040,715
Cemig GT – 6th Issue – 2nd Series	Surety	IPCA +8.07%	2020	32,093	31,223
Cemig GT – 7th Issue – 1st Series	Receivables (Revenue)	140.00% of CDI	2021	1,683,557	2,241,592
Cemig D – 2nd Issue	None	IPCA + 7.96%	2017	—	235,136
Cemig D – 3rd Issue – 1st Series	Surety	CDI + 0.69%	2018	447,114	464,072
Cemig D – 3rd Issue – 2nd Series	Surety	IPCA + 4.70%	2021	1,537,147	1,496,274
Cemig D – 3rd Issue – 3rd Series	Surety	IPCA + 5.10%	2025	920,197	895,829
Cemig D – 4th Issue – single Series	Surety	CDI + 4.05%	2018	20,008	1,626,851
Cemig D – 5th Issue – single Series	Surety / Receivables	146.50% of CDI	2022	1,576,220	—
Gasmig	Unsecured	CDI + 1.60%	2018	100,328	100,629
Gasmig	Unsecured	CDI + 0.74%	2018	33,350	66,706
Gasmig	Unsecured	TJLP+1.82% (75%); Selic+1.82% (25%)	2022	155,377	133,502
Gasmig	Unsecured	116.50% of CDI	2019	50,330	—
CemigTelecom	Receivables	128.50% of CDI	2019	26,552	—
(–) FIC Pampulha: Securities of subsidiary companies				(25,492)	(64,528)
(–) Transaction costs				(49,674)	(79,239)

TOTAL				9,029,087	11,420,103

For the debentures issued by the subsidiaries, there are no agreements for renegotiation, nor debentures held in treasury. There is an early maturity clause for cross-default in the event of non-payment, by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$ 50 million.

Restrictive covenants

The Company has contracts with covenants linked to financial index, as follows:

Title	Parameter	Ratio required – Issuer	Ratio required – Cemig (Guarantor)	Compliance required
Banco do Brasil: Bank Credit Notes, and Fixed Credit Cemig GT (1)	Net debt / (Ebitda + Dividends received)

The following, or less:

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

The following, or less:

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

Half-yearly
7th Debenture Issue Cemig GT (2)	Net debt / (Ebitda + Dividends received)	The following, or less: 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	The following, or less: 4.5 in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	Half-yearly
Eurobonds Cemig GT (3)	Net debt / Ebitda adjusted for the Covenant

The following, or less:

5.5 on December 31, 2017

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on /after Dec. 31, 2021

The following, or less:

5.0 on December 31, 2017

5.0 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

3.0 on and after Dec. 31, 2021

Half-yearly
Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal; and 5th Debenture Issue CEMIG D (4)	Net debt / (Ebitda + Dividends received)

The following, or less:

7.5 on December 31, 2017

7.5 on June 30, 2018

4.5 on December 31, 2018

3.8 on June 30, 2019

3.8 on December 31, 2019

3.3 on June 30, 2020

3.3 on December 31, 2020

3.3 on June 30, 2021

3.3 on /after Dec. 31, 2021

The following, or less:

4.5 on December 31, 2017

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

Half-yearly
	Current liquidity	0.6x on /after Dec. 31, 2021	0.6x on / after Dec. 31, 2021
Gasmig – Debentures (5)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	—	Annual
	Ebitda / Debt servicing	1.3 or more	—	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	—	Annual
	Net debt / Ebitda	2.5 or more	—	Annual

(6)	Through contractual amendments, a further early maturity clause was added to Cemig GT’s Bank Credit Notes and Fixed Credit Line with Banco do Brasil, requiring compliance with a financial ratio similar to that required by the 7th Debenture Issue.
(7)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240,000.
(8)	There is also an obligation to comply with a ‘maintenance’ covenant – which requires that the debt in Cemig Consolidated (as per financial statement), shall have asset guarantee for debt of 1.75x Ebitda (2.0 in December 2017); and a ‘damage’ covenant, requiring real guarantee for debt in Cemig GT of 1.5x Ebitda. In the event that ‘maintenance financial covenants’ are exceeded at any time, the interest rate will automatically be increased by 2% p.a. as long as the excess continues.
(9)	The Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal were amended in December 2017, to include requirement for 6-monthly compliance with covenants as described above. The 5th Debenture Issue included demand ability of compliance with the Covenants.
(10)	If Gasmig does not achieve the required covenants, Gasmig must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable to the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

The covenants requiring annual and half-yearly compliance were compliant on December 31, 2017.

22.	REGULATORY CHARGES

R$ ’000	Consolidated
	2017	2016
Assets
Receivables from Eletrobras (1)	—	48,379
Liabilities
Global Reversion Reserve (RGR)	36,591	34,659
Energy Development Account (CDE)	206,022	189,330
Aneel inspection charge	2,154	2,877
Energy Efficiency	223,768	287,571
Research and development	233,396	233,560
Energy System Expansion Research	2,696	2,724
National Scientific and Technological Development Fund	5,066	5,146
Proinfa – Alternative Energy Program	6,612	7,720
Royalties for use of water resources	15,172	23,404
Emergency capacity charge	30,997	30,996
Consumer charges – ‘Tariff flag’ amounts	16	17,224

	762,490	835,211

Current liabilities	512,673	380,586
Non-current liabilities	249,817	454,625

(1)	Cemig GT requested from Aneel a review of the amounts paid for the RGR Contribution in previous business years, due to the basis of calculation used at the time for calculation of the charge. Cemig GT recognized the right to recover the amount paid in excess, to be offset against RGR payable, only after the conclusion, in 2016, of a judgment by Aneel, as per Aneel Technical Note 162/2016, which accepted Cemig GT’s claim. As per decision by Aneel, management of the RGR became the responsibility of Eletrobras.

23.	POST-RETIREMENT OBLIGATION

The Forluz Pension plan (a Supplementary retirement pension plan)

Cemig is a sponsor of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a finance income to complement retirement and pension, in accordance with the pension plan that they are subscribed in.

Forluz makes the following supplementary pension benefit plans available to its participants:

Mixed Benefit Plan (‘Plan B’): This plan operates as a defined-contribution plan in the fund accumulation phase for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution. The Sponsors match the basic monthly contributions of the participants. This is the only plan open for joining by new participants.

Funded Benefit Balances Plan (‘Plan A’): This plan includes all currently employed and assisted participants who opted to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

Amortization of the actuarial obligations and recognition in the financial statement

In this Note the Company states its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the terms of CPC Technical Pronouncement 33 R1/IAS 19 (Employee Benefits), and the independent actuarial opinion issued as of December 31, 2017.

The Company and its subsidiaries have recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$ 720,498 on December 31, 2017 (R$ 787,003 on December 31, 2016). This amount has been recognized as an obligation payable by Cemig, its subsidiaries, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Consumer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. Because the Company is required to pay this debt even if Forluz has a surplus, the Company decided to record the debt in full, and record the effects of monetary updating and interest in Finance income (expenses) in the Statement of income.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

In May 2017 Forluz and the sponsors Cemig, Cemig GT and Cemig D signed an Instrument of Assumption of Debt for Coverage of Deficit in accordance with the deficit solution plan for Plan A (the Retirement Benefits Balances Plan) approved by the Governing Council of Forluz on December 15, 2016. On December 31, 2017 the total amount payable by Cemig and its subsidiaries Cemig D and Cemig GT as a result of the deficit found in Plan A is R$ 283,291 with monthly amortizations up to June 2031, calculated by the system of constant installments (known as the ‘Price Table’). Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Consumer Price) index published by the IBGE.

In February 2018 the Board of Directors of Cemig authorized signature of a new Debt Assumption Instrument between Forluz and the sponsors Cemig, Cemig GT and Cemig D, in accordance with a plan for coverage of the deficit of Plan A of Forluz. The total amount to be paid by Cemig and its subsidiaries as a result of the deficit found in Plan A is R$ 99,176, through 167 monthly installments. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Consumer Price) index published by the IBGE. If the plan reaches actuarial surplus before the full period of amortization of the contract, the Company and its subsidiaries will not be required to pay the remaining installments and the contract will be extinguished.

Actuarial information

The consolidated actuarial information is as follows:

Consolidated R$ ’000	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	10,545,473	1,809,441	38,505	269,880	12,663,299
Fair value of plan assets	(8,546,329)	—	—	—	(8,546,329)

Initial net liabilities	1,999,144	1,809,441	38,505	269,880	4,116,970
Adjustment to asset ceiling	69,211	—	—	—	69,211

Net liabilities in the Statement of financial position	2,068,355	1,809,441	38,505	269,880	4,186,181

The asset ceiling is the present value of any economic benefits available in the form of restitutions coming from the plan or reductions in future contributions to the plan.

The present value of the liabilities of the pension plan is adjusted to the asset ceiling, which corresponds to the surplus result of Plan B, which has a specific destination allocation under the regulations of the National Private Pension Plans Council (CNPC).

The changes in the present value of the defined benefit obligation are as follows:

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Defined-benefit obligation on December 31, 2015	8,048,867	1,323,516	30,090	553,377	9,955,850

Cost of current service	5,372	8,520	194	2,628	16,714
Interest on the actuarial obligation	1,013,091	173,886	3,953	72,252	1,263,182
Actuarial losses (gains):
Due to changes in demographic assumptions	(920)	—	—	53	(867)
Due to changes in financial assumptions	1,253,472	390,951	8,806	174,832	1,828,061
Due to adjustments based on experience	230,666	(86,909)	(3,422)	21,608	161,943

	1,483,218	304,042	5,384	196,493	1,989,137
Benefits paid	(806,990)	(99,177)	(2,072)	(10,829)	(919,068)

Defined-benefit obligation on December 31, 2016	9,743,558	1,710,787	37,549	813,921	12,305,815

Cost of current service	4,480	11,268	264	3,760	19,772
Interest on the actuarial obligation	979,746	177,994	3,908	84,869	1,246,517
Actuarial losses (gains):
Due to changes in demographic assumptions	190,523	—	—	20	190,543
Due to changes in financial assumptions	414,980	65,515	1,699	54,207	536,401
Due to adjustments based on experience	53,054	(43,507)	(2,485)	(59,593)	(52,531)

	658,557	22,008	(786)	(5,366)	674,413
Plan amendment – Past service	—	—	—	(619,297)	(619,297)
Benefits paid	(840,868)	(112,616)	(2,430)	(8,007)	(963,921)

Defined-benefit obligation on December 31, 2017	10,545,473	1,809,441	38,505	269,880	12,663,299

The Company and its subsidiaries have made changes to life insurance, resulting in reduction of the capital insured of retirees by 20% at each 5-year interval, from aged 60, down to a minimum of 20%. These changes resulted in a reduction of R$ 619,297 in the post-retirement obligation reported on December 31, 2017, with counterpart in the Consolidated statement of Income.

Changes in the fair values of the plan assets were as follows:

Consolidated R$ ’000	Pension plans and retirement supplement plans
Fair value of the plan assets at December 31, 2015	6,702,479

Real return on the investments	2,105,599
Contributions from the employer	127,163
Benefits paid	(806,990)

Fair value of the plan assets at December 31, 2016	8,128,251

Real return on the investments	1,099,507
Contributions from the employer	159,439
Benefits paid	(840,868)

Fair value of the plan assets at December 31, 2017	8,546,329

The amounts recognized in the 2017 and 2016 Income and loss account are as follows:

Consolidated – 2017 R$ ’000	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	4,480	11,268	264	3,760	19,772
Interest on the actuarial obligation	979,746	177,994	3,908	84,869	1,246,517
Expected return on the assets of the Plan	(810,265)	—	—	—	(810,265)
Past service cost	—	—	—	(619,297)	(619,297)

Expense (recovery of expense) in 2017 according to actuarial calculation	173,961	189,262	4,172	(530,668)	(163,273)

Consolidated — 2016 R$ ’000	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	5,372	8,520	194	2,628	16,714
Interest on the actuarial obligation	1,013,091	173,886	3,953	72,252	1,263,182
Expected return on the assets of the Plan	(832,741)	—	—	—	(832,741)

Total expense in 2016 according to actuarial calculation	185,722	182,406	4,147	74,880	447,155

Changes in net liabilities were as follows:

Holding company R$ ’000	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2015	199,183	74,034	1,958	28,016	303,191

Expense recognized in Income and loss account	27,756	10,138	275	3,775	41,944
Contributions paid	(6,255)	(6,116)	(131)	(612)	(13,114)
Actuarial losses (gains) ( * )	37,249	17,599	350	10,245	65,443

Net liabilities on December 31, 2016	257,933	95,655	2,452	41,424	397,464

Expense recognized in Income and loss account	27,119	10,437	276	4,653	42,485
Contributions paid	(7,846)	(7,101)	(157)	(361)	(15,465)
Plan amendment – Past service	—	—	—	(29,788)	(29,788)
Actuarial losses (gains) ( * )	56,278	12,577	88	(4,142)	64,801

Net liabilities on December 31, 2017	333,484	111,568	2,659	11,786	459,497

				2017	2016
Current liabilities				12,974	11,143
Non-current liabilities				446,523	386,321

(*)	Recognized directly in Comprehensive income.

Consolidated R$ ’000	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2015	1,346,388	1,323,516	30,090	553,377	3,253,371

Expense recognized in Income and loss account	185,722	182,406	4,147	74,880	447,155
Contributions paid	(127,163)	(99,177)	(2,072)	(10,829)	(239,241)
Actuarial losses (gains) ( * )	274,207	304,042	5,384	196,493	780,126

Net liabilities on December 31, 2016	1,679,154	1,710,787	37,549	813,921	4,241,411

Expense recognized in Income and loss account	173,961	189,262	4,172	88,629	456,024
Contributions paid	(159,439)	(112,616)	(2,430)	(8,007)	(282,492)
Plan amendment – Past service	—	—	—	(619,297)	(619,297)
Actuarial losses (gains) ( * )	374,679	22,008	(786)	(5,366)	390,535

Net liabilities on December 31, 2017	2,068,355	1,809,441	38,505	269,880	4,186,181

				2017	2016
Current liabilities				231,894	198,867
Non-current liabilities				3,954,287	4,042,544

(*)	Recognized directly in Comprehensive income.

The amounts reported as ‘Expense recognized in the income and loss account’ refer to the costs of post-employment obligations, totaling R$ 390,637 in 2017 (R$ 344,599 in 2016), plus the financial costs and monetary updating on the debt agreed with Forluz, in the amounts of R$ 65,387 in 2017, and R$102,596 in 2016. Further, due to the alterations in the life insurance, a recovery of expense, of R$ 619,297, was posted in the income and loss account in 2017.

The independent actuary’s estimation for the expense to be recognized for 2018 is as follows:

Consolidated – 2018 R$ ’000	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	3,522	9,702	231	1,592	15,047
Interest on the actuarial obligation	959,279	172,621	3,581	25,448	1,160,929
Expected return on the assets of the Plan	(770,865)	—	—	—	(770,865)

Total expense in 2018 as per actuarial opinion	191,936	182,323	3,812	27,040	405,111

The expectation for payment of benefits for 2018 is as follows:

Consolidated R$ ’000	Pension plans and retirement supplement plans – Forluz	Health Plan	Dental Plan	Life insurance	Total
Estimate of payment of benefits	874,503	117,121	2,527	8,367	1,002,518

The Company and its subsidiaries Cemig GT and Cemig D have expectation of making contributions to the pension plan in 2018 of R$ 165,817 for amortization of the deficit of Plan A, and R$ 85,509 for the Defined Contribution Plan (recorded directly in the consolidated statement of Income for the year).

The average maturity periods of the obligations of the benefit plans, in years, are as follows:

Pension plans and retirement supplement plans		Health Plan	Dental Plan	Life insurance
Plan A	Plan B
9.28	11.55	13.68	13.68	11.55

The main categories of assets of the plan, as a percentage of the total of the plan’s assets, are as follows:

	Cemig, Cemig GT and Cemig D
	2017	2016
Shares in Brazilian companies	6.63%	3.84%
Fixed income securities	74.12%	74.96%
Real estate property	8.05%	8.14%
Others	11.20%	13.06%

Total	100.00%	100.00%

The following assets of the pension plan, valued at fair value, are related to the Company:

R$ ’000	2017	2016
Non-convertible debentures issued by the Company and its subsidiaries	363,616	397,443
Shares issued by the Sponsor	9,826	6,642
Real estate properties of the Foundation, occupied by the Company and its subsidiaries	725,000	710,000

	1,098,442	1,114,085

This table gives the main actuarial assumptions:

	Cemig, Cemig GT and Cemig D
	2017	2016
Annual discount rate for present value of the actuarial obligation	9.48%	10.50%
Annual expected return on plan assets	9.48%	10.50%
Long-term annual inflation rate	4.00%	4.50%
Estimated future annual salary increases	6.08%	6.59%
General mortality rate table	AT-2000 D10%	AT-2000
Disability table	Not adopted	Álvaro Vindas
Disabled mortality table	AT 49	AT 49

Below is a sensitivity analysis of the effects of changes in the main actuarial assumptions used to determine the defined-benefit obligation on December 31, 2017:

Effects on the defined-benefit obligation – Consolidated R$ ’000	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Reduction of one year in the mortality table	273,203	35,702	599	(15,929)	293,575
Increase of one year in the mortality table.	—	—	—	15,251	15,251
Reduction of 1% in the discount rate	1,103,406	243,821	4,979	42,539	1,394,745

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position. The Company has not made changes in the methods used to calculate its post-retirement obligations for the business years ended December 31, 2017 and 2016.

24.	PROVISIONS

The Company and its subsidiaries are involved in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company is defendant

The Company and its subsidiaries recorded Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

R$ ’000	Consolidated
	2016	Additions	Reversals	Settled	2017
Labor claims	349,273	210,129	(3,524)	(82,004)	473,874
Civil cases
Consumer relations	14,741	21,549	(1,704)	(15,954)	18,632
Other civil actions	40,443	9,824	(2,471)	(4,691)	43,105

	55,184	31,373	(4,175)	(20,645)	61,737

Tax	69,922	8,346	(2,546)	(18,674)	57,048
Environmental	39	6	—	—	45
Regulatory	43,100	14,818	(17,225)	(881)	39,812
Corporate	239,445	—	(239,445)	—	—
Other	58,054	13,797	(19,349)	(6,905)	45,597

Total	815,017	278,469	(286,264)	(129,109)	678,113

R$ ’000	Consolidated
	2015	Additions	Reversals	Settled	2016
Labor claims	289,841	124,706	(4,811)	(60,463)	349,273
Civil cases
Consumer relations	17,378	14,779	(2,640)	(14,776)	14,741
Other civil actions	28,792	18,116	(114)	(6,351)	40,443

	46,170	32,895	(2,754)	(21,127)	55,184

Tax	69,014	2,981	(1,310)	(763)	69,922
Environmental	60	39	(60)	—	39
Regulatory	45,180	2,633	(2,702)	(2,011)	43,100
Corporate	268,953	—	(29,508)	—	239,445
Other	35,355	35,560	(3,920)	(8,941)	58,054

Total	754,573	198,814	(45,065)	(93,305)	815,017

R$ ’000	Holding company
	2016	Additions	Reversals	Settled	2017
Labor claims	34,928	16,641	(3,016)	(9,950)	38,603
Civil cases					—
Consumer relations	1,435	45	(411)	(45)	1,024
Other civil actions	3,238	301	(2,359)	(222)	958

	4,673	346	(2,770)	(267)	1,982
Tax	8,869	3,093	(1,732)	(2,757)	7,473
Regulatory	21,614	—	(7,655)	—	13,959
Corporate	239,445	—	(239,445)	—	—
Other	466	1,314	(77)	(526)	1,177

Total	309,995	21,394	(254,695)	(13,500)	63,194

R$ ’000	Holding company
	2015	Additions	Reversals	Settled	2016
Labor claims	29,169	12,505	—	(6,746)	34,928
Civil cases
Consumer relations	3,294	14	(1,863)	(10)	1,435
Other civil actions	1,289	2,181	(114)	(118)	3,238

	4,583	2,195	(1,977)	(128)	4,673
Tax	10,306	416	(1,172)	(681)	8,869
Regulatory	21,696	89	(88)	(83)	21,614
Corporate	268,953	—	(29,508)	—	239,445
Other	427	78	(14)	(25)	466

Total	335,134	15,283	(32,759)	(7,663)	309,995

The Company’s management, in view of the long periods and manner of working of the Brazilian judiciary and tax and regulatory systems, believes that it is not practical to supply information that would be useful to the users of these financial statement about the time when any cash outflows, or any possibility of reimbursements, might occur. The Company’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the Company’s result of operations or financial position.

The details on the principal provisions and contingent liabilities are given below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’.

Labor claims

The Company and its subsidiaries are involved in various legal actions claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$ 1,854,257 (R$ 1,543,946 on December 31, 2016), of which R$ 473,874 (R$ 349,273 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Consumer relations

The Company and its subsidiaries are involved in various civil actions relating to indemnity for moral and material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 56,017 (R$ 33,178 on December 31, 2016), of which R$ 18,632 (R$ 14,741 on December 31, 2016) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil cases

Cemig and its subsidiaries are involved in various civil actions claiming indemnity for pain and suffering and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 218,455 (R$ 227,043 on December 31, 2016), of which R$ 43,105 (R$ 40,443 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Tax

The Company and its subsidiaries are involved in numerous administrative and judicial claims relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added) tax on goods and services; the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$ 159,109 (R$ 200,437 on December 31, 2016), of which R$ 43,970 (R$ 57,020 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$ 121,948 (R$ 94,936 on December 31, 2016). Of this total, R$ 13,078 has been recognized (R$ 12,902 on December 31, 2016) – this being the amount estimated as probably necessary for settlement of these disputes.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 68,097 (R$ 34,031 on December 31, 2016), of which R$ 45 (R$ 39 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$ 222,434 (R$ 235,886 on December 31, 2016), of which R$ 39,812 (R$ 43,100 on December 31, 2016) has been recognized as provision – the amount estimated as probably necessary for settlement of these disputes.

Corporate

Difference of monetary updating on the Advance for Future Capital Increase (AFAC) made by the Minas Gerais State Government

On December 19, 2014 the Finance Secretary of Minas Gerais State sent an Official Letter to Cemig requesting recalculation of the amounts relating to the Advances for Future Capital Increase made in 1995, 1996, and 1998, which were returned to Minas Gerais State in December 2011, for review of the criterion used by the Company for monetary updating, arguing that application of the Selic rate would be more appropriate, replacing the IGP-M index.

On December 29, 2014 the Company made an administrative deposit applying for suspension of enforceability of the credit being requested by the state, and for its non-inclusion in the Register of Debts owed to the state and in the Registry of Defaulted Payments owed to the State (CADIN).

The Company’s management held negotiations with the government of the State of Minas Gerais, and obtained the approvals requested by its governance bodies to sign a Debt Recognition Agreement with Minas Gerais State, through its Tax Office, under which the State undertook to return to the Company the total amount deposited, after monetary updating by the IGP-M index. This was signed on October 25, 2017. With this new scenario the chances of loss in this action were re-assessed to ‘remote’, and as a result the Company has reversed the provision of R$ 239,445, due to the expectation that there will be no future disbursement to liquidate this obligation, which had until then been provisioned. More details in Note 12.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$ 31,987 (R$ 28,389 at December 31, 2016), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal proceedings

The Company and its subsidiaries are involved in a lawsuit disputing the removal of residents in areas of access to transmission lines or under transmission line towers. The chance of loss in this action was re-assessed to ‘remote’, since in a similar action the court refused an application by the Public Attorneys. On December 31, 2016 the amount provisioned was R$ 21,407.

In addition to the proceedings described above, the Company is involved, as plaintiff or defendant, in other less significant claims, related to the normal course of its operations, with an estimated total amount of R$ 170,158 (R$ 157,952 on December 31, 2016), of which R$ 13,655 (R$ 8,297 on December 31, 2016) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these proceedings, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or income.

Contingent liabilities – whose loss are assessed as ‘possible’, and the company believes it has arguments of merit for legal defense

Taxes and similar contributions

The Company and its subsidiaries are involved in numerous administrative and judicial procedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company paid an indemnity to its employees, totaling R$ 177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make a escrow deposit of R$ 121,834, which updated now represents the amount of R$ 267,432 (R$ 255,127 at December 31, 2016). The updated amount of the contingency is R$ 311,138 (R$ 290,216 on December 31, 2016) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings related to various matters: employee income sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$ 1,647,343 (R$ 1,509,940 on December 31, 2016). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company and its subsidiaries are contesting the non-homologation of the amounts offset. The amount of the contingency is R$ 274,836 (R$ 317,032 on December 31, 2016) and the chance of loss was classified as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Corporate tax return – restitution and offsetting

The Company was a party in an administrative case involving requests for restitution and compensation of credits arising from tax losses carry-forward balances indicated in the corporate tax returns for the calendar years from 1997 to 2000, and also for over payments identified in the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximated amount of R$ 576,386 (R$ 535,465 on December 31, 2016). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and the understanding that mistaken assumptions were used by the tax authorities in the administrative judgment, and also based on analysis of the Company’s argument and documents of proof.

Income tax withheld on capital gain in a stockholding transaction

The federal tax authority issued a tax assessment on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a stockholding transaction relating to the purchase by Parati, and sale, by Enlighted, on July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 212,393 (R$ 197,911 on December 31, 2016) and the loss has been assessed as ‘possible’.

The Social Contribution tax on net income (CSLL)

The federal tax authority issued a tax assesment against the Company for the years of 2012 and 2013, alleging undue non-addition, or deduction of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 322,196 (R$ 279,914 on December 31, 2016). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

ICMS (value added)

The tax authority of Minas Gerais state has opened several administrative actions against Cemig D, raising a supposed divergence in the classification, for tax purposes, of certain customers in the years 2011 through 2015.

The cases have been dismissed in view of Cemig’s acceptance of the terms of the Minas Gerais State Tax Amnesty Program (PRCT), in which the settlement included the amounts involved in these cases. The amount of this contingency was R$ 82,130 at December 31, 2016.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Energy Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company and its subsidiaries believe there are arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 1,224,274 (R$ 1,304,705 on December 31, 2016). The Company has assessed the chances of loss in this action as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the energy sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions in the Energy Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Wholesale Energy Exchange Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering Aneel’s Dispatch 288 of 2002. This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 287,515 (R$ 263,847 on December 31, 2016). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the mandatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Energy Sector, in which the Company has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) of March 6, 2013 established new criteria for the prorating of the cost of additional dispatch of thermal plants. Under the new criteria, the costs of the System Service Charges for Energy Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between free Customers and distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Energy Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), of which Cemig GT is a member, obtained an interim court decision suspending the effects of Articles 2 and 3 of Resolution CNPE 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim decision, the CCEE carried out the financial settlement for transactions in April through December 2013 using the criteria prior to the said Resolution. As a result, Cemig GT recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of CNPE Resolution 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim remedy granted in favor of its members, which include Cemig GT and its subsidiaries. This decision was the subject of an appeal, distributed to the 7th Panel of the Regional Federal Court (Tribunal Federal Regional, or TRF) of the 1st Region, , which is still pending of judgment.

The amount of the contingency is approximately R$ 201,586 (R$ 182,232 on December 31, 2016). In spite of the successful judgment at first instance, the Association’s legal advisers still considered the chances of loss of this contingency as ‘possible’. The Company agrees with this, since there are not yet elements to make it possible to foresee the outcome of the Appeal filed by the Federal Government.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount allegedly paid in excess by customers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$ 275,458 (R$ 253,731 on December 31, 2016). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decision on this matter.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against Cemig D and Aneel, requiring identification of all customers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs in the period from 2002 to 2009, and restitution, through credits on energy bills, of any amounts unduly charged arising from non-inclusion from the distributor’s non-manageable costs components (‘Portion A’ costs) of the impact of future variations in consumer energy demand, and the allegedly undue inclusion of these gains in the distributor’s manageable costs (‘Portion B’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Energy Sector Agreement.

As a result of Cemig D’s favorable decision, and no appeal filed against this decision, the provision for this case has been reversed (on December 31, 2016 the amount of the action was R$ 316,675).

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring the Company to invest at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Lalw with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisers management has classified the chance of loss as ‘possible’. The amount of the contingency is R$ 126,664 (R$ 112,704 on December 31, 2016).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 79,378 (R$ 73,169 on December 31, 2016).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 397,897 (R$ 390,307 on December 31, 2016), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais, the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for All). The estimated amount is R$ 261,281 (R$ 236,703 on December 31, 2016) and no provision has been made. Cemig D has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted involved in attempting to make the Company liable for any losses that allegedly occurred.

The Parent company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 79,985 (R$ 71,396 on December 31, 2016). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Irregularities in competitive tender proceedings

Cemig D is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 26,149 (R$ 25,650 on December 31, 2016) and no provision has been made. Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Alteration of the monetary updating index of employment-law cases

The Higher Labor Appeal Court (Tribunal Superior do Trabalho, or TST), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, STF) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that labor claims not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (Expanded National Consumer Price) Index, rather than of the TR reference interest rate. On October 16, 2015 an interim injunction was given by the STF that suspended the effects of the TST decision, on the grounds that decisions on matters of general constitutional importance should be decided exclusively by the STF.

The estimated value of the difference between the monetary updating indices of the labor claims is R$ 220,142 (R$ 175,839 on December 31, 2016). No additional provision has been made, since the Company and its subsidiaries, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers on the subject after the injunction given by the Federal Supreme Court.

25.	EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s registered share capital on December 31, 2017 is R$ 6,294,208 represented by 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (five Reais), as follows:

Shareholders	Number of shares on December 31, 2017
	Common	%	Preferred	%	Total	%
State of Minas Gerais	214,414,739	51	—	—	214,414,739	17
Other entities of Minas Gerais State	56,703	—	4,860,228	1	4,916,931	1
FIA Dinâmica Energia S.A.	41,635,754	10	62,469,590	7	104,105,344	8
Others
In Brazil	110,343,209	26	237,174,007	28	347,517,216	27
Foreign shareholders	54,314,303	13	533,573,121	64	587,887,424	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Shareholders	Number of shares on December 31, 2016
	Common	%	Preferred	%	Total	%
State of Minas Gerais	214,414,739	51	—	—	214,414,739	17
Other entities of Minas Gerais State	56,703	—	10,418,812	1	10,475,515	1
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	58,127,167	14	179,358,041	21	237,485,208	18
Foreign shareholders	9,465,251	2	605,628,330	73	615,093,581	49

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

(d)	Earnings per share

In view of the capital increase described in more detail in subclause ‘e’ of this explanatory note, the calculation of the basic and diluted earnings taking into account the new shares that will potentially be subscribed is as follows:

Number of shares	2017	2016
Common shares already paid up	420,764,708	420,764,708
Common shares to be paid up	66,849,505	—
Shares in treasury	(69)	(69)

	487,614,144	420,764,639
Common shares already paid up	838,076,946	838,076,946
Common shares to be paid up	133,061,442	—
Shares in treasury	(560,649)	(560,649)

	970,577,739	837,516,297

Total	1,458,191,883	1,258,280,936

Basic earnings per share

The Company’s preferred shares carry the right to a minimum mandatory dividend, as shown in more detail in item ‘c’.

The calculation of basic earnings per share is as follows:

R$ ’000	2017	2016
Net income for the year	1,000,954	334,334
Minimum mandatory dividend for preferred shares from income for the period (item c)	485,569	203,986
Income not distributed arising from the income for the period – preferred shares	333,119	86,760

Total of the earnings for the preferred shares (A)	818,688	290,746
Minimum mandatory dividend for the common shares	14,908	—
Income not distributed arising from the income for the period – common shares	167,358	43,588

Total earnings for the common shares (B)	182,266	43,588
Basic earnings per preferred share ( A / number of preferred shares )	0.84	0.35
Basic earnings per common share ( B / number of common shares )	0.37	0.10

Diluted income per share

The call and put options in shares of investees, described in more detail in Note 30, have potential to dilute the Company’s shares. The following shows the calculation of diluted income per share:

R$ ’000	2017	2016
Net income for the year	1,000,954	334,334
Total basic earnings for the preferred shares	818,688	290,746
Dilution effect related to the RME/Lepsa Option	—	(21,627)
Dilution effect related to the Ativas Option	—	(4,682)

Diluted earnings for the preferred shares (C)	818,688	264,437
Total earnings for the year for the common shares (B)	182,266	43,588
Dilution effect related to the RME/Lepsa Option	—	(10,866)
Dilution effect related to the Ativas Option	—	(2,352)

Diluted earnings for the common shares (D)	182,266	30,370
Diluted earnings per preferred share ( C / No. of preferred shares )	0.84	0.32
Diluted earnings per common share ( D / No. of common shares )	0.37	0.07

Shareholders’ agreement

On August 1, 2011, the government of Minas Gerais State signed a Shareholders’ Agreement with AGC Energia S.A., with BNDES Participações S.A. as consenting party, valid for 15 years. The agreement maintained the State of Minas Gerais as dominant, sole and sovereign equity holder of the Company, and attributes to AGC Energia certain prerogatives for the purpose of contributing to the sustainable growth of the Company, among other provisions. On September 7, 2017 AGC Energia unilaterally resiled the shareholders’ agreement.

(e)	Reserves

The Capital reserves and Income reserves are made up as follows:

Capital reserves and shares in Treasury R$ ’000	2017	2016
Investment-related subsidies	1,856,628	1,856,628
Goodwill on issuance of shares	69,230	69,230
Monetary updating of capital	7	7
Shares in treasury	(1,362)	(1,362)

	1,924,503	1,924,503

The Reserve for investment-related donations and subsidies basically refers to the compensation by the federal government for the difference between the incomeability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time.

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Income reserves R$ ’000	2017	2016
Legal reserve	853,018	853,018
Statutory Reserve	57,215	57,214
Retained Earnings reserve	3,340,949	2,812,943
Incentives tax reserve	57,546	56,834
Reserve for mandatory dividends not distributed	1,419,846	1,419,846

	5,728,574	5,199,855

Legal Reserve

Constitution of the Legal Reserve is mandatory, up to the limits established by law. The purpose of the reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase in the share capital. The Company did not record Legal Reserve due to that reserve having reached its legal limit.

Statutory Reserve

The Statutory Reserve is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained earnings reserve

The Retained Earnings Reserves are for incomes not distributed in prior years, to guarantee execution of the Company’s Investment Program, and amortizations of loans and financings planned for 2018. The retentions are supported by capital budgets approved by the Board of Directors in the related periods.

Incentives tax reserve

The federal tax authority (‘Receita Federal’) recognized the right of the subsidiaries Cemig D and Cemig GT to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating income in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the incentive recognized in the income and loss account was R$ 945 in 2017 (R$ 7,068 in 2016) and it was subsequently transferred to the Incentives Tax reserve. The amount of the Tax incentives reserve on December 31, 2017 was R$ 57,546 (R$ 56,834 at December 31, 2016). This reserve cannot be used for payment of dividends.

(f)	Dividends

Reserve for mandatory dividends not distributed

R$ ’000	2017
Dividends withheld, arising from the net income for 2015	622,530
Dividends withheld, arising from the net income for 2014	797,316

1,419,846

These dividends were retained in Equity in 2015 and 2014, in the account Reserve for mandatory dividends not distributed; and as per the proposal approved in the Annual General Meetings of 2016 and 2015, the dividends retained will be paid as soon as the Company’s financial situation permits.

Common dividends

Under its by-laws, Cemig is required to pay to its shareholders, as mandatory dividends, 50% of the net income of each year.

The preferred shares have preference in the event of reimbursement of capital and participate in incomes on the same conditions as the common shares. They have the right, when there is income, to a minimum annual dividend equal to the greater of:

(a)	10% of their par value, and

(b)	3% of the portion of equity that they represent.

Under its by-laws, Cemig’s shares held by private individuals and issued up to August 5, 2004 have the right to a minimum dividend of 6% per year on their par value in all years when Cemig does not obtain sufficient incomes to pay dividends to its shareholders. This guarantee is given by the State of Minas Gerais by Article 9 of State Law 828 of December 14, 1951 and by State Law 15,290 of August 4, 2004.

Under the by-laws, if the Company is able to pay dividends higher than the mandatory minimum dividends required for the preferred shareholders, and the remaining net income is sufficient to offer equal dividends for both the common and preferred shares, then the dividend per share will be the same for the holders of common shares and the holders of preferred shares. Dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the income to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

Under the proposal for capital increase approved by the General Meeting of October 26, 2017 it was decided that the subscribed shares (described in more detail in subclause ‘e’ of this Note) have the full right to all benefits, including dividends and/or Interest on Equity, that are declared by the Company; and the calculations of the minimum dividends proposed for distribution to shareholders already takes into account the full capitalization of the new preferred shares originating from the capital increase, to be assessed and completed finally on the occasion of the Extraordinary General Meeting to be called for ratification of the capital increase.

The calculation of the minimum dividends proposed for distribution to shareholders as a result of the 2017, as mentioned in the previous paragraph, is as follows:

R$ ’000	Holding company	Holding company

	2017	2016
Calculation of Minimum Dividends required by the By-laws for the preferred shares
Nominal value of the preferred shares	4,190,385	4,190,385
Nominal value of the preferred shares to be capitalized	665,307	—

	4,855,692	4,190,385

Percentage applied to the nominal value of the preferred shares	10,00%	10,00%

Amount of the dividends by the First payment criterion	485,569	419,039
Equity	14,325,986	12,930,281
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66,58%	66,58%

Portion of Equity represented by the preferred shares	9,538,241	8,608,981

Percentage applied to the portion of Equity represented by the preferred shares	3,00%	3,00%

Amount of the dividends by the Second payment criterion	286,147	258,269

Minimum Dividends required by the Bylaws for the preferred shares	485,569	419,039

Calculation of the Minimum Dividend under the by-laws based on the net income for the period
Mandatory dividend
Net income for the year	1,000,954	334,334
Mandatory dividend – 50% of Net income	500,477	167,167

In 2017 the mandatory minimum dividends under the by-laws for the preferred shares is R$ 485,569.

Allocation of Net income for 2017 – Management’s Proposal

The Board of Directors decided to propose to the Annual General Meeting to be held on April 30, 2018 that the income for 2018, in the amount of R$ 1,000,954, and Retained earnings, of R$ 28,242, should be allocated as follows:

◾	R$ 485,569 for payment of the mandatory minimum dividends to holders of preferred shares whose names are in the Company’s Nominal Share Registry on the date of the AGM.

◾	R$ 14,908 to payment of the mandatory minimum dividends to holders of common shares whose names are in the Company’s Nominal Share Registry on the date of the AGM.

◾	R$ 528,007 to be held in Equity in the Retained earnings reserve, to ensure the Company’s consolidated investments planned for 2017 as per a capital budget.

◾	R$ 712 to be held in Equity in the Incentives Tax reserve, in reference to the tax incentive amounts obtained in 2017 in relation to the investments made in the region of Sudene.

(g)	Equity valuation adjustments

Equity valuation adjustments R$ ’000	Consolidated
	2017	2016
Adjustments to actuarial liabilities – Employee benefits	(234,519)	(169,719)
Other comprehensive income in subsidiary and jointly-controlled entity
Deemed cost of PP&E	638,517	685,339
Variation in fair value of financial asset available for sale in jointly-controlled entity	139	38,273
Cumulative translation adjustments	398	398
Adjustments to actuarial liabilities – Employee benefits	(1,241,144)	(1,042,663)
Cash flow hedge instruments	87	87

	(602,003)	(318,566)

Equity valuation adjustments	(836,522)	(488,285)

The amounts reported as deemed cost of the generation assets are due to the valuation of the generation assets: their fair value was defined as replacement cost in the initial adoption of IFRS on January 1, 2009. The valuation of the generation assets resulted in an increase in their value, posted in the specific line in Equity, net of the tax effects. These values are being realized based on the depreciation of the assets.

(h)	Cemig’s capital increase proposal

On October 26, 2017, an Extraordinary Meeting of Shareholders decided unanimously to approve the proposal by the Board of Directors for a capital increase in the amount of R$ 1,000,000, through issuance of up to 199,910,947 new shares, each with par value of R$ 5.00, comprising up to 66,849,505 common shares and up to 133,061,442 preferred shares, at the price of R$ 6.57 per share.

All the shares resulting from this subscription will carry the same rights as the shares in the same class which originated the capital increase. The increase will be by private subscription, with preference for existing shareholders to participate in proportion to their present holdings, as to 15.89% of a new share for each share they held at the end of the day that the EGM that approve the capital increase.

By December 31, 2017, R$ 1,215,223 had been subscribed by shareholders, and a total of 14,945,429 shares had not been subscribed, comprising 13,139,679 ON (common) shares and 1,815,750 PN (preferred) shares. The Company expects to sell all of the remaining shares within the first quarter of 2018, by auction.

After this sale, the Company will submit to an Extraordinary General Meeting of shareholders a proposal for verifying and ratification of increase in the Company’s share capital from R$ 6,294,208 to R$ 7,293,763.

26.	REVENUE

The revenue of the Company and its subsidiaries is as follows:

R$ ’000	Consolidated
	2017	2016
Revenue from supply of energy (a)	23,701,361	23,429,713
Revenue from use of the energy distribution systems (TUSD) (b)	1,610,593	1,705,420
CVA, and Other financial components in tariff increases (c)	988,260	(1,455,057)
Transmission revenue
Transmission concession revenue (d)	371,066	311,889
Transmission construction revenue (e)	24,827	53,824
Transmission indemnity revenue (g)	373,217	751,101
Generation Indemnity Revenue (h)	271,607	—
Distribution construction revenue (e)	1,093,921	1,139,316
Adjustment to expectation of cash flow from indemnifiable Financial asset of distribution concession (i)	8,586	7,582
Revenue from financial updating of the Concession Grant Fee (f)*	316,880	299,537
Energy Transactions on the CCEE (i)	860,108	160,763
Supply of gas	1,758,692	1,444,166
Other operating revenues (k)	1,483,377	1,421,074
Deductions from revenue (l)	(11,150,805)	(10,496,672)

Net operating revenue	21,711,690	18,772,656

(*)	In 2016, the amounts are presented net of monetary updating of the remaining portion at that time payable for the Concession Grant Fee, which was settled in July 2016.

m)	Revenue from energy supply

This table shows energy supply by type of consumer:

	MWh (1)		R$ ’000
	2017	2016	2017	2016
Residential	10,008,423	9,915,807	7,841,851	7,819,174
Industrial	17,760,807	19,494,391	4,906,865	5,395,586
Commercial, Services and Others	7,507,310	6,572,980	4,341,962	4,358,938
Rural	3,651,472	3,574,724	1,628,883	1,463,470
Public authorities	865,803	885,748	531,761	544,554
Public lighting	1,366,938	1,350,405	536,788	528,378
Public services	1,301,135	1,252,043	589,451	546,763

Subtotal	42,461,888	43,046,098	20,377,561	20,656,863

Own consumption	37,477	37,140	—	—
Unbilled revenue	—	—	60,880	(198,785)

	42,499,365	43,083,238	20,438,441	20,458,078

Wholesale supply to other concession holders (2)	12,777,405	12,508,453	1,727,527	2,713,083
Wholesale supply unbilled, net	—	—	1,535,393	258,552

Total	55,276,770	55,591,691	23,701,361	23,429,713

(1)	Data not audited by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

n)	Revenue from Use of the Distribution System (the TUSD charge)

A significant part of the large industrial customers in the concession areas of Cemig D are now ‘Free Customers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, and also by other generators. Thus, the charges for use of the distribution network (‘TUSD’) of these Free Customers are charged separately from the posting under this line.

o)	The CVA Account, and Other financial components

The results from variations in (i) the CVA Account (Portion A Costs Variation Compensation Account), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimate of non-manageable costs of the subsidiary Cemig D and the payments actually made. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information please see Note 15.

p)	Transmission concession revenue

Transmission revenue comprises the amount received from agents of the energy sector for operation and maintenance of transmission lines of the national grid, in the form of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), plus an adjustment for expectation of cash flow arising from the variation in the fair value of the Remuneration Assets Base.

q)	Construction revenue

Entities that are within the scope of ICPC 01 (R1) – Concession Contracts should record construction or improvement of the infrastructure of the concession in accordance with CPC 17 (R1) – Construction Contracts. The costs of infrastructure construction carried out by the Company are measured reliably; the revenues and expenses corresponding to these construction services are recognized as and when they occur, up to the reporting date. Any expected loss on construction contracts is recognized immediately as an expense. Considering that the regulatory model currently in effect does not provide for specific remuneration for construction or improvement of the infrastructure of the concession; that constructions and improvements are substantially executed through specialized services of outsourced parties; and that all construction revenues are related to the construction of the infrastructure of the energy distribution services, the Company’s management has decided to post all revenue arising from construction contracts with zero income margin.

r)	Gain on financial updating of the Concession Grant Fee

Represents updating by the IPCA index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. There are more details in Note 15.

s)	Transmission indemnity revenue

In 2017 Cemig GT recognized revenue in the total amount of R$ 373,216, of which R$ 223,961 corresponded to updating, by the IPCA index, of the balance of indemnity receivable existing in December 2016, and R$ 149,255 for the adjustment of the BRR of the transmission assets, due to the recognition of the amounts to be paid relating to the conducting cables not being part of the calculation of transmission revenue in prior periods. There are more details in Note 13.

t)	Generation indemnity revenue

In 2017 Cemig GT recognized revenue of R$ 271,607, for the adjustment to the balance of non-amortized indemnities for the concessions of the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17, also taking into account the updating of the amounts. There are more details in Notes 4 and 15.

u)	Revenue from energy transactions in the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Wholesale Energy Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE.

v)	Adjustment to expectation of cash flow from indemnifiable Financial assets of distribution concession

Income from adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession, due to monetary updating of the Regulatory Remuneration Asset Base.

w)	Other operating revenues

R$ ’000	Consolidated
	2017	2016
Charged service	10,526	5,628
Telecoms services	148,799	137,498
Services rendered	156,308	167,272
Subsidies (*)	1,034,349	1,000,745
Rental and leasing	120,708	105,156
Other	12,687	4,775

	1,483,377	1,421,074

(*)	Revenue recognized for the tariff subsidies applied to users of distribution services, reimbursed by Eletrobras.

x)	Taxes and charges reported as deductions on revenue

	Consolidated
R$ ’000	2017	2016
Taxes on revenue
ICMS (1)	5,847,434	5,211,015
Cofins	2,236,907	2,040,659
PIS and Pasep	454,609	443,035
Others	8,144	7,528

	8,547,094	7,702,237
Charges to the consumer
Global Reversion Reserve (RGR)	16,952	(17,720)
Energy Efficiency Program	55,646	58,056
Energy Development Account (CDE)	1,822,214	2,073,858
Research and Development (R&D)	37,769	47,858
National Scientific and Technological Development Fund (FNDCT)	37,769	47,858
Energy System Expansion Research (EPE of MME)	18,884	23,929
Consumer charges – Proinfa alternative sources program	39,437	42,827
Energy Services Inspection Charge	29,308	34,610
Royalties for use of water resources	91,956	123,147
Consumer charges – the ‘Flag Tariff’ system	453,776	360,012

	2,603,711	2,794,435

	11,150,805	10,496,672

(1)	Includes the effects of acceptance of the Tax Amnesty Program (PRCT), in the amount of R$ 532,455. More details in Note 20.

27.	OPERATING COSTS AND EXPENSES

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Personnel (a)	1,627,026	1,643,253	32,469	35,576
Employees’ and managers’ income sharing	4,640	7,327	248	(3,992)
Post-retirement benefits—Note 23	(228,660)	344,559	9,480	36,896
Materials	60,556	57,915	365	89
Raw materials and inputs for production of energy	10,371	40	—	—
Outsourced services (b)	973,957	867,370	18,221	31,263
Energy bought for resale (c)	10,919,476	8,272,911	—	—
Depreciation and amortization	849,768	834,291	488	520
Operating provisions (d)	853,668	703,979	238,791	66,570
Charges for use of the national grid	1,173,923	947,479	—	—
Gas bought for resale	1,070,623	877,118	—	—
Construction costs (e)	1,118,749	1,193,140	—	—
Other operating expenses, net (f)	382,946	153,621	(195,094)	(314,654)

	18,817,043	15,903,003	104,968	(147,732)

g)	Personnel expenses

Programmed Voluntary Retirement Plan (PDVP)

In March 2017, the Company approved the 2017 Employee Voluntary Severance Program (‘the 2017 PDVP’). Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2017. The period for acceptance of the 2017 PDVP was April 3 2017, through October 17, 2017. It provided for payment of an additional premium of five monthly salaries to employees who joined in April 2017 and resigned the Company in May 2017. The premium diminished progressively depending on the month of acceptance. Thus, for employees who adhered to the program only in August 2017, for voluntary retirement in September 2017, the corresponding premium payment was only one month’s salary. For those who joined as from September 1, 2017, there was no premium. The program also paid the standard legal severance payments – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation. On December 31, 2017 the amount appropriated as expense for the 2017 PDVP, including severance amounts, was R$ 213,571, corresponding to acceptance, up to that date, by 1,189 employees.

In 2016, the amount appropriated to Personnel as expense on the PDVP in effect at that time was R$ 92,919.

h)	Outsourced services

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Meter reading and bill delivery	141,746	140,310	—	—
Communication	66,285	54,815	405	480
Maintenance and conservation of electrical facilities and equipment	266,327	245,552	107	67
Building conservation and cleaning	108,579	97,278	561	805
Contracted labor	15,511	12,869	25	—
Freight and airfares	7,824	7,302	1,711	2,331
Accommodation and meals	12,978	12,539	206	237
Security services	22,618	25,293	—	—
Consultancy	16,236	15,061	934	5,076
Maintenance and conservation of furniture and utensils	3,637	3,381	3	8
Information technology	61,730	49,127	1,430	1,003
Maintenance and conservation of vehicles	1,813	8,398	248	95
Disconnection and reconnection	34,814	7,417	—	—
Environment	11,288	18,534	—	—
Legal services	22,332	25,974	713	7,401
Legal procedural costs	2,905	3,591	84	57
Tree pruning	21,158	13,655	—	—
Cleaning of power line pathways	16,212	7,733	—	—
Copying and legal publications	22,957	16,139	806	176
Inspection of consumer units	621	799	—	—
Printing of tax invoices and energy bills	2,559	3,372	—	—
Other expenses	113,827	98,231	10,988	13,527

	973,957	867,370	18,221	31,263

i)	Energy purchased for resale

R$ ’000	Consolidated
	2017	2016
Supply from Itaipu Binacional	1,243,354	1,143,974
Physical guarantee quota contracts	460,744	537,482
Quotas for Angra I and II nuclear plants	243,776	216,906
Spot market	1,498,121	761,288
Proinfa Program	302,796	323,446
‘Bilateral’ contracts	384,619	292,455
Energy acquired in Regulated Market auctions	3,555,541	2,540,217
Energy acquired in the Free Market	4,283,409	3,279,153
Pasep and Cofins credits	(1,052,884)	(822,010)

	10,919,476	8,272,911

j)	Operating provisions (reversals)

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Estimated losses on doubtful credits	248,280	382,368	—	—
Estimated losses on other accounts receivable	26,600	39,843	1,715	—
Contingency provisions (reversals) (1)
Labor claims	206,605	119,895	13,625	12,505
Civil cases	27,198	30,141	(2,424)	218
Tax	5,800	1,671	1,361	(756)
Environmental	6	(21)	—	—
Regulatory	(2,407)	(69)	(7,655)	7
Other	(5,552)	31,640	1,237	58

	231,650	183,257	6,144	12,032

	506,530	605,468	7,859	12,032

Adjustment for losses
Put option – Parati (Note 30)	230,932	54,538	230,932	54,538
Put option – SAAG (Note 30)	115,421	48,559	—	—
Put option – Sonda (Note 30)	785	(4,586)	—	—

	347,138	98,511	230,932	54,538

	853,668	703,979	238,791	66,570

(2)	The provisions for contingencies of the holding company are presented in the consolidated income and loss account for the year as operational expenses.

k)	Construction cost

R$ ’000	Consolidated
	2017	2016
Personnel and managers	35,633	58,148
Materials	549,925	534,474
Outsourced services	406,049	448,370
Others	127,142	152,148

	1,118,749	1,193,140

l)	Other operating expenses (revenues), net

R$ ’000	Consolidated		Holding company

	2017	2016	2017	2016
Leasing and rentals	102,432	111,629	4,215	2,199
Advertising	29,890	13,477	1,155	194
Own consumption of energy	24,106	22,170	—	—
Subsidies and donations	19,420	17,190	2,102	2,246
Paid concession	3,087	2,889	—	—
Insurance	8,231	9,425	2,161	3,689
CCEE annual charge	7,909	7,686	1	2
Net loss (gain) on deactivation and disposal of assets	192,785	112,063	—	2
Forluz – Administrative running cost	26,202	25,422	1,296	1,257
Collection agents	70,568	70,377	—	—
Gain on disposal, Taesa	(206,503)	(180,774)	(206,503)	(180,774)
Gain on disposal, Transchile	—	(133,885)	—	(133,885)
Loss on investment	8,805	—	907	—
Other expenses	96,014	75,952	(428)	(9,584)

	382,946	153,621	(195,094)	(314,654)

Operating leasing

The Company and its subsidiaries have operating leasing contracts relating, mainly, to vehicles and buildings used in its operating activities. Their amounts are not material in relation to the total costs of the Company and its subsidiaries.

28.	FINANCE INCOME (EXPENSES)

R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
FINANCE INCOME
Income from cash investments	205,073	317,171	51,356	65,709
Arrears fees on sale of energy	260,645	277,241	—	—
Foreign exchange variations	19,422	61,665	—	1
Monetary variations	45,781	106,005	2,153	11,934
Monetary variations – CVA	—	204,352	—	—
Monetary updating on Court escrow deposits	191,260	45,724	64,932	7,877
Pasep and Cofins charged on Finance income	(52,868)	(87,859)	(13,568)	(49,745)
Other	134,400	117,005	9,502	37,154

	803,713	1,041,304	114,375	72,930
FINANCE EXPENSES
Costs of loans and financings	(1,466,714)	(1,859,996)	—	—
Cost of debt – amortization of transaction cost	(66,856)	(68,401)	—	—
Foreign exchange variations	(72,903)	(35,377)	(28)	(1,138)
Monetary updating – loans and financings	(108,913)	(245,409)	—	—
Monetary updating – onerous concessions	14	(3,383)	—	—
Charges and monetary updating on Post-retirement obligation	(65,388)	(102,596)	(3,217)	(5,048)
Losses on financial instruments	(32,462)	—	—	—
Monetary updating – CCEE obligations	—	(9,562)	—	—
Monetary updating – CVA	(41,273)	—	—	—
Monetary updating – AFAC	239,445	—	239,445	—
Monetary updating – Advance sales of power supply	(46,481)	—	—	—
Adjustment to present value	(2,320)	(107)	—	—
Other	(136,413)	(153,664)	(659)	(11,998)

	(1,800,264)	(2,478,495)	235,541	(18,184)

NET FINANCE INCOME (EXPENSES)	(996,551)	(1,437,191)	349,916	54,746

The Pasep and Cofins expenses apply to Interest on Equity.

29.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its subsidiaries and jointly-controlled entities are as follow (consolidated):

COMPANY / item R$ ’000	ASSETS		LIABILITIES		REVENUE		EXPENSES

	2017	2016	2017	2016	2017	2016	2017	2016
Shareholder
Minas Gerais State Govt
Current
Customers and Traders (1)	54,926	71,340	—	—	136,273	152,016	—	—
Public Lighting Contribution (CIP) (1)	1,220	—	—	—	—	—	—	—
Administrative deposit – AFAC (2)	235,018	—	—	—	41,864	—	—	—
Non-current
Customers and Traders (1)	50,349	—	—	—	—	—	—	—
Public Lighting Contribution (CIP) (1)	1,119	239,445	—	—	—	—	—	—
Administrative deposit – AFAC (2)	—	—	—	—	—	—	—	—
Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (3)	—	—	7,105	7,037	—	—	(146,780)	(142,432)
Provision of services (4)	1,657	3,706	—	—	13,042	13,518	—	—
Interest on Equity, and dividends	72,315	—	—	—	—	—	—	—
Baguari Energia
Current
Transactions with energy (3)	—	—	858	710	—	—	(7,285)	(6,944)
Services (4)	211	398	—	—	864	942	—	—
Madeira Energia
Current
Transactions with energy (3)	—	—	56,531	17,636	27,130	7,790	(685,673)	(573,610)
Advance for future power supply (4)	66,185	—	—	—	—	—	—	—
Non-current
Advance for future power supply (4)	6,870	86,941	—	—	—	—	—	—
Norte Energia
Current
Transactions with energy (3)	130	130	3,640	3,755	9,258	1,606	(122,434)	(49,346)
Lightger
Current
Transactions in energy (3)	—	—	—	—	—	—	(19,357)	(18,551)
Hidrelétrica Pipoca
Current
Transactions with energy (3)	—	—	—	1,228	—	—	(15,305)	(16,002)
Interest on Equity, and dividends	584	—	—	—	—	—	—	—
Retiro Baixo
Current
Transactions with energy (3)	—	1,059	528	440	—	—	(5,664)	(6,362)
Interest on Equity, and dividends	2,581	2,146	—	—	—	—	—	—
Guanhães Energia
Current
Adjustment for losses (6)	—	—	—	59,071	—	—	—	—
Renova
Current
Transactions with energy (3)	—	—	1,744	—	—	—	(178,691)	(159,368)
Non-current
Accounts receivable (7)	350,200	73,722	—	—		13,722	—	—
Advance for future delivery of power supply (7)	—	229,053	—	—	—	17,053	—	—
Empresa Amazonense de Transmissão de Energia (AETE)
Current
Transactions with energy (3)	—	—	2,882	2,751	—	—	(26,163)	(24,667)
Light
Current
Transactions with energy (3)	1,128	464	483	472	54,350	58,863	(1,342)	(836)
Interest on Equity, and dividends	—	6,852	—	—	—	—	—	—
Taesa
Current
Transactions with energy (3)	—	—	12,105	10,326	44	—	(126,622)	(110,144)
Services (4)	404	482	—	—	1,273	793	—	—

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	2017	2016	2017	2016	2017	2016	2017	2016
Cia. Transirapé de Transmissão
Current
Transactions with energy (3)	—	—	964	878	—	—	(9,793)	(8,810)
Provision of services (4)	90	301	—	—	1,272	1,205	—	—
Interest on Equity, and dividends	1,413	678	—	—	—	—	—	—
Axxiom
Current
Provision of services (8)	—	—	2,982	6,980	—	—	—	—
Interest on Equity, and dividends	—	144	—	—	—	—	—	—
Transudeste
Current
Transactions with energy (3)	—	—	191	150	151	140	(1,599)	(1,364)
Provision of services (4)	175	141	—	—	644	569	—	—
Interest on Equity, and dividends	—	213	—	—	—	—	—	—
Transleste
Current
Transactions with energy (3)	—	—	308	243	180	128	(2,578)	(2,155)
Provision of services (4)	120	178	—	—	1,095	1,022	—	—
Interest on Equity, and dividends	—	294	—	—	—	—	—	—
Other related parties
FIC Pampulha
Current
Cash and cash equivalents	1,013,062	621,203	—	—	—	—	—	—
Securities	346,784	833,849	—	—	9,006	197,092	—	—
(-) Securities issued by subsidiary companies (9)	(25,493)	(49,479)	—	—	—	—	—	—
Non-current
Securities	30,124	46,092	—	—	—	—	—	—
(-) Securities issued by subsidiary companies (9)	—	(15,049)	—	—	—	—	—	—
Forluz
Current
Post-retirement obligations (10)	—	—	108,843	86,156	—	—	(173,961)	(185,722)
Administrative running costs (11)	—	—	—	—	—	—	(26,201)	(25,422)
Operational leasing (12)	—	—	4,998	9,630	—	—	(55,236)	(39,360)
Non-current
Post-retirement obligations (10)	—	—	1,959,512	1,592,998	—	—	—	—
Cemig Saúde
Current
Health Plan and Dental Plan (13)	—	—	115,045	101,756	—	—	(193,434)	(186,553)
Non-current
Health Plan and Dental Plan (13)	—	—	1,633,291	1,646,580	—	—	—	—

The main facts and factors of interest with reference to the related party transactions are:

(16)	This refers to sale of power supply to the Minas Gerais State government. The price of the supply is the one set by Aneel through a resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$ 113,032, to be settled in 24 installments, updated monthly by the variation of the IGP-M. The first portion, in the amount of R$ 5,418, was settled in December 2017, and the others have due dates as from January 2018.
(17)	This refers to the recalculation of the monetary updating of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount transferred to Accounts Receivable from Minas Gerais State, on September 30, 2017 (see Notes 12 and 13).
(18)	Transactions in energy between generators and distributors were made in auctions organized by the federal government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).
(19)	Refers to a contract to provide plant operation and maintenance services.
(20)	In 2017, advance payments of R$ 70,100 were made to Santo Antônio Energia, subsidiary of Madeira Energia: R$ 51,874 was advanced by Cemig GT; R$ 11,917 by Sá Carvalho; and R$ 6,309 by Rosal. For the purposes of settlement invoices for energy supply to be issued by Santo Antônio Energia starting in 2018, in 12 tranches, will be used
(21)	A liability was recognized in 2016 corresponding to the Company’s interest in the share capital of Guanhães, due to its negative equity (see Note 1);
(22)	Cemig GT has an item of R$ 272,000 receivable from Renova, as follows: (i) R$ 60,000, to be paid by an initial payment of R$ 6 million in January 2018, and 11 monthly installments, the last becoming due in December 2018, with monetary updating at 150% of the CDI rate; (ii) R$ 94,000 to be settled in 12 monthly installments over the year 2020 with updating at 155% of the CDI rate; and (iii) R$ 118,000 to be settled in 12 monthly installments over 2021 with actualization at 155% of the CDI rate. In relation to the amount of R$ 60 million, the initial payment and the first two installments were postponed to April 2018.
(23)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2,657/2017.
(24)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. There is more information, and characteristics of the fund, in the description below.
(25)	The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note 23) and will be amortized up to the business year of 2024.
(26)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(27)	Rental of the Company’s administrative head offices, in effect to March 2019 and May 2034, adjusted annually by IPCA inflation index.
(28)	Post-employment obligations relating to the employees’ health and dental plan (see Note 23).

For more information on the principal transactions, please see Notes 8, 19 and 26.

Dividends receivable from subsidiaries

Dividends receivable (1) R$ ’000	Consolidated		Holding company
	2017	2016	2017	2016
Cemig GT	—	—	673,635	605,000
Gasmig	—	—	—	58,560
Other	4,578	11,386	5,468	9,679

	4,578	11,386	679,103	673,239

(1)	Already taken into account in table above.

Guarantees and sureties for loans, financings and debentures

Cemig is provider of surety or guarantee of loans, financings and debentures of the following related parties – not consolidated in the financial statement because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Maturity	2017 R$ ’000
Norte Energia (‘Nesa’)	Affiliated	Surety	Financing	2042	2,507,421
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	2042	683,615
Santo Antônio Energia S.A. (Saesa)	Jointly-controlled entity	Surety	Financing	2034	1,945,521
Santo Antônio Energia S.A. (Saesa)	Jointly-controlled entity	Surety	Debentures	2037	783,467
Centroeste	Jointly-controlled entity	Surety	Financing	2023	7,922

					5,927,946

(2)	Related to execution of guarantees of the Norte Energia financing.

At December 31, 2017, Management believes that there is no need to recognize any provisions in the Company’s financial statement for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – investment fund of Cemig, its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at December 31, 2017 are reported in Securities in Current or Non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments of the investment fund in securities of related involved are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	2017
				Cemig 4.17%	Cemig GT 26.85%	Cemig D 19.90%	Other subsidiaries 21.36% (1)	Total 72.28%
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	420	2,706	2,005	2,152	7,283
Light	Promissory Note	CDI + 3.50%	Jan. 22, 2019	834	5,375	3,983	4,276	14,468

				1,254	8,081	5,988	6,428	21,751

Issuer of security	Type	Annual contractual conditions	Maturity	2016
				Cemig 10.12%	Cemig GT 20.86%	Cemig D 24.94%	Other subsidiaries 22.39% (1)	Total 78.31%
Axxiom	Debentures	109.00% of CDI Rate	Jan 29, 2017	579	1,194	1,427	1,282	4,482
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	1,024	2,110	2,522	2,265	7,921

				1,603	3,304	3,949	3,547	12,403

(1)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council and the Board of Directors, in the business years 2017 and 2016, are as follows:

R$ ’000	2017	2016
Remuneration	32,284	25,159
Income sharing (reversal)	491	(709)
Assistance benefits	1,783	1,555

Total	34,558	26,005

30.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Financial instruments of the Company and its subsidiaries are: Cash and cash equivalents; Securities; Customers and Traders; Concession Holders – Energy Transport; Advance sales of power supply; Concession financial assets related to infrastructure; Low-income subsidy; Funding from Energy Development Account (CDE); Investments in infrastructure; Restricted cash; Escrow deposits in litigation; Receivables from related parties; the CVA Account; and Other financial components; in tariff adjustments; the Minas Gerais State Tax Amnesty Program (PRCT); Loans and financings; Obligations under debentures; Obligations under concessions; Obligations to suppliers; Debt agreed with the pension fund (Forluz); Post-retirement obligations; Put options; and Swaps. Gains and losses on transactions are reported in full in the Income and loss account for the year or in Equity, by the accrual method.

See Note 1 on the various steps taken by the Company to increase liquidity by new financing contracts, or refinancing of existing obligations, and possible sales of assets that are not part of the end-activity. Any additional lowering of credit ratings could have negative consequences for the Company’s capacity to obtain financing, or could impact the cost of financing, making refinancing of maturing obligations more difficult or more costly. Any financing or refinancing of the Company’s debt may be contracted on the basis of higher interest rates and could require that the Company complies with more onerous restrictive covenants, which could further restrict operational activities.

The financial instruments of the Company and its subsidiaries are classified as follows:

◾	Loans and receivables – this category contains: Short-term investments; Customers and traders; Concession holders (power transport); Restricted cash; Receivables from related involved; the CVA Account and Other financial components, in tariff adjustments; Low-income subsidy; Reimbursement of tariff subsidies; Other credits owed by Eletrobras; Escrow deposits in litigation; and Concession financial assets. They are recognized at their nominal realization value, which is similar to fair value.

◾	Financial instruments measured at fair value through income or loss –

7.	Securities held for trading, in the amount of R$ 1,043,893 (R$ 995,340 on December 31, 2016). They are valued at fair value and the gains or losses are recognized directly in the Income and loss account.

8.	Derivative financial instruments (Swap transactions): The Company maintains derivative hedge instruments to regulate its exposure to risks of variation in exchange rates. Derivatives are recognized initially at their fair value and the attributable transaction costs are recognized in the Income and loss account when they are incurred. After the initial recognition, derivatives are measured at fair value and changes in fair value are accounted in the Income and loss account.

9.	Derivative financial instruments (put options): Financial liability for put option: the option to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’) and the options to sell shares in RME (‘the Parati Put’) have been measured at fair value using the Black-Scholes-Merton (BSM) method.

◾	Financial instruments held to maturity: In this category are Securities, in the amount of R$ 44,846 at December 31, 2017 and R$ 49,888 on December 31, 2016, included in Note 7. There is positive intention to hold them to maturity. They are measured at amortized cost using the effective rates method. Their fair values, of R$ 44,901 on December 31, 2017, and R$ 49,738 on December 31, 2016), were measured using information of Level 2.

◾	Financial instruments available for sale: In this category are Concession financial assets related to distribution infrastructure. These are measured through Assets Remuneration Base of the concession, as per legislation established by the regulator (Aneel), taking into account the alterations in estimated cash flow, using as a basis factors such as the New Replacement Value (VNR) and updating by the IPCA inflation index – they are considered equivalent to fair value on the reporting date of these financial statement.

◾	Other financial liabilities – Non-derivative financial liabilities: In this category are Loans and financings; Obligations under debentures; Debt agreed with the Pension Fund (Forluz); Concessions payable; the Minas Gerais State Tax Regularization Plan (PRCT); Suppliers; and Advanced sales of power supply. They are measured at amortized cost using the effective rates method. The Company has calculated the fair value of its Loans, financings and debentures using 147.5% of the CDI rate – based on its most recent funding. For the following, the Company considered fair value to be substantially equal to book value: Loans, financings and debentures with annual rates between IPCA + 4.70% and 8.07%, and CDI + 0.69% to 5.62%. For the financings with Eletrobras, fair value is conceptually similar to book value, due to the specific characteristics of the transactions.

On December 31, 2017, the book values of the financial instruments are similar to the fair values, with the exception of Loans, financings and debentures, of which the accounting balance is R$ 14,397,697 (R$ 15,179,280 on December 31, 2016) and fair value is R$ 15,179,280 (R$ 14,711,130 on December 31, 2016), being measured as Level 2, using similar liabilities as reference.

Derivative financial instruments:

Put options

The Company holds options to sell certain securities to it (put options) for which it has calculated the fair value based on the Black and Scholes Merton (BSM) model. This takes the following variables into account: exercise price of the option; closing price of the underlying asset on December 31, 2017; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

On December 31, 2017 and 2016, the existing options were as follows:

Consolidated R$ ’000	Balance at 2017	Balance at 2016
Put option for shares in RME and Lepsa (1)	507,231	1,149,881
Put option – SAAG	311,593	196,173
Put / call options – Ativas and Sonda	(3,801)	(4,586)

	815,023	1,341,468

(1)	The options in Lepsa were exercised on November 30, 2017, and the Company now owns 100% of the equity in that company.

Put option – SAAG

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Consumer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument, accounted at fair value through income or loss.

For measurement of the fair value of SAAG put options Cemig GT uses the Black-Scholes-Merton (‘BCM’) model. The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they were direct equity interests in Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some assumptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on December 31, 2017 is ascertained on the basis of free cash flow to equity holders (FCFE), expressed by equivalence of the indirect interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the energy generation sector that are traded on the Bovespa.

Based on the studies made, a liability of R$ 311,593 is recorded in the Company’s financial statement (R$ 196,173 on December 31, 2016), for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

R$ ’000	Consolidated	Holding company
Balance on December 31, 2015	—	147,614
Initial balance for purposes of consolidation	147,614	—
Adjustment to fair value	48,559	48,559

Balance at December 31, 2016	196,173	196,173

Variation in fair value	120,754	120,754
Reversals	(5,334)	(5,334)

Balance on December 31, 2017	311,593	311,593

Cemig GT made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 6.05% to 10.05% p.a., and for volatility between 23% and 83% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 276,199 and R$ 376,787, respectively.

Put options of RME and Lepsa’s shares

Cemig granted a put option to Fundo de Participações Redentor – which is now (following the stockholding reorganization of Parati S.A.) a Shareholderof Luce Empreeendimentos e Participações S.A. (Lepsa) and Rio Minas Energia Participações S.A. (RME) – the right for Redentor to sell all of its shares in Parati (now shares in RME and Lepsa), exercisable in May 2016. The exercise price of the option is calculated based on the sum of the value of the amounts injected by the Fund into Parati, plus the expenses of the fund, less Interest on Equity, and dividends, distributed by Parati.

The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

RME and Lepsa own common and preferred shares of Light, and at currently exercise jointly control, with the Company, over the activities of that investee. Therefore, this option was considered to be a derivative instrument, accounted at fair value through income or loss.

In the second quarter of 2016 Amendments were signed to the shareholders’ Agreement of Parati. The principal changes arising from these amendments are as follows:

1)	The maturity of the Put Option granted in 2011 by Cemig in favor of the unit holders of FIP Redentor, initially specified to be May 31, 2016, was postponed, to two separate exercise dates:

a)	First option exercise window: The intention to exercise may be stated by any direct shareholder/s who decide to do so, independently of the exercise of the Put Option by the other direct shareholders, up to September 23, 2016, inclusive, and shall cover only preferred shares in Parati, up to a limit of 153,634,195 shares, representing 14.30% of the total shares in Parati held by the other direct shareholders.

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) Notice of Intention to Exercise a Put Option, informing irrevocable exercise of BTG Pactual’s right to sell to Cemig 153,634,195 preferred shares representing its stockholding in Parati (‘Shares subject of the Put Option’).

In October 2016, due to the extinction of Parati, the Put Option was divided between RME and Lepsa in the proportion of 50% each, with all the conditions of the original Put Option being maintained, except the items modified in the amendments, including alteration to their bylaws.

On November 30, 2016, Cemig paid R$ 221.8 million for the portion of BTG Pactual in RME and Lepsa, under exercise of the first ‘window’ of the put.

b)	Second option exercise window: The intention to exercise may be stated by any direct shareholder/s who decide to do so, independently of the exercise of the Put Option by the other direct shareholders, up to September 23, 2017, inclusive, and may cover the totality of the shares in Parati, being independent of any exercise, or not, of the Put Option in the first payment window. Cemig made the payment on November 30, 2017.

On September 15, 2017 Cemig received Notices of Intention to Exercise Put Options, under the ‘Second Exercise Window’, from

–	BB–Banco de Investimento S.A. (‘BB-BI’),

–	BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’), and

–	Banco Santander (Brasil) S.A. (‘Santander’)

(jointly, ‘the ShareholderBanks’), giving notice of irrevocable decision to exercise their right to sell to Cemig the totality of their holdings of common and preferred shares (‘the Shares Subject of the Put Option’), comprising the totality of their equity interests, in RME and Lepsa.

2)	The Put Option may now be exercised not only by FIP Redentor, but also by the direct shareholders of Parati, including but not limited to the unit holders of FIP Redentor, and/or their affiliates, who shall become holders of a Put Option and/or of the rights arising therefrom, under which each one of the direct shareholders shall individually have the right to sell any shares in Parati that they own.

Conditions were included for bringing forward the date of exercise of the put option: in the event of any occurrence resulting in bringing forward of the option referred to, any direct Shareholdermay present to Cemig a notice of bringing forward of the option, at which moment the option shall be considered exercised by all the direct shareholders, over the totality of their shares.

3)	As guarantee for the full payment of the Put Option, on May 31, 2016 Cemig offered to the holders of the Put Option 55,234,637 common shares and 110,469,274 preferred shares in Transmissora Aliança de Energia S.A. (Taesa), and as further guarantee, 53,152,298 shares that Cemig directly holds in Light.

On November 22, 2017 Cemig signed the First Amendment to the Shareholders’ Agreement of RME – Rio Minas Energia Participações S.A. (‘RME’), with: Banco Santander (Brasil) S.A. (‘Santander’), BV Financeira S.A. – Crédito Financiamento e Investimento (‘BV’ Financeira’) and BB-Banco de Investimento S.A. (‘BB-BI’), (jointly, ‘the Shareholderbanks’) to formalize the partial postponement of the date of the Put option granted by Cemig to the ShareholderBanks, the new exercise date being moved from November 30, 2017 to November 30, 2018.

In relation to the Put option granted by Cemig to the ShareholderBanks in Lepsa, the exercise date remained unchanged, and as a result on November 30, 2017, Cemig acquired the totality of the shares in Lepsa, and the totality of the preferred shares in RME held by BB-BI, BV Financeira and Santander, as described in greater detail in Note 16.

Amount of the Company’s exposure

The change in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, in 2017 and 2016, has been as follows:

After the acquisitions referred to above, the Company’s exposure was as follows;

R$ ’000
Balance at December 31, 2016	1,149,881
Variation in fair value	187,568
Written down, due to exercise of Put	(830,217)

Balance on December 31, 2017	507,232

Balance on December 31, 2015	1,245,103
Variation in fair value	54,538
Reversals	(149,760)

Balance at December 31, 2016	1,149,881

In the calculation of the fair value of the option based on the Black-Scholes-Merton analysis, the following variables are taken into account: exercise price of the option; closing price of the stock of Light on December 31, 2017 (as a reference for the value of the indirect equity interest held by the direct shareholders of RME and Lepsa in Light); the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

The Company made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 3.5% p.a. to 11.5% p.a., and for volatility between 20.0% and 90.0% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 486,821 and R$ 532,150, respectively.

Sonda options

As part of the stockholding restructuring process, CemigTelecom and Sonda signed a Purchase Option Agreement (issued by CemigTelecom) and a Sale Option Agreement (issued by Sonda).

These resulted in CemigTelecom simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net income of Ativas in the business year prior to the exercise date. The exercise price of the call option will be equivalent to sixteen times the adjusted net income of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statement for 2016. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on December 31, 2016; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the value of the transaction in shares of Ativas by Sonda, which took place on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. The time to maturity was calculated assuming exercise date on March 31, 2021.

Considering that the exercise prices of the options are contingent upon the future financial accounting results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analyzes and on information of comparable listed companies.

The net effect of the calculation of the call and put options in shares of Ativas amounted to a credit amount of R$785 in the income statement for 2017.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swap transactions) to protect the servicing associated with these debts (principal plus interest).

The derivative instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The amounts of the principal of derivative transactions are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made: only the gains or losses that actually occur are recorded. The net result of these transactions was negative adjustment, on December 31, 2017, of R$ 32,462, recorded in Finance income (expenses).

The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. The Committee implements action plans and sets guidelines for proactive control of the financial risks environment.

The table below shows the derivative instruments contracted at December 31, 2017:

Cemig’s right (1)	Cemig’s obligation	Maturity period	Trading market	Value of principal contracted		Unrealized gain / loss
						Amount according to contract 2017	Fair value 2017
US$: FX variation + Rate (9.25% p.a.)	R$: 150.49% of CDI	12/2017 to 12/2024	Over the counter	US$	1,000,000	50,792	(32,462)

1)	For the principal, the swap operation has a floor of R$ 3.25 and ceiling of R$ 5.00.

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual.

The Company is guarantor of the derivative instruments contracted by Cemig GT.

Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, with effect on Loans and financings, Suppliers, and cash flow.

The net exposure to exchange rates is as follows:

Exposure to exchange rates R$ ’000	2017		2016
	Foreign currency	R$ ’000	Foreign currency	R$ ’000
US dollar
Loans and financings (Note 21)	1,014,535	3,356,082	7,072	23,049
Suppliers (Itaipu Binacional)	73,698	240,220	62,320	206,827

	1,088,233	3,596,302	69,392	229,876
Euros
Loans and financings – Euros (Note 21)	1,105	4,383	2,157	7,416

Net liabilities exposed		3,600,685		237,292

(*)	BNDES monetary unit – reflects the weighted average of the FX variations in the BNDES Basket of Currencies.

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at the end of 2018 will be an appreciation of the dollar by 3.11%, to R$ 3.411/US$, and depreciation of the Euro by 1.13%, to R$ 3.922/€. The Company has made a sensitivity analysis of the effects on the Company’s income arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure R$ ’000	Base Scenario Dec. 31, 2017	‘Probable’ scenario US$1=R$3.411 EUR1=R$3.922	‘Possible’ scenario FX depreciation 25.00% US$1=R$4.264 EUR1=R$4.903	‘Remote’ scenario FX depreciation 50.00% US$1=R$5.117 EUR1=R$5.883
US dollar
Loans and financings (Note 21)	3,356,082	3,460,579	4,325,977	5,191,376
Suppliers (Itaipu Binacional)	240,220	247,700	309,643	371,586

	3,596,302	3,708,279	4,635,620	5,562,962

Euros
Loans and financings (Note 21)	4,383	4,333	5,417	6,500

Net liabilities exposed	3,600,685	3,712,612	4,641,037	5,569,462

Net effect of exchange rate variation		111,927	1,040,352	1,968,777

Interest rate risk

On December 31, 2017 the Company was exposed to the risk of increase in Brazilian domestic interest rates. This exposure occurs as a result of net liabilities indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes R$ ’000	Consolidated
	2017	2016
Assets
Cash equivalents – Cash investments (Note 6)	916,762	893,713
Securities (Note 7)	1,088,137	1,045,228
Accounts receivable – Renova (Note 29)	350,200	74,630
Advance for future delivery of energy supply	122,920	230,112
Restricted cash	106,227	367,474
CVA and in tariffs – Selic rate * (Note 15)	369,010	397,725
Credits owed by Eletrobras	4,216	138,444

	2,957,472	3,147,326
Liabilities
Loans, financings and debentures – CDI rate (Note 21)	(7,202,558)	(11,057,740)
Loans, financings and debentures – TJLP (Note 21)	(118,891)	(213,102)
Advance sales of energy supply – CDI (Note 8)	(188,344)	—
CVA and Other financial components in tariffs – Selic rate (Note 15)	(414,800)	(804,975)
Adherence to the Tax Amnesty Program (PRCT) (Note 20)	(282,876)	—

	(8,207,469)	(12,075,817)

Net liabilities exposed	(5,249,997)	(8,928,491)

(*)	Amounts of CVA and Other financial components indexed by the Selic rate.

Sensitivity analysis

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that, in a probable scenario, on December 31, 2018 the Selic and TLP rates will be 6.75% and 7.00%, respectively. The Company has made a sensitivity analysis of the effects on its income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of scenarios for the path of interest rates considers the projections made by the Company and its subsidiaries, based on its financial consultants.

Risk: Increase in Brazilian interest rates R$ ’000	Dec. 31, 2017	December 31, 2018
	Book value	‘Probable’ scenario Selic 6.75% TJLP 6.75%	‘Possible’ scenario Selic 8.44% TJLP 8.44%	‘Remote’ scenario Selic 10.13% TJLP 10.13%
Assets
Short-term investments	916,762	978,643	994,137	1,009,630
Securities	1,088,137	1,161,586	1,179,976	1,198,365
Accounts receivable – Renova (Note 29)	350,200	373,839	379,757	385,675
Advance for future delivery of power supply	122,920	131,217	133,294	135,372
Restricted cash	106,227	113,397	115,193	116,988
CVA and Other financial components in tariff adjustments – Selic rate	369,010	393,918	400,154	406,391

Credits owed by Eletrobras	4,216	4,501	4,572	4,643

	2,957,472	3,157,101	3,207,083	3,257,064

Liabilities
Loans and financings – CDI (Note 21)	(7,202,558)	(7,688,731)	(7,810,454)	(7,932,177)
Loans and financings – TJLP (Note 21)	(118,891)	(126,916)	(128,925)	(130,935)
Advance sales of power supply—CDI (Note 8)	(188,344)	(201,057)	(204,240)	(207,423)
CVA and Other Financial components in tariffs (Note 15)	(414,800)	(442,799)	(449,809)	(456,819)
Adherence to Tax Amnesty Program (PRCT) (Note 20)	(282,876)	(301,970)	(306,751)	(311,531)

	(8,207,469)	(8,761,473)	(8,900,179)	(9,038,885)

Net assets (liabilities) exposed	(5,249,997)	(5,604,372)	(5,693,096)	(5,781,821)

Net effect of variation in interest rates		(354,375)	(443,099)	(531,824)

Risk of increase in inflation

This table shows the Company’s net exposure to inflation rates:

Exposure to increase in inflation R$ ’000	2017	2016
Assets
Concession financial assets related to Distribution infrastructure—IPCA (Note 15)	110,832	128,071
Transmission – Indemnity receivable – IPCA (Note 15)	1,928,038	1,805,230
Generation – Indemnity receivable – IPCA (Note 15)	1,900,757	546,624
Concession Grant Fee – IPCA (Note 15)	2,337,135	2,253,765

	6,276,762	4,733,690
Liabilities
Loans, financings and debentures – IPCA (Note 21)	(3,800,889)	(3,935,479)
Debt agreed with pension fund (Forluz) – IPCA	(720,498)	(787,003)
Forluz— deficit of pension plan	(283,291)	—

	(4,804,678)	(4,722,482)

Net assets (liabilities) exposed	(1,472,084)	11,208

Sensitivity analysis

In relation to the most significant risk of increase in inflation, the Company estimates that, in a probable scenario, on December 31, 2018 the IPCA inflation index will be 4.43%. The Company has made a sensitivity analysis of the effects on its income arising from increases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: increase in inflation R$ ’000	Dec. 31, 2017	December 31, 2018
	Amount Book value	‘Probable’ scenario IPCA 4.28%	‘Possible’ scenario IPCA 5.35%	‘Remote’ scenario IPCA 6.42%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (Note 15)	110,832	115,576	116,762	117,947
Transmission – Indemnity receivable – IPCA (Note 15)	1,928,038	2,010,558	2,031,188	2,051,818
Generation – Indemnity receivable – IPCA (Note 13)	1,900,757	1,982,109	2,002,447	2,022,786
Concession Grant Fee – IPCA (Note 15)	2,337,135	2,437,164	2,462,172	2,487,179

	6,276,762	6,545,407	6,612,569	6,679,730
Liabilities
Loans, financings and debentures – IPCA (Note 21)	(3,800,889)	(3,963,567)	(4,004,237)	(4,044,906)
Debt agreed with pension fund (Forluz) – IPCA	(720,498)	(751,335)	(759,045)	(766,754)
Forluz deficit of pension plan	(283,291)	(295,416)	(298,447)	(301,478)

	(4,804,678)	(5,010,318)	(5,061,729)	(5,113,138)

Net assets (liabilities) exposed	1,472,084	1,535,089	1,550,840	1,566,592

Net effect of variation in IPCA and IGP–M indices		63,005	78,756	94,508

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheets. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the energy sold by the Company is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving energy. Prolongation of generation by thermoelectric plants can pressure costs of acquisition energy by the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

On the reporting date, the Company (holding company and consolidated) presented excess of current liabilities over current assets.

Note 1 refers to the Company’s various measures taking to increase its liquidity, through: new financings, refinancing of existing obligations or, potentially, disinvestment of assets that are not part of the Company’s core business. Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financings and could also make refinancings of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligation to suppliers, for debts agreed with the pension fund, loans, financings and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is shown in this table:

Consolidated R$ ’000	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	42,998	1,004,708	2,230,589	11,755,264	6,488,516	21,522,075
Tax Amnesty Program (PRCT)	94,544	192,852	—	—	—	287,396
Onerous concessions	249	491	2,106	9,564	15,017	27,427
Debt agreed with pension plan (Forluz)	11,172	22,446	102,418	606,669	259,435	1,002,140
Solution plan for deficit of the pension plan (Forluz) (Note 23)	2,533	5,089	23,317	138,081	399,598	568,618

	151,496	1,225,586	2,358,430	12,509,578	7,162,566	23,407,656
- Fixed rate
Suppliers	2,342,757	—	—	—	—	2,342,757

	2,494,253	1,225,586	2,358,430	12,509,578	7,162,566	25,750,413

Holding company R$ ’000	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Debt agreed with pension fund (Forluz)	550	1,104	5,039	29,848	12,764	49,305
Solution plan for deficit of the pension fund (Forluz) (Note 23)	125	250	1,147	6,794	19,660	27,976

	675	1,354	6,186	36,642	32,424	77,281
- Fixed rate
Suppliers	4,667	—	—	—	—	4,667

	5,342	1,354	6,186	36,642	32,424	81,948

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company used numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of clients with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The credit risk is also reduced by the extremely wide client base.

The allowance for doubtful debtors constituted on December 31, 2017, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries, was R$ 545,918.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statement.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

4.	Rating by three risk rating agencies.

5.	Equity greater than R$ 400 million.

6.	Basel ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set:

Group	Equity	Concentration	Limit per bank (% of equity)*
A1	Over R$ 3.5 billion	Minimum of 80%	Between 6% and 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	Between 5% and 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	Between 5% and 7%

*	The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

3.	No bank may have more than 30% of the Group’s portfolio.

4.	No bank may have more than 50% of the portfolio of any individual company.

Risk of over-contracting and under-contracting of power supply

Sale or purchase of power supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is a risk inherent to the energy distribution business. The regulatory limit for 100% pass-through to customers of exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 100% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. The Company’s Management is continually managing its contracts for purchase of power supply to mitigate the risk of exposure is to the spot market.

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension brought with it changes from the previous contract. The extension, coming into force on January 1, 2016, brought changes to the present contract. Under the new contract, continuity of the concession is conditional upon compliance by the distributor with new criteria for quality and economic-financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or with the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings with a view to termination of the distribution concession.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectrical plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolongation of the generation of energy using the thermal plants potentially could lead to cost increases for the energy distributors, causing a greater need for cash, and could result in future increases in tariffs.

Risk of early maturity of debt

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. For more details please see Note 21.

Capital management

This table shows comparisons of the Company’s consolidated net liabilities and its Equity on December 31, 2017 and 2016:

R$ ’000	2017	2016
Total liabilities	27,909,453	29,101,482
(–) Cash and cash equivalents	(1,030,257)	(995,132)
(–) Restricted cash	(106,227)	(367,474)

Net liabilities	26,772,969	27,738,876

Total equity	14,330,136	12,934,371

Net liabilities / equity	1.87	2.14

31.	MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

◾	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

◾	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

◾	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, mainly related to discounted cash flow analysis.

The following is a summary of the instruments that are measured at fair value:

R$ ’000	Balance on December 31, 2017	Fair value at December 31, 2017
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – No observable inputs (Level 3)
Assets
Fair value through income or loss
Securities held for trading
Bank certificates of deposit	2,652	—	2,652	—
Treasury Financial Notes (LFTs)	290,004	—	290,004	—
Financial Notes – Banks	739,945	739,945	—	—
Debentures	11,292	—	11,292	—

	1,043,893	739,945	303,948	—
Derivative financial instruments	8,649	—	—	8,649

	1,052,542	739,945	303,948	8,649
Available for sale
Concession financial assets related to infrastructure	369,762	—	—	369,762

	369,762	—	—	369,762
Liabilities
Fair value through income or loss
Derivative financial instruments	(856,135)	—	—	(856,135)

	(856,135)	—	—	(856,135)

	566,169	739,945	303,948	(477,724)

R$ ’000	Balance on December 31, 2016	Fair value at December 31, 2016
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – No observable inputs (Level 3)
Assets
Held for trading
Securities
Bank certificates of deposit	32,782	—	32,782	—
Treasury Financial Notes (LFTs)	192,995	192,995	—	—
Financial Notes – Banks	724,274	—	724,274	—
Debentures	45,289	—	45,289	—

	995,340	192,995	802,345	—
Available for sale
Concession financial assets related to infrastructure	216,107	—	—	216,107

	216,107	—	—	216,107
Liabilities
Fair value through income or loss
Derivative financial instruments	(1,341,468)	—	—	(1,341,468)

	(1,341,468)	—	—	(1,341,468)

	(130,021)	192,995	802,345	(1,125,361)

Fair value calculation of financial positions

Concession financial assets related to infrastructure: Measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established in regulations by the Concession grantor (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Concession financial assets is shown in Note 15.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

Put options: The Company adopted the Black-Scholes-Merton method for measuring the fair value of the SAAG, RME, Lepsa and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date. The movement in relation to the put options, and other information, is given in Note 15.

32.	INSURANCE

The Company maintains insurance policies to cover damages to certain assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statement, and consequently were not examined by the external auditors.

	Cover	Dates of cover	Amount insured (1)		Annual premium (1)
Companhia Energética de Minas Gerais
Facilities in buildings	Fire	01/08/2018 – 01/08/2019	R$	53,348	R$	12
Cemig Geração e Transmissão
Air transport / Aircraft	Fuselage Third party	04/29/2017 – 04/29/2018	US$ US$	4,675 14,000	US$	58
Warehouse stores	Fire	10/02/2017 – 10/02/2018	R$	14,931	R$	21
Facilities in buildings	Fire	01/08/2018 – 01/08/2019	R$	454,828	R$	98
Telecoms equipment	Fire	01/08/2018 – 01/08/2019	R$	11,514	R$	5
Operational risk	—	12/07/2017 – 12/07/2018	R$	1,333,711	R$	1,790
Cemig Distribuição
Air transport / Aircraft / Guimbal equipment	Fuselage Third party	04/29/2017 – 04/29/2018	US$ US$	3,613 14,000	US$	42
Warehouse stores	Fire	10/02/2017 – 10/02/2018	R$	84,169	R$	120
Buildings	Fire	01/08/2018 – 01/08/2019	R$	1,003,221	R$	217
Telecoms equipment	Fire	01/08/2018 – 01/08/2019	R$	17,208	R$	7
Operational risk – Transformers above 15MVA and other power distribution equipment with value above R$ 1,000 (2)	Total	12/07/2017 – 12/07/2018	R$	471,265	R$	633
Gasmig
Gas distribution network / Third party	Third party	12/15/17 – 12/15/18	R$	60,000	R$	429
Own vehicle fleet (Operation)	Damage to third parties only	07/07/17 – 07/07/18	R$	500	R$	2
Own vehicle fleet (Directors)	Full cover	10/25/17 – 10/25/18	R$	100	R$	1
Facilities—multirisk (3)	Robbery, theft and fire	01/01/17 – 01/01/18	R$	41,374	R$	50

(1)	Amounts expressed in R$ ‘000 or US$’000. (2) Maximum indemnity limit (MIL): R$ 230,661 for Cemig GT; R$ 214,035 for Cemig D.

The Company, except for its aircraft, does not have third party liability insurance covering accidents, and is not seeking proposals for this type of insurance. Additionally, the Company has not sought proposals for, and does not have current policies for, insurance against events that could affect its facilities such as earthquakes, floods, systemic failures or business interruption. The Company has not suffered significant losses arising from the above-mentioned risks. The Company has not suffered significant losses as a result of the above-mentioned risks.

33.	CONTRACTUAL COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments that include, principally, amortization of loans and financings, contracts with contractors for construction of new projects, and purchase of energy from Itaipu and other sources, as follows:

	2018	2019	2020	2021	2022	After 2022	Total
Purchase of energy from Itaipu	1,277,725	1,331,937	1,366,963	1,339,240	1,326,075	1,298,047	7,939,987
Purchase of energy – auctions	2,837,406	2,815,256	3,178,145	3,724,275	3,898,017	4,040,071	20,493,170
Purchase of energy – ‘bilateral contracts’	296,055	306,703	323,064	338,296	356,022	374,784	1,994,924
Quotas for Angra 1 and Angra 2	264,268	271,632	290,767	297,289	311,101	325,435	1,760,492
Transport of energy from Itaipu	226,825	231,921	236,130	219,593	206,384	215,877	1,336,730
Other energy purchase contracts	3,496,832	2,734,524	2,757,608	2,993,556	3,030,128	2,647,242	17,659,890
Purchase of gas for resale	546,013	559,369	586,461	611,267	639,544	669,048	3,611,702
Operating leasing transactions	97,620	76,093	60,648	63,798	67,725	71,980	437,864

Total	9,042,744	8,327,435	8,799,786	9,587,314	9,834,996	9,642,484	55,234,759

34.	THE ANNUAL TARIFF ADJUSTMENT

On May 23, 2017 Aneel approved the Annual Tariff Adjustment for Cemig D. It resulted in an average decrease in tariffs of 10.66%, in effect May 28, 2017, through May 27, 2018.

The average negative affect of 10.66% arises from the following factors:

◾	Adjustment of the cost items of Portions A and B, contributing 1.29% to the average effect.

◾	Inclusion of the financial components calculated in the current tariff adjustment for offsetting in the subsequent 12 months, resulting in a reduction of 4.68%.

◾	Removal of the financial components established in the 2016 tariff adjustment process, which remained in effect up to the date of the adjustment being processed, contributing 7.28% reduction.

35.	NON-CASH TRANSACTIONS

In the business years 2017 and 2016, the Company made the following transaction not involving cash, which are not reflected in the Cash flow statement:

◾	Capitalized financial costs of R$ 70,913 in 2017 (R$ 142,014 in 2016).

◾	Offsetting of CDE: Offsetting between the amounts payable and receivable, in the amount of R$ 1,238,662 in 2017 (R$ 1,099,117 in 2016).

36.	SUBSEQUENT EVENTS

2018 PDVP Programmed Voluntary Retirement Plan

In March 2018, the Company approved the Programmed Voluntary Retirement Program (‘the 2018 PDVP’). Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2018. The period for joining the program will be April 2 through 30, 2018. For program offers payment of the severance amounts specified by law, including payment for the period of notice, and especially deposit of the ‘penalty’ amount of 40% of the FGTS Base Value, and other charges specified by the legislation, with no provision for payment of an additional premium.

Advanced payment for future delivery of energy supply

In the first quarter of 2018, Cemig GT made an advanced payment to Renova of R$ 46,550, in relation to invoices for energy supply becoming due between April and August 2018. These advances were discounted at a rate of 155% of the Interbank Deposit Certificate (CDI).

As a consequence of the process of sale of generation assets by Renova, the parties are in negotiations on the manner of payment of the amounts advanced by Cemig GT.

Binding proposal to Renova

On March 27, 2018 Cemig presented a binding proposal to Renova for acquisition of 100% of the shares in Chipley held by Renova, or 51% of the shares in Brasil PCH held by Chipley. Cemig’s intention is that Renova should sell its interest in Brasil PCH to a third party, or to Cemig itself or any of its affiliated companies, in the terms of the Proposal, to make it possible for payment to be made of the amounts owed to Cemig GT. The conclusion of the transaction, if accepted by Renova, will depend on conditions present specified in the Offer of the type that are usual for this type of transaction.

Sale of remaining shares not initially subscribed in capital increase

On March 21, 2018, Cemig sold the totality of the remaining shares not subscribed in the Capital increase approved by the Extraordinary General Meeting of October 26, 2017, through a public offer of a single and indivisible lot of shares, which resulted in a financial volume of R$ 110,700.    A total of 13,139,799 remaining common shares (ON) were sold for an average price of R$ 7.30, totaling R$ 95,773; and 1,815,750 remaining preferred (PN) shares were sold for an average price of R$ 8.22, for a total of R$$14,926.

* * * * * * * * * * * *

(The original is signed by the following signatories:)

Bernardo Afonso Salomão de Alvarenga,	Bernardo Afonso Salomão de Alvarenga,	Maurício Fernandes Leonardo Júnior
Chief Executive Officer	Deputy CEO (Interim)	Chief Finance and Investor Relations Officer
Ronaldo Gomes de Abreu	Franklin Moreira Gonçalves	Maura Galuppo Botelho Martins
Chief Distribution and Sales Officer	Chief Generation and Transmission Officer	Chief Officer for Human Relations and Resources
José de Araújo Lins Neto	Thiago de Azevedo Camargo;	Dimas Costa
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer
Daniel Faria Costa		Luciano de Araújo Ferraz
Chief Business Development Officer		Chief Counsel
Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-85.260

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the shareholders and Management of:

Companhia Energética de Minas Gerais

Belo Horizonte—MG

Opinion

We have audited the individual and consolidated financial statements of Companhia Energética de Minas Gerais (the “Company”), identified as Individual and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2017, and the statement of profit or loss, of comprehensive income, of changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Energética de Minas Gerais as at December 31, 2017, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

Risks related to compliance with laws and regulations

As mentioned in Note 16 to the financial statements, the Company has indirect investments in Madeira Energia S.A., Renova Energia S.A. and Norte Energia S.A. (jointly referred to as “non-controlled investees”), which are accounted for under the equity method. Currently, investigations and other legal measures are being conducted by public authorities in connection with these non-controlled investees regarding certain expenditures and their allocations, which involve and also include some of their other shareholders and certain executives of these shareholders. At this point, it is not possible to forecast future developments arising from these investigation procedures by the public authorities, nor their possible effects on the Company’s financial statements. Our opinion is not qualified in respect of this matter.

Risk regarding the ability of non-controlled investee Renova Energia S.A. to continue as a going concern

As discussed in Note 16 to the financial statements, the non-controlled indirect investee Renova Energia S.A. has incurred recurring losses and, as at December 31, 2017, has negative net working capital. These events or conditions indicate the existence of relevant uncertainty that may raise significant doubt about its ability to continue as a going concern. Our opinion is not qualified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide an individual opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Information Technology (“TI”) Environment

In view of the high volume of transactions and given the fact that the Company’s operations are highly dependent on the proper operation of the IT structure and its systems, along with the complexities inherent in the nature of its business, we consider the information technology environment to be a key audit matter.

How our audit addressed this matter

Our audit procedures included, but not limited to, an evaluation of the design and operating effectiveness of IT general controls (“ITGC”) implemented by the Company for the systems considered relevant to the auditing process. The evaluation of ITGCs included audit procedures to evaluate controls over logical access (manage access), manage changes and other technology-related aspects. With regard to the audit of logical access, we tested, on a sample basis, the process of authorizing and granting new user profiles, the timely removal of access of transferred or terminated employees, and the regular review of user profiles.

In addition, we reviewed passwords policies, security settings, and access to technology resources. With regard to the manage changes process, we checked whether system changes were adequately authorized and approved by the Company’s Management, as well as the existence of segregation of duties. We also reviewed the operations management process, focusing on the policies to protect information and the timing for incidents resolution. We engaged our IT specialists in the performance of these procedures.

The combination of internal control deficiencies in the logical access and manage changes process represented a significant deficiency, and therefore changed our assessment of nature, timing, and extent of the planned substantive procedures to obtain sufficient and adequate audit evidence regarding the accounting records involved, including those mentioned in the matters described in the following topics.

Revenue recognition—electric power supply

As mentioned in Note 26 to the financial statements, part of the revenue recognized by the Company’s subsidiaries in 2017, totaling R$ 23,701,361 thousand, is derived from electric power supply. Part of the revenue from electric power supply recognized by the subsidiaries refers to unbilled services provided to customers and final consumers (“unbilled revenue”), since billing is based on measurements and reading cycles, which in some cases occur after the accounting closing period. The balances of consolidated accounts receivable from billed and unbilled power supply totaled R$ 2,714,264 thousand and R$ 1,276,760 thousand as at December 31, 2017, respectively, and are disclosed in Note 8 to the financial statements.

Our audit focused on this matter due to the materiality of amounts involved and to the specific nature of both the billing process, which is highly dependent on computer systems, and the unbilled revenue estimation process, which consider historical data, contractual information, reports containing a large number of data obtained from the Company’s systems, manual inputs, as well as judgments made by Management on the estimated consumption by customers and final consumers, in order to ensure that revenue is accounted for in the adequate accrual period.

How our audit addressed this matter

Our procedures included, but were not limited to: (i) evaluating the design and operating effectiveness of the internal controls implemented by Company to adequately account for revenue transactions; (ii) involving IT specialists to perform auditing procedures supported by computerized tools; (iii) revenue tests of detail; (iv) testing the mathematical accuracy of unbilled revenue, including understanding and documenting the estimation process, determining and reviewing Management’s assumptions; and (v) involving experienced audit professionals to define the testing strategy, to review the audit supporting documentation, and to oversee the audit procedures performed. In addition, we assessed the adequacy of the Company’s disclosures on this matter.

Based on the results of the audit procedures performed, which are consistent with management’s assessment, we considered the estimates prepared by Management to be acceptable, as well as the related disclosures in Notes 8 and 26 in the context of the financial statements taken as a whole.

Service concession’s infrastructure and financial assets

As described in Notes 15 and 18 to the financial statements, as at December 31, 2017, subsidiaries Cemig Distribuição S.A., Companhia de Gás de Minas Gerais and Cemig Geração e Transmissão S.A. have concession’s financial and intangible assets totaling R$ 7,083,492 thousand and R$ 11,155,928 thousand, respectively, representing the service concession’s infrastructure.

The amount of investments in infrastructure for concession services is an essential part of the methodology applied by the granting authority to define the tariff to be charged by the energy and gas distributors to final consumers, as well as to define the Annual Allowed Revenue (RAP) of the transmission companies, under the terms of the Concession Agreement. Definition of which costs are eligible and that should be capitalized as infrastructure cost is subject to Management’s judgment. During 2017, the subsidiaries recognized investments in the infrastructure assets of energy and gas distribution and transmission service concessions in the total amount of R$ 1,129,675 thousand.

Additionally, determination of costs that qualify as concession infrastructure investment also has direct impact on evaluation of concession financial assets of the electric power generation and distribution concessions, which represents the amounts invested by the subsidiaries that will not be or have not been fully amortized by the end of the concession term, and consequently will be indemnified by the granting authority.

Our audit focused on this matter due to the specific aspects of the capitalization process, the subsequent evaluation of infrastructure costs and financial assets, in addition to the relevance of amounts involved.

How our audit addressed this matter

Our audit procedures involved, but were not limited to, evaluating the design and operational effectiveness of the Company’s internal controls over accounting for infrastructure investments, including the allocation of indirect costs, policies defined by the Company for such accounting and its applicability to accounting standards in force, and comparison of costs with historical data and observable industry standards.

As part of our procedures, we also recalculated the financial assets recorded by the Company, and compared the calculation-related inputs with external market information and criteria established by the granting authority, in addition to evaluating the changes in the last tariff revisions. An audit adjustment was identified indicating the need to supplement the financial assets restatement of the transmission concession, which was not adjusted by the Company due to their immateriality in relation to the financial statements taken as a whole.

In addition, we assessed the adequacy of the Company’s disclosures on this matter.

Based on the results of the audit procedures performed, which are consistent with management’s assessment, we considered the estimates prepared by management to be acceptable, as well as the related disclosures in Notes 15 and 18 in the context of the financial statements taken as a whole.

Post-retirement obligation

At December 31, 2017, net actuarial obligations related to post-retirement benefit plans sponsored by the Company and its subsidiaries, computed in accordance with the actuarial report issued by its consultant actuary, totaled R$ 4,186,181 thousand.

Our audit focused on this matter due to the relevance of the amounts recognized in liabilities, in addition to the level of judgment associated with the obligation measurement process, which includes complex assumptions such as long-term interest rates, yield on plan assets, salary increase, turnover, mortality and discount rates. Changes in these assumptions may have a material impact on the amounts recognized in the financial statements.

How our audit addressed this matter

During our audit, we engaged actuarial specialists to support us in evaluate the assumptions used in the calculation of the actuarial assets and liabilities of post-retirement benefit plans described in Note 23 to the financial statements. We compared these assumptions with comparable market data and benchmark standards internally developed based on independent calculations made as part of our procedures. Additionally, our actuarial specialists supported us to carry out procedures for identification of possible post-retirement benefit plans which had not been previously identified and upon evaluation of adequacy of disclosures made by the Company.

Based on the results of the audit procedures performed on post-retirement obligations, which are consistent with management’s assessment, we considered that the criteria and assumptions adopted in relation to the recognition of such obligations, the identification of existing obligations, as well as the related disclosures in Note 23, are appropriate in the context of the financial statements taken as a whole.

Impairment of investments in associates and joint ventures

Pursuant to CPC 18 (R2) Investments in Associates, Subsidiaries and Joint Ventures, equivalent to IAS 28, after applying the equity method, the Company shall apply the requirements of Technical Pronouncement CPC 38—Financial Instruments: Recognition and Measurement, equivalent to IAS 39, to determine the need to recognize any additional impairment loss on the Company’s total net investment in the investee. In 2017, as a result of this analysis, the Company and its subsidiaries believed that there was no indication of impairment of their investments; therefore no impairment loss was recognized.

Monitoring this matter was considered significant for our audit, considering the relevance of Company’s and its subsidiaries’ assets account balances, especially with respect to equity method investments in the amount of R$ 7,792,225 thousand, as disclosed in Note 16 to the financial statements, and to the existence of certain specific circumstances relating to some investees and joint ventures’ delayed operation start-up and going concern risk.

How our audit addressed this matter

Our audit procedures included, but were not limited to (i) reviewing internal and external information that could indicate a significant impairment of investments accounted for under the equity method, such as the history of dividends received and the change in the value of publicly-traded shares (if applicable); (ii) reviewing the adequate application of CPC 38 by the investees and joint ventures, by checking the analysis of indications and the calculation of the net recoverable value of assets, as applicable; (iii) reviewing the process, controls and assumptions adopted by Management to identify impairment indications and the calculation of their net recoverable value, as applicable; and (iv) involving experienced audit professionals to define the testing strategy, to review the audit supporting documentation, and to oversee the audit procedures performed. In addition, we assessed the adequacy of the Company’s disclosures on this matter.

Based on the results of the audit procedures performed on the balances of investments in associates and joint ventures, which are consistent with management’s assessment, we considered that the criteria and assumptions relating to the impairment of investments adopted by Management, as well as the related disclosures in Note 16, are appropriate in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for year ended December 31, 2017, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by CPC 09 – Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement, and are consistent in relation to the overall individual and consolidated financial statements.

Audit of corresponding figures

Company’s financial statements for the year ended December 31, 2016, were audited by another auditor who expressed an unmodified opinion on those statements on April 11, 2017, containing emphasis of matters on the issues described above and on the uncertainty of the renewal of the concession for Jaguara, São Simão and Miranda and the restatement of corresponding figures.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Belo Horizonte, March 28, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Shirley Nara S. Silva

Accountant CRC-1BA022650/O-0

OPINION OF THE AUDIT BOARD

OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, undersigned, in performance of their duties under the law and the by-laws, have examined the Report of Management and the Financial Statement for 2017, and the related complementary documents. After verifying that these documents reflect the economic and financial situation of the Company, and considering also the explanations provided by the representatives of the Company’s management and of its external auditors, the members of the Audit Board are unanimously in favor of their approval by the Ordinary and Extraordinary General Meetings of Shareholders to be held, concurrently, in 2018.

Belo Horizonte, March 28, 2018.

Signed:	Edson Moura Soares Camila Nunes da Cunha Pereira Paulino Manuel Jeremias Leite Caldas Rodrigo de Mesquita Pereira

DIRECTORS’ STATEMENT OF REVIEW OF THE FINANCIAL STATEMENT

STATEMENT

We hereby declare for the due purposes and upon the responsibility of our positions that at the 728th meeting of the Executive Board of Companhia Energética de Minas Gerais – Cemig, held on March 28, 2018, we approved completion, on March 28, 2018, of the Financial Statement of the Company for the 2017 business year; and submission to the Board of Directors, for decision and submission to the Annual General Meeting of the Report of Management, the Financial statement for the 2017 business year and the respective complementary documents.

In relation to those documents we declare that we have reviewed, discussed and agree with the said Financial Statement.

Belo Horizonte, March 28, 2018.

Signed:

Bernardo Afonso Salomão de Alvarenga,	Chief Executive Officer;
interim Deputy CEO
Daniel Faria Costa	Chief Business Development Officer
Dimas Costa	Chief Trading Officer
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer
José de Araújo Lins Neto	Chief Corporate Management Officer
Maura Galuppo Botelho Martins	Chief Officer for Human Relations and Resources
Maurício Fernandes Leonardo Júnior	Chief Finance and Investor Relations Officer
Ronaldo Gomes de Abreu	Chief Distribution and Sales Officer;
interim Chief Counsel
Thiago de Azevedo Camargo	Chief Institutional Relations and Communication Officer

DIRECTORS’ STATEMENT OF REVIEW OF THE EXTERNAL AUDITORS’ REPORT ON THE FINANCIAL STATEMENT

STATEMENT

We hereby declare for the due purposes and upon the responsibility of our positions that at the 728th meeting of the Executive Board of Companhia Energética de Minas Gerais – Cemig, held on March 28, 2018, we approved completion, on March 28, 2018, of the Financial Statement of the Company for the 2017 business year; and submission to the Board of Directors, for decision and submission to the Annual General Meeting, of the Report of Management, the Financial statement for the 2017 business year and the respective complementary documents.

In relation to those documents we declare that we have reviewed, discussed and agree with the opinion expressed by the representatives of the External Auditors.

Belo Horizonte, March 28, 2018.

Signed:

Bernardo Afonso Salomão de Alvarenga,	Chief Executive Officer;
interim Deputy CEO
Daniel Faria Costa	Chief Business Development Officer
Dimas Costa	Chief Trading Officer
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer
José de Araújo Lins Neto	Chief Corporate Management Officer
Maura Galuppo Botelho Martins	Chief Officer for Human Relations and Resources
Maurício Fernandes Leonardo Júnior	Chief Finance and Investor Relations Officer
Ronaldo Gomes de Abreu	Chief Distribution and Sales Officer;
interim Chief Counsel
Thiago de Azevedo Camargo	Chief Institutional Relations and Communication Officer

PRESENTATION OF FIRST QUARTER 2018 RESULTS

RESULTS 1Q2018

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated.
Financial data reflect the adoption of IFRS.

1Q18 Net profit R$ 465 million – up 35.6% YoY
Operational cash flow (Ebitda) over R$ 1 billion
Improved operational efficiency
PMSO expenses down R$ 49mn YoY
Borrowing costs down R$ 171 million on: reduction of debt, and lower Selic rate
Equity gain R$ 57 mn in 1Q18
Market recognizes improvement in credit quality
Fitch upgraded Brazilian rating three notches – to investment grade – and upgraded global rating one notch
S&P: upgraded one notch on Brazilian scale (investment grade)
Focus on the execution of the divestment program

Change of Net debt- increase of 35.9%
343
122
49
397
94
27
235
8
465
1Q17
Revennues
PMSO
Non-controling costs
Others
Gain on Equity
Financial results
Others
1Q18
Greater operational efficiency translates into gain for Cemig group
Adaption of workforce provides gain of R$ 49 million
Borrowing costs down R$ 171 million due to reduction of debt and fall in the Selic rate
Equity gain in investees positive at R$ 57 million
* Electricity bought for resale, Charges for use of national grid, and Gas bought for resale.

# Cemig's electricity market

Total energy billed Cemig D
+3.0%
-0.8%
4.274
4.637
6.249
6.201
860
879
798
766
1.410
1.351
644
612
2.537
2.593
1Q17
1Q18
1Q17
1Q18
Electricity transported
Consumption by captive market
Residential
Industrial
Commercial
Rural
Others

Market Cemig GT
-4.0%
650
631
2.261
1.990
3.929
3.947
1Q17
1Q18
Free Clients
ACL - Free contracts
Regulated Market

5

Total energy billed Cemig D
Market Cemig GT
4.274 4.637
+3.0%
6.249 6.201
1Q17 1Q18
Electricity transported Consumption by captive market
-0.8%
860 879
798 766
1.410 1.351
644 612
2.537 2.593
Residential
Commercial
Others
Industrial
Rural
-4.0%
650 631
2.261 1.990
3.929 3.947
Free Clients
ACL - Free contracts
Regulated Market
Cemig D: Total energy billed - up 3.0% vs. 1Q17
Total energy transported (Free Clients in Cemig D’s concession area) - up 8.5%.
Sales to final consumers down 0.8%
Cemig GT continues to serve effectively the same market, even with the reduction in total supply available to it with the deduction of the Jaguara, Miranda and Volta Grande hydroelectric plants (= 700 MW average - or = 30% of Cemig GT’s total power offtake guarantee of 1Q17)

-6.7%
716
668
96
209
11
400
66
236
15
351
1Q17
1Q18
P M S O

-50
1
-11
3
27
87
12
-76
186
41
-50
Personnel
Employees profit sharing
Post-Retirement
Materials
Contracted Services
Purchased Energy
Depreciation/ Amortization
Operating Provisions
Charges for Use of Basic Transmission Network
Gas bought for resale
Others

1 PMSO = Personnel, Materials, Outsourced services and Other expenses

6

Consolidated operational expenses - 1Q18 vs. 1Q17 COVUG
Improved operational efficiency reduces PMSO expenses PMSO = Personnel, Materials, Outsourced services and Other expenses
Expenses on personnel R$ 50 mn lower - result of voluntary retirement plans
New voluntary retirement plan, accepted by 175 employees: estimated expense of R$ 28 mn to be posted in 2Q18
Provisions for employment-law cases R$ 46 million lower
Provisions for losses on investments
Light - provision R$ 19 mn higher in 1Q18 than 1Q17 - balance is now R$ 542 mn
SAAG - provision R$ 43 mn lower in 1Q18 than 1Q17 - balance is now R$ 316 mn
Change in consolidated operational expenses - 1Q18/1Q17
-6.7%
716 668
96 66
209 236
11 15
400 351
1Q17 1Q18
P M S O
-50 1 -11 3 27 87 12 -76 186 41 -50

Personnel	Employees profit Post- Retirement	Materials	Contracted	Purchased	Depreciation/	Operating	Charges for Use	Gas bought for	Others

	sharing		Services	Energy	Amortization	Provisions	of Basic	resale
Transmission
Network

Cemig GT - 1Q18 results
Net revenue Ebitda Net profit
-6.7% -16.1% +33.5%
1,674 1,562
1Q17 1Q18
610 512
185 247
Net revenue reflects reduction of ~30% in total Offtake Guarantee level due to exclusion of Jaguara, Miranda and Volta Grande hydro plants (= 700 MW++average):
Gross revenue from supply , however, fell by only R$ 40 million (2.54%)
Average price up 1.3% - from R$ 230 to R$ 233 / MWh
Volume of energy sold slightly lower YoY (down 4.0%)
Transactions on CCEE (Power Trading Exchange) R$ 98 mn lower
Expenses on PMSO* R$ 18.8 mn lower - mainly due to voluntary retirement plans of prior years.
Borrowing costs R$ 101 million lower in 1Q18 than 1Q17, due to reduction of debt and lower Selic rate

Cemig D - 1Q18 results
Contribution margin Ebitda Net profit
-8.1% -2.4% +34.7%
1,227 1,127 327 319 49 66
Consumption in Cemig D’s concession area:
Volume distributed: 3.0% higher YoY
Captive market: 0.8% lower
Supply transported: 8.5% higher
Cemig D’s tariff adjustment: average rate charged to clients reduced by 10.66%, and TUSD charge reduced 40%, for the 2017-18 period
Expenses on PMSO* R$ 19.4 mn lower - mainly due to voluntary retirement plans of prior years
Borrowing costs R$ 58 million lower in 1Q18 than 1Q17, due to reduction of debt and lower Selic rate.
PMSO = Personnel, Materials, Outsourced services and Other expenses

Cemig, consolidated: debt profile
Maturities timetable - Average tenor: 4.1 years
Main indexors
Total net debt: R$12.8 billion
1.751 1.669 1.966 2.360 1.997 226 3.507 223
2018 2019 2020 2021 2022 2023 2024 After 2024
Gross debt reduced by R$ 700 million in the 1Q2018 - from R$ 14.4 billion to R$ 13.7 billion
Borrowing costs lower due to lower debt and fall in Selic basic interest rate: R$ 171 lower than in 1Q17
26% 25% 48%
CDI IPCA DOLLAR OTHERS
A hedge was contracted, transforming the debt in US dollars into a debt costing a set percentage of the CDI rate, within an FX variation band
Cost of debt - %
14,28 15,89 15,95 12,03 10,39 9,09 8,72
3,74 8,40 8,29 8,97 7,22 6,01 5,77
2015 2016 Mar-17 Jun-17 Sep-17 2017 Mar-18
Real Nominal
Leverage - %
Net debt Ebitda
Net debt Stockholders’
equity + Net
debt
4,98 4,21 3,98 6,20 3,52 3,56
48,9 50,4 49,5 49,0 46,1 46,5
2016 Mar-17 Jun-17 Sep-17 2017 Mar-18

Cemig GT: debt profile
Maturities timetable - Average tenor: 4.1 years
Main indexors
Total net debt: R$7.8 billion
1.526 894 1.069 1.053 329 - 3.263
2018 2019 2020 2021 2022 2023 2024
Gross debt reduced by R$ 183 million in the 1Q2018 -from R$ 8.3 bn to R$ 8.1 bn
See Note 17 to the financial statements (Loans, financings and debentures)
14% 42% 44% 0%
CDI IPCA DOLLAR OTHERS
A hedge was contracted, transforming the debt in US dollars into a debt costing a set percentage of the CDI rate, within an FX variation band
Cost of debt - %
14,41 16,03 16,11 12,07 10,07 9,23 8,92
3,66 8,59 8,46 9,85 7,41 6,14 6,10
2015 2016 Mar-17 Jun-17 Sep-17 2017 Mar-18
Leverage - %
Net debt Ebitda
Net debt
Stockholders’
equity + Net
debt
5,60 4,51 4,53 5,78 3,78 3,78 4,19
62,9 60,9 58,3 58,2 60,6 60,7
2016 Mar-17 Jun-17 Sep-17 2017 Mar-18
Real Nominal

Perfil da dfvida Cemig D
Maturities timetable - Average tenor: 4.1 years
Total net debt: R$4.9 billion
61 687 866 1.233 1.637 225 244 223
2018 2019 2020 2021 2022 2023 2024 After 2024
R$ 400 million Note issue in May
Gross debt reduced by R$ 507 million in the 1Q2018 -from R$ 5.7 bn to R$ 5.2 bn
Main indexors
52% 46% 1% 1%
RGR CDI IPCA Others
Cost of debt - %
14,31 15,87 15,95 10,97 9,57 8,93 8,47
4,01 8,06 8,04 8,95 6,90 5,87 5,70
2015 2016 Mar-17 Jun-17 Sep-17 2017 Mar-18
Real Nominal
Leverage - %
Net debt Ebitda
Net debt
Stockholders’
equity + Net
12,55 10,39 13,78 5,84 6,01
66,2 68,0 69,3 73,9 56,5 54,5
2016 Mar-17 Jun-17 Sep-17 2017 Mar-18

Description	2018	1Q18
GENERATION	314	85
Investment program	54	3
Aportes	260	82
Alianga Norte	72	23
SPE - Guanhaes	64	18
SPE - Amazonia Energia Participagoes S.A. (Belo Monte)	119	38
Usina Hidreletrica Itaocara S.A.	5	3
TRANSMISSION	160	2
Investment program	160	2
CEMIG D	1,138	182
Investment program	1,138	182
Total	1,612	269

# Cash flow

Operations
-R$373
Financing
-R$613
Investment
R$378
Securities
1.088
Cash
1.030
465
692
344
719
467
110
723
649
271
Total
871
Securities
448
Cash
422
Cash start of 2018
Profit 1Q18
Itens not affecting cash
Interest paid on loans and financings
Suppliers
Others
Subscription of share
Loans and debentures
Resgate de Aplicação Fnanceira
Aporte/ Investments
Cash end of 2018

13

Cash flow
Net cash position reduced by R$ 608 million
Redemption of securities totaling R$ 640 million

Cash start of	Profit	Itens not Interest paid Suppliers	Others	Subscription	Loans and	Resgate de	Aporte/	Cash end
2018	1Q18	affecting cash on loans and		of	debentures	Aplicagao	Investments	of 2018
		financings		share		Fnanceira

Securities 1.088 Cash 1.030
Operations -R$373
465 692 344 719 467
Financing -R$613
110 723
Investment R$378
649 271
Total 871
Securities 448
Cash 422

# Improvement in credit quality

➤ Rating agencies classify Cemig Investment Grade

FitchRatings

| Investment Grade | | | | | | | | | | Speculative Grade | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC | CC | C | RD/D | | |
| | | | | | | | | | | | | | | Bond | | | | | | | |

STANDARD &POOR'S

| Investment Grade | | | | | | | | | | Speculative Grade | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | D |
| | | | | | | | | | | | | | | Bond | | | | | | | |

| Investment Grade | | | | | | | | | | Speculative Grade | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | |
| | | | | | | | | | | | | | | | | | | | | | |

14

Improvement in credit quality
Rating agencies classify Cemig Investment Grade
Fitch Ratings
BBB-(bra) Cemig H, Cemig GT and Cemig D National Scale ^ B Cemig H, Cemig GT and Cemig D Global Scale
STANDARD & POOR’S
brBBB Cemig H, Cemig GT and Cemig D
B Cemig H, Cemig GT and Cemig D
National Scale Global Scale
B2.br Cemig H, Cemig GT and Cemig D National Scale
B3 Cemig H, Cemig GT and Cemig D Global Scale

Other highlights
CemigTelecom
Absorption finalized
Public hearing for auction held April 18
Tender announcement to be published by end of May
Transfer of transmission assets to Taesa
Cemig owns 51% of Companhia Centroeste de Minas Gerais S.A. - Centroeste
Taesa has presented a non-binding proposal
Periodic Tariff Review for Cemig D
Final phase of process of review - positive effect on the Ebitda of R$500 million per year
Result of review will be ratified by Council of Aneel on May 22
Cemig’s 23rd Annual Meeting with the Capital Markets - May 29
Round table with the Executive Board
Updating of financial forecasts
Updating of Cemig GT’s ‘Sources and Uses’ diagram
Strategic presentations

CEMIG
Investor Relations
Phone: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br